Form 10-K, Exhibit 13
TELLABS INC
filed 1995-03-27
CIK 317771

EXHIBIT 13

Five-Year Summary of Selected Financial Data
(In thousands, except per-share data)
                                                  1994        1993      1992      1991      1990
                                                  ----        ----      ----      ----      ----
Net sales                                        $494,153    $320,463 $258,560   $212,751 $211,046

Gross profit                                     $270,003    $164,255 $125,876   $100,154  $94,698

Earnings before income taxes                      $97,824     $35,801  $19,152     $7,025  $10,731

Net earnings before cumulative effect             $72,389     $30,467  $16,854     $6,631   $8,102

Cumulative effect of accounting change               ----      $1,500     ----       ----     ----

Net earnings                                      $72,389     $31,967  $16,854     $6,631   $8,102

Earnings per share before cumulative effect         $1.60       $0.69    $0.40      $0.17    $0.21

Cumulative effect on earnings per common share       ----       $0.03     ----       ----     ----

Earnings per common share                           $1.60       $0.72    $0.40      $0.17    $0.21

Stockholders' equity                             $292,790    $207,006 $167,144   $145,043 $130,411

Total assets                                     $390,067    $328,766 $210,748   $185,964 $171,538

Net working capital                              $138,317     $64,285 $109,201    $96,753  $78,256

Long-term debt                                     $2,850      $2,850   $2,850     $3,992   $4,184

No cash dividends per common share were paid. Per-share amounts are restated to reflect stock splits in 1994 and 1993.

COMMON STOCK MARKET DATA
(Restated for stock splits in 1994 and 1993)

                               1994                             1993
                          High         Low                 High         Low

First Quarter             30 3/4     21 7/8                 9 1/6      6 5/6

Second Quarter            37 1/4     25 1/4                12 5/6      6 1/3

Third Quarter             45 3/4     28 1/4                21 7/12    11 1/6

Fourth Quarter            56         42                    27 1/6     18 7/8


The Company's common stock is traded over-the-counter under the symbol
TLAB. The shares are included in the NASDAQ National Market System, which reports sales prices for actual transactions. At February 27, 1995, there were approximately 1,832 stockholders of record.



Management Statement of Financial Responsibilities

The financial statements of Tellabs, Inc., and Subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of Tellabs, Inc., and Subsidiaries at December 30, 1994, and December 31, 1993, and the consolidated results of its operations for the years ended December 30, 1994, December 31, 1993, and January 1,
1993.

The Company maintains accounting systems and related internal controls which, in the opinion of management, provide reasonable assurances that transactions are executed in accordance with management's authorization, that financial statements are prepared in accordance with generally accepted accounting principles, and that assets are properly accounted for and safeguarded.

Ethical decision-making is fundamental to the Company's management philosophy. Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted to the highest standards of personal and corporate conduct. Employee awareness of these objectives is achieved through key written policy statements.

The Board of Directors has appointed two of its non-employee members as an Audit Committee. This committee meets periodically with management and the independent certified public accountants, who have free access to this committee without management present, to discuss the results of their audit work and their evaluation of the internal control structure and the quality of financial reporting.

Michael J. Birck                   Peter A.  Guglielmi
President and                      Executive Vice President,
Chief Executive Officer,           Chief Financial Officer and Treasurer,
Tellabs, Inc.                      Tellabs, Inc.

January 23, 1995                   January 23, 1995























Report of Independent Certified Public Accountants

We have audited the accompanying consolidated balance sheets of Tellabs, Inc., and Subsidiaries as of December 30, 1994, and
December 31, 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 30, 1994, December 31, 1993 and January 1, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tellabs, Inc., and Subsidiaries at December 30, 1994, and December 31,
1993, and the consolidated results of its operations and its consolidated cash flows for the years ended December 30, 1994, December 31, 1993 and January 1, 1993, in conformity with generally accepted accounting principles.

As discussed in Note G to the consolidated financial statements, effective
January 1, 1993, the Company changed its method of accounting for income taxes.




Grant Thornton LLP
Chicago, Illinois
January 23, 1995























CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per-share data)
                                                  Year        Year      Year
                                                  Ended      Ended      Ended
                                                12/30/94    12/31/93  01/01/93
                                                --------    --------  --------
Net sales                                        $494,153    $320,463 $258,560
Cost of sales                                     224,150     156,208  132,684
                                                  -------     -------  -------
Gross Profit                                      270,003     164,255  125,876

Operating expenses
  Marketing                                        67,310      55,611   47,443
  Research and development                         64,765      50,987   42,465
  General and administrative                       35,857      24,926   19,752
  Goodwill amortization                             2,389         685      117
                                                  -------     -------  -------
                                                  170,321     132,209  109,777
                                                  -------     -------  -------
Operating Profit                                   99,682      32,046   16,099
Other income (expense)
  Interest income                                   3,185       2,935    2,561
  Interest expense                                 (1,773)       (487)    (130)
  Equity in losses of joint venture                (1,012)        ---      ---
  Foreign exchange (loss) gain, net                (1,555)      1,118     (978)
  Gain on sale of long-term investment                ---         ---    1,059
  Other                                              (703)        189      541
                                                  -------     -------  -------
                                                   (1,858)      3,755    3,053
Earnings Before Income Taxes and Cumulative
  Effect of Change in Accounting Principle         97,824      35,801   19,152
Income taxes                                       25,435       5,334    2,298
Earnings Before Cumulative Effect on Prior
  Years of Changing to a Different Method of      -------     -------  -------
  Accounting for Income Taxes                      72,389      30,467   16,854
Cumulative effect on prior years of changing
  to a different method of accounting for
  income taxes                                        ---       1,500      ---
                                                  -------     -------  -------
Net Earnings                                      $72,389     $31,967  $16,854
                                                  =======     =======  =======
Average number of common and common
  equivalent shares outstanding                    45,341      44,234   42,276

Earnings per Share Before Cumulative Effect on
  Prior Years of Changing to a Different
  Method of Accounting for Income Taxes             $1.60       $0.69    $0.40
Cumulative effect on prior years of changing
  to a different method of accounting for
  income taxes                                        ---        0.03      ---
                                                    -----       -----    -----
Earnings per Share                                  $1.60       $0.72    $0.40
                                                    =====       =====    =====

The accompanying notes are an integral part of these statements.


CONSOLIDATED BALANCE SHEETS

ASSETS (In thousands)

                                                12/30/94    12/31/93
                                                --------    --------
Current Assets

  Cash and cash equivalents                       $51,460     $29,589

  Investments in marketable securities --
    available for sale                             23,209      15,982

  Accounts receivable -- primarily trade,
    net of allowance for doubtful receivables
    of $992,000 at December 30, 1994 and
    $844,000 at December 31, 1993                  84,397      74,473

  Inventories
    Raw materials                                  20,898      26,130
    Work in process                                12,396       9,533
    Finished goods                                 18,587      14,218
                                                  -------     -------
                                                   51,881      49,881

  Other current assets                              9,609       6,475
                                                  -------     -------
  Total Current Assets                            220,556     176,400

Property, Plant and Equipment -- at Cost

  Buildings and improvements                       46,516      40,711
  Equipment                                       114,853      98,296
                                                  -------     -------
                                                  161,369     139,007

   Less accumulated depreciation                   69,300      59,326
                                                  -------     -------
                                                   92,069      79,681
  Land                                              5,562       5,199
                                                  -------     -------
                                                   97,631      84,880

Goodwill                                           44,252      46,641

Other Assets                                       27,628      20,845
                                                  -------     -------
Total Assets                                     $390,067    $328,766
                                                 ========    ========

The accompanying notes are an integral part of these statements.




CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY            12/30/94   12/31/93
(In thousands)                                  --------    --------
Current Liabilities

  Notes payable - bank                             $ ----     $60,000

  Accounts payable-trade                           22,606      15,054

  Accrued liabilities
    Compensation                                   23,200      17,019
    Payroll and other taxes                         5,146       4,030
    Other                                          10,470       6,790
                                                   ------      ------
  Total accrued liabilities                        38,816      27,839

  Income taxes                                     20,817       9,222
                                                   ------      ------
  Total Current Liabilities                        82,239     112,115

Long-Term Debt                                      2,850       2,850

Long-Term Income Taxes                              6,572       3,531

Other Long-Term Liabilities                         3,844       2,773

Commitments                                           ---         ---

Deferred Income Taxes                               1,772         491

Stockholders' Equity

  Preferred stock: authorized 5,000,000 shares of
    $.01 par value; no shares issued and
    outstanding                                       ---         ---

  Common stock: authorized 100,000,000 shares of
    $.01 par value; issued 43,644,346 shares at
    December 30, 1994, and 42,982,978 shares at
    December 31, 1993                                 436         215

  Additional paid-in capital                       54,150      45,072

  Cumulative foreign currency translation           2,102      (3,042)
    adjustment
  Unrealized net (losses) gains on
    available-for-sale securities                    (803)         28

  Retained earnings                               236,905     164,733
                                                  -------     -------
Total Stockholders' Equity                        292,790     207,006
                                                  -------     -------
Total Liabilities and Stockholders' Equity       $390,067    $328,766
     The accompanying notes are an integral      ========    ========
part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                          Unrealized
                                    Additional Cumulative   (Losses)
                           Common    Paid-In   Translation   Gains,   Retained
(In thousands)             Stock     Capital   Adjustment     Net     Earnings    Total
                          -------    -------     -------    -------    -------   -------
Balance at
  December 28, 1991            $67     $28,263       $729     $   --- $115,984   $145,043
Net earnings                   ---         ---        ---         ---   16,854     16,854
Stock options exercised          2       6,443        ---         ---      ---      6,445
Employee stock awards          ---          26        ---         ---      ---         26
Change in corporate             69        (359)       ---         ---      ---       (290)
  structure
Foreign currency
  translation adjustment       ---         ---       (934)        ---      ---       (934)

Balance at                  ------      ------     ------      ------  -------    -------
  January 1, 1993              138      34,373       (205)        ---  132,838    167,144
                            ======      ======     ======      ======  =======    =======
Net earnings                   ---         ---        ---         ---   31,967     31,967
Stock options exercised          5      10,591        ---         ---      ---     10,596
Employee stock awards          ---         108        ---         ---      ---        108
Stock split                     72         ---        ---         ---      (72)       ---
Unrealized net gains on
  available-for-sale
  marketable securities        ---         ---        ---          28      ---         28
Foreign currency
  translation adjustment       ---         ---     (2,837)        ---      ---     (2,837)
Balance at                  ------      ------     ------      ------  -------    -------
  December 31, 1993            215      45,072     (3,042)         28  164,733    207,006
                            ======     =======     ======      ====== ========   ========
Net earnings                   ---         ---        ---         ---   72,389     72,389
Stock options exercised          4       8,883        ---         ---      ---      8,887
Employee stock awards          ---         195        ---         ---      ---        195
Stock split                    217         ---        ---         ---     (217)       ---
Unrealized net losses on
  available-for-sale
  marketable securities        ---         ---        ---        (831)     ---       (831)
Foreign currency
  translation adjustment       ---         ---      5,144         ---      ---      5,144

Balance at                  ------      ------     ------      ------  -------    -------
  December 30, 1994           $436     $54,150     $2,102       ($803)$236,905   $292,790
                            ======     =======     ======      ====== ========   ========

The accompanying notes are an integral part of these statements.









CONSOLIDATED STATEMENTS OF CASH FLOW

                                                  Year        Year      Year
                                                  Ended      Ended      Ended
(In thousands)                                  12/30/94    12/31/93  01/01/93
                                                --------    --------  --------
Operating Activities
  Net earnings                                    $72,389     $31,967  $16,854
  Adjustments to reconcile net earnings
   to net cash provided by operating
   activities:
    Depreciation and amortization                  19,502      14,511   11,370
    Provision for doubtful receivables                254          83    1,032
    Deferred income taxes                          (1,758)     (1,902)  (2,523)
    Gain on sale of long-term investment              ---         ---   (1,059)
    Cumulative effect of change
     in accounting principle                          ---      (1,500)     ---
    Net (increase) decrease in current assets,
     net of effects from purchase of subsidiary:
      Accounts receivable                          (7,660)    (16,868)  (9,284)
      Inventories                                      92      (8,446)  (4,479)
      Other current assets                           (724)       (410)      34
    Net increase (decrease) in current liabilities,
     net of effects from purchase of subsidiary:
      Accounts payable                              7,001      (4,060)   3,834
      Accrued liabilities                           9,991       9,315      109
      Income taxes                                  9,054       2,777    1,245
    Net increase in other assets                     (664)     (9,537)  (1,637)
    Net increase in other liabilities               3,638         675      633
                                                   ------      ------   ------
Net Cash Provided by Operating Activities         111,115      16,605   16,129

Investing Activities
  Acquisition of property, plant and
    equipment, net                                (22,956)    (28,671) (18,629)
  Proceeds from sales and maturities of             7,543      60,271   71,759
    marketable securities
  Payments for purchases of marketable
    securities                                    (15,602)    (37,112) (87,327)
  Payments for purchases of long-term
    investments                                    (9,005)     (5,102)     ---
  Payment for purchase of subsidiary,
    net of cash acquired                              ---     (56,866)     ---
  Cash proceeds from sale of long-term
    investment                                        ---         ---    1,801
                                                  -------     -------  -------
Net Cash Used by Investing Activities             (40,020)    (67,480) (32,396)










Consolidated Statements of Cash Flows (continued)
(In thousands)
                                                  Year        Year      Year
                                                  Ended      Ended      Ended
                                                12/30/94    12/31/93  01/01/93
                                                --------    --------  --------

Financing Activities
  Common stock sold through stock-option plans      9,081      10,704    6,471
  Proceeds from notes payable                         ---      60,000      ---
  Payments of notes payable                       (60,000)        ---      ---
  Payments for change in corporate structure          ---         ---     (290)
  Net payments of maturities of long-term debt        ---         ---     (533)
                                                   ------      ------   ------
Net Cash Provided(Used) by Financing Activities   (50,919)     70,704    5,648

Effect of Exchange Rate Changes on Cash             1,695        (477)     149
Net Increase (Decrease) in Cash And
  Cash Equivalents                                 21,871      19,352  (10,470)
Cash and Cash Equivalents At Beginning of Year     29,589      10,237   20,707
                                                  -------     -------  -------
Cash and Cash Equivalents At End of Year          $51,460     $29,589  $10,237
                                                  =======     =======  =======



Other Information
  Interest paid                                    $1,798        $507     $113
  Income taxes paid                               $10,664      $3,333   $4,189

Supplemental Schedule of Non-cash Investing and Financing Activities:

In acquiring all of the outstanding shares of Martis Oy during 1993, the Company paid direct costs totaling $71,263,000. In conjunction with the acquisition, liabilities were assumed as follows:

(In thousands)
  Fair value of assets acquired        $40,070
  Costs in excess of fair value         45,429
  Direct costs paid                    (71,263)
                                       -------
  Liabilities assumed                  $14,236
                                       =======
     The accompanying notes are an integral part of these statements.















NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A: Summary of Significant Accounting Policies

Nature of Business
Operating in one business segment, the Company and its Subsidiaries design, assemble, market and service a diverse line of electronic communication equipment used in public and private communication networks worldwide.

Consolidation
The consolidated financial statements include the accounts of the Company and its Subsidiaries. All significant intercompany balances and transactions have been eliminated. The Company's investment in a joint venture is accounted for under the equity method. The results of Martis Oy are included since the purchase date of October 7, 1993, as described in Note K.

Certain reclassifications have been made in the 1992 and 1993 consolidated financial statements to conform to the 1994 presentation.

Cash Equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments
The fair values of investments in marketable securities are estimated based on quotes from brokers or current rates offered for instruments with similar characteristics. The carrying amounts of all other financial instruments approximate their fair values.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Depreciation
Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, on both the declining-balance and straight-line methods.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases at enacted tax rates when such amounts are supposed to be realized or settled.

Goodwill
On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of the net income generated by the related subsidiaries to determine that no impairment has occurred. Goodwill is amortized over 20 years by the straight-line method. The accumulated amortization of goodwill is approximately $3,524,000 and $1,135,000 for December 30, 1994, and December 31, 1993, respectively.





Note A: Summary of Significant Accounting Policies (continued)

Fiscal Year
The Company operates on a 52-53 week fiscal year. The year ended January 1, 1993, contains 53 weeks, while all other years presented contain 52 weeks. The financial statement effect is not significant.

Stock Awards
When an employee stock award is granted (see Note D), compensation expense is charged for the fair market value of the shares issued.

Revenue Recognition
The Company recognizes revenue at the date of shipment.

Earnings Per Share
Primary and fully diluted earnings per share are based on the weighted average number of common and common equivalent shares outstanding during each period along with the dilutive effect of outstanding stock options.
On October 21, 1993, the Company declared a 3-for-2 stock split, payable in the form of a 50 percent stock dividend. On April 22, 1994, the Company declared a 2-for-1 stock split, payable in the form of a 100 percent stock dividend. All references to the number of common shares and per share amounts have been retroactively restated to give effect to the stock dividends.

Foreign Currency Translation
The financial statements of the Company's subsidiaries are generally measured using the local currency as the functional currency. Accordingly, the effect of translating a subsidiary's financial statements into U.S. dollars is recorded as a separate component of stockholders' equity.

Foreign Exchange Contracts
The Company enters into foreign exchange contracts as a hedge against net foreign accounts receivable and payable. Market value gains and losses on the contracts are recognized and are combined with offsetting foreign exchange gains or losses on those accounts.

























Note B:  Investments

Available-for-sale securities are accounted for at market with the unrealized gain or loss net of deferred income taxes shown as a separate component of stockholders' equity. At December 30, 1994, and December 31,
1993, they consisted of the following:

                                    Amortized  Unrealized    Market
(In thousands)                         Cost    Gain (Loss)   Value
  1994                               -------     -------    -------

State and municipal securities          $7,748      ($262)     $7,486
Preferred and common stocks              5,496       (305)      5,191
U.S. government and corporate
  debt obligations                      11,051       (519)     10,532
                                       -------    -------     -------
                                       $24,295    ($1,086)    $23,209
                                       =======    =======     =======

                                    Amortized  Unrealized    Market
                                       Cost    Gain (Loss)   Value
                                     -------     -------    -------
    1993

State and municipal securities          $8,073        ($6)     $8,067
Preferred and common stocks              3,049        151       3,200
U.S. government and corporate
  debt obligations                       4,832       (117)      4,715
                                       -------    -------     -------
                                       $15,954        $28     $15,982
                                       =======    =======     =======
Held-to-maturity securities are carried at their amortized cost.  At
December 30, 1994, and December 31, 1993, the balances were $1,300,000 and
$2,300,000, respectively, which consists entirely of U.S. government and corporate debt obligations.  These amounts are included in "Other Assets".

In the ordinary course of managing its assets and liabilities, the Company uses financial instruments, which are not reflected in the financial statements, to reduce or eliminate its exposure to foreign exchange risks.
Foreign currency risk is managed through forward exchange contracts.

At December 30, 1994, the Company had forward exchange contracts, generally having maturities of less than 30 days, in the amount of $18,579,000. These contracts are primarily denominated in Finnish markka, but also include contracts for Irish punts and Canadian dollars.










Note C:  Short- and Long-Term Debt

Two demand notes payable for $30,000,000 each were issued on October 5, 1993, to assist in financing the purchase of Martis Oy. The notes were repaid in full during 1994. The effective interest rates on the notes for 1994 were 4.24 percent and 4.38 percent, respectively. The effective rates on the notes for the three months of 1993 were 3.51 percent and 3.63 percent, respectively.

The long-term debt of $2,850,000 comprises industrial revenue bonds that were issued on December 20, 1991, with the principal payable in October 2014. Interest is payable quarterly based on a variable interest rate set weekly based on market conditions for similar instruments. The effective rates for 1994 and 1993 were 2.88 percent and 2.43 percent, respectively. The debt is unsecured. The provisions of the loan agreement contain restrictive covenants, including a minimum net worth and debt-to-equity ratio.



Note D:  Stock Options and Awards

The Company's 1981 and 1984 Incentive Stock Option Plans are tax-qualified plans and provide for 2,280,000 shares of common stock to be reserved for options that may be issued under the plans. The plans also provide that the option price shall be the market value of the shares as of the date of grant, except for options granted to holders of 10 percent or more of the outstanding shares, in which case the option price shall be 110 percent of the market value of the shares as of the date of grant. Unless the option agreement provides otherwise, options granted under the plans become exercisable on a cumulative basis at the rate of 25 percent during each of the second through fifth years after grant. Unless the option agreement provides otherwise, options granted under the 1981 plan terminate at the end of five years after grant, and options granted under the 1984 plan terminate at the end of 10 years after grant.

The Company's 1986 Non-Qualified Stock Option Plan provides for 3,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan provides that the option price shall be the market value of the shares as of the date of grant. Unless the option agreement provides otherwise, options granted under this plan become exercisable on a cumulative basis at the rate of 25 percent during each of the second through fifth years after grant. Unless the option agreement provides otherwise, options granted under the plan terminate at the end of five years.

The Company's 1987 Stock Option Plan for Non-Employee Corporate Directors provides for the non-discretionary grant of options to non-employee directors of the Company to purchase a combined maximum of 300,000 shares of common stock of the Company at a per-share price not less than the fair market value per share of the common stock on the date of grant. The plan provides that each non-employee director, on the date such person becomes a non-employee director, will be granted options to purchase 15,000 shares of common stock and, provided such person is still serving as a non-employee director, will automatically be granted options to purchase 3,000 additional shares of common stock each year thereafter on the anniversary of the last day of the month in which the initial options were granted.



Note D: Stock Options and Awards (continued)

The Company's 1989 Stock Option Plan provides for 3,000,000 shares of common stock to be reserved for options under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 3,000,000 shares and up to 3,000,000 stock appreciation rights (SARs). The SARs may be granted in conjunction with, or independently of, the options under the plan. The plan provides that the option price and the SAR price shall be the market value of the Company's shares as of the date of grant. Unless the option or SAR agreement expressly provides otherwise, options and SARs granted under this plan become exercisable on a cumulative basis at the rate of 25 percent during each of the second through fifth years after grant. Unless the option agreement provides otherwise, options and SARs granted under the plan terminate at the end of 10 years. At December 30, 1994, 381,000 SARs with grant prices ranging from $3 to $4.33 and 5-year terms and 195,000 SARs with grant prices of $6.33 and 10-year terms had been granted. At that date, a total of 437,000 SARs had been exercised, leaving a total of 139,000 outstanding.

The Company's 1991 Stock Option Plan provides for 1,500,000 shares of common stock to be reserved for options under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 1,500,000 shares. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant. Unless the option agreement provides otherwise, options granted under this plan become exercisable on a cumulative basis at the rate of 25 percent during each of the second through fifth years after grant. Unless the option agreement provides otherwise, options granted under the plan terminate at the end of 10 years.

The Company's 1994 Stock Option Plan provides for 2,000,000 shares of common stock to be reserved for options under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 2,000,000 shares. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant. Unless the option agreement expressly provides otherwise, options granted under this plan become exercisable on a cumulative basis at the rate of 25 percent during each of the second through fifth years after grant. Unless the option agreement provides otherwise, options granted under the plan terminate at the end of 10 years.

The Company has a program to award shares of the Company's common stock to employees in recognition of their past service. Each full-time employee who has worked for a continuous 5- or 20-year period is awarded 10 or 25 shares, respectively, of the Company's common stock as of the first business day of the month in which the employee's 5- or 20-year anniversary occurs. Common shares totaling 3,070 were awarded in 1994; totaling 3,140 in 1993; and totaling 1,340 in 1992.













Note D:  Stock Options and Awards (continued)

The following table summarizes the changes in the number of common shares under stock options granted pursuant to the preceding plans.

                                   1981 and 1984          1986 Non-Qualified
                                   Incentive Stock        Stock Option
                                   Option Plans           Plan

                                                 Average               Average
                                                 Option                Option
                                                  Price                 Price
                                        Shares  per share      Shares per share
                                       -------  ---------     ------- ---------
Options outstanding at
  December 27, 1991                    920,028      $4.39     951,228    $4.52

Option changes - 1992
  Granted                               36,000       6.01         ---      ---
  Exercised                           (340,646)      4.46    (488,286)    4.34
  Cancelled                            (38,212)      3.82        (750)    4.63
Options outstanding at                 -------                -------
  January 1, 1993                      577,170      $4.49     462,192    $4.70
                                       =======                =======
Option changes - 1993
  Granted                               21,000      20.92     430,000   $20.00
  Exercised                           (337,514)      4.56    (217,092)    4.78
  Cancelled                            (11,250)      4.16         ---      ---
Options outstanding at                 -------                -------
  December 31, 1993                    249,406      $5.43     675,100   $14.42
                                       =======                =======
Option changes - 1994
  Granted                                  ---        ---       7,000    26.38
  Exercised                            (79,400)      4.97     (82,349)    6.01
  Cancelled                               (376)      3.17      (6,000)   20.00
Options outstanding at                 -------                -------
  December 30, 1994                    169,630      $5.05     593,751   $15.67
                                       =======                =======
Exercisable:
  January 1, 1993                      417,420                457,692
  December 31, 1993                    158,266                245,100
  December 30, 1994                    137,381                268,251

Available for grant:
  January 1, 1993                       52,954                437,620
  December 31, 1993                     37,204                  7,619
  December 30, 1994                        ---                  6,619









Note D:  Stock Options and Awards (continued)


                                   1987 Stock
                                   Option Plan
                                   For Non-Employee       1989 Stock
                                   Corporate Directors    Option Plan

                                                 Average               Average
                                                 Option                Option
                                                  Price                 Price
                                        Shares  per share      Shares per share
                                       -------  ---------     ------- ---------
Options outstanding at
  December 27, 1991                     90,000      $4.24   1,879,622    $4.06

Option changes - 1992
  Granted                               15,000       6.88     192,000     6.13
  Exercised                            (42,000)      4.10    (455,504)    4.04
  Cancelled                                ---        ---     (61,014)    4.03
Options outstanding at                 -------                -------
  January 1, 1993                       63,000      $4.97   1,555,104    $4.32
                                       =======                =======
Option changes - 1993
  Granted                               15,000      12.57     166,000    17.27
  Exercised                            (36,000)      4.44    (695,226)    4.07
  Cancelled                                ---        ---     (20,632)    4.81
Options outstanding at                 -------                -------
  December 31, 1993                     42,000      $8.13   1,005,246    $6.62
                                       =======                =======
Option changes - 1994
  Granted                               15,000      33.10     342,000    27.35
  Exercised                            (27,000)     10.61    (268,513)    5.15
  Cancelled                                ---        ---     (16,753)   10.79
Options outstanding at                 -------                -------
  December 30, 1994                     30,000     $18.39   1,061,980   $13.60
                                       =======                =======
Exercisable:
  January 1, 1993                       54,000                716,022
  December 31, 1993                     33,000                606,730
  December 30, 1994                     21,000                485,853

Available for grant:
  January 1, 1993                      162,200                474,192
  December 31, 1993                    147,000                328,824
  December 30, 1994                    132,000                  3,577










Note D:  Stock Options and Awards (continued)

                                    1991 Stock            1994 Stock
                                    Option Plan           Option Plan
                                                 Average               Average
                                                 Option                Option
                                                  Price                 Price
                                        Shares  per share      Shares per share
                                       -------  ---------     ------- ---------
Options outstanding at
  December 27, 1991                    900,300      $5.66         ---      ---

Option changes - 1992
  Granted                              577,500       6.13         ---      ---
  Exercised                            (20,926)      5.56         ---      ---
  Cancelled                             (3,300)      5.92         ---      ---
Options outstanding at                 -------                -------
  January 1, 1993                    1,453,574      $5.85         ---      ---
                                       =======                =======
Option changes - 1993
  Granted                               11,000      20.00         ---      ---
  Exercised                           (171,994)      5.71         ---      ---
  Cancelled                            (27,224)      5.72         ---      ---
Options outstanding at                 -------                -------
  December 31, 1993                  1,265,356      $8.77         ---      ---
                                       =======                =======
Option changes - 1994
  Granted                               45,501      26.69     234,600   $26.38
  Exercised                           (196,976)      5.80         ---      ---
  Cancelled                            (15,505)      8.31      (2,000)   26.38
Options outstanding at                 -------                -------
  December 30, 1994                  1,098,376      $6.80     232,600   $26.38
                                       =======                =======
Exercisable:
  January 1, 1993                      247,425                    N/A
  December 31, 1993                    437,198                    N/A
  December 30, 1994                    578,623                    ---

Available for grant:
  January 1, 1993                       25,500                    N/A
  December 31, 1993                     41,724                    N/A
  December 30, 1994                     11,728              1,767,400













Note E: Employee Benefit and Retirement Plans

The Company maintains a defined contribution 401(k) retirement plan for the benefit of eligible employees. Under the plan, a participant may elect to defer a portion of annual compensation. During 1994 and 1993, matching contributions equal to the first 3 percent of eligible annual compensation were made by the Company for all eligible participants. During 1992, participants with three years of service or greater received a 3 percent matching contribution, while other participants received 2 percent. The Company may contribute additional amounts at the discretion of the Board of Directors. Company contributions to the plan were $3,480,000, $2,419,000 and $1,603,000 in 1994, 1993 and 1992, respectively. Contributions to the plan are immediately vested in plan participants.

The Company maintains a deferred compensation plan that permits officers and certain management employees to defer portions of their compensation. Unless the plan is amended by the Company, the deferred amounts earn an annual interest rate of 12 percent during the term of the plan. The liabilities for the deferred salaries plus interest are included in "Other Long-Term Liabilities".

The Company began money purchase and profit sharing plans for the benefit of eligible employees during 1993. Under the plans, 4 percent of eligible annual compensation was contributed by the Company for each participant in 1994 and 3 percent in 1993. No part of the contribution is vested until after a service period of five years, at which time the participant is fully vested. Company contributions to the plan were $3,134,000 and $2,111,000 for 1994 and 1993,respectively.
































Note F: Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 1994 and 1993 is as follows:
(In thousands, except per-share data)
                             First      Second      Third      Fourth
                           Quarter     Quarter    Quarter     Quarter    Total
                           -------     -------    -------     -------  -------
1994
Net sales                  $99,538    $123,029   $123,015    $148,571 $494,153
Gross profit                53,411      66,632     66,665      83,295  270,003
Net earnings                11,198      17,018     18,098      26,075   72,389
Earnings per common share    $0.25       $0.38      $0.40       $0.57    $1.60

                             First      Second      Third      Fourth
                           Quarter     Quarter    Quarter     Quarter    Total
                           -------     -------    -------     -------  -------
1993
Net sales                  $64,689     $71,533    $77,054    $107,187 $320,463
Gross profit                31,572      36,299     40,081      56,303  164,255
Net earnings before
 cumulative effect           4,145       4,793      6,374      15,155   30,467
Cumulative effect of
 accounting change           1,500         ---        ---         ---    1,500
                            ------      ------     ------      ------   ------
Net earnings                 5,645       4,793      6,374      15,155   31,967
                            ======      ======     ======      ======   ======
Earnings per
 common share before
 cumulative effect           $0.10       $0.11      $0.14       $0.34    $0.69
Cumulative effect of
 accounting change            0.03         ---        ---         ---     0.03
                            ------      ------     ------      ------   ------
Earnings per
 common share                $0.13       $0.11      $0.14       $0.34    $0.72
                            ======      ======     ======      ======   ======

Per-share amounts are restated to reflect stock splits in 1994 and 1993.


















Note G: Income Taxes
(In thousands)                      Year Ended Year Ended Year Ended
                                      12/30/94   12/31/93    01/01/93
Components of the Company's           --------   --------    --------
earnings before income taxes are as follows:

Domestic source                        $50,962    $15,593     $10,180
Foreign source                          46,862     20,208       8,972
                                       -------    -------     -------
Total                                  $97,824    $35,801     $19,152
                                       =======    =======     =======
The provisions for income tax expense (benefit) consists of the following:

Current:
  Federal                              $16,689     $4,237      $1,583
  State                                  1,312        301         274
  Foreign                                9,191      2,698         957
                                        ------     ------      ------
                                        27,192      7,236       2,814
Deferred:
  Federal and state                       (906)    (2,054)       (342)
  Reduction of valuation allowance      (1,544)      ----        ----
  Foreign                                  693        152        (174)
                                        ------     ------      ------
                                        (1,757)    (1,902)       (516)
                                        ------     ------      ------
Total                                  $25,435     $5,334      $2,298
                                        ======     ======      ======
Deferred tax assets (liabilities) under FASB 109
 for 1994 and 1993 are comprised of the following:
                                                   Ending      Ending
(In thousands)                                    Balance     Balance
                                                 12/30/94    12/31/93
Deferred tax assets                              --------    --------
  Inventory reserves                               $3,069      $2,829
  Deferred employee benefit expenses                3,627       2,123
  Accrued liabilities                               2,530       1,078
  Alternative minimum tax carryforwards             5,135       5,003
  Research and development credit carryforwards     1,890       3,567
  Unrealized loss on marketable securities            284         ---
  Foreign tax credit carryforwards                    ---         147
  Other                                               107         379
                                                   ------      ------
  Gross deferred tax assets                        16,642      15,126

Deferred tax liabilities
  Depreciation                                     (9,203)     (6,875)
  Deferred taxes on undistributed earnings of
    Hong Kong subsidiary                              (51)       (586)
  Other untaxed reserves - Martis Oy                 (566)       (770)
  Self-insurance reserves                             ---        (164)
  Other                                              (363)       (253)
                                                   ------      ------
  Gross deferred tax liabilities                  (10,183)     (8,648)
Deferred tax assets, net of deferred liability      6,459       6,478
Valuation allowance                                   ---      (1,544)
                                                   ------      ------
Net Deferred Tax Asset                             $6,459      $4,934
                                                   ======      ======

 Note G: Income Taxes (continued)


(In thousands)                                 Year Ended
                                                 01/01/93
                                                ---------
The deferred income tax benefit under
 APB 11 relates to the factors listed below:

  Excess book depreciation                           ($93)
  Adjustment in transfer price from Puerto Rico
    subsidiary                                       (240)
  Puerto Rico tollgate tax                            565
  Intercompany profit in inventory                   (853)
  Alternative minimum tax                            (104)
  Foreign sales corporation transactions              (34)
  Decrease in expenses capitalized to inventory      (190)
  Accrued expenses                                    280
  Deferred employee benefit expenses                  315
  Other - net                                        (162)
                                                    -----
Total                                               ($516)
                                                    =====


                                               Year Ended  Year Ended Year Ended
                                                 12/30/94    12/31/93 01/01/93
                                                ---------   --------- ---------

Federal income taxes at the statutory rate are reconciled with the Company's income tax provision as follows:

 Statutory U.S. income tax rate                      35.0%       35.0%    34.0%
 Foreign income taxes                                (7.2)      (11.7)   (11.5)
 Foreign tax credit and research and
   development credit                                (2.9)      (17.1)     ---
 Reduction of valuation allowance                    (1.6)        ---      ---
 Benefits attributable to foreign                    (0.9)       (1.2)    (4.9)
  sales corporation
 Dividends received from foreign subsidiaries         ---        11.8      ---
 Resolution of certain income tax contingencies       ---        (3.0)    (2.7)
 Capital loss                                         ---         ---     (2.2)
 Other - net                                          3.6         1.1     (0.7)
                                                     ----        ----     ----
Effective Income Tax Rate                            26.0%       14.9%    12.0%
                                                     ====        ====     ====







Note G: Income Taxes (continued)

In January 1993, the Company changed its method of accounting for income taxes from Accounting Principles Board Opinion No. 11 (APB 11) and adopted Statement of Financial Accounting Standards No. 109 (SFAS 109),
"Accounting for Income Taxes." The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method to an asset-and-liability approach. Previously, the Company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset-and-liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. According to the provisions of SFAS 109, prior years' financial statements have not been restated, and amounts shown for 1992 reflect accounting for income taxes under APB 11.

Deferred income tax assets increased to $6,459,000 at December 30, 1994, from $4,934,000 at December 31, 1993, reflecting the balance of tax benefits of alternative minimum tax credit carryforwards, research and development tax credit carryforwards and net future tax deductions at the end of 1994. The Company reduced the valuation reserve required by SFAS 109 from $1,544,000 at the end of 1993 to zero at the end of 1994. This reduction resulted from the Company's re-evaluation of the realization of tax benefits from the future utilization of research and development tax credit carryforwards and alternative minimum tax credit carryforwards. The projections for domestic income made the realization of these carryforwards more likely than not.

The Company has research and development tax credit carryforwards for federal and state income tax purposes of approximately $1,800,000 (that expire at various dates through 2009),training tax credits for state purposes of $90,000 (that expire at various dates through 1999), and alternative minimum tax credits of approximately $5,135,000 with no expiration dates.

Long-term income taxes are those taxes due to the Finnish government in 1996 on 1994 income of Martis Oy.

Deferred U.S. income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be permanently invested in those operations. The cumulative earnings of foreign subsidiaries were approximately $65,154,000 at December 30, 1994. The amount of unrecognized deferred tax liability for undistributed cumulative earnings of foreign subsidiaries at December 30, 1994, was approximately $11,952,000.



Note H:  Major Customers

Single customers accounted for approximately 15.3 percent, 12.3 percent, and 10.8 percent of consolidated net sales in 1994, 1993 and 1992, respectively.







Note I: Business Segment and Geographical Information

The Company operates in one business segment. Products include voice and data communication and networking equipment used in public and private communication networks worldwide.

The Company operates in three principal geographic areas: the United
States, Canada and Europe.  A summary of the Company's operations by area is presented below.
                                                          Adjustments
(In thousands)              United                            and     Consolidated
                            States      Canada     Europe Eliminations   Total
    1994                   -------     -------    -------     -------  -------
Revenues
 Unaffiliated customers   $355,406     $22,148   $116,599         --- $494,153
 Intergeographic            23,899         ---      5,034    ($28,933)     ---
                           -------     -------    -------     -------  -------
Total                     $379,305     $22,148   $121,633    ($28,933)$494,153

Operating profit (loss)    $59,042     ($5,765)   $46,405         ---  $99,682
Identifiable assets       $240,585      $8,639   $140,843         --- $390,067

    1993
Revenues
 Unaffiliated customers   $242,513     $29,982    $47,968         --- $320,463
 Intergeographic            28,965         ---      4,671    ($33,636)     ---
                           -------     -------    -------     -------  -------
Total                     $271,478     $29,982    $52,639    ($33,636)$320,463

Operating profit (loss)    $17,613     ($2,116)   $16,549         ---  $32,046
Identifiable assets       $196,473     $12,121   $120,172         --- $328,766

    1992
Revenues
 Unaffiliated customers   $192,770     $33,149    $32,641         --- $258,560
 Intergeographic            32,742         ---      4,498    ($37,240)     ---
                           -------     -------    -------     -------  -------
Total                     $225,512     $33,149    $37,139    ($37,240)$258,560

Operating profit            $8,499        $279     $7,321         ---  $16,099
Identifiable assets       $169,874     $14,749    $26,125         --- $210,748

Intergeographic sales are accounted for as sales and as cost of sales between the domestic parent and its subsidiaries. The sales price or cost is dependent upon the product, consists of a discount from list price and is sufficient to recover cost plus an appropriate markup for profit.

Operating profit is revenue less all related costs of sales, marketing, development, general and administrative and goodwill expenses, excluding interest and income taxes. Identifiable assets are those assets considered as necessary for the ongoing activities and operations of each geographic area.

Domestic operating revenues include export sales to unaffiliated customers of approximately $31,018,000, $18,645,000 and $17,760,000 in 1994, 1993,
and 1992, respectively.
Note J: Commitments

The Company and its subsidiaries have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancellable and expire on various dates through 2009.

As of December 30, 1994, future minimum lease commitments under non-cancellable operating leases are as follows:
                                               (In thousands)
         1995                                      $2,317
         1996                                       1,678
         1997                                       1,123
         1998                                         619
         1999                                         223
         2000 and thereafter                        2,107
                                                   ------
         Total Minimum Lease Payments              $8,067
                                                   ======
Rental expense for the years ended December 30, 1994, December 31, 1993, and January 1, 1993, was approximately $2,782,000, $3,314,000 and
$3,594,000, respectively.

Note K: Business Acquisition

On October 7, 1993, the Company acquired all of the outstanding shares of Martis Oy, located in Espoo, Finland, for approximately $71,263,000, financed with bank loans and cash.

The acquisition has been accounted for through use of the purchase method of accounting, and, accordingly, the accompanying financial statements include the results of its operations since the date of acquisition. Goodwill arising from the transaction amounted to approximately
$45,429,000, which is being amortized over 20 years.

The following table summarizes on an unaudited pro forma basis the combined results of operations of the Company as though the above acquisition was made at December 28, 1991. The pro forma amounts give effect to appropriate adjustments to amortize goodwill and acquisition costs, to reflect the reduction of interest and dividend income resulting from the use of cash for the acquisition, to reflect the increase in interest expense on the acquisition bank debt, and to reflect the corresponding income tax effects.
                                                     Years ended
  (In thousands, except per-share data)          12/31/93    01/01/93
                                                 --------    --------
  Net sales                                      $352,927    $284,503
  Net earnings before cumulative
     effect of accounting change                  $42,049     $18,952
  Cumulative effect of accounting change            1,500        ----
                                                  -------     -------
  Net earnings                                    $43,549     $18,952
                                                  =======     =======
  Earnings per common share before
    cumulative effect of accounting change          $0.95       $0.45
  Cumulative effect of accounting change             0.03        ----
                                                    -----       -----
  Earnings per common share                         $0.98       $0.45
                                                    =====       =====


Note K: Business Acquisition (continued)

The pro forma financial information presented above does not purport to be indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of the periods presented or of future results of operations of the combined businesses.


MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Sales during 1994 approached the half-billion-dollar mark by totaling $494,153,000 versus $320,463,000 in 1993. This growth of 54.2 percent was representative of both the continued strength and acceptance in the domestic marketplace of the TITAN (a registered trademark of Tellabs Operations, Inc.) 5500 digital cross-connect system and the inclusion of a full year of sales of the Company's leading international product, the Martis DXX (a trademark of Martis Oy, a subsidiary of Tellabs, Inc.) multiplexer. Each of these products addresses a different geographic marketplace, which provided for growth in both the domestic and international sales channels. Additionally, all of the major product groups posted gains over 1993 sales, as was the case in the prior year.

Total sales of network access products, which include analog voice frequency products, digital echo cancellers and digital transcoders, exceeded the previous year's sales in each of the last four years, even though they decreased as a percent of total product sales. Cellular operators have become the frequent purchasers of these digital products. However, the increasing need for digital network access products has had the opposite effect on the Company's sales of analog voice-frequency products.

The digital cross-connect area surpassed the $200,000,000 mark during 1994 after just surpassing the $100,000,000 mark in the previous year. As was mentioned previously, the leader in this area is the TITAN 5500 digital cross-connect system, whose sales doubled in 1994. The customers of this product include five of the RBOCs and most of the interexchange carriers in the United States. The digital cross-connect group continues to lead all product groups in percent of total product sales.

The managed digital networks area saw a resurgence in the percentage of total Tellabs sales with the inclusion of the Martis DXX multiplexer, beginning in the last quarter of 1993. This group also includes data products such as the CROSSNET (a registered trademark of Tellabs Operations, Inc.) data multiplexer and 33X packet switch products, whose growth had slowed in the last few years.

Net earnings for 1994 were $72,389,000, up 126.4 percent from 1993 earnings of $31,967,000. Primary and fully diluted earnings per share were $1.60 in 1994, compared with 72 cents in 1993. (The earnings-per-share amounts for both years are adjusted to reflect the effect of the 2-for-1 and 3-for-2 stock splits that occurred in May 1994 and November 1993, respectively.) This significant increase in earnings was again primarily due to the increase in sales during 1994 and a corresponding 64.4 percent increase in gross profit dollars. Operating expenses exceeded 1993's total but decreased by almost 7 percent as a percentage of sales.

Sales during the fourth quarter of 1994 were a record $148,571,000, reflecting the Company's typically strong fourth quarter finish. Sales of the TITAN 5500 system and Martis DXX system led the 38.6 percent increase over the 1993 fourth quarter. Net earnings for the quarter were $26,075,000, a 72.1 percent increase over 1993 earnings of $15,155,000.
Primary and fully diluted earnings per share were 57 cents for the fourth quarter of 1994 and 34 cents for the fourth quarter of 1993.

The gross profit margin for 1994 improved significantly to a record level of 54.6 percent versus 51.3 percent in 1993. This improvement reflects both the sales of higher-margin products and the continuation of highly productive and efficient manufacturing operations. As sales increase for 1995, the gross profit margin level is expected to remain relatively constant.

Total operating expenses increased 28.8 percent during 1994, an increase that was spread throughout all expense categories. Included in each category discussed below for 1994 are 12 months of Martis' operating expenses versus only three months for 1993. Marketing expenses increased 21 percent in total due to increases in customer support and service expenses, headcount-related expenses and increased international marketing activities. Research and development expenses increased 27 percent in total due to increased headcount-related expenses in support of planned enhancements to the Company's products. General and administrative expenses increased 43.9 percent in total due to both the expense associated with compensation tied to the market price of the Company's stock and additional headcount-related expenses. As a percentage of sales, total 1994 operating expenses were 34.5 percent compared to 41.3 percent in 1993. Each category except general and administrative has shown a constant decrease as a percentage of sales since 1991.

Interest income increased to $3,185,000 in 1994, an 8.5 percent increase compared to $2,935,000 in 1993. Interest-bearing investments increased as additional cash balances became available to invest. The $1,286,000 increase in interest expense resulted from the interest paid on the demand notes payable that were outstanding throughout most of 1994.

In April 1994, the Company and Advanced Fibre Communications began a joint venture. In this venture, the two companies combined their efforts in the local loop transport area to develop the CABLESPAN (a trademark of Tellabs Operations, Inc.) 2300 system, which will serve the cable industry. The equity in losses of the joint venture totaled $1,012,000 in 1994.

Foreign exchange losses of 1994 were the result of the strength of the Finnish markka versus the U.S. dollar and other European currencies with which the Company has exposure. The foreign exchange gains of 1993 were primarily the result of the devaluation of the Irish punt in the first quarter of 1993, which accounted for $882,000 of the total amount.

The effective tax rate was approximately 26 percent for 1994 and 14.9 percent for 1993. The 1994 effective rate primarily reflects adjustments from the federal statutory rate attributable to foreign tax rate benefits, benefits attributable to foreign tax credits and research and development credits, and reduction in the valuation allowance. The 1993 effective rate reflected greater benefits attributable to foreign tax rates, foreign tax credits and research and development credits.

Sales during 1993 of $320,463,000 established a then record level by increasing 23.9 percent over the previous record of $258,560,000 in 1992. Sales of digital cross-connect systems accounted for over 85 percent of the increase. For the second consecutive year, the SONET-based TITAN 5500 digital cross-connect system led the way, more than doubling its sales to a level exceeding $80 million. Sales in 1993 of network access products showed some slight growth over the previous year. Sales of managed digital networks benefited during the fourth quarter of 1993 from the influx of sales of Martis Oy's flexible multiplexer, which offset weak demand for CROSSNET multiplexers. Geographically, sales in the United States increased due to TITAN 5500 sales, while international sales increased due to growth from both TITAN 532E sales and the acquisition of Martis Oy in October 1993. Sales in Canada decreased as a result of the lower CROSSNET sales.

Net earnings for 1993 were $31,967,000, up 89.7 percent from 1992 earnings of $16,854,000. Primary and fully diluted earnings per share were 72 cents in 1993, compared to 40 cents in 1992. (Earnings per share amounts for both years have been adjusted to reflect the effect of the 2-for-1 and 3-for-2 stock splits that occurred in May 1994 and November 1993, respectively.) This significant increase was due primarily to the increase in sales during 1993 and a corresponding 30 percent increase in gross profit dollars. Operating expenses exceeded 1992's total but decreased as a percentage of sales.

Sales during the fourth quarter of 1993 surpassed the $100 million mark, reaching $107,187,000, reflecting the continued strength in sales of TITAN 5500 systems and the positive impact of the addition of Martis Oy. This was a 22.4 percent increase over 1992 fourth quarter sales of $87,588,000. Net earnings for the 1993 fourth quarter were $15,155,000, a
55.6 percent increase over 1992 earnings of $9,740,000. Primary and fully diluted earnings per share were 34 cents for the fourth quarter of 1993 and 23 cents for the fourth quarter of 1992.

Gross profit margin for 1993 improved to a then record level of 51.3 percent versus 48.7 percent in 1992. This improvement reflected both the continuation of highly productive and efficient manufacturing operations and the sales of higher-margin products.

Total operating expenses increased 20.4 percent during 1993, an increase that was spread throughout all expense categories. Marketing expenses increased 17.2 percent due to increases in headcount-related expenses, customer support expenses and increased international marketing activities. Research and development expenses increased 20.1 percent due to increased headcount-related expenses in support of the Company's products and also due to the addition of the expenses of Martis Oy. General and administrative expenses increased 26.2 percent primarily due to the expense associated with compensation tied to the market price of the Company's stock and additional expenses related to Martis Oy.

Interest income increased to $2,935,000 in 1993, a 14.6 percent increase compared to $2,561,000 in 1992. Interest-bearing investments increased at international locations that had higher interest rates during 1993. The foreign exchange gains of 1993 were primarily the result of the devaluation of the Irish punt in the first quarter of 1993, which accounted for $882,000 of the total amount.

The effective tax rate was approximately 14.9 percent for 1993 and 12 percent for 1992. The 1993 effective rate primarily reflected adjustments from the federal statutory rate attributable to foreign tax-rate benefits, the benefits attributable to foreign tax credits and research and development credits, offset by dividends received from foreign subsidiaries. The 1992 effective rate primarily reflected foreign tax-rate benefits and greater foreign sales corporation activities.


LIQUIDITY AND CAPITAL RESOURCES

The Company has never paid a cash dividend, and current policy is to retain earnings to provide funds for the operation and expansion of the business. The Company does not anticipate paying cash dividends in the foreseeable future.

Net working capital at December 30, 1994, was $138,317,000, compared with working capital of $64,285,000 at December 31, 1993. The Company's current ratio at December 30 was 2.7 to 1. The increase in net working capital is primarily due to the repayment of $60,000,000 in short-term bank debt used to finance the October 1993 purchase of Martis Oy (Note K). Management believes this level of working capital will be adequate for the Company's liquidity needs related to normal operations both currently and in the foreseeable future. Sufficient resources exist to support the Company's growth either through currently available cash, through cash generated from future operations, or through additional short-term or long-term financing.

Operating activities provided the Company with a significant amount of cash due to net earnings of $72,389,000. Net trade accounts receivable increased by $9,924,000 to a year-end balance of $84,397,000, due primarily to the record level of sales volume in the fourth quarter of 1994. Total inventory levels increased by $2,000,000 from 1993 levels, while raw materials inventory decreased due primarily to an initiative by the Company to reduce the levels of inventory. The increase in finished-goods and work-in-process inventory reflects both products held at international locations and digital cross-connect inventory. The finished-goods increase is consistent with the significant increase in current sales levels versus 1993 and with 1995 sales forecasts. The inventory turnover ratio increased to 4.4 times from 3.6 times in 1993 due to the decrease in raw material combined with the more significant increase in sales. The increase in income taxes payable of $11,595,000 represents an increase in both the effective tax rate and taxable income applicable to 1994 versus 1993. Long-term income taxes are those taxes due to the Finnish government in 1996 on 1994 income of Martis Oy.

The Company increased its holdings in marketable securities as additional cash balances became available for investment. The Company also invested approximately $23,000,000 during 1994 in property, plant and equipment. Additions were made to increase capacity at international locations along with general improvements at several facilities. Equity investments totaling $9,005,000 were made during 1994 in two telecommunication-related companies and a joint venture. These investments allowed the Company to gain access to technologies that offer opportunities for future sales growth in the ATM and cable markets.

Financing activities in 1994 were dominated by the payment of the $60,000,000 of short-term bank debt incurred in October 1993 in connection with the Martis Oy acquisition. Finally, an additional $9,081,000 of cash was provided to the Company through the exercise of stock options under the Company's stock option plans.

OUTLOOK

The outlook for 1995 focuses both on increased international and domestic revenues. International growth will be primarily driven by the Martis DXX system. Domestic growth is dependent upon another record year for the TITAN 5500 system, along with the emergence of new products such as the ALTA (a trademark of Tellabs Operations, Inc.) 2600 product in the ATM arena and the CABLESPAN system in the cable market. At December 30, 1994, backlog increased to approximately $80,000,000 from $54,000,000 at the end of the prior year. All of the 1994 backlog is expected to be shipped in 1995. The Company believes that backlog is not a meaningful indicator of its future performance.

In addition to a focus on enhanced revenues, 1995 will also be marked by a focus upon providing the resources to support revenue growth, but on a cost-effective level. To that end, total operating expenses for 1995 are expected to average approximately 33 percent of planned revenues. Research and development expenses are expected to average approximately 14 percent of sales. Marketing and general and administrative expenses are expected to average approximately 19 percent of sales. Management believes these levels, which are relatively consistent with 1994, can be attained while supporting the sales and product growth slated for 1995 and beyond as the Company continues to invest in its future growth.

The 1995 capital expenditure plan totals $25,000,000. It is anticipated that 1995 working capital requirements and capital expenditures will be met with funds currently on hand and funds generated by future earnings. Earnings for 1995 are expected to be taxed at a 30 percent rate.

The Company believes that forming relationships with other companies through the creation of joint ventures is an important part of its future growth. These joint ventures offer the Company the opportunity to share in the development of new markets, products and technologies. Therefore, now and into the future, the Company will continue to participate in those joint ventures it considers beneficial.