Form 10-K405, Exhibit 13
period 1995-12-29
TELLABS INC
filed 1996-03-21
CIK 317771

EXHIBIT 13

Five-Year Summary of Selected Financial Data
(In thousands, except per-share data)
                                                   1995        1994      1993      1992      1991
                                                   ----        ----      ----      ----      ----
Net sales                                         $635,229    $494,153 $320,463   $258,560 $212,751

Gross profit                                      $363,835    $270,003 $164,255   $125,876 $100,154

Earnings before income taxes                      $162,825     $97,824  $35,801    $19,152   $7,025

Net earnings before cumulative effect
of accounting change                              $115,606     $72,389  $30,467    $16,854   $6,631

Cumulative effect of accounting change                ----        ----   $1,500       ----     ----

Net earnings                                      $115,606     $72,389  $31,967    $16,854   $6,631

Earnings per share before cumulative effect
of accounting change                                 $1.26       $0.80    $0.34      $0.20    $0.08

Cumulative effect on earnings per share               ----        ----    $0.02       ----     ----

Earnings per share                                   $1.26       $0.80    $0.36      $0.20    $0.08

Stockholders' equity                              $433,233    $292,790 $207,006   $167,144 $145,043

Total assets                                      $552,051    $390,067 $328,766   $210,748 $185,964

Net working capital                               $267,806    $138,317  $64,285   $109,201  $96,753

Long-term debt                                      $2,850      $2,850   $2,850     $2,850   $3,992

No cash dividends per common share were paid. Per-share amounts are restated to reflect stock splits in 1995, 1994 and 1993.

COMMON STOCK MARKET DATA
(Restated for stock splits in 1995 and 1994)

                                1995                             1994
                           High         Low                 High         Low

First Quarter              32 7/8     23 1/2                15 3/8     10 15/16

Second Quarter             48 1/4     28                    18 5/8     12 5/8

Third Quarter              52 3/4     39 1/4                22 7/8     14 1/8

Fourth Quarter             42 3/4     29 3/4                28         21


The Company's common stock is traded over-the-counter under the symbol
TLAB. The shares are included in the NASDAQ National Market System, which reports sales prices for actual transactions. At February 28, 1996, there were approximately 2,685 stockholders of record.

Management Statement of Financial Responsibilities

The financial statements of Tellabs, Inc., and Subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of Tellabs, Inc., and Subsidiaries at December 29, 1995, and December 30, 1994, and the consolidated results of its operations for the years ended December 29, 1995, December 30, 1994, and December 31,
1993.

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

January 17, 1996                    January 17, 1996























Report of Independent Certified Public Accountants

We have audited the accompanying consolidated balance sheets of Tellabs, Inc., and Subsidiaries as of December 29, 1995, and
December 30, 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 29, 1995, December 30, 1994 and December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tellabs, Inc., and Subsidiaries at December 29, 1995, and December 30, 1994, and the consolidated results of its operations and its consolidated cash flows for the years ended December 29, 1995, December 30, 1994 and December 31,
1993, in conformity with generally accepted accounting principles.

As discussed in Note G to the consolidated financial statements, effective
January 2, 1993, the Company changed its method of accounting for income taxes.




Grant Thornton LLP
Chicago, Illinois
January 17, 1996

























CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per-share data)
                                                   Year        Year      Year
                                                   Ended      Ended      Ended
                                                 12/29/95    12/30/94  12/31/93
                                                 --------    --------  --------
Net sales                                         $635,229    $494,153 $320,463
Cost of sales                                      271,394     224,150  156,208
                                                   -------     -------  -------
Gross Profit                                       363,835     270,003  164,255

Operating expenses
  Marketing                                         85,843      67,310   55,611
  Research and development                          81,893      64,765   50,987
  General and administrative                        36,878      35,857   24,926
  Goodwill amortization                              2,568       2,389      685
                                                   -------     -------  -------
                                                   207,182     170,321  132,209
                                                   -------     -------  -------
Operating Profit                                   156,653      99,682   32,046
Other income (expense)
  Interest income                                    5,855       3,185    2,935
  Interest expense                                    (124)     (1,773)    (487)
  Other                                                441      (3,270)   1,307
                                                   -------     -------  -------
                                                     6,172      (1,858)   3,755
Earnings Before Income Taxes and Cumulative
  Effect of Change in Accounting Principle         162,825      97,824   35,801
Income taxes                                        47,219      25,435    5,334
Earnings Before Cumulative Effect on Prior
  Years of Changing to a Different Method of       -------     -------  -------
  Accounting for Income Taxes                      115,606      72,389   30,467
Cumulative effect on prior years of changing
  to a different method of accounting for
  income taxes                                         ---         ---    1,500
                                                   -------     -------  -------
Net Earnings                                      $115,606     $72,389  $31,967
                                                   =======     =======  =======
Average number of common and common
  equivalent shares outstanding                     91,710      90,664   88,471

Earnings per Share Before Cumulative Effect on
  Prior Years of Changing to a Different
  Method of Accounting for Income Taxes              $1.26       $0.80    $0.34
Cumulative effect on prior years of changing
  to a different method of accounting for
  income taxes                                         ---         ---     0.02
                                                     -----       -----    -----
Earnings per Share                                   $1.26       $0.80    $0.36
                                                     =====       =====    =====

The accompanying notes are an integral part of these statements.




CONSOLIDATED BALANCE SHEETS

ASSETS (In thousands)

                                                 12/29/95    12/30/94
                                                 --------    --------
Current Assets

  Cash and cash equivalents                        $92,485     $51,460

  Investments in marketable securities              69,751      23,209

  Accounts receivable -- primarily trade,
    net of allowance for doubtful receivables
    of $2,317,000 at December 29, 1995 and
    $992,000 at December 30, 1994                  127,565      84,397

  Inventories
    Raw materials                                   31,302      20,898
    Work in process                                 11,694      12,396
    Finished goods                                  24,719      18,587
                                                   -------     -------
                                                    67,715      51,881

  Other current assets                               8,854       9,609
                                                   -------     -------
  Total Current Assets                             366,370     220,556

Property, Plant and Equipment -- at Cost

  Buildings and improvements                        55,852      46,516
  Equipment                                        139,117     114,853
                                                   -------     -------
                                                   194,969     161,369

   Less accumulated depreciation                    84,419      69,300
                                                   -------     -------
                                                   110,550      92,069
  Land                                               6,472       5,562
                                                   -------     -------
                                                   117,022      97,631

Goodwill                                            44,958      44,252

Other Assets                                        23,701      27,628
                                                   -------     -------
Total Assets                                      $552,051    $390,067
                                                  ========    ========







LIABILITIES AND STOCKHOLDERS' EQUITY             12/29/95    12/30/94
(In thousands)                                   --------    --------
Current Liabilities

  Accounts payable-trade                           $30,097     $22,606

  Accrued liabilities
    Compensation                                    23,861      23,200
    Payroll and other taxes                          6,268       5,146
    Other                                           12,054      10,470
                                                    ------      ------
  Total accrued liabilities                         42,183      38,816

  Income taxes                                      26,284      20,817
                                                    ------      ------
  Total Current Liabilities                         98,564      82,239

Long-Term Debt                                       2,850       2,850

Long-Term Income Taxes                                 ---       6,572

Other Long-Term Liabilities                          6,179       3,844

Deferred Income Taxes                               11,225       1,772

Commitments                                            ---         ---

Stockholders' Equity

  Preferred stock: authorized 5,000,000 shares of
    $.01 par value; no shares issued and
    outstanding                                        ---         ---

  Common stock: authorized 200,000,000 shares of
    $.01 par value; issued 88,798,372 shares at
    December 29, 1995, and 87,288,692 shares at
    December 30, 1994                                  888         436

  Additional paid-in capital                        72,385      54,150

  Cumulative translation adjustment                  7,842       2,102

  Unrealized net gains (losses) on
    available-for-sale securities                       48        (803)

  Retained earnings                                352,070     236,905
                                                   -------     -------
Total Stockholders' Equity                         433,233     292,790
                                                   -------     -------
Total Liabilities and Stockholders' Equity        $552,051    $390,067
     The accompanying notes are an integral       ========    ========
part of these statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                     Additional Cumulative Unrealized
                            Common    Paid-In   Translation Net Gains  Retained
(In thousands)              Stock     Capital   Adjustment   (Losses)  Earnings    Total
                           -------    -------     -------    -------    -------   -------
Balance at
  January 2, 1993              $138     $34,373      ($205)    $   --- $132,838   $167,144
Net earnings                    ---         ---        ---         ---   31,967     31,967
Stock options exercised           5      10,591        ---         ---      ---     10,596
Employee stock awards           ---         108        ---         ---      ---        108
Stock Split                      72         ---        ---         ---      (72)       ---
Unrealized net gains on
  available-for-sale
  marketable securities         ---         ---        ---          28      ---         28
Foreign currency
  translation adjustment        ---         ---     (2,837)        ---      ---     (2,837)

Balance at                   ------      ------     ------      ------  -------    -------
  December 31, 1993             215      45,072     (3,042)         28  164,733    207,006
                             ======      ======     ======      ======  =======    =======
Net earnings                    ---         ---        ---         ---   72,389     72,389
Stock options exercised           4       8,883        ---         ---      ---      8,887
Employee stock awards           ---         195        ---         ---      ---        195
Stock split                     217         ---        ---         ---     (217)       ---
Unrealized net losses on
  available-for-sale
  marketable securities         ---         ---        ---        (831)     ---       (831)
Foreign currency
  translation adjustment        ---         ---      5,144         ---      ---      5,144
Balance at                   ------      ------     ------      ------  -------    -------
  December 30, 1994             436      54,150      2,102        (803) 236,905    292,790
                             ======     =======     ======      ====== ========   ========
Net earnings                    ---         ---        ---         ---  115,606    115,606
Stock options exercised          11      18,128        ---         ---      ---     18,139
Employee stock awards           ---         107        ---         ---      ---        107
Stock split                     441         ---        ---         ---     (441)       ---
Unrealized net gains on
  available-for-sale
  marketable securities         ---         ---        ---         851      ---        851
Foreign currency
  translation adjustment        ---         ---      5,740         ---      ---      5,740

Balance at                   ------      ------     ------      ------  -------    -------
  December 29, 1995            $888     $72,385     $7,842         $48 $352,070   $433,233
                             ======     =======     ======      ====== ========   ========

The accompanying notes are an integral part of these statements.







CONSOLIDATED STATEMENTS OF CASH FLOW

                                                   Year        Year      Year
                                                   Ended      Ended      Ended
(In thousands)                                   12/29/95    12/30/94  12/31/93
                                                 --------    --------  --------
Operating Activities
  Net earnings                                    $115,606     $72,389  $31,967
  Adjustments to reconcile net earnings
   to net cash provided by operating
   activities:
    Depreciation and amortization                   23,682      19,502   14,511
    Provision for doubtful receivables               1,396         254       83
    Deferred income taxes                            9,214      (1,757)  (1,902)
    Gain on sale of long-term investment              (929)        ---      ---
    Cumulative effect of change
     in accounting principle                           ---         ---   (1,500)
    Net (increase) decrease in current assets,
     net of effects from purchase of subsidiary:
      Accounts receivable                          (42,689)     (7,660) (16,868)
      Inventories                                  (14,696)         92   (8,446)
      Other current assets                             353        (724)    (410)
    Net increase (decrease) in current liabilities,
     net of effects from purchase of subsidiary:
      Accounts payable                               7,067       7,001   (4,060)
      Accrued liabilities                            2,807       9,991    9,315
      Income taxes                                   3,793       9,054    2,777
    Net increase in other assets                    (3,637)       (665)  (9,537)
    Net (decrease) increase in other liabilities    (4,312)      3,638      675
                                                    ------      ------   ------
Net Cash Provided by Operating Activities           97,655     111,115   16,605

Investing Activities
  Acquisition of property, plant and
    equipment, net                                 (35,191)    (22,956) (28,671)
  Proceeds from sales and maturities of             65,780       7,543   60,271
    marketable securities
  Payments for purchases of marketable
    securities                                    (111,168)    (15,602) (37,112)
  Payments for purchases of long-term
    investments                                     (1,215)     (9,005)  (5,102)
  Proceeds from sale of long-term
    investment                                       3,429         ---      ---
  Payment for purchase of subsidiary,
    net of cash acquired                               ---         ---  (56,866)
                                                   -------     -------  -------
Net Cash Used by Investing Activities              (78,365)    (40,020) (67,480)










Consolidated Statements of Cash Flows (continued)
(In thousands)
                                                   Year        Year      Year
                                                   Ended      Ended      Ended
                                                 12/29/95    12/30/94  12/31/93
                                                 --------    --------  --------

Financing Activities
  Common stock sold through stock-option plans      18,246       9,082   10,704
  Proceeds from notes payable                          ---         ---   60,000
  Payments of notes payable                            ---     (60,000)     ---
                                                    ------      ------   ------
Net Cash Provided(Used) by Financing Activities     18,246     (50,918)  70,704

Effect of Exchange Rate Changes on Cash              3,489       1,694     (477)
Net Increase in Cash And Cash Equivalents           41,025      21,871   19,352
Cash and Cash Equivalents At Beginning of Year      51,460      29,589   10,237
                                                   -------     -------  -------
Cash and Cash Equivalents At End of Year           $92,485     $51,460  $29,589
                                                   =======     =======  =======



Other Information
  Interest paid                                       $111      $1,798     $507
  Income taxes paid                                $28,646     $10,664   $3,333

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


















NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A: Summary of Significant Accounting Policies

Nature of Business
Operating in one business segment, the Company and its Subsidiaries design, assemble, market and service a diverse line of electronic communications equipment used in public and private communications networks worldwide.

Consolidation
The consolidated financial statements include the accounts of the Company and its Subsidiaries. All significant intercompany balances and transactions have been eliminated. The Company's investment in a joint venture is accounted for under the equity method. The results of Martis Oy are included since the purchase date of October 7, 1993.

Certain reclassifications have been made in the 1993 and 1994 consolidated financial statements to conform to the 1995 presentation. The presentation of the consolidated financial statements requires the use of estimates by management.

Cash Equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments
The Company's financial instruments include cash and cash equivalents, marketable securities, cost-basis investments, and long-term debt. The carrying value of the cash and cash equivalents and long-term debt approximates their estimated fair values based upon quoted market prices. The fair value of investments in marketable securities is estimated based on quotes from brokers or current rates offered for instruments with similar characteristics. Management believes the estimated fair value of a cost-basis investment equals or exceeds its carrying value although there are no independent means of assuring that this is the case.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Depreciation
Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, on both the declining-balance and straight-line methods.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial-statement carrying amounts of existing assets and liabilities and their respective tax bases at enacted tax rates when such amounts are supposed to be realized or settled.

Goodwill
On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of the net income generated by the related subsidiaries to determine that no impairment has occurred. Goodwill is amortized over 20


Note A: Summary of Significant Accounting Policies (continued)

years using the straight-line method. The accumulated amortization of goodwill is approximately $6,092,000 and $3,524,000 as of December 29, 1995 and December 30, 1994, respectively.

Stock Awards
When an employee stock award is granted (see Note D), compensation expense is charged for the fair market value of the shares issued.

Revenue Recognition
The Company recognizes revenue at the date of shipment.

Earnings Per Share
Earnings per share are based on the weighted average number of common and common equivalent shares outstanding during each period along with the dilutive effect of outstanding stock options. On October 21, 1993, the Company declared a 3-for-2 stock split, payable in the form of a 50 percent stock dividend. On April 22, 1994, the Company declared a 2-for-1 stock split, payable in the form of a 100 percent stock dividend. On April 25, 1995, the Company declared a 2-for-1 stock split, payable in the form of a 100 percent stock dividend. All references to the number of common shares and per share amounts have been retroactively restated to give effect to the stock dividends.

Foreign Currency Translation
The financial statements of the Company's subsidiaries are generally measured using the local currency as the functional currency. Accordingly, the effect of translating a subsidiary's financial statements into U.S. dollars is recorded as a separate component of stockholders' equity.

Foreign Exchange
Gains and losses from changes in exchange rates are recognized in "Other Income (Expense)." Net losses of $302,000 and $1,555,000 were recorded in 1995 and 1994, respectively, and a net gain of $1,118,000 was recorded in 1993.

Foreign Exchange Contracts
The Company enters into foreign exchange contracts as a hedge against net foreign accounts receivable and payable. Market value gains and losses on the contracts are recognized and are combined with offsetting foreign exchange gains or losses on those accounts.



















Note B:  Investments

Available-for-sale marketable securities are accounted for at market with the unrealized gain or loss net of deferred income taxes shown as a separate component of stockholders' equity. At December 29, 1995, and December 30, 1994, they consisted of the following:

                                     Amortized  Unrealized    Market
(In thousands)                          Cost    Gain (Loss)   Value
   1995                               -------     -------    -------

State and municipal securities          $39,938       $151     $40,089
Preferred and common stocks              12,423        (30)     12,393
U.S. government and corporate
  debt obligations                       16,022        (53)     15,969
                                        -------    -------     -------
                                        $68,383        $68     $68,451
                                        =======    =======     =======

                                     Amortized  Unrealized    Market
                                        Cost    Gain (Loss)   Value
                                      -------     -------    -------
     1994

State and municipal securities           $7,748      ($262)     $7,486
Preferred and common stocks               5,496       (305)      5,191
U.S. government and corporate
  debt obligations                       11,051       (519)     10,532
                                        -------    -------     -------
                                        $24,295    ($1,086)    $23,209
                                        =======    =======     =======
Held-to-maturity securities are carried at their amortized cost.  At
December 29, 1995, and December 30, 1994, the balance was $1,300,000, which consists entirely of U.S. government and corporate debt obligations maturing in 1996.  This amount is included in "Investments in Marketable
Securities" in 1995 and included in "Other Assets" in 1994.

In the ordinary course of managing its assets and liabilities, the Company uses financial instruments, which are not reflected in the financial statements, to reduce or eliminate its exposure to foreign exchange risks.
Foreign currency risk is managed through forward exchange contracts.

At December 29, 1995, the Company had forward exchange contracts, generally having maturities of less than 120 days, in the amount of $41,914,000. These contracts are primarily denominated in Finnish markka but also include contracts for Irish punts and Canadian dollars.

During 1995, the Company sold one of its long-term investments for a gain of $929,000 and, in accordance with the equity method of accounting, wrote down its investment in the joint venture by $988,000.





Note C:  Long-Term Debt

The long-term debt of $2,850,000 comprises industrial revenue bonds that were issued on December 20, 1991, with the principal payable in October 2014. Interest is payable quarterly based on a variable interest rate set weekly based on market conditions for similar instruments. The effective rates for 1995, 1994 and 1993 were 3.94 percent, 2.88 percent and 2.43 percent, respectively. The debt is unsecured. The provisions of the loan agreement contain restrictive covenants, including a minimum net worth and debt-to-equity ratio.

Note D:  Stock Options and Awards

The Company's 1981 Incentive Stock Option Plan is a tax-qualified plan that provided for 2,160,000 shares of common stock to be reserved for options issued under the plan. No grants have been made under the 1981 Plan since its expiration on November 24, 1991. Unless the option agreement provides otherwise, options granted under the 1981 plan terminated at the end of five years after grant. At December 29, 1995, all shares that had been granted under the 1981 Plan had been exercised or cancelled.

The Company's 1984 Incentive Stock Option Plan is a tax-qualified plan that provides for 2,400,000 shares of common stock to be reserved for options that may be issued under the plan. The plan also provides that the option price shall be the market value of the shares as of the date of grant, except for options granted to holders of 10 percent or more of the outstanding shares, in which case the option price shall be 110 percent of the market value of the shares as of the date of grant. Unless the option agreement provides otherwise, options granted under this plan become exercisable on a cumulative basis at the rate of 25 percent during each of the second through fifth years after grant. Unless the option agreement provides otherwise, options under this plan terminate at the end of ten years after the grant.

The Company's 1986 Non-Qualified Stock Option Plan provides for 6,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan provides that the option price shall be the market value of the shares as of the date of grant. Unless the option agreement provides otherwise, options granted under this plan become exercisable on a cumulative basis at the rate of 25 percent during each of the second through fifth years after grant. Unless the option agreement provides otherwise, options granted under the plan terminate at the end of five years after the grant.

The Company's 1987 Stock Option Plan for Non-Employee Corporate Directors provides for the non-discretionary grant of options to non-employee directors of the Company to purchase a combined maximum of 600,000 shares of common stock of the Company at a per-share price not less than the fair market value per share of the common stock on the date of grant. The plan provides that each non-employee director, on the date such person becomes a non-employee director, will be granted options to purchase 10,000 shares of common stock and, provided such person is still serving as a non-employee director, will automatically be granted options to purchase 6,000 additional shares of common stock each year thereafter on the anniversary of the last day of the month in which the initial options were granted.




Note D: Stock Options and Awards (continued)

The Company's 1989 Stock Option Plan provides for 6,000,000 shares of common stock to be reserved for options under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 6,000,000 shares and up to 6,000,000 stock appreciation rights (SARs). The SARs may be granted in conjunction with, or independently of, the options under the plan. The plan provides that the option price and the SAR price shall be the market value of the Company's shares as of the date of grant. Unless the option or SAR agreement expressly provides otherwise, options and SARs granted under this plan become exercisable on a cumulative basis at the rate of 25 percent during each of the second through fifth years after grant. Unless the option agreement provides otherwise, options and SARs granted under the plan terminate at the end of 10 years after the grant. At December 29, 1995, 762,000 SARs with grant prices ranging from $1.50 to $2.17 and 5-year terms and 390,000 SARs with a grant price of $3.04 and 10-year terms had been granted. At that date, a total of 1,011,500 SARs had been exercised and 7,500 had been cancelled, leaving 133,000 outstanding.

The Company's 1991 Stock Option Plan provides for 3,000,000 shares of common stock to be reserved for options under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 3,000,000 shares. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant. Unless the option agreement provides otherwise, options granted under this plan become exercisable on a cumulative basis at the rate of 25 percent during each of the second through fifth years after grant. Unless the option agreement provides otherwise, options granted under the plan terminate at the end of 10 years after the grant.

The Company's 1994 Stock Option Plan provides for 4,000,000 shares of common stock to be reserved for options under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 4,000,000 shares. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant. Unless the option agreement expressly provides otherwise, options granted under this plan become exercisable on a cumulative basis at the rate of 25 percent during each of the second through fifth years after grant. Unless the option agreement provides otherwise, options granted under the plan terminate at the end of 10 years after the grant.

The Company has a program to award shares of the Company's common stock to employees in recognition of their past service. Each full-time employee who has worked for a continuous 5- or 20-year period is awarded 10 or 25 shares, respectively, of the Company's common stock as of the first business day of the month in which the employee's 5- or 20-year anniversary occurs. Common shares totaling 2,235 were awarded in 1995; totaling
6,140 in 1994; and totaling 6,280 in 1993.

The Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123), issued in October 1995, establishes accounting and reporting standards for stock-based employee compensation plans with adoption required for fiscal years beginning after December 15, 1995. As permitted under the provisions of this Statement, the Company has elected to continue the use of APB Opinion No. 25 to measure compensation costs, and will make the pro forma disclosures of net income and earnings per share.



Note D:  Stock Options and Awards (continued)

The following table summarizes the changes in the number of common shares under stock options granted pursuant to the preceding plans.

                                    1981 and 1984          1986 Non-Qualified
                                    Incentive Stock        Stock Option
                                    Option Plans           Plan

                                                  Average               Average
                                                  Option                Option
                                                   Price                 Price
                                         Shares  per share      Shares per share
                                        -------  ---------     ------- ---------
Options outstanding at
  January 2, 1993                     1,154,340      $2.25     924,384    $2.35

Option changes - 1993
  Granted                                42,000      10.46     860,000    10.00
  Exercised                            (675,028)      2.28    (434,184)    2.39
  Cancelled                             (22,500)      2.08         ---      ---
Options outstanding at                  -------                -------
  December 31, 1993                     498,812      $2.71   1,350,200    $7.21
                                        =======                =======
Option changes - 1994
  Granted                                   ---        ---      14,000   $13.19
  Exercised                            (158,800)      2.48    (164,698)    3.01
  Cancelled                                (752)      1.59     (12,000)   10.00
Options outstanding at                  -------                -------
  December 30, 1994                     339,260      $2.53   1,187,502    $7.84
                                        =======                =======
Option changes - 1995
  Granted                                   ---        ---      42,500    33.50
  Exercised                            (146,335)      2.14    (291,700)    4.50
  Cancelled                                 ---        ---     (30,000)   10.00
Options outstanding at                  -------                -------
  December 29, 1995                     192,925      $3.34     908,302   $10.04
                                        =======                =======
Exercisable:
  December 31, 1993                     316,532                490,200
  December 30, 1994                     274,762                536,502
  December 29, 1995                     156,925                453,302

Available for grant:
  December 31, 1993                      74,408                 15,238
  December 30, 1994                         ---                 13,238
  December 29, 1995                         ---                    738









Note D:  Stock Options and Awards (continued)


                                    1987 Stock
                                    Option Plan
                                    For Non-Employee       1989 Stock
                                    Corporate Directors    Option Plan

                                                  Average               Average
                                                  Option                Option
                                                   Price                 Price
                                         Shares  per share      Shares per share
                                        -------  ---------     ------- ---------
Options outstanding at
  January 2, 1993                       126,000      $2.48   3,110,208    $2.16

Option changes - 1993
  Granted                                30,000       6.28     332,000     8.64
  Exercised                             (72,000)      2.22  (1,390,452)    2.04
  Cancelled                                 ---        ---     (41,264)    2.40
Options outstanding at                  -------                -------
  December 31, 1993                      84,000      $4.07   2,010,492    $3.31
                                        =======                =======
Option changes - 1994
  Granted                                30,000      16.55     684,000    13.68
  Exercised                             (54,000)      5.31    (537,026)    2.58
  Cancelled                                 ---        ---     (33,506)    5.40
Options outstanding at                  -------                -------
  December 30, 1994                      60,000      $9.20   2,123,960    $6.80
                                        =======                =======
Option changes - 1995
  Granted                                30,000      40.25      48,500    33.78
  Exercised                             (18,000)      8.01    (402,996)    3.74
  Cancelled                                 ---        ---     (45,004)   12.05
Options outstanding at                  -------                -------
  December 29, 1995                      72,000     $22.43   1,724,460    $8.14
                                        =======                =======
Exercisable:
  December 31, 1993                      66,000              1,213,460
  December 30, 1994                      42,000                971,706
  December 29, 1995                      54,000                949,335

Available for grant:
  December 31, 1993                     294,000                657,648
  December 30, 1994                     264,000                  7,154
  December 29, 1995                     234,000                  3,656










Note D:  Stock Options and Awards (continued)

                                     1991 Stock            1994 Stock
                                     Option Plan           Option Plan
                                                  Average               Average
                                                  Option                Option
                                                   Price                 Price
                                         Shares  per share      Shares per share
                                        -------  ---------     ------- ---------
Options outstanding at
  January 2, 1993                     2,907,148      $2.92         ---      ---

Option changes - 1993
  Granted                                22,000      10.00         ---      ---
  Exercised                            (343,988)      2.86         ---      ---
  Cancelled                             (54,448)      2.86         ---      ---
Options outstanding at                  -------                -------
  December 31, 1993                   2,530,712      $4.39         ---      ---
                                        =======                =======
Option changes - 1994
  Granted                                91,002      13.35     469,200    13.19
  Exercised                            (393,952)      2.90         ---      ---
  Cancelled                             (31,010)      4.16      (4,000)   13.19
Options outstanding at                  -------                -------
  December 30, 1994                   2,196,752      $3.40     465,200    13.19
                                        =======                =======
Option changes - 1995
  Granted                                 5,000      33.50     318,500   $33.36
  Exercised                            (601,802)      3.13     (45,700)   13.19
  Cancelled                             (44,164)      4.84     (25,900)   13.19
Options outstanding at                  -------                -------
  December 29, 1995                   1,555,786      $3.56     712,100   $22.21
                                        =======                =======
Exercisable:
  December 31, 1993                     874,396                    N/A
  December 30, 1994                   1,157,246                    ---
  December 29, 1995                   1,213,536                 65,700

Available for grant:
  December 31, 1993                      83,448                    N/A
  December 30, 1994                      23,456              3,534,800
  December 29, 1995                      62,624              3,242,200













Note E: Employee Benefit and Retirement Plans

The Company maintains a defined contribution 401(k) retirement plan for the benefit of eligible employees. Under the plan, a participant may elect to defer a portion of annual compensation. Matching contributions equal to the first 3 percent of annual compensation were made by the Company for all eligible participants. The Company may contribute additional amounts at the discretion of the Board of Directors. Company contributions to the plan were $4,707,000, $3,480,000 and $2,419,000 in 1995, 1994 and 1993,
respectively. Contributions to the plan are immediately vested in plan participants' accounts.

The Company maintains a deferred compensation plan that permits officers and certain management employees to defer portions of their compensation. Unless the plan is amended by the Company, the deferred amounts earn an annual interest rate of 12 percent during the term of the plan. The liabilities for the deferred salaries plus interest are included in "Other Long-Term Liabilities".

The Company began money purchase and profit sharing plans for the benefit of eligible employees during 1993. Under the plans, 4 percent of eligible annual compensation was contributed by the Company for each participant in 1994 and 3 percent in 1993. No part of the contribution is vested until after a service period of five years, at which time the participant is fully vested. Company contributions to the plan were $3,451,000, $3,134,000 and $2,111,000 for 1995, 1994 and 1993,respectively.



































Note F: Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 1995 and 1994 is as follows:
(In thousands, except per-share data)
                              First      Second      Third      Fourth
                            Quarter     Quarter    Quarter     Quarter    Total
                            -------     -------    -------     -------  -------
1995
Net sales                  $142,212    $159,939   $151,754    $181,324 $635,229
Gross profit                 79,269      90,956     84,415     109,195  363,835
Net earnings                 22,941      27,118     27,441      38,106  115,606
Earnings per share            $0.25       $0.30      $0.30       $0.42    $1.26 *

                              First      Second      Third      Fourth
                            Quarter     Quarter    Quarter     Quarter    Total
                            -------     -------    -------     -------  -------
1994
Net sales                   $99,538    $123,029   $123,015    $148,571 $494,153
Gross profit                 53,411      66,632     66,665      83,295  270,003
Net earnings                 11,198      17,018     18,098      26,075   72,389
Earnings per share            $0.12       $0.19      $0.20       $0.29    $0.80

Per-share amounts are restated to reflect stock splits in 1995 and 1994.

* The earnings-per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings-per-share amounts do not necessarily equal the earnings per share for the year.



























[CAPTION]
Note G: Income Taxes
(In thousands)                       Year Ended Year Ended Year Ended
                                       12/29/95   12/30/94    12/31/93
Components of the Company's            --------   --------    --------
earnings before income taxes are as follows:

Domestic source                         $97,372    $50,962     $15,593
Foreign source                           65,453     46,862      20,208
                                        -------    -------     -------
Total                                  $162,825    $97,824     $35,801
                                        =======    =======     =======

The provisions for income tax expense (benefit) consists of the following:

Current:
  Federal                               $24,111    $16,689      $4,237
  State                                   2,220       1312         301
  Foreign                                11,674      9,191       2,698
                                         ------     ------      ------
                                         38,005     27,192       7,236
Deferred:
  Federal                                 7,435       (906)     (2,054)
  Reduction of valuation allowance         ----     (1,544)       ----
  Foreign and State                       1,779        693         152
                                         ------     ------      ------
                                          9,214     (1,757)     (1,902)
                                         ------     ------      ------
Total                                   $47,219    $25,435      $5,334
                                         ======     ======      ======
Deferred tax assets (liabilities) under FASB 109
 for 1995 and 1994 are comprised of the following:
                                                    Ending      Ending
(In thousands)                                     Balance     Balance
                                                  12/29/95    12/30/94
Deferred tax assets                               --------    --------
  Inventory reserves                                $2,710      $3,069
  Deferred employee benefit expenses                 2,933       3,627
  Deferred Compensation Plan                         1,607         740
  Accrued liabilities                                2,502       1,790
  Alternative minimum tax carryforwards               ----       5,135
  Research and development credit carryforwards        457       1,890
  Other                                                 61         391
                                                    ------      ------
  Gross deferred tax assets                         10,270      16,642

Deferred tax liabilities
  Depreciation                                     (12,625)     (9,203)
  Other untaxed reserves - Martis Oy                  (614)       (566)
  Other                                               (332)       (414)
                                                    ------      ------
  Gross deferred tax liabilities                   (13,571)    (10,183)
                                                    ------      ------
Net Deferred Tax (Liability) Asset                 ($3,301)     $6,459
                                                    ======      ======




 Note G: Income Taxes (continued)

                                                Year Ended  Year Ended Year Ended
                                                  12/29/95    12/30/94 12/31/93
                                                 ---------   --------- ---------

Federal income taxes at the statutory rate are reconciled with the Company's income tax provision as follows:

 Statutory U.S. income tax rate                       35.0%       35.0%    35.0%
 Foreign income taxes                                 (5.1)       (7.2)   (11.7)
 Foreign tax credit and research and                  (0.6)       (2.9)   (17.1)
   development credit
 Reduction of valuation allowance                      ---        (1.6)     ---
 Benefits attributable to foreign                     (0.3)       (0.9)    (1.2)
  sales corporation
 Dividends received from foreign subsidiaries          ---         ---     11.8
 Resolution of certain income tax contingencies        ---         ---     (3.0)
 Other - net                                           ---         3.6      1.1
                                                      ----        ----     ----
Effective Income Tax Rate                             29.0%       26.0%    14.9%
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

Deferred income taxes decreased to a liability balance of $3,301,000 at December 29, 1995, from an asset balance of $6,459,000 at December 30, 1994. The reduction of the deferred tax balance is attributable to the utilization of alternative minimum tax credits and research and development credits that were in the deferred income tax asset balance at the end of 1994. In 1994, the Company had reduced the valuation reserve required by SFAS 109 to zero from the 1993 balance of $1,544,000. This reduction resulted from the Company's re-evaluation of the realization of tax benefits from the future utilization of research and development tax credit carryforwards and alternative minimum tax credit carryforwards. The Company's projections for domestic income made the realization of these carryforwards more likely than not.

The Company has research and development tax credit carryforwards for state income tax purposes of approximately $457,000 that will expire in the year 2000.

Deferred U.S. income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be permanently invested in those operations. The cumulative earnings of foreign subsidiaries were approximately $98,203,000 at December 29, 1995. The amount of unrecognized deferred tax liability for undistributed cumulative earnings of foreign subsidiaries at December 29, 1995, was approximately $19,413,000.





Note H: Major Customers

No single customer accounted for more than 10 percent of consolidated net sales in 1995. Single customers accounted for approximately 15.3 percent and 12.3 percent of consolidated net sales in 1994 and 1993, respectively.












Note I: Business Segment and Geographical Information

The Company operates in one business segment. Products include voice and data communication and networking equipment used in public and private communication networks worldwide.

The Company operates in two principal geographic areas: North America and
Europe.  A summary of the Company's operations by area is presented below.
                                                Adjustments
(In thousands)                North                 and    Consolidated
                            America      Europe Elimination      Total
     1995                   -------     -------    -------     -------
Net Sales
 Unaffiliated customers    $457,161    $178,068        ---    $635,229
 Intergeographic              2,751       7,156    ($9,907)        ---
                            -------     -------    -------     -------
Total                      $459,912    $185,224    ($9,907)   $635,229

Operating profit            $87,573     $69,080        ---    $156,653
Identifiable assets        $371,729    $180,322        ---    $552,051

     1994
Net Sales
 Unaffiliated customers    $377,554    $116,599        ---    $494,153
 Intergeographic              5,796       5,034   ($10,830)        ---
                            -------     -------    -------     -------
Total                      $383,350    $121,633   ($10,830)   $494,153

Operating profit            $53,277     $46,405        ---     $99,682
Identifiable assets        $249,224    $140,843        ---    $390,067

     1993
Net Sales
 Unaffiliated customers    $272,495     $47,968        ---    $320,463
 Intergeographic              5,307       4,671    ($9,978)        ---
                            -------     -------    -------     -------
Total                      $277,802     $52,639    ($9,978)   $320,463

Operating profit            $15,497     $16,549        ---     $32,046
Identifiable assets        $208,594    $120,172        ---    $328,766

Operating profit is net sales less all related costs of sales, marketing, research and development, general and administrative and goodwill amortization, excluding interest and income taxes. Identifiable assets are those assets considered as necessary for the ongoing activities and operations of each geographic area.

Intergeographic sales are accounted for as sales and as cost of sales between the domestic parent and its subsidiaries. The sales price or cost is dependent upon the product, consists of a discount from list price and is sufficient to recover cost plus an appropriate markup for profit.

North American operating revenues include export sales to unaffiliated customers of approximately $33,105,000, $31,018,000, and $18,645,000 in
1995, 1994, and 1993, respectively.
Note J: Commitments

The Company and its subsidiaries have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancellable and expire on various dates through 2009.

As of December 29, 1995, future minimum lease commitments under non-cancellable operating leases are as follows:
                                                (In thousands)
          1996                                      $5,822
          1997                                       3,784
          1998                                       1,797
          1999                                         562
          2000                                         442
          2001 and thereafter                        2,445
                                                    ------
          Total Minimum Lease Payments             $14,852
                                                    ======
Rental expense for the years ended December 29, 1995, December 30, 1994, and December 31, 1993, was approximately $3,420,000, $2,782,000, and $3,314,000, respectively.







































MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Sales during 1995 hit a record high as they exceeded the half-billion-dollar mark to reach $635,229,000 versus $494,153,000 in 1994. The 1995 sales growth of 28.5 percent was representative of both the continued strength and acceptance in the domestic marketplace of the TITAN (a registered trademark of Tellabs Operations, Inc.) 5500 digital cross-connect system and the growth of the Company's leading international product, the Martis DXX (a trademark of Martis Oy, a subsidiary of Tellabs, Inc.) integrated access and transport system. Each of these products addresses a different geographic marketplace, which provided for growth of 24 percent domestically and 38 percent internationally. Additionally, all of the major product groups posted gains over 1994 sales, as was the case in the prior two years.

Digital cross-connect sales for 1995 reached the $300,000,000 mark, with an increase of almost $81,000,000 over that of the previous year. Sales of the Titan 5500 digital cross-connect system grew by 46 percent and continue to drive this product group. The Titan 5500 system is now standard in all but one of the major local exchange carriers and in most of the interexchange carriers in North America. The digital cross-connect group accounted for approximately 49 percent of total product sales as it continues to lead all product groups.

The managed digital networks area exceeded last year's sales by 27 percent. The acceptance of the Martis DXX system in the international marketplace and agreements with Ericsson helped drive its $53,000,000 increase in sales during 1995. As was expected, the remaining products in this group, such as the CROSSNET (a registered trademark of Tellabs Operations, Inc.) data multiplexer and 33X packet switch products, experienced decreases in their sales over that of the previous year.

Sales of network access products, which include analog voice-frequency products, digital echo cancellers and digital transcoders, exceeded the previous year's sales in each of the last five years, even though they continue to decrease as a percent of total product sales. Sales of the digital products within this group continued to grow as the products are incorporated into cellular networks. However, sales of the analog products continue to decline as customers migrate to digital technology.

Net earnings for 1995 were $115,606,000, up 59.7 percent from 1994 earnings of $72,389,000. Earnings per share were $1.26 in 1995, compared with 80 cents in 1994. (The earnings-per-share amounts for both years are adjusted to reflect the effect of the 2-for-1 stock splits that occurred in May 1995 and May 1994.) This significant increase in earnings was primarily due to the increase in sales during 1995 and a corresponding
34.7 percent increase in gross profit dollars. Although operating expenses exceeded 1994's total, they continue to decrease as a percentage of sales.

Sales during the fourth quarter of 1995 were a record $181,324,000, supporting the Company's typically strong fourth-quarter sales pattern. Sales of the TITAN 5500 system and Martis DXX system led the 22 percent sales increase over the 1994 fourth quarter. Net earnings for the quarter were $38,106,000, a 46.1 percent increase over 1994 earnings of $26,075,000. Earnings per share were 42 cents for the fourth quarter of 1995 and 29 cents for the fourth quarter of 1994. (The earnings-per-share amounts for both years are adjusted to reflect the effect of the 2-for-1 stock splits that occurred in May 1995 and May 1994.)

The gross profit margin for 1995 improved significantly to a record level of 57.3 percent versus 54.6 percent in 1994. This improvement reflects both the sales of higher-margin products, including a small amount of higher-margin software sales, and the continuation of highly productive and efficient manufacturing operations. It will be a challenge to sustain the gross profit margin at this record-setting level.

Total operating expenses increased 21.6 percent during 1995, an increase that was evenly divided between marketing and research and development. Marketing expenses increased 27.5 percent due to headcount-related expenses, international marketing activities, and customer support and service expenses. Research and development expenses increased 26.4 percent due to increased headcount-related expenses in support of planned enhancements to the Company's domestic and international product base. As a percentage of sales, total 1995 operating expenses were 32.6 percent compared to 34.5 percent in 1994. Each category as a percentage of sales decreased from 1994.

Interest income increased to $5,855,000 in 1995, an 83.8 percent increase, compared with $3,185,000 in 1994. This was the result of interest-bearing investments more than doubling during 1995. Interest expense for 1995 of $124,000 decreased by $1,649,000 from 1994 expense of $1,773,000. The expense incurred in 1994 was primarily related to the bank debt used to finance the acquisition of Martis Oy. The debt was entirely repaid by the fourth quarter of 1994.

The Company's investment in Advanced Access Labs, a joint venture between Advanced Fibre Communications, Inc. (AFC) and the Company by which the two companies combined their efforts in the local loop transport area to develop the CABLESPAN (a trademark of Tellabs Operations, Inc.) 2300 system, was written down to reflect the Company's share of the losses of the joint venture in accordance with the equity method of accounting. The equity in cumulative losses of the joint venture increased to $2,000,000 by the end of 1995 from $1,012,000 at the end of 1994.
The technology platform that forms the basis for the CABLESPAN system is provided by AFC. As previously disclosed, AFC is in litigation with DSC Technologies Corporation and DSC Communications Corporation (collectively,
DSC) relating to the intellectual property comprising that platform. DSC is seeking, among other things, a permanent injunction prohibiting AFC's sale or other use of the property. AFC has denied DSC's allegations and has filed counterclaims. If AFC were to lose its rights to the intellectual property, the Company's ability to continue to promote its CABLESPAN system as currently configured could be adversely affected. While there can be no assurance that AFC will prevail in this litigation, it has represented to the Company that it believes DSC's claims to be without merit (see also Part I, Item 3, "Legal Proceedings" of the Company's 1995 Annual Report on Form 10-K).

Foreign exchange losses of $302,000 in 1995 were the result of the strength of the Finnish markka and the Irish punt versus the U.S. dollar. The significantly higher foreign exchange losses of $1,555,000 in 1994 were primarily the result of the strength of the Finnish markka versus the Swedish krona, U.S. dollar and other European currencies to which the Company has exposure.

The effective tax rate was approximately 29 percent for 1995 and 26 percent for 1994. The increase in the effective tax rate for 1995 is primarily due to the reduction of research and development tax credits and reduced foreign tax rate benefits. The 1995 effective rate reflects adjustments from the federal statutory rate attributable to foreign tax rate benefits.

Sales during 1994 approached the half-billion-dollar mark by totaling $494,153,000 versus $320,463,000 in 1993. The growth of 54.2 percent was representative of both the continued strength and acceptance in the domestic marketplace of the TITAN 5500 digital cross-connect system and the inclusion of a full year of sales of the Company's leading international product, the Martis DXX integrated access and transport system. As mentioned earlier, each of these products addresses a different geographic marketplace, which provided for growth in both the domestic and international sales channels. Additionally, all of the major product groups posted gains over 1993 sales, as was the case in the prior year.

Total 1994 sales of network access products, which include analog voice-frequency products, digital echo cancellers and digital transcoders, exceeded the previous year's sales in each of the last four years even though they decreased as a percent of total product sales. Cellular operators became the frequent purchasers of these digital products. However, the increasing need for digital network access products had the opposite effect on the Company's sales of analog voice-frequency products.

The digital cross-connect area surpassed the $200,000,000 mark during 1994 after just surpassing the $100,000,000 mark in the previous year. As was mentioned previously, the leader in this area was the TITAN 5500 digital cross-connect system, whose sales doubled in 1994. The customers of this product included five of the RBOCs and most of the interexchange carriers in the United States. The digital cross-connect group continued to lead all product groups in percent of total product sales.

The managed digital networks area saw a resurgence in the percentage of total Tellabs sales in 1994 with the inclusion of the Martis DXX system in the last quarter of 1993. This group also includes data products such as the CROSSNET data multiplexer and 33X packet switch products, whose growth has slowed in the last few years.

Net earnings for 1994 were $72,389,000, up 126.4 percent from 1993 earnings of $31,967,000. Earnings per share were 80 cents in 1994, compared with 36 cents in 1993. (The earnings-per-share amounts for both years have been adjusted to reflect the effect of the 2-for-1 stock splits that occurred in May 1995 and May 1994 and also the 3-for-2 stock split that occurred in November 1993). This significant increase in earnings was again primarily due to the increase in sales during 1994 and a corresponding 64.4 percent increase in gross profit dollars. Operating expenses in 1994 exceeded the 1993 total but decreased by almost 7 percent as a percentage of sales.

Sales during the fourth quarter of 1994 were a then-record $148,571,000, reflecting the Company's typically strong fourth-quarter finish. Sales in 1994 of the TITAN 5500 system and Martis DXX system led the 38.6 percent increase over the 1993 fourth quarter. Net earnings for the 1994 fourth quarter were $26,075,000, a 72.1 percent increase over 1993 earnings of $15,155,000. Earnings per share were 29 cents for the fourth quarter of 1994 and 17 cents for the fourth quarter of 1993. (The earnings-per-share amounts for both years have been adjusted to reflect the effect of the 2-for-1 stock splits that occurred in May 1995 and May 1994 and also the 3-for-2 stock split that occurred in November 1993).

The gross profit margin for 1994 improved significantly to a then-record level of 54.6 percent versus 51.3 percent in 1993. This improvement reflected both the sales of higher-margin products and the continuation of highly productive and efficient manufacturing operations.

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

Interest income increased to $3,185,000 in 1994, an 8.5 percent increase over $2,935,000 in 1993. Interest-bearing investments increased as additional cash balances became available to invest. The $1,286,000 increase in 1994 interest expense resulted from the interest paid on the demand notes payable that were outstanding throughout most of 1994.

In April 1994, the Company and AFC began a joint venture. The equity in losses of the joint venture totaled $1,012,000 in 1994.

Foreign exchange losses of $1,555,000 in 1994 were the result of the strength of the Finnish markka versus the U.S. dollar and other European currencies to which the Company has exposure. The foreign exchange gains of $1,118,000 in 1993 were primarily the result of the devaluation of the Irish punt in the first quarter of 1993, which accounted for $882,000 of the total amount.

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

Net working capital at December 29, 1995, was $267,806,000, compared with working capital of $138,317,000 at December 30, 1994. The Company's current ratio at December 29, 1995 was 3.7 to 1. The increase in net working capital is primarily due to the Company's record earnings. Management believes this level of working capital will be adequate to meet the Company's liquidity needs related to normal operations both currently and in the foreseeable future. Sufficient resources exist to support the Company's growth either through currently available cash, through cash generated from future operations, or through additional short-term or long-term financing.

Operating activities provided the Company with a significant amount of cash due to net earnings of $115,606,000. Net trade accounts receivable increased by $43,168,000 to a year-end balance of $127,565,000, due primarily to the record-level sales volume in the fourth quarter of 1995. Total inventory levels increased by $15,834,000 from 1994 levels. Raw materials increased in support of the introduction of the CABLESPAN system and the increased volume of cross-connect sales. The increase in finished goods inventory is consistent with the increase in current sales levels versus 1994 and with 1996 sales forecasts. The inventory turnover ratio increased to 4.5 times from 4.4 times in 1994. The increase of $9,453,000 in the deferred income tax balance is attributable to the utilization of alternative minimum tax credits and research and development credits. The 1994 long-term income taxes represented Martis Oy income taxes due in 1996.

The Company increased its holdings in marketable securities by $46,542,000 as additional cash balances became available for investment. The Company also invested approximately $35,000,000 during 1995 in property, plant and equipment. Additions were made to increase manufacturing capacity at international locations, with the remainder of the increase representing equipment to support domestic manufacturing and R&D capabilities. Finally, an additional $18,245,000 of cash was provided to the Company through the exercise of stock options under the Company's stock option plans.

OUTLOOK

The outlook for 1996 anticipates growth at both the international and domestic levels. International growth will be primarily driven by sales of the Martis DXX system. Domestic growth continues to be dependent upon even stronger TITAN 5500 system sales. Adding to the growth of both international and domestic channels will be the emergence of the CABLESPAN system. At December 29, 1995, backlog increased to approximately $84,000,000 from $80,000,000 at the end of the prior year. All of the 1995 backlog is expected to be shipped in 1996. The Company considers backlog to be an indicator, but not the sole predictor, of future sales.

During 1996, the Company will continue to focus on providing the resources to support revenue growth in the most cost-effective method possible. To that end, total operating expenses for 1996 are expected to average approximately 32 percent of planned revenues. Research and development expenses are expected to maintain an average of approximately 13 percent of sales. Marketing and general and administrative expenses are expected to average approximately 19 percent of sales. Management believes these levels, which are relatively consistent with 1995 and 1994, can be attained while supporting the sales and product growth slated for 1996 and beyond as the Company continues to invest in its future growth.

The 1996 capital expenditure plan totals $45,000,000. It is anticipated that 1996 working capital requirements and capital expenditures will be met with funds currently on hand and funds generated by future earnings. Earnings for 1996 are expected to be taxed at a 29 percent rate.

The Company believes that the formation of business relationships with compatible organizations is important to future growth in that it allows the Company the opportunity to share in the development of new markets, products and technologies. It is for this reason that the Company will continue to pursue the establishment of such relationships.