Form 10-K, Exhibit 13
period 1996-12-27
TELLABS INC
filed 1997-03-24
CIK 317771

EXHIBIT 13

Five-Year Summary of Selected Financial Data
(In thousands, except per-share data)
                                                    1996       1995      1994      1993      1992
                                                    ----       ----      ----      ----      ----
Net sales                                          $868,975   $635,229 $494,153   $320,463 $258,560

Gross profit                                       $519,243   $363,835 $270,003   $164,255 $125,876

Earnings before income taxes                       $175,282   $162,825  $97,824    $35,801  $19,152

Net earnings before cumulative effect              $117,965   $115,606  $72,389    $30,467  $16,854

Cumulative effect of accounting change                 ----       ----     ----     $1,500     ----

Net earnings                                       $117,965   $115,606  $72,389    $31,967  $16,854

Earnings per share before cumulative
effect of accounting change                           $0.64      $0.63    $0.40      $0.17    $0.10

Cumulative effect on earnings per share                ----       ----     ----      $0.01     ----

Earnings per share                                    $0.64      $0.63    $0.40      $0.02    $0.10

Stockholders' equity                               $591,276   $433,233 $292,790   $207,006 $167,144

Total assets                                       $743,823   $552,051 $390,067   $328,766 $210,748

Net working capital                                $343,840   $267,806 $138,317    $64,285 $109,201

Long-term debt                                       $2,850     $2,850   $2,850     $2,850   $2,850

No cash dividends per common share were paid. Per-share amounts are restated to reflect stock splits in 1996, 1995, 1994 and 1993.

COMMON STOCK MARKET DATA
(Restated for stock splits in 1996 and 1995)

                                1996                              1995
                           High         Low                  High         Low

First Quarter              26 3/8     15 1/4                 16 7/8     11 3/4

Second Quarter             34 3/4     23 5/8                 24 1/8     14

Third Quarter              38 1/8     24 1/2                 26 3/8     19 5/8

Fourth Quarter             45 1/4     34 1/8                 21 3/8     14 7/8


The Company's common stock is traded over-the-counter under the symbol
TLAB. The shares are included in the NASDAQ National Market System, which reports sales prices for actual transactions. At February 17, 1997, there were approximately 3,035 stockholders of record.


Management Statement of Financial Responsibilities

The financial statements of Tellabs, Inc., and Subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of Tellabs, Inc., and Subsidiaries at December 27, 1996, and December 29, 1995, and the consolidated results of its operations for the years ended December 27, 1996, December 29, 1995, and December 30,
1994.

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

January 15, 1997                     January 15, 1997























Report of Independent Certified Public Accountants

We have audited the accompanying consolidated balance sheets of Tellabs, Inc., and Subsidiaries as of December 27, 1996, and
December 29, 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended December 27, 1996, December 29, 1995 and December 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tellabs, Inc., and Subsidiaries at December 27, 1996, and December 29, 1995, and the consolidated results of its operations and its consolidated cash flows for the years ended December 27, 1996, December 29, 1995 and December 30,
1994, in conformity with generally accepted accounting principles.




Grant Thornton LLP
Chicago, Illinois
January 15, 1997


























CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per-share data)
                                                    Year       Year      Year
                                                    Ended      Ended     Ended
                                                  12/27/96   12/29/95  12/30/94
                                                  --------   --------  --------
Net sales                                          $868,975   $635,229 $494,153
Cost of sales                                       349,732    271,394  224,150
                                                    -------    -------  -------
Gross Profit                                        519,243    363,835  270,003

Operating expenses
  Marketing                                         112,206     85,843   67,310
  Research and development                          107,258     81,893   64,765
  Acquired in-process research and development       74,658        ---      ---
  General and administrative                         52,495     36,878   35,857
  Goodwill amortization                               3,683      2,568    2,389
                                                    -------    -------  -------
                                                    350,300    207,182  170,321
                                                    -------    -------  -------
Operating Profit                                    168,943    156,653   99,682
Other income (expense)
  Interest income                                     7,371      5,855    3,185
  Interest expense                                   (1,173)      (124)  (1,773)
  Other                                                 141        441   (3,270)
                                                    -------    -------  -------
                                                      6,339      6,172   (1,858)

Earnings Before Income Taxes                        175,282    162,825   97,824
Income taxes                                         57,317     47,219   25,435
                                                    -------    -------  -------
Net Earnings                                       $117,965   $115,606  $72,389
                                                    =======    =======  =======

Average number of common and common
  equivalent shares outstanding                     184,674    183,420  181,328

Earnings per Share                                    $0.64      $0.63    $0.40



The accompanying notes are an integral part of these statements.













CONSOLIDATED BALANCE SHEETS

ASSETS (In thousands)

                                                  12/27/96   12/29/95
                                                  --------   --------
Current Assets

  Cash and cash equivalents                         $90,446    $92,485

  Investments in marketable securities              136,421     69,751

  Accounts receivable -- primarily trade,
    net of allowance for doubtful receivables
    of $3,682,000 at December 27, 1996 and
    $2,317,000 at December 29, 1995                 167,928    127,565

  Inventories
    Raw materials                                    30,961     31,302
    Work in process                                  12,046     11,694
    Finished goods                                   35,512     24,719
                                                    -------    -------
                                                     78,519     67,715

  Other current assets                                2,150      8,854
                                                    -------    -------
  Total Current Assets                              475,464    366,370

Property, Plant and Equipment -- at Cost

  Buildings and improvements                         77,481     55,852
  Equipment                                         180,758    139,117
                                                    -------    -------
                                                    258,239    194,969

   Less accumulated depreciation                    104,254     84,419
                                                    -------    -------
                                                    153,985    110,550
  Land                                                8,775      6,472
                                                    -------    -------
                                                    162,760    117,022

Goodwill, Net                                        64,785     44,958

Other Assets                                         40,814     23,701
                                                    -------    -------
Total Assets                                       $743,823   $552,051
                                                   ========   ========







LIABILITIES AND STOCKHOLDERS' EQUITY              12/27/96   12/29/95
(In thousands)                                    --------   --------
Current Liabilities

  Accounts payable-trade                            $36,931    $30,097

  Accrued liabilities
    Compensation                                     34,689     23,861
    Payroll and other taxes                           8,770      6,268
    Other                                            17,918     12,054
                                                     ------     ------
  Total accrued liabilities                          61,377     42,183

  Deferred income taxes                               9,881        ---

  Income taxes                                       23,435     26,284
                                                     ------     ------
  Total Current Liabilities                         131,624     98,564

Long-Term Debt                                        2,850      2,850

Other Long-Term Liabilities                          10,964      6,179

Deferred Income Taxes                                 7,109     11,225

Commitments                                             ---        ---

Stockholders' Equity

  Preferred stock: authorized 5,000,000 shares of
    $.01 par value; no shares issued and
    outstanding                                         ---        ---

  Common stock: authorized 200,000,000 shares of
    $.01 par value; issued 179,652,633 shares at
    December 27, 1996, and 177,596,744 shares at
    December 29, 1995                                 1,797        888

  Additional paid-in capital                         94,854     72,385

  Cumulative translation adjustment                   3,937      7,842

  Unrealized net gains on
    available-for-sale securities                    21,551         48

  Retained earnings                                 469,137    352,070
                                                    -------    -------
Total Stockholders' Equity                          591,276    433,233
                                                    -------    -------
Total Liabilities and Stockholders' Equity         $743,823   $552,051
     The accompanying notes are an integral        ========   ========
part of these statements.




CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                      Additional Cumulative Unrealized
                            Common     Paid-In   Translation Net Gains Retained
(In thousands)               Stock     Capital   Adjustment  (Losses)  Earnings    Total
                            -------    -------     -------    -------   -------   -------
Balance at
  January 1, 1994               $215     $45,072    ($3,042)       $28 $164,733   $207,006
Net earnings                     ---         ---        ---        ---   72,389     72,389
Stock options exercised            4       8,883        ---        ---      ---      8,887
Employee stock awards            ---         195        ---        ---      ---        195
Stock split                      217         ---        ---        ---     (217)       ---
Unrealized net losses on
  available-for-sale
  marketable securities          ---         ---        ---       (831)     ---       (831)
Foreign currency
  translation adjustment         ---         ---      5,144        ---      ---      5,144
Balance at                    ------      ------     ------     ------  -------    -------
  December 30, 1994              436      54,150      2,102       (803) 236,905    292,790
                              ======     =======     ======     ====== ========   ========
Net earnings                     ---         ---        ---        ---  115,606    115,606
Stock options exercised           11      18,128        ---        ---      ---     18,139
Employee stock awards            ---         107        ---        ---      ---        107
Stock split                      441         ---        ---        ---     (441)       ---
Unrealized net gains on
  available-for-sale
  marketable securities          ---         ---        ---        851      ---        851
Foreign currency
  translation adjustment         ---         ---      5,740        ---      ---      5,740

Balance at                    ------      ------     ------     ------  -------    -------
  December 29, 1995              888      72,385      7,842         48  352,070    433,233
                              ======     =======     ======     ====== ========   ========
Net earnings                     ---         ---        ---        ---  117,965    117,965
Stock options exercised           11      22,393        ---        ---      ---     22,404
Employee stock awards            ---          76        ---        ---      ---         76
Stock split                      898         ---        ---        ---     (898)       ---
Unrealized net gains on
  available-for-sale
  marketable securities          ---         ---        ---     21,503      ---     21,503
Foreign currency
  translation adjustment         ---         ---     (3,905)       ---      ---     (3,905)

Balance at                    ------      ------     ------     ------  -------    -------
  December 27, 1996           $1,797     $94,854     $3,937    $21,551 $469,137   $591,276
                              ======     =======     ======     ====== ========   ========

The accompanying notes are an integral part of these statements.







CONSOLIDATED STATEMENTS OF CASH FLOW

                                                    Year       Year      Year
                                                    Ended      Ended     Ended
(In thousands)                                    12/27/96   12/29/95  12/30/94
                                                  --------   --------  --------
Operating Activities
  Net earnings                                     $117,965   $115,606  $72,389
  Adjustments to reconcile net earnings
   to net cash provided by operating
   activities:
    Depreciation and amortization                    32,648     23,682   19,502
    Provision for doubtful receivables                2,157      1,396      254
    Deferred income taxes                           (23,486)     9,214   (1,757)
    Acquired in-process research
     and development                                 74,658        ---      ---
    Gain on sale of long-term investment                ---       (929)     ---
    Net (increase) decrease in current assets,
     net of effects from acquisitions:
      Accounts receivable                           (43,535)   (42,689)  (7,660)
      Inventories                                    (7,434)   (14,696)      92
      Other current assets                           (1,206)       353     (724)
    Net increase (decrease) in current liabilities,
     net of effects from acquisitions:
      Accounts payable                                6,348      7,067    7,001
      Accrued liabilities                            14,801      2,807    9,991
      Income taxes                                   (2,221)     3,793    9,054
    Net increase in other assets                    (10,272)    (3,637)    (665)
    Net (decrease) increase in other liabilities       (120)    (4,312)   3,638
                                                     ------     ------   ------
Net Cash Provided by Operating Activities           160,303     97,655  111,115

Investing Activities
  Acquisition of property, plant and
    equipment, net                                  (64,831)   (35,191) (22,956)
  Proceeds from sales and maturities of              99,642     65,780    7,543
    marketable securities
  Payments for purchases of marketable
    securities                                     (122,679)  (111,168) (15,602)
  Payments for purchases of long-term
    investments                                         ---     (1,215)  (9,005)
  Proceeds from sale of long-term
    investment                                          ---      3,429      ---
  Payments for acquisitions,
    net of cash acquired                            (91,732)       ---      ---
  Origination of loan receivable                     (5,822)
                                                    -------    -------  -------
Net Cash Used by Investing Activities              (185,422)   (78,365) (40,020)











Consolidated Statements of Cash Flows (continued)
(In thousands)
                                                    Year       Year      Year
                                                    Ended      Ended     Ended
                                                  12/29/95   12/29/95  12/30/94
                                                  --------   --------  --------
Financing Activities
  Common stock sold through stock-option plans       22,480     18,246    9,082
  Proceeds from notes payable                        40,000        ---      ---
  Payments of notes payable                         (40,000)       ---  (60,000)
                                                     ------     ------   ------
Net Cash Provided(Used) by Financing Activities      22,480     18,246  (50,918)

Effect of Exchange Rate Changes on Cash                 600      3,489    1,694
Net (Decrease) Increase in Cash
  And Cash Equivalents                               (2,039)    41,025   21,871
Cash and Cash Equivalents At Beginning of Year       92,485     51,460   29,589
                                                    -------    -------  -------
Cash and Cash Equivalents At End of Year            $90,446    $92,485  $51,460
                                                    =======    =======  =======



Other Information
  Interest paid                                      $1,165       $111   $1,798
  Income taxes paid                                 $67,887    $28,646  $10,664

Supplemental Schedule of Non-cash Investing and Financing Activities:

In acquiring all of the outstanding shares of Steinbrecher Corporation and TRANSYS Network's SONET product line during 1996, the Company paid direct costs totaling $94,261,000. In conjunction with the acquisition, liabilities were assumed as follows:

(In thousands)
  Fair value of assets acquired         $104,944
  Costs in excess of fair value           22,977
  Direct costs paid                      (94,261)
                                         -------
  Liabilities assumed                    $33,660
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

Consolidation
The consolidated financial statements include the accounts of the Company and its Subsidiaries. All significant intercompany balances and transactions have been eliminated. The results of the Tellabs Wireless Systems Division and the Tellabs Transport Group are included since their respective purchase dates of April 17, 1996, and June 28, 1996. (See Note K.)

Certain reclassifications have been made in the 1994 and 1995 consolidated financial statements to conform to the 1996 presentation. The presentation of the consolidated financial statements requires the use of estimates by management.

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

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases at enacted tax rates when such amounts are expected to be realized or settled.

Goodwill
On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of the net income generated by the related subsidiaries to determine that no impairment has occurred. Goodwill is amortized over both 20 and 10 years using the straight-line method. The accumulated amortization of goodwill is approximately $9,775,000 and $6,092,000 as of December 27, 1996 and December 29, 1995, respectively.
Note A: Summary of Significant Accounting Policies (continued)

Stock Awards
The Company has a program to award shares of the Company's common stock to employees in recognition of their past service. Each full-time employee who has worked for a continuous 5- or 20-year period is awarded 10 or 25 shares, respectively. When an employee stock award is granted, compensation expense is charged for the fair market value of the shares issued.

Revenue Recognition
The Company recognizes revenue at the date of shipment.

Earnings Per Share
Earnings per share are based on the weighted average number of common and common equivalent shares outstanding during each period along with the dilutive effect of outstanding stock options. On April 22, 1994, April 25, 1995, and October 24, 1996, the Company declared 2-for-1 stock splits payable in the form of a 100 percent stock dividend. All references to the number of common shares and per share amounts have been retroactively restated to give effect to the stock dividends.

Foreign Currency Translation
The financial statements of the Company's subsidiaries are generally measured using the local currency as the functional currency. Accordingly, the effect of translating a subsidiary's financial statements into U.S. dollars is recorded as a separate component of stockholders' equity.

Foreign Exchange
Gains and losses from changes in exchange rates are recognized in "Other Income (Expense)". Net losses of $273,000, $302,000 and $1,555,000 were recorded in 1996, 1995 and 1994, respectively.

Foreign Exchange Contracts
The Company enters into foreign exchange contracts as a hedge against net foreign accounts receivable and payable. Market value gains and losses on the contracts are recognized and are combined with offsetting foreign exchange gains or losses on those accounts.




















Note B: Investments

Available-for-sale marketable securities are accounted for at market with the unrealized gain or loss net of deferred income taxes shown as a separate component of stockholders' equity. At December 27, 1996, and December 29, 1995, they consisted of the following:

                                      Amortized  Unrealized   Market
(In thousands)                           Cost    Gain (Loss)   Value
   1996                                -------     -------    -------
State and municipal securities            $7,345       ($25)    $7,320
Preferred and common stocks               18,907     41,797     60,704
U.S. government and corporate
  debt obligations                        36,215       (126)    36,089
Foreign government debt obligations       32,389        (81)    32,308
                                         -------    -------    -------
                                         $94,856    $41,565   $136,421
                                         =======    =======    =======

                                      Amortized  Unrealized   Market
                                         Cost    Gain (Loss)   Value
                                       -------     -------    -------
   1995
State and municipal securities           $39,938       $151    $40,089
Preferred and common stocks               12,423        (30)    12,393
U.S. government and corporate
  debt obligations                        16,022        (53)    15,969
                                         -------    -------    -------
                                         $68,383        $68    $68,451
                                         =======    =======    =======

Held-to-maturity securities are carried at their amortized cost. During 1996, all such investments had matured. At December 29, 1995, the balance of $1,300,000, consisting entirely of U.S. government and corporate debt obligations, was included in "Investments in Marketable Securities".

The Company has an investment in a company that had an initial public offering (IPO) during 1996. The Company has marked this investment to market subject to the constraints of the security sale limitations of the IPO. Under these constraints, only those shares that can be traded within the next year are included in "Investment in Marketable Securities" while the remaining shares are included in "Other Assets" at their historical cost.

During 1996, the Company committed to make a $8,500,000 contribution to the Tellabs Foundation. The contribution will consist of stock from the aforementioned investment. Investments in marketable securities have been reduced accordingly.

In the ordinary course of managing its assets and liabilities, the Company uses financial instruments, which are not reflected in the financial statements, to reduce or eliminate its exposure to foreign exchange risks. Foreign currency risk is managed through forward exchange contracts.



Note B: Investments (Continued)

The Company had forward exchange contracts, generally having maturities of less than 120 days, in the amount of $57,409,000 and $41,914,000 at December 27, 1996, and December 29, 1995, respectively. These contracts are primarily denominated in Finnish markka, Irish punts and Canadian dollars.


Note C:  Long-Term Debt

The long-term debt of $2,850,000 comprises industrial revenue bonds that were issued on December 20, 1991, with the principal payable in October 2014. Interest is payable quarterly based on a variable interest rate set weekly based on market conditions for similar instruments. The effective rates for 1996, 1995 and 1994 were 3.51 percent, 3.94 percent and 2.88 percent, respectively. The debt is unsecured. The provisions of the loan agreement contain restrictive covenants, including a minimum net worth and debt-to-equity ratio.


Note D:  Stock Options

At December 27, 1996, the Company had seven stock-based compensation plans, which are described below. The Company applies APB Opinion 25 and its related interpretations in accounting for its plans. No compensation cost has been recognized for its fixed stock option plan grants. Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                 Year Ended Year Ended
(In Thousands, Except Per-Share Data)             12/27/96   12/29/95
                                                   -------    -------
Net Earnings              As reported              $117,965   $115,606
                          Pro forma                $113,315   $114,691

Earnings per share        As reported                 $0.64      $0.63
                          Pro forma                   $0.61      $0.63


The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of zero percent for both years; expected volatility of 51.2 percent and
52.4 percent; risk-free interest rates of 5.26 percent to 6.65 percent and
5.25 to 7.88 percent; and expected lives of 2.53 years to 5.53 years and
2.6 years to 5.6 years.

The Company's 1981 Incentive Stock Option Plan is a tax-qualified plan that provided for 4,320,000 shares of common stock to be reserved for options issued under the plan. No grants have been made under the 1981 Plan since its expiration on November 24, 1991. At December 29, 1995, all shares that had been granted under the 1981 Plan had been exercised or cancelled. Note D: Stock Options (continued)

The Company's 1984 Incentive Stock Option Plan is a tax-qualified plan that provides for 4,800,000 shares of common stock to be reserved for options that may be issued under the plan. The plan also provides that the option price shall be the market value of the shares as of the date of grant, except for options granted to holders of 10 percent or more of the outstanding shares, in which case the option price shall be 110 percent of the market value of the shares as of the date of grant.

The Company's 1986 Non-Qualified Stock Option Plan provides for 12,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan provides that the option price shall be the market value of the shares as of the date of grant.

The Company's 1987 Stock Option Plan for Non-Employee Corporate Directors provides for the non-discretionary grant of options to non-employee directors of the Company to purchase a combined maximum of 1,200,000 shares of common stock of the Company at a per-share price not less than the market value per share of the common stock on the date of grant. The plan provides that each non-employee director, on the date such person becomes a non-employee director, will be granted options to purchase 10,000 shares of common stock and, provided such person is still serving as a non-employee director, will automatically be granted options to purchase 6,000 additional shares of common stock each year thereafter on the anniversary of the last day of the month in which the initial options were granted. Options granted under the 1987 plan expire five years from the grant date.

The Company's 1989 Stock Option Plan provides for 12,000,000 shares of common stock to be reserved for options under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 12,000,000 shares and up to 12,000,000 stock appreciation rights (SARs). The SARs may be granted in conjunction with, or independently of, the options under the plan. The plan provides that the option price and the SAR price shall be the market value of the Company's shares as of the date of grant. At December 27, 1996, 1,524,000 SARs with grant prices ranging from $0.75 to $1.08 and 5-year terms and 786,220 SARs with a grant price of $1.58 and $28.63 and 10-year terms had been granted. At that date, a total of 2,094,000 SARs had been exercised and 15,400 had been cancelled, leaving 200,820 outstanding.

The Company's 1991 Stock Option Plan provides for 6,000,000 shares of common stock to be reserved for options under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 6,000,000 shares. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant.

The Company's 1994 Stock Option Plan provides for 8,000,000 shares of common stock to be reserved for options under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 8,000,000 shares. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant.

In July 1996, the Company began a Global Option Program under which all full-time employees below the director level as of July 8, 1996, were granted non-qualified options or SARs to purchase 400 shares plus 20 shares for each year of service. The grants were dated July 22, 1996, with a price of $28.63. The options were granted from the 1994 Plan and the SARs from the 1989 Plan.
Note D:  Stock Options (continued)

Unless the option agreements provide otherwise, options or SARs granted under the 1981, 1984, 1986, 1989, 1991, and 1994 plans become exercisable on a cumulative basis at a rate of 25 percent on each of the second through fifth anniversaries of the grant date. Unless the option agreements provide otherwise, options under the 1981 and 1986 plans terminate at the end of 5 years after the grant while options or SARs granted under the 1984, 1989, 1991, and 1994 plans terminate at the end of 10 years after the grant.

A summary of the status of the Company's seven option plans as of December 27, 1996, December 29, 1995, and December 30, 1994, and changes during the years ending on these dates is presented below:

                                               1996                  1995               1994

                                                  Weighted             Weighted            Weighted
                                                   Average              Average             Average
                                                  Exercise             Exercise            Exercise
                                          Shares    Price       Shares   Price      Shares   Price
                                         -------  ---------    ------- ---------   ------- ---------
Outstanding -
  beginning of year                   10,331,146      $4.53 12,745,348    $3.04 12,948,432    $2.26

    Granted                            3,266,420      28.61    889,000    16.94  2,576,404     6.77
    Exercised                         (2,053,399)      3.18 (3,013,066)    1.92 (2,616,952)    1.42
    Cancelled                           (258,420)     11.19   (290,136)    4.82   (162,536)    2.98
Outstanding -                         ----------            ----------          ----------
  end of year                         11,285,747     $11.59 10,331,146    $4.53 12,745,348    $3.04
                                      ==========            ==========          ==========

Exercisable at end of year             5,878,597             5,719,896           5,964,432
Available for grant                    4,078,436             7,086,436           7,685,296

Weighted average fair
  value of options
  granted during the year                 $13.22                 $7.84                 N/A

Options Outstanding and Exercisable as of December 27, 1996, by Price Range:

                                     Outstanding                  Exercisable
                          ---------------------------------     ----------------
                                      Wtd. Avg.
                                      Remaining   Wtd. Avg.             Wtd. Avg.
Range of                             Contractual  Exercise              Exercise
Exercise Prices:              Shares     Life     Price         Shares  Price

  $0.77 -  $1.53           3,821,512        4.52      $1.35  3,821,512    $1.35
  $1.54 -  $6.59           3,339,135        6.92      $5.68  1,771,735    $5.41
  $6.84 - $27.63           1,004,100        7.76     $16.86    280,350   $16.82
 $28.63 - $28.63           3,041,000        9.44     $28.63      5,000   $28.63
 $29.88 - $39.50              80,000        8.70     $33.31        ---      ---
                          -----------                        ---------
  $0.77 - $39.50          11,285,747        6.87     $11.59  5,878,597    $3.33
                          ===========                        =========

Note E: Employee Benefit and Retirement Plans

The Company maintains a defined contribution 401(k) retirement plan for the benefit of eligible employees. Under the plan, a participant may elect to defer a portion of annual compensation. Matching contributions equal to the first 3 percent of annual compensation were made by the Company for all eligible participants. The Company may contribute additional amounts at the discretion of the Board of Directors. Company contributions to the plan were $6,035,000, $4,707,000, and $3,480,000 in 1996, 1995 and 1994,
respectively. Contributions to the plan are immediately vested in plan participants' accounts.

The Company maintains a deferred compensation plan that permits officers and certain management employees to defer portions of their compensation. Unless the plan is amended by the Company, the deferred amounts earn an annual interest rate of 12 percent during the term of the plan. The liabilities for the deferred salaries plus interest are included in "Other Long-Term Liabilities".

The Company maintains money purchase and profit sharing plans for the benefit of eligible employees. Under the plans, 4 percent of eligible annual compensation was contributed by the Company for each participant. No part of the contribution is vested until after a service period of five years, at which time the participant is fully vested. Company contributions to the plan were $4,056,000, $3,451,000, and $3,134,000 for 1996, 1995 and 1994, respectively.































Note F: Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 1996 and 1995 is as follows:

(In thousands, except per-share data)

                               First      Second      Third     Fourth
                             Quarter     Quarter    Quarter    Quarter    Total
                             -------     -------    -------    -------  -------
1996
Net sales                   $172,256    $189,473   $234,340   $272,906 $868,975
Gross profit                  97,774     112,315    139,529    169,625  519,243
Net earnings (loss)           31,127     (18,678)    46,117     59,399  117,965
Earnings (loss) per share      $0.17      ($0.10)     $0.25      $0.32    $0.64

                               First      Second      Third     Fourth
                             Quarter     Quarter    Quarter    Quarter    Total
                             -------     -------    -------    -------  -------
1995
Net sales                   $142,212    $159,939   $151,754   $181,324 $635,229
Gross profit                  79,269      90,956     84,415    109,195  363,835
Net earnings                  22,941      27,118     27,441     38,106  115,606
Earnings per share             $0.13       $0.15      $0.15      $0.21    $0.63 *

Per-share amounts are restated to reflect stock splits in 1996 and 1995.

* The earnings-per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings-per-share amounts do not necessarily equal the earnings per share for the year.



























Note G: Income Taxes
(In thousands)                        Year Ended Year Ended Year Ended
                                        12/27/96   12/29/95   12/30/94
Components of the Company's             --------   --------   --------
earnings before income taxes are as follows:

Domestic source                          $70,835    $97,372    $50,962
Foreign source                           104,447     65,453     46,862
                                         -------    -------    -------
Total                                   $175,282   $162,825    $97,824
                                         =======    =======    =======

The provisions for income tax expense (benefit) consists of the following:

Current:
  Federal                                $47,371    $24,111    $16,689
  State                                    9,751      2,220       1312
  Foreign                                 23,681     11,674      9,191
                                          ------     ------     ------
                                          80,803     38,005     27,192
Deferred:
  Federal                                (23,615)     7,435       (906)
  Reduction of valuation allowance          ----       ----     (1,544)
  Foreign and State                          129      1,779        693
                                          ------     ------     ------
                                         (23,486)     9,214     (1,757)
                                          ------     ------     ------
Total                                    $57,317    $47,219    $25,435
                                          ======     ======     ======

Deferred tax assets (liabilities) for 1996
 and 1995 are comprised of the following:
                                                     Ending     Ending
(In thousands)                                      Balance    Balance
                                                   12/27/96   12/29/95
Deferred tax assets                                --------   --------
  Inventory reserves                                 $3,050     $2,710
  Deferred employee benefit expenses                  4,294      2,933
  Deferred compensation plan                          2,563      1,607
  Accrued liabilities                                 3,135      2,502
  NOL and research and development
    credit carryforwards                             21,604        457
  Other                                                 476         61
                                                     ------     ------
  Gross deferred tax assets                          35,122     10,270

Deferred tax liabilities
  Depreciation                                      (13,912)   (12,625)
  Unrealized gain on marketable securities          (20,016)       (20)
  Other untaxed reserves - Martis Oy                    246       (614)
  Amortizable intangibles                            (4,290)       ---
  Other                                                (840)      (312)
                                                     ------     ------
  Gross deferred tax liabilities                    (38,812)   (13,571)
                                                     ------     ------
  Valuation allowance                               (13,300)       ---
                                                     ------     ------
Net Deferred Tax (Liability)                       ($16,990)   ($3,301)
                                                     ======     ======

 Note G: Income Taxes (continued)

                                                 Year Ended Year Ended Year Ended
                                                   12/27/96   12/29/95 12/30/94
                                                  ---------  --------- ---------

Federal income taxes at the statutory rate are reconciled with the Company's income tax provision as follows:

 Statutory U.S. income tax rate                        35.0%      35.0%    35.0%
 Foreign income taxes                                  (4.6)      (5.1)    (7.2)
 Tax benefits associated with merger of
   Finland subsidiaries                                (2.0)      (1.7)      --
 Charitable contribution                               (1.7)        --       --
 Foreign tax credit and research and
   development credit                                  (1.2)      (0.6)    (2.9)
 Benefits attributable to foreign
  sales corporation                                    (0.3)      (0.3)    (0.9)
 State income tax, net of federal benefits              3.6          1      0.9
 Acquired in-process research and
   development charge                                   3.2         --       --
 Reduction of valuation allowance                        --        ---     (1.6)
 Other - net                                            0.7        0.7      2.7
                                                       ----       ----     ----
Effective Income Tax Rate                              32.7%      29.0%    26.0%
                                                       ====       ====     ====






























Note G: Income Taxes (continued)

The net deferred income tax liability increased to $16,990,000 at December 27, 1996, from $3,301,000 at December 29, 1995. The increase of the deferred tax balance is attributable to deferred taxes provided on the mark-to-market adjustment on investments in accordance with FASB 115 and the intangibles associated with the acquisition of the Wireless Systems Division offset by a net operating loss also attributable to the acquisition.

The Company recorded deferred tax assets for research and development credits and net operating loss carryovers associated with the acquisition in the amount of approximately $21,100,000. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has established a valuation allowance of $13,300,000 associated with the net operating losses and research and credit carryovers of the acquisition. The net operating loss carryforwards and research and development tax credits will expire at various dates through the year 2010. If the Company utilizes these carryforwards, they will be recognized as a reduction of goodwill.

Deferred U.S. income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be permanently invested in those operations. The cumulative earnings of foreign subsidiaries were approximately $173,549,000 at December 27, 1996. The amount of unrecognized deferred tax liability for undistributed cumulative earnings of foreign subsidiaries at December 27, 1996, was approximately $28,893,000.




Note H: Major Customers

No single customer accounted for more than 10 percent of consolidated net sales in 1996 and 1995. A single customer accounted for approximately
15.3 percent of consolidated net sales in 1994.





















Note I: Business Segment and Geographical Information

The Company operates in one business segment. Products include voice and data communications and networking equipment used in public and private communication networks worldwide.

The Company operates in two principal geographic areas: North America and
Europe.  A summary of the Company's operations by area is presented below.
                                                 Adjustments
(In thousands)                 North                 and    Consolidated
                             America      Europe Elimination     Total
     1996                    -------     -------    -------    -------
Net Sales
 Unaffiliated customers     $628,679    $240,296        ---   $868,975
 Intergeographic               2,641       8,504   ($11,145)       ---
                             -------     -------    -------    -------
Total                       $631,320    $248,800   ($11,145)  $868,975

Operating profit             $67,008    $101,935        ---   $168,943
Identifiable assets         $491,298    $252,525        ---   $743,823

     1995
Net Sales
 Unaffiliated customers     $457,161    $178,068        ---   $635,229
 Intergeographic               2,751       7,156    ($9,907)       ---
                             -------     -------    -------    -------
Total                       $459,912    $185,224    ($9,907)  $635,229

Operating profit             $87,573     $69,080        ---   $156,653
Identifiable assets         $371,729    $180,322        ---   $552,051

     1994
Net Sales
 Unaffiliated customers     $377,554    $116,599        ---   $494,153
 Intergeographic               5,796       5,034   ($10,830)       ---
                             -------     -------    -------    -------
Total                       $383,350    $121,633   ($10,830)  $494,153

Operating profit             $53,277     $46,405        ---    $99,682
Identifiable assets         $249,224    $140,843        ---   $390,067


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

North American operating revenues include export sales to unaffiliated customers of approximately $23,722,000, $33,105,000, and $31,018,000 in
1996, 1995, and 1994, respectively.

Note J: Commitments

The Company and its Subsidiaries have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancellable and expire on various dates through 2009.

As of December 27, 1996, future minimum lease commitments under non-cancellable operating leases are as follows:
                                                 (In thousands)
          1997                                       $6,998
          1998                                        5,397
          1999                                        3,824
          2000                                        1,929
          2001                                        1,548
          2002 and thereafter                         2,626
                                                     ------
          Total Minimum Lease Payments              $22,322
                                                     ======
Rental expense for the years ended December 27, 1996, December 29, 1995, and December 30, 1994, was approximately $5,734,000, $3,420,000 and $2,782,000, respectively.




Note K: Business Acquisitions

In April 1996, the Company acquired all of the outstanding shares of Steinbrecher Corporation for approximately $77,000,000, financed with bank loans and cash. This acquisition has been accounted for through the use of the purchase method of accounting, and, accordingly, the accompanying financial statements include the results of its operations since the acquisition date. Goodwill arising from this acquisition of approximately $6,865,000 is being amortized over 10 years.

The following table summarizes on an unaudited pro forma basis the combined results of operations of the Company as though the above acquisition were made at December 31, 1994. The pro forma amounts give effect to appropriate adjustments to amortize goodwill, intangible assets and acquisition costs and to reflect the reduction of interest income resulting from the use of cash for the acquisition; the increase in interest expense on the acquired bank debt; and, the corresponding income tax effects. In accordance with the Company's practice, in-process research and development as well as its deferred income tax effects (a net amount of approximately $54 million) was written of as reflected in the 1995 pro forma results presented below.



                                                 Year Ended Year Ended
(In Thousands, Except Per-Share Data)             12/27/96   12/29/95

Net Sales                                          $869,171   $644,730

Net Earnings                                       $165,713    $51,703

Earnings per common share                             $0.90      $0.28



The pro forma financial information presented above does not purport to be indicative of either the results that would have occurred had the acquisition taken place at the beginning of the period presented or of future results of operation of the combined businesses.

In June 1996, the Company through the Tellabs Transport Group acquired TRANSYS Network's SONET product line for approximately $17,000,000 in cash. This acquisition has been accounted for through the use of the purchase method of accounting, and, accordingly, the accompanying financial statements include the results of its operations since the acquisition date. Goodwill resulting from this acquisition, in the amount of $15,799,000, is being amortized over 10 years. This acquisition did not have a material impact on the Company's financial results.

Subsequent to year end, the Company acquired, for $6,000,000 in cash, certain wavelength-division multiplexing and optical networking technology, including the rights to or ownership of several patents and patent applications, from IBM's Thomas J. Watson Research Center. Under the terms of the agreement, the Research Center's optical network development team joined the Company.

In conjunction with each of the above acquisitions, a stock bonus plan was established under which certain acquired employees are entitled to a specific number of shares of the Company's stock over a two-year vesting period.



































MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

1996 vs. 1995

Sales during 1996 reached an all-time high as they climbed to $868,975,000, surpassing 1995's previous record sales of $635,229,000. The 1996 sales growth of 36.8 percent was driven by increased sales on both the domestic and international fronts. Domestic sales grew by 46 percent, primarily as the result of the continuing strong sales of the TITAN (a registered trademark of Tellabs Operations, Inc.) 5500 digital cross-connect system. International sales, which grew by 21 percent, were driven by the Martis DXX (a trademark of Martis Oy, a subsidiary of Tellabs, Inc.) managed access and transport system.

Digital cross-connect sales for 1996 of $479,174,000 represent an increase of $179,041,000 over those of the previous year. Sales of the Titan 5500 digital cross-connect system grew by 69 percent and continue to drive this product group primarily through higher sales to existing local exchange customers and the addition of a new major interexchange carrier. These service providers seek to enhance their competitive advantage by providing more robust networks to meet the needs of business customers, the increasing demands of Internet traffic, and the desire for enhanced data and video services. The digital cross-connect group accounted for approximately 57 percent of total product sales as it continues to lead all product groups.

The managed digital networks area exceeded last year's sales by almost 33 percent, reaching $231,602,000. The continued expansion of DXX system sales outside the Scandinavian market in response to growth in infrastructure helped drive its $70,979,000 increase in sales during 1996, reaching a new annual record of $201,198,000. As was expected, the remaining products in this group, such as the CROSSNET (a registered trademark of Tellabs Operations, Inc.) data multiplexer and 33X packet switch products, experienced decreases in their sales over those of the previous year.

Sales of network access products, which include analog voice-frequency products, digital echo cancellers and digital transcoders, fell short of the previous year's sales for the first time since 1991, although sales of digital echo cancellors reached an all-time high. This product group continues to decrease as a percent of total product sales as the Company concentrates its efforts on providing larger value-added system solutions to its customers.

Net earnings for 1996 were a record $117,965,000, up 2.0 percent from 1995 earnings of $115,606,000. This slight increase in earnings was the net effect of the significant increase in sales during 1996 being offset by the one-time, net-of-tax charge of $54,100,000 for acquired in-process research and development related to the acquisition of the Wireless
Systems Division (see Note K) and increased operating expenses and income taxes. Earnings per share were 64 cents in 1996, compared with 63 cents in 1995. (The earnings-per-share amounts for both years are adjusted to reflect the effect of the 2-for-1 stock splits that occurred in November 1996 and May 1995.)

Sales during the fourth quarter of 1996 were a record $272,906,000, consistent with the Company's typically strong fourth-quarter sales pattern. Sales of the TITAN 5500 system and DXX system led the 50.5 percent sales increase over the 1995 fourth quarter. Net earnings for the quarter were $59,399,000, a 55.9 percent increase over 1995 earnings of $38,106,000. Earnings per share were 32 cents for the fourth quarter of 1996 and 21 cents for the fourth quarter of 1995. (The earnings-per-share amounts for both years are adjusted to reflect the effect of the 2-for-1 stock splits that occurred in November 1996 and May 1995.)

The gross profit margin for 1996 improved again to a new record level of
59.8 percent versus the previous record 57.3 percent achieved in 1995.
This improvement reflects both the sales of higher-margin products, including software sales and hardware expansions, and the benefits provided by the Company's highly productive and efficient manufacturing operations. It will once again be a challenge to sustain the gross profit margin at this record-setting level.

Excluding the one-time charge to earnings for the acquired in-process research and development, operating expenses increased 33.0 percent during 1996. During the year, new items such as the expenses of the Wireless Systems Division and the Transport Group and the cost of the enterprise-wide business system conversion were included in operating expenses. Headcount and related expenses grew to support and service international and domestic products while additional expenses related to employee compensation programs were incurred. As a percentage of sales, total 1996 operating expenses (excluding the one-time charge) decreased to
31.7 percent as compared to 32.6 percent in 1995 while each expense category as a percentage of sales decreased from the prior year as has occurred since 1993.

Interest income increased to $7,371,000 in 1996, a 25.9 percent increase, compared with $5,855,000 in 1995. This increase was due to higher average cash balances throughout the year as well as a shift in investment holdings from federally tax-free municipal bonds to fully taxable investments. Interest expense for 1996 of $1,173,000 increased by $1,049,000 from 1995 expense of $124,000. The expense incurred in 1996 was primarily related to the bank debt used to partially finance the Wireless Systems Division acquisition. The debt was entirely repaid by the fourth quarter of 1996.

The effective tax rate was approximately 32.7 percent for 1996 and 29 percent for 1995. The increase in the effective tax rate for 1996 is primarily due to the tax effects of the in-process research and development one-time charge taken in conjunction with the Wireless Systems Division acquisition and the increase in domestic taxable income being partially offset by the tax benefits received as a result of the $8,500,000 charitable contribution made to the Tellabs Foundation. The 1996 effective rate reflects adjustments from the federal statutory rate attributable to the benefits of foreign tax rates, the merger of Finnish subsidiaries, the charitable contribution, and tax credits offset by state taxes and the one-time charge.

1995 vs. 1994

Sales during 1995 hit a then-record high as they exceeded the half-billion-dollar mark to reach $635,229,000 versus $494,153,000 in 1994. The 1995 sales growth of 28.5 percent was representative of both the continued strength and acceptance in the domestic marketplace of the TITAN 5500 digital cross-connect system and the growth of the Company's leading international product, the DXX managed access and transport system. Each of these products addresses a different geographic marketplace, which provided for growth of 24 percent domestically and 38 percent internationally. Additionally, all of the major product groups posted gains over 1994 sales, as was the case in the prior two years.

Digital cross-connect sales for 1995 reached the $300,000,000 mark, with an increase of almost $81,000,000 over those of the previous year. Sales of the Titan 5500 digital cross-connect system grew by 46 percent and continued to drive this product group. By the end of 1995, the Titan 5500 system was standard in all but one of the major local exchange carriers and in most of the interexchange carriers in North America. The digital cross-connect group accounted for approximately 49 percent of total product sales as it continued to lead all product groups.

The managed digital networks area exceeded 1994's sales by 34 percent in 1995. The acceptance of the DXX system in the international marketplace and agreements with Ericsson helped drive its $53,000,000 increase in sales during 1995. As was expected, the remaining products in this group, such as the CROSSNET data multiplexer and 33X packet switch products, experienced decreases in their sales over those of the previous year.

Sales of network access products, which include analog voice-frequency products, digital echo cancellers and digital transcoders, exceeded the previous year's sales in each of the last five years, even though they continued to decrease as a percent of total product sales. Sales of the digital products within this group continued to grow as the products are incorporated into cellular networks. However, sales of the analog products continued to decline as customers migrate to digital technology.

Net earnings for 1995 were $115,606,000, up 59.7 percent from 1994 earnings of $72,389,000. Earnings per share were 63 cents in 1995, compared with 40 cents in 1994. (The earnings-per-share amounts for both years have been adjusted to reflect the effect of the 2-for-1 stock splits that occurred in November 1996, May 1995 and May 1994.) This significant increase in earnings was primarily due to the increase in sales during 1995 and a corresponding 34.7 percent increase in gross profit dollars. Although operating expenses exceeded 1994's total, they continued to decrease as a percentage of sales.

Sales during the fourth quarter of 1995 were a then-record $181,324,000, consistent with the Company's typically strong fourth-quarter sales pattern. Sales of the TITAN 5500 system and DXX system led the 22 percent sales increase over the 1994 fourth quarter. Net earnings for the quarter were $38,106,000, a 46.1 percent increase over 1994 earnings of $26,075,000. Earnings per share were 21 cents for the fourth quarter of 1995 and 14 cents for the fourth quarter of 1994. (The earnings-per-share amounts for both years are adjusted to reflect the effect of the 2-for-1 stock splits that occurred in November 1996 and May 1995.)

The gross profit margin for 1995 improved significantly to a then-record level of 57.3 percent versus 54.6 percent in 1994. This improvement reflects both the sales of higher-margin products, including a small amount of higher-margin software sales, and the continuation of highly productive and efficient manufacturing operations.

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

Interest income increased to $5,855,000 in 1995, an 83.8 percent increase compared with $3,185,000 in 1994. This was the result of interest-bearing investments more than doubling during 1995. Interest expense for 1995 of $124,000 decreased by $1,649,000 from 1994 expense of $1,773,000. The expense incurred in 1994 was primarily related to the bank debt used to finance the acquisition of Martis Oy. The debt was entirely repaid by the fourth quarter of 1994.

Other income in 1995 was $441,000, of which foreign exchange losses of $302,000 were the result of the strength of the Finnish markka and the Irish punt versus the U.S. dollar. The significantly higher foreign exchange losses of $1,555,000 in 1994 were primarily the result of the strength of the Finnish markka versus the Swedish krona, U.S. dollar and other European currencies to which the Company has exposure.

Other income also includes the write-down of the Company's investment in Advanced Access Labs, a joint venture between Advanced Fibre Communications, Inc. (AFC) and the Company by which the two companies combined their efforts in the local loop transport area to develop the CABLESPAN (a registered trademark of Tellabs Operations, Inc.) 2300 system. The investment was written down to reflect the Company's share of the losses of the joint venture in accordance with the equity method of accounting. The equity in cumulative losses of the joint venture increased to $2,000,000 by the end of 1995 from $1,012,000 at the end of 1994.

The effective tax rate was approximately 29 percent for 1995 and 26 percent for 1994. The increase in the effective tax rate for 1995 was primarily due to the reduction of research and development tax credits and reduced foreign tax rate benefits. The 1995 effective rate reflected adjustments from the federal statutory rate attributable to foreign tax rate benefits.

LIQUIDITY AND CAPITAL RESOURCES

The Company has never paid a cash dividend, and current policy is to retain earnings to provide funds for the operation and expansion of the business. The Company does not anticipate paying cash dividends in the foreseeable future.

Net working capital at December 27, 1996, was $343,840,000, compared with working capital of $267,806,000 at December 29, 1995. The Company's current ratio at December 27, 1996 was 3.6 to 1. The increase in net working capital is primarily the result of the Company's record earnings being offset by the use of cash and cash equivalents to partially finance the Company's second-quarter acquisitions. Management believes this level of working capital will be adequate to meet the Company's liquidity needs related to normal operations both currently and in the foreseeable future. Sufficient resources exist to support the Company's growth either through currently available cash, through cash generated from future operations, or through additional short-term or long-term financing.

Operating activities provided the Company with a significant amount of cash due to net earnings of $117,965,000. Net trade accounts receivable increased by $40,363,000 to a year-end balance of $167,928,000, due primarily to the record-level sales volume in the fourth quarter of 1996. Total inventory levels increased by $10,804,000 from 1995 levels due to 1997 sales forecast requirements for digital cross-connect systems and the inventory purchased in the Wireless Systems Division acquisition. The inventory turnover ratio increased to 4.8 times from 4.5 times in 1995.

Goodwill increased by $19,827,000 principally as a result of the Transport Group and Wireless System Division acquisitions. Other assets increased by $17,113,000 primarily due to $18,216,000 worth of developed research and development acquired in the Wireless Systems Division acquisition. Accrued liabilities increased from the 1995 balance by $19,194,000 primarily as a result of the year-end obligations related to employee compensation programs and the liabilities assumed as part of the acquisitions. The increase in the Company's liability for deferred income taxes of $9,881,000 reflects the future obligations related to the unrealized gains on marketable securities as of year end.

The Company's holdings in marketable securities increased by $66,670,000. Approximately $43,648,000 is due to the mark-to-market adjustment of an investment in a certain company that had an initial public offering during 1996. The Company also invested approximately $64,831,000 during 1996 in property, plant and equipment (exclusive of acquisitions) as additions were made primarily to increase manufacturing capacity and expand research and development efforts worldwide.

The Company utilized $40,000,000 of bank debt to finance the acquisition of the Wireless Systems Division. This debt was entirely repaid by the end of year. Finally, an additional $22,480,000 of cash was provided to the Company through the exercise of stock options under the Company's stock option plans.

OUTLOOK

Driven by sales growth in both the international and domestic markets, sales for 1997 are expected to reach $1 billion for the first time in the Company's history. Domestic growth continues to be dependent upon the continued strength of TITAN 5500 system sales. International growth will be primarily driven by sales of the DXX system. In addition, late 1997 should see the introduction of several new products related to the 1996 acquisitions. At December 27, 1996, backlog increased to approximately $118,000,000 from $84,000,000 at the end of the prior year. All of the 1996 backlog is expected to be shipped in 1997. The Company considers backlog to be an indicator, but not the sole predictor, of future sales.

During 1997, the Company will continue to focus on providing the resources to support revenue growth in the most cost-effective method possible. To that end, total operating expenses for 1997 are expected to average approximately 31 percent of planned revenues. Research and development expenses are expected to maintain an average of approximately 13 percent of sales, consistent with 1996 and 1995 percentages. Marketing and general and administrative expenses are expected to decrease by almost 2 percent to approximately 17 percent of sales. Management believes these levels can be attained while supporting the sales and product growth slated for 1997 and beyond as the Company continues to invest in its future.

The 1997 capital expenditure plan totals approximately $96,000,000. It is anticipated that 1997 working capital requirements and capital expenditures will be met with funds currently on hand and funds generated by future earnings. Earnings for 1997 are expected to be taxed at a 34 percent rate.

The Company believes that the formation of business relationships with compatible organizations is important to future growth in that it allows the Company the opportunity to share in the development of new markets, products and technologies. It is for this reason that the Company will continue to pursue the establishment of such relationships.

Except for historical information, the matters discussed or incorporated by reference in this report are forward-looking statements that involve risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, research and new product development, protection of intellectual property, patents and technology, ability to attract and retain highly qualified personnel, availability of components and critical manufacturing equipment, facility construction and startups, the regulatory and trade environment, and other factors indicated from time to time in the Company's filings with the Securities and Exchange Commission.