Form 10-K405, Exhibit 13
period 1998-01-02
TELLABS INC
filed 1998-03-20
CIK 317771

EXHIBIT 13

Five-Year Summary of Selected Financial Data
(In Thousands, Except Per-Share Data)
                                                     1997       1996       1995       1994      1993
                                                     ----       ----       ----       ----      ----
Net sales                                         $1,203,546   $868,975   $635,229   $494,153 $320,463

Gross profit                                        $758,003   $519,243   $363,835   $270,003 $164,255

Earnings before income taxes                        $399,529   $175,282   $162,825    $97,824  $35,801

Net earnings before cumulative effect
    of accounting change                            $263,689   $117,965   $115,606    $72,389  $30,467

Cumulative effect of accounting change                  ----       ----       ----       ----   $1,500

Net earnings                                        $263,689   $117,965   $115,606    $72,389  $31,967

Earnings per share before cumulative effect            $1.46      $0.66      $0.66      $0.42    $0.18

Earnings per share before cumulative effect,
     assuming dilution                                 $1.42      $0.64      $0.63      $0.40    $0.17

Cumulative effect on earnings per share                 ----       ----       ----       ----    $0.01

Cumulative effect on earnings per share,
     assuming dilution                                  ----       ----       ----       ----    $0.01

Earnings per share                                     $1.46      $0.66      $0.66      $0.42    $0.19

Earnings per share, assuming dilution                  $1.42      $0.64      $0.63      $0.40    $0.18


Stockholders' equity                                $933,109   $591,276   $433,233   $292,790 $207,006

Total assets                                      $1,183,379   $743,823   $552,051   $390,067 $328,766

Net working capital                                 $637,114   $343,840   $267,806   $138,317  $64,285

Long-term debt                                        $2,850     $2,850     $2,850     $2,850   $2,850

No cash dividends per common share were paid. Per-share amounts are restated to reflect stock splits in 1996, 1995 and 1994.

Common Stock Market Data
(Restated for stock split in 1996)

                                1997                               1996
                           High         Low                   High         Low

First Quarter              46 1/8     32                      26 3/8     15 1/4

Second Quarter             58 5/8     33                      34 3/4     23 5/8

Third Quarter              65         50 1/2                  38 1/8     24 1/2

Fourth Quarter             59 13/16   42 5/8                  45 1/4     34 1/8


The Company's common stock is traded over-the-counter under the symbol
TLAB. The shares are included in the NASDAQ National Market System, which reports sales prices for actual transactions. At February 16, 1998, there were approximately 3,725 stockholders of record.



Management Statement of Financial Responsibilities

The financial statements of Tellabs, Inc., and Subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of Tellabs, Inc., and Subsidiaries at January 2, 1998 and December 27, 1996, and the consolidated results of its operations for the years ended January 2, 1998, December 27, 1996, and December 29, 1995.

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

The Board of Directors has appointed two of its non-employee members as an Audit Committee. This committee meets periodically with management and the independent auditors, who have free access to this committee without management present, to discuss the results of their audit work and their evaluation of the internal control structure and the quality of financial reporting.

Michael J. Birck                     Peter A.  Guglielmi
President and                        Executive Vice President,
Chief Executive Officer,             Chief Financial Officer and Treasurer,
Tellabs, Inc.                        Tellabs, Inc.

January 26, 1998                     January 26, 1998
















Report of Independent Auditors

We have audited the accompanying consolidated balance sheet of Tellabs, Inc., and Subsidiaries as of January 2, 1998, and December 27, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Tellabs, Inc., and Subsidiaries for the years ended
December 27, 1996, and December 29, 1995, were audited by other auditors whose report dated January 15, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tellabs, Inc., and Subsidiaries at January 2, 1998, and the consolidated results of its operations and its consolidated cash flows for the year ended January 2, 1998, in conformity with generally accepted accounting principles.




Ernst & Young LLP
Chicago, Illinois
January 26, 1998























CONSOLIDATED STATEMENTS OF EARNINGS
(In Thousands, Except Per-Share Data)
                                                     Year       Year       Year
                                                    Ended       Ended      Ended
                                                   01/02/98   12/27/96   12/29/95
                                                   --------   --------   --------
Net sales                                         $1,203,546   $868,975   $635,229
Cost of sales                                        445,543    349,732    271,394
                                                     -------    -------    -------
Gross Profit                                         758,003    519,243    363,835

Operating expenses
  Marketing                                          156,701    112,206     85,843
  Research and development                           158,129    107,258     81,893
  Acquired in-process research and development           ---     74,658        ---
  General and administrative                          73,717     52,495     36,878
  Goodwill amortization                                5,992      3,683      2,568
                                                     -------    -------    -------
                                                     394,539    350,300    207,182
                                                     -------    -------    -------
Operating Profit                                     363,464    168,943    156,653
Other income (expense)
  Interest income                                     12,476      7,371      5,855
  Interest expense                                      (413)    (1,173)      (124)
  Other                                               24,002        141        441
                                                     -------    -------    -------
                                                      36,065      6,339      6,172

Earnings Before Income Taxes                         399,529    175,282    162,825
Income taxes                                         135,840     57,317     47,219
                                                     -------    -------    -------
Net Earnings                                        $263,689   $117,965   $115,606
                                                     =======    =======    =======

Average number of common shares outstanding          180,925    178,509    176,388

Average number of common shares outstanding,
     assuming dilution                               186,221    183,030    183,255

Earnings per Share                                     $1.46      $0.66      $0.66

Earnings per Share, assuming dilution                  $1.42      $0.64      $0.63

The accompanying notes are an integral part of these statements.











CONSOLIDATED BALANCE SHEETS

ASSETS (In Thousands)
                                                   01/02/98   12/27/96
                                                  --------    --------
Current Assets

  Cash and cash equivalents                         $109,048    $90,446

  Investments in marketable securities               377,986    136,421

  Accounts receivable --
    net of allowance for doubtful receivables
    of $3,440,000 at January 2, 1998, and
    $3,682,000 at December 27, 1996                  284,084    167,928

  Inventories
    Raw materials                                     28,335     30,961
    Work in process                                   15,664     12,046
    Finished goods                                    45,615     35,512
                                                     -------    -------
                                                      89,614     78,519

  Other current assets                                 2,202      2,150
                                                     -------    -------
  Total Current Assets                               862,934    475,464

Property, Plant and Equipment -- at Cost

  Buildings and improvements                         108,905     77,481
  Equipment                                          220,251    180,758
                                                     -------    -------
                                                     329,156    258,239

   Less accumulated depreciation                     128,967    104,254
                                                     -------    -------
                                                     200,189    153,985
  Land                                                 9,140      8,775
                                                     -------    -------
                                                     209,329    162,760

Goodwill, Net                                         61,453     64,785

Other Assets                                          49,663     40,814
                                                    --------    -------
Total Assets                                      $1,183,379   $743,823
                                                  ==========   ========










LIABILITIES AND STOCKHOLDERS' EQUITY               01/02/98   12/27/96
(In Thousands)                                     --------   --------
Current Liabilities

  Accounts payable                                   $50,422    $36,931

  Accrued liabilities
    Compensation                                      38,168     34,689
    Payroll and other taxes                            7,788      8,770
    Other                                             19,712     17,918
                                                      ------     ------
  Total accrued liabilities                           65,668     61,377

  Deferred income taxes                               50,249      9,881

  Income taxes                                        59,481     23,435
                                                      ------     ------
  Total Current Liabilities                          225,820    131,624

Long-Term Debt                                         2,850      2,850

Other Long-Term Liabilities                           14,870     10,964

Deferred Income Taxes                                  6,730      7,109

Stockholders' Equity

  Preferred stock: authorized 5,000,000 shares of
    $.01 par value; no shares issued and
    outstanding                                          ---        ---

  Common stock: authorized 500,000,000 shares of
    $.01 par value; issued 181,626,660 shares at
    January 2, 1998, and 179,652,633 shares at
    December 27, 1996                                  1,816      1,797

  Additional paid-in capital                         130,378     94,854

  Cumulative translation adjustment                  (27,901)     3,937

  Unrealized net gains on
    available-for-sale securities                     95,990     21,551

  Retained earnings                                  732,826    469,137
                                                     -------    -------
Total Stockholders' Equity                           933,109    591,276
                                                     -------    -------
Total Liabilities and Stockholders' Equity        $1,183,379   $743,823
                                                    ========   ========

The accompanying notes are an integral part of these statements.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                      Additional Cumulative  Unrealized
                            Common     Paid-In   Translation  Net Gains Retained
(In Thousands)               Stock     Capital   Adjustment   (Losses)  Earnings      Total
                            -------    -------     -------     -------    -------    -------
Balance at
  December 31, 1994             $436     $54,150      $2,102      ($803)  $236,905   $292,790

Net earnings                     ---         ---         ---        ---    115,606    115,606
Stock options exercised           11      18,128         ---        ---        ---     18,139
Employee stock awards            ---         107         ---        ---        ---        107
Stock split                      441         ---         ---        ---       (441)       ---
Unrealized net gains on
  available-for-sale
  marketable securities          ---         ---         ---        851        ---        851
Foreign currency
  translation adjustment         ---         ---       5,740        ---        ---      5,740

Balance at                    ------      ------      ------     ------    -------    -------
  December 29, 1995              888      72,385       7,842         48    352,070    433,233
                              ======     =======      ======     ======   ========   ========
Net earnings                     ---         ---         ---        ---    117,965    117,965
Stock options exercised           11      22,393         ---        ---        ---     22,404
Employee stock awards            ---          76         ---        ---        ---         76
Stock split                      898         ---         ---        ---       (898)       ---
Unrealized net gains on
  available-for-sale
  marketable securities          ---         ---         ---     21,503        ---     21,503
Foreign currency
  translation adjustment         ---         ---      (3,905)       ---        ---     (3,905)

Balance at                    ------      ------      ------     ------    -------    -------
  December 27, 1996           $1,797     $94,854      $3,937    $21,551   $469,137   $591,276
                              ======     =======      ======     ======   ========   ========
Net earnings                     ---         ---         ---        ---    263,689    263,689
Stock options exercised           19      34,739         ---        ---        ---     34,758
Stock retention programs         ---         427         ---        ---        ---        427
Employee stock awards            ---         358         ---        ---        ---        358
Unrealized net gains on
  available-for-sale
  marketable securities          ---         ---         ---     74,439        ---     74,439
Foreign currency
  translation adjustment         ---         ---     (31,838)       ---        ---    (31,838)

Balance at                    ------      ------      ------     ------    -------    -------
  January 2, 1998             $1,816    $130,378    ($27,901)   $95,990   $732,826   $933,109
                              ======     =======      ======     ======   ========   ========

The accompanying notes are an integral part of these statements.




CONSOLIDATED STATEMENTS OF CASH FLOW

                                                     Year       Year       Year
                                                    Ended       Ended      Ended
(In Thousands)                                     01/02/98   12/27/96   12/29/95
                                                   --------   --------   --------
Operating Activities
  Net earnings                                      $263,689   $117,965   $115,606
  Adjustments to reconcile net earnings
   to net cash provided by operating
   activities:
    Depreciation and amortization                     46,892     32,648     23,682
    Provision for doubtful receivables                 1,494      2,157      1,396
    Deferred income taxes                             (3,260)   (23,486)     9,214
    Gain on the sale of certain investments          (20,803)       ---       (929)
    Acquired in-process research
     and development                                     ---     74,658        ---
    Net (increase) decrease in current assets,
     net of effects from acquisitions:
      Accounts receivable                           (126,835)   (43,535)   (42,689)
      Inventories                                    (14,129)    (7,434)   (14,696)
      Other current assets                              (117)    (1,206)       353
    Net increase (decrease) in current liabilities,
     net of effects from acquisitions:
      Accounts payable                                14,518      6,348      7,067
      Accrued liabilities                              7,468     14,801      2,807
      Income taxes                                    38,351     (2,221)     3,793
    Net increase in other assets                     (24,513)   (10,272)    (3,637)
    Net increase (decrease) in other liabilities       2,836       (120)    (4,312)
                                                      ------     ------     ------
Net Cash Provided by Operating Activities            185,591    160,303     97,655

Investing Activities
  Acquisition of property, plant and
    equipment, net                                   (84,717)   (64,831)   (35,191)
  Proceeds from sales and maturities of              211,979     99,642     65,780
    marketable securities
  Payments for purchases of marketable
    securities                                      (315,947)  (122,679)  (111,168)
  Payments for purchases of long-term
    investments                                          ---        ---     (1,215)
  Proceeds from sale of long-term
    investment                                           ---        ---      3,429
  Payments for acquisitions,
    net of cash acquired                              (7,821)   (91,732)       ---
  Origination of loan receivable                         ---     (5,822)       ---
                                                     -------    -------    -------
Net Cash Used for Investing Activities              (196,506)  (185,422)   (78,365)











Consolidated Statements of Cash Flows (continued)
(In thousands)
                                                     Year       Year       Year
                                                    Ended       Ended      Ended
                                                   12/27/96   12/27/96   12/29/95
                                                   --------   --------   --------
Financing Activities
  Common stock sold through stock option plans*       34,759     22,480     18,246
  Proceeds from notes payable                            ---     40,000        ---
  Payments of notes payable                              ---    (40,000)       ---
                                                      ------     ------     ------
Net Cash Provided by Financing Activities             34,759     22,480     18,246

Effect of Exchange Rate Changes on Cash               (5,242)       600      3,489
Net Increase (Decrease) in Cash
  And Cash Equivalents                                18,602     (2,039)    41,025
Cash and Cash Equivalents At Beginning of Year        90,446     92,485     51,460
                                                     -------    -------    -------
Cash and Cash Equivalents At End of Year            $109,048    $90,446    $92,485
                                                     =======    =======    =======

Other Information
  Interest paid                                         $326     $1,165       $111
  Income taxes paid                                  $78,717    $67,887    $28,646

Supplemental Schedule of Non-Cash Investing and Financing Activities:

During 1997, in acquiring all of the outstanding shares of Trelcom Oy and certain wavelength-division multiplexing and optical networking technology and related assets from IBM, the Company paid direct costs totaling $8,434,000.

During 1996, in acquiring all of the outstanding shares of Steinbrecher
Corporation and TRANSYS Network's SONET product line, the Company paid direct costs totaling $94,261,000.

In conjunction with the acquisitions, the purchase prices are currently allocated as follows:

(In Thousands)                           1997        1996
                                        --------    --------
  Fair value of assets acquired           $1,777    $104,944
  Costs in excess of fair value            8,098      22,977
  Liabilities assumed                     (1,441)    (33,660)
                                         -------     -------
     Cash paid for acquisitions           $8,434     $94,261
                                         =======     =======

* "Common stock sold through stock option plans" contains non-cash deferred tax benefits of $24,298,000, $15,878,000 and $12,370,000 in 1997, 1996
  and 1995, respectively.

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

Consolidation
The consolidated financial statements include the accounts of the Company and its Subsidiaries. All significant intercompany balances and transactions have been eliminated. The results of the acquired operations since their respective purchase dates are included. (See Note L.)

Certain reclassifications have been made in the 1995 and 1996 consolidated financial statements to conform to the 1997 presentation. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

Depreciation
Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives, on both the declining-balance and straight-line methods. Buildings are depreciated over 40 years, improvements over 7 years, and equipment over 3 to 10 years.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases at enacted tax rates when such amounts are expected to be realized or settled.







Note A: Summary of Significant Accounting Policies (continued)

Goodwill
On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of the net income generated by the related subsidiaries to determine that no impairment has occurred. Goodwill is amortized over 20, 10 and 7 years using the straight-line method. The accumulated amortization of goodwill is approximately $15,796,000 and $9,775,000 at of January 2, 1998, and December 27, 1996, respectively.

Revenue Recognition
The Company recognizes revenue at the date of shipment.

Stock Options
Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company continues to apply Accounting Principles Board ("APB") Opinion 25 and its related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan grants. (See Note F.)

Earnings Per Share
In accordance with SFAS No. 128, earnings per share are based both on the weighted-average number of shares and such weighted-average shares adjusted for assumed conversions of stock options. (See Note M.) On April 25, 1995, and October 24, 1996, the Company declared 2-for-1 stock splits, payable in the form of a 100 percent stock dividend. All references to the number of common shares and per-share amounts have been retroactively restated to give effect to the stock dividends and SFAS No. 128 accounting treatment.

Foreign Currency Translation
The financial statements of the Company's subsidiaries are generally measured using the local currency as the functional currency. Accordingly, the effect of translating a subsidiary's stockholders' equity into U.S. dollars is recorded as a cumulative translation adjustment in the Consolidated Balance Sheets.

Foreign Exchange
Foreign currency transaction gains and losses resulting from changes in exchange rates are recognized in "Other Income (Expense)." Net gains (losses) of $1,933,000, ($273,000) and ($302,000) were recorded in 1997,
1996 and 1995, respectively.

Fiscal Year
The Company operates on a 52-53 week fiscal year.  The year ended
January 2, 1998, contained 53 weeks, while all other years presented contain 52 weeks. The financial statement effect is not significant.











Note B: New Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 simplifies the standards for computing earnings per share and is effective for financial statements both interim and annual periods ending after December 15, 1997. The Company has adopted SFAS No. 128 and has restated all prior periods presented to conform with the requirements of SFAS No. 128. (See Note M.)

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company is in the process of evaluating the specific reporting requirements of SFAS No. 130; however, it believes the adoption of SFAS No. 130 will have no impact on the Company's consolidated results of operations, financial position, or cash flows.

In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company has evaluated the disclosure requirements of SFAS No. 131 and believes that its adoption will have no material impact on its future disclosure requirements.

In October 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 provides guidance on the amounts and timing of software revenue recognition. SOP 97-2 is effective for transactions occurring in fiscal years beginning after December 15, 1997. The Company has evaluated the requirements of SOP 97-2 and believes that it will have no material impact on the Company's reported consolidated results of operations, financial position, or cash flows.



















Note C: Investments

Available-for-sale marketable securities are accounted for at market prices with the unrealized gain or loss net of deferred income taxes shown as a separate component of stockholders' equity. At January 2, 1998, and December 27, 1996, they consisted of the following:

                                      Amortized   Unrealized   Market
(In Thousands)                           Cost    Gain (Loss)    Value
   1997                                -------     -------     -------
State and municipal securities           $36,863        $363    $37,226
Preferred and common stocks               21,257     158,727    179,984
U.S. government and agency
  debt obligations                        29,611         424     30,035
Corporate debt obligations                24,271         268     24,539
Foreign government debt obligations      106,031         169    106,200
                                         -------     -------    -------
                                        $218,033    $159,951   $377,984
                                         =======     =======    =======

                                      Amortized   Unrealized   Market
                                         Cost    Gain (Loss)    Value
                                       -------     -------     -------
   1996
State and municipal securities            $7,345        ($25)    $7,320
Preferred and common stocks               18,907      41,797     60,704
U.S. government and agency
  debt obligations                        29,582         127     29,709
Corporate debt obligations                 6,633        (253)     6,380
Foreign government debt obligations       32,389         (81)    32,308
                                         -------     -------    -------
                                         $94,856     $41,565   $136,421
                                         =======     =======    =======

The Company has an investment in a company that had an initial public offering (IPO) during 1996 and a secondary offering in 1997. During
1996, the Company marked this investment to market subject to the constraints of the security sale limitations of the IPO. Under these constraints, only those shares that could be traded within the next year were included in "Investment in Marketable Securities" while the remaining shares were included in "Other Assets" at their historical cost. During 1997, as a result of the secondary offering, the Company reclassified the remaining shares to "Investment in Marketable Securities" and marked the entire investment to market.

During 1997, the Company contributed $8,500,000 in the form of stock from the aforementioned investment to the Tellabs Foundation in satisfaction of its 1996 commitment.










Note D: Financial Instruments

The Company conducts business on a global basis in several major international currencies. Foreign currency risk is managed through the use of forward exchange contracts to hedge nonfunctional currency receivables and payables that are expected to be settled in less than one year. The Company does not enter into forward exchange contracts for trading purposes.

The foreign currency forward exchange contracts are primarily used to manage exposure to changes in the Finnish markka and Irish punt exchange rates. Gains and losses on the contracts are accounted for under the accrual method with market value gains and losses on the contracts being recognized and combined with offsetting foreign exchange gains and losses on the net foreign accounts receivable and payable. Net losses on forward exchange contracts were $3,794,000, $1,971,000 and $214,000 for 1997, 1996 and 1995, respectively.

The table below presents a summary of the notional and fair values of forward contracts by currency at January 2, 1998. The notional amounts are the U.S. dollar values of the agreed-upon amounts in each foreign currency that will be delivered to a third party on the agreed-upon date.

                                                   Notional     Fair
(In Thousands)                                      Amount      Value

Forward contracts at January 2, 1998:

    Related forward contracts to sell
     foreign currencies for Finnish markka           $55,809    $55,504

    Related forward contracts to sell
     foreign currencies for Irish punts                9,033      9,052
                                                     -------    -------
          Total                                      $64,842    $64,556
                                                     =======    =======



Note E:  Long-Term Debt

The long-term debt of $2,850,000 comprises industrial revenue bonds that were issued on December 20, 1991, with the principal payable in October 2014. Interest is payable quarterly based on a variable interest rate set weekly based on market conditions for similar instruments. The effective rates for 1997, 1996 and 1995 were 3.71 percent, 3.51 percent and 3.94 percent, respectively. The debt is unsecured. The provisions of the loan agreement contain restrictive covenants, including a minimum net worth and debt-to-equity ratio.











Note F: Stock Options

At January 2, 1998, the Company had seven stock-based compensation plans, which are described below. The Company applies APB Opinion 25 and its related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan grants. Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                      Year Ended Year Ended  Year Ended
(In Thousands, Except Per-Share Data)  01/02/98    12/27/96   12/29/95
                                       --------    -------     -------
Net Earnings              As reported   $263,689    $117,965   $115,606
                          Pro forma     $250,506    $110,990   $114,233

Earnings per share        As reported      $1.46       $0.66      $0.66
                          Pro forma        $1.38       $0.62      $0.65

Earnings per share,       As reported      $1.42       $0.64      $0.63
   assuming dilution      Pro forma        $1.35       $0.61      $0.62



The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of zero percent for each year; expected volatility of 52.1 percent,
51.2 percent and 52.4 percent; risk-free interest rates of 5.47 percent to 6.92 percent; 5.26 percent to 6.65 percent and 5.25 to 7.88 percent; and expected lives of 2.81 years to 5.81 years; 2.53 years to 5.53 years and 2.6 years to 5.6 years.

These pro forma amounts may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

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

The Company's 1989 Stock Option Plan provides for 12,000,000 shares of common stock to be reserved for options under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 12,000,000 shares and up to 12,000,000 stock appreciation rights (SARs). The SARs may be granted in conjunction with, or independently of, the options under the plan. The plan provides that the option price and the SAR price shall be the market value of the Company's shares as of the date of grant. At January 2, 1998, 1,524,000 SARs with grant prices ranging from $0.75 to $1.08 and 5-year terms and 794,870 SARs with grant prices of $1.52 to $50.50 and 10-year terms had been granted. At that date, a total of 2,124,000 SARs had been exercised and 15,800 had been cancelled, leaving 179,070 outstanding.

The Company's 1991 Stock Option Plan provides for 6,000,000 shares of common stock to be reserved for options under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 6,000,000 shares. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant.

The Company's 1994 Stock Option Plan provides for 8,000,000 shares of common stock to be reserved for options under the plan. The plan allows grants to employees of incentive or non-qualified options. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant.

In July 1996, the Company began a Global Option Program (the Program) under which all full-time employees below the director level as of July 8, 1996, were granted non-qualified options or SARs to purchase 400 shares plus 20 shares for each year of service. The grants were dated July 22, 1996, with a price of $28.63. The options were granted from the 1994 Plan and the SARs from the 1989 Plan. In 1997, the Company continued the Program by granting 200 non-qualified options or SARs to all full-time employees below director level hired from July 9, 1996, through October 24, 1997.
All such grants were dated October 24, 1997, with a price of $50.50. On an ongoing basis, the Program allows that any employee below director level hired after October 24, 1997, will receive a grant of 200 non-qualified options or SARs dated the last trading day of the fiscal quarter in which the employee is hired.


Note F: Stock Options (continued)

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

A summary of the status of the Company's seven option plans as of January 2, 1998, December 27, 1996 and December 29, 1995, and changes during the years ending on these dates is presented below:

                                               1997                   1996                 1995

                                                   Weighted              Weighted             Weighted
                                                   Average                Average              Average
                                                   Exercise              Exercise             Exercise
                                          Shares    Price        Shares    Price       Shares   Price
                                         -------   ---------    -------  ---------    ------- ---------
Outstanding -
  beginning of year                   11,285,747      $11.59 10,331,146      $4.53 12,745,348    $3.04

    Granted                            1,846,295       49.43  3,266,420      28.61    889,000    16.94
    Exercised                         (1,949,028)       5.41 (2,053,399)      3.18 (3,013,066)    1.92
    Forfeited                           (279,520)      21.09   (258,420)     11.19   (290,136)    4.82

Outstanding -                         ----------             ----------            ----------
  end of year                         10,903,494      $18.86 11,285,747     $11.59 10,331,146    $4.53
                                      ==========             ==========            ==========

Exercisable at end of year             5,958,723              5,878,597             5,719,896
Available for grant                    2,511,661              4,078,436             7,086,436

Weighted-average fair
  value of options
  granted during the year                 $23.71                 $13.22                 $7.84

Options Outstanding and Exercisable as of January 2, 1998, by Price Range:

                                     Outstanding                   Exercisable
                          ---------------------------------      ------------------
                                      Wtd. Avg.
                                      Remaining   Wtd. Avg.              Wtd. Avg.
Range of                             Contractual  Exercise               Exercise
Exercise Prices:              Shares     Life     Price          Shares  Price

  $0.77 -  $1.53           2,730,709        3.50       $1.34  2,730,709      $1.34
  $1.54 -  $6.59           2,670,250        6.03       $5.78  2,155,450      $5.58
  $7.44 - $27.63             836,900        6.99      $17.30    404,234     $17.32
 $28.63 - $28.63           2,772,040        8.42      $28.63    641,830     $28.63
 $32.63 - $60.88           1,893,595        9.51      $48.96     26,500     $39.07
                          -----------                         ---------
  $0.77 - $60.88          10,903,494        6.68      $18.86  5,958,723      $7.07
                          ===========                         =========

Note E: Employee Benefit and Retirement Plans

The Company maintains a defined contribution 401(k) retirement plan for the benefit of eligible employees. Under the plan, a participant may elect to defer a portion of annual compensation. Matching contributions equal to the first 3 percent of annual compensation were made by the Company for all eligible participants. The Company may contribute additional amounts at the discretion of the Board of Directors. Company contributions to the plan were $8,097,000, $6,035,000 and $4,707,000 in 1997, 1996 and 1995,
respectively. Contributions to the plan are immediately vested in plan participants' accounts.

The Company maintains a deferred compensation plan that permits officers and certain management employees to defer portions of their compensation. Unless the plan is amended by the Company, the deferred amounts earn an annual interest rate of 12 percent during the term of the plan. The liabilities for the deferred salaries plus interest are included in "Other Long-Term Liabilities."

The Company maintains money purchase and profit sharing plans for the benefit of eligible employees. Under the plans, the Company contributed 5 percent of eligible annual compensation for each eligible participant in 1997 and 4 percent in 1996 and 1995. No part of the contribution is vested until after a service period of five years, at which time the participant is fully vested. Company contributions to the plan were $6,159,000, $4,056,000 and $3,451,000 for 1997, 1996 and 1995,
respectively.

The Company has a program to award shares of the Company's common stock to employees in recognition of their past service. Each full-time employee who has worked for a continuous 5-, 15- or 20-year period is awarded 10, 25 or 50 shares, respectively. When an employee stock award is granted, compensation expense is charged for the fair market value of the shares issued.

The Company has a number of employee retention programs under which certain employees, primarily as a result of the Company's acquisitions, are entitled to a specific number of shares of the Company's stock over a two-year vesting period.



















Note H: Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 1997 and 1996 is as follows:

(In Thousands, Except Per-Share Data)

                               First      Second       Third     Fourth
                             Quarter     Quarter     Quarter    Quarter      Total
                             -------     -------     -------    -------    -------
1997
Net sales                   $247,123    $292,701    $309,408   $354,314 $1,203,546
Gross profit                 151,703     181,256     193,579    231,465    758,003
Net earnings                  63,087      58,761      64,306     77,535    263,689
Earnings per share             $0.35       $0.33       $0.35      $0.43      $1.46
Earnings per share,
   assuming dilution           $0.34       $0.32       $0.34      $0.42      $1.42

                               First      Second       Third     Fourth
                             Quarter     Quarter     Quarter    Quarter      Total
                             -------     -------     -------    -------    -------
1996
Net sales                   $172,256    $189,473    $234,340   $272,906   $868,975
Gross profit                  97,774     112,315     139,529    169,625    519,243
Net earnings (loss)           31,127     (18,678)     46,117     59,399    117,965
Earnings (loss) per share      $0.18      ($0.10)      $0.26      $0.33      $0.66 *
Earnings (loss) per share,
   assuming dilution           $0.17      ($0.10)      $0.25      $0.32      $0.64


  Earnings per share have been recalculated to comply with SFAS No. 128.

* The earnings-per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings-per-share amounts do not necessarily equal the earnings per share for the year.






















Note I: Income Taxes
(In Thousands)                        Year Ended  Year Ended Year Ended
                                        01/02/98    12/27/96   12/29/95
Components of the Company's             --------    --------   --------
earnings before income taxes are as follows:

Domestic source                         $230,088     $70,835    $97,372
Foreign source                           169,441     104,447     65,453
                                         -------     -------    -------
Total                                   $399,529    $175,282   $162,825
                                         =======     =======    =======

The provisions for income tax expense (benefit) consists of the following:

Current:
  Federal                                $79,516     $47,371    $24,111
  State                                   15,467       9,751      2,220
  Foreign                                 44,117      23,681     11,674
                                          ------      ------     ------
                                         139,100      80,803     38,005
Deferred:
  Federal                                 (3,622)    (23,615)     7,435
  State and Foreign                          362         129      1,779
                                          ------      ------     ------
                                          (3,260)    (23,486)     9,214
                                          ------      ------     ------
Total                                   $135,840     $57,317    $47,219
                                          ======      ======     ======

Deferred tax assets (liabilities) for 1997
 and 1996 consist of the following:
                                                      Ending     Ending
(In Thousands)                                       Balance    Balance
                                                    01/02/98   12/27/96
Deferred tax assets                                 --------   --------
  Inventory reserves                                  $5,456     $3,050
  Deferred employee benefit expenses                   5,264      4,294
  Deferred compensation plan                           3,547      2,563
  Accrued liabilities                                  3,452      3,135
  NOL and research and development
    credit carryforwards                              21,100     21,604
  Other                                                1,291        476
                                                      ------     ------
  Gross deferred tax assets                           40,110     35,122

Deferred tax liabilities
  Unrealized gain on marketable securities           (63,914)   (20,016)
  Depreciation                                       (14,588)   (13,912)
  Amortizable intangibles                             (4,026)    (4,290)
  Other                                               (1,260)      (594)
                                                      ------     ------
  Gross deferred tax liabilities                     (83,788)   (38,812)
                                                      ------     ------
  Valuation allowance                                (13,300)   (13,300)
                                                      ------     ------
Net Deferred Tax Liability                          ($56,978)  ($16,990)
                                                      ======     ======


 Note I: Income Taxes (continued)

                                                  Year Ended Year Ended Year Ended
                                                    01/02/98   12/27/96   12/29/95
(In Percentages)                                   ---------  ---------  ---------

Federal income taxes at the statutory rate are reconciled with the Company's income tax provision as follows:

 Statutory U.S. income tax rate                         35.0%      35.0%      35.0%
 Foreign income taxes                                   (2.4)      (4.6)      (5.1)
 Research and development credit                        (0.9)      (1.2)      (0.6)
 Tax benefits associated with merger of
   Finland subsidiaries                                 (0.7)      (2.0)      (1.7)
 Benefit attributable to foreign
  sales corporation                                     (0.1)      (0.3)      (0.3)
 State income tax, net of federal benefits               2.5        3.6        1.0
 Charitable contribution                                  --       (1.7)        --
 Acquired in-process research and
   development charge                                     --        3.2         --
 Other - net                                             0.6        0.7        0.7
                                                        ----       ----       ----
Effective Income Tax Rate                               34.0%      32.7%      29.0%
                                                        ====       ====       ====


Deferred income taxes increased to $56,978,000 at January 2, 1998, from $16,990,000 at December 27, 1996. The increase of the deferred tax balance is attributable to deferred taxes provided on the mark-to-market adjustment in investments in accordance with SFAS No. 115, partially offset by a decrease attributable to inventory reserves.

The Company recorded deferred tax assets for research and development credits and net operating loss carryforwards associated with the 1996 acquisition of the Tellabs Wireless Systems Division in the amount of approximately $21,100,000. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company has established a valuation allowance of $13,300,000 associated with the net operating losses and research and credit carryforwards of the acquisition. The net operating loss carryforwards and research and development credits will expire at various dates through the year 2010. When utilized, these carryforwards would be recognized as a reduction of goodwill.

Deferred U.S. income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be permanently invested in those operations. The cumulative earnings of foreign subsidiaries were approximately $286,986,000 at January 2, 1998. The amount of unrecognized deferred tax liability for undistributed cumulative earnings of foreign subsidiaries at January 2, 1998, was approximately $41,704,000.






Note J: Commitments

The Company and its Subsidiaries have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancellable and expire on various dates through 2002.

As of January 2, 1998, future minimum lease commitments under non-cancellable operating leases are as follows:

          (In Thousands)
          1998                                        $8,825
          1999                                         7,032
          2000                                         4,498
          2001                                         2,282
          2002                                           542
          2003 and thereafter                            ---
                                                      ------
          Total Minimum Lease Payments               $23,179
                                                      ======
Rental expense for the years ended January 2, 1998, December 27, 1996, and December 29, 1995, was approximately $8,146,000, $5,734,000 and $3,420,000, respectively.



































Note K: Business Segment and Geographical Information

The Company operates in one business segment. Products include voice and data communication and networking equipment used in public and private communications networks worldwide.

The Company operates in two principal geographic areas: North America and
Europe.  A summary of the Company's operations by area is presented below.
                                                 Adjustments
(In Thousands)                 North                 and     Consolidated
                             America      Europe Eliminations     Total
                             -------     -------     -------    -------
     1997
Net Sales
 Unaffiliated customers     $842,095    $361,451         --- $1,203,546
 Intergeographic              13,825      11,619    ($25,444)       ---
                             -------     -------     -------    -------
Total                       $855,920    $373,070    ($25,444)$1,203,546

Operating Profit            $192,242    $171,222         ---   $363,464
Identifiable Assets         $804,049    $379,330         --- $1,183,379

     1996
Net Sales
 Unaffiliated customers     $628,679    $240,296         ---   $868,975
 Intergeographic               2,641       8,504    ($11,145)       ---
                             -------     -------     -------    -------
Total                       $631,320    $248,800    ($11,145)  $868,975

Operating Profit             $67,008    $101,935         ---   $168,943
Identifiable Assets         $491,298    $252,525         ---   $743,823

     1995
Net Sales
 Unaffiliated customers     $457,161    $178,068         ---   $635,229
 Intergeographic               2,751       7,156     ($9,907)       ---
                             -------     -------     -------    -------
Total                       $459,912    $185,224     ($9,907)  $635,229

Operating Profit             $87,573     $69,080         ---   $156,653
Identifiable Assets         $371,729    $180,322         ---   $552,051

Operating profit is net sales less all related costs of sales, marketing, research and development, general and administrative and goodwill amortization, excluding interest and taxes and the write-off of acquired research and development. Identifiable assets are those assets considered as necessary for the ongoing activities and operations of each geographic area.

Intergeographic sales are accounted for as sales and as cost of sales between the domestic parent and its subsidiaries. The sales price or cost is dependent upon the product, consists of a discount from list price and is sufficient to recover cost plus an appropriate markup for profit.

North American operating revenues include export sales to unaffiliated customers of approximately $21,935,000, $23,722,000 and $33,105,000 in
1997, 1996 and 1995, respectively.

Note L: Business Acquisitions

In April 1996, the Company acquired all of the outstanding shares of Steinbrecher Corporation (the Tellabs Wireless Systems Division) for approximately $77,000,000, financed with bank loans and cash. This acquisition has been accounted for through the use of the purchase method of accounting, and, accordingly, the accompanying financial statements include the results of its operations since the acquisition date. Goodwill of approximately $6,865,000 arising from this acquisition is being amortized over 10 years.

The following table summarizes on an unaudited pro forma basis the combined results of operations of the Company as though the above acquisition were made at December 31, 1994. The pro forma amounts give effect to appropriate adjustments to amortize goodwill, intangible assets and acquisition costs and to reflect the reduction of interest income resulting from the use of cash for the acquisition, the increase in interest expense on the acquired bank debt, and the corresponding income tax effects. In accordance with the Company's practice, in-process research and development as well as its deferred income tax effects (a net amount of approximately $54 million) were written off in the 1996 Consolidated Statement of Earnings and are reflected in the 1995 pro forma results presented below.



                                                  Year Ended Year Ended
(In Thousands, Except Per-Share Data)              12/27/96   12/29/95

Net Sales                                           $869,171   $644,730

Net Earnings                                        $165,713    $51,703

Earnings per common share                              $0.93      $0.29

Earnings per common share, assuming dilution           $0.91      $0.28


The pro forma financial information presented above does not purport to be indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of the period presented or of future results of operations of the combined businesses.

In June 1996, the Company through the Tellabs Transport Group acquired TRANSYS Network's SONET product line for approximately $17,000,000 in cash. This acquisition has been accounted for through the use of the purchase method of accounting, and, accordingly, the accompanying financial statements include the results of its operations since the acquisition date. Goodwill in the amount of $15,799,000 resulting from this acquisition is being amortized over 10 years. This acquisition did not have a material impact on the Company's financial results.

In 1997, the Company made two acquisitions for approximately $8,500,000 in cash. These acquisitions have been accounted for through the use of the purchase method of accounting, and, accordingly, the accompanying financial statements include the results of their operations since the respective acquisition dates. Goodwill of approximately $8,000,000 arising from these acquisitions is being amortized over 7 years. These acquisitions did not have a material impact on the Company's financial results.

Note M: Earnings Per Share

(In Thousands, Except Per-Share Data)
The following table sets forth the computation of earnings per share:
                                                     1997       1996       1995

Numerator:
  Net Income                                        $263,689   $117,965   $115,606

Denominator:
  Denominator for basic earnings
  per share - weighted average shares                180,925    178,509    176,388

  Effect of diluted securities:
   Employee stock options and awards                   5,296      4,521      6,867
                                                    --------   --------   --------
  Denominator for diluted earnings
  per share - adjusted weighted-average
  shares and assumed conversions                     186,221    183,030    183,255

  Earnings per share                                   $1.46      $0.66      $0.66

  Earnings per share, assuming dilution                $1.42      $0.64      $0.63


































MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations - 1997 vs. 1996

Sales during 1997 hit an all-time record high as they exceeded the $1 billion mark to reach $1,203,546,000, surpassing 1996's previous record sales of $868,975,000. The 1997 sales growth of 38.5 percent was driven by increased sales on both the domestic and international fronts. Domestic sales grew by 41.1 percent, primarily as the result of the continuing strong sales of the TITAN (a registered trademark of Tellabs Operations, Inc.) 5500 digital cross-connect system. International sales, which grew by 33.1 percent, were driven by the MartisDXX (a trademark of Tellabs Oy, a subsidiary of Tellabs, Inc.) managed access and transport system.

Digital cross-connect sales for 1997 of $692,507,000 represent an increase of $213,333,000 over those of the previous year. Sales of the Titan 5500 digital cross-connect system grew by almost 54 percent and continue to drive this product group in response to the continued demand for transport of increasing quantities of voice, data and multimedia information across telecommunications networks worldwide. The digital cross-connect group accounted for approximately 60 percent of total product sales.

The managed digital networks area exceeded last year's sales by 39 percent, reaching $321,980,000. The continued expansion of MartisDXX system sales fueled by the addition of 53 new customers in 1997, helped drive the $96,960,000 increase in sales, to reach a new annual record of $298,158,000. As was again expected, the remaining products in this group, such as the CROSSNET (a registered trademark of Tellabs Operations, Inc.) data multiplexer and 33X packet switch products, experienced decreases in their sales over those of the previous year.

Sales of network access products rebounded in 1997 to exceeded last year's sales by $16,710,000. The increase was again driven by record digital echo cancellors sales, combined this year with late-1997 sales for the CABLESPAN 2300 universal telephony distribution system. With the exception of the continued strength of echo canceller sales and the emergence of the CAPLESPAN system, this product group continues to decrease as a percent of total product sales.

Net earnings for 1997 were a record $263,689,000, up 123.5 percent from 1996 earnings of $117,965,000. The 1997 earnings included the gain on the sale of stock held as an investment in the amount of $20,803,000 ($13,855,000 after tax), while the 1996 earnings included a one-time, net-of-tax charge of $54,100,000 for acquired in-process research and development related to the acquisition of the Wireless Systems Division (see Note L). Excluding the effects of these items, net earnings for the year increased $77,769,000 primarily as the result of the record sales being only partially offset by increased operating expenses and income taxes. Diluted earnings per share were $1.42 in 1997, compared with 64 cents in 1996. (The earnings-per-share amounts for both years have been recalculated to comply with SFAS No. 128, Earnings per Share.)

Sales during the fourth quarter of 1997 were a record $354,314,000, continuing the Company's typically strong fourth-quarter sales trend. Sales of the TITAN 5500 system and MartisDXX system led the 29.8 percent sales increase over the 1996 fourth quarter. Net earnings for the quarter were $77,534,000, a 30.5 percent increase over 1996 earnings of



$59,399,000. Diluted earnings per share were 42 cents for the fourth quarter of 1997 and 32 cents for the fourth quarter of 1996. (The 1996 earnings-per-share amount has been recalculated to comply with SFAS
No. 128, Earnings per Share.)

The gross profit margin for 1997 increased again to a new record level of 63 percent versus the previous record of 59.8 percent achieved in 1996. This improvement reflects both the sales of higher-margin products, including software sales and hardware expansions, and the benefits provided by the Company's highly productive and efficient manufacturing operations. It will once again be a challenge to sustain the gross profit margin at this record-setting level.

Operating expenses increased 43.1 percent during 1997, excluding the one-time charge to earnings for the acquired in-process research and development taken in 1996. Contributing to the overall increase were the higher full-year expenses of the Tellabs Wireless Systems Division and Tellabs Transport Group; expenses of the Tellabs Optical Networking Group; the continuing worldwide research and development of products; the expansion of service and support capabilities; and the expenses incurred as part of the implementation of the Company's new globally integrated information system. As a percentage of sales, total 1997 operating expenses increased to 32.8 percent compared with 31.7 percent in 1996 (excluding the one-time charge).

Interest income increased to $12,476,000 in 1997, a 69.3 percent increase compared with $7,371,000 in 1996. This increase was primarily due to higher average cash balances throughout the year. Interest expense for 1997 of $413,000 decreased by $760,000 from 1996 expense of $1,173,000.
The expense incurred in 1996 was primarily related to the bank debt used to partially finance the Wireless Systems Division acquisition. The debt was entirely repaid by the fourth quarter of 1996.

Other income was $24,002,000 for 1997 compared with $141,000 during 1996. The majority of the increase represents the gain of $20,803,000 on the sale of the stock held as an investment. In addition, foreign exchange gains of $1,933,000 were recorded during 1997, versus losses of $273,000 during 1996. The 1997 foreign exchange gains were the result of the strengthened US dollar and Swedish krona versus the Finnish markka and the strength of the US dollar versus the Irish punt. The losses in 1996 were the result of a weakened US dollar against the Finnish markka and Irish punt.

The effective tax rate was 34.0 percent for 1997 and 32.7 percent for 1996. The increase in the effective tax rate for 1997 is primarily due to the increase in domestic taxable income and the reduction of foreign tax rate benefits. The 1997 effective rate reflects adjustments from the federal statutory rate attributable to the benefits of foreign tax rates, the merger of Finnish subsidiaries, and tax credits offset by state taxes.

Results of Operations - 1996 vs. 1995

Sales during 1996 reached a then all-time high as they climbed to $868,975,000, surpassing 1995's previous record sales of $635,229,000. The 1996 sales growth of 36.8 percent was driven by increased sales on both the domestic and international fronts. Domestic sales grew by 46 percent, primarily as the result of the continuing strong sales of the TITAN 5500 digital cross-connect system. International sales, which grew by 21 percent, were driven by the MartisDXX managed access and transport system.


Digital cross-connect sales for 1996 of $479,174,000 represented an increase of $179,041,000 over those of the previous year. Sales of the Titan 5500 digital cross-connect system grew by 69 percent and continue to drive this product group primarily through higher sales to existing local exchange customers and the addition of a new major interexchange carrier customer. These service providers seek to enhance their competitive advantage by providing more robust networks to meet the needs of business customers, the increasing demands of Internet traffic, and the desire for enhanced data and video services. The digital cross-connect group accounted for approximately 57 percent of total product sales as it continues to lead all product groups.

The managed digital networks area exceeded 1995 sales by almost 33 percent, reaching $231,602,000. The continued expansion of MartisDXX system sales outside the Scandinavian market in response to growth in infrastructure helped drive its $70,979,000 increase in sales during 1996, reaching a then-annual record of $201,198,000. As was expected, the remaining products in this group, such as the CROSSNET data multiplexer and 33X packet switch products, experienced decreases in their sales over those of the previous year.

Sales of network access products, which include analog voice-frequency products, digital echo cancellers and digital transcoders, fell short of the previous year's sales for the first time since 1991, although sales of digital echo cancellors reached a then-all-time high. This product group continued to decrease as a percent of total product sales as the Company concentrated its efforts on providing larger value-added system solutions to its customers.

Net earnings for 1996 were a then-record $117,965,000, up 2.0 percent from 1995 earnings of $115,606,000. This slight increase in earnings was the net effect of the significant increase in sales during 1996 being offset by the one-time, net-of-tax charge of $54,100,000 for acquired in-process research and development related to the acquisition of the Wireless
Systems Division (see Note L) and increased operating expenses and income taxes. Diluted earnings per share were 64 cents in 1996, compared with 63 cents in 1995. (The earnings-per-share amounts for both years are adjusted to reflect the effect of the 2-for-1 stock splits that occurred in November 1996 and May 1995 and the restatement of earnings-per-share amounts to comply with SFAS No. 128.)

Sales during the fourth quarter of 1996 were a then-record $272,906,000, consistent with the Company's typically strong fourth-quarter sales pattern. Sales of the TITAN 5500 system and MartisDXX system led the 50.5 percent sales increase over the 1995 fourth quarter. Net earnings for the quarter were $59,399,000, a 55.9 percent increase over 1995 earnings of $38,106,000. Diluted earnings per share were 32 cents for the fourth quarter of 1996 and 21 cents for the fourth quarter of 1995. (The earnings-per-share amounts for both years are adjusted to reflect the 2-for-1 stock splits that occurred in November 1996 and May 1995 and compliance with SFAS No. 128.)

The gross profit margin for 1996 improved again to a then-record level of
59.8 percent versus the previous record 57.3 percent achieved in 1995.
This improvement reflected both the sales of higher-margin products, including software sales and hardware expansions, and the benefits provided by the Company's highly productive and efficient manufacturing operations.



Excluding the one-time charge to earnings for the acquired in-process research and development, operating expenses increased 33 percent during 1996. New items such as the expenses of the Tellabs Wireless Systems Division and the Tellabs Transport Group and the cost of the enterprise-wide business system conversion were included in 1996 operating expenses. Headcount and related expenses grew to support and service international and domestic products while additional expenses related to employee compensation programs were incurred. As a percentage of sales, total 1996 operating expenses (excluding the one-time charge) decreased to
31.7 percent as compared to 32.6 percent in 1995 while each expense category as a percentage of sales decreased from the prior year as had occurred since 1993.

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

The effective tax rate was approximately 32.7 percent for 1996 and 29 percent for 1995. The increase in the effective tax rate for 1996 was primarily due to the tax effects of the in-process research and development one-time charge taken in conjunction with the Wireless Systems Division acquisition and to the increase in domestic taxable income being partially offset by the tax benefits received as a result of the $8,500,000 charitable contribution made to the Tellabs Foundation. The 1996 effective rate reflected adjustments from the federal statutory rate attributable to the benefits of foreign tax rates, the merger of Finnish subsidiaries, the charitable contribution, and tax credits offset by state taxes and the one-time charge.

Liquidity

The Company has never paid a cash dividend, and current policy is to retain earnings to provide funds for the operation and expansion of the business. The Company does not anticipate paying cash dividends in the foreseeable future.

Net working capital at January 2, 1998, was $637,114,000 compared with working capital of $343,840,000 at December 27, 1996. The Company's current ratio at January 2, 1998 was 3.8 to 1. The increase in net working capital is primarily the result of the increase in the Company's marketable securities balance as a result of the mark-to-market adjustment for a single investment of approximately $121,400,000, combined with the Company's record earnings. Management believes this level of working capital will be adequate to meet the Company's liquidity needs related to normal operations both currently and in the foreseeable future. Sufficient resources exist to support the Company's growth either through currently available cash, through cash generated from future operations, or through additional short-term or long-term financing.

Operating activities provided the Company with a significant amount of cash due to net earnings of $263,689,000. Net trade accounts receivable increased by $116,156,000 to a year-end balance of $284,084,000, due primarily to the record-level sales volume in the fourth quarter of 1997. Total inventory levels increased by $11,095,000 from 1996 levels due to 1998 sales forecast requirements while inventory turnover ratio increased to 5.3 times from 4.8 times in 1996.

Deferred income taxes increased from the 1996 balance by $40,368,000, primarily as a result of the Company's increased liability related to the unrealized gains on marketable securities as of year end.

The Company's holdings in marketable securities increased by $241,565,000. Approximately $121,400,000 is due to the mark-to-market adjustment of an investment in a single company. The Company also invested approximately $84,717,000 during 1997 in property, plant and equipment (exclusive of acquisitions) as additions were made primarily to increase manufacturing capacity and expand research and development efforts worldwide.

Finally, an additional $34,758,000 was provided to the Company through the exercise of stock options, and the related tax benefit, under the Company's stock option plans.

OUTLOOK

Driven by continuing sales growth in both the international and domestic markets, sales for 1998 are expected to reach $1.5 billion. Domestic growth continues to be dependent upon the continued strength of TITAN 5500 system sales, while international growth will be primarily driven by sales of the MartisDXX system. At January 2, 1998, backlog decreased to approximately $109,000,000 from $118,000,000 at the end of the prior year. All of the 1997 backlog is expected to be shipped in 1998. The Company considers backlog to be an indicator, but not the sole predictor, of future sales.

During 1998, the Company will continue to focus on providing the resources to support revenue growth in the most cost-effective method possible. To that end, total operating expenses for 1998 are expected to average approximately 29 percent of planned revenues. Research and development expenses are expected to fall within the 12 percent to 13 percent range, down slightly from the 1997 percent of sales. Marketing and general and administrative expenses are expected to decrease by almost 3 percent to approximately 16 percent of sales. Management believes these levels will adequate to support the sales and product growth slated for 1998 and beyond as the Company continues to invest in its future.

The 1998 capital expenditure plan totals approximately $100,000,000. It is anticipated that 1998 working capital requirements and capital expenditures will be met with funds currently on hand and funds generated by future earnings. Earnings for 1998 are currently expected to be taxed at 34 percent.

The Company believes that the formation of business relationships with compatible organizations is important to future growth in that it allows the Company the opportunity to share in the development of new markets, products and technologies. It is for this reason that the Company will continue to pursue the establishment of such relationships.





In furtherance of this philosophy, on February 16, 1998, the Company and Coherent Communications Systems Corporation ("Coherent") announced a merger agreement under which Coherent will become a subsidiary of the Company. Under the terms of the agreement, all outstanding shares of Coherent stock will be exchanged at a rate of 0.72 shares of the Company's common stock for each share of Coherent common stock. Based on the closing price of the Company's common stock on February 13, 1998, the transaction is valued at approximately $670 million. The transaction is expected to be accounted for as a pooling-of-interests and to qualify as a tax-free reorganization. Closing of the transaction is subject to various conditions, including approval by appropriate governmental agencies and Coherent stockholders.
If the merger occurs, future sales, expenses and results of the Company will be affected.

The Company has taken actions to understand the nature and extent of the work required to make its systems, products and infrastructure Year 2000 compliant. The Company began work several years ago to prepare its products and its financial information and other computer-based systems for the Year 2000, including replacing and updating existing legacy systems. The Company continues to evaluate the estimated costs associated with these efforts based on actual experience. While these efforts will involve additional costs, the Company believes, based on available information, that it will be able to manage its total Year 2000 transition without any material adverse effect on its business operations, products or financial prospects.

The Company cautions that except for historical information, the matters discussed or incorporated by reference in this report are forward-looking statements that involve risks and uncertainties that may affect the Company's actual results and cause results to differ materially from such forward-looking statements. Such risks and uncertainties include but are not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, research and new product development, protection of and access to intellectual property, patents and technology, ability to attract and retain highly qualified personnel, availability of components and critical manufacturing equipment, ability of vendors and third parties to respond to Year 2000 issues, facility construction and start-ups, the regulatory and trade environment, and other factors indicated from time to time in the Company's filings with the Securities and Exchange Commission.