Form 10-K405, Exhibit 13
period 1999-01-01
TELLABS INC
filed 1999-03-30
CIK 317771

EXHIBIT 13

Five-Year Summary of Selected Financial Data
(In Thousands, Except Per-Share Data)
                                                     1998        1997       1996       1995      1994
                                                     ----        ----       ----       ----      ----
Net sales                                         $1,660,102  $1,203,546   $868,975   $635,229 $494,153

Gross profit                                      $1,081,238    $758,003   $519,243   $363,835 $270,003

Earnings before income taxes                        $590,115    $399,529   $175,282   $162,825  $97,824

Net earnings                                        $398,328    $263,689   $117,965   $115,606  $72,389

Earnings per share                                     $2.13       $1.46      $0.66      $0.66    $0.42

Earnings per share, assuming dilution                  $2.07       $1.42      $0.64      $0.63    $0.40

Stockholders' equity                              $1,376,597    $933,109   $591,276   $433,233 $292,790

Total assets                                      $1,627,591  $1,183,379   $743,823   $552,051 $390,067

Net working capital                               $1,034,564    $637,114   $343,840   $267,806 $138,317

Long-term debt                                        $2,850      $2,850     $2,850     $2,850   $2,850

No cash dividends per common share were paid. Per-share amounts are restated to reflect stock splits in 1996, 1995 and 1994.

Common Stock Market Data

                                1998                               1997
                           High         Low                   High         Low

First Quarter              69 1/2     44 1/2                  46 1/8     32

Second Quarter             74 5/8     60 5/8                  58 5/8     33

Third Quarter              93 1/8     36                      65         50 1/2

Fourth Quarter             72 11/16   31 3/8                  59 13/16   42 5/8


The Company's common stock is traded over-the-counter under the symbol
TLAB. The shares are included in the NASDAQ National Market System, which reports sales prices for actual transactions. At February 15, 1999, there were approximately 4,371 stockholders of record.











MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations, 1998 vs. 1997

Sales recorded during 1998 increased 37.9 percent to $1,660,102,000 from 1997's then-record sales of $1,203,546,000. Significant sales growth during 1998 was realized worldwide. Sales within the United States grew by
40.5 percent, primarily as the result of the continued strong sales of the TITAN (a registered trademark of Tellabs Operations, Inc.) 5500/5500S digital cross-connect system. Sales outside the United States grew by
32.7 percent, driven by the MartisDXX (a trademark of Tellabs Oy) managed access and transport system and digital echo cancellers.

Digital cross-connect sales for 1998 totaled $949,057,000, up from 1997 sales of $692,507,000. Sales of the TITAN 5500/5500S systems continued to lead this product group, growing 38.2 percent from 1997 sales levels. The balance of this product group, consisting of the narrowband members of the TITAN family, experienced sales of approximately $96,000,000 during 1998, up 27.8 percent from 1997 sales, making it a more significant contributor to the digital cross-connect product group. The increased sales of the other members of the TITAN family were attributable to the demand from a growing base of emerging telecommunications service providers requiring such systems.

Sales of managed digital networks products during 1998 were $415,665,000, an increase of 29.1 percent from 1997 sales. MartisDXX system sales in 1998 made up 97.2 percent of the sales of this group. One significant driver in the growth of MartisDXX system sales in 1998 was a focus on sales to countries with emerging telecommunications infrastructures. In line with the Company's expectations, the more mature products in this group, such as the CROSSNET (a registered trademark of Tellabs Operations, Inc.)
data multiplexer and 33X packet switch products, continued their decline in sales over the previous year.

Sales of network access products in 1998 increased $70,276,000, to $188,213,000. The increase was mostly attributable to the addition of sales from Tellabs Virginia (formerly Coherent Communications Systems
Corporation ("Coherent"), which was acquired in the third quarter of 1998).
However, sales of network access products, excluding Tellabs Virginia sales, increased 17 percent from 1997 levels. Contributing to this increase were sales of the CABLESPAN (a registered trademark of Tellabs
Operations, Inc.) 2300 universal telephony distribution system of $23,862,000 in 1998, a 53.3 percent increase over 1997 sales levels.

During 1998, customer service revenue became a more significant source of the Company's sales than in the past. Customer service revenues resulted primarily from activities involving the installation and testing of large systems, generally the TITAN family of products. Revenues during 1998 were $74,409,000, an increase of 124 percent over 1997 revenues of $33,227,000.

Net earnings for 1998 were a record $398,328,000, up 51.1 percent from 1997 earnings of $263,689,000. The 1998 earnings included a pre-tax gain on the sale of stock held as an investment and the settlement of related hedge contracts of $73,374,000, a pre-tax charge for impaired assets at the Company's Wireless System Division of $24,793,000, and a pre-tax charge of $12,991,000 for costs related to the Coherent merger and the unsuccessful merger attempt with CIENA Corporation. Net earnings for 1997 included a pre-tax gain on the sale of stock held as an investment in the amount of $20,803,000. Excluding the effects of these items, net earnings for the year increased $124,470,000, primarily as the result of the record sales.
Diluted earnings per share were $2.07 in 1998 ($1.95 excluding the effect of the stock sale, the asset impairment charge, and the merger costs), compared with $1.42 in 1997 ($1.35 excluding the effect of the stock sale).

Fourth-quarter sales in 1998 were a record $521,333,000, an increase of
47.1 percent over the then-record sales in the fourth quarter of 1997 of $354,314,000. Sales of the TITAN 5500 system, MartisDXX system, and the addition of Tellabs Virginia sales drove the increase over sales in the fourth quarter of 1997. Net earnings for the quarter were $123,279,000, a
59.0 percent increase over 1997 earnings of $77,534,000. Diluted earnings per share were 62 cents for the fourth quarter of 1998 and 42 cents for the fourth quarter of 1997, due largely to the record sales in 1998.

The gross profit margin for 1998 improved again to a new record level of
65.1 percent versus the previous record of 63.0 percent achieved in 1997.
This improvement reflects both a product mix skewed toward higher-margin products, including customer service revenue, and increased efficiencies by the Company's manufacturing operations.

As a percentage of sales, operating expenses remained at 32.8 percent when compared with 1997, excluding the aforementioned asset impairment charge and merger costs. Overall, operating expenses in 1998 (excluding the asset impairment charge and merger costs) increased 38 percent when compared with 1997. Contributing to the overall increase were the expenses incurred for the installation of TITAN systems; the inclusion of expenses of Tellabs
Virginia; and the continued worldwide research and development of products and the expansion of service and support capabilities.

Other income was $68,901,000 in 1998, compared with $24,002,000 in 1997.
Included in the results of both 1998 and 1997 were gains on the sale of stock held as an investment. The gain in 1997 was $20,803,000, while the gain on the stock sale, along with the settlement of related hedge contracts, was $73,374,000 in 1998. Other income in 1998 also included foreign exchange losses of $4,057,000, compared with foreign exchange gains of $1,933,000 during 1997. The strength of the U.S. dollar and Swedish krona versus the Finnish markka, the strength of the U.S. dollar versus the Irish punt during 1997, and the subsequent weakening of the same currencies in 1998 caused the swing in foreign exchange income. Interest income in 1998 contributed $22,404,000 to income, a 79.6 percent increase, compared with $12,476,000 in 1997. This increase was primarily due to higher average cash balances throughout the year.

The effective tax rate was 32.5 percent for 1998 and 34.0 percent for 1997.
The decrease in the 1998 effective tax rate is primarily due to the tax benefits associated with contributions to the Tellabs Foundation, as well as the asset impairment charge at the Company's Wireless Systems Division.
The Company's 1998 and 1997 effective tax rates reflect the benefits of lower foreign tax rates as compared with the U.S. federal statutory rate.

Results of Operations,  1997 vs. 1996

Sales during 1997 hit a then all-time record high as they exceeded the $1-billion mark to reach $1,203,546,000, surpassing 1996's previous record sales of $868,975,000. The 1997 sales growth of 38.5 percent was driven by increased sales worldwide. Sales within the United States grew by 41.1 percent, primarily as the result of the continued strong sales of the TITAN 5500 digital cross-connect system. Sales outside the United States, which grew by 33.1 percent, were driven by the MartisDXX managed access and transport system.

Digital cross-connect sales for 1997 of $692,507,000 represented an increase of $213,333,000 over those of the previous year. Sales of the Titan 5500 digital cross-connect system grew by almost 54 percent and continued to drive this product group in response to the continued demand for transport of increasing quantities of voice, data and multimedia information across telecommunications networks worldwide. The digital cross-connect group accounted for approximately 60 percent of total product sales.

The managed digital networks area exceeded 1996 sales by 39 percent, reaching $321,980,000. The continued expansion of MartisDXX system sales, fueled by the addition of 53 new customers in 1997, helped drive the $96,960,000 increase in sales to reach a then-record $298,158,000. As was expected, the remaining products in this group, such as the CROSSNET data multiplexer and 33X packet switch products, experienced decreases in their sales over those of the previous year.

Sales of network access products rebounded in 1997 to exceed 1996 sales by $16,710,000. The increase was again driven by then-record digital echo canceller sales, combined with late-1997 sales for the CABLESPAN 2300 universal telephony distribution system. With the exception of the continued strength of echo canceller sales and the emergence of the CAPLESPAN system, this product group continued to decrease as a percent of total product sales.

Net earnings for 1997 were a then-record $263,689,000, up 123.5 percent from 1996 earnings of $117,965,000. The 1997 earnings included the gain on the sale of stock held as an investment in the amount of $20,803,000
($13,855,000 after tax), while the 1996 earnings included a one-time, net-of-tax charge of $54,100,000 for acquired in-process research and development related to the acquisition of the Wireless Systems Division
(see Note 3). Excluding the effects of these items, net earnings for the year increased $77,769,000, primarily as the result of the record sales being only partially offset by increased operating expenses and income taxes. Diluted earnings per share were $1.42 in 1997, compared with 64 cents in 1996.

Sales during the fourth quarter of 1997 were a then-record $354,314,000, continuing the Company's typically strong fourth-quarter sales trend.
Sales of the TITAN 5500 system and MartisDXX system led the 29.8 percent sales increase over the 1996 fourth quarter. Net earnings for the quarter were $77,534,000, a 30.5 percent increase over 1996 earnings of $59,399,000. Diluted earnings per share were 42 cents for the fourth quarter of 1997 and 32 cents for the fourth quarter of 1996.

The gross profit margin for 1997 increased again to a then-record level of 63 percent versus the previous record of 59.8 percent achieved in 1996.
This improvement reflected both the sales of higher-margin products, including software sales and hardware expansions, and the benefits provided by the Company's highly productive and efficient manufacturing operations.

Operating expenses increased 43.1 percent during 1997, excluding the one-time charge to earnings for the acquired in-process research and development. Contributing to the overall increase were the higher full-year expenses of the Tellabs Wireless Systems Division and Tellabs
Transport Group; the expenses of the Tellabs Optical Networking Group; the continuing worldwide research and development of products; the expansion of service and support capabilities; and the expenses incurred as part of the implementation of the Company's new globally integrated information system.
As a percentage of sales, total 1997 operating expenses increased to 32.8 percent as compared with 31.7 percent in 1996 (excluding the one-time charge).

Interest income increased to $12,476,000 in 1997, a 69.3 percent increase, compared with $7,371,000 in 1996. This increase was primarily due to higher average cash balances throughout the year. Interest expense for 1997 of $413,000 decreased by $760,000 from 1996 expense of $1,173,000.
The expense incurred in 1996 was primarily related to the bank debt used to partially finance the Wireless Systems Division acquisition. The debt was entirely repaid by the fourth quarter of 1996.

Other income was $24,002,000 for 1997, compared with $141,000 during 1996.
The majority of the increase represented the gain of $20,803,000 on the sale of the stock held as an investment. In addition, foreign exchange gains of $1,933,000 were recorded during 1997 versus losses of $273,000 during 1996. The 1997 foreign exchange gains were the result of the strengthened U.S. dollar and Swedish krona versus the Finnish markka and the strength of the U.S. dollar versus the Irish punt. The losses in 1996 were the result of a weakened U.S. dollar against the Finnish markka and Irish punt.

The effective tax rate was 34.0 percent for 1997 and 32.7 percent for 1996.
The increase in the effective tax rate for 1997 was primarily due to the increase in domestic taxable income and the reduction of foreign tax rate benefits. The 1997 effective rate reflected adjustments from the federal statutory rate attributable to the benefits of foreign tax rates, the merger of Finnish subsidiaries, and tax credits offset by state taxes.

Liquidity

The Company has never paid a cash dividend, and current policy is to retain earnings to provide funds for the operation and expansion of the business.
The Company does not anticipate paying cash dividends in the foreseeable future.

Net working capital at January 1, 1999, was $1,034,564,000, compared with net working capital of $637,114,000 at January 2, 1998. The Company's current ratio at January 1, 1999, was 5.7 to 1. The increase in net working capital is primarily due to the Company's record earnings.
Management believes this level of working capital will be adequate to meet the Company's liquidity needs related to normal operations both currently and in the foreseeable future. Sufficient resources exist to support the Company's growth either through currently available cash, through cash generated from future operations, or through additional short-term or long-term financing.

Cash flows from operating activities during 1998 provided the Company with approximately $209,000,000. Accounts receivable, net of allowance, at the end of 1998 increased $196,536,000 from the balance of the previous year, due primarily to high sales volume in the fourth quarter of 1998. Total inventory levels increased by $32,810,000 from 1997 but decreased as a percentage of total current assets. During the second quarter of 1998, the Company determined that the value of the assets acquired as part of the 1996 acquisition of the Company's Wireless System Division was impaired, resulting in the write-down of assets totaling $24,793,000, including goodwill and intangible assets.

The Company's holdings in marketable securities increased by $29,941,000 during 1998 despite the significant decrease in the balance of a certain investment due to the partial sale of this investment, as well as a decrease in the market value of the remaining portion of the investment.
The Company also invested approximately $75,870,000 during 1998 in property, plant and equipment (exclusive of acquisitions). These additions primarily consisted of the Company's continued expansion of manufacturing and research and development capacity worldwide.

Current liabilities decreased during 1998 to $218,127,000 from $225,820,000 at the end of 1997. Increases in accounts payable, accrued compensation, and income taxes payable were offset by a decrease in the Company's deferred income tax liability due to the partial sale and devaluation of a certain investment. Common stock outstanding increased by approximately
12,824,000 shares, primarily due to shares issued in the acquisition of Coherent.

OUTLOOK

Sales in 1999 are expected to surpass $2 billion, a year ahead of the Company's goal of "$2B by 2K." Sales growth within the United States will continue to be led by the strength of digital cross-connect system sales, while sales growth outside the United States will be driven by sales of the MartisDXX system, as well as a full year of Tellabs Virginia sales of digital echo cancellers. At January 1, 1999, backlog increased significantly to approximately $164,000,000 from $109,000,000 at the end of the prior year. All of the backlog at the end of 1998 is expected to be shipped in 1999. The Company considers backlog to be an indicator, but not the sole predictor, of future sales.

During 1999, the Company will continue to focus on providing the resources to support revenue growth in the most cost-effective method possible.
Total operating expenses for 1999 are expected to average approximately 30 percent of planned revenues. Research and development expenses are expected to be between 12 percent and 13 percent of sales. Marketing and general and administrative expenses are expected to approximate 17 percent of sales. Management believes these levels can be attained while supporting the sales and product growth slated for 1999 and beyond as the Company continues to invest in its future.

The 1999 capital expenditure plan totals approximately $125,000,000. It is anticipated that 1999 working capital requirements and capital expenditures will be met with funds currently on hand and funds generated by future earnings. Earnings for 1999 are expected to be taxed at 34 percent.

The Company believes that the formation of business relationships with compatible organizations is important to future growth in that it allows the Company the opportunity to share in the development of new markets, products and technologies. Equally as important, strategic business relationships can shorten the time it takes to bring new products and solutions to market. It is for these reasons that the Company will continue to pursue the establishment of such relationships.



YEAR 2000 READINESS

The Company continues to address its readiness for Year 2000 issues. At the end of 1998, the Company believes, based on our test plans, all products available for sale were Year 2000 compliant. The Company's information technology (IT) systems and non-IT systems were not fully compliant but are expected to be compliant by the second quarter of 1999.
Potentially non-compliant systems consist only of non-critical systems.
The extent of the impact of any non-compliance will be limited to minor personnel productivity inefficiencies caused by the need for alternative processes and procedures. Costs incurred to date and projected future costs to remedy the Company's Year 2000 issues are expected to be immaterial to the Company's financial results. In addition, the Company believes that no material Year 2000 issues exist with a third party.

Actual outcomes and results could be affected by other factors, including, but not limited to, the continued availability of skilled personnel, cost control, the ability to locate and remedy software code problems, critical suppliers and subcontractors meeting their commitments to be Year 2000 ready, and timely actions by customers. The most current information about
Year 2000 readiness for Tellabs' products is available on our web site at www.tellabs.com.

FORWARD-LOOKING STATEMENTS

Except for historical information, the matters discussed or incorporated by reference in this report are forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include but are not limited to, economic conditions; product demand and industry capacity;
competitive products and pricing; manufacturing efficiencies; research and new product development; protection of and access to intellectual property, patents and technology; ability to attract and retain highly qualified personnel; availability of components and critical manufacturing equipment;
Year 2000 readiness; facility construction and start-ups; the regulatory and trade environment; availability and terms of future acquisitions;
uncertainties relating to the synergies, charges and expenses associated with business combinations and other transactions; and other risks that may be detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company's actual future results could differ materially from those discussed here. The Company undertakes no obligation to revise or update these forward-looking statements.



















Management Statement of Financial Responsibility

The financial statements of Tellabs, Inc., and Subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of Tellabs, Inc., and Subsidiaries at January 1, 1999 and January 2, 1998, and the consolidated results of its operations for the years ended January 1, 1999, January 2, 1998, and December 27, 1996.

The Company maintains accounting systems and related internal controls which, in the opinion of management, provide reasonable assurances that transactions are executed in accordance with management's authorization, that financial statements are prepared in accordance with generally accepted accounting principles, and that assets are properly accounted for and safeguarded.

Ethical decision-making is fundamental to the Company's management philosophy. Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted to the highest standards of personal and corporate conduct. Employee awareness of these objectives is achieved through key written policy statements and training.

The Board of Directors has appointed two of its non-employee members as an Audit Committee. This committee meets periodically with management and the independent auditors, who have free access to this committee without management present, to discuss the results of their audit work and their evaluation of the internal control structure and the quality of financial reporting.

/s Michael J. Birck                  /s Peter A. Guglielmi

Michael J. Birck                     Peter A. Guglielmi
President and                        Executive Vice President,
Chief Executive Officer,             Chief Financial Officer and Treasurer,
Tellabs, Inc.                        Tellabs, Inc.
January 20, 1999                     January 20, 1999






















Report of Independent Auditors

We have audited the accompanying consolidated balance sheet of Tellabs, Inc., and Subsidiaries as of January 1, 1999, and January 2, 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Tellabs, Inc., and Subsidiaries for the year ended
December 27, 1996, were audited by other auditors whose report dated
January 15, 1997, expressed an unqualified opinion on those statements.

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

In our opinion, the 1998 and 1997 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tellabs, Inc., and Subsidiaries at January 1, 1999, and at January 2, 1998, and the consolidated results of its operations and its consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.


/s Ernst & Young LLP

Ernst & Young LLP
Chicago, Illinois
January 20, 1999



























CONSOLIDATED STATEMENTS OF EARNINGS
(In Thousands, Except Per-Share Data)
                                                     Year        Year       Year
                                                    Ended       Ended       Ended
                                                   01/01/99    01/02/98   12/27/96
                                                   --------    --------   --------
Net Sales                                         $1,660,102  $1,203,546   $868,975
Cost of sales                                        578,864     445,543    349,732
                                                     -------     -------    -------
Gross Profit                                       1,081,238     758,003    519,243

Operating expenses
  Marketing                                          251,598     156,701    112,206
  Research and development                           202,639     158,129    107,258
  Acquired in-process research and development           ---         ---     74,658
  General and administrative                          84,399      73,717     52,495
  Asset impairment                                    24,793         ---        ---
  Merger costs                                        12,991         ---        ---
  Goodwill amortization                                5,713       5,992      3,683
                                                     -------     -------    -------
                                                     582,133     394,539    350,300
                                                     -------     -------    -------
Operating Profit                                     499,105     363,464    168,943
Other income (expense)
  Interest income                                     22,404      12,476      7,371
  Interest expense                                      (295)       (413)    (1,173)
  Other                                               68,901      24,002        141
                                                     -------     -------    -------
                                                      91,010      36,065      6,339

Earnings Before Income Taxes                         590,115     399,529    175,282
Income taxes                                         191,787     135,840     57,317
                                                     -------     -------    -------
Net Earnings                                        $398,328    $263,689   $117,965
                                                     =======     =======    =======

Earnings per Share                                     $2.13       $1.46      $0.66

Earnings per Share, Assuming Dilution                  $2.07       $1.42      $0.64

Average number of common shares outstanding          187,251     180,925    178,509

Average number of common shares outstanding,
     assuming dilution                               192,215     186,221    183,030

The accompanying notes are an integral part of these statements.








CONSOLIDATED BALANCE SHEETS

(In Thousand, Except Share Amounts)
ASSETS                                             01/01/99    01/02/98
                                                  --------    --------
Current Assets

  Cash and cash equivalents                         $234,718    $109,048

  Investments in marketable securities               407,927     377,986

  Accounts receivable, net of allowance
    of $10,709 and $3,440                            480,620     284,084

  Inventories
    Raw materials                                     48,774      28,335
    Work in process                                   23,276      15,664
    Finished goods                                    50,374      45,615
                                                     -------     -------
                                                     122,424      89,614

  Other current assets                                 7,002       2,202
                                                     -------     -------
  Total Current Assets                             1,252,691     862,934

Property, Plant and Equipment

  Buildings and improvements                         129,822     108,905
  Equipment                                          275,004     220,251
                                                     -------     -------
                                                     404,826     329,156

   Less: accumulated depreciation                    159,100     128,967
                                                     -------     -------
                                                     245,726     200,189
  Land                                                 9,065       9,140
                                                     -------     -------
                                                     254,791     209,329

Goodwill, Net                                         55,559      61,453

Other Assets                                          64,550      49,663
                                                    --------    --------
Total Assets                                      $1,627,591  $1,183,379
                                                  ==========  ==========













(In Thousands, Except Share Amounts)               01/01/99    01/02/98
LIABILITIES AND STOCKHOLDERS' EQUITY               --------    --------
Current Liabilities

  Accounts payable                                   $63,083     $50,422

  Accrued liabilities
    Compensation                                      49,093      38,168
    Payroll and other taxes                           15,943       7,788
    Other                                             16,891      19,712
                                                      ------      ------
  Total accrued liabilities                           81,927      65,668

  Deferred income taxes                                  ---      50,249

  Income taxes                                        73,117      59,481
                                                      ------      ------
  Total Current Liabilities                          218,127     225,820

Long-Term Debt                                         2,850       2,850

Other Long-Term Liabilities                           18,164      14,870

Deferred Income Taxes                                 11,853       6,730

Stockholders' Equity

  Preferred stock: authorized 5,000,000 shares of
    $.01 par value; no shares issued and
    outstanding                                          ---         ---

  Common stock: authorized 500,000,000 shares of
    $.01 par value; 194,451,133 and 181,626,660
    shares issued and outstanding                      1,945       1,816

  Additional paid-in capital                         192,612     130,378

  Accumulated other comprehensive income
    Cumulative translation adjustment                 (9,207)    (27,901)
    Unrealized net gains on
     available-for-sale securities                    20,423      95,990
                                                     -------     -------
  Total accumulated other comprehensive income        11,216      68,089

  Retained earnings                                1,170,824     732,826
                                                     -------     -------
Total Stockholders' Equity                         1,376,597     933,109
                                                     -------     -------
Total Liabilities and Stockholders' Equity        $1,627,591  $1,183,379
                                                    ========    ========

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY              Accumulated
                                                  Additional Other Comp-
                                        Common     Paid-In   rehensive   Retained
(In Thousands)                          Stock      Capital   Income      Earnings      Total
                                       -------     -------     -------     -------    -------
Balance at
  December 29, 1995                         $888     $72,385      $7,890   $352,070   $433,233
Comprehensive income:
  Net earnings                               ---         ---         ---    117,965    117,965
  Other comprehensive income,
     net of tax:
   Unrealized holding gains on
    marketable securities arising
    during period (net of deferred
    income taxes of $14,384)                 ---         ---      21,551        ---     21,551
   Less: reclassification adjustment
    for gains included in net
    earnings (net of deferred income
    taxes of $32)                            ---         ---         (48)       ---        (48)
                                         -------     -------     -------    -------    -------
   Net unrealized holding gains
    on marketable securities                 ---         ---      21,503        ---     21,503
   Foreign currency
    translation adjustment                   ---         ---      (3,905)       ---     (3,905)
                                         -------     -------     -------    -------    -------
Comprehensive income                                                                   135,563
Stock options exercised                       11      22,393         ---        ---     22,404
Employee stock awards                        ---          76         ---        ---         76
Stock split                                  898         ---         ---       (898)       ---
Balance at                                ------      ------      ------    -------    -------
  December 27, 1996                        1,797      94,854      25,488    469,137    591,276
                                          ======     =======      ======   ========   ========
Comprehensive income:
  Net earnings                               ---         ---         ---    263,689    263,689
  Other comprehensive income,
     net of tax:
   Unrealized holding gains on
    marketable securities arising
    during period (net of deferred
    income taxes of $58,492)                 ---         ---      87,787        ---     87,787
   Less: reclassification adjustment
    for gains included in net
    earnings (net of deferred income
    taxes of $8,916)                         ---         ---     (13,348)       ---    (13,348)
                                         -------     -------     -------    -------    -------
   Net unrealized holding gains
    on marketable securities                 ---         ---      74,439        ---     74,439
   Foreign currency
    translation adjustment                   ---         ---     (31,838)       ---    (31,838)
                                         -------     -------     -------    -------    -------
Comprehensive income                                                                   306,290
Stock options exercised                       19      34,739         ---        ---     34,758
Stock retention programs                     ---         427         ---        ---        427
Employee stock awards                        ---         358         ---        ---        358
Balance at                                ------      ------      ------    -------    -------
  January 2, 1998                          1,816     130,378      68,089    732,826    933,109
                                          ======     =======      ======   ========   ========
Consolidated Statements of Stockholders' Equity (continued)

Comprehensive income:
  Net earnings                               ---         ---         ---    398,328    398,328
  Other comprehensive income,
     net of tax:
   Unrealized holding gains on
    marketable securities arising
    during period (net of deferred
    income taxes of $22,508)                 ---         ---     (33,566)       ---    (33,566)
   Less: reclassification adjustment
    for gains included in net
    earnings (net of deferred income
    taxes of $27,968)                        ---         ---     (42,001)       ---    (42,001)
                                         -------     -------     -------    -------    -------
   Net unrealized holding gains
    on marketable securities                 ---         ---     (75,567)       ---    (75,567)
   Foreign currency
    translation adjustment                   ---         ---      18,694        ---     18,694
                                                                                       -------
Comprehensive income                                                                   341,455
Stock options exercised                       16      47,890         ---        ---     47,906
Stock retention programs                     ---         348         ---        ---        348
Employee stock awards                        ---         414         ---        ---        414
Issuance of common stock for
  acquisitions                               113      13,582         ---        ---     13,695
Acquired retained earnings                   ---         ---         ---     39,670     39,670
Balance at                                ------      ------      ------    -------    -------
  January 1, 1999                         $1,945    $192,612     $11,216 $1,170,824 $1,376,597
                                          ======     =======      ======   ========   ========

The accompanying notes are an integral part of these statements.


























CONSOLIDATED STATEMENTS OF CASH FLOW

                                                     Year        Year       Year
                                                    Ended       Ended       Ended
(In Thousands)                                     01/01/99    01/02/98   12/27/96
                                                   --------    --------   --------
Operating Activities
  Net earnings                                      $398,328    $263,689   $117,965
  Adjustments to reconcile net earnings
   to net cash provided by operating
   activities:
    Depreciation and amortization                     56,085      46,892     32,648
    Provision for doubtful receivables                 7,572       1,494      2,157
    Deferred income taxes                              3,344      (3,260)   (23,486)
    Gain on the sale of investments                  (74,398)    (21,098)      (289)
    Asset impairment charge                           24,793         ---        ---
    Merger costs                                      12,991         ---        ---
    Acquired in-process research
     and development                                     ---         ---     74,658
    Net changes in assets and liabilities,
     net of effects from acquisitions:
      Accounts receivable                           (188,670)   (126,835)   (43,535)
      Inventories                                    (25,877)    (14,129)    (7,434)
      Other current assets                             1,289        (117)    (1,206)
      Long-term assets                               (38,975)    (24,513)   (10,272)
      Accounts payable                                 9,937      14,518      6,348
      Accrued liabilities                              7,918       7,468     14,801
      Income taxes                                    11,790      38,351     (2,221)
      Long-term liabilities                            3,018       2,836       (120)
                                                      ------      ------     ------
Net Cash Provided by Operating Activities            209,145     185,296    160,014

Investing Activities
  Acquisition of property, plant and
    equipment, net                                   (75,870)    (84,717)   (64,831)
  Payments for purchases of marketable
    securities                                      (682,458)   (315,947)  (122,679)
  Proceeds from sales and maturities of              616,119     212,274     99,931
    marketable securities
  Payments for acquisitions,
    net of cash acquired                               8,778      (7,821)   (91,732)
  Origination of loan receivable                         ---         ---     (5,822)
                                                     -------     -------    -------
Net Cash Used for Investing Activities              (133,431)   (196,211)  (185,133)












Consolidated Statements of Cash Flows (continued)
(In thousands)

Financing Activities
  Common stock sold through stock option plans*       47,906      34,759     22,480
  Proceeds from notes payable                            ---         ---     40,000
  Payments of notes payable                              ---         ---    (40,000)
                                                      ------      ------     ------
Net Cash Provided by Financing Activities             47,906      34,759     22,480

Effect of Exchange Rate Changes on Cash                2,050      (5,242)       600
Net Increase (Decrease) in Cash
  And Cash Equivalents                               125,670      18,602     (2,039)
Cash and Cash Equivalents At Beginning of Year       109,048      90,446     92,485
                                                     -------     -------    -------
Cash and Cash Equivalents At End of Year            $234,718    $109,048    $90,446
                                                     =======     =======    =======

Other Information
  Interest paid                                         $187        $326     $1,165
  Income taxes paid                                 $148,188     $78,717    $67,887

* "Common stock sold through stock option plans" contains non-cash deferred tax benefits of $32,848, $24,298, and $15,878 in 1998, 1997, and 1996, respectively.

The accompanying notes are an integral part of these statements.































Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business
Operating in one business segment, the Company and its Subsidiaries design, assemble, market and service a diverse line of electronic communications equipment used in public and private communications networks worldwide.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its Subsidiaries. All significant intercompany balances and transactions have been eliminated.

Certain reclassifications have been made in the 1996 and 1997 consolidated financial statements to conform to the 1998 presentation. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

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

Property, Plant and Equipment
Property, plant and equipment is recorded at cost. Depreciation is computed using both the declining-balance and straight-line methods. Buildings are depreciated over 25 to 40 years, improvements over 7 years, and equipment over 3 to 10 years.

Stock Options
Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company continues to apply Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan grants.







1. Summary of Significant Accounting Policies (continued)

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases at enacted tax rates when such amounts are expected to be realized or settled.

Goodwill
On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of the net earnings generated by the related assets to determine that no impairment has occurred. Goodwill is amortized over terms ranging from 7 to 20 years using the straight-line method. The accumulated amortization of goodwill is approximately $19,677,000 and $14,919,000 at January 1, 1999, and January 2, 1998, respectively.

Revenue Recognition
The Company recognizes revenue at the date of shipment or when services are performed.

Earnings Per Share
In accordance with SFAS No. 128, "Earnings per Share," earnings per share are based both on the weighted-average number of shares and the weighted-average shares adjusted for assumed conversions of stock options. (See Note 12.) On October 24, 1996, the Company declared a 2-for-1 stock split, payable in the form of a 100 percent stock dividend. All references to the number of common shares and per-share amounts have been retroactively restated to give effect to the stock dividends and SFAS No. 128 accounting treatment.

Foreign Currency Translation
The financial statements of the Company's subsidiaries are generally measured using the local currency as the functional currency. Accordingly, the effect of translating a subsidiary's stockholders' equity into U.S. dollars is recorded as a cumulative translation adjustment in the Consolidated Balance Sheets.

Foreign Exchange
Foreign currency transaction gains and losses resulting from changes in exchange rates are recognized in "Other income (expense)." Net gains (losses) of ($4,057,000), $1,933,000, and ($273,000) were recorded in
1998, 1997, and 1996, respectively.

Fiscal Year
The Company operates on a 52-53 week fiscal year.  The year ended
January 2, 1998, contains 53 weeks, while all other years presented contain 52 weeks. The financial statement effect is not significant.











2. New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. The Company has adopted SFAS No. 130 and has incorporated its requirements into this annual report.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has adopted SFAS No. 131 and has provided the disclosures needed to conform with its requirements. (See Note 9.)

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on the accounting treatment of costs related to software obtained or developed for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company has evaluated the requirements of SOP 98-1 and believes it will have no material impact on the Company's reported consolidated results of operations, financial position, or cash flows.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires all derivatives to be recorded on the balance sheet at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company is in the process of evaluating the impact of the reporting requirements of SFAS No. 133.


























3. Business Combinations

In August 1998, the Company acquired all of the outstanding shares of Coherent Communications Systems Corporation ("Coherent"), a developer, manufacturer and marketer of voice-quality enhancement products for wireless (including digital cellular and personal communications systems), satellite-based, cable communication, and wireline telecommunications systems throughout the world. The Company issued approximately 11,212,000 shares of its common stock to Coherent shareholders in exchange for all outstanding Coherent shares. The transaction has been recorded using the pooling-of-interests accounting method. The results of operations of Coherent have been included in the Company's consolidated results of operations for periods subsequent to the combination. The Company's consolidated financial statements prior to the combination have not been restated to reflect the financial results of Coherent as these results were not material to the Company. In 1998, the Company recognized a pre-tax charge of $12,991,000 for costs related to the Coherent merger and an unsuccessful merger attempt with CIENA Corporation.

In April 1996, the Company acquired all of the outstanding shares of Steinbrecher Corporation (the Tellabs Wireless Systems Division), a developer, manufacturer and marketer of wideband wireless communications systems. The Tellabs Wireless Systems Division was acquired to provide the Company entry into the wireless local loop market. This acquisition has been recorded using the purchase method of accounting, and accordingly, the accompanying financial statements include the results of its operations since the acquisition date. The allocation of the purchase price was as follows:

(In Thousands)

  Fair value of assets acquired         $103,944
  Costs in excess of fair value            6,865
  Liabilities assumed                    (33,555)
                                         -------
     Cash paid for acquisitions          $77,254
                                         =======

During 1998, the Company decided not to pursue the wireless local loop market. Accordingly, the assets of the Tellabs Wireless Systems Division were determined to be impaired. This determination resulted in a $24,793,000 write-down of these assets and the related goodwill to fair market value.

During the three years ended January 1, 1999, the Company made a number of purchase acquisitions. Pro forma results of operations have not been presented because the effects of these acquisitions were not material on either an individual or aggregated basis.













4. Investments

Available-for-sale marketable securities are accounted for at market prices with the unrealized gain or loss, net of deferred income taxes, shown as a separate component of stockholders' equity. At January 1, 1999, and January 2, 1998, they consisted of the following:

                                      Amortized   Unrealized    Market
(In Thousands)                           Cost    Gain (Loss)    Value
1998                                   -------     -------     -------
State and municipal securities           $72,174      $1,084     $73,258
Preferred and common stocks               49,312      31,324      80,636
U.S. government and agency
  debt obligations                        76,802         (21)     76,781
Corporate debt obligations                32,956        (247)     32,709
Foreign government debt obligations      143,882         661     144,543
                                         -------     -------     -------
                                        $375,126     $32,801    $407,927
                                         =======     =======     =======

                                      Amortized   Unrealized    Market
                                         Cost    Gain (Loss)    Value
1997                                   -------     -------     -------
State and municipal securities           $36,863        $363     $37,226
Preferred and common stocks               21,257     158,727     179,984
U.S. government and agency
  debt obligations                        29,611         424      30,035
Corporate debt obligations                24,271         268      24,539
Foreign government debt obligations      106,031         169     106,200
                                         -------     -------     -------
                                        $218,033    $159,951    $377,984
                                         =======     =======     =======

In 1998, the Company sold stock of a certain investment and related hedge contracts for a pre-tax gain of $73,374,000. The Company also sold stock of the same investment in 1997 for a pre-tax gain of $20,803,000.

During 1998 and 1997, the Company contributed $13,100,000 and $8,500,000, respectively, in the form of stock from a certain investment to the Tellabs
Foundation.














5. Financial Instruments

The Company conducts business on a global basis in several major currencies. Foreign currency risk is managed through the use of forward exchange contracts to hedge nonfunctional currency receivables and payables that are expected to be settled in less than one year. The Company does not enter into forward exchange contracts for trading purposes.

The foreign currency forward exchange contracts are primarily used to manage exposure to changes in the Finnish markka and Irish punt exchange rates. Gains and losses on the contracts are accounted for under the accrual method, with market value gains and losses on the contracts being recognized and combined with offsetting foreign exchange gains or losses on the net foreign accounts receivable and payable. Net losses on forward exchange contracts were $339,000, $3,794,000, and $1,971,000 for 1998,
1997, and 1996, respectively.

The table below presents a summary of the notional and fair values of forward contracts by currency at January 1, 1999. The notional amounts are the U.S. dollar values of the agreed-upon amounts in each foreign currency that will be delivered to a third party on the agreed-upon date.

                                                   Notional      Fair
(In Thousands)                                      Amount      Value
                                                   -------     -------
Forward contracts at January 1, 1999:

    Related forward contracts to sell
     foreign currencies for Finnish markka          $119,218    $120,998

    Related forward contracts to sell
     foreign currencies for Irish punts                8,336       8,325
                                                     -------     -------
          Total                                     $127,554    $129,323
                                                     =======     =======

























6. Employee Benefit and Retirement Plans

The Company maintains a defined contribution 401(k) savings plan ("401(k) plan") for the benefit of eligible employees. Under the 401(k) plan, a participant may elect to defer a portion of annual compensation. Matching contributions equal to the first 3 percent of annual compensation were made by the Company for all eligible participants. The Company's Board of Directors may authorize discretionary contributions to the 401(k) plan, for which no amounts were authorized in 1998, 1997 or 1996. Contributions to the 401(k) plan are immediately vested in plan participants' accounts. The Company maintains similar plans for the benefit of eligible employees at its subsidiaries in Finland and Ireland.

The Company maintains defined contribution retirement and profit-sharing plans for the benefit of eligible employees. Under both plans, the Company's contributions totaled 5 percent of eligible annual compensation for each eligible participant in 1998 and 1997 and 4 percent in 1996. No part of the contributions is vested until after a service period of five years, at which time the participant is fully vested. The Company's contributions to the profit sharing plan, which were 0.5 percent of eligible annual compensation in 1998 and 1997 and 0.4 percent in 1996, are maintained as part of the 401(k) plan.

Company contributions to the 401(k) savings and profit-sharing plan were $9,515,000, $8,697,000 and $6,426,000 for 1998, 1997 and 1996,
respectively. Company contributions to the retirement plan were $6,166,000, $5,559,000 and $3,665,000 for 1998, 1997 and 1996,
respectively.

The Company provides a deferred compensation plan that permits certain officers and management employees to defer portions of their compensation. Unless the plan is amended by the Company, the deferred amounts earn an annual interest rate of 12 percent during the term of the plan. The liabilities for the deferred salaries plus interest are included in "Other Long-Term Liabilities."

The Company maintains an employee stock purchase plan. Under the plan, employees elect to withhold a portion of their compensation to purchase the Company's common stock at fair market value. The Company matches 15 percent of each employee's withholdings. Compensation expense is recognized for the amount that the Company contributes to the plan through its matching of participant withholdings.

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






7. Stock Options

At January 1, 1999, the Company had nine stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and its related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan grants. Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the following chart:

                                      Year Ended Year Ended  Year Ended
(In Thousands, Except Per-Share
Data)                                    1998        1997        1996
                                       --------    -------     -------
Net Earnings              As reported   $398,328    $263,689    $117,965
                          Pro forma     $375,721    $250,506    $110,990

Earnings per              As reported      $2.13       $1.46       $0.66
common share              Pro forma        $2.01       $1.38       $0.62

Earnings per common       As reported      $2.07       $1.42       $0.64
share, assuming dilution  Pro forma        $1.95       $1.35       $0.61

These pro forma amounts may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996:

                             1998        1997        1996
                           ---------  ---------  -----------
Expected volatility             64.6%       52.1%       51.2%
Risk-free interest rate          4.9%        6.2%        6.0%
Expected life                4.3 yrs.    4.3 yrs.    4.0 yrs.
Expected dividend yield          0.0%        0.0%        0.0%

The Company's 1984 Incentive Stock Option Plan is a tax-qualified plan that provides for 4,800,000 shares of common stock to be reserved for options that may be issued under the plan. The plan also provides that the option price shall be the market value of the Company's shares as of the date of grant, except for options granted to holders of 10 percent or more of the outstanding shares, in which case the option price shall be 110 percent of the market value of the Company's shares as of the date of grant. All options under the plan have been granted.

The Company's 1986 Non-Qualified Stock Option Plan provides for 12,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant. All options under the plan have been granted.

The Company's 1987 Stock Option Plan for Non-Employee Corporate Directors provides for the non-discretionary grant of options to non-employee directors of the Company to purchase a combined maximum of 1,200,000 shares of common stock at a per-share price not less than the market value of the Company's shares on the date of grant. The plan provides that each non-employee director, on the date such person becomes a non-employee director, will be granted options to purchase 10,000 shares of common stock and, provided such person is still serving as a non-employee director, will automatically be granted options to purchase 6,000 additional shares of common stock each year thereafter on the anniversary of the last day of the month in which the initial options were granted. Options granted under the 1987 plan expire five years from the grant date.

The Company's 1989 Stock Option Plan provides for 12,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 12,000,000 shares and up to 12,000,000 stock appreciation rights ("SARs"). The SARs may be granted in conjunction with, or independently of, the options under the plan. The plan provides that the option price and the SAR price shall be the market value of the Company's shares as of the date of grant. At January 1, 1999, 1,524,000 SARs with grant prices ranging from $0.75 to $1.08 and 5-year terms and 804,520 SARs with grant prices of $1.52 to $71.50 and 10-year terms had been granted. As of that date, a total of 2,216,748 SARs had been exercised and 16,350 had been canceled, leaving 95,422 outstanding.

The Company's 1991 Stock Option Plan provides for 6,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 6,000,000 shares. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant.

The Company's 1994 Stock Option Plan provides for 8,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan allows grants to employees of incentive or non-qualified options. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant.

The Company's 1998 Stock Option Plan provides for 8,000,000 shares of common stock to be reserved for options that may be issued under the plan, allowing grants to employees of incentive or non-qualified options for up to 8,000,000 shares and up to 8,000,000 SARs. The SARs may be granted in conjunction with, or independently of, the options under the plan. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant.

The Company's 1982 and 1993 Stock Option Plans provide for 633,173 shares of common stock to be reserved for options that may be issued under the plans. The plans were acquired in 1998 through the merger with Coherent. No further awards may be made under the plans.

In July 1996, the Company began a Global Option Program ("the Program") under which all full-time employees below the director level as of July 8, 1996, were granted non-qualified options or SARs to purchase 400 shares plus 20 shares for each year of service. The grants were dated July 22, 1996, with a price of $28.63. The options were granted from the 1994 Plan and the SARs from the 1989 Plan. In 1997, the Company continued the



7. Stock Options (continued)

Program by granting 200 non-qualified options or SARs to all full-time employees below director level hired from July 9, 1996, through October 24, 1997. All such grants were dated October 24, 1997, with a price of $50.50. On an ongoing basis, the Program allows that any employee below director level hired after October 24, 1997, will receive a grant of 200 non-qualified options or SARs dated the last trading day of the fiscal quarter in which the employee is hired. In October 1998, the Company continued the Program by granting non-qualified options or SARs to purchase 200 shares to all full-time employees below the management level. The grants were dated October 8, 1998, with a price of $34.25. The options were granted from various plans and the SARs from the 1989 Plan.

Unless the option agreements provide otherwise, options or SARs granted under the 1982, 1984, 1986, 1989, 1991, 1993, 1994, and 1998 plans become exercisable on a cumulative basis at a rate of 25 percent on each of the first through fourth anniversaries of the grant date. Unless the option agreements provide otherwise, options under the 1986 plan terminate at the end of 5 years after the grant; options under the 1982 and 1993 plans terminate at the end of seven years after the grant; and options or SARs granted under the 1984, 1989, 1991, 1994 and 1998 plans terminate at the end of 10 years after the grant.

A summary of the status of the Company's option plans as of January 1, 1999, January 2, 1998, and December 27, 1996, and of changes during the years ending on these dates is presented in the following chart:

                                               1998                    1997                  1996

                                                   Weighted               Weighted             Weighted
                                                   Average                 Average              Average
                                                   Exercise               Exercise             Exercise
                                          Shares    Price         Shares    Price       Shares   Price
                                         -------   ---------     -------  ---------    ------- ---------

Outstanding - beginning of year       10,903,494      $18.86  11,285,747     $11.59 10,331,146    $4.53

    Granted                            3,415,832       35.41   1,846,295      49.43  3,266,420    28.61
    Exercised                         (1,741,439)       8.78  (1,949,028)      5.41 (2,053,399)    3.18
    Forfeited                           (351,136)      34.91    (279,520)     21.09   (258,420)   11.19

Outstanding - end of year             ----------              ----------            ----------
                                      12,226,751      $24.46  10,903,494     $18.86 11,285,747   $11.59
                                      ==========              ==========            ==========

Exercisable at end of year             6,343,469               5,958,723             5,878,597
Available for grant                    8,056,132               2,511,661             4,078,436

Weighted-average fair value
  of options granted during the year      $20.45                  $23.71                $13.22






7.  Stock Options (continued)

Options Outstanding and Exercisable as of January 1, 1999, by Price Range:

                                     Outstanding                   Exercisable
                          ---------------------------------      -------------------
                                      Wtd. Avg.
                                      Remaining   Wtd. Avg.               Wtd. Avg.
Range of Exercise Prices:            Contractual  Exercise                Exercise
                              Shares     Life     Price           Shares  Price

  $0.77 -  $1.53           2,075,935        2.89       $1.38   2,075,935      $1.38
  $1.54 - $16.75           2,795,746        5.17       $7.88   2,594,960      $7.41
 $17.00 - $28.63           2,522,676        7.20      $28.32   1,158,731     $28.19
 $28.65 - $34.25           2,470,262        9.56      $34.19       7,653     $32.11
 $34.38 - $89.00           2,362,132        8.28      $49.87     506,190     $49.03
                          -----------                          ---------
  $0.77 - $89.00          12,226,751        6.69      $24.46   6,343,469     $12.59
                          ===========                          =========








































8. Income Taxes
(In Thousands)                        Year Ended  Year Ended  Year Ended
                                        01/01/99    01/02/98    12/27/96
Components of the Company's             --------    --------    --------
earnings before income taxes
are as follows:

Domestic source                         $377,038    $230,088     $70,835
Foreign source                           213,077     169,441     104,447
                                         -------     -------     -------
Total                                   $590,115    $399,529    $175,282
                                         =======     =======     =======

The provisions for income tax expense (benefit) consists of the following:

Current:
  Federal                               $113,400     $79,516     $47,371
  State                                   17,662      15,467       9,751
  Foreign                                 57,381      44,117      23,681
                                          ------      ------      ------
                                         188,443     139,100      80,803
Deferred:
  Federal                                  2,899      (3,622)    (23,615)
  State and Foreign                          445         362         129
                                          ------      ------      ------
                                           3,344      (3,260)    (23,486)
                                          ------      ------      ------
Total                                   $191,787    $135,840     $57,317
                                          ======      ======      ======

(In Thousands)
Deferred tax assets (liabilities) for 1998            Ending      Ending
 and 1997 consist of the following:                  Balance     Balance
                                                    01/01/99    01/02/98
Deferred tax assets                                 --------    --------
  Inventory reserves                                  $7,399      $5,456
  Deferred employee benefit expenses                   4,049       5,264
  Deferred compensation plan                           4,500       3,547
  Accrued liabilities                                  5,595       3,452
  NOL and research and development
    credit carryforwards                                 ---      21,100
  Other                                                2,417       1,291
                                                      ------      ------
  Gross deferred tax assets                           23,960      40,110
                                                      ------      ------
Deferred tax liabilities
  Unrealized gain on marketable securities           (13,299)    (63,914)
  Depreciation                                       (16,352)    (14,588)
  Amortizable intangibles                                ---      (4,026)
  Other                                               (2,382)     (1,260)
                                                      ------      ------
  Gross deferred tax liabilities                     (32,033)    (83,788)
  Valuation allowance                                    ---     (13,300)
                                                      ------      ------
Net Deferred Tax Liability                           ($8,073)   ($56,978)
                                                      ======      ======




8. Income Taxes (continued)

                                                  Year Ended  Year Ended Year Ended
                                                    01/01/99    01/02/98   12/27/96
(In Percentages)                                   ---------   ---------  ---------

Federal income taxes at the statutory rate are reconciled with the Company's income tax provision as follows:

 Statutory U.S. income tax rate                         35.0%       35.0%      35.0%
 Foreign income taxes                                   (2.0)       (2.4)      (4.6)
 Research and development credit                        (0.7)       (0.9)      (1.2)
 Tax benefits associated with merger of
   Finland subsidiaries                                 (0.5)       (0.7)      (2.0)
 Benefit attributable to foreign
  sales corporation                                     (0.2)       (0.1)      (0.3)
 State income tax, net of federal benefits               1.8         2.5        3.6
 Charitable contribution                                (0.8)         --       (1.7)
 Acquired in-process research and
   development charge                                     --          --        3.2
 Other - net                                            (0.1)        0.6        0.7
                                                        ----        ----       ----
Effective Income Tax Rate                               32.5%       34.0%      32.7%
                                                        ====        ====       ====

The net deferred tax liability decreased to $8,073,000 at January 1, 1999, from $56,978,000 at January 2, 1998. The decrease in the deferred tax balance is primarily attributable to deferred taxes required for the mark-to-market adjustment in investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

The Company recorded deferred tax assets for research and development credits and net operating loss carryforwards associated with the 1996 acquisition of the Tellabs Wireless Systems Division in the amount of approximately $21,100,000. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The Company had established a valuation allowance of $13,300,000 associated with the net operating losses and research and credit carryforwards of the acquisition. In 1998, the Company determined that the assets of the Tellabs Wireless Systems Division were impaired, resulting in the write-down of the assets including all related deferred tax items.

Deferred U.S. income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be permanently invested in those operations. The cumulative earnings of foreign subsidiaries were approximately $448,397,000 at January 1, 1999. The amount of unrecognized deferred tax liability for undistributed cumulative earnings of foreign subsidiaries at January 1, 1999, was approximately $61,601,000.







9.  Segment and Geographical Information

The Company manages its business in one operating segment.

Consolidated net sales by product group are as follows:

(In Thousands)                           1998        1997
                                        ------      ------
Digital Cross-Connect Systems           $949,057    $692,507
Managed Digital Networks                 415,665     321,980
Network Access Systems                   188,213     117,937
Other                                    107,167      71,122
                                        --------    --------
Total                                 $1,660,102  $1,203,546
                                      ==========  ==========

Consolidated net sales by country, based on the location of the customers, are as follows:

(In Thousands)                           1998        1997
                                        ------      ------
United States                         $1,129,302    $803,641
Other Geographical Areas                 530,800     399,905
                                        --------    --------
Total                                 $1,660,102  $1,203,546
                                      ==========  ==========

Long-lived assets by country are as follows:

(In Thousands)                           1998        1997
                                        ------      ------
United States                           $237,900    $212,516
Finland                                  103,342      89,301
Other Geographical Areas                  33,658      18,628
                                        --------    --------
Total                                   $374,900    $320,445
                                        ========    ========


In 1998 a single customer accounted for approximately 12.2 percent of consolidated net sales; in 1997 another single customer accounted for approximately 11.5 percent of consolidated net sales. No single customer accounted for more than 10 percent of consolidated net sales in 1996.















10.  Commitments

The Company and its Subsidiaries have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancellable and expire on various dates through 2012.

As of January 1, 1999, future minimum lease commitments under non-cancellable operating leases are as follows:

          (In Thousands)
          1999                                       $15,849
          2000                                        12,992
          2001                                         9,783
          2002                                         7,759
          2003                                         3,198
          2004 and thereafter                         12,452
                                                      ------
          Total Minimum Lease Payments               $62,033
                                                      ======
Rental expense for the years ended January 1, 1999, January 2, 1998, and December 27, 1996, was approximately $15,647,000, $8,146,000, and
$5,734,000, respectively.

11. Long-Term Debt

The long-term debt of $2,850,000 comprises industrial revenue bonds that were issued on December 20, 1991, with the principal payable in October 2014. Interest is payable quarterly based on a variable interest rate set weekly based on market conditions for similar instruments. The effective rates for 1998, 1997 and 1996 were 3.47 percent, 3.71 percent and 3.51 percent, respectively. The debt is unsecured. The provisions of the loan agreement contain restrictive covenants, including a minimum net worth and debt-to-equity ratio.

12. Earnings Per Share

(In Thousands, Except Per-Share Data)
The following chart sets forth the computation of earnings per share:
                                                     1998        1997       1996
Numerator:
  Net earnings                                      $398,328    $263,689   $117,965

Denominator:
  Denominator for basic earnings
   per share - weighted average shares               187,251     180,925    178,509

  Effect of dilutive securities:
   Employee stock options and awards                   4,964       5,296      4,521
                                                    --------    --------   --------
  Denominator for diluted earnings
   per share - adjusted weighted-average
   shares and assumed conversions                    192,215     186,221    183,030

  Earnings per share                                   $2.13       $1.46      $0.66

  Earnings per share, assuming dilution                $2.07       $1.42      $0.64

13. Quarterly Financial Data (unaudited)

Selected quarterly financial data for 1998 and 1997 is as follows:

(In Thousands, Except Per-Share Data)

                               First      Second       Third      Fourth
                             Quarter     Quarter     Quarter     Quarter      Total
                             -------     -------     -------     -------    -------
1998
Net sales                   $327,502    $387,719    $423,548    $521,333 $1,660,102
Gross profit                $207,283    $248,834    $277,308    $347,813 $1,081,238
Net earnings                 $68,244    $119,042 (1) $87,763 (2)$123,279   $398,328
Earnings per share             $0.38       $0.65       $0.46       $0.63      $2.13 *
Earnings per share,
   assuming dilution           $0.37       $0.63 (1)   $0.45 (2)   $0.62      $2.07

                               First      Second       Third      Fourth
                             Quarter     Quarter     Quarter     Quarter      Total
                             -------     -------     -------     -------    -------
1997
Net sales                   $247,123    $292,701    $309,408    $354,314 $1,203,546
Gross profit                $151,703    $181,256    $193,579    $231,465   $758,003
Net earnings                 $63,087 (3) $58,761     $64,306     $77,535   $263,689
Earnings per share             $0.35       $0.33       $0.35       $0.43      $1.46
Earnings per share,
   assuming dilution           $0.34 (3)   $0.32       $0.34       $0.42      $1.42


* The earnings-per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings-per-share amounts do not necessarily equal the earnings per share for the year.

(1) Net earnings and earnings per share include a $24,793 pre-tax asset impairment charge at the Company's Wireless Systems Division and a $73,374 pre-tax gain on the sale of stock held as an investment and the settlement of related hedge contracts. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $86,250 and $0.46, respectively.

(2) Net earnings and earnings per share include a $12,991 pre-tax charge for merger costs related to the merger with Coherent and the unsuccessful merger attempt with CIENA Corporation. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $96,532 and $0.49, respectively.

(3) Net earnings and earnings per share include a $20,803 pre-tax gain on the sale of stock held as an investment. Pro forma net earnings and earnings per share, assuming dilution, excluding this item, net of tax, would have been $49,233 and $0.27, respectively.
