Form 10-K, Exhibit 13
period 1999-12-31
TELLABS INC
filed 2000-03-30
CIK 317771

Five-Year Summary of Selected Financial Data

(in thousands, except per-share data)	1999	1998	1997	1996	1995
Net sales	$2,319,498	$1,704,210	$1,277,241	$923,406	$679,058

Gross profit	$1,381,468	$999,244	$759,358	$532,409	$375,491

Earnings before income taxes	$816,233	$584,757	$416,827	$190,264	$175,475

Net earnings	$559,120	$396,120	$275,302	$127,547	$123,196

Earnings per share	$1.39	$1.00	$0.71	$0.33	$0.33
Earnings per share, assuming dilution	$1.36	$0.98	$0.69	$0.33	$0.32

Stockholders' equity	$2,048,398	$1,397,613	$991,867	$628,487	$453,681

Total assets	$2,352,664	$1,645,125	$1,248,942	$786,271	$580,667

Net working capital	$1,511,927	$1,048,984	$684,801	$374,604	$283,799

Long-term debt	$2,850	$3,349	$3,087	$2,850	$3,850

No cash dividends per common share were paid. Per-share amounts are restated to reflect stock splits in 1999, 1996 and 1995.

Common Stock Market Data

	1999		1998
(restated for stock split in 1999)	High	Low	High	Low
First Quarter	50 9/16	32 3/8	34 3/4	22 1/4
Second Quarter	70 5/8	45 13/16	37 5/16	30 5/16
Third Quarter	74	54	46 9/16	18
Fourth Quarter	77 1/4	53	36 11/32	15 11/16

Common Stock Market Data
Tellabs' common stock is listed on the Nasdaq Stock market under the symbol TLAB and appears in most daily newspaper stock tables as Tellabs. As of February 21, 2000, there were approximately 5,504 stockholders of record and 404,686,655 outstanding shares. Tellabs is a component of the Nasdaq-100 Index and the Standard & Poor's 500 Index.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

1999 Highlights
1999 was another record-setting year for Tellabs. Besides achieving its 1995 objective of $2 billion in annual revenue by the end of the year 2000 one year early, the Company set records in sales revenue ($2,319.5 million), net earnings ($559.1 million) and net earnings per share ($1.36).

During 1999, Tellabs acquired NetCore Systems, Inc. ("NetCore"), in a transaction accounted for as a pooling of interests, and Alcatel's DSC Communications businesses in Europe (now known as "Tellabs Denmark") in a transaction accounted for as a purchase. (For more information on these transactions, see Note 3.) The Company also purchased certain assets from DSP Software Engineering, Inc. ("DSPSE").

1999 vs. 1998
Sales for 1999 totaled $2,319.5 million, an increase of 36.1 percent from 1998's then-record sales of $1,704.2 million. Digital cross-connect systems sales amounted to $1,362.7 million and drove the overall sales growth, increasing 43.6 percent from 1998 levels mainly due to strong TITAN® 5500/5500S and TITAN 532L sales. Managed digital network sales posted a modest gain, increasing 8.6 percent to $438.9 million. (Included in managed digital network sales for 1999 are sales of the Company's FOCUS™ international-standard optical products obtained in the acquisition of Tellabs Denmark.) Excluding the Tellabs Denmark sales, managed digital network systems sales posted a slight decrease compared with 1998 levels due to weaker sales of the MartisDXX® managed access and transport system. Network access system sales were $350.9 million, an increase of 41.7 percent compared with 1998 sales. Sales of the CABLESPAN® 2300 universal telephony distribution system increased three-fold over the prior year's results and accounted for the majority of the increase in network access systems sales. Also included in network access systems are sales of digital echo cancellers, which increased 12.4 percent from 1998 sales. Tellabs also saw revenue from the installation and testing of its systems grow 79.9 percent from 1998 levels. The Company expects that revenue generated from the installation and testing of its systems will continue an increasing source of overall revenue.

In 1999, sales within the United States increased 42.9 percent, primarily on the strength of digital cross-connect systems sales, and accounted for 70.2 percent of total sales. Sales outside the United States increased 22.4 percent, mainly due to the inclusion of Tellabs Denmark sales and digital echo canceller sales, and accounted for 29.8 percent of total sales.

Gross margin as a percentage of sales in 1999 was 59.6 percent compared with 58.6 percent in 1998. The increase in the gross margin percentage is due to increased efficiencies achieved by the Company's manufacturing and customer service operations. This was partially offset by higher activity in the typically lower-margin customer service area. The lower margins in customer service are partly a result of the use of outside contractors to assist in the installation of the Company's systems.

Operating expenses totaled $633.7 million, an increase of 34.9 percent compared with 1998 levels. As a percentage of sales, operating expenses for 1999 amounted to 27.3 percent compared with 27.6 percent in 1998. Marketing and general and administrative expenses totaled $322.9 million, a 32.4 percent increase from the prior year. The growth in marketing and general and administrative expenses is primarily attributable to the increased staffing and facility expansion necessary to allow the Company to maintain its current level of business activity, as well as take advantage of future market opportunities, coupled with the added expenditures of Tellabs Denmark. As a percentage of sales, marketing and general and administrative expenses for 1999 were 13.9 percent compared with 14.3 percent in 1998.

Research and development expenses totaled $303.7 million, an increase of $83.6 million from 1998 levels. The growth in research and development expenses during 1999 is due to the Company's continued efforts to bring new products to market, coupled with the inclusion of Tellabs Denmark and DSPSE expenditures in 1999. As a percentage of sales, research and development costs increased slightly to 13.1 percent in 1999.

Other income for 1999 totaled $33.5 million compared with $19.7 million in 1998. The 70.2 percent increase in other income is due primarily to higher interest income resulting from higher average cash balances available for investment, coupled with lower foreign exchange losses in 1999.

The effective tax rate was 31.5 percent for 1999 and 32.3 percent for 1998. The decrease in the 1999 effective tax rate is primarily due to additional foreign tax rate benefits, increased research and development tax credits, and one-time, non-recurring tax saving strategies. The Company's 1999 and 1998 effective tax rates reflect the benefits of lower foreign tax rates as compared with the U.S. federal statutory rate.

The preceding 1999 to 1998 comparisons do not include the effects of the following transactions. During 1999, the Company incurred pre-tax charges of $1.9 million ($1.3 million after tax) related to its acquisition of NetCore. Tellabs also recognized a pre-tax gain of $36.9 million ($25.3 million, or 6 cents per diluted share after tax) on the sale of stock held as an investment. In 1998, the Company recorded a pre-tax impairment charge of $24.8 million ($16.7 million, or 4 cents per diluted share after tax) on the write-down of impaired assets at its Wireless System Division. Also, during 1998, the Company recognized pre-tax charges of $13.0 million ($8.8 million, or 2 cents per diluted share after tax) in connection with its acquisition of Coherent Communications System Corporation ("Coherent") and its terminated merger with CIENA Corporation as well as a pre-tax gain of $73.4 million ($49.5 million, or 12 cents per diluted share after tax) on the sale of stock held as an investment and the settlement of related hedge contracts.

Tellabs voluntarily restated all prior financial information to reflect its 1998 acquisition of Coherent as a pooling of interests. The results of operations, financial position and cash flows of Coherent are now included in Tellabs' consolidated financial information as if Coherent were always a part of Tellabs. (The Coherent acquisition was previously accounted for as an immaterial pooling of interests, and accordingly, the results of operations and cash flows of Coherent had been included in the consolidated financial results of Tellabs subsequent to the date of acquisition.)

1998 vs. 1997
Sales during 1998 increased 33.4 percent to $1,704.2 million from sales of $1,277.2 million in 1997. Significant sales growth during 1998 was realized worldwide. Sales within the United States grew 38.3 percent, primarily as the result of the continued strong sales of the TITAN 5500/5500S system. Sales outside the United States grew 24.5 percent, driven by sales of the MartisDXX system and digital echo cancellers.

Digital cross-connect sales for 1998 totaled $949.1 million, up from sales of $692.5 million in 1997. Sales of the TITAN 5500/5500S system continued to lead this product group, growing 38.2 percent from 1997 sales levels. The balance of this product group, consisting of the narrowband members of the TITAN family, experienced sales of approximately $96.0 million, up 27.8 percent from 1997 sales, making them a more significant contributor to the digital cross-connect product group. The increased sales of the other members of the TITAN family were attributable to the demand from a growing base of emerging telecommunications service providers requiring such systems.

Sales of managed digital networks products during 1998 were $404.2 million, an increase of 35.6 percent from sales in 1997. MartisDXX system sales comprised all of the sales of this group in 1998. One significant driver in the growth of MartisDXX system sales was a focus on sales to countries with emerging telecommunications infrastructures.

Sales of network access products in 1998 increased $40.5 million to $231.3 million. The increase was mostly attributable to sales of echo cancellers. Also contributing to this increase were CABLESPAN system sales of $23.9 million, a 53.3 percent increase over 1997 sales levels.

During 1998, customer service revenues became a more significant source of the Company's sales than in previous years. Customer service revenues resulted primarily from activities involving the installation and testing of large systems, generally the TITAN family of products. Revenues during 1998 were $75.4 million, an increase of 121.8 percent compared with 1997 revenues of $34.0 million.

Net earnings for 1998 were $396.1 million, up 43.9 percent from 1997 earnings of $275.3 million. (As mentioned above, 1998 earnings included a $73.4 million pre-tax gain on the sale of stock held as an investment and the settlement of related hedge contracts, a $24.8 million pre-tax charge for impaired assets at the Company's Wireless Systems Division, and a $13.0 million pre-tax charge for costs related to the Coherent acquisition and the terminated merger attempt with CIENA Corporation. Net earnings for 1997 included a $20.8 million pre-tax gain on the sale of stock held as an investment. Excluding the effects of these items, net earnings for the year increased $110.7 million, primarily as the result of the then-record sales.) Diluted earnings per share were 98 cents in 1998 (92 cents excluding the effect of the stock sale, the asset impairment charge and the merger costs), compared with 69 cents in 1997 (66 cents excluding the effect of the stock sale).

Gross profit margin in 1998 was 58.6 percent versus 59.5 percent in 1997. The decrease resulted primarily from increased costs related to customer service activities.

As a percentage of sales, operating expenses (excluding the aforementioned asset impairment charge and merger costs) were 27.6 percent, a 2.1 percent decrease when compared with 1997. Overall, operating expenses in 1998 (excluding the asset impairment charge and merger costs) increased 23.6 percent when compared with 1997. Contributing to the overall increase were the continued worldwide research and development of products and expansion of service and support capabilities.

Other income was $93.1 million in 1998 compared with $37.4 million in 1997. (Included in the results for both 1998 and 1997 were gains on the sale of stock held as an investment. The gain in 1998, including the settlement of related hedge contracts, was $73.4 million. The gain in 1997 was $20.8 million.) Excluding the gains on the sale of stock, other income increased $3.1 million. Interest income in 1998 contributed $24.5 million to income, a 76.7 percent increase compared with $13.9 million in 1997, primarily due to higher average cash balances throughout the year. The increase in interest income was offset by foreign exchange losses of $4.1 million, compared with foreign exchange gains of $1.9 million during 1997.

The effective tax rate was 32.3 percent for 1998 and 34.0 percent for 1997. The decrease in the 1998 effective tax rate is primarily due to the tax benefits associated with contributions to the Tellabs Foundation, as well as the asset impairment charge at the Company's Wireless Systems Division. The Company's 1998 and 1997 effective tax rates reflect the benefits of lower foreign tax rates as compared with the U.S. federal statutory rate.

Liquidity and Capital Resources
Cash and cash equivalents at December 31, 1999, were $308.4 million compared with $239.3 million at January 1, 1999. The $69.1 million increase in cash and cash equivalents is a result of the $463.8 million in cash generated from operations, coupled with $43.6 million in cash from the issuance of common stock primarily related to the exercise of employee stock options. These cash inflows are partially offset by $417.5 million of cash used in investing activities.

The balance of accounts receivable, less allowances, grew $147.3 million during 1999. The main drivers behind the growth in accounts receivable are the record 1999 fourth-quarter sales, along with the addition of receivables acquired in the Tellabs Denmark acquisition. (Excluding the Tellabs Denmark receivables, overall accounts receivable grew $121.4 million during 1999.) Days sales in receivables outstanding (DSO) was 80.0 days at December 31, 1999, compared with 83.9 days at January 1, 1999. Decreasing DSO and improving related processes remain major corporate objectives for Tellabs.

The Company's inventory balance increased $63.4 million during 1999. (Excluding the Tellabs Denmark inventory, the overall inventory balance increased $44.4 million.) The balance of goodwill, intangible and other assets grew $111.1 million during 1999. Included in this increase is $43.5 million in goodwill derived from the Tellabs Denmark and DSPSE purchase, along with $25.0 million in intangible assets identified in the Tellabs Denmark acquisition consisting principally of developed technology. The remainder of the increase in goodwill, intangible and other assets relates primarily to internally developed prototypes and investments in licensed technologies.

The Company used $417.5 million in cash for investing activities. The majority of cash was used to fund the Company's short-term investment portfolio, which grew $238.1 million during 1999 to its December 31, 1999, level of $657.4 million. The Company used $106.4 million in its acquisition of Tellabs Denmark and $35.1 million to purchase certain assets of DSPSE. Tellabs also spent $98.9 million on additions to property, plant and equipment as part of its ongoing efforts to expand manufacturing capacity and office space for support functions.

Working capital at December 31, 1999, totaled $1,511.9 million, compared with $1,049.0 million at January 1, 1999. The Company's current ratio was 6.5 to 1 at December 31, 1999, compared with 5.8 to 1 at January 1, 1999. Management believes the current level of working capital is adequate to meet the Company's normal operating needs, both now and in the foreseeable future. Sufficient resources exist to support the Company's growth either through currently available cash, through cash generated from future operations, or through short-term or long-term financing.

The Company has never paid a cash dividend, and the current policy is to retain earnings to provide funds for the operation and expansion of the business. The Company does not anticipate paying cash dividends in the foreseeable future.

Outlook
Tellabs expects continued strong sales growth in 2000. Sales within the United States will continue to be driven by digital cross-connect systems sales, while sales outside the United States will continue to be driven by digital echo canceller sales and managed digital network systems sales. At December 31, 1999, backlog totaled $256 million, compared with $164 million, at January 1, 1999. All of the backlog at December 31, 1999, is expected to be shipped in 2000. The Company considers backlog to be an indicator, but not the sole predictor, of future sales.

The Company will continue to focus on maintaining consistent sales growth in the most cost-effective method possible. Gross margin as a percentage of sales for 2000 is expected to remain consistent with the levels achieved in 1999. Total operating expenses are anticipated to average between 26 percent and 27 percent of planned revenues. Marketing and general and administrative expenses and research and development expenditures are each expected to be between 12 percent and 13 percent of sales. Management believes these levels can be attained while still supporting the sales and product growth slated for 2000 and beyond.

The Company anticipates that its effective tax rate for 2000 will be approximately 33.5 percent, compared with 31.5 percent in 1999. The expectation of a higher effective tax rate is due primarily to higher anticipated earnings in the United States combined with an absence of one-time tax saving strategies employed in 1999. The Company will continue to focus on global tax minimization efforts.

Capital expenditures for 2000 are expected to total $200 million. It is anticipated that 2000 working capital requirements and capital expenditures will be met with funds currently available and funds generated by future earnings.

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

In December 1999, Tellabs announced that it is acquiring SALIX Technologies, Inc. Tellabs expects the acquisition to close in the first quarter of 2000 (see Note 14). The acquisition is expected to be accounted for as a pooling of interests.

Year 2000 Readiness
The Company did not experience any material adverse issues or business interruptions arising from the date change to January 1, 2000. Based on its efforts to date, the Company has not incurred any material costs and does not expect to incur any future material costs in addressing the Year 2000 issue related to either its products or its critical and non-critical information technology (IT) systems.

The Company has devoted and will continue to devote the resources necessary to ensure that all Year 2000 issues, if any should arise, are properly addressed. However, there can be no assurance that all Year 2000 issues have been detected. The Company has surveyed significant customers, suppliers and other third parties to determine their Year 2000 compliance status. To date, based on responses received, the Company believes that no material Year 2000 issues exist with a third party.

Actual outcomes and results could be affected by other factors, including, but not limited to, the continued availability of skilled personnel, cost control, the ability to locate and remedy software code problems, critical suppliers and subcontractors meeting their commitments to be Year 2000 ready, and timely actions by customers.

Forward-Looking Statements
Except for historical information, the matters discussed or incorporated by reference in this report are forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include, but are not limited to, economic conditions; product demand and industry capacity; competitive products and pricing; manufacturing efficiencies; research and new product development; protection of and access to intellectual property, patents and technology; ability to attract and retain highly qualified personnel; availability of components and critical manufacturing equipment; Year 2000 readiness; facility construction and start-ups; the regulatory and trade environment; availability and terms of future acquisitions; uncertainties relating to the synergies, charges, and expenses associated with business combinations and other transactions; and other risks that may be detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company's actual future results could differ materially from those discussed here. The Company undertakes no obligation to revise or update these forward-looking statements.

MANAGEMENT STATEMENT OF FINANCIAL RESPONSIBILITY

The financial statements of Tellabs, Inc., and Subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of Tellabs, Inc., and Subsidiaries at December 31, 1999, and January 1, 1999, and the consolidated results of its operations for the years ended December 31, 1999, January 1, 1999, and January 2, 1998.

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

/s Michael J. Birck Michael J. Birck President and Chief Executive Officer, Tellabs, Inc. January 21, 2000	/s Peter A. Guglielmi Peter A. Guglielmi Executive Vice President, Chief Financial Officer and Treasurer, Tellabs, Inc. January 21, 2000

REPORT OF INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of Tellabs, Inc., and Subsidiaries as of December 31, 1999, and January 1, 1999, and the related consolidated statements of earnings, stockholders' equity and cash flows for the three years ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tellabs, Inc., and Subsidiaries at December 31, 1999, and January 1, 1999, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s Ernst & Young LLP
Ernst & Young LLP
Chicago, Illinois
January 21, 2000

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended	Year Ended	Year Ended
(in thousands, except per-share data)	12/31/99	1/1/99	1/2/98
Net Sales	$2,319,498	$1,704,210	$1,277,241
Cost of sales	938,030	704,966	517,883
Gross Profit	1,381,468	999,244	759,358
Operating Expenses
Marketing	194,166	153,761	123,517
Research and development	303,668	220,026	171,189
General and administrative	128,722	90,112	79,048
Asset impairment	-	24,793	-
Merger costs	1,929	12,991	-
Goodwill amortization	7,106	5,855	6,218
	635,591	507,538	379,972

Operating Profit	745,877	491,706	379,386
Other income (expense)
Interest income	35,624	24,511	13,871
Interest expense	(579)	(361)	(432)
Other	35,311	68,901	24,002
	70,356	93,051	37,441
Earnings Before Income Taxes	816,233	584,757	416,827
Income taxes	257,113	188,637	141,525
Net Earnings	$ 559,120	$ 396,120	$ 275,302

Earnings per Share	$ 1.39	$ 1.00	$ 0.71
Earnings per Share, Assuming Dilution	$ 1.36	$ 0.98	$ 0.69
Average number of common shares outstanding	401,202	394,546	388,155
Average number of common shares outstanding,
assuming dilution	412,507	404,760	399,234

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)	12/31/99	1/1/99
ASSETS
Current Assets
Cash and cash equivalents	$308,433	$239,292
Investments in marketable securities	657,449	419,394
Accounts receivable, net of allowance of $11,556 and $10,709	627,926	480,620
Inventories
Raw materials	74,361	48,774
Work in process	38,108	23,276
Finished goods	73,327	50,374
	185,796	122,424
Other current assets	6,097	7,143
Total Current Assets	1,785,701	1,268,873
Property, Plant and Equipment
Buildings and improvements	168,130	129,822
Equipment	374,953	276,884
	543,083	406,706
Accumulated depreciation	(240,279)	(159,684)
	302,804	247,022
Land	32,891	9,065
	335,695	256,087
Goodwill, Net	87,275	55,559
Other Assets	143,993	64,606
Total Assets	$2,352,664	$1,645,125

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$110,261	$63,953
Accrued liabilities
Compensation	52,284	49,541
Payroll and other taxes	16,591	15,943
Other	40,159	17,335
Total accrued liabilities	109,034	82,819
Deferred income taxes	7,274	-
Income taxes	47,205	73,117
Total Current Liabilities	273,774	219,889
Long-Term Debt	2,850	3,349
Other Long-Term Liabilities	20,511	18,164
Deferred Income Taxes	7,131	6,110
Stockholders' Equity
Preferred stock: authorized 5,000,000 shares of $.01 par value;
no shares issued and outstanding	-	-
Common stock: authorized 500,000,000 shares of $.01 par value;
404,265,187 and 397,406,554 shares issued and outstanding	4,043	1,987
Additional paid-in capital	366,906	223,079
Accumulated other comprehensive income
Cumulative translation adjustment	(82,915)	(9,207)
Unrealized net gains on available-for-sale securities	41,872	20,423
Total accumulated other comprehensive income	(41,043)	11,216
Retained earnings	1,718,492	1,161,331
Total Stockholders' Equity	2,048,398	1,397,613
Total Liabilities and Stockholders' Equity	$2,352,664	$1,645,125
The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

			Accumulated
		Additional	Other
	Common	Paid-In	Comprehensive	Retained
(in thousands)	Stock	Capital	Income	Earnings	Total
Balance at December 27, 1996	$1,926	$111,164	$25,488	$489,909	$628,487
Comprehensive income:
Net earnings	-	-	-	275,302	275,302
Other comprehensive income, net of tax:
Unrealized holding gains on marketable securities arising during period (net of deferred income taxes of $58,492)	-	-	87,787	-	87,787
Reclassification adjustment for gains included in net earnings (net of deferred income taxes of $8,916)	-	-	(13,348)	-	(13,348)
Net unrealized holding gains on marketable securities	-	-	74,439	-	74,439
Foreign currency translation adjustment	-	-	(31,838)	-	(31,838)
Comprehensive income					317,903
Stock options exercised	21	36,373	-	-	36,394
Stock retention programs	-	427	-	-	427
Employee stock awards	-	358	-	-	358
Issuance of common stock	14	8,284	-	-	8,298
Balance at January 2, 1998	1,961	156,606	68,089	765,211	991,867
Comprehensive income:
Net earnings	-	-	-	396,120	396,120
Other comprehensive income, net of tax:
Unrealized holding losses on marketable securities arising during period (net of deferred income taxes of $22,508)	-	-	(33,566)	-	(33,566)
Reclassification adjustment for gains included in net earnings (net of deferred income taxes of $27,968)	-	-	(42,001)	-	(42,001)
Net unrealized holding gains on marketable securities	-	-	(75,567)	-	(75,567)
Foreign currency translation adjustment	-	-	18,694	-	18,694
Comprehensive income					339,247
Stock options exercised	17	49,148	-	-	49,165
Stock retention programs	-	348	-	-	348
Employee stock awards	-	414	-	-	414
Issuance of common stock	9	16,563	-	-	16,572
Balance at January 1, 1999	1,987	223,079	11,216	1,161,331	1,397,613
Comprehensive income:
Net earnings	-	-	-	559,120	559,120
Other comprehensive income, net of tax:
Unrealized holding gains on marketable securities arising during period (net of deferred income taxes of $20,970)	-	-	31,471	-	31,471
Reclassification adjustment for gains included in net earnings (net of deferred income taxes of $6,549)	-	-	(10,022)	-	(10,022)
Net unrealized holding gains on marketable securities	-	-	21,449	-	21,449
Foreign currency translation adjustment	-	-	(73,708)	-	(73,708)
Comprehensive income					506,861
Stock options exercised	50	139,628	-	-	139,678
Stock retention programs	-	538	-	-	538
Stock split	1,959	-	-	(1,959)	-
Employee stock awards	-	558	-	-	558
Issuance of common stock	47	3,103	-	-	3,150
Balance at December 31, 1999	$4,043	$366,906	$(41,043)	$1,718,492	$2,048,398
The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year Ended	Year Ended	Year Ended
(in thousands)	12/31/99	1/1/99	1/2/98
Operating Activities
Net earnings	$559,120	$396,120	275,302
Adjustments to reconcile net earnings to
net cash provided by operating activities:
Depreciation and amortization	84,608	59,370	49,082
Provision for doubtful accounts	2,025	7,572	1,494
Deferred income taxes	(804)	(2,282)	(4,812)
Gain on the sale of investments	(42,572)	(74,398)	(21,098)
Asset impairment	-	24,793	-
Merger costs	1,929	12,991	-
Net changes in assets and liabilities,
net of effects from acquisitions:
Accounts receivable	(137,620)	(182,699)	(132,596)
Inventories	(42,977)	(31,352)	(13,674)
Other current assets	(1,287)	(216)	(429)
Long-term assets	(76,098)	(38,975)	(24,557)
Accounts payable	41,994	11,884	15,004
Accrued liabilities	(923)	12,119	9,553
Income taxes	74,166	43,416	62,780
Long-term liabilities	2,246	3,018	2,836
Net Cash Provided by Operating Activities	463,807	241,361	218,885
Investing Activities
Acquisition of property, plant and equipment, net	(98,866)	(80,625)	(90,219)
Payments for purchases of marketable securities	(666,556)	(710,100)	(322,227)
Proceeds from sales and maturities of marketable securities	491,306	632,569	217,530
Payments for acquisitions, net of cash acquired	(143,420)	(16,941)	(7,821)
Net change in loan receivable	-	1,000	-
Net Cash Used for Investing Activities	(417,536)	(174,097)	(202,737)
Financing Activities
Proceeds from issuance of common stock	43,572	32,770	20,418
Proceeds from notes payable	-	768	407
Payments of notes payable	(499)	(250)	(34)
Net Cash Provided by Financing Activities	43,073	33,288	20,791
Effect of Exchange Rate Changes on Cash	(20,203)	2,050	(5,220)
Net Increase in Cash and Cash Equivalents	69,141	102,602	31,719
Cash and Cash Equivalents at Beginning of Year	239,292	136,690	104,971
Cash and Cash Equivalents at End of Year	$308,433	$239,292	$136,690
Other Information
Interest paid	$307	$253	$345
Income taxes paid	$182,277	$148,188	$84,982
The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Business
Operating in one business segment, the Company and its Subsidiaries design, assemble, market and service a diverse line of electronic communications equipment used in public and private networks worldwide.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its Subsidiaries. All significant intercompany balances and transactions have been eliminated. As more fully described in Note 3, the Company acquired NetCore Systems, Inc., and Coherent Communications Systems Corporation in August 1999 and August 1998, respectively. These acquisitions have been accounted for as poolings of interests. The consolidated financial statements give retroactive effect to the acquisitions for all periods presented. In addition, certain reclassifications have been made in 1997 and 1998 consolidated financial statements to conform to the 1999 presentation.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

Property, Plant and Equipment
Property, plant and equipment is recorded at cost. Depreciation is computed using both the declining-balance and straight-line methods. Buildings are depreciated over 25 to 40 years, improvements over 7 years and equipment over 3 to 10 years.

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

Goodwill
On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of the net earnings generated by the related assets to determine that no impairment has occurred. Goodwill is amortized over terms ranging from 7 to 20 years using the straight-line method. The accumulated amortization of goodwill was approximately $24,915,000 and $19,677,000 at December 31, 1999, and January 1, 1999, respectively.

Revenue Recognition
The Company generally recognizes product revenue at the date of shipment and service revenue as services are completed.

Earnings Per Share
In accordance with SFAS No. 128, "Earnings Per Share," earnings per share are based on both the weighted-average number of shares outstanding and the weighted-average shares outstanding adjusted for assumed conversions of stock options. (See Note 12.) On April 21, 1999, the Company declared 2-for-1 stock split, payable in the form of a 100 percent stock dividend. All references to the number of common shares and per-share amounts have been retroactively restated to give effect to the stock dividend.

Foreign Currency Translation
The financial statements of the Company's subsidiaries are generally measured using the local currency as the functional currency. Accordingly, the effect of translating a subsidiary's stockholders' equity into U.S. dollars is recorded as a cumulative translation adjustment in the Consolidated Balance Sheets.

Foreign Exchange
Foreign currency transaction gains and losses resulting from changes in exchange rates are recognized in "Other income (expense)." Net gains (losses) of ($1,073,000), ($4,057,000) and $1,933,000 were recorded in 1999, 1998 and 1997, respectively.

Fiscal Year
The Company operates on a 52-53 week fiscal year. The year ended January 2, 1998, contained 53 weeks, while all other years presented contained 52 weeks. The financial statement effect is not significant.

2. New Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on the accounting treatment of costs related to software obtained or developed for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company adopted SOP 98-1 during 1999 and determined that it had no material impact on its reported consolidated results of operations, financial position, or cash flows.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires all derivatives to be recorded on the balance sheet at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". This statement defers the effective date of SFAS No. 133. As a result, SFAS No. 133 will not be effective for the Company until the year 2001. The Company is in the process of evaluating the impact of the reporting requirements of SFAS No. 133.

In December 1999, the staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes the SEC staff's views in applying generally accepted accounting principles to the recognition of revenues. The Company has evaluated the impact of the reporting requirements of SAB No. 101 and has determined that there will be no material impact of its consolidated results of operations, financial position, or cash flows.

3. Business Combinations

In August 1999, the Company acquired NetCore Systems, Inc. ("NetCore"), a developer of carrier-class IP routing and ATM switching solutions, in a transaction accounted for as a pooling of interests. The Company issued approximately 8,868,000 shares of its common stock in exchange for all the outstanding common and preferred shares of NetCore. In 1999, the Company recognized a pre-tax charge of $1,929,000 for costs related to the NetCore acquisition.

In July 1999, the Company acquired Alcatel's DSC Communications businesses in Europe, now known as Tellabs Denmark. The acquisition covered DSC Communications' European headquarters in Denmark, along with its business operations in Drogheda, Ireland; sales and support offices in England, India and Poland; an interest in FIBCOM India Ltd. in India. Tellabs Denmark is a provider of managed, high-speed transport solutions that operate in synchronous-digital-hierarchy and dense wavelength-division-multiplexing environments. The acquisition was accounted for as a purchase, and accordingly, the results of operations of the acquired businesses were included in the consolidated operating results of Tellabs from the date of acquisition. The allocation of purchase price was as follows:

(in thousands)
Fair value of assets acquired	$137,366
Cost in excess of fair value	8,824
Liabilities assumed	(39,799)
Cash paid for acquisition	$106,391

The total amount allocated to cost in excess of fair value is being amortized using the straight-line method over a period of seven years. Included in the assets acquired are $25,000,000 of identified intangible assets, which also are being amortized using the straight-line basis over a period of seven years. Pro forma combined operating results prepared assuming the acquisition had occurred at the beginning of the year are not being presented since they would not differ materially from reported results.

In August 1998, the Company acquired Coherent Communications Systems Corporation ("Coherent"), a developer, manufacturer and marketer of voice-quality enhancement products for wireless, satellite-based, cable communication, and wireline telecommunications systems throughout the world, in a transaction accounted for as a pooling of interests. The Company issued approximately 22,424,000 shares of its common stock to Coherent shareholders in exchange for all outstanding Coherent shares. In 1998, the Company recognized a pre-tax charge of $12,991,000 for costs related to the Coherent acquisition and its terminated merger with CIENA Corporation.

The Company has restated all prior consolidated financial statements presented to include the combined operating results, financial positions and cash flows of NetCore and Coherent as if they had been a part of the Company.

No material adjustments were recorded to conform the accounting policies of Tellabs, Coherent and NetCore. Certain reclassifications and adjustments were made to conform the Tellabs, Coherent and NetCore presentations, including the reclassification of costs related to the generation of customer service revenue from "Operating Expenses" to "Cost of Sales" and the the conversion of NetCore redeemable convertible preferred shares to common shares outstanding, for all periods presented, at the applicable exchange rates.

The table on the following page shows the historical results of operations of Tellabs and the restated combination of Coherent and NetCore for the periods prior to the acquisition dates of the companies.

(in thousands)	Year Ended 12/31/99	Year Ended 1/1/99	Year Ended 1/2/98
Revenue:
Tellabs	$2,319,498	$1,660,102	$1,203,546
Coherent	-	44,108**	73,695
NetCore	-	-	-
Consolidated total, as restated	$2,319,498	$1,704,210	$1,277,241

Net Earnings (Loss):
Tellabs	$568,212	$398,328	$263,689
Coherent	-	4,698**	13,979
NetCore	(12,022)*	(11,029)	(3,882)
Reversal of NetCore deferred tax valuation allowance	2,930	4,123	1,516
Consolidated total, as restated	$559,120	$396,120	$275,302

*Represents 1999 earnings for NetCore prior to the acquisition; NetCore's 1999 earnings after the acquisition are included in Tellabs' consolidated operating results.

**Represents 1998 revenues and earnings for Coherent prior to the acquisition, Coherent's 1998 revenues and earnings after the acquisition were included in
     Tellabs' consolidated operating results.

During the three years ended December 31, 1999, the Company made a number of purchase acquisitions. Pro forma results of operations have not been presented because the effects of these acquisitions were not material on either an individual or aggregated basis.

4. Investments

Available-for-sale marketable securities are accounted for at market prices with the unrealized gain or loss, net of deferred income taxes, shown as a separate component of stockholders' equity. At December 31, 1999, and January 1, 1999, they consisted of the following:

(In thousands)	Amortized Cost	Unrealized Gain/(Loss)	Market Value
1999
State and municipal securities	$239,032	($752)	$238,280
Preferred and common stocks	102,013	73,791	175,804
U.S. government and agency debt obligations	126,373	(2,728)	123,645
Corporate debt obligations	66,213	(586)	65,627
Foreign government debt obligations	54,045	48	54,093
	$587,676	$69,773	$657,449
1998
State and municipal securities	$72,174	$1,084	$73,258
Preferred and common stocks	49,312	31,324	80,636
U.S. government and agency debt obligations	76,802	(21)	76,781
Corporate debt obligations	44,423	(247)	44,176
Foreign government debt obligations	143,882	661	144,543
	$386,593	$32,801	$419,394

In 1999, the Company entered into various market price collars that lock in a price range for the sale of a certain stock held as an investment, thus guaranteeing a minimum selling price. These collars cover approximately 40 percent of the Company's investment and expire in December 2000. The Company will not sell the covered portion of the investment until the collars expire, provided that the market value of the investment exceeds the maximum selling price of the collars.

In 1999, the Company sold stock of a certain investment for a pre-tax gain of $36,875,000. In 1998, the Company sold stock of a certain investment and related hedge contracts for a pre-tax gain of $73,374,000.

During 1998, the Company contributed $13,100,000 in the form of stock from a certain investment to the Tellabs Foundation.

5. Financial Instruments

The Company conducts business on a global basis in several major currencies. Foreign currency risk is managed through the use of forward exchange contracts to hedge nonfunctional currency receivables and payables that are expected to be settled in less than one year. The Company does not enter into forward exchange contracts for trading purposes.

The foreign currency forward exchange contracts are primarily used to manage exposure to changes in the Finnish markka, Danish krone, Irish punt and U.S. dollar exchange rates. Gains and losses on the contracts are accounted for under the accrual method, with market value gains and losses on the contracts being recognized and combined with offsetting foreign exchange gains or losses on the net foreign accounts receivable and payable. Net losses on forward exchange contracts were $5,889,000, $339,000 and $3,794,000 for 1999, 1998 and 1997, respectively.

The table on the following page presents a summary of the notional and fair values of forward contracts by currency at December 31, 1999. The notional amounts are U.S. dollar values of the agreed-upon amounts in each foreign currency that will be delivered to a third-party on the agreed-upon date.

(in thousands)	Notional Amount	Fair Value
Forward contracts at December 31, 1999:
Related forward contracts to sell foreign currencies for Finnish markka	$43,943	$43,969
Related forward contracts to sell foreign currencies for Danish kroner	11,018	11,022
Related forward contracts to sell foreign currencies for Irish punts	5,611	5,631
Related forward contracts to sell foreign currencies for U.S. dollars	4,745	4,757
Total	$65,317	$65,379

6. Employee Benefit and Retirement Plans

The Company maintains a defined contribution 401(k) savings plan ("401(k) plan") for the benefit of eligible employees. Under the 401(k) plan, a participant may elect to defer a portion of annual compensation. Matching contributions equal to the first 3 percent of annual compensation were made by the Company for all eligible participants. The Company's Board of Directors may authorize discretionary contributions to the 401(k) plan, for which no amounts were authorized in 1999, 1998 or 1997. Contributions to the 401(k) plan are immediately vested in plan participants' accounts. The Company maintains similar plans for the benefit of eligible employees at its Finland, Ireland and Denmark subsidiaries.

The Company maintains defined contribution retirement and profit-sharing plans for the benefit of eligible employees. Under both plans, the Company's contributions totaled 5 percent of eligible annual compensation for each eligible participant in 1999, 1998 and 1997. No part of the contributions is vested until after a service period of five years, at which time the participant is fully vested. The Company's contributions to the profit sharing plan, which were 0.5 percent of eligible annual compensation in 1999, 1998 and 1997, are maintained as part of the 401(k) plan.

Company contributions to the 401(k) savings and profit-sharing plans were $12,665,000, $10,646,000 and $9,423,000 for 1999, 1998 and 1997, respectively. Company contributions to the retirement plan were $9,135,000, $6,166,000 and $5,559,000 for 1999, 1998 and 1997, respectively.

The Company maintains a defined-benefit retiree medical plan. Under the plan, which was implemented during 1999, the Company provides qualified retirees with a subsidy to supplement their medical costs and allows the retirees to participate in the Company-sponsored healthcare plan. The Company records, as part of operating expenses, the estimated current costs of the plan. In 1999, those costs were $1,293,000.

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

7. Stock Options

At December 31, 1999, the Company had 10 stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and its related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan grants. Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the following chart:

(in thousands, except per-share data)	1999	1998	1997
Net earnings
As reported	$559,120	$396,120	$275,302
Pro forma	$522,510	$373,513	$261,496
Earnings per common share
As reported	$1.39	$1.00	$0.71
Pro forma	$1.30	$0.95	$0.67
Earnings per common share, assuming dilution
As reported	$1.36	$0.98	$0.69
Pro forma	$1.27	$0.92	$0.65

These pro forma amounts may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1999, 1998 and 1997:

	1999	1998	1997
Expected volatility	67.6%	64.6%	52.1%
Risk-free interest rate	5.4%	4.9%	6.2%
Expected life	4.1 yrs.	4.3 yrs.	4.3 yrs.
Expected dividend yield	0.0%	0.0%	0.0%

The Company's 1984 Incentive Stock Option Plan is a tax-qualified plan that provides for 9,600,000 shares of common stock to be reserved for options that may be issued under the plan. The plan also provides that the option price shall be the market value of the Company's shares as of the date of grant, except for options granted to holders of 10 percent or more of the outstanding shares, in which case the option price shall be 110 percent of the market value of the Company's shares as of the date of grant. All options under the plan have been granted.

The Company's 1986 Non-Qualified Stock Option Plan provides for 24,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant. All options under the plan have been granted.

The Company's 1987 Stock Option Plan for Non-Employee Corporate Directors provides for the non-discretionary grant of options to non-employee directors of the Company to purchase a combined maximum of 2,400,000 shares of common stock, at a per-share price not less than the market value of the Company's shares on the date of grant. The plan provides that each non-employee director, on the date such person becomes a non-employee director, will be granted options to purchase 10,000 shares of common stock and, provided such person is still serving as a non-employee director, will automatically be granted options to purchase 6,000 additional shares of common stock each year thereafter on the anniversary of the last day of the month in which the initial options were granted. Options granted under the 1987 plan expire five years from the grant date.

The Company's 1989 Stock Option Plan provides for 24,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan allows grants to employees of incentive or non-qualified options for up to 24,000,000 shares and up to 24,000,000 stock appreciation rights ("SARs"). The SARs may be granted in conjunction with, or independently of, the options under the plan. The plan provides that the option price and the SAR price shall be the market value of the Company's shares as of the date of grant. At December 31, 1999, 3,048,000 SARs with grant prices ranging from $0.38 to $0.54 and 5-year terms and 1,609,040 SARs with grant prices of $0.76 to $35.75 and 10-year terms had been granted. As of that date, a total of 4,586,112 SARs had been exercised and 33,400 had been canceled, leaving 37,528 outstanding.

The Company's 1991 Stock Option Plan provides for 12,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan allows grants to employees of incentive or non-qualified options. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant.

The Company's 1994 Stock Option Plan provides for 16,000,000 shares of common stock to be reserved for options that may be issued under the plan. The plan allows grants to employees of incentive or non-qualified options. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant.

The Company's 1998 Stock Option Plan provides for 16,000,000 shares of common stock to be reserved for options that may be issued under the plan, allowing grants to employees of incentive or non-qualified options for up to 16,000,000 shares and up to 2,000,000 SARs. The SARs may be granted in conjunction with, or independently of, the options under the plan. The plan provides that the option price shall be the market value of the Company's shares as of the date of grant. At December 31, 1999, 4600 SARs with exercise prices ranging from $56.44 to $70.06 and 10-year terms had been granted. As of that date, no SARs from the 1998 Plan had been exercised or canceled, leaving 4,600 outstanding.

The Company's 1982 and 1993 Stock Option Plans provide for 1,266,346 shares of common stock to be reserved for options that may be issued under the plans. The plans were acquired in 1998 through the acquisition of Coherent. No further awards may be made under the plans.

The Company's 1997 Stock Option Plan provides for 504,789 shares of common stock to be reserved for options that may be issued under the plan. The plan was acquired in 1999 through the merger with NetCore. No further awards may be made under the plan.

In July 1996, the Company began a Global Option Program ("the Program"), under which all full-time employees below director level as of July 8, 1996, were granted non-qualified options or SARs to purchase 800 shares plus 40 shares for each year of service. The grants were dated July 22, 1996, with a price of $14.31. The options were granted from the 1994 Plan and the SARs from the 1989 Plan. In 1997, the Company continued the Program by granting 400 nonqualified options or SARs to all full-time employees below director level hired from July 9, 1996, through October 24, 1997. All such grants were dated October 24, 1997, with a price of $25.25. Any employee below director level hired between October 24, 1997 and July 2, 1999, will receive a grant of 200 non-qualified options or SARs dated the first day of the fiscal quarter in which the employee is hired. In October 1998, the Company continued the Program by granting non-qualified options or SARs to purchase 400 shares to all full-time employees below the management level. The grants were dated October 8, 1998, with a price of $17.13. The options were granted from various plans and the SARs from the 1989 Plan.

Unless the option agreements provide otherwise, options or SARs granted under the 1982, 1984, 1986, 1989, 1991, 1993, 1994, 1997 and 1998 plans become exercisable on a cumulative basis at a rate of 25 percent on each of the first through fourth anniversaries of the grant date. Unless the option agreements provide otherwise, options under the 1986 plan terminate at the end of five years after the grant; options under the 1982 and 1993 plans terminate at the end of seven years after the grant; and options or SARs granted under the 1984, 1989, 1991, 1994, 1997 and 1998 plans terminate at the end of 10 years after the grant.

A summary of the status of the Company's options plans as of December 31, 1999, January 1, 1999, and January 2, 1998, and of changes during the years ending on these dates is presented in the following chart:

	1999		1998		1997
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding- beginning of year	24,666,367	$12.12	23,180,908	$10.35	23,654,374	$6.11
Granted	4,149,704	56.05	5,671,550	15.30	4,330,670	26.52
Exercised	(6,461,405)	6.27	(3,482,878)	4.39	(4,193,256)	2.85
Forfeited	(813,460)	22.70	(703,213)	17.44	(610,880)	12.13
Outstanding-end of year	21,541,206	$21.93	24,666,367	$12.12	23,180,908	$10.35

Exercisable at end of year	10,549,811		12,693,171		12,916,806
Available for grant	12,984,718		16,194,352		5,824,996

Weighted-average fair value of options granted during the year	$35.20		$10.24		$13.29

Options Outstanding and Exercisable as of December 31, 1999, by Price Range:

		Outstanding		Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0.11 - $3.30	4,817,881	3.93	$2.10	4,629,100	$2.16
$3.72 - $14.31	4,609,038	6.04	$13.13	3,341,712	$12.70
$14.32 - $17.13	4,395,186	8.58	$17.11	969,677	$17.11
$17.19 - $56.44	4,617,916	7.53	$29.28	1,609,322	$25.91
$58.19 - $70.06	3,101,185	9.76	$61.68	0	$0.00
$0.11 - $70.06	21,541,206	6.94	$21.93	10,549,811	$10.49

8. Income Taxes

	Year Ended	Year Ended	Year Ended
(in thousands)	12/31/99	1/1/99	1/2/98
Components of the Company's earnings
before income taxes are as follows:
Domestic source	$575,918	$371,680	$247,386
Foreign source	240,315	213,077	169,441
Total	$816,233	$584,757	$416,827

The provision for income tax expense
(benefit) consists of the following:
Current:
Federal	$181,663	$115,611	$86,304
State	26,854	17,927	15,916
Foreign	49,400	57,381	44,117
	257,917	190,919	146,337

Deferred:
Federal	(4,676)	(2,644)	(5,172)
State and foreign	3,872	362	360
	(804)	(2,282)	(4,812)
Total	$257,113	$188,637	$141,525

	Ending Balance	Ending Balance
(in thousands)	12/31/99	1/1/99
Deferred tax assets (liabilities) for 1999 and
1998 comprise the following:

Deferred Tax Assets
Inventory reserves	$9,637	$7,399
Deferred employee benefit expenses	2,496	4,049
Deferred compensation plan	5,828	4,500
Accrued liabilities	2,946	5,595
NOL and research and development
credit carryforwards	46,844	6,497
Other	4,087	2,568
Gross deferred tax assets	71,838	30,608

Deferred Tax Liabilities
Unrealized gain on marketable securities	(26,665)	(13,299)
Depreciation	(7,533)	(16,352)
Amortizable intangibles	(6,923)	-
Other	(2,839)	(2,382)
Gross deferred tax liabilities	(43,960)	(32,033)
Valuation allowance	(42,283)	(905)
Net Deferred Tax Liability	($14,405)	($2,330)

	Year Ended	Year Ended	Year Ended
(In percentages)	12/31/99	1/1/99	1/2/98
Federal income taxes at the statutory rate are
reconciled with the Company's income tax
provision as follows:
Statutory U.S. income tax rate	35.0%	35.0%	35.0%
Foreign income taxes	(2.6)	(2.0)	(2.3)
Research and development credit	(1.5)	(0.8)	(0.9)
Tax benefits associated with merger of Finland subsidiaries	(0.3)	(0.5)	(0.7)
Benefit attributable to foreign sales corporation	(0.3)	(0.3)	(0.3)
State income tax, net of federal benefits	2.0	1.9	2.5
Charitable contribution	-	(0.8)	-
Other - net	(0.8)	(0.2)	0.7
Effective Income Tax Rate	31.5%	32.3%	34.0%

The net deferred income tax liability increased to $14,405,000 at December 31, 1999, from $2,330,000 at January 1, 1999. The increase in the deferred tax balance is primarily attributable to deferred taxes required for the market-to-market adjustment in investments in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities."

The Company recorded an additional net deferred tax asset for the 1999 research and development credits and net operating loss carryforwards associated with the 1999 acquisition of NetCore in the amount of approximately $3,159,000. A valuation allowance is provided when it is more likely that not that some portion of the deferred tax asset will not be realized. At the end of 1998, the Company had a valuation allowance of $905,000 associated with the state net operating losses. In 1999, an additional $743,000 of valuation allowance was provided for state net operating losses.

As part of the 1999 acquisition of Tellabs Denmark, the Company acquired a deferred tax asset of approximately $40,635,000. This represents net operating loss carryforwards and depreciation offset by a deferred tax liability relating to intangibles. The Company has established a valuation allowance equal to the entire balance of $40,365,000 because it is more likely that not that this deferred tax asset will not be realized.

Deferred U.S. income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be permanently invested in those operations. The cumulative earnings of foreign subsidiaries were approximately $533,908,000 at December 31, 1999. The amount of unrecognized deferred tax liability for undistributed cumulative earnings of foreign subsidiaries at December 31, 1999, was approximately $72,445,000.

9. Segment and Geographical Information

The Company manages its business in one operating segment.

Consolidated net sales by product group are as follows:

(in thousands)	1999	1998
Digital Cross-Connect Systems	$1,362,732	$949,057
Managed Digital Networks	438,933	404,182
Network Access Systems	350,895	247,565
Other	166,938	103,406
Total	$2,319,498	$1,704,210

Consolidated net sales by country, based on the location of the customers, are as follows:

(in thousands)	1999	1998
United States	$1,628,353	$1,139,568
Other Geographic Areas	691,145	564,642
Total	$2,319,498	$1,704,210

Long-lived assets by country are as follows:

(In thousands)	1999	1998
United States	$353,332	$239,252
Finland	84,374	103,342
Denmark	71,236	-
Other Geographic Areas	58,021	33,658
Total	$566,963	$376,252

A single customer accounted for approximately 10.9 percent, 11.9 percent and 10.9 percent of consolidated net sales in 1999, 1998 and 1997, respectively.

10. Commitments

The Company and its Subsidiaries have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancellable and expire on various dates through 2012.

As of December 31, 1999, future minimum lease commitments under non-cancellable operating leases are as follows:

(In thousands)
2000	$23,743
2001	20,221
2002	13,357
2003	8,847
2004	7,321
2005 and thereafter	47,171
Total Minimum Lease Payments	$120,660

Rental expense for the years ended December 31, 1999, January 1, 1999, and January 2, 1998, was approximately $19,466,000, $16,728,000 and $9,609,000, respectively.

11. Long-Term Debt

Long-term debt at December 31, 1999, comprises industrial revenue bonds of $2,850,000. The industrial revenue bonds were issued on December 20, 1991, with the principal payable in October 2014. Interest is payable quarterly based on a variable interest rate set weekly based on market conditions for similar instruments. The effective rates for 1999, 1998 and 1997 were 3.32 percent, 3.47 percent and 3.71 percent, respectively. The debt is unsecured. The provisions of the loan agreement contain restrictive covenants, including a minimum net worth and debt-to-equity ratio, with which the Company was in compliance at December 31, 1999.

12. Earnings Per Share

	Year Ended	Year Ended	Year Ended
(in thousands, except per-share data)	12/31/99	1/1/99	1/2/98
The following chart sets forth the computation of earnings per share:
Numerator:
Net earnings	$559,120	$396,120	$275,302
Denominator:
Denominator for basic earning per share - weighted-average shares outstanding	401,202	394,546	388,155
Effect of dilutive securities:
Employee stock options and awards	11,305	10,214	11,079
Denominator for diluted earnings per share- adjusted weighted-average shares outstanding and assumed conversions	412,507	404,760	399,234
Earnings per share	$1.39	$1.00	$0.71
Earnings per share, assuming dilution	$1.36	$0.98	$0.69

13. Quarterly Financial Data (unaudited)

Selected quarterly financial data for 1999 and 1998 are as follows:

(in thousands, except per-share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
1999
Net sales	$469,651	$540,400	$594,505	$714,942	$2,319,498
Gross profit	$275,517	$329,345	$350,848	$425,758	$1,381,468
Net earnings	$102,196	$124,230	$144,040[1]	$188,654[2]	$559,120
Earnings per share	$0.26	$0.31	$0.36	$0.47	$1.39*
Earnings per share, assuming dilution	$0.25	$0.30	$0.35[1]	$0.46[2]	$1.36

1998
Net sales	$346,769	$407,721	$428,387	$521,333	$1,704,210
Gross profit	$201,088	$238,564	$247,995	$311,597	$999,244
Net earnings	$70,895	$121,127[3]	$83,081[4]	$121,017	$396,120
Earnings per share	$0.18	$0.31	$0.21	$0.31	$1.00*
Earnings per share, assuming dilution	$0.18	$0.30[3]	$0.21[4]	$0.30	$0.98*

*  The earnings-per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings-per share amounts do not necessarily equal the earnings per share for the year.

1  Net earnings and earnings per share include a $1,929 pre-tax charge for costs related to the acquisition of NetCore Systems, Inc. and a $6,934 pre-tax gain on the sale of stock held as an investment. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $140,611 and $0.34, respectively.

2  Net earnings and earnings per share include a $29,941 pre-tax gain on the sale of stock held as an investment. Pro forma net earnings and earnings per share, assuming dilution, excluding this item, net of tax would have been $168,144 and $0.41, respectively.

3  Net earnings and earnings per share include a $24,793 pre-tax asset impairment charge at the Company's Wireless Systems Division and a $73,374 pre-tax gain on the sale of stock held as an investment and the settlement of related hedge contracts. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $88,345 and $0.22, respectively.

4  Net earnings and earnings per share include a $12,991 pre-tax charge for merger costs related to the acquisition of Coherent Communications System Corporation and the terminated merger with CIENA Corporation. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $91,850 and $0.23, respectively.

14. Subsequent Event

In December 1999, the Company announced that it is acquiring SALIX Technologies, Inc. ("SALIX"), a leading developer of class-independent switching solutions that enable service providers to offer next-generation, converged services, such as voice-over-ATM (VoATM), voice-over-IP (VoIP) and Internet services, over any network infrastructure. Tellabs will issue approximately 4,700,000 shares of its common stock for all the oustanding shares of the privately-held SALIX. The acquisition, valued at approximately $300,000,000, is scheduled to close in the first quarter of 2000 and is expected to be accounted for as a pooling of interests.