Form 10-K, Exhibit 13
period 2000-12-29
TELLABS INC
filed 2001-03-29
CIK 317771

Management Statement of Financial Responsibility

The financial statements of Tellabs, Inc., and Subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of Tellabs, Inc., and Subsidiaries at December 29, 2000, and December 31, 1999, and the consolidated results of its operations for the years ended December 29, 2000, December 31, 1999, and January 1, 1999.
    The Company maintains accounting systems and related internal controls which, in the opinion of management, provide reasonable assurances that transactions are executed in accordance with management’s authorization, that financial statements are prepared in accordance with generally accepted accounting principles, and that assets are properly accounted for and safeguarded.
    Ethical decision-making is fundamental to the Company’s management philosophy. Management recognizes its responsibility for fostering a strong ethical climate so that the Company’s affairs are conducted to the highest standards of personal and corporate conduct. Employee awareness of these objectives is achieved through key written policy statements and training.
    The Board of Directors has appointed three of its non-employee members as an Audit Committee. This committee meets periodically with management and the independent auditors, who have free access to this committee without management present, to discuss the results of their audit work and their evaluation of the internal control structure and the quality of financial reporting.

/s Michael J. Birck
Michael J. Birck
Chairman of the Board

/s Richard C. Notebaert
Richard C. Notebaert
President and Chief Executive Officer

/s Joan E. Ryan
Joan E. Ryan
Executive Vice President and Chief Financial Officer

January 19, 2001

Consolidated Statements of Earnings
(In thousands, except per-share data)	Year Ended 12/29/00	Year Ended 12/31/99	Year Ended 1/1/99

Net Sales	$3,387,435	$2,322,370	$1,706,077
Cost of sales	1,552,049	940,083	706,099

Gross Profit	1,835,386	1,382,287	999,978
Operating expenses
Marketing	244,885	197,201	156,046
Research and development	415,237	312,287	224,111
General and administrative	162,871	131,926	91,773
Asset impairment	—	—	24,793
Merger costs	5,760	1,929	12,991
Goodwill amortization	11,674	7,106	5,855

	840,427	650,449	515,569
Operating Profit	994,959	731,838	484,409
Other income (expense)
Interest income	56,135	35,548	24,708
Interest expense	(634)	(579)	(361)
Other	58,966	35,313	68,894

	114,467	70,282	93,241
Earnings Before Income Taxes and Cumulative Effect of Change in Accounting Principle	1,109,426	802,120	577,650
Income taxes	349,469	252,457	186,190

Earnings Before Cumulative Effect of Change in Accounting Principle	759,957	549,663	391,460
Cumulative effect of change in accounting principle (net of tax of $13,409)	(29,161)	—	—

Net Earnings	$730,796	$549,663	$391,460

Earnings per Share Before Cumulative Effect of Change in Accounting Principle
Basic	$1.86	$1.36	$0.98
Diluted	$1.82	$1.32	$0.96
Cumulative Effect of Change in Accounting Principle per Share
Basic	$(0.07)	$—	$—
Diluted	$(0.07)	$—	$—
Earnings per Share
Basic	$1.79	$1.36	$0.98
Diluted	$1.75	$1.32	$0.96
Average number of common shares outstanding	409,425	404,872	398,115
Average number of common shares outstanding, assuming dilution	418,385	417,041	408,882
Pro forma financial information*

Net Earnings	$759,957	$552,365	$359,597
Earnings per Share
Basic	$1.86	$1.36	$0.90
Diluted	$1.82	$1.32	$0.88

* Assumes the cumulative effect of the change in accounting principle was applied retroactively to all periods presented.
The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

(In thousands, except share amounts)	12/29/00	12/31/99

ASSETS
Current Assets
Cash and cash equivalents	$329,289	$310,553
Investments in marketable securities	693,058	657,449
Accounts receivable, net of allowance of $27,590 and $11,556	802,546	611,227
Inventories
Raw materials	211,405	74,361
Work in process	55,863	38,108
Finished goods	160,987	73,327

	428,255	185,796
Miscellaneous receivables and other current assets	69,331	21,903

Total Current Assets	2,322,479	1,786,928

Property, Plant and Equipment
Buildings and improvements	243,007	168,148
Equipment	482,220	375,953

	725,227	544,101
Accumulated depreciation	(296,134)	(240,806)

	429,093	303,295
Land	31,668	32,891

	460,761	336,186
Goodwill, Net	73,924	87,275
Other Assets	215,903	144,236

Total Assets	$3,073,067	$2,354,625

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$155,006	$111,597
Accrued liabilities
Compensation	102,690	52,627
Payroll and other taxes	17,829	16,596
Other	43,526	40,236

Total accrued liabilities	164,045	109,459
Deferred income taxes	—	7,274
Income taxes	93,294	47,205

Total Current Liabilities	412,345	275,535

Long-Term Debt	2,850	9,350
Other Long-Term Liabilities	24,221	20,512
Deferred Income Taxes	6,067	1,723
Stockholders’ Equity
Preferred stock: authorized 5,000,000 shares of $.01 par value; no shares issued and outstanding	—	—
Common stock: authorized 1,000,000,000 shares of $.01 par value; 411,182,947 and 408,029,291 shares issued and outstanding, including treasury stock	4,112	4,080
Additional paid-in capital	441,909	376,648
Treasury Stock, at cost: 3,000,000 shares	(126,476)	—
Accumulated other comprehensive income
Cumulative translation adjustment	(127,018)	(82,915)
Unrealized net (losses)/gains on available-for-sale securities	(3,559)	41,872

Total accumulated other comprehensive loss	(130,577)	(41,043)
Retained earnings	2,438,616	1,707,820

Total Stockholders’ Equity	2,627,584	2,047,505

Total Liabilities and Stockholders’ Equity	$3,073,067	$2,354,625

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity
(In thousands)	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total

Balance at January 2, 1998	$1,984	$156,730	$ —	$ 68,089	$ 765,361	$ 992,164
Comprehensive income:
Net earnings	—	—	—	—	391,460	391,460
Other comprehensive income, net of tax:
Unrealized holding losses on marketable securities arising during period (net of deferred income taxes of $22,508)	—	—	—	(33,566)	—	(33,566)
Less: reclassification adjustment for gains included in net earnings (net of deferred income taxes of $27,968)	—	—	—	(42,001)	—	(42,001)

Net unrealized holding losses on marketable securities	—	—	—	(75,567)	—	(75,567)
Foreign currency translation adjustment	—	—	—	18,694	—	18,694

Comprehensive income						334,587
Stock options exercised	17	49,148	—	—	—	49,165
Stock retention programs	—	348	—	—	—	348
Employee stock awards	—	414	—	—	—	414
Adjustment to conform fiscal year of pooled entity — SALIX	—	—	—	—	3,295	3,295
Issuance of common stock	22	24,552	—	—	—	24,574

Balance at January 1, 1999	2,023	231,192	—	11,216	1,160,116	1,404,547

Comprehensive income:
Net earnings	—	—	—	—	549,663	549,663
Other comprehensive income, net of tax:
Unrealized holding gains on marketable securities arising during period (net of deferred income taxes of $20,970)	—	—	—	31,471	—	31,471
Less: reclassification adjustment for gains included in net earnings (net of deferred income taxes of $6,549)	—	—	—	(10,022)	—	(10,022)

Net unrealized holding gains on marketable securities	—	—	—	21,449	—	21,449
Foreign currency translation adjustment	—	—	—	(73,708)	—	(73,708)

Comprehensive income						497,404
Stock options exercised	50	139,628	—	—	—	139,678
Stock split	1,959	—	—	—	(1,959)	—
Stock retention programs	—	538	—	—	—	538
Employee stock awards	—	558	—	—	—	558
Issuance of common stock	48	4,732	—	—	—	4,780

Balance at December 31, 1999	4,080	376,648	—	(41,043)	1,707,820	2,047,505

Comprehensive income:
Net earnings	—	—	—	—	730,796	730,796
Other comprehensive income, net of tax:
Unrealized holding losses on marketable securities arising during period (net of deferred income taxes of $16,036)	—	—	—	(23,508)	—	(23,508)
Less: reclassification adjustment for gains included in net earnings (net of deferred income taxes of $14,604)	—	—	—	(21,923)	—	(21,923)

Net unrealized holding losses on marketable securities	—	—	—	(45,431)	—	(45,431)
Foreign currency translation adjustment	—	—	—	(44,103)	—	(44,103)

Comprehensive income						641,262
Stock options exercised	32	58,114	—	—	—	58,146
Stock retention programs	—	999	—	—	—	999
Employee stock awards	—	849	—	—	—	849
Stock compensation from acquired company	—	5,225	—	—	—	5,225
Purchase of treasury stock	—	—	(126,476)	—	—	(126,476)
Issuance of common stock	—	74	—	—	—	74

Balance at December 29, 2000	$4,112	$441,909	$(126,476)	$(130,577)	$2,438,616	$2,627,584

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flow

(In thousands)	Year Ended 12/29/00	Year Ended 12/31/99	Year Ended 1/1/99

Operating Activities
Net Earnings	$730,796	$549,663	$391,460
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	116,209	84,863	59,406
Tax benefit associated with stock option exercises	27,223	99,257	32,848
Provision for doubtful accounts	19,184	2,025	7,572
Deferred income taxes	1,261	(5,460)	(4,729)
Gain on investments	(58,756)	(42,572)	(74,398)
Asset impairment charges	—	—	24,793
Merger costs	5,760	1,929	12,991
Adjustment to conform fiscal years of pooled entity — SALIX	—	—	5,002
Net changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(225,219)	(133,472)	(181,875)
Inventories	(246,271)	(42,977)	(31,352)
Miscellaneous receivables and other current assets	(18,931)	(4,133)	(751)
Long-term assets	(80,725)	(76,265)	(39,012)
Accounts payable	45,206	43,192	11,835
Accrued liabilities	61,013	(968)	12,171
Income taxes	45,556	(25,093)	10,391
Long-term liabilities	3,830	2,226	2,990

Net Cash Provided by Operating Activities	426,136	452,215	239,342

Investing Activities
Acquisition of property, plant and equipment, net	(207,621)	(99,455)	(80,723)
Payments for purchases of investments	(643,580)	(666,556)	(710,100)
Proceeds from sales and maturities of investments	560,485	491,306	632,569
Payments for acquisitions, net of cash acquired	(535)	(143,420)	(16,941)
Net change in loan receivable	—	—	1,000

Net Cash Used for Investing Activities	(291,251)	(418,125)	(174,195)

Financing Activities
Proceeds from issuance of common stock	30,919	45,204	40,772
Purchase of treasury stock	(126,476)	—	—
Proceeds from notes payable	—	6,500	768
Payments of notes payable	(6,500)	(499)	(250)

Net Cash (Used for) Provided by Financing Activities	(102,057)	51,205	41,290

Effect of Exchange Rate Changes on Cash	(14,092)	(20,203)	2,050
Net Increase in Cash and Cash Equivalents	18,736	65,092	108,487
Cash and Cash Equivalents at Beginning of Year	310,553	245,461	136,974

Cash and Cash Equivalents at End of Year	$329,289	$310,553	$245,461

Other Information
Interest paid	$347	$343	$260
Income taxes paid	$274,796	$182,277	$148,365

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business
Operating in one business segment, the Company and its Subsidiaries design, assemble, market and service a diverse line of communications equipment used in public and private networks worldwide.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its Subsidiaries. All significant intercompany balances and transactions have been eliminated. As more fully described in Note 4, “Business Combinations,” the Company acquired SALIX Technologies, Inc. (“SALIX”) in February 2000. The acquisition has been accounted for as a pooling of interests. The consolidated financial statements give retroactive effect to the acquisition for all periods presented. In addition, certain reclassifications have been made in the 1998 and 1999 consolidated financial statements to conform to the 2000 presentation.
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

Fair Value of Financial Instruments
The Company’s financial instruments include cash and cash equivalents, marketable securities, cost-basis investments, and long-term debt. The carrying value of the cash and cash equivalents and long-term debt approximates their estimated fair values based upon quoted market prices. The fair value of investments in marketable securities is estimated based on quotes from brokers or current rates offered for instruments with similar characteristics.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property, Plant and Equipment
Property, plant and equipment is recorded at cost. Depreciation is computed using both the declining-balance and straight-line methods. Buildings are depreciated over 25 to 40 years, improvements over 7 years and equipment over 3 to 10 years.

Stock Options
Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” the Company continues to apply Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan grants.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases at enacted tax rates when such amounts are expected to be realized or settled.

Goodwill
On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of the net earnings generated by the related assets to determine that no impairment has occurred. Goodwill is amortized over terms ranging from 7 to 20 years using the straight-line method. The accumulated amortization of goodwill is approximately $34,562,000 and $24,915,000 at December 29, 2000, and December 31, 1999, respectively.

Revenue Recognition
Product revenue is recognized when all significant contractual obligations have been met, including the terms of the shipment, and collection of the resulting receivable is reasonably assured. Revenue for services is generally recognized upon completion of such services.

Earnings Per Share
In accordance with SFAS No. 128, “Earnings Per Share,” earnings per share are based on both the weighted-average number of shares and the weighted-average shares adjusted for assumed conversions of stock options. (See Note 12, “Earnings Per Share.”) On April 21, 1999, the Company declared a 2-for-1 stock split, payable in the form of a 100% stock dividend. All references to the number of common shares and per-share amounts have been retroactively restated to give effect to the stock dividend.

Foreign Currency Translation
The financial statements of the Company’s subsidiaries are generally measured using the local currency as the functional currency. Accordingly, the effect of translating a subsidiary’s stockholders’ equity in U.S. dollars is recorded as a cumulative translation adjustment in the Consolidated Balance Sheets.

Foreign Exchange
Foreign currency transaction gains and losses resulting from changes in exchange rates are recognized in “Other income (expense).” Net losses of $2,677,000, $1,073,000 and $4,057,000 were recorded in 2000, 1999 and 1998, respectively.

2. New Accounting Pronouncements

During the fourth quarter of 2000, Tellabs adopted the SEC’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements.” SAB No. 101 required the Company to modify its revenue recognition policies to be in compliance with the newly issued guidelines and its related interpretive guidance. For a complete discussion of the implementation effects on Tellabs’ consolidated results of operations, financial position and cash flows see Note 3, “Change in Accounting Principle.”
    In December 2000, the Company adopted the Emerging Issues Task Force (“EITF”) Issue 00-10, “Accounting for Shipping and Handling Fees and Costs.” Issue 00-10 requires companies to recognize revenue for the amounts billed to customers for shipping and handling charges. Previous to this, the Company recorded these billings as a reduction of cost of sales. Sales and cost of sales were not restated for any of the periods presented as such amounts are not significant.
    Tellabs also adopted EITF Issue 00-15, “Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option.” Issue 00-15 requires companies to report the tax benefit resulting from the deduction triggered by employees exercising stock options as a separate component of net cash from operations. Prior to this guidance, the Company had reported this amount as a reduction of the income taxes line in net cash from operations. All consolidated statements of cash flow have been restated to be in compliance with this new guidance.
    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards that require companies to record all derivative instruments on the balance sheet at their fair value. Changes in the derivatives’ fair value are to be reported in earnings or other comprehensive income, as appropriate. The effective date of SFAS No. 133 was delayed twice, first by SFAS No. 137 issued in June 1999 and then by SFAS No. 138 issued in June 2000. Tellabs will adopt SFAS No. 133 in the first quarter of 2001. The Company has evaluated the impact of adopting SFAS No. 133 and has determined that there will be no material effect on its consolidated results of operations, financial position or cash flows.

3. Change in Accounting Principle

In the fourth quarter of 2000, the Company changed its method of accounting for revenue recognition in accordance with SAB 101, “Revenue Recognition in Financial Statements,” retroactive to January 1, 2000. This change aligns the revenue recognition policy with certain customer-specific contractual provisions.
    Adoption of SAB 101 was recorded as a change in accounting method by reporting the cumulative effect of the change to prior periods in the first period of 2000. The cumulative effect of the change resulted in a charge to earnings of $29,161,000 (net of income taxes of $13,409,000), for the year ended December 29, 2000. The total revenue included in the change was $58,820,000. The effect on 2000 was to increase earnings before the cumulative effect of the change in accounting principle by $20,909,000 ($0.05 per share).
    For the three months ended March 31, 2000, the Company recognized $56,546,000 in revenue that was included in the cumulative effect adjustment as of January 1, 2000. The effect of that revenue in the first quarter was to increase earnings by $28,340,000 (net of income taxes of $13,032,000).
    For the three months ended June 30, 2000, the Company recognized the remainder of the revenue included in the cumulative effect adjustment as of January 1, 2000. The effect of that adjustment in the second quarter was to increase revenue by $2,274,000 and earnings by $821,000 (net of income taxes of $377,000).
    The effects of the quarterly restatement for SAB 101 are shown in Note 13, “Quarterly Financial Data.”

4. Business Combinations

In February 2000, the Company acquired SALIX Technologies, Inc. a developer of next-generation switching solutions that enable service providers worldwide to offer next-generation, converged services, such as voice-over-ATM (“VoATM”), voice-over-IP (“VoIP”) and Internet services, over any network infrastructure, in a transaction accounted for as a pooling of interests. The Company issued approximately 3,784,000 shares of its common stock in exchange for all the outstanding common and preferred shares of SALIX. During the first quarter of 2000, the Company recognized a pre-tax charge of $5,760,000 for costs related to the SALIX acquisition.
    In August 1999, the Company acquired NetCore Systems, Inc. (“NetCore”) a developer of carrier-class IP routing and ATM switching solutions, in a transaction accounted for as a pooling of interests. The Company issued approximately 8,868,000 shares of its common stock in exchange for all the outstanding common and preferred shares of NetCore. In 1999, the Company recognized a pre-tax charge of $1,929,000 for costs related to the NetCore merger.
    In July 1999, the Company acquired Alcatel’s DSC Communications businesses in Europe, now known as Tellabs Denmark. The acquisition covered DSC Communications’ European headquarters in Denmark, along with its business operations in Drogheda, Ireland; sales and support offices in England, India and Poland; and an interest in FIBCOM India Ltd., a joint venture with Indian Telephone Industries Ltd. in India. Tellabs Denmark is a provider of managed, high-speed transport solutions that operate in synchronous digital hierarchy and dense wavelength division multiplexing environments. The acquisition was accounted for as a purchase, and accordingly, the results of operations of the acquired businesses were included in the consolidated operating results of Tellabs from the date of acquisition. The allocation of purchase price was as follows:

(In thousands)

Fair value of assets acquired	$136,345
Cost in excess of fair value	9,845
Liabilities assumed	(39,799)

Cash paid for acquisition	$106,391

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
    In August 1998, the Company acquired all of the outstanding shares of Coherent Communications Systems Corporation (“Coherent”) a developer, manufacturer and marketer of voice-quality enhancement products for wireless, satellite-based, cable communication, and wireline telecommunications systems throughout the world, in a transaction accounted for as a pooling of interests. The Company issued approximately 22,424,000 shares of its common stock to Coherent shareholders in exchange for all outstanding Coherent shares. In 1998, the Company recognized a pre-tax charge of $12,991,000 for costs related to the Coherent merger and its terminated merger with CIENA Corporation.
    The Company has restated all prior consolidated financial statements presented to include the combined operating results, financial position and cash flows of SALIX, NetCore and Coherent as if they were always part of the Company.
    Prior to its acquisition, SALIX operated on a June 30th fiscal year. Restated consolidated financial statements for the year ended December 31, 1999, include the calendar results of operations, financial position and cash flows for SALIX. Restated financial statements for the fiscal year ended January 1, 1999, include SALIX consolidated statements of earnings for the fiscal year ended June 30, 1999, and the balance sheets at December 31, 1998. The effect of the 1998 restatement is the double counting of earnings for the six month period ending June 30, 1999. The SALIX results of operations from this six-month period were as follows:
(In thousands)	Six Fiscal Months Ended 6/30/99

Net sales	$1,036
Gross profit	$338
Operating (loss)	$(5,062)
Net (loss)	$(3,295)

    Net earnings from this six-month period have been reported as an adjustment to retained earnings. Restated financial statements for the fiscal year ending January 2, 1998, include SALIX consolidated statements for the fiscal year ended June 30, 1998.
    No material adjustments were recorded to conform the accounting policies of Tellabs, SALIX, Coherent and NetCore. Certain reclassifications and adjustments were made to conform the Tellabs, SALIX, Coherent and NetCore presentations, including the conversion of SALIX and NetCore redeemable convertible preferred shares to common shares outstanding, for all periods presented, at the applicable exchange rates, and the reclassification of costs related to the generation of customer service revenue from “Operating Expenses” to “Cost of Sales.”
    The following table shows the historical results of operations of Tellabs and the restated combination of SALIX, Coherent and NetCore for the periods prior to the consummation of the merger between the companies:

(In thousands)	Year Ended 12/29/00	Year Ended 12/31/99	Year Ended 1/1/99

Revenue:
Tellabs	$3,387,166	$2,319,498	$1,660,102
SALIX	269*	2,872	1,867
Coherent	—	—	44,108***
NetCore	—	—	—

Consolidated total, as restated	$3,387,435	$2,322,370	$1,706,077

Net earnings (loss):
Tellabs	$732,467	$568,212	$398,328
SALIX	(2,532)*	(14,125)	(7,118)
Coherent	—	—	4,698***
NetCore	—	(12,022)**	(11,029)
Reversal of SALIX Deferred Tax Valuation Allowance	861	4,668	2,458
Reversal of NetCore Deferred Tax Valuation Allowance	—	2,930	4,123

Consolidated total, as restated	$730,796	$549,663	391,460

* Represents 2000 revenues and earnings for SALIX prior to the acquisition; SALIX's 2000 revenues and earnings after the acquisition are included in Tellabs’ consolidated operating results.
** Represents 1999 earnings for NetCore prior to the acquisition; NetCore’s 1999 earnings after the acquisition are included in Tellabs’ consolidated operating results.
*** Represents 1998 revenues and earnings for Coherent prior to acquisition; Coherent’s 1998 revenues and earnings after the acquisition were included in Tellabs’ consolidated operating results.

5. Investments

Available-for-sale marketable securities are accounted for at market prices with the unrealized gain or loss, net of deferred income taxes, shown as a separate component of stockholders’ equity. At December 29, 2000, and December 31, 1999, they consisted of the following:

(In thousands)	Amortized Cost	Unrealized Gain/(Loss)	Market Value

2000
State and municipal securities	$278,553	$(1,645)	$276,908
Preferred and common stocks	147,276	(4,699)	142,577
U.S. government and agency debt obligations	118,097	(460)	117,637
Corporate debt obligations	103,707	312	104,019
Foreign government debt obligations	51,445	472	51,917

	$699,078	$(6,020)	$693,058

1999
State and municipal securities	$239,032	$(752)	$238,280
Preferred and common stocks	102,013	73,791	175,804
U.S. government and agency debt obligations	126,373	(2,728)	123,645
Corporate debt obligations	66,213	(586)	65,627
Foreign government debt obligations	54,045	48	54,093

	$587,676	$69,773	$657,449

    In 2000, the Company sold stock of a certain investment, of which approximately 40% was covered by various market price collars, for a pre-tax gain of $39,785,000. Also in 2000, the Company recognized a pre-tax gain of $13,215,000 from distributions from certain of its technology investments. In 1999, the Company sold stock of a certain investment for a pre-tax gain of $36,875,000.

6. Financial Instruments

The Company conducts business on a global basis in several major currencies. Foreign currency risk is managed through the use of forward exchange contracts to hedge nonfunctional currency receivables and payables that are expected to be settled in less than one year. The Company does not enter into forward exchange contracts for trading purposes.
    The foreign currency forward exchange contracts are primarily used to manage exposure to changes in the British pound, Danish krone, Euro and U.S. dollar exchange rates. Gains and losses on the contracts are accounted for under the accrual method, with market value gains and losses on the contracts being recognized and combined with offsetting foreign exchange gains or losses on the net foreign accounts receivable and payable. Net losses on forward exchange contracts were $1,826,000, $5,889,000 and $339,000 for 2000, 1999 and 1998, respectively.
    The table below presents a summary of the notional values of forward contracts by currency at December 29, 2000. The notional amounts are U.S. dollar values of the agreed-upon amounts in each foreign currency that will be delivered to a third party on the agreed-upon date.

(In thousands)	Notional Amount	Fair Value

Forward contracts at December 29, 2000:
Related forward contracts to sell foreign currencies for Euro	$112,518	$112,574
Related forward contracts to sell foreign currencies for Danish krone	11,732	11,733
Related forward contracts to sell foreign currencies for British pound	3,141	3,143
Related forward contracts to sell foreign currencies for U.S. dollar	11,141	11,182

Total	$138,532	$138,632

7. Employee Benefit and Retirement Plans

The Company maintains a defined-contribution 401(k) savings plan (“401(k) plan”) for the benefit of eligible employees. Under the 401(k) plan, a participant may elect to defer a portion of annual compensation. Matching contributions equal to the first 3% of annual compensation were made by the Company for all eligible participants. The Company’s Board of Directors may authorize discretionary contributions to the 401(k) plan, for which no amounts were authorized in 2000, 1999 or 1998. Contributions to the 401(k) plan are immediately vested in plan participants’ accounts. The Company maintains similar plans for the benefit of eligible employees at its Finland, Ireland and Denmark subsidiaries.
    The Company maintains defined-contribution retirement and profit-sharing plans for the benefit of eligible employees. Under both plans, the Company’s contributions totaled 5% of eligible annual compensation for each eligible participant in 2000, 1999 and 1998. No part of the contributions is vested until after a service period of five years, at which time the participant is fully vested. The Company’s contributions to the profit sharing plan, which were 0.5% of eligible annual compensation in 2000, 1999 and 1998, are maintained as part of the 401(k) plan.
    Company contributions to the 401(k) savings and profit-sharing plans were $15,436,000, $12,665,000 and $10,646,000 for 2000, 1999 and 1998, respectively. Company contributions to the retirement plan were $9,421,000, $9,135,000 and $6,166,000 for 2000, 1999 and 1998, respectively.
    The Company maintains a defined-benefit retiree medical plan. Under the plan, which was implemented in 1999, the Company provides qualified retirees with a subsidy to supplement their medical costs and allows the retirees to participate in the Company-sponsored healthcare plan. The Company records, as part of operating expenses, the estimated current costs of the plan. In 2000 and 1999, those costs were $1,857,000 and $1,293,000, respectively.
    The Company provides a deferred compensation plan that permits certain officers and management employees to defer portions of their compensation. Unless the plan is amended by the Company, the deferred amounts earn an annual interest rate of 12% during the term of the plan. The liabilities for the deferred salaries plus interest are included in “Other Long-Term Liabilities.”
    The Company maintains an employee stock purchase plan. Under the plan, employees elect to withhold a portion of their compensation to purchase the Company’s common stock at fair market value. The Company matches 15% of each employee’s withholdings. Compensation expense is recognized for the amount that the Company contributes to the plan through its matching of participant withholdings.
    The Company has a program to award shares of the Company’s common stock to employees in recognition of their past service. Each full-time employee who has worked for a continuous 5-, 10-, 15- or 20-year period is awarded 10, 15, 25 or 50 shares, respectively. When an employee stock award is granted, compensation expense is charged for the fair market value of the shares issued.
    The Company has a number of employee retention programs under which certain employees, primarily as a result of the Company’s acquisitions, are entitled to a specific number of shares of the Company’s stock over a one- or two-year vesting period.

8. Stock Options

At December 29, 2000, the Company had 11 stock-based compensation plans. Under these plans, the Company typically grants options to purchase the Company’s common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable on a cumulative basis at a rate of 25% on each of the first through fourth anniversaries of the grant date and have a maximum term of five, seven and 10 years. A total of 105,747,016 shares were authorized for issuance at December 29, 2000. Certain plans also provide for the granting of stock appreciation rights (SARs) in conjunction with, or independently of, the options under the plans. The SARs are typically assigned terms of five or 10 years. At December 29, 2000, there were 51,728 SARs outstanding under the plans. At December 29, 2000, the exercise prices of the Company’s outstanding SARs ranged from $14.31 to $70.63.

    The Company applies APB Opinion No. 25 and its related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan grants. Had compensation cost for the Company’s stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans consistent with the method required by SFAS No. 123, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the following chart:

(In thousands, except per-share data)	2000	1999	1998

Net earnings
As reported	$730,796	$549,663	$391,460
Pro forma	$667,023	$513,053	$368,853
Earnings per common share
As reported	$ 1.79	$ 1.36	$ 0.98
Pro forma	$ 1.63	$ 1.27	$ 0.93
Earnings per common share, assuming dilution
As reported	$ 1.75	$ 1.32	$ 0.96
Pro forma	$ 1.59	$ 1.23	$ 0.90

    These pro forma amounts may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

    The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 2000, 1999 and 1998:
	2000	1999	1998

Expected volatility	62.6%	67.6%	64.6%
Risk-free interest rate	4.9%	5.4%	4.9%
Expected life	5.1 years	4.1 years	4.3 years
Expected dividend yield	0.0%	0.0%	0.0%

    A summary of the status of the Company’s options plans as of December 29, 2000, December 31, 1999, and January 1, 1999, and of changes during the years ending on these dates is presented in the following chart:
	2000		1999		1998

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding-beginning of year	22,434,661	$ 21.44	25,564,136	$ 11.70	23,871,423	$ 10.05
Granted	9,208,639	58.66	4,266,694	54.14	6,061,551	14.35
Exercised	(3,185,008)	9.71	(6,548,659)	6.19	(3,646,575)	4.20
Forfeited	(2,254,421)	40.40	(847,510)	21.79	(722,263)	16.98

Outstanding-end of year	26,203,871	$ 34.31	22,434,661	$ 21.44	25,564,136	$ 11.70

Exercisable at end of year	12,325,391		10,982,737		13,126,097
Available for grant	5,761,240		13,302,987		16,538,810
Weighted-average fair value of options granted during the year	$ 33.88		$ 34.05		$ 9.69

Options outstanding and exercisable as of December 29, 2000, by price range:

		Outstanding			Exercisable

Range of Excercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

$0.11—3.30	3,887,049	2.74	$2.24	3,871,460	$2.24
$3.72—8.38	680,100	4.25	$8.22	680,100	$8.22
$8.59—$14.31	3,072,586	5.24	$14.26	3,053,465	$14.26
$14.50—$17.13	3,651,083	7.60	$17.12	1,684,904	$17.11
$17.19—$25.25	2,637,198	6.38	$24.05	1,822,528	$24.18
$25.59—$51.69	2,926,054	8.79	$46.75	283,100	$35.61
$54.00—$61.44	3,196,477	8.69	$60.57	787,935	$60.34
$61.88—$61.88	5,539,600	9.33	$61.88	9,000	$61.88
$62.69—$70.06	329,774	8.45	$66.36	132,999	$65.09
$70.63—$70.63	283,950	9.40	$70.63	—	—

$0.11—$70.63	26,203,871	7.05	$34.31	12,325,391	$16.03

9. Income Taxes

Components of the Company's earnings before income taxes are as follows:

(In thousands)	Year Ended 12/29/00	Year Ended 12/31/99	Year Ended 1/1/99

Domestic source	$918,991	$561,805	$364,573
Foreign source	190,435	240,315	213,077

Total	$1,109,426	$802,120	$577,650

The provision for income tax expense (benefit) consists of the following:

Current: Federal	$258,683	$181,663	$115,611
State	34,214	26,854	17,927
Foreign	41,902	49,400	57,381

	334,799	257,917	190,919

Deferred: Federal	13,818	(9,332)	(5,091)
State and foreign	852	3,872	362

	14,670	(5,460)	(4,729)

Total Provision	$349,469	$252,457	$186,190

Deferred tax assets (liabilities) for 2000 and 1999 are comprised of the following:

(In thousands)	Ending Balance 12/29/00	Ending Balance 12/31/99

Deferred Tax Assets
NOL and research and development & credit carryforwards	$37,296	$52,876
Inventory reserves	14,280	9,637
Accrued liabilities	6,467	2,946
Deferred compensation plan	6,438	5,828
Unrealized loss on marketable securities	4,666	-
Deferred employee benefit expenses	3,589	2,539
Other	10,984	4,099

Gross deferred tax assets	83,720	77,925

Deferred Tax Liabilities
Amortizable intangibles	(5,107)	(6,923)
Depreciation	(3,361)	(7,490)
Unrealized gain on marketable securities	-	(26,665)
Other	(7,701)	(2,868)

Gross deferred tax liabilities	(16,169)	(43,946)

Valuation allowance	(43,845)	(42,976)
Net Deferred Tax Asset/(Liability)	$23,706	$(8,997)

Federal income taxes at the statutory rate are reconciled with the Company's income tax provision as follows:
(In percentages)	Year Ended 12/29/00	Year Ended 12/31/99	Year Ended 1/1/99

Statutory U.S. income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal benefits	1.9	2.1	1.9
Research and development credit	(2.2)	(1.6)	(0.8)
Foreign income taxes	(1.6)	(2.7)	(2.0)
Charitable contribution	(0.4)	-	(0.8)
Benefit attributable to foreign sales corporation	(0.3)	(0.3)	(0.3)
Tax benefits associated with merger of Finland subsidiaries	-	(0.3)	(0.5)
Other - net	(0.9)	(0.7)	(0.3)

Effective Income Tax Rate	31.5%	31.5%	32.2%

    Deferred income taxes increased to an asset balance of $23,706,000 at December 29, 2000, from a liability balance of $8,997,000 at December 31, 1999. The change in the deferred tax balance is primarily attributable to the mark-to-market adjustment for investments in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities."
    In 2000, the Company was able to utilize a portion of the carryforward net operating losses and research and development credits associated with prior domestic acquisitions. As of December 29, 2000, the balances in these deferred tax assets totaled approximately $6,645,000. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. At the end of 2000, the Company provided a valuation allowance for state net operating losses totaling $2,915,000.
    As part of the 1999 acquisition of Tellabs Denmark, the Company acquired a deferred tax asset. The value of this asset was approximately $40,930,000 at the end of 2000. This asset represents net operating loss carryforwards and depreciation netted against a deferred tax liability relating to intangibles. The Company has established a valuation allowance associated with this entire balance of $40,930,000 because it is more likely than not that this deferred tax asset will not be realized.
    Deferred U.S. income taxes and foreign withholding taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be permanently invested in those operations. The undistributed cumulative earnings of foreign subsidiaries that are considered to be permanently invested were approximately $619,259,000 at December 29, 2000.

10. Product Group and Geographical Information

The Company manages its business in one operating segment.
    Consolidated net sales by product group are as follows:

(In thousands)	2000	1999	1998

Optical Networking	$2,153,395	$1,367,549	$952,700

Broadband Access	763,165	540,497	428,044

Next-Generation Switching	194,167	267,457	244,767

Customer Service	261,917	138,263	75,404
Other	14,791	8,604	5,162

Total	$3,387,435	$2,322,370	$1,706,077

Consolidated net sales by country, based on the location of the customers, are as follows:

(In thousands)	2000	1999	1998

United States	$2,632,457	$1,631,225	$1,141,435
Other Geographic Areas	754,978	691,145	564,642

Total	$3,387,435	$2,322,370	$1,706,077

Long-lived assets by country are as follows:

(In thousands)	2000	1999

United States	$532,949	$354,066
Finland	90,483	84,374
Denmark	61,189	71,236
Other Geographic Areas	65,967	58,021

Total	$750,588	$567,697

    A single customer accounted for approximately 19.1% of consolidated net sales in 2000. In 1999, a single customer accounted for approximately 11.5% and another single customer accounted for approximately 11.0% of consolidated net sales. In 1998, a single customer accounted for approximately 13.9% and another single customer accounted for approximately 12.6% of consolidated net sales.

11. Commitments

The Company and its Subsidiaries have a number of operating lease agreements primarily involving office space, buildings, and office equipment. These leases are non-cancellable and expire on various dates through 2013.
    As of December 29, 2000, future minimum lease commitments under non-cancellable operating leases are as follows:

(In thousands)

2001	$29,041
2002	20,860
2003	13,690
2004	10,918
2005	10,852
2006 and Thereafter	38,152

Total Minimum Lease Payments	$123,513

Rental expense for the years ended December 29, 2000, December 31, 1999, and January 1, 1999, was approximately $30,808,000, $19,671,000, and $18,869,000, respectively.

12. Earnings Per Share

The following chart sets forth the computation of earnings per share:

(In thousands, except per-share data)	2000	1999	1998

Numerator:
Net earnings before cumulative effect of change in accounting principle	$759,957	$549,663	$391,460
Cumulative effect of change in accounting principle	(29,161)	—	—

Net earnings	$730,796	$549,663	$391,460
Denominator:
Denominator for basic earnings per share — weighted-average shares outstanding	409,425	404,872	398,115
Effect of dilutive securities: Employee stock options and awards	8,960	12,169	10,767

Denominator for diluted earnings per share — adjusted weighted-average shares outstanding and assumed conversions	418,385	417,041	408,882
Earnings per share before cumulative effect of change in accounting principle	$1.86	$1.36	$0.98
Earnings per share before cumulative effect of change in accounting principle, assuming dilution	$1.82	$1.32	$0.96
Cumulative effect of change in accounting principle per share	$(0.07)	—	—
Cumulative effect of change in accounting principle per share, assuming dilution	$(0.07)	—	—
Earnings per share	$1.79	$1.36	$0.98
Earnings per share, assuming dilution	$1.75	$1.32	$0.96

13. Quarterly Financial Data (unaudited)
The Company adopted SAB 101, “Revenue Recognition in Financial Statements,” in the fourth quarter of 2000. (For more information see Note 3, “Change in Accounting Principle.”) The table below shows selected quarterly financial data for 2000 as previously reported and restated for the effects of SAB. 101.

	First	Quarter	Second	Quarter	Third	Quarter	Fourth Quarter	Total
(In thousands, except per-share data)	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Reported	As Reported
2000
Net sales	$639,490	$631,285	$800,739	$785,460	$870,603	$812,111	$1,158,579	$3,387,435
Gross profit	$331,574	$332,191	$430,231	$422,037	$467,032	$433,384	$647,774	$1,835,386
Net earnings before cumulative effect of change in accounting principle	$120,088	$120,511[1]	$162,741	$157,128	$210,376	$187,327[2]	$294,991[3]	$759,957
Cumulative effect of change in accounting principle	—	$(29,161)	—	—	—	—	—	$(29,161)
Net earnings	$120,088	$91,350	$162,741	$157,128	$210,376	$187,327	$294,991	$730,796
Earnings per share before cumulative effect of change in accounting principle	$0.29	$0.29	$0.40	$0.38	$0.51	$0.46	$0.72	$1.86*
Earnings per share before cumulative effect of change in accounting principle, assuming dilution	$0.29	$0.29[1]	$0.39	$0.38	$0.50	$0.45[2]	$0.71[3]	$1.82*
Cumulative effect of change in accounting principle per share	—	$(0.07)	—	—	—	—	—	$(0.07)
Cumulative effect of change in accounting principle per share, assuming dilution	—	$(0.07)	—	—	—	—	—	$(0.07)
Earnings per share	$0.29	$0.22	$0.40	$0.38	$0.51	$0.46	$0.72	$1.79*
Earnings per share, assuming dilution	$0.29	$0.22[1]	$0.39	$0.38	$0.50	$0.45[2]	$0.71[3]	$1.75*
1999
Net sales		$469,800		$541,288		$595,358	$715,924	$2,322,370
Gross profit		$275,372		$329,829		$351,096	$425,990	$1,382,287
Net earnings		$101,001		$122,139		$141,247[4]	$185,276[5]	$549,663
Earnings per share		$0.25		$0.30		$0.35	$0.46	$1.36
Earnings per share, assuming dilution		$0.24		$0.29		$0.34[4]	$0.44[5]	$1.32*
* The earnings-per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings-per-share amounts does not necessarily equal the earnings per share for the year.
1 Net earnings and earnings per share include a $5,760 pre-tax charge for merger costs related to the acquisition of Salix Technologies, Inc., a $19,161 pre-tax gain on the sale of stock held as an investment, and a $4,588 pre-tax gain on a distribution from one of the company’s technology investments. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $79,387 and $0.19, respectively.
2 Net earnings and earnings per share include a $12,102 pre-tax gain on the sale of stock held as an investment, and a $8,627 pre-tax gain on a distribution from one of the company’s technology investments. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $173,214 and $0.42, respectively.
3 Net earnings and earnings per share include a $8,522 pre-tax gain on the sale of stock held as an investment. Pro forma net earnings and earnings per share, assuming dilution, excluding this item, net of tax, would have been $289,153 and $0.70, respectively.
4 Net earnings and earnings per share include a $1,929 pre-tax charge for merger costs related to the acquisition of NetCore Systems, Inc. and a $6,934 pre-tax gain on the sale of stock held as an investment. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $137,819 and $0.33, respectively.
5 Net earnings and earnings per share include a $29,941 pre-tax gain on the sale of stock held as an investment. Pro forma net earnings and earnings per share, assuming dilution, excluding this item, net of tax, would have been $164,767 and $0.39, respectively.