Form 10-K, Exhibit 13
period 2001-12-28
TELLABS INC
filed 2002-03-22
CIK 317771

 Management’s Discussion and Analysis

2001 Overview
2001 was a challenging year for Tellabs due to the dramatic economic downturn in the telecommunications industry. As a result, there was an abrupt slowdown in capital spending levels by telecommunications carriers, particularly in the United States, as these companies began to recalibrate their capital spending to align their capacity on hand with current end-customer demand levels. Tellabs responded by undertaking a series of restructurings intended to both realign its cost structure and reinvent its business to meet the new outlook for the industry. Major components of the Company’s restructuring efforts included: exiting the SALIX and NetCore next-generation switching program; discontinuing the development of the TITAN 6700 Optical Transport Switch; strategic realignment of worldwide manufacturing capacity; workforce reductions; a reduction of excess inventories and related purchase commitments and a consolidation of facilities. Overall, the Company incurred pre-tax restructuring and other charges of $448.7 million ($321.6 million, after-tax, or $0.79 per diluted share). For a detailed discussion of the Company’s 2001 restructuring efforts, see Note 3, “Restructuring and Other Charges.”
    The effects of the economic slowdown were seen throughout the Company’s 2001 financial results. 2001 net sales totaled $2,199.7 million, down 35.1% compared with the prior year. The Company’s 2001 gross margin as a percentage of sales declined to 34.7%, compared with 54.2% last year, due to inventory-related charges of $250.2 million from the Company’s restructuring activities. Total operating expenses increased to $1,042.6 million in 2001 primarily from the inclusion of $192.3 million of 2001 restructuring charges. Other income for 2001 was $34.6 million, down 69.7% from 2000. The reduction in other income was due to an additional $40.2 million earned in 2000 from sales of equity investments, along with the impairment write-down of various preferred and equity securities in 2001, which totaled $25.9 million. The Company’s 2001 effective tax rate was 25.6% compared with 31.5% in 2000, reflecting the tax implications of the various restructuring charges incurred during 2001. As a result, Tellabs incurred a net loss of $182.0 million or $0.44 per share, compared with net earnings of $730.8 million or $1.75 per diluted share outstanding in 2000. For a detailed comparison of 2001 and 2000 results, please refer to the 2001 vs. 2000 Pro Forma Comparison.
    On a positive note, Tellabs recognized its first revenues from sales of its new optical networking products, the TITAN 6500 Multiservice Transport Switch (“MTS”) and the TITAN 6100 Optical Transport Switch (“OTS”), which accounted for approximately 4% of overall revenues (please refer to the glossary for an explanation of technical terms). Tellabs also acquired Future Networks, Inc. (“FNI”), a leader in standards-based voice and cable modem technology, for approximately $141.8 million (for more information, see Note 5, “Business Combinations”). In addition, the Company announced the pending acquisition of Ocular Networks, Inc., a leader in next-generation optical solutions for the metropolitan edge, for about $355 million including options. This acquisition was completed in early January 2002.

Results of Operations

2001 vs. 2000 Pro Forma Comparison
As previously mentioned above, the Company incurred pre-tax charges of approximately $448.7 million ($321.6 million, after-tax, or $0.79 per diluted share) in connection with its 2001 restructuring efforts as described in Note 3, “Restructuring and Other Charges.” In addition to these charges, there were also a number of other non-comparable items in both years that the Company believes should be excluded from the comparison of operations for 2000 and 2001 in order to obtain a more accurate understanding of the Company’s core business. As a result, all 2001 vs. 2000 comparisons are derived from the pro forma results of operations from the chart below. Investors are advised to read the following comparisons in conjunction with the Company’s audited financial statements and notes thereto appearing elsewhere in this Annual Report.
(In millions, except per share data)	2001 Reported	Restructuring and Other Charges	Non-Comparable Items[1]	2001 Pro Forma	2000 Reported	Non-Comparable Items[2]	2000 Pro Forma

Net sales	$2,199.7	$ (6.2)	—	$2,205.9	$3,387.4	—	$3,387.4
Cost of goods sold	1,436.5	250.2	—	1,186.3	1,552.0	—	1,552.0

Gross margin	763.2	(256.4)	—	1,019.6	1,835.4	—	1,835.4
Operating expenses	1,042.6	192.3	—	850.3	840.4	$ 5.8	834.6

Operating margin	(279.4)	(448.7)	—	169.3	995.0	(5.8)	1,000.8
Other income	34.6	—	$ (13.1)	47.7	114.4	53.0	61.4

Earnings (loss) before taxes	(244.8)	(448.7)	(13.1)	217.0	1,109.4	47.2	1,062.2

Net earnings (loss) before cumulative effect	(182.0)	(321.6)	(9.0)	148.6	760.0	31.9	728.1
Cumulative effect, net	—	—	—	—	(29.2)	—	(29.2)

Net earnings	$(182.0)	$(321.6)	$ (9.0)	$ 148.6	$ 730.8	$ 31.9	$ 698.9

Diluted EPS	$ (0.44)	$ (0.79)	$ (0.02)	$ 0.36	$ 1.75	$ 0.08	$ 1.67

Diluted shares	409.6	409.6	413.8	413.8	418.4	418.4	418.4
1 2001 other income included a pre-tax loss of $25.9 million ($17.8 million, after-tax, or $0.04 per diluted share) related to the impairment write-down and subsequent sale of certain preferred and common stock investments and a pre-tax gain of $12.8 million ($8.8 million, after-tax, or $0.02 per diluted share) from the sale of stock held as an investment.
2 2000 operating expenses included a pre-tax charge of $5.8 million related to the SALIX merger ($3.8 million, after-tax, or $0.01 per diluted share). 2000 other income included a pre-tax gain of $39.8 million on the sale of stock held as an investment ($26.9 million, after-tax, or $0.06 per diluted share) and a pre-tax gain of $13.2 million related to distributions from the Company’s technology investments ($8.8 million, after-tax, or $0.02 per diluted share).

    2001 net sales totaled $2,205.9 million, a decrease of 34.9% compared with 2000 net sales levels. The primary driver behind the decrease in net sales was the slowdown in capital spending by the major telecommunications carriers, described above. Net product sales in 2001 were down 39.6% to $1,878.4 million compared with $3,110.7 million in 2000, mainly due to lower sales of the Company’s optical networking products. Optical networking products sales for 2001 totaled $1,202.8 million compared with $2,153.4 million in 2000. Lower sales of the Company’s TITAN 5500/5500S and TITAN 532L digital cross-connect systems were the primary contributors to the overall shortfall in optical networking products revenue. During 2001, Tellabs recognized first revenues from sales of the new entrants to the Company’s optical networking product portfolio, the TITAN 6500 MTS and the TITAN 6100 OTS, which accounted for approximately 4% of overall sales and partially mitigated the overall decline experienced from the slowdown in carrier spending. Broadband access product sales for 2001 totaled $538.0 million compared with $763.2 million in 2000. The 29.5% decline in broadband access products sales was the result of a combination of lower CABLESPAN® 2300 universal telephony distribution system sales and lower MartisDXX® managed access and transport system sales, which offset gains during the year in sales of the Company’s FOCUSTM international-standard optical products. Sales of Tellabs voice-quality enhancement products totaled $137.6 million for 2001, down 29.1% due in large part to lower sales of echo cancellation products.
    Net services and other revenues for 2001 totaled $327.5 million compared with $276.7 million for 2000. Net services and other revenues were generated from the Company’s services and solutions area, which provides a variety of professional services to customers, including the installation and testing of the Company’s products. The 18.4% growth was mainly a function of the completion of installation and testing services in 2001 related to the record fourth quarter 2000 sales of the Company’s optical networking products.
    Sales within the United States for 2001 decreased 36.0% compared with 2000 and accounted for approximately 76.4% of total sales. Sales outside the United States decreased 31.0% compared with 2000 and accounted for approximately 23.6% of total sales.
    Gross margin as a percentage of sales for 2001 was 46.2% compared with 54.2% for 2000. Gross product margin as a percentage of sales for 2001 totaled 51.2% compared with 58.6% for 2000. The decrease in gross product margin as a percentage of sales for 2001 was due to a variety of factors including:
  a shift in overall product mix brought about by the abrupt slowdown in service provider spending, particularly in the United States, which had the greatest impact on the Company’s higher-margin optical networking products, and lower sales leverage of the Company’s relatively fixed manufacturing expenditures, particularly in the first part of 2001, due to the combination of the slowdown in service provider spending and the fact that the Company had initially structured its operations for a much higher revenue target in 2001.
    Services and other gross margin as a percentage of sales for 2001 was 17.7% compared with 4.8% in 2000. The improvement was a function of both favorable expense leverage in 2001 due to the significant growth in net services and other revenues, and cost control efforts implemented in the Company’s professional services area.
    Operating expenses for 2001 were $850.3 million compared with $834.6 million in 2000. As a percentage of sales, operating expenses in 2001 were 38.5% compared with 24.6% in 2000. Research and development expenditures for 2001 totaled $425.5 million compared with $415.2 million in 2000. The growth in research and development spending was attributable to product development work on the two new optical networking products introduced in 2001, expenditures associated with the discontinued TITAN 6700 optical switch, and the inclusion of expenditures from Future Networks, Inc., which was acquired in February 2001 (for more information, see Note 5, “Business Combinations”). The overall growth in research and development spending was partially offset by cost savings due to the discontinuation of the SALIX and NetCore next-generation switching initiative in April 2001. As a percentage of sales, research and development spending was 19.3% in 2001 and 12.3% in 2000. The increase in research and development spending as a percentage of sales was primarily a function of lower sales volume in 2001.
    Selling, general and administrative expenditures for 2001 totaled $400.3 million compared with $407.8 million in 2000. The reduction in selling, general and administrative spending was a direct byproduct of the Company’s 2001 restructuring efforts, coupled with the positive impact of stringent cost savings strategies implemented during the latter part of 2001. These cost saving strategies included curtailing discretionary spending, generally eliminating salary increases, instituting an executive level pay reduction and eliminating Global Incentive Plan bonuses for the year. These measures negated earlier spending growth that resulted from business infrastructure and staffing decisions made during the latter part of 2000 and early stages of 2001, based on the then-anticipated growth of the Company. As a percentage of sales, selling, general and administrative spending for 2001 increased to 18.1% compared with 12.0% in 2000, due primarily to lower sales volume in 2001.
    Total other income for 2001 amounted to $47.7 million compared with $61.4 million in 2000. The reduction in total other income was mainly the result of lower interest income in 2001, which was the result of a combination of lower prevailing interest rates and lower short-term marketable securities levels, when compared to 2000.
    The effective tax rate for both 2000 and 2001 was 31.5%. Tellabs’ effective tax rate reflects the benefits of research and development tax credits and lower foreign tax rates, as compared with the United States federal statutory rate.

2000 Overview
Tellabs achieved record levels in sales, net earnings and earnings per share in 2000. Net sales for 2000, totaled $3,387.4 million compared with $2,322.4 million in the prior year. The 45.9% increase in net sales was primarily the result of strong optical networking product sales. During 2000, the Company added two new products to its optical networking product portfolio, the TITAN 6500 MTS and the TITAN 6100 OTS. In addition, the Company announced a multiyear agreement to provide the TITAN 6500 system to a major carrier. The Company also made important additions to its other product lines, with the release of the FOCUS 6200 DWDM platform and the VERITY 3000 high-density digital echo canceller.
    In addition to the various product releases during 2000, Tellabs acquired SALIX Technologies, Inc. (“SALIX”), a developer of next-generation switching solutions, in a transaction accounted for as a pooling of interests. As a result of the acquisition, the Company restated its results of operations, financial position and cash flows (for more information see Note 5, “Business Combinations”).
    Gross margin as a percentage of sales for 2000 was 54.2% compared with 59.5% in 1999. 2000 gross margin was negatively impacted by higher component costs and a shift in product mix.
    2000 operating expenses totaled $840.4 million compared with $650.5 million in 1999. The growth in operating expenses was necessary to fund the Company’s new product development efforts and support the business infrastructure in place to meet the then-anticipated growth of the Company. For an in-depth discussion of operating expenses see the, “2000 vs. 1999 Pro Forma Comparison” below.
    Other income for 2000 totaled $114.5 million compared with $70.3 million in 1999. The growth in other income resulted from a $20.6 million increase in interest income, along with $13.2 million in distributions from the Company’s technology investments.
    During the fourth quarter of 2000, Tellabs implemented the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements” (for more information see Note 4, “Change in Accounting Principle”), which required the Company to align its revenue recognition policies with certain customer-specific contractual provisions. Adoption of SAB 101 was recorded as a change in accounting method by reporting the cumulative effect of the change to prior periods in the first period of 2000. The cumulative effect of the change resulted in a charge to earnings of $29.2 million (net of income taxes of $13.4 million).
    The Company’s effective tax rate for 2000 and 1999 remained consistent at 31.5%. Net earnings for 2000 totaled $730.8 million ($1.75 per diluted share) compared with 1999 net earnings of $549.7 million ($1.32 per diluted share).

2000 vs. 1999 Pro Forma Comparison
There were a number of non-comparable events that took place during 2000 and 1999, which bear mentioning. Below is a table displaying the non-comparable items for 2000 and 1999 along with the adjusted financial results, excluding the adoption of SAB 101 and the non-comparable items. In order to provide a more meaningful comparison of Tellabs’ results of operations, all subsequent discussions will be based on the pro forma results for 2000 and 1999, which exclude the impact of the adoption of SAB 101 and the impact of the non-comparable items.

(In millions, except per share data)	2000 Reported	SAB 101	Non-Comparable Items	2000 Pro Forma	1999 Reported	Non-Comparable Items	1999 Pro Forma

Sales	$3,387.4	$ 58.8		$3,328.6	$2,322.4		$2,322.4
Cost of goods sold	1,552.0	16.2		1,535.8	940.1		940.1

Gross Margin	1,835.4	42.6		1,792.8	1,382.3		1,382.3
Operating expenses[1]	840.4		$ 5.8	834.6	650.5	$ 1.9	648.6

Operating margin	995.0	42.6	(5.8)	958.2		(1.9)	733.7
Other income[2]	114.4		53.0	61.4	70.3	36.9	33.4

Earnings before taxes	1,109.4	42.6	47.2	1,019.6	802.1	35.0	767.1

Net earnings before cumulative effect	760.0	29.2	31.9	698.9	549.7	24.0	525.7
Cumulative effect, net	(29.2)	(29.2)	—	—	—	—	—

Net earnings	$730.8	—	$ 31.9	$ 698.9	$ 549.7	$ 24.0	$ 525.7

Diluted EPS	$ 1.75	—	$ 0.08	$ 1.67	$ 1.32	$ 0.06	$ 1.26

1Includes a pre-tax charge of $5.8 million ($3.8 million, after-tax, or $0.01 per diluted share) related to the SALIX acquisition in 2000. 1999 results include a pre-tax charge of $1.9 million ($1.3 million, after-tax) related to the acquisition of NetCore.
22000 results include a pre-tax gain of $39.8 million ($26.9 million, after-tax, or $0.06 per diluted share) on the sale of stock held as an investment and a pre-tax gain of $13.2 million ($8.8 million, after-tax, or $0.02 per diluted share) related to distributions from the Company’s technology investments. 1999 results include a pre-tax gain of $36.9 million ($25.3 million, after-tax, or $0.06 per diluted share) on the sale of stock held as an investment.
    Sales for 2000 totaled $3,328.6 million, an increase of 43.3% over 1999 sales of $2,322.4 million. The growth in overall sales was primarily attributable to increased sales of optical networking products. Sales of optical networking products were $2,107.9 million in 2000, a 54.1% increase compared with $1,367.5 million in 1999. The growth in optical networking product sales was a result of continued strong demand for the Company’s TITAN 5500/5500S and TITAN 532L digital cross-connect systems.
    Broadband access products sales totaled $753.3 million in 2000 compared with $540.5 million in 1999. The 39.4% growth in broadband access products sales was due in large part to demand for the Company’s CABLESPAN 2300 system, coupled with the inclusion of a full year’s sales for the Company’s FOCUS international-standard optical products, obtained in the acquisition of Tellabs Denmark in the third quarter of 1999 (for more information, see Note 5, “Business Combinations”). Growth in broadband access product sales was partially offset by weaker sales of the Company’s MartisDXX managed access and transport system.
    Voice-quality enhancement product sales fell to $191.4 million in 2000, a 28.4% decrease compared with $267.5 million in 1999. The decrease in voice-quality enhancement product sales was primarily attributable to lower sales of the Company’s digital echo cancellers.
    Net services and other revenues totaled $276.7 million for 2000 compared to $146.9 million in 1999. The 88.4% increase was due to growth in the Company’s services and solutions revenue that resulted from strong optical networking products sales in 2000. Tellabs’ services and solutions area generates revenues from the installation and testing of the Company’s various products.
    From a geographic standpoint, sales within the United States increased 57.8% and accounted for 77.4% of overall 2000 sales. Sales outside the United States increased 9.1% and accounted for 22.6% of overall sales.
    Gross margin as a percentage of sales for 2000 was 53.9%, down 5.6 percentage points from 59.5% in 1999. The decline in gross margin as a percentage of sales can be attributed primarily to higher component costs in 2000, which resulted from shortages of certain parts, coupled with increased sales of lower margin products.
    Operating expenses for 2000 were $834.6 million, compared with $648.6 million in 1999. As a percentage of sales, operating expenses declined to 25.1% in 2000, compared to 27.9% in 1999. Research and development expenditures were $415.2 million in 2000, compared to $312.3 million in 1999. The increase in research and development spending represents Tellabs’ continued commitment to design, develop and bring new product applications to market in a timely manner, along with the inclusion of expenditures for Tellabs Denmark, which was acquired in the third quarter of 1999. As a percentage of sales, research and development expenditures were 12.5% in 2000, compared with 13.4% in 1999.
    Marketing, general and administrative expenditures totaled $407.8 million in 2000, compared with $329.1 million in 1999. The increase in marketing, general and administrative spending during 2000 reflects increased staffing and business infrastructure spending that was considered necessary to maintain the then-anticipated growth of the Company, along with the inclusion of Tellabs Denmark expenditures for a full year. As a percentage of sales, marketing, general and administrative expenditures were 12.3% in 2000, compared with 14.2% in 1999. This improvement reflects Tellabs’ continued efforts to focus on cost controls and to utilize cost-effective means to support the growth of the business.
    Other income for 2000 totaled $61.4 million, compared with $33.4 million in 1999. The increase in other income was attributed primarily to both higher average cash balances being available in 2000, along with generally higher returns being earned on investments.
    The effective tax rate for 2000 and 1999 was 31.5%. Overall, Tellabs’ 2000 and 1999 effective tax rates reflect the benefits of research and development tax credits and lower foreign tax rates, as compared with the U.S. federal statutory rate.

Liquidity and Capital Resources

Tellabs’ net working capital balance at December 28, 2001, was $1,625.1 million compared with $1,910.1 million at December 29, 2000. The Company’s current ratio at December 28, 2001, was 6.1 to 1 compared with 5.6 to 1 at the end of 2000.
    Tellabs’ principal source of liquidity was its cash and equivalents and short-term investments, which totaled $1,101.6 million at December 28, 2001, and $1,022.3 million at December 29, 2000. The increase of $79.3 million was driven by net cash generated from operations of $419.3 million and from financing activities of $18.4 million, which was used to fund capital expenditures of $208.2 million and the purchase of FNI for a net $130.8 million, as well as to absorb the exchange rate effects on the Company’s cash position, which totaled $16.0 million.
    The Company was able to generate operating cash flow of $419.3 million mainly as a result of its 2001 cash earnings of $340.0 million, which is defined as the net loss for the year adjusted for non-cash gains and charges, which principally included restructuring charges and depreciation and amortization. The Company’s operating cash flow also benefited from a net inflow of $79.3 million from improvements in its financial position, brought about mainly as a result of strong accounts receivable collections of $424.7 million, which offset funding needs for income taxes, inventories and other liabilities and assets.
    In addition, The Company generated net cash from its financing activities, primarily from the exercise of employee stock options, which totaled $20.9 million. The net cash generated from operating and financing activities was used to fund the Company’s investing activities for $49.1 million. The principal investing cash outflows resulted from capital purchases totaling $208.2 million and the acquisition of FNI, which required net funds of $130.8 million. In addition, the Company liquidated a portion of its short-term investment portfolio for $289.9 million. This ensured the Company had sufficient cash on hand to fund the Ocular Networks, Inc. acquisition, which was completed in January 2002, and required approximately $300 million in cash.
    The balance of the Company’s accounts receivable, net of allowances, totaled $330.9 million at December 28, 2001, compared with $802.5 million at December 29, 2000. The 58.8% reduction in accounts receivable was a function of strong collections of record fourth quarter 2000 receivables, coupled with improved collections and lower overall sales levels in 2001. In addition, the Company increased its reserve for uncollectable accounts by $29.7 million, net of receivable write-offs of approximately $12.3 million, due to the downturn in the telecommunications industry and the overall weakness in the United States economy during 2001.
    Days sales outstanding (“DSO”) at the end of 2001 was 64 days compared with 72 days in 2000. The Company continues to strive to lower its DSO by focusing on improving its underlying worldwide billing and collection process.
    The balance of net inventory at December 28, 2001, was $329.1 million compared with $428.3 million at December 29, 2000. The lower inventory levels reflect $120.3 million of excess inventory reserves. The reserves related mainly to excess CABLESPAN 2300 residential service units, inventory associated with the terminated SALIX and NetCore next-generation switching program and the discontinued TITAN 6700 and various excess components and common piece parts brought about by the general slowdown in the telecommunications industry. Offsetting this was growth in inventory due to a build-up in materials to support the introduction of the Company’s new 6000 series of optical networking products.
    The Company’s current deferred tax assets totaled $138.2 million at December 28, 2001, compared with $29.8 million at December 29, 2001. The significant increase in the deferred tax assets was directly associated with the Company’s restructuring and other charges incurred during 2001, which are not yet deductible. The Company expects to be able to use these deferred tax assets to offset tax liabilities in the foreseeable future. In addition, the Company had no payable for income taxes recorded as of December 28, 2001, due primarily to the net losses incurred by the Company during 2001.
    During 2001, the Company used funds totaling $208.2 million for the purchase of property, plant and equipment. The principal cash outlay in 2001 was for the construction and build-out of the Company’s new corporate headquarters in Naperville, Illinois, which totaled $82.6 million. Construction of the building was completed and the Company began occupying the building during the fourth quarter of 2001. The remainder of the 2001 capital expenditures was mainly for the purchase of research and development equipment and manufacturing equipment to support the Company’s optical networking products efforts.
    The Company’s goodwill balance increased $114.7 million during 2001, as a result of the purchase of FNI for a total of $141.8 million, which includes substantially all of the product development milestone payments obligated under the purchase agreement (for more information, see Note 5, “Business Combinations”).
    The balance of current liabilities at December 28, 2001, was $319.5 million compared with $412.3 million at December 29, 2000. The Company’s accounts payable balance was $63.5 million at the end of 2001 compared with $155.0 million at the end of 2000. The sharp decrease in accounts payable was the result of the lower level of business activity in 2001, along with the various cost reduction strategies implemented during the year.
    The balance of total accrued liabilities was $100.9 million at December 28, 2001, compared with $164.0 million at December 29, 2000. The $63.1 million overall decrease in accrued liabilities was mainly due to a $59.3 million decline in accrued compensation charges during 2001. The driver behind the drop in accrued compensation was the payment of bonuses and incentives linked to the Company’s 2000 Global Incentive Plan, which was accrued for during 2000, along with the absence of a 2001 bonus accrual.
    At December 28, 2001, the Company had an accrual for 2001 restructuring charges totaling $180.1 million. The accrual balance consisted primarily of reserves for outstanding inventory purchase commitments, leased facility exit costs, employee severance and accrued fixed asset purchase commitments. The Company recorded $155.2 million of these reserves to accrued restructuring and other charges as the Company anticipates paying out the majority of these reserves during the next year. The remaining $24.9 million, which consisted solely of reserves for leased facility exit costs, was recorded to accrued long-term restructuring charges.
    The Company, through its normal course of business, enters into a variety of non-cancelable, non-returnable commitments for the purchase of inventory piece parts. These commitments are entered into at market rates and expire within the next year. In the event of a dramatic decline in sales, such as was experienced in 2001, the Company may incur excess inventory and subsequent losses as a result of these commitments. During 2001, the Company accrued $127.0 million related to outstanding purchase commitments as part of its restructuring actions. The Company does not anticipate having to recognize any material losses on these contracts during 2002.
    Overall, management believes its December 28, 2001 working capital level and, in particular, its total cash and short-term investments balance of $1,101.6 million, will be sufficient to meet the Company’s normal operating needs, both now and in the foreseeable future. During January 2002, the Company paid approximately $300 million in cash for the purchase of Ocular Networks, Inc. Sufficient resources exist to support the Company’s operations either through currently available cash, cash generated from future operations, short-term or long-term financing or equity offerings.
    The Company has never paid a cash dividend, and the current policy is to retain earnings to provide funds for the operation and expansion of the business. The Company does not anticipate paying a cash dividend in the foreseeable future.

Outlook

At December 28, 2001, the Company had limited ability to predict customer orders for 2002. Product backlog at the end of 2001 was approximately $172 million, down approximately 60% from the end of 2000. Substantially all of the backlog at December 28, 2001, is expected to be shipped in 2002. Tellabs considers backlog to be an indicator, but not the sole predictor, of future sales.
    The Company anticipates 2002 gross margin as a percentage of sales to remain in the mid-40% range, as cost reductions resulting from the Company’s 2001 restructuring efforts are realized.
    The Company’s 2001 restructuring actions are expected to reduce the Company’s quarterly operating expenses to approximately $185.0 million by the first quarter of 2002, a 24% reduction from first quarter 2001 operating expense levels. At this point, total operating expenses are anticipated to be approximately $785 million for the year. In 2002, the Company will adopt SFAS No. 142, “Goodwill and Other Intangible Assets,” which eliminates the periodic amortization of goodwill and replaces it with an annual impairment review. The implementation of this standard will result in a pre-tax expense reduction of approximately $30 million. Research and development expenditures are anticipated to be approximately $400 million, while selling, general and administrative expenditures are expected to be approximately $385 million.
    Tellabs anticipates that its 2002 effective tax rate will be approximately 35%, primarily as a result of lower projected research and development tax credits, due to an overall reduction in research and development spending, combined with a change in the worldwide earnings mix. The Company will continue to focus on global tax minimization efforts.
    Capital expenditures associated with property, plant and equipment, software and prototypes in 2002 are expected to be approximately $150 million. It is anticipated that 2002 working capital requirements will be met by funds currently available and funds generated by future earnings.
    Tellabs believes that the formation of business relationships with compatible organizations is important to future growth because it enables the Company to share in the development of new markets, products and technologies. Equally important, strategic business relationships can shorten the time it takes to bring new products and solutions to market. It is for these reasons that Tellabs will continue to pursue the establishment of such relationships.

Forward-Looking Statements

This Management’s Discussion and Analysis and other sections of this Annual Report to Shareholders contain forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates and assumptions, based on the information available at the time the document was prepared. These forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives and expectations. The words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend,” “likely,” “will,” “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause our actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Important factors that could cause our actual results to differ materially from those in forward-looking statements include, but are not limited to: economic changes impacting the telecommunications industry; new product acceptance; product demand and industry capacity; competitive products and pricing; manufacturing efficiencies; research and new product development; protection and access to intellectual property, patents and technology; ability to attract and retain highly qualified personnel; availability of components and critical manufacturing equipment; facility construction and start-ups; the regulatory and trade environment; availability and terms of future acquisitions; uncertainties relating to synergies, charges, and expenses associated with business combinations and other transactions; and other risks and future factors that may be detailed from time to time in the Company’s filings with the SEC. For a further description of such risks and future factors, see Exhibit 99.1 to Form 10-Q for the quarterly period ended June 29, 2001, filed with SEC on August 9, 2001. The Company’s actual future results could differ materially from those predicted in such forward-looking statements. In light of the foregoing risks, uncertainties and other factors, investors should not place undue reliance on the forward-looking statements in determining whether to buy, sell or hold any of the Company’s securities. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time.

Management Statement of Financial Responsibility

The financial statements of Tellabs, Inc. and Subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of Tellabs, Inc., and Subsidiaries at December 28, 2001, and December 29, 2000, and the consolidated results of its operations for the years ended December 28, 2001, December 29, 2000, and December 31, 1999.
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
President and Chief Executive Officer

/s Joan E. Ryan
Joan E. Ryan
Executive Vice President and Chief Financial Officer

January 22, 2002

Report of Independent Auditors

We have audited the accompanying consolidated balance sheets of Tellabs, Inc., and Subsidiaries as of December 28, 2001 and December 29, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 28, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tellabs, Inc., and Subsidiaries at December 28, 2001 and December 29, 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 28, 2001, in conformity with accounting principles generally accepted in the United States.
    As discussed in Notes 2 and 4 to the financial statements, in 2000 the Company changed its method of revenue recognition.

/s Ernst & Young LLP
Ernst & Young LLP
Chicago, Illinois
January 22, 2002

Consolidated Statements of Operations
(In thousands, except per-share data)	Year Ended 12/28/01	Year Ended 12/29/00	Year Ended 12/31/99

Net Sales
Product	$1,872,224	$3,110,731	$2,175,503
Services and Other	327,523	276,704	146,867

	2,199,747	3,387,435	2,322,370
Cost of Sales
Product	1,167,138	1,288,614	759,921
Services and Other	269,410	263,435	180,162

	1,436,548	1,552,049	940,083

Gross Profit	763,199	1,835,386	1,382,287

Operating expenses
Marketing	248,962	244,885	197,201
Research and development	425,461	415,237	312,287
General and administrative	151,331	162,871	131,926
Restructuring and other expenses	192,254	—	—
Goodwill amortization	24,583	11,674	7,106
Merger costs	—	5,760	1,929

	1,042,591	840,427	650,449
Operating Profit (Loss)	(279,392)	994,959	731,838
Other income (expense)
Interest income	46,874	56,135	35,548
Interest expense	(509)	(634)	(579)
Other	(11,728)	58,966	35,313

	34,637	114,467	70,282
Earnings (Loss) Before Income Taxes and Cumulative Effect of Change in Accounting Principle	(244,755)	1,109,426	802,120
Income tax expense (benefit)	(62,779)	349,469	252,457

Earnings (Loss) Before Cumulative Effect of Change in Accounting Principle	(181,976)	759,957	549,663
Cumulative effect of change in accounting principle (net of tax of $13,409)	—	(29,161)	—

Net Earnings (Loss)	$(181,976)	$730,796	$549,663

Earnings (Loss) per Share Before Cumulative Effect of Change in Accounting Principle
Basic	$(0.44)	$1.86	$1.36
Diluted	$(0.44)	$1.82	$1.32
Cumulative Effect of Change in Accounting Principle per Share
Basic	$—	$(0.07)	$—
Diluted	$—	$(0.07)	$—
Earnings (Loss) per Share
Basic	$(0.44)	$1.79	$1.36
Diluted	$(0.44)	$1.75	$1.32
Average number of common shares outstanding	409,569	409,425	404,872
Average number of common shares outstanding, assuming dilution	409,569	418,385	417,041
Pro forma financial information*

Net Earnings		$759,957	$552,365
Earnings per Share
Basic		$1.86	$1.36
Diluted		$1.82	$1.32*

* Assumes the cumulative effect of the change in accounting principle was applied retroactively to all periods presented.
The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

(In thousands, except share amounts)	12/28/01	12/29/00

ASSETS
Current Assets
Cash and cash equivalents	$701,917	$329,289
Investments in marketable securities	399,713	693,058
Accounts receivable, net of allowance of $57,261 and $27,590	330,886	802,546
Inventories
Raw materials	145,471	211,405
Work in process	33,725	55,863
Finished goods	149,855	160,987

	329,051	428,255
Deferred income taxes	138,166	29,773
Income taxes	26,523	—
Miscellaneous receivables and other current assets	18,347	39,558

Total Current Assets	1,944,603	2,322,479

Property, Plant and Equipment
Buildings and improvements	315,608	243,007
Equipment	516,182	482,220

	831,790	725,227
Accumulated depreciation	(342,229)	(296,134)

	489,561	429,093
Land	30,908	31,668

	520,469	460,761
Goodwill, Net	188,594	73,924
Other Assets	212,119	215,903

Total Assets	$2,865,785	$3,073,067

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$63,507	$155,006
Accrued liabilities
Compensation	43,414	102,690
Payroll and other taxes	8,860	17,829
Accrued restructuring and other charges	155,154	—
Other	48,610	43,526

Total accrued liabilities	256,038	164,045
Income taxes	—	93,294

Total Current Liabilities	319,545	412,345

Long-Term Debt	3,390	2,850
Accrued Long-Term Restructuring Charges	24,919	—
Other Long-Term Liabilities	30,950	24,221
Deferred Income Taxes	21,366	6,067
Stockholders’ Equity
Preferred stock: authorized 5,000,000 shares of $.01 par value; no shares issued and outstanding	—	—
Common stock: authorized 1,000,000,000 shares of $.01 par value; 413,497,100 and 411,182,947 shares issued and outstanding, including treasury stock	4,135	4,112
Additional paid-in capital	494,603	441,909
Treasury stock, at cost: 3,250,000 shares and 3,000,000 shares	(129,598)	(126,476)
Accumulated other comprehensive income (loss)
Cumulative translation adjustment	(164,415)	(127,018)
Unrealized net gains (losses) on available-for-sale securities	4,250	(3,559)

Total accumulated other comprehensive loss	(160,165)	(130,577)
Retained earnings	2,256,640	2,438,616

Total Stockholders’ Equity	2,465,615	2,627,584

Total Liabilities and Stockholders’ Equity	$2,865,785	$3,073,067

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity
(In thousands)	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total

Balance at January 1, 1999	$2,023	$231,192	$—	$11,216	$1,160,116	$1,404,547

Comprehensive income:
Net earnings	—	—	—	—	549,663	549,663
Other comprehensive income, net of tax:
Unrealized holding gains on marketable securities arising during period (net of deferred income taxes of $20,970)	—	—	—	31,471	—	31,471
Less: reclassification adjustment for gains included in net earnings (net of deferred income taxes of $6,549)	—	—	—	(10,022)	—	(10,022)

Net unrealized holding gains on marketable securities	—	—	—	21,449	—	21,449
Foreign currency translation adjustment	—	—	—	(73,708)	—	(73,708)

Comprehensive income						497,404
Stock options exercised	50	139,628	—	—	—	139,678
Stock split	1,959	—	—	—	(1,959)	—
Stock retention programs	—	538	—	—	—	538
Employee stock awards	—	558	—	—	—	558
Issuance of common stock	48	4,732	—	—	—	4,780

Balance at December 31, 1999	4,080	376,648	—	(41,043)	1,707,820	2,047,505

Comprehensive income:
Net earnings	—	—	—	—	730,796	730,796
Other comprehensive income, net of tax:
Unrealized holding losses on marketable securities arising during period (net of deferred income taxes of $16,036)	—	—	—	(23,508)	—	(23,508)
Less: reclassification adjustment for gains included in net earnings (net of deferred income taxes of $14,604)	—	—	—	(21,923)	—	(21,923)

Net unrealized holding losses on marketable securities	—	—	—	(45,431)	—	(45,431)
Foreign currency translation adjustment	—	—	—	(44,103)	—	(44,103)

Comprehensive income						641,262
Stock options exercised	32	58,114	—	—	—	58,146
Stock retention programs	—	999	—	—	—	999
Employee stock awards	—	849	—	—	—	849
Stock compensation from acquired company	—	5,225	—	—	—	5,225
Purchase of treasury stock	—	—	(126,476)	—	—	(126,476)
Issuance of common stock	—	74	—	—	—	74

Balance at December 29, 2000	4,112	441,909	(126,476)	(130,577)	2,438,616	2,627,584

Comprehensive loss:
Net loss	—	—	—	—	(181,976)	(181,976)
Other comprehensive income, net of tax:
Unrealized holding gains on marketable securities arising during period (net of deferred income taxes of $2,322)	—	—	—	3,455	—	3,455
Less: reclassification adjustment for losses included in net earnings (net of deferred income taxes of $3,264)	—	—	—	4,354	—	4,354

Net unrealized holding gains on marketable securities	—	—	—	7,809	—	7,809
Foreign currency translation adjustment	—	—	—	(37,397)	—	(37,397)

Comprehensive loss						(211,564)
Stock options exercised	23	40,963	—	—	—	40,986
Stock retention programs	—	2,678	—	—	—	2,678
Employee stock awards	—	315	—	—	—	315
Fair value of options issued in acquisition	—	7,161	—	—	—	7,161
Unearned compensation from options issued in acquisition	—	(1,429)	—	—	—	(1,429)
Stock compensation from 2001 restructuring activities	—	3,006	—	—	—	3,006
Purchase of treasury stock	—	—	(3,122)	—	—	(3,122)

Balance at December 28, 2001	$4,135	$494,603	$(129,598)	$(160,165)	$2,256,640	$2,465,615

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flow

(In thousands)	Year Ended 12/28/01	Year Ended 12/29/00	Year Ended 12/31/99

Operating Activities
Net Earnings (Loss)	$(181,976)	$730,796	$549,663
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Restructuring and other charges, net of cash paid	384,211	—	—
Depreciation and amortization	157,509	116,209	84,863
Tax benefit associated with stock option exercises	20,060	27,223	99,257
Provision for doubtful accounts	41,979	19,184	2,025
Deferred income taxes	(94,902)	1,261	(5,460)
Loss (gain) on investments	13,130	(58,756)	(42,572)
Merger costs	—	5,760	1,929
Net changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	424,702	(225,219)	(133,472)
Inventories	(27,273)	(246,271)	(42,977)
Miscellaneous receivables and other current assets	7,972	(18,931)	(4,133)
Long-term assets	(65,627)	(80,725)	(76,265)
Accounts payable	(91,051)	45,206	43,192
Accrued liabilities	(56,233)	61,013	(968)
Income taxes	(120,016)	45,556	(25,093)
Long-term liabilities	6,829	3,830	2,226

Net Cash Provided by Operating Activities	419,314	426,136	452,215

Investing Activities
Acquisition of property, plant and equipment, net	(208,241)	(207,621)	(99,455)
Payments for purchases of investments	(424,033)	(643,580)	(666,556)
Proceeds from sales and maturities of investments	713,969	560,485	491,306
Payments for acquisitions, net of cash acquired	(130,766)	(535)	(143,420)

Net Cash Used for Investing Activities	(49,071)	(291,251)	(418,125)

Financing Activities
Proceeds from issuance of common stock	20,926	30,919	45,204
Purchase of treasury stock	(3,122)	(126,476)	—
Proceeds from notes payable	548	—	6,500
Payments of notes payable	—	(6,500)	(499)

Net Cash Provided by (Used for) Financing Activities	18,352	(102,057)	51,205

Effect of Exchange Rate Changes on Cash	(15,967)	(14,092)	(20,203)

Net Increase in Cash and Cash Equivalents	372,628	18,736	65,092
Cash and Cash Equivalents at Beginning of Year	329,289	310,553	245,461

Cash and Cash Equivalents at End of Year	$710,917	$329,289	$310,553

Other Information
Interest paid	$738	$347	$343
Income taxes paid	$151,021	$274,796	$182,277

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
    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, certain reclassifications have been made in the 1999 and 2000 consolidated financial statements to conform to the 2001 presentation.

Cash Equivalents
The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments
The Company’s financial instruments include cash and cash equivalents, marketable securities and long-term debt. The carrying value of the cash and cash equivalents and long-term debt approximates their estimated fair values based upon quoted market prices. The fair value of investments in marketable securities is estimated based on quotes from brokers or current rates offered for instruments with similar characteristics.

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

Goodwill
On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of the net earnings generated by the related assets to determine that no impairment has occurred. Goodwill is amortized over terms ranging from 7 to 20 years using the straight-line method. The accumulated amortization of goodwill is approximately $59,143,000 and $34,562,000 at December 28, 2001 and December 29, 2000, respectively. See Note 2, "New Accounting Pronouncements," for pending accounting change concerning goodwill.

Revenue Recognition
Product revenue is recognized when all significant contractual obligations have been met, including the terms of the shipment, and collection of the resulting receivable is reasonably assured. Revenue for maintenance and support services is recognized ratably over the contract period. All other service revenue is recognized upon completion.

Earnings Per Share
In accordance with SFAS No. 128, “Earnings Per Share,” earnings per share are based on both the weighted-average number of shares and the weighted-average shares adjusted for assumed conversions of stock options. if dilutive. (See Note 13, “Earnings Per Share.”)

Foreign Currency Translation
The financial statements of the Company’s subsidiaries are generally measured using the local currency as the functional currency. For these subsidiaries, assets and liabilities are translated at exchange rates in effect at the balance sheet date. The effect of translating a subsidiary’s stockholders’ equity in U.S. dollars is recorded as a cumulative translation adjustment in the Consolidated Balance Sheets.

Foreign Exchange
Foreign currency transaction gains and losses resulting from changes in exchange rates are recognized in “Other income (expense).” Net losses of $2,170,000, $2,677,000 and $1,073,000 were recorded in 2001, 2000 and 1999, respectively.

2. New Accounting Pronouncements

The Company adopted the Financial Accounting Standards Board (“FASB”) SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” during the first quarter of 2001. For more information see Note 4, “Change in Accounting Principle.”
    During the fourth quarter of 2000, Tellabs adopted the SEC’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements.” For a complete discussion of the implementation effects on Tellabs’ consolidated results of operations, financial position and cash flows see Note 4, “Change in Accounting Principle.”
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
    In June 2001, the FASB approved SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method of accounting for future acquisitions. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets. SFAS 142 eliminates the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.
    Tellabs has followed the business combination guidance set forth in SFAS No. 141 for business combinations initiated after June 30, 2001. The nonamortization provisions of SFAS No. 142 will be implemented during the first quarter of 2002. The Company expects an increase of approximately $30 million in pre-tax earnings during 2002 as a result of this accounting change. The Company will perform the required transitional impairment test of goodwill during the first quarter of 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company. Any impairment charge resulting from this test will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002.
    In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. It provides a single accounting model for long-lived assets to be disposed of and replaces SFAS No. 121, “Accoounting for the Impairment of Long-Lived Assets to be Disposal of.” The effect of adoption of this standard on the Company's results of operations and financial position is being evaluated.

3. Restructuring and Other Charges

In April 2001, August 2001 and November 2001, the Company’s management and Board of Directors approved plans to restructure its business operations. The Company’s restructuring efforts included termination of the SALIX and NetCore next-generation switching effort, discontinuation of the development of the TITAN 6700 Optical Transport Switch, strategic realignment of worldwide manufacturing capacity and related workforce reductions, reduction of excess inventories and related purchase commitments, and a consolidation of the Company’s facilities. These steps were undertaken to both realign the Company’s cost structure with the lower anticipated business and industry outlook and to focus the Company’s resources on the metro optical networking and business services markets.
    Below is an analysis and discussion of the restructuring and other charges by major income statement classification for all of the Company’s restructuring programs:

Income Statement Classification	Description of Charges	April 2001	August 2001	November 2001	Non-Cash Activity	Cash Activity	Balance at December 28, 2001

(Amounts in thousands)
Net Product Sales	Reversal of SALIX revenue	$ 6,224	$ —	$ —	$ (195)	$ (6,029)	$ —
Product Cost of Sales	Inventory write-offs	90,731	—	29,563	(120,294)	—	—
	Excess purchase commitments	78,025	—	48,950	106	(32,506)	94,575
	Other asset write-offs	2,902	—	—	(2,902)	—	—
Restructuring	Severance and related expenses	6,891	18,323	21,725	(820)	(19,747)	26,372
	Consolidation of excess leased facilities	38,450	11,262	9,794	—	(6,157)	53,349
	Disposal of property, plant and equipment	27,718	16,983	10,927	(52,189)	—	3,439
	Other asset write-offs	10,698	3,723	15,760	(27,843)	—	2,338

		$261,639	$50,291	$136,719	$(204,137)	$(64,439)	$180,073

SALIX revenue reversal
During the second quarter of 2001, the Company reversed previously recognized sales totaling $6,224,000 related to the SALIX 7750 product. The Company has refunded customers $6,029,000 related to SALIX product returns.

Inventory write-offs and excess purchase commitment accrual
Included in product cost of sales were charges totaling $247,269,000, related to non-cancelable inventory purchase commitments and write-offs of excess and obsolete inventory. These charges arose from a build-up in CABLESPAN 2300 residential service units that will be superseded by new, upgraded units; the termination of the SALIX and NetCore next-generation switching effort; the discontinuance of the TITAN 6700 OTS; and the identification of various components and common piece parts that would no longer be utilized due to the lower forecasted product demand.
    The inventory write-offs were recorded as a reduction to inventory, while the estimated costs of settling the purchase commitments were recorded to accrued restructuring and other charges. The Company anticipates settling the majority of the remaining excess purchase commitments in 2002.

Severance and related expenses
Overall, the Company's restructuring efforts are expected to result in a reduction of approximately 2,550 employees throughout the world, by the end of the first quarter of 2002, through a combination of layoffs and limited voluntary early retirement. As a result, the Company recorded charges of $46,939,000 for severance pay and related fringe benefits and compensation expense that resulted from granting extended vesting terms to early retirees.
    As of December 28, 2001, approximately $20,567,000 has been charged against this reserve, principally for cash payments of severance pay to approximately 1,500 employees. The Company anticipates paying out the majority of the remaining severance costs in the first half of 2002.

Consolidation of excess leased facilities
During 2001, the Company recorded charges totaling $59,506,000 related to exit costs associated with the consolidation of excess leased facilities. The charges related primarily to lease cancellation and non-cancelable lease costs to be incurred with the closure of the SALIX and NetCore facilities; the closure of a manufacturing facility in Drogheda, Ireland; the Company's decision not to open its research and development facility in Chelmsford, Massachusetts; the closure of certain small sales offices around the world and the consolidation of a variety of leased buildings that would no longer be needed.
    Of the charges, $24,919,000 was considered long-term in nature and was recorded to accrued long-term restructuring charges. The remainder of the charges is expected to be paid out during 2002 and was recorded to accrued restructuring and other charges. The Company anticipates that these liabilities will be substantially paid by 2003.

Disposal of property, plant and equipment and write-off of other assets
The Company recorded a total of $88,711,000 related to the disposal of property, plant and equipment and other long-term assets. Property, plant and equipment consisted primarily of leasehold improvements, production equipment, lab and data equipment and furniture associated with the unopened facility in Chelmsford, the closure of the manufacturing facility in Drogheda, Ireland and an additional manufacturing facility closure in Round Rock, Texas.
    Other assets written-off or disposed of consisted of capitalized TITAN 6700 OTS prototypes, prototypes related to the next-generation switching product effort, write-offs of prepaid royalties and licenses related to the SALIX product line, and government grants to be repaid during 2002.

4. Change in Accounting Principle

The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” during the first quarter of 2001. SFAS No. 133 establishes accounting and reporting standards that require companies to record all derivative instruments on the balance sheet at their fair value. Changes in the derivatives' fair value are to be reported in earnings or other comprehensive income, as appropriate. Adoption of SFAS No. 133 had no significant impact on Tellabs' consolidated financial statements. For more information, see Note 7, “Financial Instruments.”
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

5. Business Combinations

In Febrary 2001, the Company acquired Future Networks, Inc. (“FNI”), a leader in standards-based voice and cable modem technology, for approximately $141,757,000. The aggregate purchase price consisted of cash paid to the former shareholders of FNI of approximately $94,896,000 at the acquisition date, cash paid to the former shareholders of approximately $41,742,000 during 2001 upon achievement of certain product development milestones by FNI, the value of FNI employee stock options exchanged for Tellabs stock options of approximately $4,930,000 and other acquisition costs.
    The FNI acquisition was accounted for as a purchase, and accordingly, the results of operations of the acquired business were included in the consolidated operating results of Tellabs from the date of acquisition.
    The allocation of purchase price was as follows:

(In thousands)

Fair value of assets acquired	$11,334
Cost in excess of fair value	140,795
Liabilities assumed	(10,372)

Purchase price	$141,757

    The total amount allocated to cost in excess of fair value is being amortized using the straight-line method over a period of seven years. Pro forma combined operating results prepared assuming the acquisition had occurred at the beginning of the year are not being presented since they would not differ materially from reported results.
    In February 2000, the Company acquired SALIX Technologies, Inc. (“SALIX”), a developer of next-generation switching solutions that enable service providers to offer next-generation, converged services over any network infrastructure, in a transaction accounted for as a pooling of interests. The Company issued approximately 3,784,000 shares of its common stock in exchange for all the outstanding common and preferred shares of SALIX. During the first quarter of 2000, the Company recognized a pre-tax charge of $5,760,000 for costs related to the SALIX acquisition.
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
    In July 1999, the Company acquired Alcatel’s DSC Communications businesses in Europe, now known as Tellabs Denmark. The acquisition covered DSC Communications’ European headquarters in Denmark, along with its business operations in Drogheda, Ireland; sales and support offices in England, India and Poland; and an interest in FIBCOM India Ltd., a joint venture with Indian Telephone Industries Ltd. in India. Tellabs Denmark is a provider of managed, high-speed transport solutions that operate in synchronous digital hierarchy and dense wavelength division multiplexing environments. The acquisition was accounted for as a purchase; and accordingly, the results of operations of the acquired businesses were included in the consolidated operating results of Tellabs from the date of acquisition.
    The allocation of purchase price was as follows:

(In thousands)

Fair value of assets acquired	$136,345
Cost in excess of fair value	9,845
Liabilities assumed	(39,799)

Cash paid for acquisition	$106,391

    The total amount allocated to costs in excess of fair value is being amortized using the straight-line method over a period of seven years. Included in the assets acquired are $25,000,000 of identified intangible assets, which also are being amortized using the straight-line basis over a period of seven years. Pro forma combined operating results prepared assuming the acquisition had occurred at the beginning of the year are not being presented since they would not differ materially from reported results.
    The Company has restated all prior consolidated financial statements presented to include the combined operating results, financial position and cash flows of SALIX and NetCore as if they were always part of the Company.
    Prior to its acquisition, SALIX operated on a June 30th fiscal year. Restated consolidated financial statements for the year ended December 31, 1999, include the calendar results of operations, financial position and cash flows for SALIX. Restated financial statements for the fiscal year ended January 1, 1999, include SALIX consolidated statements of operations for the fiscal year ended June 30, 1999, and the balance sheets at December 31, 1998. The effect of the 1998 restatement is the double counting of the loss for the six-month period ending June 30, 1999. The SALIX results of operations from this six-month period were as follows:
(In thousands)	Six Fiscal Months Ended 6/30/99

Net Sales	$1,036
Gross Profit	$338
Operating Loss	$(5,062)
Net Loss	$(3,295)

    The loss from this six-month period has been reported as an adjustment to retained earnings. Restated financial statements for the fiscal year ending January 2, 1998, include SALIX consolidated statements for the fiscal year ended June 30, 1998.
    No material adjustments were recorded to conform the accounting policies of Tellabs, SALIX and NetCore. Certain reclassifications and adjustments were made to conform the Tellabs, SALIX and NetCore presentations, including the conversion of SALIX and NetCore redeemable convertible preferred shares to common shares outstanding, for all periods presented, at the applicable exchange rates, and the reclassification of costs related to the generation of customer service revenue from “Operating Expenses” to “Cost of Sales.”
    The following table shows the historical results of operations of Tellabs and the restated combination of SALIX and NetCore for the periods prior to the consummation of the merger between the companies:

(In thousands)	Year Ended 12/28/01	Year Ended 12/29/00	Year Ended 12/31/99

Revenue:
Tellabs		$3,387,166	$2,319,498
SALIX		269*	2,872
NetCore		—	—

Consolidated total, as restated		$3,387,435	$2,322,370

Net earnings (loss):
Tellabs		$732,467	$568,212
SALIX		(2,532)*	(14,125)
NetCore		—	(12,022)**
Reversal of SALIX Deferred Tax Valuation Allowance		861	4,668
Reversal of NetCore Deferred Tax Valuation Allowance		—	2,930

Consolidated total, as restated		$730,796	$549,663

* Represents 2000 revenues and loss for SALIX prior to the acquisition; SALIX’s 2000 revenues and loss after the acquisition are included in Tellabs’ consolidated operating results.
** Represents 1999 loss for NetCore prior to the acquisition; NetCore’s 1999 loss after the acquisition is included in Tellabs’ consolidated operating results.

6. Investments

Available-for-sale marketable securities are accounted for at market prices with the unrealized gain or loss, net of deferred income taxes, shown as a separate component of stockholders’ equity. At December 28, 2001, and December 29, 2000, they consisted of the following:

(In thousands)	Amortized Cost	Unrealized Gain/(Loss)	Market Value

2001
State and municipal securities	$135,832	$1,871	$137,703
Preferred and common stocks	93,708	2,594	96,302
U.S. government and agency debt obligations	65,870	2,113	67,983
Corporate debt obligations	55,835	650	56,485
Foreign bank obligations	41,315	(75)	41,240

	$392,560	$7,153	$399,713

2000
State and municipal securities	$278,553	$(1,645)	$276,908
Preferred and common stocks	147,276	(4,699)	142,577
U.S. government and agency debt obligations	118,097	(460)	117,637
Corporate debt obligations	103,707	312	104,019
Foreign bank obligations	51,445	472	51,917

	$699,078	$(6,020)	$693,058

    In 2001, the Company determined that the decline in market value it had experienced in certain preferred and common stock holdings was other than temporary in nature. In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company recognized a pre-tax loss totaling $25,926,000 related to the impairment and subsequent sale of these investments. During 2001, the Company also sold stock of a certain equity investment for a pre-tax gain of $12,824,000. In 2000, the Company sold stock in this same investment, of which approximately 40% was covered by various market price collars, for a pre-tax gain of $39,785,000. Also in 2000, the Company recognized a pre-tax gain of $13,215,000 from distributions from certain of its technology investments.
    The Company also maintains investments in start-up technology companies and partnerships that invest in start-up technology companies. These investments are recorded in “Other Assets” at cost, which approximates fair market value. At December 28, 2001 and December 29, 2000 these investments totaled $36,012,000 and $34,688,000, respectively.

7. Financial Instruments

The Company conducts business on a global basis in several major currencies and is subject to the risks associated with fluctuating foreign exchange rates. In response to this, the Company developed a foreign currency exposure management policy with the objective of mitigating financial exposure to changing foreign exchange rates resulting from nonfunctional currency receivables and payables that are expected to be settled in one year or less. The Company utilizes derivatives, primarily foreign currency forward contracts, to manage its foreign currency exposure. The Company does not engage in hedging specific individual transactions, but rather uses derivatives to manage overall exposure levels for a specific currency. Gains and losses related to these derivatives are recorded to the consolidated statement of operations each month.
    The Company’s policy is to hedge 90% of the calculated exposure. Foreign currency forward contracts are executed weekly with the final contracts for each period executed one week before the end of the period. As a result of this timing additional nonfunctional foreign currency transactions can occur during the last week of the period that could cause the Company’s hedge percentage at the end of the period to be greater or less than the 90% target. The Company enters into forward exchange contracts only to the extent necessary to meet its overall goal of minimizing nonfunctional foreign currency exposures. The Company does not enter into hedging transactions for speculative purposes. The Company's foreign currency exposure management policy and program remained unchanged during 1999, 2000 and 2001, and no significant changes are currently planned.
    In accordance with SFAS No. 133, all forward exchange contracts are recorded on the balance sheet at fair value. Forward exchange contracts receivable are included in other current assets, while forward exchange contracts payable are included as part of accrued liabilities in the consolidated condensed balance sheet. Changes in the fair value of these instruments are included in earnings, as part of “Other income (expense),” in the current period. Net losses on forward exchange contracts were $4,652,000, $1,826,000 and $5,889,000 for 2001, 2000 and 1999, respectively. The Company's current hedging practices do not qualify for special hedge accounting treatment as prescribed in SFAS No. 133 since hedges of existing assets or liabilities that will be remeasured with changes in fair value reported currently in earnings are specifically excluded.
    Derivative financial instruments involve elements of market and credit risk not recognized in the financial statements. The market risk that results from these instruments relates to changes in the foreign currency exchange rates, which is expected to be partially offset by movements in the underlying assets or liabilities being held. Credit risk relates to the risk of nonperformance by a counterparty to one of the Company’s derivative transactions. The Company does not believe there is a significant credit risk because the counterparties are all large international financial institutions with high credit ratings. In addition, the Company also limits the amount of agreements entered into with any one financial institution in order to mitigate credit risk.
    The table that follows presents a summary of the Company’s underlying foreign currency exposure, along with the notional and fair values of the related foreign currency forward contracts being utilized at December 28, 2001 and December 29, 2000. The principal currencies currently being hedged by the Company are the British pound, Danish krone Euro and U.S. dollar. The notional amounts shown are the U.S dollar values of the agreed-upon amounts in each foreign currency that will be delivered to a third party on the agreed-upon date.

(In thousands)	Underlying Exposure at 12/28/01	Notional Value of Forward Contract Maturing in 2002	Fair Value of Forward Contract at 12/28/01

Forward contracts at December 28, 2001:
Related forward contracts to sell foreign currencies for Euro	$ 93,412	$ 85,518	$ 85,499
Related forward contracts to buy foreign currencies for Euro	930	507	490
Related forward contracts to sell foreign currencies for Danish krone	7,369	6,875	6,875
Related forward contracts to sell foreign currencies for British pound	14,643	9,967	9,778
Related forward contracts to buy foreign currencies for U.S. dollar	431	246	247
Related forward contracts to sell foreign currencies for U.S. dollar	7,064	7,150	7,080

Total	$123,849	$110,263	$109,969

(In thousands)	Underlying Exposure at 12/29/00	Notional Value of Forward Contract Maturing in 2001	Fair Value of Forward Contract at 12/29/00

Forward contracts at December 29, 2000:
Related forward contracts to sell foreign currencies for Euro	$111,374	$112,518	$112,574
Related forward contracts to sell foreign currencies for Danish krone	16,054	11,732	11,733
Related forward contracts to sell foreign currencies for British pound	3,581	3,141	3,143
Related forward contracts to sell foreign currencies for U.S. dollar	11,635	11,141	11,182

Total	$142,644	$138,532	$138,632

8. Employee Benefit and Retirement Plan

The Company maintains a defined-contribution 401(k) savings plan (“401(k) plan”) for the benefit of eligible employees. Under the 401(k) plan, a participant may elect to defer a portion of annual compensation. Matching contributions equal to the first 3% of annual compensation were made by the Company for all eligible participants. The Company’s Board of Directors may authorize discretionary contributions to the 401(k) plan, for which no amounts were authorized in 2001, 2000 or 1999. Contributions to the 401(k) plan are immediately vested in plan participants’ accounts. The Company maintains similar plans for the benefit of eligible employees at its Finland, Ireland and Denmark subsidiaries.
    The Company maintains defined-contribution retirement and profit-sharing plans for the benefit of eligible employees. Under both plans, the Company’s contributions totaled 5% of eligible annual compensation for each eligible participant in 2001, 2000 and 1999. No part of the contributions is vested until after a service period of five years, at which time the participant is fully vested. The Company’s contributions to the profit sharing plan, which were 0.5% of eligible annual compensation in 2001, 2000 and 1999, are maintained as part of the 401(k) plan.
    Company contributions to the 401(k) savings and profit-sharing plans were $17,202,000, $15,436,000 and $12,665,000 for 2001, 2000 and 1999, respectively. Company contributions to the retirement plan were $14,445,000, $9,421,000 and $9,135,000 for 2001, 2000 and 1999, respectively.
    The Company maintains a defined-benefit retiree medical plan. Under the plan, which was implemented in 1999, the Company provides qualified retirees with a subsidy to supplement their medical costs and allows the retirees to participate in the Company-sponsored healthcare plan. The Company records, as part of operating expenses, the estimated current costs of the plan. In 2001, 2000 and 1999, those costs were $2,218,000, $1,857,000 and $1,293,000, respectively.
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
    The Company has a program to award shares of the Company’s common stock to employees in recognition of their past service. Each full-time employee who has worked for a continuous 5-, 10-, 15-, 20- or 25-year period is awarded 10, 15, 25, 50 or 75 shares, respectively. When an employee stock award is granted, compensation expense is charged for the fair market value of the shares issued.
    The Company has a number of employee retention programs under which certain employees, primarily as a result of the Company’s acquisitions, are entitled to a specific number of shares of the Company’s stock over a one- or two-year vesting period.

9. Stock Options

At December 28, 2001, the Company had 12 stock-based compensation plans. Under these plans, the Company typically grants options to purchase the Company’s common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable on a cumulative basis at a rate of 25% on each of the first through fourth anniversaries of the grant date and have a maximum term of five, seven and ten years. A total of 150,844,288 shares were authorized for issuance at December 28, 2001. Certain plans also provide for the granting of stock appreciation rights (SARs) in conjunction with, or independently of, the options under the plans. The SARs are typically assigned five or ten year terms. At December 28, 2001, there were 84,528 SARs outstanding under the plans. At December 28, 2001, the exercise prices of the Company’s outstanding SARs ranged from $14.31 to $70.63.

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

(In thousands, except per-share data)	2001	2000	1999

Net earnings (loss)
As reported	$(181,976)	$730,796	$549,663
Pro forma	$(303,421)	$667,023	$513,053
Earnings (loss) per common share
As reported	$ (0.44)	$ 1.79	$ 1.36
Pro forma	$ (0.74)	$ 1.63	$ 1.27
Earnings (loss) per common share, assuming dilution
As reported	$ (0.44)	$ 1.75	$ 1.32
Pro forma	$ (0.74)	$ 1.59	$ 1.23

    These pro forma amounts may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

    The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 2001, 2000 and 1999:
	2001	2000	1999

Expected volatility	64.8%	62.6%	67.6%
Risk-free interest rate	4.9%	4.9%	5.4%
Expected life	7.0 years	5.1 years	4.1 years
Expected dividend yield	0.0%	0.0%	0.0%

    A summary of the status of the Company’s options plans as of December 28, 2001, December 29, 2000 and December 31, 1999, and of changes during the years ending on these dates is presented in the following chart:
	2001		2000		1999

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding — beginning of year	26,203,871	$ 34.31	22,434,661	$ 21.44	25,564,136	$ 11.70
Granted	17,890,236	$ 25.81	9,208,639	$ 58.66	4,266,694	$ 54.14
Exercised	(2,265,958)	$ 9.24	(3,185,008)	$ 9.71	(6,548,659)	$ 6.19
Forfeited	(3,901,945)	$ 42.61	(2,254,421)	$ 40.40	(847,510)	$ 21.79

Outstanding — end of year	37,926,204	$ 30.95	26,203,871	$ 34.31	22,434,661	$ 21.44

Exercisable at end of year	14,307,655		12,325,391		10,982,737
Available for grant	29,780,548		5,761,240		13,302,987
Weighted-average fair value of options granted during the year	$ 16.85		$ 33.88		$ 34.05

Options Outstanding and Exercisable as of December 28, 2001, by Price Range:

	Outstanding			Exercisable

Range of Excercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

$0.11—$7.06	2,757,357	1.8	$2.54	2,757,357	$2.54
$7.06—$14.13	796,325	4.1	$8.83	673,329	$8.63
$14.13—$21.19	17,782,987	8.0	$16.46	5,250,151	$15.88
$21.19—$28.25	1,929,248	5.1	$25.34	1,908,859	$25.32
$28.25—$35.31	327,852	7.4	$32.81	114,310	$33.22
$35.31—$42.38	482,620	8.4	$38.99	64,873	$36.53
$42.38—$49.44	697,863	7.7	$47.01	234,193	$47.14
$49.44—$56.50	5,478,000	8.4	$50.98	634,357	$53.01
$56.50—$63.56	7,284,027	8.0	$61.68	2,542,500	$61.61
$63.56—$70.63	389,925	7.9	$69.41	127,726	$69.35

$0.11—$70.63	37,926,204	7.4	$30.95	14,307,655	$25.22

10. Income Taxes

Components of the Company's earnings (loss) before income taxes were as follows:

(In thousands)	Year Ended 12/28/01	Year Ended 12/29/00	Year Ended 12/31/99

Domestic source	$(263,406)	$918,991	$561,805
Foreign source	18,651	190,435	240,315

Total	$(244,755)	$1,109,426	$802,120

The provision for income tax expense (benefit) consisted of the following:

Current: Federal	$3,884	$258,683	$181,663
State	(1,826)	34,214	26,854
Foreign	33,680	41,902	49,400

	35,738	334,799	257,917

Deferred: Federal	(95,119)	13,818	(9,332)
State and foreign	(3,398)	852	3,872

	(98,517)	14,670	(5,460)

Total Provision	$(62,779)	$349,469	$252,457

Deferred tax assets (liabilities) for 2001 and 2000 are comprised of the following:

(In thousands)	Balance at 12/28/01	Balance at 12/29/00

Deferred Tax Assets
NOL and research and development & credit carryforwards	$72,565	$37,296
Inventory reserves	13,649	14,280
Accrued liabilities	19,410	6,467
Deferred compensation plan	4,145	6,438
Unrealized loss on marketable securities	—	4,666
Deferred employee benefit expenses	4,369	3,589
Restructuring accruals	87,982	—
Other	9,833	10,984

Gross deferred tax assets	211,953	83,720

Deferred Tax Liabilities
Amortizable intangibles	(3,724)	(5,107)
Depreciation	(2,297)	(3,361)
Unrealized gain on marketable securities	(2,849)	—
Other	(669)	(7,701)

Gross deferred tax liabilities	(9,539)	(16,169)

Valuation allowance	(85,614)	(43,845)
Net Deferred Tax Asset	$116,800	$23,706

Federal income taxes at the statutory rate were reconciled with the Company's income tax provision as follows:
(In percentages)	Year Ended 12/28/01	Year Ended 12/29/00	Year Ended 12/31/99

Statutory U.S. income tax (benefit) rate	(35.0)%	35.0%	35.0%
State income tax, net of federal benefits	(2.4)	1.9	2.1
Research and development credit	(5.1)	(2.2)	(1.6)
Foreign earnings taxed at different rates	15.2	(1.6)	(2.7)
Charitable contribution	—	(0.4)	—
Benefit attributable to foreign sales corporation	(0.8)	(0.3)	(0.3)
Tax benefits associated with merger of Finland subsidiaries	—	—	(0.3)
Other - net	2.5	(0.9)	(0.7)

Effective Income Tax (Benefit) Rate	(25.6)%	31.5%	31.5%

    The net deferred income tax asset increased to $116,800,000 at December 28, 2001, from $23,706,000 at December 29, 2000. The change in the net deferred tax balance is primarily attributable to the 2001 restructuring accruals and the mark-to-market adjustment for investments in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.”
    The Company has carryforward net operating losses and research and development credits associated with the 2001 acquisition of Future Networks, Inc. and prior domestic acquisitions. As of December 28, 2001, the balances in these deferred tax assets totaled approximately $8,950,000. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. At the end of 2001, the Company provided a valuation allowance for state operating losses totaling $5,858,000.
    The Company also has certain deferred tax assets relating to its non-U.S. subsidiaries for which a valuation allowance has been created. These assets represent net operating loss carryforwards and depreciation netted against a deferred tax liability relating to intangibles. The net value of these assets was approximately $79,756,000 at the end of 2001. The Company has established a valuation allowance associated with this entire balance of $79,756,000 because it is more likely than not that this deferred tax asset will not be realized.
    Deferred U.S. income taxes and foreign withholding taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be permanently invested in those operations. The undistributed cumulative earnings of foreign subsidiaries that are considered to be permanently invested were approximately $611,768,000 at December 28, 2001.

11. Product Group and Geographical Information

The Company manages its business in one operating segment.
    Consolidated net sales by product group are as follows:

(In thousands)	2001	2000	1999

Optical Networking	$1,202,830	$2,153,399	$1,367,549

Broadband Access	538,018	763,165	540,497

Voice-Quality Enhancements	131,376	194,167	267,457

Services and Other	327,523	276,704	146,867

Total	$2,199,747	$3,387,435	$2,322,370

Consolidated net sales by country, based on the location of the customers, are as follows:

(In thousands)	2001	2000	1999

United States	$1,679,184	$2,632,457	$1,631,225
Other Geographic Areas	$520,563	$754,978	$691,145

Total	$2,199,747	$3,387,435	$2,322,370

Long-lived assets by country are as follows:

(In thousands)	2001	2000

United States	$727,417	$532,949
Finland	86,657	90,483
Denmark	58,690	61,189
Other Geographic Areas	48,418	65,967

Total	$921,182	$750,588

    During 2001, a single customer accounted for approximately 18.4% and another single customer accounted for approximately 10.1% of consolidated net sales. In 2000, a single customer accounted for approximately 19.1% of consolidated net sales. In 1999, a single customer accounted for approximately 11.5% and another single customer accounted for approximately 11.0% of consolidated net sales.

12. Commitments

The Company and its Subsidiaries have a number of operating lease agreements primarily involving office space, buildings, and office equipment. These leases are non-cancelable and expire on various dates through 2014.
    As of December 28, 2001, future minimum lease commitments under non-cancelable operating leases were as follows:

(In thousands)

2002	$15,385
2003	12,247
2004	6,901
2005	5,244
2006	3,978
2007 and Thereafter	2,769

Total Minimum Lease Payments	$46,524

Rental expense for the years ended December 28, 2001, December 29, 2000 and December 31, 1999, was approximately $26,521,000, $30,808,000 and $19,671,000, respectively.

13. Earnings Per Share

(In thousands, except per-share data)	2001	2000	1999

The following chart sets forth the computation of earnings (loss) per share:
Numerator:
Net earnings (loss) before cumulative effect of change in accounting principle	$(181,976)	$759,957	$549,663
Cumulative effect of change in accounting principle	—	(29,161)	—

Net earnings (loss)	$(181,976)	$730,796	$549,663
Denominator:
Denominator for basic earnings (loss) per share — weighted-average shares outstanding	409,569	409,425	404,872
Effect of dilutive securities: Employee stock options and awards	—	8,960	12,169

Denominator for diluted earnings (loss) per share — adjusted weighted-average shares outstanding and assumed conversions	409,569	418,385	417,041
Earnings (loss) per share before cumulative effect of change in accounting principle	$(0.44)	$1.86	$1.36
Earnings (loss) per share before cumulative effect of change in accounting principle, assuming dilution	$(0.44)	$1.82	$1.32
Cumulative effect of change in accounting principle per share	—	$(0.07)	—
Cumulative effect of change in accounting principle per share, assuming dilution	—	$(0.07)	—
Earnings (loss) per share	$(0.44)	$1.79	$1.36
Earnings (loss) per share, assuming dilution	$(0.44)	$1.75	$1.32

14. Subsequent Events
In January 2002, Tellabs completed its purchase of Ocular Networks, Inc., a leader in next-generation optical solutions for the metropolitan networking market, for approximately $355 million including options. Through this acquisition, Tellabs adds three new products to augment its optical networking portfolio of digital cross-connect and transport switching systems. The new products will now be known as the Tellabs 6400 transport switching series. The Tellabs 6400 transport switching products support customer applications by extending digital cross-connect system functionality into smaller, local offices.
    Tellabs will retain the Ocular Networks location in Reston, Virginia, which will become the home of the new Tellabs Metro Networking Group. This group will be responsible for the development of the 6400 line of transport switching products.

15. Quarterly Financial Data (unaudited)
Selected quarterly financial data for 2001 and 2000 was as follows:

(In thousands, except per-share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total

2001
Net sales	$772,108	$509,395	$448,215	$470,029	$2,199,747
Gross profit	$405,906	$46,575	$189,712	$121,006	$763,199
Net earnings (loss)	$122,507	$(174,702)[1]	$(49,474)[2]	$(80,307)[3]	$(181,976)
Earnings (loss) per share	$0.30	$(0.43)	$(0.12)	$(0.20)	$(0.44)*
Earnings (loss) per share, assuming dilution	$0.29	$(0.43)[1]	$(0.12)[2]	$(0.20)[3]	$(0.44)*
2000
Net sales	$631,285	$785,460	$812,111	$1,158,579	$3,387,435
Gross profit	$332,191	$422,037	$433,384	$647,774	$1,835,386
Net earnings before cumulative effect of change in accounting principle	$120,511[4]	$157,128	$187,327[5]	$294,991[6]	$759,957
Cumulative effect of change in accounting principle	$(29,161)	—	—	—	$(29,161)
Net earnings	$91,350	$157,128	$187,327	$294,991	$730,796
Earnings per share before cumulative effect of change in accounting principle	$0.29	$0.38	$0.46	$0.72	$1.86*
Earnings per share before cumulative effect of change in accounting principle, assuming dilution	$0.29[4]	$0.38	$0.45[5]	$0.71[6]	$1.82*
Cumulative effect of change in accounting principle per share	$(0.07)	—	—	—	$(0.07)
Cumulative effect of change in accounting principle per share, assuming dilution	$(0.07)	—	—	—	$(0.07)
Earnings per share	$0.22	$0.38	$0.46	$0.72	$1.79*
Earnings per share, assuming dilution	$0.22[4]	$0.38	$0.45[5]	$0.71[6]	$1.75*

* The earnings-per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings-per-share amounts does not necessarily equal the earnings per share for the year.
1 Net earnings and earnings per share include $261,639 pre-tax restructuring and other charges. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $10,172 and $0.02, respectively.
2 Net earnings and earnings per share include $50,291 pre-tax restructuring and other charges, a $19,392 pre-tax loss for the impairment write-down of certain preferred and equity investments and a $6,387 pre-tax gain on the sale of an equity investment. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $2,409 and $0.01, respectively.
3 Net earnings and earnings per share include $136,719 pre-tax restructuring and other charges, a $6,437 pre-tax gain on the sale of an equity investment and a $6,162 pre-tax loss on the sale of certain preferred and equity investments. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $13,552 and $0.03, respectively.
4 Net earnings and earnings per share include a $5,760 pre-tax charge for merger costs related to the acquisition of SALIX Technologies, Inc., a $19,161 pre-tax gain on the sale of stock held as an investment, and a $4,588 pre-tax gain on a distribution from one of the company's technology investments. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $79,387 and $0.19, respectively.
5 Net earnings and earnings per share include a $12,102 pre-tax gain on the sale of stock held as an investment, and a $8,627 pre-tax gain on a distribution from one of the company’s technology investments. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $173,214 and $0.42, respectively.
6 Net earnings and earnings per share include a $8,522 pre-tax gain on the sale of stock held as an investment. Pro forma net earnings and earnings per share, assuming dilution, excluding this item, net of tax, would have been $289,153 and $0.70, respectively.