Form 10-K, Exhibit 13
period 2002-12-27
TELLABS INC
filed 2003-03-25
CIK 317771

Management’s Discussion and Analysis

2002 Overview
During 2002, the Company focused on its ongoing commitment to maximize financial performance and position itself for recovery as soon as the telecommunications industry turns around. For a second consecutive year, the economic downturn in the industry resulted in reduced capital spending by telecommunications carriers, particularly in the United States. In response to the downturn the Company further restructured its operations including a realignment of worldwide inventory levels; workforce reductions; the closure and consolidation of excess facilities and an adjustment to the excess leased facilities reserve from 2001, incurring a total of $287.1 million in pre-tax restructuring charges. The Company cannot predict when the downturn will end.
     There were a number of one-time items in 2002 that the Company believes should be analyzed independent of the Company’s core business. During the early part of 2002, the Company completed the acquisition of Ocular Networks, Inc., for $352.3 million including associated options and $5.4 million of acquired in-process research and development expense that was recognized as part of the acquisition (see Note 5, Business Combinations, for additional information). As noted above, the Company incurred a total of $287.1 million in pre-tax restructuring charges, offset by the reversal in the fourth quarter of $18.4 million in excess restructuring accruals, primarily from the restructuring efforts of 2001, for a net charge of $268.7 million (see Note 3, Restructuring and Other Charges, for additional information). The Company also recorded a $29.6 million pre-tax impairment on certain equity investments. The Company’s effective tax rate decreased from a benefit of 25.6% at December 28, 2001, to a benefit of 4.5% at December 27, 2002. The decrease in the tax rate is primarily due to the establishment of an $87.7 million valuation allowance on the U.S. net deferred tax asset during the fourth quarter of 2002, as well as 2002 restructuring charges that occurred in jurisdictions with low tax rates.

Results of Operations
2002 vs. 2001 Pro Forma Comparison
Due to the number of one-time items in both 2002 and 2001 (see 2001 Overview), the Company believes exclusion of these items from the comparison of operations for both years provides a more accurate understanding of the Company’s core business. As a result, all 2002 vs. 2001 comparisons are derived from the pro forma results of operations from the chart below. Investors are advised to read the following comparisons in conjunction with the Company’s audited financial statements and notes thereto appearing elsewhere in this Annual Report.
      In 2002, net sales totaled $1,317.0 million, a decrease of 40.3% compared with 2001 net sales. Net product sales in 2002 were down 41.3% to $1,103.3 million compared with $1,878.4 million in 2001, mainly a result of the continued slowdown in capital spending by the major telecommunications carriers. Optical networking product sales for 2002 totaled $579.0 million compared with $1,202.8 million in 2001. Lower sales of the Tellabs 5500 digital cross-connect systems, particularly in the United States, were the primary contributors to the overall shortfall in optical networking product revenue. Broadband access product sales for 2002 totaled $455.0 million compared with $538.0 million in 2001. The 15.4% decline in broadband access products sales was primarily the result of reduced sales of the Tellabs 8100 managed access platform. Sales of Tellabs voice-quality enhancement products totaled $69.3 million for 2002, down 49.6% from 2001’s $137.6 million, mainly a result of lower sales of echo cancellation products.
     Net services and other revenues for 2002 totaled $213.7 million compared with $327.5 million for 2001. Net services and other revenues were generated from the Company’s services and solutions area, which provides a variety of professional services to customers, including the installation and testing of the Company’s products. The 34.7% decrease was a result of decreased network construction services.

(In millions, except per share data)	2002 Reported	One-Time Items[1]	Restructuring and Other Charges	2002 Pro Forma	2001 Reported	One-Time Items[2]	Restructuring and Other Charges	2001 Pro Forma

Net sales	$1.317.0	—	—	$1,317.0	$2,199.7	—	$ (6.2)	$2,205.9
Cost of goods sold	830.5	—	$99.7	730.8	1,436.5	—	250.2	1,186.3

Gross margin	486.5	—	(99.7)	586.2	763.2	—	(256.4)	1,019.6
Operating expenses	816.2	$ 5.4	169.0	641.8	1,042.6	—	192.2	850.4

Operating loss	(329.7)	(5.4)	(268.7)	(55.6)	(279.4)	—	(448.6)	169.2
Other income	1.9	29.6	—	31.5	34.6	$(13.1)	—	47.7

Earnings (loss) before taxes	(327.8)	(35.0)	(268.7)	(24.1)	(244.8)	(13.1)	(448.6)	216.9

Net earnings	$(313.1)	$(111.7)	$(184.9)	$ (16.5)	$(182.0)	$ (9.0)	$(321.6)	$ 148.6

Diluted EPS	$ (0.76)	$ (0.27)	$ (0.45)	$ (0.04)	$ (0.44)	$ (0.02)	$ (0.79)	$ 0.36

Diluted shares	411.4	411.4	411.4	411.4	409.6	409.6	413.8	413.8

12002 operating expenses included acquired in-process research and development expenditures of $5.4 million. 2002 other income included a pre-tax loss of $29.6 million related to the impairment write-down of certain equity investments. Additionally, an $87.7 million valuation allowance against U.S. deferred taxes was established during 2002.
22001 other income included a pre-tax loss of $25.9 million related to the impairment write-down and subsequent sale of certain preferred and common stock investments and a pre-tax gain of $12.8 million from the sale of stock held as an investment.

     Sales within the United States for 2002 decreased 46.2% compared with 2001 and accounted for approximately 68.7% of total sales. Sales outside the United States decreased 20.7% compared with 2001 and accounted for approximately 31.3% of total sales. In 2001, sales outside the United States accounted for approximately 23.7% of total sales. The international market continues to play an increasingly important role for Tellabs as the Asia Pacific region now accounts for roughly 30% of global capital spending for the industry. In 2002, for the first time in the Company’s history, one half of the Company’s top 20 customers worldwide came from countries outside North America.
    Total gross profit in 2002 was $586.2 million or 44.5% of sales, compared with $1,019.6 million or 46.2% of sales in 2001. Margin on product revenues for 2002 totaled 46.1% of sales compared with 51.2% of sales for 2001. The decrease in gross product margin was a result of the change in revenue mix toward new products, whose margins are typically lower until economies of scale are realized and cost reduction efforts performed.
     Margin for services and other revenues during 2002 totaled 36.5% of sales compared with 17.7% of sales for 2001. The increase was a result of customer service efficiency gains.
     Operating expenses for 2002 were $641.8 million compared with $850.4 million in 2001. Research and development expenditures for 2002 totaled $335.2 million compared with $422.7 million in 2001. The reduction in research and development spending was primarily a result of employee layoffs as well as reprioritization of certain development projects. Research and development spending as a percentage of sales was 25.5% in 2002 and 19.2% in 2001. This increase as a percentage of sales was a function of lower sales volume in 2002 and spending related to new product offerings.
    Selling, general and administrative expenditures for 2002 totaled $297.8 million compared with $400.3 million in 2001. The reduction in selling, general and administrative spending was a direct result of the Company’s restructuring efforts, coupled with the positive impact of continued cost savings strategies, most notably the focus on reducing controllable spending. As a percentage of sales, selling, general and administrative spending for 2002 increased to 22.6% compared with 18.1% in 2001, due primarily to lower sales volume in 2002.
     Total other income for 2002 amounted to $31.5 million compared with $47.7 million in 2001. The reduction in total other income was mainly the result of lower interest income in 2002 due to lower prevailing interest rates and lower average invested balances.
     The Company’s effective tax rate was 31.4% at December 27, 2002, and 31.5% at December 28, 2001.

2001 Overview
2001 was a challenging year in the industry, and Tellabs responded by undertaking a series of restructurings intended to both realign its cost structure and reinvent its business to meet the new outlook for the industry. Major components of the Company’s restructuring efforts included: exiting the SALIX®and NetCore next-generation switching program; discontinuing the development of the TITAN® 6700 optical switch; strategic realignment of worldwide manufacturing capacity; workforce reductions; a reduction of excess inventories and related purchase commitments and a consolidation of facilities. Overall, the Company incurred pre-tax restructuring and other charges of $448.6 million. For a detailed discussion of the Company’s 2001 restructuring efforts, see Note 3, Restructuring and Other Charges.
     Additionally, the Company recognized a one-time charge for the impairment write-down and subsequent sale of certain investments in 2001, totaling $25.9 million. This was partially offset by the pre-tax gain of $12.8 million from the sale of a single stock investment. Both of these one-time items resulted in net pre-tax charges of $13.1 million to other income.
     Tellabs acquired Future Networks, Inc. (“FNI”), a standards-based voice and cable modem technology intended to augment the Company’s broadband access business, for approximately $141.9 million (for more information, see Note 5, Business Combinations).

2001 vs. 2000 Pro Forma Comparison
Due to the number of one-time items in both 2001 and 2000, the Company believes exclusion of these items from the comparison of operations for 2000 and 2001 provides a more accurate understanding of the Company’s core business. As a result, all 2001 vs. 2000 comparisons are derived from the pro forma results of operations from the chart below. Investors are advised to read the following comparisons in conjunction with the Company’s audited financial statements and notes thereto appearing elsewhere in this annual report.

(In millions, except per share data)	2001 Reported	One-Time Items[1]	Restructuring and Other Charges	2001 Pro Forma	2000 Reported	One-Time Items[2]	2000 Pro Forma

Net sales	$2,199.7	—	$ (6.2)	$2,205.9	$3,387.4	—	$3,387.4
Cost of goods sold	1,436.5	—	250.2	1,186.3	1,552.0	—	1,552.0

Gross margin	763.2	—	(256.4)	1,019.6	1,835.4	—	1,835.4
Operating expenses	1,042.6	—	192.2	850.4	840.4	$ 5.8	834.6

Operating margin	(279.4)	—	(448.6)	169.2	995.0	(5.8)	1,000.8
Other income	34.6	$ (13.1)	—	47.7	114.4	53.0	61.4

Earnings (loss) before taxes	(244.8)	(13.1)	(448.6)	216.9	1,109.4	47.2	1,062.2

Net earnings (loss) before cumulative effect	(182.0)	(9.0)	(321.6)	148.6	760.0	31.9	728.1
Cumulative effect, net	—	—	—	—	(29.2)	—	(29.2)

Net earnings	$(182.0)	$ (9.0)	$(321.6)	$ 148.6	$ 730.8	$ 31.9	$ 698.9

Diluted EPS	$ (0.44)	$ (0.02)	$ (0.79)	$ 0.36	$ 1.75	$ 0.08	$ 1.67

Diluted shares	409.6	409.6	413.8	413.8	418.4	418.4	418.4
1 2001 other income included a pre-tax loss of $25.9 million related to the impairment write-down and subsequent sale of certain preferred and common stock investments and a pre-tax gain of $12.8 million from the sale of stock held as an investment.
2 2000 operating expenses included a pre-tax charge of $5.8 million related to the SALIX merger. 2000 other income included a pre-tax gain of $39.8 million on the sale of stock held as an investment and a pre-tax gain of $13.2 million related to distributions from the Company’s technology investments.

     2001 net sales totaled $2,205.9 million, a decrease of 34.9% compared with 2000 net sales. The primary driver behind the decrease in net sales was the slowdown in capital spending by the major telecommunications carriers. Net product sales in 2001 were down 39.6% to $1,878.4 million compared with $3,110.7 million in 2000, mainly the result of lower sales of the Company’s optical networking products. Optical networking products sales for 2001 totaled $1,202.8 million compared with $2,160.3 million in 2000. Lower sales of the Tellabs 5500 and Tellabs 5320 digital cross-connect systems, particularly in the United States, were the primary contributors to the overall shortfall in optical networking products revenue. During 2001, Tellabs recognized first revenues from sales of the new entrants to the Company’s optical networking product portfolio, the Tellabs 6500 transport switch and the Tellabs 7100 optical transport switch, which accounted for approximately 4% of overall sales and partially mitigated the overall decline experienced from the slowdown in carrier spending. Broadband access product sales for 2001 totaled $538.0 million compared with $763.2 million in 2000. The 29.5% decline in broadband access products sales was the result of a combination of lower Tellabs 2300 telephony distribution system sales and lower the Tellabs 8100 (formerly known as MartisDXX™) managed access and transport system sales, which offset gains during the year in sales of the Tellabs 6300 series of managed transport systems. Sales of Tellabs voice-quality enhancement products totaled $137.6 million for 2001, down 29.1% largely the result of lower sales of echo cancellation products.
     Net services and other revenues for 2001 totaled $327.5 million compared with $276.7 million for 2000. Net services and other revenues were generated from the Company’s services and solutions area, which provides a variety of professional services to customers, including the installation and testing of the Company’s products. The 18.4% growth was mainly a function of the completion of installation and testing services in 2001 related to the record fourth-quarter 2000 sales of the Company’s optical networking products.
     Sales within the United States for 2001 decreased 36.0% compared with 2000 and accounted for approximately 76.4% of total sales. Sales outside the United States decreased 31.0% compared with 2000 and accounted for approximately 23.6% of total sales.
     Gross profit as a percentage of sales for 2001 was 46.2% compared with 54.2% for 2000. Gross product margin for 2001 totaled 51.2% compared with 58.6% for 2000. The decrease in gross margin for 2001 was a result of a variety of factors including:

  A shift in overall product mix brought about by the abrupt slowdown in service provider spending, particularly in the United States, which had the greatest impact on the Company’s higher-margin optical networking products, and
  Lower sales leverage of the Company’s relatively fixed manufacturing expenditures, particularly in the first part of 2001, a result of the combination of the slowdown in service provider spending and the fact that the Company had initially structured its operations for a much higher revenue target in 2001.
    Services and other gross profit as a percentage of sales for 2001 was 17.7% compared with 4.8% in 2000. The improvement was a function of both favorable expense leverage in 2001 as a result of the significant growth in net services and other revenues, and cost-control efforts implemented in the Company’s professional services area.
     Operating expenses for 2001 were $850.3 million compared with $834.7 million in 2000. As a percentage of sales, operating expenses in 2001 were 38.5% compared with 24.6% in 2000. Research and development expenditures for 2001 totaled $425.5 million compared with $415.2 million in 2000. The growth in research and development spending was attributable to product development work on the two new optical networking products introduced in 2001, expenditures associated with the development of the Tellabs 7100 optical transport system and the discontinued TITAN 6700 optical switch, and the inclusion of expenditures from Future Networks, Inc., which was acquired in February 2001 (for more information, see Note 5, Business Combinations). The overall growth in research and development spending was partially offset by cost savings resulting from the discontinuation of the SALIX and NetCore next-generation switching initiative in April 2001. Research and development spending as a percentage of sales was 19.3% in 2001 and 12.3% in 2000. This increase as a percentage of sales was a function of lower sales volume in 2001.
     Selling, general and administrative expenditures for 2001 totaled $400.3 million compared with $407.8 million in 2000. The reduction in selling, general and administrative spending was a direct byproduct of the Company’s 2001 restructuring efforts, coupled with the positive impact of cost-savings strategies implemented during the latter part of 2001. These cost-saving strategies included curtailing discretionary spending, generally eliminating salary increases, instituting an executive level pay reduction and eliminating Global Incentive Plan bonuses for the year. These measures negated earlier spending growth that resulted from business infrastructure and staffing decisions made during the latter part of 2000 and early stages of 2001, based on the then-anticipated growth of the Company. As a percentage of sales, selling, general and administrative spending for 2001 increased to 18.1% compared with 12.0% in 2000, due primarily to lower sales volume in 2001.
     Total other income for 2001 amounted to $47.7 million compared with $61.5 million in 2000. The reduction in total other income was mainly the result of lower interest income in 2001, which was the result of a combination of lower prevailing interest rates and lower short-term marketable securities levels, when compared to 2000.
     The effective tax rate for both 2000 and 2001 was 31.5%. Tellabs’ effective tax rate reflects the benefits of research and development tax credits and lower foreign tax rates, as compared with the United States federal statutory rate.

Liquidity and Capital Resources
The Company’s principal source of liquidity is its cash and equivalents and short-term investments, which totaled $1,019.2 million at December 27, 2002, and $1,101.6 million at December 28, 2001. The overall decrease of $82.4 million was primarily the result of the $291.7 million in net cash paid for the Ocular acquisition, offset by $177.8 million in cash from operations (See Note 5, Business Combinations).
     The Company generated positive operating cash flow in 2002 of $177.8 million largely from its cash earnings of $207.9 million, which is defined as the net loss for the year adjusted for non-cash gains and charges. These non-cash gains and charges are primarily restructuring charges, depreciation, amortization and deferred income taxes. The Company’s operating cash flow also benefited $275.2 million from a reduction in both outstanding customer receivables and on-hand inventories. These cash-flow improvements allowed the Company to pay down $191.6 million of restructuring-related liabilities.
     The Company liquidated a portion of its short-term investments portfolio for $153.5 million. These funds, in conjunction with the positive cash flow provided by operating activities, were used in paying off the Company’s total long-term debt ($8.8 million), investing in capital purchases ($34.1 million) and purchasing Ocular ($291.7 million net cash).
     At December 27, 2002, the Company had accruals for unpaid restructuring charges of $130.9 million compared with $180.0 million at December 28, 2001. The 2002 accrual balance consisted primarily of reserves for employee severance, leased facility exit costs and outstanding inventory purchase commitments. The Company has $85.4 million of the 2002 ending balance in short-term accrued restructuring and other charges since the Company anticipates paying out these reserves during 2003. The remaining $45.5 million, which consists solely of reserves for leased facility exit costs, is recorded in accrued long-term restructuring charges.
     The Company has never paid a cash dividend, and the current policy is to retain earnings to provide funds for the operation and expansion of the business. The Company does not anticipate paying a cash dividend in the foreseeable future.
     Overall, management believes its December 27, 2002, working capital level and, in particular, its total cash and short-term investments balance of $1,019.2 million, will be sufficient to meet the Company’s normal operating needs, both now and in the foreseeable future, and to fund the remaining unpaid amounts from the Company’s previous restructuring efforts. Sufficient resources exist to support the Company’s operations either through currently available cash, cash generated from future operations, short-term or long-term financing, or equity offerings.

Critical Accounting Policies
The methods, estimates and judgments that the Company uses in applying its accounting policies have significant impact on the results reported in the consolidated financial statements. Some of these estimates require difficult and subjective judgments, often as a result of the need to estimate matters that are inherently uncertain. The Company’s most critical accounting policies are allowance for excess or obsolete inventory (E&O), the assessment of recoverability of goodwill, valuation allowance for deferred tax assets, and allowance for doubtful accounts. The Company has other policies that it considers to be key accounting policies (see Note 1, Summary of Significant Accounting Policies); however, these policies do not meet the Securities and Exchange Commission’s definition of critical accounting policies because they generally do not require estimates or judgments that are difficult or subjective.

Inventory Valuation
The Company’s policy for valuation of inventory, including the determination of excess or obsolete inventory, requires management to use estimates of future demand for individual components of raw materials and finished goods within specific timeframes. Since management’s visibility to future product demand is limited, its forecast of inventory usage is highly subjective. If actual demand for specific products is ultimately less than forecasted demand, then it is possible that additional quantities of E&O inventory will be generated. Therefore, there can be no assurance that additional valuation allowances for E&O will not be required in the future.

Goodwill
In conjunction with the new accounting rules for goodwill, as of the beginning of 2002, the Company completed a goodwill impairment review for its single reporting unit and found no impairment. The Company utilizes the comparison of its market capitalization and book value as an indicator of potential impairment. The Company performed its annual impairment review during the fourth quarter of 2002. The Company did not find any indication that impairment existed and, therefore, no impairment was recorded. However, there can be no additional assurance that future tests will not result in a determination that an impairment has occurred that results in a charge to earnings.

Valuation Allowance for Deferred Tax Assets
The Company currently has significant deferred tax assets related to net operating loss carryforwards, tax credit carryforwards and deductible temporary differences that will reduce taxable income in future years. The Company’s losses in recent periods and the emphasis placed on such losses under generally accepted accounting practices represents sufficient evidence under the provision of SFAS No. 109, Accounting for Income Taxes, for the Company to determine that it was appropriate to establish a full valuation allowance against domestic deferred tax assets. Although future performance cannot be assured, the Company expects that these assets will ultimately be fully utilized. Until such time, the Company expects to continue to record a full valuation allowance on future U.S. tax benefits until an appropriate level of profitability is attained.

Allowance for Doubtful Accounts
The Company records an allowance for doubtful accounts when in the judgment of management it is likely that all or a portion of a receivable is not collectible. Determining the appropriate level of allowance requires significant judgment by management about our customers’ financial strength, industry outlook, local-country economic conditions and collectibility of past-due receivables, among other factors. Although management believes that the current allowance is sufficient to cover existing exposures, there can be no assurance that losses in excess of the current allowance will not be experienced. Likewise, there is no assurance that the financial condition of our customers going forward will not negatively impact their ability to pay amounts owed to us on future invoices.

Outlook
At December 27, 2002, the Company had limited ability to predict customer orders for 2003. Product backlog at the end of 2002 was approximately $96 million, down approximately 44% from the end of 2001. Substantially all of the backlog at December 27, 2002, is expected to be shipped in 2003. Tellabs considers backlog to be an indicator, but not the sole predictor, of future sales.

Forward-Looking Statements
This Management’s Discussion and Analysis and other sections of this Annual Report to Shareholders contain forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates and assumptions, based on the information available at the time the document was prepared. These forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives and expectations. The words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend,” “likely,” “will,” “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause our actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Important factors that could cause our actual results to differ materially from those in forward-looking statements include, but are not limited to: economic changes impacting the telecommunications industry; financial condition of telecommunications service providers, including impact of any bankruptcies; new product acceptance; product demand and industry capacity including consolidation; competitive products and pricing; manufacturing efficiencies; research and new product development; protection and access to intellectual property, patents and technology; ability to attract and retain highly qualified personnel; availability of components and critical manufacturing equipment; facility construction and start-ups; the regulatory and trade environment; availability and terms of future acquisitions; uncertainties relating to synergies, charges and expenses associated with business combinations and other transactions; and other risks and future factors that may be detailed from time to time in the Company’s filings with the Securities and Exchange Commission. For a further description of such risks and future factors, see Exhibit 99.1 to Form 10-Q for the quarterly period ended June 29, 2001, filed with the Securities and Exchange Commission on August 9, 2001. The Company’s actual future results could differ materially from those predicted in such forward-looking statements. In light of the foregoing risks, uncertainties and other factors, investors should not place undue reliance on the forward-looking statements in determining whether to buy, sell or hold any of the Company’s securities. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time.

Management Statement of Financial Responsibility

The financial statements of Tellabs, Inc., and Subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of Tellabs, Inc., and Subsidiaries at December 27, 2002, and December 28, 2001, and the consolidated results of its operations for the years ended December 27, 2002, December 28, 2001, and December 29, 2000.
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

/s Michael J. Birck
Michael J. Birck
Chairman of the Board and Chief Executive Officer

/s Joan E. Ryan
Joan E. Ryan
Chief Financial Officer*

/s Michael C. Smiley
Michael C. Smiley
Vice President–International Finance and Treasurer

January 21, 2003

*Joan E. Ryan resigned effective February 7, 2003, to accept the Chief Financial Officer position at SIRVA Inc. Michael C. Smiley was named interim Chief Financial Officer.

Report of Independent Auditors
To the Board of Directors and Stockholders of Tellabs, Inc.

We have audited the accompanying consolidated
balance sheets of Tellabs, Inc., and Subsidiaries as of December 27, 2002, and December 28, 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 27, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tellabs, Inc., and Subsidiaries at December 27, 2002, and December 28, 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 27, 2002, in conformity with accounting principles generally accepted in the United States.
     As discussed in Notes 2 and 4 to the financial statements, the Company changed its method of accounting for goodwill and other intangibles and revenue recognition in 2002 and 2000, respectively.
/s Ernst&Young, LLP
Ernst&Young, LLP
Chicago, Illinois
January 21, 2003

Consolidated Statements of Operations
(In millions, except per-share data)	Year Ended 12/27/02	Year Ended 12/28/01	Year Ended 12/29/00

Net Sales
Product	$1,103.3	$1,872.2	$3,110.7
Services and Other	213.7	327.5	276.7

	1,317.0	2,199.7	3,387.4
Cost of Sales
Product	694.8	1,167.1	1,288.6
Services and Other	135.7	269.4	263.4

	830.5	1,436.5	1,552.0

Gross Profit	486.5	763.2	1,835.4

Operating expenses
Marketing	168.8	249.0	244.9
Research and development	335.2	422.7	412.4
General and administrative	129.0	151.3	162.9
Merger costs	—	—	5.7
Restructuring and other expenses	169.0	192.2	—
Acquired in-process R&D	5.4	—	—
Goodwill amortization	—	24.6	11.7
Intangible asset amortization	8.8	2.8	2.8

	816.2	1,042.6	840.4
Operating Profit (Loss)	(329.7)	(279.4)	995.0
Other income (expense)
Interest income	33.3	46.8	56.1
Interest expense	(0.9)	(0.5)	(0.6)
Other	(30.5)	(11.7)	58.9

	1.9	34.6	114.4
Earnings (Loss) Before Income Taxes and Cumulative Effect of Change in Accounting Principle	(327.8)	(244.8)	1,109.4
Income tax	(14.7)	(62.8)	349.4

Earnings (Loss) Before Cumulative Effect of Change in Accounting Principle	(313.1)	(182.0)	760.0
Cumulative effect of change in accounting principle (net of tax of $13.4)	—	—	(29.2)

Net Earnings (Loss)	$(313.1)	$(182.0)	$730.8

Earnings (Loss) per Share Before Cumulative Effect of Change in Accounting Principle
Basic	$(0.76)	$(0.44)	$1.86
Diluted	$(0.76)	$(0.44)	$1.82
Cumulative Effect of Change in Accounting Principle per Share
Basic	$—	$—	$(0.07)
Diluted	$—	$—	$(0.07)
Earnings (Loss) per Share
Basic	$(0.76)	$(0.44)	$1.79
Diluted	$(0.76)	$(0.44)	$1.75
Average number of common shares outstanding	411.4	409.6	409.4
Average number of common shares outstanding, assuming dilution	411.4	409.6	418.4

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

(In millions, except share amounts)	12/27/02	12/28/01

ASSETS
Current Assets
Cash and cash equivalents	$453.6	$701.9
Investments in marketable securities	565.6	399.7
Accounts receivable, net of allowance of $12.2 and $57.3	216.8	330.9
Inventories
Raw materials	92.4	145.5
Work in process	15.5	33.7
Finished goods	66.6	149.9

	174.5	329.1
Deferred taxes	—	138.2
Income taxes	91.9	26.5
Miscellaneous receivables and other current assets	31.2	18.3

Total Current Assets	1,533.6	1,944.6

Property, Plant and Equipment
Buildings and improvements	289.3	315.6
Equipment	454.1	516.2

	743.4	831.8
Accumulated depreciation	(349.3)	(342.2)

	394.1	489.6
Land	26.8	30.9

	420.9	520.5
Goodwill, Net	455.7	188.6
Other Assets	212.6	212.1

Total Assets	$2,622.8	$2,865.8

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$77.4	$63.5
Accrued liabilities
Compensation	50.9	43.4
Payroll and other taxes	7.2	8.9
Accrued restructuring and other charges	85.4	155.1
Other	36.4	48.6

Total accrued liabilities	179.9	256.0

Total Current Liabilities	257.3	319.5

Accrued Long-Term Restructuring Charges	45.5	24.9
Other Long-Term Liabilities	29.7	34.4
Deferred Income Taxes	—	21.4
Stockholders’ Equity
Preferred stock: authorized 5,000,000 shares of $.01 par value; no shares issued and outstanding	—	—
Common stock: authorized 1,000,000,000 shares of $.01 par value; 415,440,414 and 413,497,100 shares issued and outstanding, including treasury stock	4.1	4.1
Additional paid-in capital	543.6	496.0
Deferred compensation expense	(19.3)	(1.4)
Treasury stock, at cost: 3,250,000 shares and 3,250,000 shares	(129.6)	(129.6)
Total accumulated other comprehensive loss	(52.0)	(160.1)
Retained earnings	1,943.5	2,256.6

Total Stockholders’ Equity	2,290.3	2,465.6

Total Liabilities and Stockholders’ Equity	$2,622.8	$2,865.8

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity
(In millions)	12/27/02		12/28/01		12/29/00

Common Stock	Shares	Amount	Shares	Amount	Shares	Amount
Balance at beginning of year	413.5	4.1	411.2	4.1	408.0	4.1
Stock options exercised	1.9	—	2.3	—	3.2	—

Balance at end of year	415.4	4.1	413.5	4.1	411.2	4.1

Additional Paid-In Capital
Balance at beginning of year		496.0		441.9		376.6
Stock options exercised		4.8		41.0		58.1
Stock retention programs		0.3		2.7		1.0
Employee stock awards		0.1		0.3		1.0
Stock compensation from acquired company		—		—		5.2
Fair value of options issued in acquisition		42.9		7.1		—
Other		(1.0)		—		—
Stock compensation from restructuring activities		0.5		3.0		—

Balance at end of year		543.6		496.0		441.9

Deferred Compensation
Balance at beginning of year		(1.4)		—		—
Unearned compensation from options issued in acquisitions		(29.3)		(1.4)		—
Amortization		10.5		—		—
Other		(0.9)		—		—

Balance at end of year		(19.3)		(1.4)		—

Treasury Stock
Balance at beginning of year	3.3	(129.6)	3.0	(126.5)	—	—
Shares purchased	—	—	0.3	(3.1)	3.0	(126.5)

Balance at end of year	3.3	(129.6)	3.3	(129.6)	3.0	(126.5)

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year		(160.1)		(130.5)		(41.0)
Unrealized holding gains (losses) on marketable securities arising during period,		8.9		5.8		(39.5)
Less: reclassification adjustment for (gains) losses included in net earnings		(7.1)		7.6		(36.5

Net unrealized holding gains (losses) on marketable securities		1.8		13.4		(76.0)
Foreign currency translation adjustment		107.0		(37.4)		(44.1)
Deferred income tax related to items of other comprehensive income (loss)		(0.7)		(5.6)		30.6

Balance at end of year		(52.0)		(160.1)		(130.5)

Retained Earnings
Balance at beginning of year		2,256.6		2,438.6		1,707.8
Net earnings (loss)		(313.1)		(182.0)		730.8

Balance at end of year		$ 1,943.5		$ 2,256.6		$ 2,438.6

Total Stockholders’ Equity		$ 2,290.3		$ 2,465.6		$ 2,627.6

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flow

(In millions)	Year Ended 12/27/02	Year Ended 12/28/01	Year Ended 12/29/00

Operating Activities
Net Earnings (Loss)	$(313.1)	$(182.0)	$730.8
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Restructuring and other charges	268.4	448.6	—
Depreciation and amortization	142.6	157.5	116.2
Tax benefit associated with stock option exercises	2.0	20.1	27.2
Purchased in-process research & development	5.4	—	—
Provision for doubtful accounts	(25.4)	42.0	19.2
Deferred income taxes	110.0	(94.9)	1.3
Loss (gain) on investments	30.0	13.1	(58.8)
Deferred compensation	10.5	—	—
Merger costs	—	—	5.8
Net changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	162.0	424.7	(225.2)
Inventories	113.2	(27.3)	(246.3)
Miscellaneous receivables and other current assets	(12.1)	8.0	(18.9)
Long-term assets	(32.3)	(65.6)	(80.7)
Accounts payable	9.2	(91.1)	45.2
Accrued restructuring and other charges	(191.6)	(64.4)	—
Accrued liabilities	(29.6)	(56.2)	61.0
Income taxes	(66.0)	(120.0)	45.5
Long-term liabilities	(5.4)	6.8	3.8

Net Cash Provided by Operating Activities	177.8	419.3	426.1

Investing Activities
Acquisition of property, plant and equipment, net	(34.1)	(208.2)	(207.6)
Payments for purchases of investments	(697.0)	(424.0)	(643.6)
Proceeds from sales and maturities of investments	543.5	714.0	560.5
Payments for acquisitions, net of cash acquired	(291.7)	(130.8)	(0.5)

Net Cash Used for Investing Activities	(479.3)	(49.0)	(291.2)

Financing Activities
Proceeds from issuance of common stock	2.8	20.9	30.9
Purchase of treasury stock	—	(3.1)	(126.5)
Proceeds from notes payable	—	0.5	—
Payments of notes payable	(8.8)	—	(6.5)

Net Cash Provided by (Used for) Financing Activities	(6.0)	18.3	(102.1)

Effect of Exchange Rate Changes on Cash	59.2	(16.0)	(14.1)
Net Increase (Decrease) in Cash and Cash Equivalents	(248.3)	372.6	18.7
Cash and Cash Equivalents at Beginning of Year	701.9	329.3	310.6

Cash and Cash Equivalents at End of Year	$453.6	$701.9	$329.3

Other Information
Interest paid	$1.4	$0.7	$0.3
Income taxes paid	$23.9	$151.0	$274.8

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business
The Company and its Subsidiaries operate as one business segment in the design, assembly, marketing and servicing of a diverse line of communications equipment used in public and private networks worldwide.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its Subsidiaries. All significant intercompany balances and transactions have been eliminated.
     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, certain reclassifications have been made in the 2000 and 2001 consolidated financial statements to conform to the 2002 presentation.

Cash Equivalents
The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, marketable securities and cost-basis investments. The carrying value of the cash and cash equivalents approximates their estimated fair values based upon quoted market prices. The fair value of marketable securities is estimated based on quotes from brokers or current rates offered for instruments with similar characteristics.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property, Plant and Equipment
Property, plant and equipment is recorded at cost. Depreciation is computed using both the declining-balance and straight-line methods. Buildings are depreciated over 25 to 40 years, improvements over 7 years and equipment over 3 to 10 years.

Stock Options
Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of
SFAS No. 123, the Company has elected to continue to apply Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan grants. Had compensation cost for the Company’s stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans consistent with the method required by SFAS No. 123, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the following chart:

(In millions, except per-share data)	2002	2001	2000

Net earnings (loss)
As reported	$ (313.1)	$ (182.0)	$ 730.8
Plus: stock-based employee compensation expense included in reported net earnings*	10.5	—	—
Less: Total stock-based employee compensation expense determined under fair value based method for all awards*	(129.6)	(121.4)	(63.8)

Pro forma net earnings (loss)	$ (432.2)	$ (303.4)	$ 667.0

Earnings (loss) per common share As reported	$(0.76)	$(0.44)	$1.79
Pro forma	$(1.05)	$(0.74)	1.63
Earnings (loss) per common share, assuming dilution>
As reported	$(0.76)	$(0.44)	$1.75
Pro forma	$(1.05)	$(0.74)	$1.59

*Net of related tax effects
(See Note 11, Stock Options).

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases at enacted tax rates when such amounts are expected to be realized or settled. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. (See Note 13, Income Taxes.)

Goodwill & Intangible Assets
In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, management reviews the valuation of goodwill and intangible assets at least annually. Intangible assets with finite lives are amortized over their estimated useful lives. The Company utilizes the comparison of its market capitalization and book value as an indicator of potential impairment. Prior to adoption of SFAS No. 142 in the first quarter of 2002, the Company amortized goodwill over terms ranging from 7 to 20 years using the straight-line method. The accumulated amortization of goodwill was approximately $59.1 million at December 28, 2001.

Revenue Recognition
Product revenue is recognized when all significant contractual obligations have been met, including the terms of the shipment, and collection of the resulting receivable is reasonably assured. Revenue for maintenance and support services is recognized ratably over the contract period. All other service revenue is recognized upon completion.

Earnings Per Share
In accordance with SFAS No. 128, Earnings Per Share, earnings per share are based on both the weighted-average number of shares and the weighted-average shares adjusted for assumed conversions of stock options. (See Note 16, Earnings Per Share.)

Foreign Currency Translation
The financial statements of the Company’s subsidiaries are generally measured using the local currency as the functional currency. For these subsidiaries, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at weighted average exchange rates during the year. The effect of translating a subsidiary’s stockholders’ equity to U.S. dollars is recorded as a cumulative translation adjustment in the Consolidated Balance Sheet.

Foreign Currency Transactions
Foreign currency transaction gains and losses resulting from changes in exchange rates are recognized in “Other income (expense).” Net gains (losses) of $(5.9) million, $2.2 million and $(2.7) million were recorded in 2002, 2001 and 2000, respectively.

2. New Accounting Pronouncements

During the first quarter of 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 eliminates the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. For more information, please refer to Note 6, Goodwill and Intangible Assets.
     Also during the first quarter of 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. Adoption of this Statement did not have a material effect on the Company’s results of operations, financial position or cash flows.
     In May 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for an exit cost or disposal activity be recognized when the liability is incurred, whereas under EITF No. 94-3, a liability is recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company is not required to implement SFAS No. 146 until 2003. Accordingly, the restructuring activities in 2002 (see Note 3, Restructuring and Other Charges) were accounted for using the guidance in EITF Issue No. 94-3.
     In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation requires companies to recognize an initial liability for the fair value of an obligation assumed when issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to materially affect the Company’s consolidated financial statements. For more information, please refer to Note 10, Product Warranties.
     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 provides alternative methods of transitioning to the fair-value method of accounting for stock-based employee compensation. SFAS No. 148 also amends previously issued disclosure requirements by requiring disclosure in the summary of significant accounting policies of the effects of the entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements.
     While SFAS No. 148 does not require companies to account for employee stock options using the fair-value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based compensation, regardless of whether they account for that compensation using the fair-value method or the intrinsic-value method. The disclosure provisions are effective for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 is not expected to materially affect Tellabs’ consolidated financial statements.

3. Restructuring and Other Charges

During April, August and November 2001, the Company’s management and Board of Directors approved plans to restructure its business operations. The restructuring activities included termination of the SALIX and NetCore development efforts, discontinuation of the development of the TITAN 6700 optical switch, strategic realignment of worldwide manufacturing capacity and related workforce reductions, reduction of excess inventories and related purchase commitments, and a consolidation of the Company’s facilities. These steps were undertaken to both realign the Company’s cost structure with the lower anticipated business and industry outlook and to focus the Company’s resources on the metro optical networking and business services markets. Total charges associated with these plans were $448.6 million.
     In April and September 2002, the Company’s management and Board of Directors approved additional plans to further restructure its operations including a realignment of worldwide inventory levels to match customer demand, which resulted in the write-off of excess inventories and the accrual for excess inventory purchase commitments; workforce reductions; the closure and consolidation of excess facilities, including manufacturing facilities in Ronkonkoma, New York, and Shannon, Ireland, along with the write-off of related fixed assets; and an adjustment of the reserves for excess leased facilities from the Company’s 2001 restructuring programs in light of current economic conditions. Total charges associated with the April and September 2002 plans were $219.1 million and $68.0 million, respectively.
     Below is an analysis of the restructuring and other charges recorded during 2002 and 2001 by major income statement classification:

(in millions)
Income Statement Classification	Description	12/27/02	12/28/01
Net product sales	Reversal of SALIX revenue	$ —	$ 6.2
Product cost of sales	Inventory write-offs	53.2	120.3
	Excess purchase commitments	58.0	127.0
	Other asset write-offs	—	2.9
Restructuring and other expenses	Severance and related expenses	51.3	46.9
	Consolidation of excess leased facilities	44.7	59.5
	Disposal of property, plant and equipment	67.3	55.6
	Other obligations	12.6	30.2
		$287.1	$448.6

The following table displays the Company’s restructuring activity during 2002 and the status of the reserves at December 27, 2002:

Description of reserve (in millions)	Balance 12/28/01	April 2002 Accrual	Sept. 2002 Accrual	Non-Cash Activity	Cash Activity	Balance 12/27/02
Inventory write-offs	$-	$53.2	$-	$(53.2)	$-	$-
Excess purchase commitments	94.6	58.0	-	(12.3)	(110.3)	30.0
Severance and related expenses	26.4	28.7	22.6	(7.4)	(60.8)	9.5
Consolidation of excess leased facilities	58.8	34.2	10.5	0.6	(20.3)	81.8
Disposal of property, plant and equipment	-	41.9	25.4	(67.3)	-	-
Other obligations	2.2	3.1	9.5	(5.0)	(0.2)	9.6
	$180.0	$219.1	$68.0	$(144.6)	$(191.6)	$130.9

Reversal of SALIX revenue
During 2001, the Company reversed previously recognized sales totaling $6.2 million related to the SALIX 7750 product. The Company had refunded customers $6.0 million related to SALIX product returns.

Inventory write-offs and excess
purchase commitments
Included in product cost of goods sold during 2002 were charges of $111.2 million related to the write-off of inventories and accruals for non-cancelable inventory purchase commitments deemed to be excess as a result of the continued slowdown in customer spending levels. These charges related primarily to a build-up in common components and piece parts that were a direct result of the lower forecasted overall product demand. The inventory write-offs were recorded as a reduction to inventory, while the reserve for excess non-cancelable purchase commitments was recorded to accrued restructuring and other charges.
     During the fourth quarter of 2002, the Company recorded a reversal of restructuring charges of $11.6 million relating to costs originally recorded as part of the Company’s 2001 restructuring programs. This reversal was a result of the Company incurring lower purchase commitment obligations than originally anticipated. The Company believes that the remaining purchase commitment reserve of $30.0 million is adequate to cover future contract settlements.
     Included in product cost of goods sold during 2001 were charges of $247.3 million related to the write-off of inventories and accruals for purchase commitments. These charges arose from a build-up in Tellabs 2300 remote service units that will be superseded by new, upgraded units; the termination of the SALIX and
NetCore next-generation switching effort; the discontinuance of the TITAN 6700 switch; and the identification of various components and common piece parts that would no longer be utilized due to lower forecasted product demand.

Severance and related expenses
Resulting from its 2002 restructuring initiatives, the Company recorded charges totaling $51.3 million for severance pay and related fringe benefits for the reduction of approximately 2,000 employees worldwide. Approximately 130 current employees were affected by the September 2002 restructuring plans during the first quarter of 2003. Tellabs expects to pay the remainder of the September 2002 severance costs by the end of the first quarter of 2003.
     In the fourth quarter of 2002, the Company reversed $6.2 million due to changes in the estimated severance and related costs from prior restructuring programs.
     During 2001, the Company recorded charges of $46.9 million for severance pay, fringe benefits and early retirement benefits.

Consolidation of excess leased facilities
During 2002, the Company recorded $44.7 million in charges related to the consolidation of excess facilities. These charges consist mainly of $20.4 million for additional reserves for facilities vacated under the 2001 restructuring programs, $13.6 million for lease cancellation and non-cancelable lease costs associated with the closure of the Ronkonkoma, New York, manufacturing facility and the consolidation of a number of smaller locations under the April 2002 restructuring, and $10.5 million for lease cancellation and non-cancelable lease costs primarily associated with the consolidation of Reston, Virginia, operations with Ashburn, Virginia, operations.
     The $20.4 million adjustment of the 2001 restructuring reserves resulted from management revising its estimates and assumptions concerning its overall exposure under certain lease agreements. Based upon the effects the current state of the real estate market and the economy, as a whole, the Company’s ability to sublease properties in certain geographic areas was impacted. Approximately $0.7 million of the 2002 charges were reversed in the fourth quarter of 2002 as they related to originally estimated equipment lease payments that will no longer be paid. The Company anticipates utilizing the remaining reserve for excess leased facility charges.
     During 2001 the Company recorded charges totaling $59.5 million related to the consolidation of excess facilities. These charges related primarily to the lease cancellation and non-cancelable lease costs to be incurred with the closure of the SALIX and NetCore facilities; the closure of a manufacturing facility in Drogheda, Ireland; the Company’s decision not to open its research and development facility in Chelmsford, Massachusetts; the closure of certain small sales offices around the world and the consolidation of a variety of leased buildings that would no longer be needed.

Disposal of property, plant and equipment
The Company recorded a total of $67.3 million related to the disposal of property, plant and equipment as part of its 2002 restructuring programs. Property, plant and equipment consisted of leasehold improvements, manufacturing equipment, lab and data equipment, and furniture associated with the closure of the Ronkonkoma, New York, and Shannon, Ireland, plants, and the consolidation of a number of smaller locations. The total charges were determined by writing down fixed assets to be sold to the lower of their carrying amount or fair value less costs to sell, while writing down fixed assets that were abandoned to salvage value in accordance with SFAS No. 144.
     During 2001 the Company recorded a total of $55.6 million related to the disposal of property, plant and equipment, consisting primarily of leasehold improvements, production equipment, lab and data equipment, and furniture associated with the unopened facility in Chelmsford, Massachusetts, the closure of the manufacturing facility in Drogheda, Ireland, and an additional manufacturing facility closure in Round Rock, Texas.

Other obligations
The Company recorded $12.6 million in charges for other obligations that arose as a direct result of its 2002 restructuring activities. These charges include $4.7 million for the write-down of the Shannon, Ireland, facility, $4.3 million for the expected repayment of incentive grants and $3.6 million of other miscellaneous fees. The Company expects these incentive grants and miscellaneous fees will be substantially paid in 2003.
     During 2001, $2.9 million of other asset write-offs was charged to product cost of goods sold, while $30.2 million was charged to restructuring and other expenses. These amounts consisted of capitalized TITAN 6700 optical switch prototypes, prototypes related to the next-generation switching production effort, write-offs of prepaid royalties and licenses related to the SALIX product line, and government grants to be repaid during 2002.

4. Change in Accounting Principles

The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, during the first quarter of 2001. SFAS No. 133 establishes accounting and reporting standards that require companies to record all derivative instruments on the balance sheet at their fair value. Changes in the derivatives’ fair value are to be reported in earnings or other comprehensive income, as appropriate. Adoption of SFAS No. 133 had no significant impact on Tellabs’ consolidated financial statements. For more information, see Note 8, Financial Instruments.
     In the fourth quarter of 2000, the Company changed its method of accounting for revenue recognition in accordance with SAB 101, Revenue Recognition in Financial Statements, retroactive to January 1, 2000. This change aligns the revenue recognition policy with certain customer-specific contractual provisions.
     Adoption of SAB 101 was recorded as a change in accounting method by reporting the cumulative effect of the change to prior periods in the first period of 2000. The cumulative effect of the change resulted in a charge to earnings of $29.2 million (net of income taxes of $13.4 million), for the year ended December 29, 2000. The total revenue included in the change was $58.8 million. The effect on 2000 was to increase earnings, before the cumulative effect of the change in accounting principle, by $20.9 million ($0.05 per share).

5. Business Combinations

In January 2002, the Company acquired 100% of the outstanding voting stock of Ocular Networks, Inc. (“Ocular”), a developer of optical solutions for the metropolitan (“metro”) optical networking market, for $323.0 million. As part of the acquisition, the Company obtained Ocular’s Optical Network Xchange™ (“OSX”) products, the Tellabs 6400 transport switch (formerly Ocular OSX 6000™), the Tellabs 6410 transport edge node (formerly Ocular OSX 1000™) and the Tellabs 6490 element manager (formerly Ocular Metro Watch™).
     The acquisition was accounted for as a purchase in accordance with the guidance in SFAS No. 141, Business Combinations, with the results of operations and cash flows for Ocular included in the Company’s consolidated results from the date of the acquisition. Pro forma combined results of operations are not being presented since they would not differ materially from reported results.
     Components of the purchase price were as follows:

(in millions)
Cash paid to Ocular shareholders	$278.5
Fair value of Ocular stock options assumed	42.9
Payable to former Ocular restricted stockholders	28.5
Acquisition costs	2.4
352.3
Deferred compensation expense	(29.3)
Total	$323.0

     The Black-Scholes option valuation model was used to determine the fair value of the Ocular stock options assumed. The deferred compensation expense represents the intrinsic value of the unvested Ocular stock options on the acquisition date, which will be recognized over the remaining service period of the options. Also included in the purchase price was a payable of $28.5 million to former holders of restricted Ocular stock awards that were given to certain key employees. On the acquisition date, the restricted stock award holders exchanged these awards for the right to receive $28.5 million in cash, which Tellabs has agreed to pay out either immediately, if certain pre-defined conditions are met, or over the original vesting period of the awards. As of December 27, 2002, the Company had paid approximately $15.3 million of this payable.
     The allocation of the purchase price is as follows:

(in millions)
Goodwill	$267.1
Intangible assets subject to amortization-developed technology	64.4
Purchased in-process research and development costs	5.4
Other assets	8.2
Total assets	$345.1

Total liabilities	$22.1
Purchase price	$323.0

     The developed technology intangible asset of $64.4 million represents the value of the underlying technology for the Tellabs 6400 transport switch and the Tellabs 6490 element manager. This intangible asset is being fully amortized over its estimated useful life of 10 years using the straight-line method. The $5.4 million of in-process research and development costs was expensed during the first quarter of 2002. These costs related to the development of the Tellabs 6410 transport edge node.
     The Company also recorded goodwill of $267.1 million. The Company believes that by acquiring Ocular it extended the addressable market for its products within the metro optical network. Ocular’s product offerings complement Tellabs’ by focusing on small to mid-size tier 2 and 3 central offices, a market opportunity that has previously not been addressed by Tellabs. Tellabs 5000 series of digital cross-connect systems are optimized for larger, or tier 1, central offices. The Company estimates that no goodwill will be deductible for tax purposes.
     In February 2001, the Company acquired Future Networks, Inc. (“FNI”), a leader in standards-based voice and cable modem technology, for approximately $143.3 million.
     Components of the purchase price were as follows:

(in millions)
Cash paid to former FNI shareholders at acquisition date	$94.9
Cash paid to former FNI shareholders in 2001 upon achievement of certain product development milestones	41.7
Cash paid to former FNI shareholders in 2002 upon achievement of certain product development milestones	1.6
Value of FNI employee stock options exchanged for Tellabs stock options	4.9
Acquisition costs	0.2
Total	$143.3

     The acquisition was accounted for as a purchase, and accordingly, the results of operations of the acquired business were included in the consolidated operating results of Tellabs from the date of acquisition.
     The final allocation of the purchase price is as follows:

(in millions)
Goodwill	$142.4
Fair value of assets acquired	11.3
Total assets	$153.7

Total liabilities	$10.4
Purchase price	$143.3

     Pro forma combined operating results prepared assuming the acquisition had occurred at the beginning of the year are not being presented since they would not differ materially from reported results.
     During 2001, $13.0 million of amortization expense was recorded against the FNI goodwill. The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, in January 2002; accordingly, no additional goodwill amortization was subsequently recorded (please see Note 6, Goodwill and Intangible Assets).
     In February 2000, the Company acquired SALIX Technologies, Inc. (“SALIX”), a developer of next-generation switching solutions that enabled service providers to offer next-generation, converged services, over any network infrastructure, in a transaction accounted for as a pooling of interests. The Company issued approximately 3.8 million shares of its common stock in exchange for all of the outstanding common and preferred shares of SALIX. During the first quarter of 2000, the Company recognized a pre-tax charge of $5.8 million for costs related to the SALIX acquisition.

6. Goodwill and Intangible Assets

During the first quarter of 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 eliminates the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.
     In its initial application of SFAS No. 142, the Company determined that it operated in one reporting unit for purposes of completing the impairment review of goodwill. The Company utilizes the comparison of its market capitalization and book value as an indicator of potential impairment. Upon adoption of SFAS No. 142, the Company tested for impairment at the consolidated entity level and determined that a potential impairment did not exist. As a result, no further actions were required.
     As a result of adopting SFAS No. 142, the Company performed its annual impairment review in the fourth quarter of 2002. The Company did not find any indication that impairment existed and, therefore, no impairment was recorded. However, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.
     Below is a comparison of the results of operations for the last three years, with the pro-forma results of operations adjusted to exclude goodwill amortization expense.

	Year Ended
(in millions, except per-share amounts)	12/27/02	12/28/01	12/29/01
Net Earnings (Loss)	$(313.1)	$(182.0)	$730.8
Add back: After-tax goodwill amortization	-	21.5	8.7
Pro-forma Earnings (Loss)	$(313.1)	$(160.5)	$722.1

Earnings (Loss) per Share – Basic	$(0.76)	$(0.44)	$1.79
Add back: Goodwill amortization	-	0.05	0.02
Pro-forma Earnings (Loss) per Share – Basic	$(0.76)	$(0.39)	$1.81
Earnings (Loss) per Share – Diluted	$(0.76)	$(0.39)	$1.77
Add back: Goodwill amortization	-	0.05	0.02
Pro-forma Earnings (Loss) per Share – Diluted	$(0.76)	$(0.39)	$1.77

Average number of common shares outstanding	411.4	409.6	409.4
Average number of common shares outstanding, assuming dilution	411.4	409.6	418.4

     Goodwill increased $267.1 million during 2002, to $455.7 million, resulting primarily from the Ocular acquisition.
     At December 27, 2002, the Company had finite-lived intangible assets with an original carrying value of $87.4 million and accumulated amortization and foreign currency translation adjustments totaling $17.3 million. These assets consisted of developed technology acquired in both the Tellabs Denmark acquisition, totaling $23.0 million, and the Ocular acquisition, totaling $64.4 million. At December 27, 2002, the net carrying value of the Tellabs Denmark-developed technology was $11.6 million, while the net carrying value of the Ocular developed technology was $58.5 million. These intangible assets are being amortized using the straight-line method over periods ranging from 7 to 10 years. The overall weighted-average amortization period is 9.3 years. Total amortization expense was $8.8 million, $2.8 million and $2.8 million in 2002, 2001 and 2000, respectively.
     The estimated amortization expense for the next five years is as follows:

(in millions)

2003	$9.2
2004	$9.2
2005	$9.2
2006	$8.0
2007	$6.4

7. Investments

Available-for-sale marketable securities are accounted for at market prices, with the unrealized gain or loss, less deferred income taxes, shown as a separate component of stockholders’ equity. At December 27, 2002, and December 28, 2001, they consisted of the following:

(In millions)	Amortized Cost	Unrealized Gain/(Loss)	Market Value

2002
State and municipal securities	$149.9	$1.6	$151.5
Preferred and common stocks	47.9	1.5	49.4
U.S. government and agency debt obligations	212.5	4.9	217.4
Corporate debt obligations	57.4	2.4	59.8
Foreign government obligations	15.9	0.1	16.0
Foreign bank obligations	71.5	–	71.5

	$555.1	$10.5	$565.6

(In millions)	Amortized Cost	Unrealized Gain/(Loss)	Market Value

2001
State and municipal securities	$135.8	$1.9	$137.7
Preferred and common stocks	93.7	2.6	96.3
U.S. government and agency debt obligations	65.9	2.1	68.0
Corporate debt obligations	55.8	0.7	56.5
Foreign bank obligations	41.3	(0.1)	41.2

	$392.5	$7.2	$399.7

     The Company also maintains investments in start-up technology companies and partnerships that invest in start-up technology companies. These investments are recorded in Other Assets at cost, which approximates fair market value. At December 27, 2002, and December 28, 2001, these investments totaled $9.0 million and $36.0 million, respectively. During 2001, the Company recorded a $12.8 million pre-tax gain on the sale of a certain equity investment.
     Management conducts a quarterly review of each investment in its portfolio, including historical and projected financial performance, expected cash needs and recent funding events. Other-than-temporary impairments are recognized if the market value of the investment is below its cost basis for an extended period of time or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. Other-than-temporary impairments were $29.6 million for the year ended December 27, 2002, and $25.9 million for the year ended December 28, 2001.

8. Derivative Financial Instruments

The Company conducts business on a global basis in several major currencies and is subject to risks associated with fluctuating foreign exchange rates. In response to this, the Company developed a foreign currency exposure management policy with the objective of mitigating financial exposure to changing foreign exchange rates resulting from nonfunctional currency receivables and payables that are expected to be settled in one year or less. The Company utilizes derivatives, primarily foreign currency forward contracts, to manage its foreign currency exposure. The Company does not engage in hedging specific individual transactions, but rather uses derivatives to manage overall exposure levels for a specific currency. Gains and losses related to these derivatives are recorded to the Consolidated Statement of Operations each period.
     The Company’s policy is to hedge 90% of the calculated exposure. Foreign currency forward contracts are executed weekly with the final contracts for each period executed one week before the end of the period. As a result of this timing, additional nonfunctional foreign currency transactions can occur during the last week of the period that could cause the Company’s hedge percentage at the end of the period to be greater or less than the 90% target. The Company enters into forward exchange contracts only to the extent necessary to meet its overall goal of minimizing nonfunctional foreign currency exposures. The Company does not enter into hedging transactions for speculative purposes. The Company’s foreign currency exposure management policy and program remained unchanged during 2000, 2001 and 2002, and no significant changes are currently planned.
     In accordance with SFAS No. 133, all forward exchange contracts are recorded on the balance sheet at fair value. Forward foreign exchange contracts receivable are included in other current assets, while forward foreign exchange contracts payable are included as part of accrued liabilities in the consolidated balance sheet. Changes in the fair value of these instruments are included in earnings, as part of other income and expense, in the current period. The Company had a net gain of $5.5 million on forward exchange contracts in 2002. Net losses on forward exchange contracts were $4.7 million and $1.8 million for 2001 and 2000, respectively. The Company’s current hedging practices do not qualify for special hedge accounting treatment as prescribed in SFAS No. 133 since hedges of existing assets or liabilities that will be remeasured with changes in fair value reported currently in earnings are specifically excluded.
     Derivative financial instruments involve elements of market and credit risk not recognized in the financial statements. The market risk that results from these instruments relates to changes in the foreign currency exchange rates, which is generally offset by movements in the value of the underlying assets or liabilities being held. Credit risk relates to the risk of nonperformance by a counterparty to one of the Company’s derivative contracts. The Company does not believe there is a significant credit risk associated with its hedging activities because counterparties are all large international financial institutions with high credit ratings. In addition, the Company also limits the aggregate notional amount of agreements entered into with any one financial institution in order to mitigate credit risk.
     The table that follows presents a summary of the notional value and the fair value of forward exchange rate contracts for each currency in which the Company had hedged exposure at December 27, 2002, and December 28, 2001. The principal currencies currently being hedged by the Company are the British pound, Danish krone, Euro, Mexican peso and U.S. dollar. The notional amounts shown are the U.S. dollar values of the agreed-upon amounts in each foreign currency that will be delivered to a third party on the agreed-upon date.

(In millions)	Notional Value of Exposure at 12/28/01	Notional Value Maturing in 2003	Fair Value at 12/27/02

Forward contracts at December 27, 2002:
Related forward contracts to sell foreign currencies for Euro	$ 105.6	$ 88.3	$ 88.3
Related forward contracts to sell foreign currencies for Danish krone	4.7	5.4	5.4
Related forward contracts to sell foreign currencies for British pound	7.0	5.6	5.6
Related forward contracts to buy foreign currencies for British pound	1.1	0.9	0.9
Related forward contracts to buy foreign currencies for U.S. dollar	2.1	1.4	1.4
Related forward contracts to sell foreign currencies for U.S. dollar	14.2	12.7	12.6

Total	$134.7	$114.3	$114.2

(In millions)	Notional Value of Exposure	Notional Value Maturing in 2002	Fair Value at 12/28/01

Forward contracts at December 28, 2001:
Related forward contracts to sell foreign currencies for Euro	$ 93.4	$ 85.5	$ 85.5
Related forward contracts to buy foreign currencies for Euro	0.9	0.5	0.5
Related forward contracts to sell foreign currencies for Danish krone	7.4	6.9	6.9
Related forward contracts to sell foreign currencies for British pound	14.6	10.0	9.8
Related forward contracts to buy foreign currencies for U.S. dollar	0.4	0.2	0.2
Related forward contracts to sell foreign currencies for U.S. dollar	7.1	7.2	7.1

Total	$123.8	$110.3	$110.0

9. Assets Held for Sale

As a result of its restructuring efforts, the Company committed to sell certain land, buildings and improvements in Lisle, Illinois, and Round Rock, Texas, with carrying amounts of $8.5 million and $4.6 million, respectively. The Company believes these properties will be sold no later than the end of 2003. During the fourth quarter of 2002, the Company determined that the plan of sale criteria in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, had been met for these two properties. The carrying value of the land, buildings and leasehold improvements approximated their fair value less costs to sell, which was determined based on the quoted market prices of similar assets; therefore, no impairment losses have been recorded in 2002. The $13.1 million total carrying value of the properties held for sale is included in Miscellaneous Receivables and Other Current Assets in the 2002 Consolidated Balance Sheet.

10. Product Warranties

The Company adopted FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others, in the fourth quarter of 2002. Under this interpretation, product warranties are not subject to the initial recognition and measurement provisions of FIN 45, thus the Company has not modified its current practice of accounting for product warranties.
     The Company offers warranties for all of its products. The specific terms and conditions of those warranties vary depending upon the product sold. The Company provides a basic limited warranty, including parts and labor, for all products for a period ranging from 1 to 5 years. Factors that enter into the Company’s estimate of its warranty liability include the number of units shipped, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. On the consolidated balance sheet, the short-term portion of the warranty reserve is included in Other Current Liabilities, while the long-term portion is included in Other Long-Term Liabilities.
     The Company’s product warranty liabilities are as follows:

(In millions)	12/27/02	12/28/01	12/29/00

Balance at beginning of year	$ 14.4	$ 11.4	$ 12.2
Net changes to product warranty liabilities based on historical and anticipated rates of warranty claims	(0.5)	3.0	(0.8)

Balance at end of year	$13.9	$14.4	$11.4

Balance sheet classification at end of year

Other Current Liabilities	$ 6.2	$ 6.7	$ 4.7
Other Long-Term Liabilities	7.7	7.7	6.7

Total product warranty liabilities	$13.9	$14.4	$11.4

11. Stock Options

At December 27, 2002, the Company had 13 stock-based compensation plans. Under these plans, the Company typically grants options to purchase the Company’s common stock at no less than 100% of the market price on the date the option is granted. Options generally become exercisable on a cumulative basis at a rate of 25% on each of the first through fourth anniversaries of the grant date and have a maximum term of 5, 7 or 10 years. A total of 155,067,693 shares were authorized for issuance at December 27, 2002. Certain plans also provide for the granting of stock appreciation rights (SARs) in conjunction with, or independent of, the options under the plans. The SARs are typically assigned 5- or 10-year terms. At December 27, 2002, there were 100,148 SARs outstanding under the plans. At December 27, 2002, the exercise prices of the Company’s outstanding SARs ranged from $4.07 to $70.06.
     As indicated in Note 1, Summary of Significant Accounting Policies, the Company applies APB Opinion No. 25 and its related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan grants.
     The pro forma amounts disclosed in Note 1, Summary of Significant Accounting Policies, may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.
     The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 2002, 2001 and 2000:

	2002	2001	2000

Expected volatility	72.2%	64.8%	62.6%
Risk-free interest rate	2.8%	4.9%	4.9%
Expected life	5.9 years	7.0 years	5.1 years
Expected dividend yield	0.0%	0.0%	0.0%

     A summary of the status of the Company’s options plans as of December 27, 2002, December 28, 2001, and December 29, 2000, and of changes during the years ending on these dates is presented in the following chart:

	2002		2001		2000

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding — beginning of year	37,926,204	$ 30.95	26,203,871	$ 34.31	22,434,661	$ 21.44
Granted	16,781,435	$ 5.23	17,890,236	$ 25.81	9,208,639	$ 58.66
Exercised	(2,144,053)	$ 1.35	(2,265,958)	$ 9.24	(3,185,008)	$ 9.71
Forfeited	(10,229,718)	$ 29.98	(3,907,945)	$ 42.61	(2,254,421)	$ 40.40

Outstanding — end of year	42,333,868	$ 22.49	37,926,204	$ 30.95	26,203,871	$ 34.31

Exercisable at end of year	17,278,637		14,307,655		12,325,391
Available for grant	25,688,260		29,780,548		5,761,240
Weighted-average fair value of options granted during the year	$ 4.31		$ 16.85		$ 33.88

Options outstanding and exercisable as of December 27, 2002, by price range:

	Outstanding			Exercisable

Range of Excercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

$0.14—$7.06	15,309,506	8.2	$5.01	2,509,716	$2.35
$7.06—$14.13	1,363,087	6.4	$8.75	541,014	$8.57
$14.13—$21.19	13,366,591	6.7	$16.43	7,136,938	$16.25
$21.19—$28.25	1,482,269	4.1	$25.32	1,482,095	$25.32
$28.25—$35.31	259,878	6.5	$32.89	149,053	$33.23
$35.31—$42.38	320,303	7.4	$38.93	124,742	$37.92
$42.38—$49.44	499,309	6.6	$47.05	298,169	$47.13
$49.44—$56.50	3,810,334	7.2	$50.97	1,438,021	$51.60
$56.50—$63.56	5,658,416	6.8	$61.70	3,444,987	$61.66
$63.56—$70.63	264,175	6.7	$69.51	153,902	$69.46

$0.14—$70.63	42,333,868	7.2	$22.49	17,278,637	$28.07

    The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. It requires the use of assumptions that are subjective, such as the expected volatility of the exercise price and the expected remaining life of the option. Since the Company’s options have significantly different characteristics than traded options, and since the changes in the subjective input assumptions can result in materially different fair value estimates, in management’s opinion, the existing option pricing models do not necessarily provide a reliable single measure of the fair value of the options and does not give a meaningful comparison of companies in a given industry.

12. Employee Benefit and Retirement Plans

The Company’s employees may voluntarily participate in the 401(k) Savings Plan and upon meeting eligibility requirements, the Company will match (dollar-for-dollar) up to the first 3% of the employee’s contribution. Both employee and employer contributions are immediately vested. The investment election for the employee’s contribution is employee-driven and the company’s 3% match follows this election. In addition, the employee may elect to change this investment election and reallocate assets on a daily basis. Although the Tellabs Stock Fund is one of several funds offered to participants, at no time does Tellabs direct the investment of an employee’s 401(k) contribution or the Company’s 3% match into any one fund offered under the Plan. The Company maintains similar plans for the benefit of eligible employees at its Finland and Denmark subsidiaries.
     In addition to offering a 401(k) Savings Plan, the Company also has a Retirement Plan that, upon meeting eligibility requirements, all employees become eligible participants. The Company contributes an amount up to 5% of a participant’s salary, subject to the terms set forth in the Retirement Plan. This is a quarterly contribution entirely funded by the Company of which 41/2% may be directed by the participant into the funds offered under the 401(k) Savings Plan with the exception of the Tellabs Stock Fund. The participant may not direct any portion of this 41/2% into the Tellabs Stock Fund. Like the 401(k) Savings Plan, participants may change their Retirement Plan investment elections at any time and may reallocate the investments among the same funds available under the 401(k) Savings Plan (with the exception of the Tellabs Stock Fund) on a daily basis.
     The investment of the remaining 1/2% of this quarterly 5% contribution (10% of the Company retirement contribution) is directed by the Company into the Tellabs Stock Fund and cannot be reallocated unless the participant is age 55 or older. While the performance of the Company’s stock over the past two years has been disappointing, Tellabs believes that it is valuable to the Company and its stockholders for all employees to have a stake in Tellabs’ financial future.
     Company contributions to the 401(k) savings and profit-sharing plans were $16.2 million, $17.2 million and $15.4 million for 2002, 2001 and 2000, respectively. Company contributions to the Retirement Plan were $6.7 million, $14.4 million and $9.4 million for 2002, 2001 and 2000, respectively.
     The Company maintains a defined-benefit retiree medical plan. Under the plan, which was implemented in 1999, the Company provides qualified retirees with a subsidy to offset their medical costs and allows the retirees to participate in the Company-sponsored healthcare plan. The Company records, as part of operating expenses, the estimated current costs of the plan. In 2002, 2001 and 2000, those costs were $2.4 million, $2.2 million and $1.9 million, respectively.
     The Company provides a deferred income plan that permits certain officers and management employees to defer portions of their compensation. All deferrals prior to September 2, 2001, are guaranteed a fixed return. In September 2001, the Plan was amended to offer multiple investment funds whose investment returns are based on market performance; therefore, all deferrals after September 2, 2001, are invested in the new fund options. The deferred income obligation is included in Other Long-Term Liabilities and adjusted, with a corresponding charge (or credit) to compensation expense, to reflect changes in the fair value of the amount owed to the employee. The Company funds any payments from the deferred income plan from its investment in corporate-owned life insurance policies. The cash surrender value of such policies is recorded in Other Assets.
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
     The Company has a number of employee retention programs under which certain employees are entitled to a specific number of shares of the Company’s stock over a 1- or 2-year vesting period.

13. Income Taxes

Components of the Company’s earnings before income taxes are as follows:

(In millions)	Year Ended 12/27/02	Year Ended 12/28/01	Year Ended 12/29/00

Domestic source	$(330.2)	$(263.5)	$919.0
Foreign source	2.4	18.7	190.4

Total	$(327.8)	$(244.8)	$1,109.4

    The provision for income tax expense (benefit) consisted of the following:

Current: Federal	$(132.3)	$3.9	$258.7
State	(1.4)	(1.8)	34.2
Foreign	26.2	33.6	41.9

	(107.5)	35.7	334.8

Deferred: Federal	89.1	(95.1)	(13.8)
State and foreign	3.7	(3.4)	0.8

	92.8	(98.5)	14.6

Total Provision	$(14.7)	$(62.8)	$349.4

    Federal income taxes at the statutory rate are reconciled with the Company’s income tax provision as follows:

(In percentages)	12/27/02	Year Ended 12/28/01	12/29/00

Statutory U.S. income tax (benefit) rate	(35.0)%	(35.0)%	(35.0)%
State income tax, net of federal benefits	1.7	(2.4)	1.9
Research and development credit	(0.7)	(5.1)	(2.2)
Foreign earnings taxed at different rates	9.0	15.2	(1.6)
Charitable contribution	–	–	(0.4)
Benefit attributable to foreign sales corporation	–	(0.8)	(0.3)
Loss on investment in subsidiary	(5.1)	–	–
Valuation on U.S. net deferred tax assets	25.4	–	–
Other–Net	0.2	2.5	(0.9)

Effective income tax (benefit) rate	(4.5)%	(25.6)%	31.5%

Deferred tax assets (liabilities) for 2002 and 2001 are comprised of the following:

(In millions)	Balance at 12/27/02	Balance at 12/28/01

Deferred Tax Assets
NOL and research and development credit carryforwards	$57.0	$37.8
Inventory reserves	24.5	46.8
Accrued liabilities	15.1	19.4
Deferred compensation plan	7.6	4.1
Deferred employee benefit expenses	5.7	4.4
Fixed assets and depreciation	0.5	10.7
Restructuring accruals	44.3	41.8
Other	18.2	9.8

Gross deferred tax assets	$172.9	$174.8

Deferred Tax Liabilities
Amortizable intangibles	$(17.9)	$(3.7)
Unrealized gain on marketable securities	(3.6)	2.8
Other	–	(0.7)

Gross deferred tax liabilities	(21.5)	(7.2)

Valuation allowance	(152.5)	(50.8)
Net deferred tax asset/(liability)	$(1.1)	$116.8

The net deferred income tax asset decreased from an asset of $116.8 million at December 28, 2001, to a liability of $1.1 million at December 27, 2002. The $117.9 million change in the net deferred tax balance is primarily attributable to the establishment of a valuation allowance on the U.S. net deferred tax asset.

Deferred Tax Valuation Allowance
SFAS No. 109, Accounting for Income Taxes, requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company has previously established valuation allowances only for future tax benefits from state net operating losses and credits with relatively short carryforward periods, and for certain foreign net operating losses; however, losses incurred in the most recent two years represent sufficient negative evidence under the provisions of SFAS No. 109 for the Company to determine that the establishment of a full valuation allowance against U.S. deferred tax assets is appropriate. This valuation allowance will offset assets associated with future tax deductions as well as carryforward items. Although the Company does expect to realize these benefits, it expects to continue to record a full valuation allowance on future U.S. and certain non-U.S. tax benefits until an appropriate level of profitability is attained.

Summary of Carryforwards
The Company has carryforward U.S. federal and state net operating losses and research and development credits. These carryforwards increased from $9.0 million as of December 28, 2001, to $37.7 million as of December 27, 2002. Of this increase, $15.7 million was attributable to the 2002 acquisition of Ocular Networks, Inc., and $16.4 million was related to state net operating loss carryforwards and research and development credits earned in 2002, offset by a reduction due to expiring losses. The Company increased the valuation allowance related to net operating losses and credits during the year from $5.9 million at December 28, 2001, to a full valuation allowance of $37.7 million at December 27, 2002. The state net operating loss carryforwards and credits will expire at various dates between 2003 and 2022, a majority of which will expire between 2011 and 2022. The federal net operating loss and R&D tax credit carryforwards will expire at various dates between 2019 and 2022.
     The Company has net operating loss carryforwards relating to its non-U.S. subsidiaries for which a full valuation allowance has been previously established. The value of these assets was $19.3 million at December 27, 2002, compared with $28.8 million at the end of 2001. This decrease was driven primarily by the utilization of certain foreign losses as well as the closure of the manufacturing facility in Ireland, resulting in the expiration of Irish net operating losses. The non-U.S. net operating loss carryforwards will expire at various dates between 2003 and 2006.
     In general, the reversal of a valuation allowance results in an income tax benefit; however, at December 27, 2002, $14.3 million of the valuation allowance is attributable primarily to non-U.S. deferred tax assets that when realized, will first reduce unamortized goodwill, other intangible assets of acquired subsidiaries and then income tax expense.

Investment in Foreign Operations
Deferred U.S. income taxes and foreign withholding taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be permanently invested in those operations. The undistributed cumulative earnings of foreign subsidiaries that are considered permanently invested were $769.4 million at December 27, 2002.

14. Product Group & Geographical Information

The Company manages its business in one operating segment.
     Consolidated net sales by product group are as follows:

(In millions)	2002	2001	2000

Metro Optical Networking	$579.0	$1,196.6	$2,160.3

Broadband Access	455.0	538.0	763.2

Voice-Quality Enhancements	69.3	137.6	187.2

Services and Other	213.7	327.5	276.7

Total	$1,317.0	$2,199.7	$3,387.4

      During 2002, revenues from a single customer accounted for 17.4% of consolidated net sales, and a second customer accounted for 11.2% of consolidated net sales. In 2001, revenues from a single customer accounted for 18.4% of net consolidated sales, and a second customer accounted for 10.1% of consolidated net sales. In 2000, a single customer accounted for 19.1% of consolidated net sales.
     Consolidated net sales by country, based on the location of the customers, are as follows:

(In millions)	2002	2001	2000

United States	$904.3	$1,679.2	$2,632.4
Other Geographic Areas	$412.7	$520.5	$755.0

Total	$1,317.0	$2,199.7	$3,387.4

Long-lived assets by country are as follows:

(In millions)	2002	2001

United States	$922.0	$727.4
Finland	99.0	86.7
Denmark	45.1	58.7
Other Geographic Areas	23.1	48.4

Total	$1,089.2	$921.2

15. Commitments

The Company and its Subsidiaries have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancelable and expire on various dates
through 2012.
     As of December 27, 2002, future minimum lease commitments under non-cancelable operating leases are as follows:

(In millions)

2003	9.4
2004	6.1
2005	5.0
2006	4.1
2007	3.0
2008 and Thereafter	6.9

Total Minimum Lease Payments	$34.5

     Rental expense for the years ended December 27, 2002, December 28, 2001, and December 29, 2000, was approximately $16.5 million, $26.5 million and $30.8 million, respectively.

16. Earnings Per Share

(In millions, except per-share data)	2002	2001	2000

The following chart sets forth the computation of earnings (loss) per share:
Numerator:
Net earnings (loss) before cumulative effect of change in accounting principle	$(313.1)	$(182.0)	$760.0
Cumulative effect of change in accounting principle	—	—	(29.2)

Net earnings (loss)	$(313.1)	$(182.0)	$730.8
Denominator:
Denominator for basic earnings (loss) per share — weighted-average shares outstanding	411.4	409.6	409.4
Effect of dilutive securities: Employee stock options and awards	—	—	9.0

Denominator for diluted earnings (loss) per share — adjusted weighted-average shares outstanding and assumed conversions	411.4	409.6	418.4
Earnings (loss) per share before cumulative effect of change in accounting principle	$(0.76)	$(0.44)	$1.86
Earnings (loss) per share before cumulative effect of change in accounting principle, assuming dilution	$(0.76)	$(0.44)	$1.82
Cumulative effect of change in accounting principle per share	—	—	$(0.07)
Cumulative effect of change in accounting principle per share, assuming dilution	—	—	$(0.07)
Earnings (loss) per share	$(0.76)	$(0.44)	$1.79
Earnings (loss) per share, assuming dilution	$(0.76)	$(0.44)	$1.75

17. Quarterly Financial Data (unaudited)

Selected quarterly financial data for 2002 and 2001 are as follows:

(In millions,except per-share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total

2002
Net sales	$371.5	$344.6	$288.1	$312.8	$1,317.0
Gross profit	$175.0	$49.4	$119.0	$143.1	$486.5
Net earnings (loss)	$5.3[1]	$(142.8)[2]	$(91.1)[3]	$(84.5)[4]	$(313.1)
Earnings (loss) per share	$0.01	$(0.35)	$(0.22)	$(0.21)	$(0.76)*
Earnings (loss) per share, assuming dilution	$0.01[1]	$(0.35)[2]	$(0.22)[3]	$(0.21)[4]	$(0.76)*
2001
Net sales	$772.1	$509.4	$448.2	$470.0	$2,199.7
Gross profit	$405.9	$46.6	$189.7	$121.0	$763.2
Net earnings (loss)	$122.5	$(174.7)[5]	$(49.5)[6]	$(80.3)[7]	$(182.0)
Earnings (loss) per share	$0.30	$(0.43)	$(0.12)	$(0.20)	$(0.44)*
Earnings (loss) per share, assuming dilution	$0.29	$(0.43)[5]	$(0.12)[6]	$(0.20)[7]	$(0.44)*

* The earnings-per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly earnings-per-share amounts does not necessarily equal the earnings per share for the year.
1 Net earnings and earnings per share include $5.4 million pre-tax acquired in-process research and development costs. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $8.9 million and $0.02, respectively.
2 Net earnings and earnings per share include $219.1 million pre-tax restructuring and other charges. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $0.7 million and $0.00, respectively.
3 Net earnings and earnings per share include $68.0 million pre-tax restructuring and other charges and a $29.6 million pre-tax loss for the impairment of certain equity investments. Pro forma net loss and loss per share, assuming dilution, excluding these items, net of tax, would have been $(16.6 million) and $(0.04), respectively.
4 Net earnings and earnings per share include $18.5 million reversal of pre-tax restructuring and other charges and $87.7 million deferred tax valuation allowance. Pro forma net loss and loss per share, assuming dilution, excluding these items, net of tax, would have been $(10.2 million) and $(0.02), respectively.
5 Net earnings and earnings per share include $261.6 million pre-tax restructuring and other charges. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $10.2 million and $0.02, respectively.
6 Net earnings and earnings per share include $50.3 million pre-tax restructuring and other charges, a $19.4 million pre-tax loss for the impairment write-down of certain preferred and equity investments and a $6.4 million pre-tax gain on the sale of an equity investment. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $2.4 million and $0.01, respectively.
7 Net earnings and earnings per share include $136.7 million pre-tax restructuring and other charges, a $6.4 million pre-tax gain on the sale of an equity investment and a $6.2 million pre-tax loss on the sale of certain preferred and equity investments. Pro forma net earnings and earnings per share, assuming dilution, excluding these items, net of tax, would have been $13.6 million and $0.03, respectively.