Form 10-K, Exhibit 13
period 2004-01-02
TELLABS INC
filed 2004-03-12
CIK 317771

tellabs 2003 Annual Report

Connecting today. Connecting tomorrow.

Contents

Financial Highlights
We have one of the industry’s strongest financial positions. We will build our business on our solid balance sheet.

1              Letter to Stockholders from Mike Birck

We will connect customers today and tomorrow.

4              Connecting with Investors’ Questions

Chairman and Co-Founder Michael J. Birck answers investors’ frequently asked questions.

5              Four Reasons to Invest in Tellabs

6              Strategies for Profitable Growth

We will build our future on our strong core business, carrier-class data and adjacent new markets.

12           Board of Directors
13           Officers
14           Management’s Discussion and Analysis
19           Reports of Management & Independent Auditors
21           Consolidated Financial Statements
25           Notes to Consolidated Financial Statements
42           11-Year Summary of Selected Financial Data

44           Tellabs Solutions and Applications
46           Investor Information
48           Glossary of Technical Terms

Tellabs (NASDAQ: TLAB) delivers technology that transforms the way the world communicates.TM

Tellabs experts design, develop, deploy and support our solutions for telecom service providers in more than 100 countries. More than two-thirds of telephone calls and Internet sessions in several countries, including the United States, flow through Tellabs equipment. Our product portfolio provides solutions in next-generation optical networking, managed access, carrier-class data, voice quality enhancement and cable telephony. For details, visit www.tellabs.com.

Financial Highlights

Tellabs fiscal years ended January 2, 2004, and December 27, 2002.

(Dollars in millions, except per-share data)	2003*	2002*	Change
Net sales	$980	$1,317	-26%
Gross profit	$354	$487	-27%
Operating loss	$(265)	$(330)	20%
Loss before income taxes	$(245)	$(328)	25%
Net loss	$(242)	$(313)	23%
Loss per share	$(0.58)	$(0.76)	24%
Total cash and short-term investments	$1,123	$1,019	10%
Total assets	$2,608	$2,706	-4%
Total liabilities	$389	$415	-6%
Stockholders’ equity	$2,219	$2,290	-3%
Net cash provided by operating activities	$150	$178	-16%
Working capital	$1,291	$1,359	-5%
Research and development expenditures	$286	$341	-16%
Return on equity	-10.7%	-13.2%	19%
Average number of common shares outstanding	413.1	411.4	0%
Number of employees	3,515	4,828	-27%

No cash dividends per common share were paid.

Certain reclassifications have been made in the 2002 year end balance sheet to conform to the year end 2003 presentation.

* Includes restructuring and other one-time charges of $173 million and $304 million in 2003 and 2002, respectively ($161 million and $297 million after-tax or $0.39 and $0.72 per diluted share, respectively).

On the cover: Jeff Pluto and Mei Ling Waldorf, group marketing managers, focus on bringing next-generation solutions to Tellabs’ international customers.

Michael J. Birck
Chairman and Co-Founder

We help customers connect today and tomorrow.

Dear Fellow Stockholders, Employees and Friends,

For Tellabs, 2003 was a year of revenue erosion, layoffs, facility closings and red ink. All this was accompanied by no small amount of frustration. Yet Tellabs — and the telecom industry — ended the year on a relatively optimistic note. Perhaps the long cold telecom winter is finally showing signs of abating. If spring is indeed on the horizon, it will be greeted with even greater enthusiasm than the first warm breezes over the icy plains of the Midwest.

Tellabs’ performance improved throughout 2003. Revenue increased sequentially in each of the last three quarters of the year. In the fourth quarter, although we lost 6 cents a share, earnings  — excluding restructuring and other charges — were 3 cents a share. As you see on the facing page, the company reported total 2003 revenue of $980 million, a decrease of about 26% from 2002 revenue of more than $1 billion. Including a little more than $170 million of restructuring and other charges, net loss for the year amounted to $242 million or 58 cents a share, down from the 2002 net loss of $313 million or 76 cents a share.

Excluding restructuring charges, our operating expenses decreased each quarter as the company matched resources and capacity to industry demand. The effect of reducing our operating expenses, however, was a smaller organization with fewer employees, fewer facilities and restructuring expenses that resulted in reported losses for the year.

Despite the red ink, our company performed fairly well during 2003. We made and implemented some very difficult decisions, including the outsourcing of our manufacturing operations and closing of several facilities. We acquired Vivace Networks, a company in San Jose with impressive credentials and a portfolio of products that provides a pathway for us into data networking, a multi-billion-dollar market growing at double-digit rates worldwide. We clarified our strategies and laid the groundwork for future profitable growth. And through all of the challenges of 2003, we preserved our enviable balance sheet, actually increasing our cash and short-term investments balance to more than $1.1 billion despite the acquisition of Vivace for cash. We still have zero debt.

Tellabs 2003 Quarterly Revenue

In millions of dollars

Tellabs revenue grew sequentially in each of the last three quarters of 2003, perhaps a sign that the long cold telecom winter is finally abating.

Unquestionably, the recent losses and layoffs have produced large negative numbers that have been dismaying to stockholders and challenging to Tellabs. Making a company smaller exacts a terrible toll on people, those directly affected certainly, but those indirectly affected, too. We are determined to put an end to those things and to shift Tellabs from defense to offense in 2004.

It appears that with some stability seemingly returning to the telecom industry around the world, data-oriented technologies that promise significant operating efficiencies are beginning to supplant traditional circuit-based network architectures. This is a big change for many telecom service providers, and no less of a change for equipment suppliers in the industry. Fortunately, Tellabs has successfully navigated its way through a few of these kinds of momentous changes in the past — from analog to digital, from electronics to optics — and I believe we will do so quite successfully once again. Our vision statement says it quite succinctly: “Tellabs will deliver to customers technology that transforms the way the world communicates™.”

The Vivace acquisition and our development activities in Finland and Denmark are focused specifically on addressing one of our primary strategies for growth, which is to set the standard in carrier-class data networking.

Our other two strategies are also forward-looking and no less challenging. One involves energizing our core business, primarily optical networking and managed access, and the other looks toward expansion of our product and service activities into new markets adjacent to our current markets. As you’ll see on the following pages, we can report progress on all fronts during 2003, and we anticipate continuing improved performance during 2004.

Although our visibility remains limited, in 2004 we expect Tellabs revenue to grow. We are targeting an operating profit and positive net income for 2004, excluding restructuring charges. These are milestones along our path to profitable growth over the next year.

Our employees, industry, customers and investors have been through some bleak times of late, and one hopes things are on the verge of at least a modest recovery. Thus I believe the time is now right for new leadership to take the reins and guide this company forward to the next level. As you are likely aware, I noted when I returned to the CEO role in mid-2002 that new leadership would be sought within a couple of years. Now that we have been through the worst of the restructuring efforts and the future looks considerably better than it has for a couple of years, at least, it is time to set the stage for the future.

With that in mind, last fall I asked our board of directors to seriously address the always challenging task of CEO succession. They have done that successfully.

On February 12, we welcomed our new chief executive officer and president, Krish Prabhu, to Tellabs (see page 12 for a brief biography).

Tellabs’ new CEO is not new to our industry, our customers or the investment community. Krish Prabhu began what I expect will be a long and productive tenure with Tellabs in mid-February. He has already demonstrated the leadership skills that made him an obvious choice by our Board, and I am delighted that he is here. Stockholders attending our annual meeting in April will have the opportunity to meet Krish and talk with him. And as I think you know, I will stay active in the business as chairman of the board for at least a while.

These have been trying times for all of us. I am most grateful to our stockholders for their support and perseverance as we and the industry dealt with some rather significant structural problems, not all of which are yet fully resolved. And I am grateful for and impressed with the way our employees have managed to deal with the complex and emotional issues of downsizing, restructuring and redirection. I have great confidence in our employees — and in the resiliency of this troubled but vitally important industry of which we are a part.

I believe our best days are still ahead of us. I am confident we have the right customers, the right people, and the right strategies to return Tellabs to profitable growth in the years ahead.

Sincerely,

/s/ Michael J. Birck
Michael J. Birck
Chairman and Co-Founder
February 12, 2004

Connecting with investors’ questions

Chairman and Co-Founder Michael J. Birck answers investors’ frequently asked questions.

Q. When will Tellabs become profitable again?

A. It appears we’ve reached the bottom of the telecom recession, as our revenues stabilized and we achieved three quarters of sequential revenue growth in 2003. Our targets for 2004 are revenue growth, operating profitability and positive net income.

Q. What will drive Tellabs’ future growth?

A. Tellabs will derive growth from energizing our core business, building our carrier-class data business and expanding into new markets that logically extend our core business.

Our core business includes optical transport, managed access, next-generation SDH and voice-quality enhancement. We’re invigorating our core business worldwide by cost-engineering products, adding key features such as new data capabilities, and developing new products such as the Tellabs 5500 NGX transport switch and Tellabs® 6345 switch node.

We strengthened our position in the rapidly growing global data market in June through the acquisition of Vivace Networks, now known as Tellabs San Jose, and its differentiated carrier-class data solution called the Tellabs 8800 intelligent multi-service routers. In mid-2004 we will introduce a sophisticated new data platform developed by Tellabs Finland, the Tellabs 8600 managed edge system.

And we’re pursuing adjacent new markets that will enable us to expand our business with current customers. With $1.1 billion in cash and short-term investments and zero debt, we have the resources to acquire or develop technologies that deliver value to our customers and shareholders.

Q. How will Tellabs evolve from its key technology of TDM (time division multiplexing, the format of voice networks) to IP/MPLS (Internet Protocol/Multi-Protocol Label Switching), the format of new data networks?

A. Aggressively. The point is, we have successfully managed migrations to new technologies before — from analog to digital, from electronics to optics — and the transition from circuits to packets is one to which we’ll bring all our resources and experience to bear.

First, we can tap tremendous data resources from our core business, given our years of experience with Ethernet-over-SDH and Voice-over-Internet Protocol technologies. Second, we’ve added more than 100 IP/MPLS experts through the addition of Tellabs San Jose, and we’re hiring more. Third, we are purposefully investing millions of dollars in training our engineers, developers, marketers and sales force around the world in topics such as IP/MPLS. Today, we are already first in our industry to offer complete, carrier-class data solutions that integrate Layer 1 transport, Layer 2 switching and Layer 3 routing capabilities — which is what customers tell us they really need.

Q. What do all these technical terms mean?

A. For a complete list of definitions, turn to the glossary on page 48.

Four reasons to invest in Tellabs

1 Connecting with great customers

Over 29 years, Tellabs has built enduring relationships with the world’s leading telecom service providers by putting customers first. As we look to the future, we’re working closely with customers such as BellSouth, Telkom SA and TeliaSonera, so in our next generation of equipment we can build in solutions to customers’ most vexing problems.

2 Connecting through our people

Our employees’ integrity and ingenuity make Tellabs a most trusted and capable partner for customers. In 2003, Tellabs engineers won 38 patents for new technologies and applications. Long-time customers such as TELUS, SBC Communications and Verizon presented awards to recognize Tellabs’ performance.

3 The technology to connect most phone calls and Internet sessions today

Today, Tellabs equipment handles most Internet sessions and phone calls in the United States and several other countries. Leading local, long-distance and wireless companies have made Tellabs the North American market leader in bandwidth management. We are leveraging an installed base of more than 4,100 Tellabs 5500 systems to help migrate our customers to next-generation networks. Tellabs solutions operate in more than 250 telecom networks in more than 100 countries, including a new IP/MPLS network for the world’s largest telecom carrier, NTT Communications of Japan.

4 The financial strength to connect with the future

Tellabs’ balance sheet is rock-solid, with more than $1.1 billion in cash and short-term investments and zero debt. That gives us the means to invest in internal R&D and acquisitions to develop the next-generation solutions our customers need today and will need tomorrow.

1 Connecting with great customers

2 Connecting through our people

3 The technology to connect most phone calls and Internet sessions today

4 The financial strength to connect with the future

Tellabs connects with customers’ needs today and tomorrow

The strength of our core business has enabled Tellabs to survive the telecom winter of the past three years. Our core business includes optical transport, managed access, next-generation SDH, and voice-quality enhancement. Tellabs solutions make it easy for customers to lower costs, provide telecom services today, and migrate smoothly to new technologies tomorrow.

In 2003, our core business stabilized, and we achieved sequential revenue increases in the second, third and fourth quarters. Our market-leading share in the North American digital cross-connect market grew to 71%, according to industry analyst firm RHK. International customers ordered more than 300 new Tellabs® 6350 switch nodes within one year of its launch, marking the fastest-selling new product in Tellabs’ history.

Late in 2003, we sharpened our competitive edge by outsourcing Tellabs’ manufacturing worldwide through Sanmina-SCI and Elcoteq. Outsourcing reduced our parts costs, decreased inventory levels by $133 million, and freed up capital and management attention.

Along our path back to profitability, we also reduced annual operating expenses by $197 million last year. In 2003 we invested $286 million or 29% of revenue in research and development to ensure a robust, competitive portfolio of solutions.

Digital Cross-Connect 2003 Market Share—North America

Tellabs leads the North American digital cross-connect market, where our share increased to 71%.

[Source: RHK, February 2004]

In 2004, our focus is to energize our core business as we enhance current products with features customers need today and tomorrow. For example:

• We pack more capacity into the same space. In North America, we increased optical-shelf density in the Tellabs 5500 system sixfold, while switching capacity in the Tellabs 5500 NGX multiplied fourfold. And we expanded the capacities of our core international products, the Tellabs 6300 and Tellabs 8100 series, with new Ethernet enhancements.

• We reduce the need for network elements. The redesigned Tellabs 7100 optical transport system introduces technology that reduces customers’ maintenance and equipment costs. For example, multiple data services can be consolidated on a single wavelength, without the need for additional equipment. And by extending the product’s optical reach 300%, we address even more service provider applications.

• We simplify data migration and lower the costs of delivering data. New interfaces on the Tellabs 8100 system make it easy for customers to add data services such as Ethernet. With Ethernet-over-SONET on the Tellabs 5500 NGX platform and Ethernet-over-SDH on the Tellabs 6300 series, we enable customers to deliver data efficiently over existing networks.

Left: Tellabs employees such as (left to right) Lucia Leung, Derek Sutherland and Vijai Bahadur work to improve our core products.

Strategy 2

We will set the standard in carrier-class data

8

Our fresh approach to data connects customers with profitability

Data is the fastest-growing type of telecom traffic on our customers’ networks. In June we expanded our data activities by acquiring Vivace Networks of San Jose. In late 2003, we also announced the new Tellabs 8600 managed edge series, developed by Tellabs Finland, which will be available internationally in mid-2004. In the data market, we focus on four key applications — Ethernet services, IP virtual private networks, Layer 2 virtual private networks with internetworking, and IP/MPLS (Internet Protocol/Multi-Protocol Label Switching) service networks.

Today most of our customers share the same problem: although data is growing quickly, it’s much less profitable than voice. Out of necessity, carriers initially built their data networks with routers designed for use in a corporate environment — products that were never designed with telecom service providers in mind. This problem provides the opportunity for Tellabs to set the standard for carrier-class data equipment explicitly designed to meet telecom service providers’ needs. For example:

• We build in reliability. Just as we do in our core products, we back up critical components to ensure all the traffic gets through. Our competitors don’t.

• We enable customers to provide differentiated data services. Our products provide customers with a path to improved profitability by enabling them to offer premium data services. And our products enable guaranteed Quality of Service. Our competitors’ don’t.

• To install new services, just point and click. Our customers’ technicians will use a simple graphic interface on the new Tellabs 8600 system when it’s time to install or change a data service. Our solutions don’t require customers to take months of expensive data training. Our competitors’ do.

• We position carriers to migrate smoothly to new data formats. Older data networks deliver frame relay, ATM (asynchronous transfer mode) and Internet access using various overlay networks, while newer networks focus on IP/MPLS converged services. The Tellabs 8800 system delivers all these capabilities in a single network element, and enables our customers to cost-effectively transition to the newer technology and avoid continuing investment in the old. Our competitors don’t.

That’s why the world’s largest telecom carrier, NTT Communications of Japan, selected the Tellabs 8800 series for the world’s largest metro Ethernet over IP/MPLS network. And why the leading U.S. Internet backbone, MCI, uses the Tellabs 8800 series to exchange Internet traffic with peers.

Growth of Data Equipment Market

in millions of dollers

Tellabs data solutions address a market expected to more than double to $6 billion by 2006.

[Source: Infonetics Research, November 2003]

Left: The world’s largest metro Ethernet over IP/MPLS network and the U.S.’ busiest Internet backbone rely on the Tellabs 8800 solution, developed by Tellabs San Jose employees such as (left to right) Malyadri Jaladanki, Paula Atchison and Albert Fong.

Strategy 3

We will expand into adjacent new markets

10

We’re working on new ways to connect with customers

Tellabs plans to expand our business into adjacent markets that will add new dimensions to our relationships with customers. Over the years, we’ve built strong relationships not only with the largest U.S. telecom carriers, but also with carriers who operate more than 250 networks around the world.

As our customers’ needs change, we’re working closely with them to identify areas of mutual opportunity to enrich our relationships. With more than $1.1 billion in cash and short-term investments and zero debt, we have the financial strength to acquire and develop products that best fit customers’ needs. We’re guided by key observations on current industry trends:

• Voice-over-Internet Protocol (VoIP) demand is growing. Telecom carriers and cable-TV operators are starting to implement VoIP technologies that provide traditional telephone services over lower-cost IP networks. Today Tellabs’ data and voice-quality enhancement equipment play roles in this trend, and we’re exploring additional opportunities in this space.

• The “triple play” of voice, data and video is driving growth. Both telecom carriers and cable-TV operators are working to offer customers a “triple play” of voice, data and video services. That requires new investments, primarily in the access portion of the network that extends all the way into businesses and homes. Cable operators are also making strides into the $150-billion business services market with advanced data service offerings. We bring customers relevant experience in the business and residential access markets.

• Mobile and wireless services keep growing. End-user demand for mobile phones, wireless data and cameraphones, combined with the transition from 2G to 3G technologies, is driving growth in the wireless sector. In 2003, more than one-third of our North American business came from cellular carriers. In international markets, we partner with Ericsson and Nokia to provide wireless transport infrastructure. Now we’re exploring new ways to add value for wireless customers worldwide.

As we explore these possibilities, we’re carefully listening to our customers’ challenges and revenue opportunities, brainstorming with customers about future network architectures and solutions, and exploring ways to extend our relationships with customers.

Left: Scott Steele is among the Tellabs employees working to logically extend our core business into new growth markets.

Board of Directors

Michael J. Birck, 66, chairman and co-founder. Chairman since 2000, chief executive officer 2002–2004, chief executive officer and president 1975–2000. Director of engineering at Wescom Inc. 1968–1975. Director, Molex Incorporated, Illinois Tool Works. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.

Bo Hedfors, 60, founder and president Hedfone Consulting, Inc. (telecommunications and Internet consulting) since 2002. President, global wireless infrastructure business at Motorola 1998–2002. President and CEO of Ericsson, Inc. 1994–1998; chief technology officer of LM Ericsson 1990–1993; president of Honeywell Ericsson Development Co. 1984–1986. Director, Openwave Systems, Inc. and SwitchCore AB. M.S.E.E., Chalmers University of Technology. Tellabs director since 2003.

Mellody L. Hobson, 34, president and director of Ariel Capital Management, LLC/Ariel Mutual Funds since 2000. Senior vice president and director of marketing at Ariel Capital Management, Inc. 1994–2000; vice president of marketing at Ariel Capital Management, Inc. 1991–1994. A.B., Princeton University, Woodrow Wilson School. Tellabs director since 2002.

Fred A. Krehbiel, 62, co-chairman of the board of Molex Incorporated since 1999; co-chief executive officer 1999–2001; chief executive officer 1988–1999; chairman of the board 1993–1999. Director, Northern Trust Corporation, DeVry, Inc., W.W. Grainger. B.A., Lake Forest College. Tellabs director since 1985.

Michael E. Lavin, 58, Midwest area managing partner KPMG LLP 1993–2002; partner 1977–2002; various management and staff positions 1967–1976. Director, People’s Energy Corporation. B.A., University of Wisconsin. Tellabs director since 2003.

Stephanie Pace Marshall, Ph.D., 58, founding president, Illinois Mathematics and Science Academy since 1986. Ph.D., Loyola University; M.A., University of Chicago; B.A., Queens College. Tellabs director since 1996.

Krish A. Prabhu, 49, chief executive officer and president since 2004. Partner, Morgenthaler Ventures 2001–2004. Chief operating officer of Alcatel Telecom 1999–2001; chief executive officer of Alcatel USA 1997–1999; various senior management positions at Alcatel 1991–1997; various management and research and development positions at Rockwell Network Transmission Division (now Alcatel) 1984–1991. Ph.D. and M.S.E.E., University of Pittsburgh; M.S., Indian Institute of Technology; B.S., Bangalore University. Tellabs director since 2004.

William F. Souders, 75, chairman and chief executive officer of Emery Air Freight Corporation 1988–1989; executive vice president and director at Xerox Corporation 1974–1986. B.A., Lake Forest College. Tellabs director since 1990.

Jan H. Suwinski, 62, professor of Business and Operations at Cornell University, Johnson Graduate School of Management since 1997; executive vice president, OptoElectronics Group, Corning Incorporated 1990–1996; various executive and operations positions, 1965-1990. Director, Thor Industries, Inc., Ohio Casualty Group. M.B.A. and B.M.E., Cornell University. Tellabs director since 1997.

Officers

Michael J. Birck, 66, chairman and co-founder. Chairman since 2000, chief executive officer 2002–2004, chief executive officer and president 1975–2000. Director of engineering at Wescom Inc. 1968–1975. Director, Molex Incorporated, Illinois Tool Works. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.

Nadalie S. Bosse, 46, executive vice president, enterprise services since 2003. Vice president – global operations, customer services 2001–2003. Consultant, Northridge Group 2000–2001; vice president – new product introduction and billing at SBC/Ameritech 1995–2000; various operations, sales, engineering and customer service positions at AT&T 1980–1994. M.B.A., University of Kansas; B.S.I.E., Kansas State University.

Anders Gustafsson, 43, executive vice president and president – Tellabs International since 2002. Executive vice president and president – global sales 2000–2002. Vice president and general manager – Europe, Middle East and Africa 2000; various senior sales and management positions at Motorola, 1992–2000. M.B.A., Harvard Business School; M.S.E.E., Chalmers University of Technology.

Krish A. Prabhu, 49, chief executive officer and president since 2004. Partner, Morgenthaler Ventures 2001–2004. Chief operating officer of Alcatel Telecom 1999–2001; chief executive officer of Alcatel USA 1997–1999; various senior management positions at Alcatel 1991–1997; various management and research and development positions at Rockwell Network Transmission Division (now Alcatel) 1984–1991. Ph.D. and M.S.E.E., University of Pittsburgh; M.S., Indian Institute of Technology; B.S., Bangalore University. Tellabs director since 2004.

James M. Sheehan, 41, general counsel, executive vice president and secretary since 2002. Vice president and deputy general counsel 2000–2002; director and assistant general counsel 1995–2000. J.D., University of Illinois College of Law; B.S., University of Illinois.

Timothy J. Wiggins, 47, executive vice president and chief financial officer since 2003. Executive vice president and chief financial officer at Chicago Bridge & Iron Company, N.V. 1996–2001; various senior financial and operating management positions at Fruehauf Trailer Corporation and Autodie Corporation 1988–1996; senior manager at Deloitte, Haskins and Sells, (now Deloitte & Touche) 1979–1988. Certified Public Accountant; B.S., Michigan State University.

Board of Director Structure and Process

Tellabs is managed by and under the direction of its board of directors.

Each director who is not an officer of the Company is paid an annual retainer of $30,000 plus a fee of $1,500 and expenses for each board of director meeting attended in person and $1,000 for each substantive telephonic board of director meeting. No fees were paid for attendance at committee meetings in 2003.

Commencing in 2004, committee members receive a fee of $1,000 for each committee meeting attended in person and $500 for each substantive telephonic committee meeting. Also the chairperson of the Audit and Ethics Committee receives an annual retainer of $4,000 beginning in 2004. No annual retainer is paid to the Chairman of the Board or the chairpersons of other committees.

The board has an Audit and Ethics Committee, a Nominating and Governance Committee and a Compensation Committee. Members of the Audit and Ethics Committee are Michael Lavin – Chairman, Mellody Hobson, Fred Krehbiel and William Souders. Nominating and Governance Committee members are Jan Suwinski – Chairman, Bo Hedfors, Michael Lavin and Stephanie Pace Marshall. Compensation Committee members are William Souders – Chairman, Mellody Hobson, Stephanie Pace Marshall and Jan Suwinski.

Management’s Discussion and Analysis

Introduction & Overview of Business

We deliver technology that transforms the way the world communicates. Our experts design, develop, deploy and support our solutions in telecom networks in more than 100 countries. More than two-thirds of telephone calls and Internet sessions in several countries, including the United States, flow through our equipment. Our product portfolio provides solutions in next-generation optical networking, managed access, carrier-class data, voice quality enhancement and cable telephony. Tellabs’ three strategies focus on energizing the core business, setting the standard in carrier-class data and expanding into adjacent markets.

We generate revenue principally through the sale of hardware and software, both as stand-alone products and as elements of integrated systems, to many of the world’s largest and strongest carriers. In addition, we generate revenue by providing installation and professional services related primarily to our own products and systems.

Within North America the majority of our revenue is derived from optical networking products, principally digital cross-connect systems. Demand for these products is sensitive to end-user demand for bandwidth, industry capacity utilization and competing technologies.

Outside North America the majority of our revenue arises from managed access and transport systems. Demand for these products, as in North America, is sensitive to end-user demand for bandwidth, industry capacity utilization and competing technologies.

Services revenue comes from two primary sources: network construction and professional services such as network deployment, traffic management, support services and training. Network construction revenue, which comprises over half of all revenue from services, primarily arises from sales of our optical networking products in North America. As a result, it has tended to increase or decrease in similar proportion to the increase or decrease in revenue from those products.

Following years of unprecedented growth, the demand for telecommunications equipment began to decline precipitously in early 2001 as a result of unexpected market declines, industry overcapacity, an unfavorable regulatory environment, and excessive debt loads among many carriers. As a consequence, we experienced a 71% revenue decline over the period 2001 to 2003, and we incurred a net loss in each of those years. As market conditions deteriorated, we responded with a series of restructuring plans designed to match our manufacturing capacity and expenses with demand in order to restore profitability and renew growth. We closed manufacturing facilities in Ireland and Texas in 2001 and additional facilities in Ireland and New York in 2002. We reduced headcount by 61%, from 8,900 during 2001 to 3,500 at the end of 2003. We exited a significant portion of the office space that we leased and owned in the United States, and we consolidated the majority of our non-manufacturing workforce into our headquarters facility in Naperville, Illinois. We also reviewed our product portfolio and cutback or stopped development efforts on some products.

Further, in the second-half of 2003, we committed to outsource the majority of our remaining manufacturing activities. Manufacturing operations located in Bolingbrook, Illinois, U.S.A., were outsourced to Sanmina-SCI Corporation, an independent electronics manufacturing service (EMS), and manufacturing operations located in Espoo, Finland, were transferred to Elcoteq Network Corporation, a Finland-based EMS. We expect to benefit from outsourcing through lower component prices due to each EMS’s purchasing power and through lower manufacturing costs due to their lower labor rates. The manufacturing operations in Illinois ceased at the end of October 2003, and the manufacturing operations in Finland were transferred to Elcoteq at the beginning of January 2004.

As a result of the restructuring activities, we recorded restructuring charges for severance costs, facilities shutdown costs and other obligations. The decline in product demand over the 3-year period also had a significant impact on the value of our inventory, resulting in the need to record reserves for excess and obsolete inventory and excess purchase commitments. We also recorded reserves for other impaired and surplus assets in each of the years 2001–2003. Those charges were significant in amount, and we encourage readers to refer to the analysis contained in a later section of this report for an expanded discussion of the charges. (See Note 3, Restructuring and Other Charges, on page 26.)

During 2003, we acquired Vivace Networks, a leading developer of flexible, high-performance multi-service IP (Internet Protocol) edge switches, for $130.3 million in cash and employee stock options. The move brought two complementary new products to Tellabs that, together with data products being developed in Finland, enable us to expand into the high-growth global service provider, edge router and switch markets. Vivace Networks, a 4-year-old company based in San Jose, California, recognized its first customer revenue in 2002.

Our goal is to return to profitable growth, and we are committed to taking actions that are necessary to achieve that goal. These actions could include additional workforce reductions, facilities closures, outsourcings, acquisitions, joint ventures or other actions. If any of these actions are taken, it is possible that we would be required to recognize additional charges. We will record additional restructuring and other charges over the next few quarters related to the actions and restructurings implemented in prior quarters. We estimate that $8 million to $12 million will be recorded in the first quarter of 2004, and $1 million to $2 million in later quarters.

Results of Operations

2003 Compared with 2002

For the full year 2003, our net loss was $241.6 million, or $0.58 per share, including $172.6 million, or $0.39 per share after tax, in charges related to restructuring activities, inventories, and the previously mentioned outsourcing of manufacturing operations. This compares with a net loss of $313.1 million, or $0.76 per share, in 2002, including $303.7 million, or $0.72 per share after tax, in charges related to restructuring activities, inventories, and a write down of certain equity investments in technology start-ups. The year-over-year decline in net loss was driven by significantly lower operating expenses, partially offset by the impact of lower revenue on gross profit.

Revenue

Total revenue declined by 26%, from $1,317.0 million in 2002 to $980.4 million in 2003. Nearly the entire decline occurred in North America where revenue dropped from $916.4 million in 2002 to $597.8 million in 2003. Revenue within North America was 61.0% of total revenue in 2003 compared with 69.6% of total revenue in 2002. International revenue of $382.6 million in 2003 was down slightly from $400.6 million in 2002.

In 2003 we recategorized our product offerings into three product areas: optical networking; next generation SDH transport products and managed access systems; and other products.

Revenue from optical networking products, our principal product offerings in North America, was $419.4 million in 2003, compared with $579.0 million in 2002. The portion of optical networking product revenue from new products (Tellabs® 5500 NGX, Tellabs® 6500 and Tellabs® 7100 systems) for 2003 was $34.8 million versus $79.5 million for 2002. The decline was attributable primarily to the Tellabs 6500 system, which has not currently gained broad market acceptance.

Next generation SDH transport products and managed access systems, our principal product offerings outside North America, accounted for $276.3 million in revenue compared with $287.2 million in 2002. The decrease was the result of lower revenue from the Tellabs® 6370 system (formerly the Tellabs 7200 system), partially offset by higher revenue from Tellabs® 6300 managed transport systems. New international products (Tellabs® 6340, Tellabs® 6350 and Tellabs 6370 systems) accounted for $56.7 million of revenue in 2003 compared with $57.7 million in 2002.

Revenue from Other Products, which includes the Tellabs® 2300 telephony distribution system, the Tellabs® 3000 voice-quality enhancement systems, the Tellabs® 8800 intelligent multi-service router series, and miscellaneous products, was $134.4 million for 2003 compared with $271.5 million for 2002. The decline was primarily the result of lower sales of the Tellabs 2300 system.

Professional services revenue for 2003 was $150.3 million, compared with $179.2 million for 2002. The decline in services revenue is attributable to a decrease in installation-related services due to the lower level of overall product sales, offset slightly by an increase in other value-added services, such as support agreements and professional services.

Gross Profit

Total gross profit was $354.0 million, or 36.1% of revenue, in 2003, compared with $486.5 million, or 36.9% of revenue in 2002. The previously mentioned restructuring and inventory-related charges reduced gross profit in 2003 by $95.4 million, or 9.7% of revenue, and by $99.7 million, or 7.6% of revenue in 2002. The negative impact from restructuring and inventory-related charges on 2003 margin compared with 2002 was partially offset by favorable product mix. Because manufacturing outsourcing occurred late in 2003, it did not have significant impact on margin.

Operating Expenses

Operating expenses declined $197.7 million to $618.5 million in 2003 from $816.2 million in 2002. Of the decline, $91.8 million was due to a reduction in restructuring charges ($77.2 million in 2003 vs. $169.0 million in 2002), and the balance of the decline was due to lower headcount-related expenses due to workforce reductions; lower depreciation, amortization, and facilities expense due to prior restructuring actions; and implementation of expense control initiatives across our business.

Interest Income

Interest income remained flat at approximately $33.4 million for both 2003 and 2002 due to slightly higher cash and cash equivalent balances during 2003 partially offset by lower prevailing interest rates.

Other Expenses, Net

Other expenses decreased from $30.5 million in 2002 to $12.9 million in 2003. The decrease was primarily the result of reduced impairment charges for certain strategic equity investments in 2003.

Effective Tax Rate

For each of 2002 and 2003, we recorded a small tax benefit on our consolidated pre-tax losses. The relatively low effective tax rate for each of the years reflects our inability, under generally accepted accounting principles, to record a tax benefit for the majority of our domestic losses. (See Note 12, Income Taxes, on page 37.)

2002 Compared with 2001

The net loss for 2002 increased to $313.1 million from $182.0 million in 2001 driven mainly by significantly lower revenue across all of our product lines. Restructuring charges, inventory-related charges, and asset impairment charges contributed significantly to the losses in each year.

Revenue

The majority of the revenue decline occurred in our optical networking products where revenue dropped from $1,202.8 million in 2001 to $579.0 million in 2002 as a result of the market conditions previously discussed.

As reported in 2002, broadband access product sales totaled $455.0 million compared with $538.0 million in 2001. The 15.4% decline in broadband access products sales was primarily the result of reduced sales of the Tellabs® 8100 managed access system. Sales of our voice-quality enhancement products totaled $69.3 million for 2002, down 49.6% from 2001’s $137.6 million, mainly due to lower sales of echo cancellation products.

Net services and other revenues for 2002 totaled $213.7 million compared with $327.5 million for 2001. The 34.7% decrease was due to decreased revenue from network construction services which is closely tied to product sales, particularly in North America.

Sales within North America for 2002 decreased approximately 46.0% compared with 2001 and accounted for approximately 69.6% of total sales. Sales outside North America decreased approximately 21.0% compared with 2001 and accounted for approximately 30.4% of total sales. The international market continued to play an increasingly important role for Tellabs as the Asia Pacific region accounted for roughly 30% of global capital expense spending for the industry. In 2002, for the first time in our history, approximately one half of our top 20 customers worldwide came from countries outside the United States.

Gross Profit

Total gross profit in 2002 was $486.5 million, or 36.9% of sales, compared with $763.2 million, or 34.7% of sales in 2001. Restructuring and inventory-related charges reduced gross profit by $99.7 million, or 7.6% of revenue in 2002 and $256.4 million, or 11.7% of revenue in 2001. The year-over-year improvement in margin was due to the decline in restructuring and inventory-related charges, partially offset by product mix.

Operating Expenses, Net

Operating expenses for 2002 were $816.2 million compared with $1,042.6 million in 2001. The improvement in operating expenses was primarily due to workforce reductions, lower facilities costs, and our focus on reducing controllable spending.

Interest Income

Interest income for 2002 was $33.3 million compared with $46.8 million in 2001. The decline was mainly the result of lower prevailing interest rates and lower average balances for cash, cash equivalents and marketable securities in 2002.

Other Expenses, Net

Total other expenses for 2002 amounted to $30.5 million compared with $11.7 million in 2001. The increase was mainly the result of impairment charges for certain strategic equity investments.

Effective Tax Rate

Our effective tax rate was 4.5% for 2002, and 25.7% for 2001. The decrease in the tax rate is primarily due to the $87.7 million valuation allowance on the U.S. net deferred tax asset that we recorded during 2002. (See Note 12, Income Taxes, on page 37.)

Financial Condition, Liquidity and Capital Resources

Our principal source of liquidity remained our cash and equivalents and short-term investments, which increased by $103.8 million during 2003. The increase was due primarily to the receipt of $168.0 million in U.S. tax refunds and the positive impact of the strengthening Euro versus the U.S. dollar, offset by the cash paid to acquire Vivace Networks. Cash and equivalents decreased by $207.7 million while the amount of short-term investments increased by $311.5 million. The changes reflect our decision to modify the investment portfolio mix for our European operations, moving away from highly liquid cash equivalents and into higher-yielding short-term investments.

Approximately one-half of the $1,123.0 million in funds was generated by offshore operations and remains invested offshore because we consider these funds to be permanently re-invested. In the event the funds are needed for investment purposes in the United States, some additional foreign withholding taxes and U.S. federal income taxes might be payable. The amount of the taxes will depend on foreign withholding tax rates and our tax position in the United States at the time the funds are repatriated. We believe that any such taxes would not have a significant impact on our liquidity.

We believe that the current level of working capital, particularly cash and short-term investments, is sufficient to meet our normal operating requirements for the foreseeable future. Further, we believe that sufficient resources exist to support our future growth and strategic needs, including funding the remaining short-term obligations under the restructuring programs, including currently available cash, cash generated from future operations, short-term or long-term financing or equity offerings.

Our current policy is to retain our earnings to provide funds for operating and expanding our business. We do not anticipate paying a cash dividend in the foreseeable future.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

At January 2, 2004, our contractual obligations were:

Payments Due in Fiscal

(In millions)	2004	2005	2006	2007	2008	Thereafter	Total Obligations
Purchase obligations*	$101.2	$—	$—	$—	$—	$—	$101.2
Operating lease obligations**	11.9	7.2	5.4	3.5	3.1	9.8	40.9
Total obligations	$113.1	$7.2	$5.4	$3.5	$3.1	$9.8	$142.1

*   We use several contract manufacturers and suppliers to provide manufacturing services for our products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, we enter into agreements with certain contract manufacturers and suppliers that allow them to procure inventory based upon criteria defined by us. As of January 2, 2004, we had purchase commitments for inventory of approximately $101.2 million. These purchase commitments are expected to be fulfilled within one year.

** Includes an immaterial amount for capital lease obligations.

Critical Accounting Policies

The methods, estimates, and judgments that we use in applying our accounting policies can have a significant impact on the results we report in the consolidated financial statements. Some of these estimates require difficult and subjective judgments, often as a result of the need to estimate matters that are inherently uncertain. We believe our most critical accounting estimates are the allowance for excess or obsolete inventory (E&O), the assessment of recoverability of goodwill, and the valuation allowance for deferred tax assets.

We have discussed the development and selection of these critical accounting policies and estimates with the Audit and Ethics Committee of the Board of Directors, and the committee has approved them.

Inventory Valuation

Inventory balances at January 2, 2004 (in millions):

Gross inventory	$97.1
Allowance for E&O	55.3
Net inventory	$41.8

We determine inventory cost using the first-in, first-out method and value the inventory at the lower of cost or market, with market determined by reference to current replacement cost. In addition, we use estimates of future demand for individual components of raw materials and finished goods to determine the amount of inventory that should be considered E&O. Specifically, we compare on-hand piece parts and finished goods quantities to future product demand and usage requirements. Generally, we record a valuation allowance of 100% for inventory quantities in excess of two-years expected usage. When the quantity on-hand falls between one- and two-years worth of demand, we apply a number of factors to determine the appropriate E&O amount. When the inventory quantity on-hand is less than forecasted demand for the next 12 months, no allowance is recorded.

Because our visibility to future product demand is limited, our forecast of inventory usage is necessarily subjective. If actual demand for specific products is less than forecasted demand, then it is possible that additional quantities of E&O inventory would be generated; therefore, there can be no assurance that additional valuation allowances for E&O will not be required in the future.

Goodwill

We currently have recorded approximately $552.3 million of goodwill, including $93.5 million added in 2003 from the Vivace Networks acquisition and $267.1 million added in 2002 from the Ocular Networks acquisition.

SFAS 142, Goodwill and Other Intangible Assets, which became effective in 2002, eliminated the amortization of goodwill. Instead, we are required to evaluate goodwill annually for impairment, or more frequently if impairment indicators are present. Goodwill must be allocated to each reporting unit (defined as its reporting segment for external reporting purposes, or one level lower depending on various factors) and tested for impairment at the reporting unit level. Segments are generally determined by the way a company manages and measures its business, with particular weight given to the manner in which results of operations are reported internally and the measures provided to, and used by, our chief decision-maker. Historically, we have reported results of operations in a single segment, and we test for goodwill impairment by treating Tellabs as a single reporting unit.

Because we report operating results as a single reporting unit, we utilize the comparison of our market capitalization and book value as an indicator of potential impairment. At October 31, 2003, the date of our annual impairment review, the closing price of Tellabs’ stock was $7.53 per share and the net book value was $5.15 per share. Since the market price exceeded the net book value, no additional impairment testing was required and no impairment charge was recorded.

Valuation Allowance for Deferred Tax Assets

Deferred tax assets arise when we recognize charges or expenses in the current period’s financial statements that will not be allowed as income tax deductions until future periods. The term deferred tax assets also includes unused tax net operating losses and unused tax credits that are allowed under the tax law to be carried forward and used in future years. At the end of 2003, we had $300.7 million of gross deferred tax assets on our balance sheet, a large portion of which relate to restructuring charges recorded during the last two years and to unused net operating losses.

Accounting rules permit our deferred tax assets to be carried on our balance sheet at full value as long as it is “more likely than not” that the deductions, losses, or credits will be used in the future. Alternatively, we are required to record a valuation allowance against the deferred tax assets via a charge to income tax expense if the test cannot be met. The accounting rules state that a company with a recent history of losses would have a difficult, perhaps impossible, time supporting a position that utilization of its deferred tax assets was more likely than not to occur. Because of our recent history of losses we determined that it was appropriate to record a valuation allowance against our domestic deferred tax assets in 2002 and to continue to record a valuation allowance in 2003. (See Note 12, Income Taxes, on page 37.)

We are currently not able to forecast when an earnings improvement of sufficient size will occur for us to reverse any of the valuation allowances that we have recorded.

Outlook

We believe that industry conditions, in particular capital spending by our customers, may be stabilizing in contrast to the last three years. If this assessment is correct we may experience an increase in revenue in 2004. We expect our customers to continue to focus on reducing their operating costs, including maximizing returns from network assets and selecting the lowest cost solutions for network growth. This focus would mean a continuation of the competitive pricing environment that has negatively impacted our margins over the last few years and may also limit the opportunities to introduce new products and services.

We expect that demand might exceed supply in the first quarter of 2004 and beyond for some component parts that are required to manufacture our products. Therefore, our ability to sustain or grow our revenue and gross profit will also depend upon our ability to procure sufficient component parts and meet delivery commitments to our customers. At this time, we do not know if a component shortage will occur or the potential impact, if any, on our future results.

Management Statement of Financial Responsibility

The financial statements of Tellabs, Inc., and subsidiaries have been prepared under the direction of management in conformity with generally accepted accounting principles. In the opinion of management, the financial statements set forth a fair presentation of the consolidated financial condition of Tellabs, Inc., and subsidiaries at January 2, 2004, and December 27, 2002, and the consolidated results of its operations for the years ended January 2, 2004, December 27, 2002, and December 28, 2001.

We maintain accounting systems and related internal controls which, in the opinion of management, provide reasonable assurances that transactions are executed in accordance with management’s authorization, that financial statements are prepared in accordance with generally accepted accounting principles, and that assets are properly accounted for and safeguarded.

Ethical decision-making is fundamental to our management philosophy. Management recognizes its responsibility for fostering a strong ethical climate so that our affairs are conducted to the highest standards of personal and corporate conduct. Employee awareness of these objectives is achieved through key written policy statements and training.

The Board of Directors has appointed four of its non-employee members as an Audit and Ethics Committee. This committee meets periodically with management and the independent auditors, who have free access to this committee without management present, to discuss the results of their audit work and their evaluation of the internal control structure and the quality of financial reporting.

/s/ Michael J. Birck
Michael J. Birck
Chairman of the Board and Chief Executive Officer*

/s/ Timothy J. Wiggins
Timothy J. Wiggins
Executive Vice President and
Chief Financial Officer

January 21, 2004

* On February 12, Tellabs named Krish Prabhu chief executive officer and president; Michael J. Birck continues as chairman of the board.

Report of Independent Auditors
To the Board of Directors and Stockholders of Tellabs, Inc.

We have audited the accompanying consolidated balance sheets of Tellabs, Inc., and subsidiaries as of January 2, 2004, and December 27, 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended January 2, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tellabs, Inc., and subsidiaries at January 2, 2004, and December 27, 2002, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended January 2, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 5 to the financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

/s/ Ernst & Young, LLP

Ernst & Young, LLP
Chicago, Illinois
January 21, 2004

Consolidated Statements of Operations

(In millions, except per-share data)	Year Ended 1/2/04	Year Ended 12/27/02	Year Ended 12/28/01

Net Sales
Product and other	$830.1	$1,137.8	$1,860.4
Services	150.3	179.2	339.3
	980.4	1,317.0	2,199.7

Cost of Sales
Product and other	513.0	697.7	1,165.4
Services	113.4	132.8	271.1
	626.4	830.5	1,436.5

Gross Profit	354.0	486.5	763.2

Operating expenses
Marketing	143.5	168.8	249.0
Research and development	286.1	335.2	422.7
General and administrative	99.1	129.0	151.3
Restructuring and other charges	77.2	169.0	192.2
Acquired in-process R&D	—	5.4	—
Goodwill amortization	—	—	24.6
Intangible asset amortization	12.6	8.8	2.8
	618.5	816.2	1,042.6

Operating Loss	(264.5)	(329.7)	(279.4)

Interest income	33.4	33.3	46.8
Interest expense	(0.7)	(0.9)	(0.5)
Other expenses, net	(12.9)	(30.5)	(11.7)
	19.8	1.9	34.6

Loss Before Income Tax	(244.7)	(327.8)	(244.8)
Income tax	(3.1)	(14.7)	(62.8)
Net Loss	$(241.6)	$(313.1)	$(182.0)

Loss per Share
Basic	$(0.58)	$(0.76)	$(0.44)
Diluted	$(0.58)	$(0.76)	$(0.44)

Average number of common shares outstanding	413.1	411.4	409.6

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

(In millions, except share amounts)	1/2/04	12/27/02

ASSETS
Current Assets
Cash and cash equivalents	$245.9	$453.6
Investments in marketable securities	877.1	565.6
Accounts receivable, net of allowance of $5.4 and $12.2	196.7	216.8
Inventories
Raw materials	12.5	92.4
Work in process	4.1	15.5
Finished goods	25.2	66.6
	41.8	174.5
Income taxes	22.7	174.8
Miscellaneous receivables and other current assets	114.6	31.2
Total Current Assets	1,498.8	1,616.5
Property, Plant and Equipment
Land	26.7	26.8
Buildings and improvements	227.7	289.3
Equipment	389.2	454.1
	643.6	770.2
Accumulated depreciation	(327.8)	(349.3)
	315.8	420.9
Goodwill	552.3	455.7
Intangible Assets, Net	107.8	70.1
Other Assets	132.8	142.5
Total Assets	$2,607.5	$2,705.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$47.8	$77.4
Accrued liabilities
Compensation	34.9	50.9
Payroll and other taxes	6.2	7.2
Accrued restructuring and other charges	64.8	85.4
Other	54.1	36.4
Total Current Liabilities	207.8	257.3
Accrued Long-Term Restructuring Charges	44.8	45.5
Income Taxes	100.1	82.9
Other Long-Term Liabilities	35.5	29.7
Stockholders’ Equity
Preferred stock: authorized 5,000,000 shares of $.01 par value; no shares issued and outstanding	—	—
Common stock: authorized 1,000,000,000 shares of $.01 par value; 417,859,719 and 415,440,414 shares issued, including treasury stock	4.2	4.1
Additional paid-in capital	556.8	543.6
Deferred compensation expense	(9.5)	(19.3)
Treasury stock, at cost: 3,250,000 shares	(129.6)	(129.6)
Total accumulated other comprehensive income (loss)	95.5	(52.0)
Retained earnings	1,701.9	1,943.5
Total Stockholders’ Equity	2,219.3	2,290.3
Total Liabilities and Stockholders’ Equity	$2,607.5	$2,705.7

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

	1/2/04		12/27/02		12/28/01
(In millions)	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	415.4	$4.1	413.5	$4.1	411.2	$4.1
Stock options exercised	2.5	0.1	1.9	—	2.3	—
Balance at end of year	417.9	4.2	415.4	4.1	413.5	4.1

Additional Paid-In Capital
Balance at beginning of year		543.6		496.0		441.9
Stock options exercised		4.3		4.8		41.0
Stock retention programs		—		0.3		2.7
Employee stock awards		0.1		0.1		0.3
Stock compensation from acquired company		2.4		—		—
Fair value of options issued in acquisition		6.4		42.9		7.1
Other		—		(1.0)		—
Stock compensation from restructuring activities		—		0.5		3.0
Balance at end of year		556.8		543.6		496.0

Deferred Compensation
Balance at beginning of year		(19.3)		(1.4)		—
Unearned compensation from options issued in acquisitions		(1.4)		(29.3)		(1.4)
Amortization		11.2		10.5		—
Other		—		0.9		—
Balance at end of year		(9.5)		(19.3)		(1.4)

Treasury Stock
Balance at beginning of year	3.3	(129.6)	3.3	(129.6)	3.0	(126.5)
Shares purchased	—	—	—	—	0.3	(3.1)
Balance at end of year	3.3	(129.6)	3.3	(129.6)	3.3	(129.6)

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year		(52.0)		(160.1)		(130.5)
Unrealized holding gains on marketable securities arising during period		2.4		8.9		5.8
Less: Reclassification adjustment for (gains) losses included in net earnings		(8.9)		(7.1)		7.6
Net unrealized holding gains (losses) on marketable securities		(6.5)		1.8		13.4
Foreign currency translation adjustment		151.5		107.0		(37.4)
Deferred income tax related to items of other comprehensive income (loss)		2.5		(0.7)		(5.6)
Balance at end of year		95.5		(52.0)		(160.1)

Retained Earnings
Balance at beginning of year		1,943.5		2,256.6		2,438.6
Net loss		(241.6)		(313.1)		(182.0)
Balance at end of year		1,701.9		1,943.5		2,256.6
Total Stockholders’ Equity		$2,219.3		$2,290.3		$2,465.6

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flow

(In millions)	Year Ended 1/2/04	Year Ended 12/27/02	Year Ended 12/28/01
Operating Activities
Net loss	$(241.6)	$(313.1)	$(182.0)
Adjustments to reconcile net loss to net cash provided by operating activities:
Restructuring and other charges	172.6	268.4	448.6
Depreciation and amortization	110.2	142.6	157.5
Tax benefit associated with stock option exercises	1.6	2.0	20.1
Purchased in-process research & development	—	5.4	—
Provision for doubtful accounts	(13.6)	(25.4)	42.0
Deferred income taxes	(14.9)	110.0	(94.9)
Loss on investments	4.0	30.0	13.1
Deferred compensation	11.2	10.5	—
Net changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	47.1	162.0	424.7
Inventories	143.8	113.2	(27.3)
Miscellaneous receivables and other current assets	(87.1)	(12.1)	8.0
Long-term assets	2.0	(32.3)	(65.6)
Accounts payable	(34.1)	9.2	(91.1)
Accrued restructuring and other charges	(84.2)	(191.6)	(64.4)
Accrued liabilities	(16.9)	(29.6)	(56.2)
Income taxes	154.9	(66.0)	(120.0)
Long-term liabilities	(5.1)	(5.4)	6.8
Net Cash Provided by Operating Activities	149.9	177.8	419.3
Investing Activities
Acquisition of property, plant and equipment, net	(9.5)	(34.1)	(208.2)
Payments for purchases of investments	(2,287.8)	(697.0)	(424.0)
Proceeds from sales and maturities of investments	2,009.8	543.5	714.0
Payments for acquisitions, net of cash acquired	(122.6)	(291.7)	(130.8)
Net Cash Used for Investing Activities	(410.1)	(479.3)	(49.0)
Financing Activities
Proceeds from issuance of common stock	5.9	2.8	20.9
Purchase of treasury stock	—	—	(3.1)
Proceeds from notes payable	—	—	0.5
Payments of notes payable	—	(8.8)	—
Net Cash Provided by (Used for) Financing Activities	5.9	(6.0)	18.3
Effect of Exchange Rate Changes on Cash	46.6	59.2	(16.0)
Net (Decrease) Increase in Cash and Cash Equivalents	(207.7)	(248.3)	372.6
Cash and Cash Equivalents at Beginning of Year	453.6	701.9	329.3
Cash and Cash Equivalents at End of Year	$245.9	$453.6	$701.9
Other Information
Interest paid	$—	$1.4	$0.7
Income taxes (refunded) paid, net	$(146.1)	$23.9	$151.0

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business

We operate as one business segment in the design, assembly, marketing and servicing of a diverse line of communications equipment used in public and private networks worldwide.

Principles of Consolidation

Our consolidated financial statements include the accounts of Tellabs and our subsidiaries. All intercompany balances and transactions have been eliminated.

The preparation of the financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

We consider all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, marketable securities and cost-basis investments. The carrying value of the cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value. The fair value of marketable securities is estimated based on quotes from brokers or current rates offered for instruments with similar characteristics. (See Note 7, Derivative Financial Instruments, on page 32.)

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is computed using both the declining-balance and straight-line methods. Buildings are depreciated over 25 to 40 years, improvements over 7 years and equipment over 3 to 10 years.

Stock Options

Under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123, we have elected to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, in most cases, no compensation cost has been recognized for our fixed stock option plan grants. If we had elected to recognize compensation expense for our stock-based compensation plans consistent with the methods prescribed by SFAS No. 123, net earnings and net earnings per share would have been changed to the pro forma amounts shown below:

(In millions, except per-share data)	2003	2002	2001
Net loss
As reported	$(241.6)	$(313.1)	$(182.0)
Add: stock-based employee compensation expense included in reported net earnings, net of related tax effects	11.2	10.5	—
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(62.6)	(129.6)	(121.4)
Pro forma net loss	$(293.0)	$(432.2)	$(303.4)
Loss per common share
As reported	$(0.58)	$(0.76)	$(0.44)
Pro forma	$(0.71)	$(1.05)	$(0.74)

The fair value of options was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 2003, 2002 and 2001:

	2003	2002	2001
Expected volatility	73.4%	72.2%	64.8%
Risk-free interest rate	3.0%	2.8%	4.9%
Expected life in years	5.1	5.9	7.0
Expected dividend yield	0.0%	0.0%	0.0%

The pro forma amounts disclosed above may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. In addition, the Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. It requires the use of assumptions that are subjective, such as the expected volatility of the exercise price and the expected remaining life of the option. Since our options have significantly different characteristics from traded options, and since the changes in the subjective input assumptions can result in materially different fair value estimates, in our opinion, the existing option pricing models do not necessarily provide a reliable single measure of the fair value of the options and do not give a meaningful comparison of companies in a given industry. (See Note 10, Stock Options, on page 34.)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases at enacted tax rates when such amounts are expected to be realized or settled. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. (See Note 12, Income Taxes, on page 37.)

Goodwill and Intangible Assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we review the valuation of goodwill and indefinite lived intangible assets at least annually. Intangible assets with finite lives are amortized over their estimated useful lives. We utilize the comparison of our market capitalization and book value as an indicator of potential impairment. Prior to adoption of SFAS No. 142 in the first quarter of 2002, we amortized goodwill over terms ranging from 7 to 20 years using the straight-line method.

Revenue Recognition

Product revenue is recognized when all significant contractual obligations have been met, including the terms of the shipment, and collection of the resulting receivable is reasonably assured. Revenue for maintenance and support services is recognized ratably over the contract period. All other service revenue is recognized upon completion.

Earnings Per Share

In accordance with SFAS No. 128, Earnings Per Share, earnings per share are based on both the weighted-average number of shares and the weighted-average shares adjusted for assumed conversions of stock options. (See Note 15, Earnings Per Share, on page 40.)

Foreign Currency Translation

The financial statements of our subsidiaries are generally measured using the local currency as the functional currency. For these subsidiaries, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at weighted average exchange rates during the year. The effect of translating a subsidiary’s stockholders’ equity in U.S. dollars is recorded as a cumulative translation adjustment in the equity section of the Consolidated Balance Sheets.

Foreign Currency Transactions

Foreign currency transaction gains and losses resulting from changes in exchange rates are recognized in Other Expense. Net gains (losses) of $(1.8) million, $(5.9) million, and $2.2 million were recorded in 2003, 2002 and 2001, respectively.

Reclassification of Prior Year Amounts

Certain reclassifications have been made to the pre-2003 financial statements to conform to the 2003 presentation.

2. New Accounting Pronouncements

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by an equity investor if that investor is subject to a majority of the risk of loss from the variable interest entity’s activities, is entitled to receive a majority of the entity’s residual returns, or both. This interpretation will be adopted during our first quarter of 2004 and is not expected to have a material impact on our Consolidated Statements of Operations, Balance Sheets or Cash Flows.

In June 2003, the FASB issued SFAS No. 149, an Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

SFAS 149 and 150 were adopted during our third quarter and did not have a material impact on our Consolidated Statements of Operations, Balance Sheets or Cash Flows.

3. Restructuring and Other Charges

In 2003, we approved plans to further restructure our operations due to the continuing difficult market conditions in the telecommunications industry. The major components of the restructuring include the outsourcing of both of our manufacturing operations: North American manufacturing operations located in Bolingbrook, Illinois, and International manufacturing operations, located in Espoo, Finland. Other major components of our restructuring activities included workforce reductions and the closure and consolidation of excess facilities. The major charges included in the restructuring were for workforce reductions, accelerated depreciation of plant and equipment, the write-off of fixed assets, the revaluation and write-off of inventories, and an accrual for excess inventory purchase commitments. The outsourcing of our manufacturing operations resulted in the layoff of approximately 300 employees in the United States, the transfer of 200 employees from the International manufacturing operations to our outsourcer (the severance, if any, for which we are liable for a period of time), the above-mentioned accelerated depreciation on related plant and equipment, and the closure of our North American manufacturing facility in Bolingbrook, Illinois. The remaining Bolingbrook employees were relocated to Illinois facilities. The manufacturing operations in North America ceased at the end of October 2003 and the International manufacturing operations were ceased at the beginning of January 2004.

In 2002, we approved plans to restructure our operations including a realignment of worldwide inventory levels to match customer demand, which resulted in the write-off of excess inventories and an accrual for excess inventory purchase commitments; workforce reductions; the closure and consolidation of excess facilities, including manufacturing facilities in Ronkonkoma, New York, and Shannon, Ireland, along with the write-off of related fixed assets; and an adjustment of the reserves for excess leased facilities from our 2001 restructuring programs in light of current economic conditions.

We expect to incur an additional $9.0 million to $14.0 million in restructuring and other charges during the first half of 2004.

Below is an analysis of the restructuring and other charges expensed during 2003, 2002 and 2001 by major income statement classifications:

Income Statement Classification	Description	2003	2002	2001
(In millions)
Net product sales	Reversal of SALIX revenue	$—	$—	$6.2
Product cost of sales	Inventory adjustments	49.4	53.2	120.3
	Excess purchase commitments	23.2	58.1	127.0
	Accelerated depreciation on buildings and equipment	23.7	—	—
	Disposal of manufacturing equipment and other	1.0	—	2.9
	Subtotal Cost of Sales	97.3	111.3	250.2

Adjustments to prior reserves	Reversal of excess purchase commitments accrual	(1.9)	(11.6)	—
	Total Cost of Sales	95.4	99.7	250.2
	Total Gross Profit	95.4	99.7	256.4
Restructuring and other charges	Severance and related expenses	33.7	51.3	46.9
	Consolidation of excess leased facilities	1.2	44.7	59.5
	Disposal of property, plant and equipment	22.6	67.3	55.6
	Accelerated depreciation on buildings and equipment	24.8	—	—
	Other obligations	3.7	12.6	30.2
	Subtotal Operating Expenses	86.0	175.9	192.2
Adjustments to prior restructuring reserves	Reversal of excess severance	(1.4)	(6.2)	—
	Reversal of excess facilities consolidation	—	(0.7)	—
	Additional proceeds from fixed asset disposals	(5.0)	—	—
	Reversal of other obligations	(2.4)	—	—
	Total Operating Expenses	77.2	169.0	192.2
Net restructuring and other charges		$172.6	$268.7	$448.6

The following table displays our restructuring and other charges activity during 2003 and the status of the reserves at January 2, 2004:

Description of reserve	Balance 12/27/02	Additional Reserves	Cash Activity	Non-Cash Activity	Balance 1/2/04
(In millions)
Inventory write-offs	$—	$49.4	$—	$(49.4)	$—
Excess purchase commitments	30.0	23.2	(16.2)	1.4	38.4
Severance and related expenses	9.5	33.7	(29.1)	(0.6)	13.5
Consolidation of excess leased facilities	81.8	1.2	(28.9)	0.7	54.8
Disposal of property, plant and equipment	—	23.6	—	(23.6)	—
Accelerated depreciation	—	48.5	—	(48.5)	—
Other	9.6	3.7	(10.0)	(0.4)	2.9
	$130.9	$183.3	$(84.2)	$(120.4)	$109.6

Inventory adjustments and excess purchase commitments

Due to a slowdown in customer spending levels during the year and a review of our inventory levels during outsourcing activities, we had to write down the value of our inventories and related non-cancelable inventory purchase commitments for excess amounts. Included in product cost of goods sold during 2003 were charges of $72.6 million related to the write-down of inventories and accruals for non-cancelable inventory purchase commitments. North American manufacturing outsourcing resulted in a $7.4 million charge, International manufacturing outsourcing resulted in a $10.9 million charge, and $54.3 million was recorded prior to manufacturing outsourcing to write down excess and obsolete inventory and accrue for non-cancelable inventory purchase commitments. The inventory adjustments were recorded as a reduction to inventory, while the reserve for excess non-cancelable purchase commitments was recorded to accrued restructuring and other charges.

Included in product cost of goods sold during 2002 were charges of $111.3 million related to the write-off of inventories and accruals for non-cancelable inventory purchase commitments deemed to be excess as a result of the continued slowdown in customer spending levels. These charges related primarily to a buildup in common components and piece parts that were a direct result of the lower forecasted overall product demand. The inventory write-offs were recorded as a reduction to inventory, while the reserve for excess non-cancelable purchase commitments was recorded to accrued restructuring and other charges.

Severance and related expenses

As a result of the outsourcing of our manufacturing operations and our goal to align our employee levels with expected manpower needs, we recorded charges totaling $33.7 million for severance pay and related fringe benefits for the reduction of approximately 1,500 employees worldwide in 2003. We expect to pay the remainder of the severance costs by the end of the second quarter of 2004. We also reversed $1.4 million in severance expense due to changes in the estimated severance and related costs from prior restructuring programs.

Resulting from our 2002 restructuring initiatives, we recorded charges totaling $51.3 million for severance pay and related fringe benefits for the reduction of approximately 2,000 employees worldwide. Also during the year, $6.2 million of severance reserves were reversed due to changes in estimated severance and related costs from prior restructuring programs.

Consolidation of excess leased facilities

Also as a result of the outsourcing of our manufacturing operations and reduced manpower needs, we recorded $1.2 million in charges related to the consolidation of excess facilities in 2003.

During 2002, we recorded $44.7 million in charges related to the consolidation of excess facilities. These charges consist mainly of $20.4 million for additional reserves for facilities vacated under the 2001 restructuring programs, $13.6 million for lease cancellation and non-cancelable lease costs associated with the closure of the Ronkonkoma, New York, manufacturing facility and the consolidation of a number of smaller locations under the April 2002 restructuring, and $10.5 million for lease cancellation and non-cancelable lease costs primarily associated with the consolidation of Reston, Virginia, operations with Ashburn, Virginia, operations.

Approximately $0.7 million of the 2002 charge was also reversed in 2002 as it related to originally estimated equipment lease payments that will no longer be paid. We expect to utilize the remaining reserve for excess leased facility charges.

Accelerated depreciation on building and equipment

During 2003, due to a change in the estimated lives of certain buildings and equipment because of the outsourcing of our North American manufacturing operations, we recorded $48.5 million in accelerated depreciation on the related building and equipment. Of this amount, $23.7 million was charged to cost of sales during the year with the remaining $24.8 million charged to operating expenses. The building and equipment are recorded at their estimated recoverable amount at January 2, 2004.

Disposal of property, plant and equipment and other

Our review of property, plant and equipment needs during the restructuring activities indicated assets that would be sold or disposed of. We recorded a loss of $23.6 million in 2003 related to the disposal of this property, plant and equipment. The property, plant and equipment consisted primarily of manufacturing equipment, lab and data equipment, and computer software. This equipment is disposed of primarily by conducting periodic open bid auctions with items sold to the highest bidders. In the second quarter of 2003, we reduced the expense related to the disposal of property, plant and equipment by $5.0 million to reflect the receipt of sales proceeds in excess of the original estimates.

We recorded a loss of $67.3 million related to the disposal of property, plant and equipment as part of our 2002 restructuring programs. Property, plant and equipment consisted of leasehold improvements, manufacturing equipment, lab and data equipment and furniture associated with the closure of the Ronkonkoma, New York, and Shannon, Ireland, plants, and the consolidation of a number of smaller locations. The total charges were determined by writing down fixed assets to be sold to the lower of their carrying amount or fair value less costs to sell, while writing down fixed assets that were abandoned to salvage value in accordance with SFAS No. 144.

Other obligations

In 2003, we recorded $3.7 million in charges for other obligations that arose as a direct result of our 2003 restructuring activities. These charges represent non-cancelable agreements for software licenses that have been deemed excess due to workforce reductions and product roadmap changes.

In 2002, we recorded $12.6 million in charges for other obligations that arose as a direct result of our restructuring activities. These charges include $4.7 million for the write-down of the Shannon, Ireland, facility, $4.3 million for the expected repayment of incentive grants and $3.6 million of other miscellaneous fees.

Of the remaining $109.6 million reserves as of January 2, 2004, $64.8 million is classified as short-term as it is expected to be paid in the next 12 months. The long-term balance of $44.8 million will be paid over the remaining terms of the facility leases which expire at various times through 2011.

4. Business Combinations

In June 2003, we acquired 100% of the outstanding preferred and common stock of Vivace Networks, Inc.,  a developer of flexible, high performance multi-service routers, for $130.3 million ($122.6 million, net of cash acquired) plus liabilities assumed. We believe this acquisition brings two complementary products that enable us to expand into the high-growth global service provider multi-service router market. Goodwill and intangible assets from this acquisition were $93.5 million and $37.5 million, respectively, based on an independent appraisal. The intangible asset is being amortized over a seven-year useful life using the straight-line method.

We have entered into an employee retention incentive program which will award shares of our stock worth $10.0 million to eligible employees if certain employment targets are met over a two-year timeframe. The cost of this program will be recognized ratably over the two-year time period.

Components of the purchase price were as follows:

(In millions)
Cash paid to equity holders	$124.6
Fair value of stock options exchanged	6.4
Acquisition costs	0.7
131.7
Deferred compensation	(1.4)
Total	$130.3

The Black-Scholes option valuation model was used to determine the fair value of the Tellabs stock options exchanged. The deferred compensation expense represents the intrinsic value of the unvested stock options on the acquisition date, which will be recognized over the remaining vesting period of the options.

The allocation of the purchase price is as follows:

(In millions)
Goodwill	$93.5
Intangible assets subject to amortization—developed technology	37.5
Other assets	16.7
Total Assets	147.7
Total Liabilities	17.4
Purchase Price	$130.3

In January 2002, we acquired 100% of the outstanding voting stock of Ocular Networks, Inc. (“Ocular”), a developer of optical solutions for the metropolitan (“metro”) optical networking market, for $323.0 million. We believed that by acquiring Ocular it extended the addressable market for our products within the metro optical network. Ocular’s product offerings complement our offerings by focusing on small to mid-size tier 2 and 3 central offices, a market opportunity that has previously not been addressed by us. Goodwill and intangible assets from this acquisition were $267.1 million and $64.4 million, respectively, based on an independent appraisal. The intangible asset is being amortized over a 10-year useful life using the straight-line method. In-process research and development costs of $5.4 million were expensed during the first quarter of 2002.

Components of the purchase price were as follows:

(In millions)
Cash paid to Ocular stockholders	$278.5
Fair value of stock options exchanged	42.9
Payable to former Ocular restricted stockholders	28.5
Acquisition costs	2.4
352.3
Deferred compensation expense	(29.3)
Total	$323.0

The Black-Scholes option valuation model was used to determine the fair value of the Tellabs stock options exchanged. The deferred compensation expense represents the intrinsic value of the unvested Ocular stock options on the acquisition date, which will be recognized over the remaining vesting period of the options. Also included in the purchase price was a payable of $28.5 million to former holders of restricted Ocular stock awards that were given to certain key employees. On the acquisition date, the restricted stock award holders exchanged these awards for the right to receive $28.5 million in cash, which we agreed to pay out either immediately, if certain pre-defined conditions are met, or over the original vesting period of the awards. All of this liability has been paid as of January 2, 2004.

The allocation of the purchase price is as follows:

(In millions)
Goodwill	$267.1
Intangible assets subject to amortization—developed technology	64.4
Purchased in-process research and development costs	5.4
Fair value of assets acquired	8.2
Total Assets	345.1
Total Liabilities	22.1
Purchase Price	$323.0

These acquisitions were financed with cash on hand and are accounted for under the purchase method of accounting. The operating results of the businesses have been included in the accompanying consolidated results of operations from their date of acquisition. Pro forma combined results of operations assuming the acquisitions had occurred at the beginning of the year are not being presented since they would not differ materially from reported results. In addition, we estimate that goodwill will not be deductible for tax purposes.

5. Goodwill and Intangible Assets

During the first quarter of 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 eliminates the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives, which for the company, range from 7 to 10 years, on a straight-line basis. The weighted average amortization period is 8.4 years.

There has been no impairment of our goodwill or intangible assets with indefinite useful lives since the adoption of this Statement. However, there can be no assurance that future impairment tests will not result in a charge to earnings.

Below are the results of operations for 2001, with the pro-forma results of operations adjusted to exclude goodwill amortization expense.

(In millions, except per-share amounts)	Year Ended 12/28/01
Net loss	$(182.0)
Add back: After-tax goodwill amortization	21.5
Pro-forma loss	$(160.5)
Loss per share	$(0.44)
Add back: Goodwill amortization	0.05
Pro-forma loss per share	$(0.39)
Average number of common shares outstanding	409.6

The gross carrying amount and accumulated amortization of intangible assets subject to amortization, which consisted of developed technology assets, was $124.9 million and $17.1 million as of January 2, 2004, and $87.4 million and $17.3 million as of December 27, 2002, respectively. The aggregate amortization expense for these assets for the years ending January 2, 2004, December 27, 2002, and December 28, 2001, was $12.6 million, $8.8 million, and $2.8 million, respectively.

The estimated amortization expense for each of the next five years is as follows:

(In millions)
2004	$15.5
2005	$15.5
2006	$13.9
2007	$11.8
2008	$11.8

6. Investments

Available-for-sale marketable securities are accounted for at market prices, with the unrealized gain or loss, less deferred income taxes, shown as a separate component of stockholders’ equity. At January 2, 2004, and December 27, 2002, they consisted of the following:

(In millions)	Amortized Cost	Unrealized Gain/(Loss)	Market Value
2003
State and municipal securities	$—	$—	$—
Preferred and common stocks	46.1	1.6	47.7
U.S. government and agency debt obligations	377.9	0.9	378.8
Corporate debt obligations	253.2	0.5	253.7
Foreign government obligations	172.2	(0.6)	171.6
Foreign bank obligations	25.3	—	25.3
	$874.7	$2.4	$877.1
2002
State and municipal securities	$149.9	$1.6	$151.5
Preferred and common stocks	47.9	1.5	49.4
U.S. government and agency debt obligations	212.5	4.9	217.4
Corporate debt obligations	57.4	2.4	59.8
Foreign government obligations	15.9	0.1	16.0
Foreign bank obligations	71.5	—	71.5
	$555.1	$10.5	$565.6

We also maintain investments in start-up technology companies and partnerships that invest in start-up technology companies. These investments are recorded in Other Assets at cost, which approximates fair market value. At January 2, 2004, and December 27, 2002, these investments totaled $15.0 million and $9.0 million, respectively. During 2001, we recorded a $12.8 million pre-tax gain on the sale of a certain equity investment.

We conduct a quarterly review of each investment in our portfolio, including historical and projected financial performance, expected cash needs and recent funding events. Other-than-temporary impairments are recognized if the market value of the investment is below its cost basis for an extended period of time or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. Other-than-temporary impairments were $3.3 million for the year ended January 2, 2004, $29.6 million for the year ended December 27, 2002, and $25.9 million for the year ended December 28, 2001.

7. Derivative Financial Instruments

We conduct business on a global basis in several major currencies and are subject to risks associated with fluctuating foreign exchange rates. In response to this, we developed a foreign currency exposure management policy with the objective of mitigating financial exposure to changing foreign exchange rates resulting from monetary assets and liabilities recorded in non-functional currencies that are expected to be settled in one year or less. We utilize derivatives, primarily foreign currency forward contracts, to manage our foreign currency exposure. We do not engage in hedging specific individual transactions, but rather use derivatives to manage overall exposure levels for a specific currency. Gains and losses related to these derivatives are recorded in the Consolidated Statement of Operations each period.

Foreign currency forward contracts are executed monthly, one week before the end of the period. As a result of this timing, additional nonfunctional foreign currency transactions can occur during the last week of the period that could cause our hedge percentage at the end of the period to be greater or less than the 100% target. We enter into forward exchange contracts only to the extent necessary to meet our overall goal of minimizing nonfunctional foreign currency exposures. We do not enter into hedging transactions for speculative purposes. Our foreign currency exposure management policy and program was amended during 2003 to allow for 100% (90% in prior years) hedges of the calculated exposure.

In accordance with SFAS No. 133, all forward exchange contracts are recorded on the balance sheet at fair value. Forward foreign exchange contracts receivable are included in Other Current Assets, while forward foreign exchange contracts payable are included as part of Accrued Liabilities in the Consolidated Balance Sheet. Changes in the fair value of these instruments are included in earnings, as part of Other Expenses, in the current period. We had a net gain of $17.0 million and $5.5 million on forward exchange contracts in 2003 and 2002, respectively. Net losses on forward exchange contracts were $4.7 million for 2001. Our current hedging practices do not qualify for special hedge accounting treatment as prescribed in SFAS No. 133 since hedges of existing assets or liabilities that will be re-measured with changes in fair value reported currently in earnings are specifically excluded.

Derivative financial instruments involve elements of market and credit risk not recognized in the financial statements. The market risk that results from these instruments relates to changes in the foreign currency exchange rates, which is generally offset by movements in the value of the underlying assets or liabilities being held by us. Credit risk relates to the risk of nonperformance by a counter party to one of our derivative contracts. We do not believe there is a significant credit risk associated with our hedging activities because the counter parties are all large international financial institutions with high credit ratings. In addition, we also limit the aggregate notional amount of agreements entered into with any one financial institution in order to mitigate credit risk.

The table that follows presents a summary of the notional value of forward exchange rate contracts for each currency in which we have hedged exposure at January 2, 2004, and December 27, 2002. The principal currencies we currently hedge are the British pound, Canadian dollar, Danish kroner, Euro, Mexican peso and U.S. dollar. The notional values maturing in 2004 and 2003 are the U.S. dollar values of the agreed-upon amounts in each foreign currency that will be delivered to a third party on the agreed-upon date.

(In millions)	Notional Value of Exposure	Notional Value Maturing in 2004
Forward contracts at January 2, 2004:
Related forward contracts to sell foreign currencies for Euro	$128.6	$96.7
Related forward contracts to buy foreign currencies for Euro	1.9	1.3
Related forward contracts to sell foreign currencies for Danish kroner	8.3	5.8
Related forward contracts to sell foreign currencies for British pound	17.5	17.6
Related forward contracts to buy foreign currencies for British pound	0.6	0.4
Related forward contracts to buy foreign currencies for U.S. dollar	1.6	3.9
Related forward contracts to sell foreign currencies for U.S. dollar	72.3	59.0
Related forward contracts to buy foreign currencies for Brazilian real	0.4	0.4
Related forward contracts to sell foreign currencies for Canadian dollar	37.9	36.7
Related forward contracts to buy foreign currencies for Thai baht	3.3	3.1
Total	$272.4	$224.9

(In millions)	Notional Value of Exposure	Notional Value Maturing in 2003
Forward contracts at December 27, 2002:
Related forward contracts to sell foreign currencies for Euro	$105.6	$88.3
Related forward contracts to sell foreign currencies for Danish kroner	4.7	5.4
Related forward contracts to sell foreign currencies for British pound	7.0	5.6
Related forward contracts to buy foreign currencies for British pound	1.1	0.9
Related forward contracts to buy foreign currencies for U.S. dollar	2.1	1.4
Related forward contracts to sell foreign currencies for U.S. dollar	14.2	12.7
Total	$134.7	$114.3

Pursuant to our policy we entered into the above contracts immediately prior to the respective year ends. Accordingly, the fair value of such contracts at January 2, 2004, and December 27, 2002, is not material. The fair value of a forward contract is the difference between the forward contract rate at the date the contract is entered into and the spot rate at the period end, multiplied by the notional value of the contract.

8. Assets Held for Sale

As a result of the North American manufacturing outsourcing plan in 2003, we decided to sell the land and building of our main manufacturing facility in Bolingbrook, Illinois. The 2003 year-end carrying amount for the land, building and improvements was within the estimated market range for the property. The property is being actively marketed, and is expected to be sold before the end of 2004. The property was reclassified from long-lived assets to current assets in 2003.

We also decided to sell the land and building of the Vitikka facility in Espoo, Finland, as part of our 2003 restructuring efforts. The 2003 year-end net book value of the land, building and improvements was below the estimated market range for the property. The property is being actively marketed, and is expected to be sold before the end of 2004. The property was reclassified from long-lived assets to current assets in 2003.

As a result of prior restructuring efforts, we committed to sell certain land, buildings and improvements in Lisle, Illinois, and Round Rock, Texas, with carrying amounts at the end of 2002 totaling $13.1 million. The carrying value of the land, buildings and leasehold improvements approximated their fair value less costs to sell, which was determined based on the quoted market prices of similar assets; therefore, no impairment loss was recorded in 2002. In 2003, it was determined that the properties were not sellable at the current book value, and $9.5 million of impairment losses were recorded in the second quarter of 2003. We finalized the sale of the Lisle facility in February 2004. The Round Rock facility is still being actively marketed.

The $18.2 million total carrying value of the properties held for sale is included in the Miscellaneous Receivables and Other Current Assets in the 2003 Consolidated Balance Sheet.

9. Product Warranties

We offer warranties for all of our products. The specific terms and conditions of those warranties vary depending upon the product sold. We provide a basic limited warranty, including parts and labor, for all products for a period ranging from 1 to 5 years. Factors that enter into the estimate of our warranty liability include the number of units shipped, historical and anticipated rates of warranty claims, and cost per claim. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. On the Consolidated Balance Sheet, the short-term portion of the warranty reserve is included in Other Current Liabilities, while the long-term portion is included in Other Long-Term Liabilities. Our product warranty liabilities are as follows:

(In millions)	1/2/04	12/27/02	12/28/01
Balance at beginning of year	$13.9	$14.4	$11.4
Accruals for product warranties issued	11.6	8.5	9.3
Settlements made during the year	(6.0)	(9.0)	(6.3)
Balance at end of year	$19.5	$13.9	$14.4

Balance sheet classification at end of year
Other current liabilities	$6.4	$6.2	$6.7
Other long-term liabilities	13.1	7.7	7.7
Total product warranty liabilities	$19.5	$13.9	$14.4

10. Stock Options

At January 2, 2004, we had 11 stock-based compensation plans. Under these plans, we typically grant options to purchase our common stock at no less than 100 percent of the market price on the date the option is granted. Options generally become exercisable on a cumulative basis at a rate of 25% on each of the first through fourth anniversaries of the grant date and have a maximum term of five, seven or ten years. Beginning in 2003, the exercisability rate was changed for option grants on a cumulative basis at a rate of 20% in each of the first two years anniversaries and 60% in the third anniversary of the grant date. A total of 145,908,246 shares were authorized for grant under the plans of which 24,701,201 are available for grant as of January 2, 2004. Certain plans also provide for the granting of stock appreciation rights (SARs) in conjunction with, or independently of, the options under the plans. The SARs are typically assigned 5- or 10-year terms. At January 2, 2004, there were 165,998 SARs outstanding under the plans. At January 2, 2004, the exercise prices of our outstanding SARs ranged from $4.07 to $70.06.

A summary of the status of our option plans as of January 2, 2004, December 27, 2002, and December 28, 2001, and of changes during the years ending on these dates is presented in the following chart:

	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding—beginning of year	42,333,868	$22.49	37,926,204	$30.95	26,203,871	$34.31
Granted	10,374,119	$6.57	16,781,435	$5.23	17,890,236	$25.81
Exercised	(2,409,640)	$2.57	(2,144,053)	$1.35	(2,265,958)	$9.24
Forfeited	(9,057,429)	$23.31	(10,229,718)	$29.98	(3,901,945)	$42.61
Outstanding—end of year	41,240,918	$19.35	42,333,868	$22.49	37,926,204	$30.95

Exercisable at end of year	20,450,233		17,278,637		14,307,655
Available for grant	24,701,201		25,688,260		29,780,548

Weighted-average fair value of options granted during the year	$4.15		$4.31		$16.85

Options outstanding and exercisable as of January 2, 2004, by price range are as follows:

	Outstanding			Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$0.00 – $7.06	20,155,434	8.5	$5.71	4,185,434	$4.11
$7.07 – $14.13	1,140,213	5.6	$8.48	613,309	$8.51
$14.14 – $21.19	10,312,658	5.3	$16.44	7,430,076	$16.36
$21.20 – $28.25	1,181,061	2.9	$25.32	1,181,061	$25.32
$28.26 – $35.31	220,168	5.2	$32.93	165,168	$33.18
$35.32 – $42.38	223,653	5.5	$39.03	145,487	$38.84
$42.39 – $49.44	410,800	5.6	$47.08	342,380	$47.21
$49.45 – $56.50	2,958,171	5.7	$51.06	2,414,023	$51.19
$56.51 – $63.56	4,465,860	5.4	$61.70	3,823,657	$61.68
$63.57 – $70.63	172,900	4.4	$69.52	149,638	$69.52
$0.00 – $70.63	41,240,918	6.8	$19.35	20,450,233	$27.92

11. Employee Benefit and Retirement Plans

Our employees may voluntarily participate in the Tellabs Advantage Program and upon meeting eligibility requirements, we will match (dollar-for-dollar) up to the first 3% (from January 1, 2003 – June 30, 2003) or 4% (from July 1, 2003 – December 31, 2003) of the employee’s contribution rate. Both employee and employer contributions are immediately vested. The investment election for the employee’s contribution is employee-driven and our match follows this election. In addition, the employee may elect to change this investment election and reallocate assets on a daily basis. Although the Tellabs Stock Fund is one of several funds offered to participants, at no time do we direct the investment of an employee’s 401(k) contribution or our match into any one fund offered under the Program. We maintain similar plans for the benefit of eligible employees at our Finland and Denmark subsidiaries.

Until July 1, 2003, we contributed to a retirement plan under the Program consisting of a money purchase plan and a profit sharing plan for which, upon meeting eligibility requirements, all employees become eligible participants. Each quarter, we contributed an amount equal to 5% of a participant’s quarterly salary, subject to the terms set forth in the Program. This quarterly contribution was entirely funded by us. Of the 5% contribution, 4.5% was deposited into a money purchase plan and invested per the participant’s direction into the funds offered under the Program with the exception of the Tellabs Stock Fund. The participant may not direct any portion of this 4.5% into the Tellabs Stock Fund. Participants were allowed to change their money purchase plan investment elections at any time and may continue to reallocate the investments among the same funds available under the Program (with the exception of the Tellabs Stock Fund) on a daily basis. Contributions to the profit sharing plan were suspended as of July 1, 2003.

The investment of the remaining 0.5% of this quarterly 5% contribution (10% of our retirement contribution) was deposited into the profit sharing plan and was directed by us into the Tellabs Stock Fund and still may not be reallocated unless the participant is age 55 or older. We believe that it is valuable to us and our stockholders for all employees to have a stake in our financial future. Contributions to the profit sharing plan were suspended as of July 1, 2003.

Effective July 1, 2003, we instituted a Discretionary Company Contribution. This contribution is declared by the Board of Directors and is funded entirely by us. The amount of the contribution is based on a percent of pay for a specific period as declared by the Board. All full-time active employees are immediately eligible to receive this contribution and the investment of these funds follows the participants’ elections on file for the Program. This contribution is immediately vested. The Board of Directors declared a 2% contribution for the third and fourth quarters of 2003.

Our contributions to the Program and profit-sharing plans were $20.0 million, $16.2 million and $17.2 million for 2003, 2002 and 2001, respectively. Our contributions to the retirement plan were $5.9 million, $6.7 million and $14.4 million for 2003, 2002 and 2001, respectively.

We provide a deferred income plan that permits certain officers and management employees to defer portions of their compensation. All deferrals prior to September 2, 2001, are guaranteed a fixed return. In September 2001, the plan was amended to offer multiple investment funds whose investment returns are based on market performance; therefore, all deferrals on or after September 2, 2001, can also be transferred into the amended plan and invested in the new fund options. Funds invested prior to September 2, 2001, can also be transferred into the amended plan. The deferred income obligation is included in Other Long-Term Liabilities and adjusted, with a corresponding charge (or credit) to compensation expense, to reflect changes in the fair value of the amount owed to the employee. We fund any payments from the deferred income plan from our investment in corporate-owned life insurance policies. The cash surrender value of such policies is recorded in Other Assets.

We maintain an employee stock purchase plan. Under the plan, employees elect to withhold a portion of their compensation to purchase our common stock at fair market value. We match 15% of each employee’s withholdings. Compensation expense is recognized for the amount that we contribute to the plan through our matching of participant withholdings.

We have a program to award shares of our common stock to employees in recognition of their past service. Each full-time employee who has worked for a continuous 5-, 10-, 15-, 20- or 25-year period is awarded 10, 15, 25, 50 or 75 shares, respectively. When an employee stock award is granted, compensation expense is charged for the fair market value of the shares issued.

We have an employee retention program under which certain employees are entitled to a specific number of shares of our stock over a vesting period.

We maintain a defined-benefit retiree medical plan. Under the plan, which was implemented in 1999, we provide qualified retirees with a subsidy to offset their medical costs and allow the retirees to participate in the Company-sponsored healthcare plan. In 2003, 2002 and 2001, we contributed $2.0 million, $2.4 million and $2.2 million, respectively, to our defined-benefit retiree medical plan.

The following table summarizes plan assets, obligations, and assumptions of the retiree medical plan as of December 31, 2003:

(In millions)
Change in benefit obligation during 2003
Accumulated postretirement benefit obligation, December 31, 2002	$7.9
Service cost	0.9
Interest cost	0.5
Plan amendments	—
Actuarial (gain) loss	1.6
Benefits paid	(0.3)
Curtailment	(2.0)
Accumulated postretirement benefit obligation, December 31, 2003	$8.6

Change in plan assets during 2003
Assets at fair value, December 31, 2002	$6.4
Return on plan assets	0.1
Company contributions	2.0
Benefits paid	—
Assets at fair value, December 31, 2003	$8.5

Reconciliation of prepaid (accrued) cost
Funded status of the plan	$(0.1)
Unrecognized prior service cost	1.6
Unrecognized net (gain) loss	1.2
(Accrued) prepaid cost	$2.7

Components of net periodic benefit cost
Service cost	$0.9
Interest cost	0.5
Expected return on assets	(0.4)
Amortization of:
Unrecognized prior service cost	0.2
Unrecognized net (gain) loss	—
Net periodic postretirement benefit cost	$1.2
Additional costs due to restructure
Curtailment	—
Special termination benefits	0.2
Total cost for 2003	$1.4

We incurred additional costs of $0.2 million in 2003 for certain extra benefits paid to terminated or retired employees. We expect to contribute $1.6 million to our retiree medical plan in 2004.

We amortize the prior service cost using a straight-line method over the average remaining years of service to full eligibility for benefits of the active retiree-medical plan participants.

Weighted-average assumptions as of December 31, 2003
Discount rate used to determine benefit costs	6.75%
Discount rate used to determine benefit obligation	6.00%
Expected long-term rate of return on assets	5.00%

There is no trend rate assumption required for this plan, because all liabilities are related to a fixed-dollar subsidy, and are not related to medical claims. Therefore, any change in future medical inflation trends or assumptions will have no effect on the liabilities of this plan.

The plan’s assets are invested 100% in short-term interest-bearing cash accounts. Historical markets are studied and long-term historical relationships between equities and fixed-income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

12. Income Taxes

Components of our earnings before income taxes are as follows:

(In millions)	Year Ended 1/2/04	Year Ended 12/27/02	Year Ended 12/28/01
Domestic source	$(250.8)	$(330.2)	$(263.5)
Foreign source	6.1	2.4	18.7
Total	$(244.7)	$(327.8)	$(244.8)

The provision for income tax expense (benefit) consisted of the following:

(In millions)	Year Ended 1/2/04	Year Ended 12/27/02	Year Ended 12/28/01
Current:
Federal	$(5.7)	$(132.3)	$3.9
State	0.4	(1.4)	(1.8)
Foreign	17.1	26.2	33.6
	11.8	(107.5)	35.7

Deferred:
Federal	—	89.1	(95.1)
State and foreign	(14.9)	3.7	(3.4)
	(14.9)	92.8	(98.5)
Total income tax benefit	$(3.1)	$(14.7)	$(62.8)

Federal income taxes at the statutory rate are reconciled with our income tax provision as follows:

(In percentages)	Year Ended 1/2/04	Year Ended 12/27/02	Year Ended 12/28/01
Statutory U.S. income tax (benefit) rate	(35.0)%	(35.0)%	(35.0)%
State income tax, net of federal benefits	1.4	1.7	(2.4)
Research and development credit	—	(0.7)	(5.1)
Foreign earnings taxed at different rates	0.4	9.0	15.2
Loss on investment in securities	(2.5)	—	—
Benefit attributable to foreign sales corporation	—	—	(0.8)
Loss on investment in subsidiary	0.6	(5.1)	—
Valuation allowance on net deferred tax assets	30.8	25.4	—
Settlement of prior-year tax matters	2.8	—	—
Other – net	0.2	0.2	2.5
Effective income tax benefit rate	(1.3)%	(4.5)%	(25.6)%

Deferred tax assets (liabilities) for 2003 and 2002 consisted of the following:

(In millions)	Balance at 1/2/04	Balance at 12/27/02
Deferred tax assets
NOL and tax credit carryforwards	$201.6	$57.0
Inventory reserves	22.2	24.5
Accrued liabilities	11.6	15.1
Deferred compensation plan	7.9	7.6
Deferred employee benefit expenses	5.0	5.7
Fixed assets and depreciation	10.4	0.5
Restructuring accruals	36.2	44.3
Other	5.8	18.2
Gross deferred tax assets	$300.7	$172.9

Deferred tax liabilities
Amortizable intangibles	$(25.3)	$(17.9)
Unrealized gain on marketable securities	(1.0)	(3.6)
Other	(0.7)	—
Gross deferred tax liabilities	(27.0)	(21.5)
Valuation allowance	(257.4)	(152.5)
Net deferred tax asset/(liability)	$16.3	$(1.1)

The net deferred income tax asset increased from a liability of $1.1 million at December 27, 2002, to an asset of $16.3 million at January 2, 2004. The $17.4 million change in the net deferred tax balance is primarily attributable to net operating losses in foreign jurisdictions.

Deferred Tax Valuation Allowance

SFAS No. 109, Accounting for Income Taxes, requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Prior to December 27, 2002, we established valuation allowances only for future tax benefits from certain state net operating losses, credits with relatively short carryforward periods, and certain foreign net operating losses. At December 27, 2002, we determined it appropriate to establish a full valuation allowance against our remaining U.S. deferred tax assets. For the year ended January 2, 2004, we continued to maintain a full valuation allowance on our U.S. deferred tax assets. Until an appropriate level of profitability is attained, we expect to continue to record a full valuation allowance on future U.S. and certain non-U.S. tax benefits.

Summary of Carryforwards

We have carryforward U.S. federal and state net operating losses and research and development credits. The value of these assets increased from $37.7 million as of December 27, 2002, to $174.4 million as of January 2, 2004. Of this increase, $47.4 million was attributable to the 2003 acquisition of Vivace Networks, Inc., and $89.3 million was related to 2003 federal and state net operating loss carryforwards and research and development tax credits. The state net operating loss carryforwards and credits will expire at various dates between 2004 and 2023, a majority of which will expire between 2012 and 2023. The federal net operating loss and research and development tax credit carryforwards will expire at various dates between 2020 and 2023.

We have net operating loss carryforwards relating to certain non-U.S. subsidiaries for which a full valuation allowance has been previously established. The value of these assets was $9.4 million at January 2, 2004, compared with $19.3 million at December 27, 2002. We also have net operating losses relating to other non-U.S. subsidiaries for which deferred tax assets exist which are not reduced by a valuation allowance. The value of these assets was $11.8 million at January 2, 2004, compared with zero at December 27, 2002. The non-U.S. net operating loss carryforwards will expire at various dates between 2004 and 2013.

In general, the reversal of a valuation allowance results in an income tax benefit. However, at January 2, 2004, $65.8 million of the valuation allowance is attributable to deferred tax assets that if realized, will first reduce goodwill, other intangible assets of acquired subsidiaries, and then income tax expense.

Investment in Foreign Operations

Deferred U.S. income taxes and foreign withholding taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be permanently invested in those operations. The undistributed cumulative earnings of foreign subsidiaries that are considered permanently invested were $720.5 million at January 2, 2004.

Audits

We are subject to tax examinations and potential assessments in various jurisdictions. Currently, the Internal Revenue Service is examining our federal income tax returns for 1998 through 2000. We do not expect the outcome of these examinations to have a material effect on our consolidated results of operations, consolidated financial position, or cash flow.

13. Product Group and Geographical Information

We manage our business in one operating segment. Consolidated net sales by current product group designations are as follows:

(In millions)	2003	2002	2001
Optical Networking	$419.4	$579.1	$1,202.8
Next-Gen SDH and Managed Access Systems	276.3	287.2	395.6
Other Products	134.4	271.5	262.1
Services	150.3	179.2	339.2
Total	$980.4	$1,317.0	$2,199.7

During 2003, revenues from a single customer accounted for 21.3% of consolidated net sales. During 2002, revenues from a single customer accounted for 17.4% of consolidated net sales, and a second customer accounted for 11.2% of consolidated net sales. In 2001, revenues from a single customer accounted for 18.4% of consolidated net sales, and a second customer accounted for 10.1% of consolidated net sales.

Consolidated net sales by country, based on the location of the customers, are as follows:

(In millions)	2003	2002	2001
United States	$588.8	$904.3	$1,679.2
Other geographic areas	391.6	412.7	520.5
Total	$980.4	$1,317.0	$2,199.7

Long-lived assets by country are as follows:

(In millions)	2003	2002
United States	$921.3	$922.0
Finland	119.4	99.0
Denmark	51.2	45.1
Other geographic areas	16.9	23.1
Total	$1,108.8	$1,089.2

14. Commitments

We have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancelable and expire on various dates through 2012. As of January 2, 2004, future minimum lease commitments under non-cancelable leases are as follows:

(In millions)
2004	$11.9
2005	7.2
2006	5.4
2007	3.5
2008	3.1
2009 and thereafter	9.8
Total minimum lease payments	$40.9

Rental expense for the years ended January 2, 2004, December 27, 2002, and December 28, 2001, was approximately $15.0 million, $16.5 million and $26.5 million, respectively.

15. Earnings Per Share

The following chart sets forth the computation of loss per share:

(In millions, except per-share data)	2003	2002	2001
Numerator:
Net loss	$(241.6)	$(313.1)	$(182.0)
Denominator:
Denominator for basic loss per share – weighted-average shares outstanding	413.1	411.4	409.6
Effect of dilutive securities:
Employee stock options and awards	—	—	—
Denominator for diluted loss per share – adjusted weighted-average shares outstanding and assumed conversions	413.1	411.4	409.6
Loss per share, basic and diluted	$(0.58)	$(0.76)	$(0.44)

Under GAAP, dilutive securities are not included in the computation of diluted earnings per share when a company is in a net loss position.

16. Quarterly Financial Data (unaudited)

Selected quarterly financial data for 2003 and 2002 are as follows:

(In millions, except per-share data)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Total
2003
Net sales	$222.5		$234.1		$244.5		$279.3		$980.4
Gross profit	$93.5		$44.5		$93.2		$122.8		$354.0
Net loss	$(42.9)		$(110.7	)(1)	$(64.8	)(2)	$(23.2	)(3)	$(241.6)
Loss per share*	$(0.10)		$(0.27	)(1)	$(0.16	)(2)	$(0.06	)(3)	$(0.58)

2002
Net sales	$371.5		$344.6		$288.1		$312.8		$1,317.0
Gross profit	$175.0		$49.4		$119.0		$143.1		$486.5
Net earnings (loss)	$5.3	(4)	$(142.8	)(5)	$(91.1	)(6)	$(84.5	)(7)	$(313.1)
Earnings (loss) per share*	$0.01	(4)	$(0.35	)(5)	$(0.22	)(6)	$(0.21	)(7)	$(0.76)

*                 The per share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly per share amounts do not necessarily equal the per share amounts for the year.

(1)          Net loss and loss per share include $80.4 million pre-tax restructuring and other charges.

(2)          Net loss and loss per share include $47.9 million pre-tax restructuring and other charges.

(3)          Net loss and loss per share include $44.3 million pre-tax restructuring and other charges.

(4)          Net earnings and earnings per share include $5.4 million pre-tax acquired in-process research and development costs.

(5)          Net loss and loss per share include $219.1 million pre-tax restructuring and other charges.

(6)          Net loss and loss per share include $68.0 million pre-tax restructuring and other charges and a $29.6 million pre-tax loss for the impairment of certain equity investments.

(7)          Net loss and loss per share include $18.5 million reversal of pre-tax restructuring and other charges and a $87.7 million deferred tax valuation allowance.

11-Year Summary of Selected Financial Data (Unaudited)

(In millions, except per-share, employee and stockholder data)	2003(4)	2002(5)	2001(6)	2000
Statement of Earnings Data
Net sales	$980.4	$1,317.0	$2,199.7	$3,387.4
Gross profit	$354.0	$486.5	$763.2	$1,835.4
Operating profit (loss)	$(264.5)	$(329.7)	$(279.4)	$995.0
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$(244.7)	$(327.8)	$(244.8)	$1,109.4
Earnings (loss) before cumulative effect of change in accounting principle	$(241.6)	$(313.1)	$(182.0)	$760.0
Net earnings (loss)	$(241.6)	$(313.1)	$(182.0)	$730.8
Earnings (loss) per share before cumulative effect of change in accounting principle, assuming dilution(1)	$(0.58)	$(0.76)	$(0.44)	$1.82
Earnings (loss) per share, assuming dilution(1)	$(0.58)	$(0.76)	$(0.44)	$1.75
Average number of common shares outstanding, assuming dilution(1)	413.1	411.4	409.6	418.4
Balance Sheet Data
Total assets	$2,607.5	$2,705.7	$2,865.8	$3,073.1
Total liabilities	$388.1	$415.4	$400.2	$445.5
Stockholders’ equity	$2,219.3	$2,290.3	$2,465.6	$2,627.6
Other Information
Net cash provided by operating activities	$149.9	$177.8	$419.3	$426.1
Working capital	$1,291.1	$1,359.2	$1,625.1	$1,910.0
Long-term debt	$—	$—	$3.4	$2.9
Research and development expenditures(2)	$286.1	$340.6	$422.7	$412.4
Return on invested capital	-16.7%	-14.6%	-12.5%	51.8%
Return on equity	-10.7%	-13.2%	-7.1%	31.3%
Stock price at year-end	$8.36	$7.43	$15.79	$56.50
Price/earnings ratio	N/M	N/M	N/M	32.3
Number of employees at year-end	3,515	4,828	7,334	8,643
Number of stockholders(3)	6,659	6,397	5,845	5,367

(1)          Restated to reflect two-for-one stock splits in 1999, 1996, 1995 and 1994, and a three-for-two stock split in 1993.

(2)          1996 research and development expenditures do not include acquired in-process research and development costs of $74.7 million.

(3)          Represents the number of stockholders at the record date for the Company’s annual meeting of stockholders.

(4)          Includes restructuring and other charges of $172.6 million ($161.4 million, after-tax, or $0.39 per diluted share).

(5)          Includes restructuring and other charges, acquired in-process research and development costs and investment write-downs, of $303.7 million ($296.6 million, after-tax, or $0.72 per diluted share).

(6)          Includes restructuring and other charges of $448.6 million ($321.6 million, after-tax, or $0.79 per diluted share).

(7)          Not restated for pooling-of-interests merger with SALIX Technologies, Inc., as such amounts are not significant.

(8)          Not restated for pooling-of-interests mergers with SALIX Technologies, Inc., NetCore Systems, Inc., and Coherent Communication Systems Corporation as such amounts are not significant.

(In millions, except per-share, employee and stockholder data)	1999	1998	1997	1996	1995	1994(7)	1993(8)
Statement of Earnings Data
Net sales	$2,322.4	$1,706.1	$1,280.9	$925.4	$680.5	$524.7	$320.5
Gross profit	$1,382.3	$1,000.0	$761.3	$533.4	$376.2	$280.8	$164.3
Operating profit (loss)	$731.8	$484.4	$379.8	$183.6	$168.8	$106.0	$32.0
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$802.1	$577.7	$417.2	$190.3	$175.6	$104.2	$35.8
Earnings (loss) before cumulative effect of change in accounting principle	$549.7	$391.5	$275.5	$127.6	$123.3	$76.2	$30.5
Net earnings (loss)	$549.7	$391.5	$275.5	$127.6	$123.3	$76.2	$32.0
Earnings (loss) per share before cumulative effect of change in accounting principle, assuming dilution(1)	$1.32	$0.96	$0.69	$0.32	$0.32	$0.20	$0.09
Earnings (loss) per share, assuming dilution(1)	$1.32	$0.96	$0.69	$0.32	$0.32	$0.20	$0.09
Average number of common shares outstanding, assuming dilution(1)	417.0	408.9	401.1	393.1	387.6	362.7	353.9
Balance Sheet Data
Total assets	$2,354.6	$1,651.9	$1,250.1	$786.8	$581.0	$407.4	$328.8
Total liabilities	$307.1	$247.4	$257.9	$158.2	$127.1	$104.2	$121.8
Stockholders’ equity	$2,047.5	$1,404.5	$992.2	$628.6	$453.9	$303.2	$207.0
Other Information
Net cash provided by operating activities	$452.2	$239.3	$219.1	$185.5	$103.0	$114.7	$16.6
Working capital	$1,511.4	$1,054.9	$685.0	$374.7	$283.9	$148.0	$64.3
Long-term debt	$9.4	$3.3	$3.1	$2.9	$3.9	$4.9	$2.9
Research and development expenditures(2)	$311.0	$224.1	$171.9	$113.7	$86.5	$68.7	$51.0
Return on invested capital	55.3%	57.4%	57.3%	51.6%	46.6%	41.0%	19.8%
Return on equity	31.8%	32.7%	34.0%	23.6%	32.6%	29.9%	17.1%
Stock price at year-end	$64.19	$34.28	$27.38	$19.75	$9.25	$6.97	$2.89
Price/earnings ratio	48.6	35.7	39.7	61.7	28.9	34.9	32.1
Number of employees at year-end	7,068	5,073	4,394	3,418	2,814	2,565	2,370
Number of stockholders(3)	5,504	4,371	3,725	3,035	2,685	1,832	1,685

Tellabs Solutions and Applications

Products	Examples of Customers	Markets	Business Benefits	Partners	Competitors

Digital Cross-Connect
Tellabs® 5320 and Tellabs®5500 digital cross-connects	BellSouth, Nextel, Sprint, U.S. Cellular, Verizon	NA	Evolves a network for lower operating and capital costs and quick revenue generation through simple, automated service provisioning	Walker and Associates, Inc.	Alcatel, Lucent

Transport Switching and Optical Transport
Tellabs® 5500 NGX transport switch	Frontier, ITXC, Verizon	NA	Integrates digital cross-connect, transport and data technology into one cost-effective platform for a seamless next-generation migration		Alcatel

Tellabs® 6300 managed transport system	China Unicom, Embratel, Fastlink, Metronet, NII Holdings, Inc., Saudi Telecom Company, Sonofon, Telekom Malaysia, Telenor, Telkom SA Ltd., Vodacom (Pty) Ltd.	EMEA LAC APAC	Carrier-class system that integrates next-generation Ethernet, SDH and DWDM elements to easily manage the edge and core of the network	Ericsson, Fibcom, Grintek, Motorola, Nokia, STEC	Alcatel, ECI, Huawei, Lucent, Marconi, Nortel, Siemens, ZTE

Tellabs® 6500 transport switch	Sprint, Verizon	NA	Broadband cross-connect platform that eliminates the need for separate overlay networks, reducing costs and floor space		Alcatel, Ciena, Lucent, Nortel

Tellabs® 7100 optical transport system	BellSouth, DTAC, ITXC, Sprint	NA EMEA LAC APAC	Simple, cost-effective transport for high-bandwidth services using Coarse and Dense Wavelength Division Multiplexing technology		Alcatel, Ciena, Lucent, Nortel

Tellabs® 7120 NGX advanced transport node	ATX Communications, Centennial PR, Frontier, ITXC, Metro PCS	NA	Reduces capital and operational costs as the smallest, lowest cost next-generation add/drop multiplexer with Ethernet data capabilities	White Rock Networks	Alcatel, Cisco, Fujitsu, Lucent, Nortel

Managed Access
Tellabs® 8100 managed access system

Embratel, Fastlink, Lebanese Ministry of Telecommunications, NII Holdings, Inc., Orascom Telecom Algeria, Orascom Telecom Tunisia, Saudi Telecom Company, Telekom Austria AG, Telekom Malaysia, TeliaSonera, Telkom SA Limited, Telmex, Vodacom (Pty) Ltd., Vodacom South Africa

		EMEA LAC APAC	Transports business services and mobile traffic through a central management system and provides up to 70% savings through network automation	Ericsson, Grintek, Nokia	Alcatel, Cisco, Lucent, Marconi

NA = North America

EMEA = Europe, Middle East and Africa

LAC = Latin America and the Caribbean

APAC = Asia Pacific

Products	Examples of Customers	Markets	Business Benefits	Partners	Competitors

Data Networking
Tellabs® 8600 managed edge system	System generally available in mid-2004	EMEA LAC APAC	New IP/MPLS-based system designed for environments with stringent requirements for network availability and operational efficiency		Alcatel, Ciena, Cisco, Juniper, Lucent, Nortel
Tellabs® 8800 intelligent multi-service routers	MCI, NTT Communications	NA EMEA LAC APAC	Integrates transport, switching and routing capabilities to cost-effectively migrate Frame Relay, ATM data and Ethernet networks to new profitable IP/MPLS services		Alcatel, Ciena, Cisco, Juniper, Lucent, Nortel

Cable/MSO Networks
Tellabs® 2300 telephony distribution system	Liwest Kabelmedien, RCN, Telesystem Tirol	NA EMEA LAC APAC	Integrates delivery of video, voice and data services over a hybrid-fiber coax (cable) network		ADC, Arris

Voice-Quality Enhancement
Tellabs® 3000 voice-quality enhancement systems	Fastlink, Nextel, Orange Slovensko, a.s., SingTel, Telmex, Telstra, T-Mobile (U.S. and Germany), Vodafone Omnitel, Zhejiang UNICOM	NA EMEA LAC APAC	Echo and voice quality control, helping digital wireless and long-distance service providers improve network customer services, call quality and VoIP performance		Ditech, NMS

Tellabs Services
Deployment Services, Professional Services, Support Services Training	Embratel, Nextel, NII Holdings, Inc., Sprint, TeliaSonera, Telmex, Verizon	NA EMEA LAC APAC	Reduces costs, mitigates risks, optimizes network investments, and helps carriers generate revenue quickly and efficiently		Alcatel, Lucent, ADC, Cisco, Juniper, Fujitsu, Nortel

Information for Our Investors

Ownership Structure and Investor Rights

Stockholder class and voting rights: All Tellabs stockholders are entitled to one vote for each share held. Only stockholders of record as of Feb. 23, 2004, the record date for the annual meeting determined by the board of directors, are entitled to receive notice of, to attend and to vote at the annual meeting.

Votes cast in person or by proxy at the annual meeting of stockholders will be tabulated by the inspectors of election appointed for the meeting who determine whether a quorum, a majority of the shares entitled to be voted, is present.

Stockholders owning more than 5% of the company:

AXA Group

Barclays Global Investors

Michael J. Birck

Stockholder Logistics

If you have a question for the board of directors, would like to make a stockholder proposal or nominate a director for the board, contact Jim Sheehan, Tellabs general counsel, executive vice president and secretary at +1.630.798.8800.

For inclusion in the Company’s proxy statement for the Tellabs 2005 Annual Meeting of Stockholders, proposals of stockholders must be received by Jim Sheehan, Secretary of the Company, no later than November 20, 2004.

To nominate one or more directors for consideration at the 2005 annual meeting, a stockholder must provide notice of the intent to make such nomination(s) by personal delivery or by mail to the Secretary of the Company, no later than November 20, 2004. The Company’s bylaws set specific requirements that such written notice must satisfy. Copies of those requirements will be sent to any stockholder upon written request.

Code of ethics, certificate of incorporation and bylaws

Tellabs adopted a code of ethics applicable to its officers, directors and employees. Tellabs’ Integrity Policy, certificate of incorporation and bylaws are available online at tellabs.com/investors.

Important dates for stockholders to know:

(Dates subject to change)

First Quarter 2004
Record Date	Monday, February 23
Earnings Call	Tuesday, April 20 (7:30 a.m. Central time)
Annual Meeting	Thursday, April 22

Second Quarter 2004
Earnings Call	Wednesday, July 21 (7:30 a.m. Central time)

Third Quarter 2004
Earnings Call	Thursday, October 21 (7:30 a.m. Central time)

We’re here to help you

You can contact Tom Scottino in our Investor Relations Department at +1.630.798.3602. You can also get additional investor information online at tellabs.com/investors.

Transfer Agent

Computershare Investor Services serves as the stock transfer agent for Tellabs. If you need to transfer stock, change ownership, report lost or stolen certificates, or change your address, please contact Computershare Investor Services at +1.312.360.5389.

Requests for information

Additional information is available without charge. For additional copies of annual reports, 10-Ks, 10-Qs or other financial information, please contact:

Secretary

Tellabs, Inc.

One Tellabs Center

1415 West Diehl Road

Naperville, IL 60563

U.S.A.

Or visit: sec.gov

Stock trading information

Tellabs stock is traded in the United States, listed on the Nasdaq Stock Market under the symbol TLAB. It appears in most daily newspaper stock tables as Tellabs. Tellabs is a component of the Nasdaq 100 Index and the Standard & Poor’s 500 Index.

Annual Meeting

The 2004 Annual Meeting of Stockholders will be held at 2 p.m. Central time on Thursday, April 22, 2004, at:

The Signature Room at

Seven Bridges

6440 Double Eagle Drive

Woodridge, IL 60517

U.S.A.

Doors will open at 1 p.m.

Internet users can hear a simultaneous live webcast of the annual meeting at tellabs.com.

Electronic voting

As an added convenience, stockholders can vote their proxy by mail or via the Internet at proxyvote.com.

Independent auditors

Ernst & Young LLP,

Chicago, IL U.S.A.

The Tellabs Foundation

The Tellabs Foundation supports nonprofit organizations in the priority areas of education, environment and health. For an annual report on corporate and foundation community activities, contact Meredith Hilt at meredith.hilt@tellabs.com.

Trademarks

All trademarked or registered trademark product names used herein are the property of Tellabs or one of its affiliates in the United States and/or in other countries. All other product or company names used herein may be the property of their respective companies.

Worldwide locations

Please visit the “Contact Us” section on tellabs.com for the most up-to-date, complete information on Tellabs’ global presence.

For information:

In Asia Pacific

Phone: +65.6336.7611

Fax: +65.6336.7622

In Europe, Middle East and Africa

Phone: +44.870.238.4700

Fax: +44.870.238.4851

In Latin America and the Caribbean

Phone: +1.954.839.2800

Fax: +1.954.839.2828

In North America

Phone: +1.630.798.8800

Fax: +1.630.798.2000

How to reach us

One Tellabs Center

1415 West Diehl Road

Naperville, IL 60563 U.S.A.

Phone: +1.630.798.8800

Fax: +1.630.798.2000

tellabs.com

Report printed entirely on recycled paper. This annual report costs $1.60 per copy, or less than half the industry average of $3.73 per copy. ©2004 Tellabs, Inc. All rights reserved. Printed in U.S.A.

Common Stock Market Data

	2003		2002
	High	Low	High	Low
First Quarter	9.730	5.070	17.470	10.100
Second Quarter	8.740	5.260	10.650	5.540
Third Quarter	8.280	5.850	7.640	4.000
Fourth Quarter	8.800	6.770	10.110	4.150

Glossary of Technical Terms

Access — The process and systems by which users or devices interact with a communications network.

Asynchronous Transfer Mode (ATM) — High speed transmission technology. A high-bandwidth, low-delay, packet-like switching and multiplexing technique.

Backbone — The main high capacity paths within a communications network.

Bandwidth — The width or carrying capacity of a communications channel.

Broadband — A high-bandwidth fiber optic, coaxial or hybrid line with more capacity than a standard voice-grade phone line, capable of carrying numerous voice, data and video channels simultaneously.

Carrier-class — Equipment that’s designed for the telecom service providers, meeting their needs for reliability and ease of migration to new technologies.

Connectivity — Network capability that enables different devices to communicate with each other.

Data — Network traffic other than voice.

Dense wavelength division multiplexing (DWDM) — Technology that splits single optical signals on fiber optic cables into several independent wavelengths, or colors, thus expanding the carrying capacity of fiber optic networks.

Digital — An alternative to traditional analog communications, digital systems transport information in the binary 1s and 0s format, like computer code, to improve clarity and quality.

Digital cross-connect — A specialized high-speed data channel switch, which connects transmission paths based on network needs (rather than call by call). Digital cross-connects manage and route network traffic, and combine, consolidate and segregate signals to maximize efficiency.

End office/Local exchange — The switching facility closest to the end-user.

Ethernet — A data network standard that connects computers, printers, workstations, terminals and servers within the same building, campus or metropolitan area.

Ethernet-over-SDH/Ethernet-over-SONET — Industry standards that enable Ethernet data traffic to be mapped to SDH or SONET networks.

Fiber optic cable — High-capacity cable that uses laser light traveling along a glass fiber to transmit communications signals.

Frame relay — Data-oriented switching interface standard that transmits bursts of data over wide area networks (WANs).

Gigabit Ethernet — A high-speed, standardized data format used to implement wide area data networks.

Internet — The world’s largest decentralized network of computers and network servers.

Intranet — A private computer network based on Internet protocols.

Internet protocol (IP) — Common name given to a set of protocols developed to allow cooperating computers to share information across a network.

Layer 2 — The switching or data link portion of the network.

Mobile — Refers to networks that use radio rather than cables.

Multi-Protocol Label Switching (MPLS) — A packet switching standard that enables multiple traffic types within a data stream to be given levels of priority, implementing quality of service.

Multiservice — The capability of simultaneously transporting a variety of communications services (e.g., ATM, Ethernet or IP).

Network — A system of equipment and connections for the transmission of signals that carry voice, data and/or video. Networks can be local, such as those maintained by providers of local long distance, cable, or wireless telephone services, or long-distance, such as those maintained by providers of connections and transport between local networks.

Next Generation — Describes emerging technologies.

Optical transmission — A technology that transmits signals as light over fiber optic cable.

Quality of Service — The ability to ensure integrity of traffic moving across a network, especially important for real-time transmissions.

SDH (synchronous digital hierarchy) — Transport format for transmitting high-speed digital information over fiber optic facilities outside of North America, comparable to SONET.

SONET (synchronous optical network) — Transport format for sending high-speed digital signals through fiber optics in North America, comparable to SDH.

Switch — A device that establishes and routes communications paths.

Transport — The process of moving voice, data or video across communications networks.

Virtual concatenation — Technology that combines SONET or SDH channels to transport data more efficiently and optimize networks.

Virtual Private Network (VPN) — An connection that enables businesses to securely transmit their own voice, data and/or video traffic over a public network (e.g., owned by a phone company or Internet provider) at a lower cost than a dedicated private network.

Voice-over-Internet Protocol (VoIP) — A category of hardware and software that enables people to transmit voice traffic over the Internet.

Voice-quality enhancement — A technique that isolates and filters out unwanted signals and sounds such as echo and background noise.

Wireline — Refers to networks that use cables rather than radio.

Wireless — Refers to networks that use radio rather than cables.

On the back cover: Soon Yee Ming and Bryan Tan from Tellabs Asia Pacific Region discuss data strategy with Liyan Wang from Tellabs San Jose.