Form 10-K, Exhibit 13
period 2004-12-31
TELLABS INC
filed 2005-03-15
CIK 317771

Exhibit 13

tellabs 2004 Annual Report

What’s next?

Tellabs Profile

We deliver technology that transforms the way the world communicates™ . Tellabs experts design, develop, deploy and support wireless and wireline network solutions. Our comprehensive broadband portfolio enables carriers in more than 100 countries to succeed in the new competitive environment. Tellabs (NASDAQ: TLAB) is part of the NASDAQ-100 Index. www.tellabs.com.

Contents

2	Letter to Stockholders from President and CEO Krish Prabhu

3	Financial Highlights

Our financial position is among the industry’s strongest.

6	Questions for Krish Prabhu

President and Chief Executive Officer Krish Prabhu answers investors’ frequently asked questions.

8	What’s Next at Home, at Work and on the Go

Our leading-edge solutions help service providers deliver what’s next.

14	Tellabs Solutions and Applications

16	Management’s Discussion and Analysis

26	Reports of Management & Independent Registered Public Accounting Firm

28	Consolidated Financial Statements

32	Notes to Consolidated Financial Statements

50	11-Year Summary of Selected Financial Data

52	Board of Directors

54	Officers

55	Glossary

56	Investor Information

Cover: Andrew Langille and his classmates discover what’s next in online learning through Tellabs data solutions.

Right: Tellabs solutions help Martin Mendez, Ivan Fassione, Mariano Perez y Perez, Gonzalo Yazalde and Ariel Pietrocola of Pronto Esporte Clube stay in touch while their soccer team is on the road.

160
140
120
100
80
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
Communications
Health
Education
Water, electricity and gas
Recreation and culture
Transport
Restaurants and hotels
Alcohol, tobacco and narcotics
Household equipment
Food
Clothing and footwear

TELLABS 2004 ANNUAL REPORT / 1

People are communicating in ways never before imagined. Tellabs grows with demand for what’s next.
Over 12 years household spending on communications has increased faster than any other spending category.
(Source Most recent available from OECD, the Organisation for Economic Co-operation and Development Worldwide data from Japan, United States, United Kingdom, and 22 other contries.
TELLABS 2004 ANNUAL REPORT / 1

2004 marked a turning point for telecom and Tellabs.

Dear Stockholders, Customers and Employees,

     In 2004, for the first time, people spent more money on mobile phone service than on conventional phone service. For the first time, most U.S. homes connected to the Internet at broadband speeds. And for the first time since 2000, our customers, the world’s leading providers of telecom services, spent more than they did the previous year.

     Worldwide demand for telecom services, especially mobile and broadband, continues to grow. One out of every four persons — double the number in 2000 — now uses a mobile phone. Telecom service providers are refocusing their capital spending to build next-generation networks. Their efforts are focused on enhancing mobile service, offering higher bandwidth in the “last mile” access network, and providing multiple services on a single network. Tellabs is well-positioned to grow in these three areas as the industry’s cycle of network upgrades unfolds.

     In January 2005, Tellabs marked its 30th anniversary. We enjoy long-standing relationships with our customers, who have deployed billions of dollars worth of Tellabs equipment. We have helped telecom service providers navigate through industry transitions from analog to digital, copper to fiber, wireline to wireless, and circuits to packets. Today, we stand ready to deliver what’s next.

Financial Highlights
Tellabs fiscal years ended December 31, 2004, and January 2, 2004.

(In millions, except per-share and employee data)	2004	2003	Change

Revenue	$1,232	$980	26%
Gross profit	$657	$354	86%
Operating loss	$(32)	$(265)	88%
Loss before income taxes	$(10)	$(245)	96%
Net loss	$(30)	$(242)	88%
Loss per share	$(0.07)	$(0.58)	88%
Total cash, cash equivalents and marketable securities	$1,116	$1,123	-1%
Total assets	$3,523	$2,608	35%
Total liabilities	$726	$389	87%
Stockholders’ equity	$2,797	$2,219	26%
Net cash provided by operating activities	$215	$150	43%
Working capital	$1,295	$1,291	< 1%
Research and development expense	$250	$286	-13%
Return on average equity	-1.2%	-10.7%	89%
Weighted average shares outstanding	420	413	2%
Number of employees at year-end	4,125	3,515	17%

Tellabs’ 2004 results reflected a healthier telecom industry.

     After three years of declining sales, our revenue grew in 2004 by 20% to $1.2 billion (excluding revenue from acquisitions; discussed later). We grew faster than the market by executing well on our strategy to energize our core transport business. We helped our customers introduce tomorrow’s capabilities into today’s networks. For example, we introduced new features to help locate mobile callers during emergencies. In 2004, Tellabs achieved its best-ever sales to mobile service providers, who represented a third of our total revenue.

     It was not a perfect year, though. We had our share of problems as we outsourced manufacturing of international products. The results were orders we could not fill and late deliveries to customers. We have taken forceful action to remedy this problem, and we expect on-time delivery to improve in the first half of 2005.

Profound industry change is under way. That spells opportunity.

     The market for telecom services is a fierce battleground among telephone and cable TV companies. Over the next 10 years, these companies will merge disparate voice, data and video networks into a single, integrated network. These new multiservice networks will deliver a complete, competitive menu

TELLABS 2004 ANNUAL REPORT / 3

of services that includes movies on demand, interactive gaming, high-speed Internet access, VoIP (Voice over Internet Protocol) and more.

     Delivering such services will require much more bandwidth than is currently available in the access portion of the network, which directly connects to homes and businesses. Telecom service providers are spending more and more on building fiber access systems to reach neighborhoods and homes. Analysts project that by 2009, the number of U.S. homes with access to fiber will grow tenfold to 24 million.

Fiber access is a golden opportunity for Tellabs’ strategy to expand into adjacent markets.

     In November, Tellabs acquired the U.S. leader in fiber access, Advanced Fibre Communications (AFC). This acquisition strengthens Tellabs’ position as a strategic supplier to our largest customers, such as Verizon and BellSouth. AFC brings us a portfolio of Fiber to the Home (FTTH) and Fiber to the Curb (FTTC) equipment that we market as Tellabs FiberDirectSM solutions. Since fiber-access systems reside next to Tellabs transport equipment in networks, we have a unique opportunity to design and deliver end-to-end access and transport solutions that are easier to operate than current systems.

     At $1.6 billion, AFC is Tellabs’ largest acquisition to date. In 2005, our primary focus will be to successfully integrate the people and operations of AFC into Tellabs. While we will continue to control Tellabs’ overall operating expenses in 2005, we are shifting more of our R&D resources towards the high-growth fiber access segment. In December we also acquired an Optical Networking Terminal (ONT) company, Vinci Systems. This action brings to Tellabs a next-generation device that connects fiber to homes more cost-effectively.

     The AFC and Vinci acquisitions generated certain one-time costs that caused Tellabs to report a loss in 2004 of $30 million or 7 cents per share. While we hate to lose money in a year of rebounding revenue, this short-term pain is the best way to position Tellabs in the high-growth area of fiber access.

     We generated positive operating cash flow in 2004, ending the year with more than $1.1 billion in cash and cash equivalents, despite the cash expended in our two acquisitions. In February 2005, we announced plans to buy back up to $300 million in Tellabs shares, since we feel that the market price for Tellabs stock does not accurately reflect our long-term prospects. With our current cash position, repurchasing shares is a good way for us to enhance stockholder value. Tellabs still retains the financial resources to carry out its growth strategies.

As multiservice networks are built, the industry shift to packet technology continues.

     Running separate networks for data, voice and video is inefficient, but to combine these services cost-effectively, telecom providers are continuing to transition from circuits to packets.

     Under Tellabs’ strategy to establish a presence in data , we now offer service providers a unique transition path to multiservice networks. The Tellabs MultiservicePLuSSM solution helps service providers make this complex transition in a graceful, reliable and more cost-effective manner.

     Tellabs 2004 data revenues reflect the start-up nature of this business. We are making significant headway with customers. More than 30 telecom service providers are now testing Tellabs’ data solutions in their labs, and a dozen customers are deploy- ing the Tellabs 8800 system in networks around the world. Among our customers is the world’s largest telecom service provider, NTT Communications of Japan, which is doubling its deployment of the Tellabs 8800 system. In the United States, Broadwing is finalizing the construction of a single converged services network based on the Tellabs 8800 system. Tellabs’ data solutions are well-suited to meet the needs of our customer’s evolving networks.

     During the past year, my first at Tellabs, I met and worked with many of our employees around the world. Based on decades of industry experience, I must say that Tellabs has a hard-working, talented team of employees who are dedicated to our customers’ success. We are grateful to our employees for achieving so much in 2004.

     As industry changes unfold over the next decade, Tellabs will continue as customers’ trusted partner, working side by side to manage the complexities of evolving to next-generation networks. I am confident we have the people, the strategies and the resources to do just that. It is the best way to ensure Tellabs’ long-term growth and success.

     Sincerely

     Krish Prabhu

     President and Chief Executive Officer
     February 23, 2005

TELLABS 2004 ANNUAL REPORT / 5

Investors’ Frequently Asked Questions

Tellabs’ President and CEO Krish Prabhu answers investors’ frequently asked questions.

Q. How is your access strategy developing with the completion of the AFC acquisition?

A. We finalized the AFC acquisition on November 30, and are focused on successfully integrating the two companies to provide enhanced solutions to our customers. We also acquired Vinci Systems on December 30, which brings us a third-generation Optical Networking Terminal (ONT) that complements AFC products we now market as Tellabs FiberDirectSM solutions.

We continue to strengthen our relationships with both Verizon and BellSouth, two major North American communications service providers. We also will work to strengthen our position as the North American leader in fiber-access solutions.

Q. What is the industry doing to provide fiber access to homes?

A. Industry analysts predict that by 2009, about 24 million U.S. households will have the option of fiber access. Verizon, for whom Tellabs is the main provider of Fiber to the Home (FTTH) access solutions, plans in 2005 to extend fiber access to at least 3 million households and businesses. BellSouth, where Tellabs has an installed base of nearly 1 million lines of Fiber to the Curb (FTTC) access solutions, may pass up to 3 million households with fiber access by year-end 2005. We will continue to work with our customers to provide industry-leading fiber-access solutions and implementation services.

Q. What progress have you made on your three key strategies to energize the core business, establish a presence in data and expand into adjacent markets?

A. In 2004, we made solid progress on all three strategies.

In our core business, we enhanced our transport solutions with new features that enable our customers to deliver mobile and data services to businesses and consumers. We will continue to enhance these products with the features that operators need to provide high-quality voice services, deliver new data capabilities and handle increasing demand for network capacity. Our year-over-year revenue growth demonstrates the success of this strategy.

We gained traction in our data business. Our data solutions generated more than $17 million in 2004 revenue. Even more important for the long term, we set in motion more than 30 customer trials and have a current pipeline of more than 100 opportunities worldwide. While the decision cycle for data purchasing is long, we are confident of continuing progress during 2005.

We acted on our strategy to expand into adjacent markets through the acquisitions of AFC and Vinci Systems. Tellabs is now the U.S. leader in fiber-access solutions, which are key to enabling telecom companies to offer a competitive menu of voice, data and video services.

Q. What is your international strategy?

A. As communications services migrate from place-centric to people-centric, the worldwide market grows in importance. We are building on strong international customer relationships and a large installed base of managed access equipment in more than 100 countries. We will foster these relationships to provide a platform for growth in our new Ethernet, multiservice and next-generation wireless solutions. In the longer term, as competition heats up in international markets, we also see increasing potential for fiber-access solutions.

Q. What will drive Tellabs’ future growth?

A. Increasing demand for new, higher-speed data and video services over wireless and fixed networks will drive our growth. The trends we see at work, at home and on the go are detailed on the next few pages of this report. We are focused on providing the solutions our customers need to handle constantly changing demands on their communications networks.

TELLABS 2004 ANNUAL REPORT / 7

Through Tellabs FiberDirect[SM] solutions, Ryley Conway, Nolan Conway, Lyndsey Conway and Jessica Wolthman watch what's next in multimedia entertainment.

**Cumulative U.S. Homes Passed and Subscribers**
In thousands

FTTP subscribers
FTTP Homes Passed
25,000
20,000
15,000
10,000
5,000
0
2001
2002
2003
2004
2005
2006
2007
2008
2009

(Source: KMI Research, August 2004.)

8

Through Tellabs FiberDirectSM solutions, Ryley Conway, Nolan Conway, Lyndsey Conway and Jessica Wolthman watch what’s next in multimedia entertainment.
Analysts forecast that by 2009, 24 million U.S. households will have access to fiber, up tenfold from 2004.
Cumulative U.S. Homes Passed and Subscribers
In thousands
(Source: KMI Research, August 2004.)

What’s next at home?

     Today, you can save a trip to the music store by downloading music over the Internet. Teens play video games with their peers around the world. Employees skip the commute and work from home. So it’s no surprise that in 2004, for the first time, more than half of U.S. Internet users connected from home with broadband links such as cable modems and Digital Subscriber Line (DSL) service. Japan and Korea already have achieved even higher penetration levels of broadband to the home.

     As a result of the AFC acquisition in late 2004, Tellabs now delivers cost-effective DSL solutions, enabling telecom companies to provide service to millions of North American consumers without building new networks. Tellabs’ cable telephony solution also delivers phone service to hundreds of thousands of cable TV customers worldwide.

Tellabs FiberDirectSM solution speeds up the Internet. Hang on tight.

     What’s next? The blazing speed of a fiber-optic connection, direct to the neighborhood or to the home, will deliver a host of new entertainment choices unavailable through today’s broadband connections. Analysts estimate that by 2009, fiber access will grow tenfold to reach some 24 million households in the United States alone.

     Through the acquisition of AFC, Tellabs now is the leading provider in the U.S. market for fiber-based access. With more than a million lines connected, we have more experience deploying fiber-access networks in the U.S. than anyone else.

Tellabs MediaDirectSM solution delivers sharp pictures plus more choices.

     Tellabs MediaDirectSM solution enables telecom companies to outperform their competitors by delivering new services with high reliability and increased bandwidth. This solution delivers Internet Protocol television (IPTV) and Video on Demand (VoD), which offer razor-sharp video, HDTV (High Definition TeleVision) and a wide array of program choices. The Tellabs AdvancedVoiceSM solution delivers a new, more affordable phone service called VoIP (Voice over Internet Protocol).

     Verizon chose Tellabs as its first source for its Fiber to the Home initiative. And BellSouth uses Tellabs access solutions to connect newly built neighborhoods.

     Stay tuned. This story is just beginning.

TELLABS 2004 ANNUAL REPORT / 9

Growing demand for business data services creates opportunities for Tellabs data solutions.
Worldwide Ethernet and Legacy Data Services
In billions of dollars
(Source: Gartner — Forecast Fixed Public Network Services Worldwide 2002-2008; July 2004, Wm. L. Hahn & Alex Winogradoff.)
Tellabs data solutions enable David Utter to conduct real-time business over the Internet with confidence his critical data will reach its destination.
10

What’s next at work?

     Communication is the lifeblood of business. Worldwide revenue from business data services is growing by more than $10 billion every year. Businesses rely on communication networks for a wide variety of voice, data, video and mobile applications, including critical, real-time financial transactions.

     To meet this demand, telecom service providers must offer data services that are economical and highly reliable. Many businesses plan to switch to more affordable, faster Ethernet services. However, for critical business communication, traditional Ethernet networks often are not reliable enough.

Tellabs AssuredEthernetSM solution delivers data with guaranteed reliability.

     Tellabs’ Ethernet solutions can deliver affordable data services with the level of reliability that is required for today’s business needs. Our wide range of solutions provides telecom service providers with multiple choices for deploying high-speed services, including the ability to deliver Ethernet over SONET (Synchronous Optical NETwork), SDH (Synchronous Digital Hierarchy), fiber and DSL. In 2005, we will extend our successful international Ethernet-over-copper solutions to the United States. This solution is tailored to fit the 80% of U.S. businesses that lack fiber access.

     The Tellabs solution is unique because it delivers new Ethernet services with the traditional Quality of Service (QoS) that telecom service providers demand. Additionally, with the Tellabs solution, telecom companies even can customize individual data services for each business customer.

Tellabs MultiservicePLuSSM solution uniquely blends existing and new data services.

     As new data services emerge, business customers need to exchange data over mixed networks. Tellabs MultiservicePLuSSM solution enables businesses to share information regardless of network type. For example, a bank branch on a Frame Relay network needs to communicate with the new bank headquarters, which uses a newer Ethernet network. With Tellabs’ solution, the bank branch and headquarters can share data over their existing networks. If the bank decides to move the branch to an Ethernet network, Tellabs MultiservicePLuSSM solution enables seamless migration, which prevents service interruptions, saves time and lowers costs. With other solutions, in order for the two locations to share data, the branch would need to build a new Ethernet network, incurring service interruptions and additional costs.

     With Tellabs, telecom service providers can deploy new data services in real time, without disrupting current services. MCI uses this feature to tie Internet Service Providers (ISPs) together so they can smoothly exchange Internet traffic.

     Tellabs enhanced its position in the data market in 2003 by acquiring Vivace Networks and the Tellabs 8800 series. Today, the Tellabs 8800 series is deployed at NTT Communications, the largest telecom company in the world. This platform is gaining acceptance worldwide as the next-generation solution for delivering new Ethernet and IP services, as well as current Frame Relay and Asynchronous Transfer Mode (ATM) services on converged networks.

     TELLABS 2004 ANNUAL REPORT / 11

Sandra Woods, Kate Simpson and Reza Ayoub view what's next in wireless technology with the help of Tellabs IntegratedMobile℠ solutions.

**Services Revenue:**
**Worldwide Mobile vs. Fixed**
In billions of dollars

Mobile
Fixed
$700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
2007
2008

12

In 2004, for the first time, people spent more money on mobile than on traditional phone services worldwide.
Services Revenue:
Worldwide Mobile vs. Fixed
(Source: Gartner – Forecast Global Telecommunications Market Take 3Q04; October 2004, Wm. L. Hahn, et al.)
12

What’s next on the go?

     One-fourth of the world’s population now communicates via a mobile phone. At 1.5 billion users, the number of worldwide mobile subscribers has doubled since 2000. As mobile phones gain new capabilities, people are:

•	sending more than 400 billion Short Message Service (SMS) messages per year

•	taking digital photos and sharing them with friends and family

•	reading newspapers, novels and other texts

•	connecting to e-mail and the Internet

•	viewing video clips of televised sports and news events.

     What’s next? New applications in areas such as gaming and streaming video are on the way. And it will become more common for consumers to buy and pay for goods and services using a mobile phone.

     To support these bandwidth-hungry applications, mobile companies around the world are migrating to next-generation networks that are designed to carry data and voice. This ongoing migration will continue to fuel Tellabs’ growth in the wireless sector. The changing mix of voice, data and video traffic in multiple formats drives demand for new solutions such as the Tellabs 8600 managed edge system and the Tellabs 8800 series, which help mobile service providers meet the changing demands on their networks.

Tellabs IntegratedMobileSM solution enables mobile services around the world.

     About a third of Tellabs’ 2004 revenue came from the wireless market. In the U.S., all of the leading wireless companies use equipment such as the Tellabs 5500 digital cross-connect system in their transport networks. Many also deploy the Tellabs 3000 voice-quality enhancement series to improve sound quality, thereby increasing call length and revenue.

     In international markets, Tellabs partners with Ericsson and Nokia to transport traffic in wireless networks via the Tellabs 8100 and Tellabs 6300 systems. We also work directly with mobile companies. For example, Beijing Zhengtong Network Telecommunications chose Tellabs IntegratedMobileSM solutions as part of the wireless network for the 2008 Olympics.

In 2005, our wireless solutions will fit into a smaller space.

     Most wireless operators lease space for their network equipment, so floor space is at an absolute premium. To meet this need, in 2005 we plan to introduce a new feature package for the Tellabs 5500 system that saves space and reduces energy costs by tripling bandwidth capacity in the same space. We also are integrating our voice-quality enhancement solution to fit inside the Tellabs 5500 system, saving wireless operators even more space.

TELLABS 2004 ANNUAL REPORT / 13

Tellabs Solutions and Applications

Solutions	Benefits for Telecom Service Providers

Tellabs® AssuredEthernetSM solutions	Business demand for new Ethernet services is growing rapidly. Tellabs solutions:
enable customized services with	•	Enable simple, rapid deployment of cost-effective Ethernet services
guaranteed delivery.	•	Offer Quality of Service (QoS) guarantees in an IP/MPLS environment so providers can protect existing SLAs (Service Level Agreements)
	•	Enable providers’ success over any network type so they can leverage existing platforms and technology.

Tellabs® MultiservicePLuSSM solution enables service providers to combine	Service providers need a cost-effective way to deliver new services with the same QoS guarantees that apply to existing services. Tellabs solutions:
current ATM/FR services and new Ethernet and IP solutions on the same platform.	•	Enable new Ethernet or IP customers to communicate with existing Frame Relay or ATM customers with a unique service interworking function
	•	Offer QoS guarantees for existing Frame Relay and ATM customers over IP/MPLS networks.

Tellabs® FiberDirectSM solution is a	Tellabs FiberDirect solutions:
complete, simple and cost-effective way to deploy fiber access.	•	Enable providers to quickly and economically transition from copper-based networks to high-speed, high-capacity fiber networks
	•	Bring together the variety of products and services needed to deploy FTTx successfully
	•	Provide a comprehensive suite of advanced voice and broadband services over multiple network architectures.

Tellabs® IntegratedMobileSM solutions enable wireless operators to migrate from 2G networks to 2.5G and 3G services	In the evolving wireless market, service providers must operate more efficiently and offer new 2.5G and 3G services to stay competitive. Tellabs solutions:
without the expense of multiple technology overlays.	•	Maximize use of existing networks by integrating new capabilities on existing equipment
	•	Collapse multiple functions such as grooming and voice-quality enhancement onto a single, scalable platform with a common management system.

Tellabs® MediaDirectSM is a cost-	In today’s competitive environment, Tellabs MediaDirect helps service providers:
effective solution that enables service	•	Offer the “triple play” of voice, video and data
providers to deliver advanced voice,	•	Reduce customer churn and increase revenue
Internet, video and other entertainment services.	•	Deliver video services such as pay-per-view, Video on Demand, personal video recording, and network gaming — all packaged with voice and high-speed Internet services.

Tellabs® AdvancedVoiceSM solution enables the seamless migration of voice and high-speed data applications onto a single, packetized	Service providers face competitive pressures and increased consumer demand for faster, cheaper and more advanced services. To combat these pressures and to meet subscriber demands, Tellabs helps service providers:
network.	•	Converge voice and data traffic onto a single network
	•	Deliver voice and broadband services cost-effectively
	•	Implement converged network solutions at their own pace.

Tellabs® UniversalDSLSM provides a complete solution, delivering DSL services to every subscriber.	Growing demand for high-speed Internet access calls for a reliable, field-proven solution that efficiently delivers DSL services to every subscriber, regardless of location. With this flexible DSL solution, service providers can:
	•	Leverage their existing networks
	•	Minimize operating costs
	•	Deliver a comprehensive suite of DSL services.

Tellabs® ProfessionalServicesSM	Tellabs ProfessionalServices helps service providers address these critical business and competitive challenges:
assists our customers in the planning,	•	Increase revenues	• Reduce costs
design, integration, deployment,	•	Reduce network complexity	• Reduce time to market
support and ongoing management of Tellabs solutions.	•	Improve network resilience and reliability	• Reduce risk.

Examples of Customers	Products	Competitors

Banverket Telenat, BSNL,	Tellabs® 1000 Multi-Service Access series,	Alcatel, Cisco,
MCI, NTT Communications,	Tellabs® 5500 digital cross-connect,	Juniper Networks
Telekom Malaysia,	Tellabs® 6300 managed transport systems,
Telenor, TeliaSonera	Tellabs® 7100 optical transport system, Tellabs® 8100 managed access system, Tellabs® 8800 multi-service router series

MCI,	Tellabs® 8800 multi-service router series	Alcatel, Lucent,
PacketExchange		Nortel

BellSouth,	Tellabs® 1000 Multi-Service Access series,	Alcatel, Motorola
Pembroke Telephone,	Tellabs® 1100 Multi-Service Access series
Verizon

Beijing Zhengtong,	Tellabs® 3000 voice-quality enhancement systems,	Alcatel
China Mobile, China Unicom,	Tellabs® 5320L digital cross-connect, Tellabs 5500 system,
Ericsson, Nokia, TeliaSonera, Verizon Wireless	Tellabs 6300 systems, Tellabs 8100 system, Tellabs® 8600 managed edge system, Tellabs® 8800 multi-service router series,
Tellabs integrated voice products

BellSouth, Cap Rock Telephone Cooperative,	Tellabs® 1000 Multi-Service Access series, Tellabs® 1200 Multi-Service	Motorola
ETEX Telephone Cooperative, Project Mutual Telephone, Texas Lone Star Network, Twin Valley Telephone	Aggregation series, Tellabs 7100 system, Tellabs® 8800 multi-service router series

SBC Communications;	Tellabs® 1000 Multi-Service Access series,	Alcatel, Lucent,
Suratel, a TVCable Ecuador Company;	Tellabs® 2300 telephony distribution system,	Nortel
TeliaSonera	Tellabs 7100 system, Tellabs® 8800 multi-service router series

SBC Communications	Tellabs® 1000 Multi-Service Access series,	Alcatel, Lucent
Tellabs® 1200 Multi-Service Aggregation series,
Tellabs 8100 system

BSNL, CTI, Eschelon Telecom, Inc.,	Deployment services,	Not applicable
Global Crossing, J-COM, Movilnet,	Professional services,
Telefonica	Support services,
Training

TELLABS 2004 ANNUAL REPORT / 15

Management’s Discussion and Analysis

Introduction and Overview of Business

Tellabs designs, develops, deploys and supports products used in wireless and wireline networks in almost 100 countries. More than two-thirds of telephone calls and Internet sessions in the United States and several other countries flow through our equipment. Our product portfolio includes solutions for next-generation transport, Ethernet networks, multiservice edge, next-generation mobile, fiber-based access, advanced voice and video and DSL (Digital Subscriber Line). We are focused on three key strategies: energizing our core business, establishing a presence in data and expanding into adjacent markets.

     We generate revenue principally through the sale of hardware and software, both as stand-alone products and as elements of integrated systems, to many of the world’s largest and strongest telecommunications service providers. In addition, we generate revenue by providing installation and professional services related primarily to our own products and systems.

     Within North America we derive the majority of our revenue from transport products, principally digital cross-connect systems that manage and route network traffic and combine, consolidate and segregate signals to maximize efficiency. Demand for these products is sensitive to end-user demand for wireless services, bandwidth, industry capacity utilization and competing technologies. We also generate revenue in North America from access products. Demand for these products is driven by the local telephone companies’ plans to deliver triple-play (voice, data and video) services to residential customers as a way to compete with cable TV providers. According to industry analysts, Tellabs has a market-leading position in the U.S. bandwidth management and access markets.

     Outside North America we earn the majority of our revenue from managed access and transport systems that control the flow of voice, data and video across communications networks. Demand comes primarily from two sources: business services for voice and high-speed data and network transport services for wireless communications. Demand for these products is sensitive to end-user demand for bandwidth, industry capacity utilization and competing technologies.

     In addition, we are a leading provider of voice-quality enhancement solutions globally and one of the top three providers of cable telephony solutions worldwide.

     We also earn revenue from network construction and other professional services. Network construction revenue, which comprises more than half of our services revenue, arises primarily from sales of our transport products in North America and tends to lag product sales by approximately one fiscal quarter. As a result, it has tended to increase or decrease in similar proportion to the increase or decrease in revenue from those products. Professional services offered by the company include network deployment, traffic management, support services and training. Another major source of services revenue is support agreements related to our managed access and transport systems outside North America.

     The markets for our products have undergone dynamic change over the last few years. Beginning in 2001, carrier overcapacity, a softening economy and other factors caused our customers to significantly reduce their capital spending. The impact on Tellabs was a dramatic decline in revenue for each of the years 2001 through 2003 with year-over-year growth returning in 2004. As these changes unfolded we were faced with excess manufacturing capacity, excess inventories and a cost structure that could not be supported by our smaller revenue base. We responded by closing manufacturing facilities, reducing global head-count, consolidating office space, exiting certain product lines and instituting cost controls across the organization. We also reviewed our product portfolio and cut back or stopped development efforts on some products. In addition, at the end of 2003, we moved to outsource the majority of our remaining manufacturing operations to third-party electronics manufacturing services providers to take advantage of their greater purchasing power and other efficiencies. These actions caused us to record material charges in 2001 through 2004 for excess and obsolete inventory and excess purchase commitments, severance costs, facilities shutdown costs, including accelerated depreciation on certain manufacturing and office building and equipment due to shortened useful lives, and various contractual obligations. We also recorded charges for other impaired and surplus assets.

     Market stability began in 2003 and continued in 2004 as carriers invested in their networks at levels at or above 2003. This stability enabled us to post year-over-year revenue growth for the first time since fiscal 2000. However, change continues to be a significant factor in our markets. Growing demand for wireless services, including the new 3G services, is driving investment by both wireless and wireline carriers. This shift helps drive sales of our transport, VQE and managed access products.

     In order to achieve our targeted synergies following our acquisition of AFC, and to support achievement of our strategic and financial goals, we are currently reviewing our spending, asset utilization and product development roadmap opportunities to optimize revenue, improve asset utilization and contain spending. We expect that potential opportunities could include closing facilities, reducing our workforce and realigning research and development spending within our product portfolio. Although we have not completed these plans, it is likely that future implementation of the plans could result in restructuring and similar charges.

Acquisitions

On December 30, 2004, Tellabs acquired Vinci Systems Inc. (Vinci), a privately held developer of Optical Networking Terminals (ONTs) for Fiber to the Premise (FTTP) access systems. Under the terms of the agreement, we will pay up to $52.5 million in cash and Tellabs restricted stock related to the acquisition of Vinci. This acquisition enables us to deliver a more cost-effective fiber access solution.

     On November 30, 2004, Tellabs acquired Advanced Fibre Communications, Inc. (AFC), a leading supplier of access products for approximately $1.6 billion. Under the terms of the merger, AFC stockholders received 0.504 shares of Tellabs common stock and $12.00 in cash for each AFC share of common stock. We issued approximately 44.8 million shares of our common stock for the acquisition. We used our U.S.-based cash and cash equivalents to satisfy the cash portion of the purchase price. As a result of the transaction, historical Tellabs stockholders own approximately 90% of the combined company and historical AFC stockholders own approximately 10%. In conjunction with the acquisition, Frank Ianna, a director of AFC since February 2004 and retired president of AT&T Network Services, joined Tellabs’ board of directors. Our results of operations for the fourth quarter and full year 2004 include AFC’s results for the one-month period following the acquisition. Going forward we will report revenue from AFC’s and Vinci’s products in a new revenue category called Access. (See Note 4, Business Combinations, on page 37.)

     Our consolidated balance sheet at December 31, 2004, includes the estimated fair values of the assets and liabilities of AFC and Vinci as determined under the accounting rules for purchase acquisitions. The amounts reflect our best estimate of the fair values of the assets and liabilities at that date, which are subject to change as we complete the valuation and purchase-accounting processes.

     As a result of our merger with AFC, we became party to a multiyear agreement with Verizon Services Group (“Verizon”) to be the primary FTTP project vendor in providing the central office and premises electronics required for the delivery of telephone, data and video services to customers’ homes or business locations over fiber optic cable. Although the overall contract is expected to be profitable, gross margins are below Tellabs historical gross margins. One component, the ONT, is sold substantially below our current cost. Therefore, the associated revenue and profitability are affected by the timing and mix of components in the deployment of FTTP systems and the mix of customers. We expect to ship significantly larger volumes of ONTs in 2005 than in 2004 and that ONTs will constitute a larger percentage of our overall revenue. If that does occur, the impact would be lower overall gross margins.

     We have an active remediation program in place to address the profitability of the ONT component. Over the next year we expect product design changes, component price reductions and increased production volumes to help improve gross margins. In addition, Vinci is developing a lower-cost ONT which will help improve the overall FTTP gross margins. The other components of the FTTP systems are expected to continue to sell to customers at a profit.

     The Verizon agreement has several provisions requiring penalties for failure to meet key milestones by specified dates. Prior to its acquisition by Tellabs, AFC failed to meet certain milestones related to delivery of products or features, which triggered the penalty provisions. In total, AFC recorded $5.3 million in penalties prior to being acquired by Tellabs.

     In June 2004 Verizon informed AFC that it believed AFC’s failure to meet certain milestones and to deliver certain product features under a corrective action plan constituted a default and a breach of their agreement. Verizon has reserved all of its legal rights and remedies under the agreement, which may include termination of the agreement without the required advance notice, pursuing claims against AFC and Tellabs for costs and other damages caused by the breach, adjusting or eliminating the exclusivity clause and canceling previously placed orders. We could experience additional penalties in the future if we fail to comply with the remaining milestones. However, Verizon has not terminated the contract and continues to purchase products and services from AFC and Tellabs, including FTTP systems.

Results of Operations

For 2004, we recorded a net loss of $29.8 million ($0.07 per share) compared with a net loss of $241.6 million ($0.58 per share) in 2003 and a net loss of $313.1 million ($0.76 per share) in 2002. The year-over-year improvements were driven by higher revenue, lower restructuring and other charges, higher gross margins and lower operating expenses exclusive of restructuring and unusual charges.

TELLABS 2004 ANNUAL REPORT / 17

Revenue

In 2004 we recategorized our product offerings into four areas to better reflect our business dynamics: transport, managed access, broadband data and voice quality enhancement (“VQE”). In December 2004, we added a fifth category, access, to incorporate the access products we obtained through our acquisition of AFC and Vinci.

				2004 vs.	2003 vs.
(In millions, except percentages)	2004	2003	2002	2003	2002

Transport	$588.2	$419.4	$579.1	40%	(28)%
Managed Access	331.0	336.1	455.0	(2)%	(26)%
Voice Quality Enhancement	84.3	68.2	103.7	24%	(34)%
Access	53.3	—	—	—	—
Broadband Data	17.4	6.4	—	172%	—
Services	157.6	150.3	179.2	5%	(16)%

Total	$1,231.8	$980.4	$1,317.0	26%	(26)%

     Total revenue grew by 26% (20% excluding the December 2004 revenue from AFC) in 2004 compared with a 26% decline in 2003. Total 2004 revenue was $1,231.8 million compared with $980.4 million in 2003 and $1,317.0 million in 2002. Revenue within North America amounted to $813.0 million (66% of total revenue) in 2004 compared with $597.8 million (61% of total revenue) in 2003 and $916.4 million (70% of total revenue) in 2002. International revenue was $418.8 million (34% of total revenue) in 2004 compared with $382.6 million (39% of total revenue) in 2003 and $400.6 million (30% of total revenue) in 2002.

     Transport revenue for 2004 increased by $168.8 million, or 40%, to $588.2 million from $419.4 million in 2003. Transport revenue for 2003 decreased by $159.7 million, or 28%, from $419.4 million in 2002. The improvement in 2004 was attributable to increased spending by wireless carriers to meet growing capacity requirements and to build out their networks to provide new 3G services. We also experienced increased orders from wireline carriers due to increased end-user demand after a period of restrained spending. The decline in 2003 was attributable to the industrywide spending curtailment that began in 2001. This category includes the Tellabs® 5300 and 5500 digital cross-connect systems, Tellabs® 5500 NGX transport switch, Tellabs® 6500 transport switch and Tellabs® 7100 optical transport system.

     Managed access revenue remained relatively constant at $331.0 million in 2004 compared with $336.1 million in 2003, but declined by $118.9 million, or 26%, from $455.0 million in 2002. This category includes the Tellabs® 8100 managed access system, the Tellabs® 6300 managed transport system and the Tellabs® 2300 telephony distribution system. The decline in revenue in 2003 was primarily attributable to a decline in revenue from our Tellabs 2300 products as a result of a change in business strategy by a major customer.

     VQE revenue increased by $16.1 million, or 24%, in 2004 to $84.3 million from $68.2 million in 2003. VQE revenue declined by $35.5 million, or 34%, in 2003 from $103.7 million in 2002. As with our transport products, the growth in 2004 was attributable to increased spending by wireless carriers. This category includes the Tellabs® 3000 series of VQE products and other products.

     Access revenue of $53.3 million in 2004 represents one month of revenue from our merger with AFC at the end of November 2004. This category includes the Tellabs® 1000 Multi-Service Access systems.

     Broadband data revenue more than doubled in 2004 to $17.4 million from $6.4 million in 2003, when Tellabs had the product available for sale during the last six months of the year. This category includes the Tellabs® 8800 multi-service router series and the Tellabs® 8600 next-generation wireless aggregation platform.

     Services revenue increased by $7.3 million, or 5%, in 2004 to $157.6 million from $150.3 million in 2003, and it declined by $28.9 million, or 16%, in 2003 from $179.2 million in 2002. The decline in revenue from 2002 to 2003 was attributable to lower sales of products both in the North America and international markets. Revenue from Services did not recover in 2004 at the same rate as product revenue because a larger percentage of our product sales in North America were of products that require less installation or are more readily installed by our customers without assistance from Tellabs.

Gross Profit & Margin

(In millions, except percentages)	2004	2003	2002

Gross Profit	$657.0	$354.0	$486.5
Gross Margin	53.3%	36.1%	36.9%
Product Gross Profit	$612.2	$317.1	$440.1
Product Margin	57.0%	38.2%	38.7%
Services Gross Profit	$44.8	$36.9	$46.4
Services Margin	28.4%	24.6%	25.9%

Gross Profit

Total gross profit was $657.0 million (53.3% of revenue) in 2004 compared with $354.0 million (36.1% of revenue) in 2003, and $486.5 million (36.9% of revenue) in 2002. Unusual charges for excess and obsolete inventories and excess purchase commitments reduced gross profit by $70.7 million (7.2% of revenue) in 2003 and by $99.7 million (7.6% of revenue) in 2002. In addition, in 2003 we incurred $23.7 million (2.4% of revenue) of accelerated depreciation on our U.S. manufacturing facility and equipment due to our decision to outsource our manufacturing operations. The impact of unusual charges on 2004 gross profit was not significant.

     Gross profit declined in 2003 compared with 2002 due primarily to lower revenue. Gross profit improved in 2004 due to higher revenue compared with 2003, the absence of significant unusual charges compared with 2003 and lower product cost as a result of outsourcing our manufacturing operations at the end of 2003.

     Gross margin improved in 2004 compared with 2003 due to the absence of significant unusual charges (9.9%), lower manufacturing-related costs (6.9%), improved margins on professional services (0.7%) and overall product and services mix (1.1%). The inclusion of access revenue and cost of revenue for one month in 2004 reduced full-year margins by 1.4% compared with 2003. Gross margin declined slightly in 2003 compared with 2002 due to the increased impact of restructuring and inventory-related charges (2.4%), offset by favorable product mix driven by reduced sales of the Tellabs 6500 system, which has significantly lower margins than our other products (0.9%) and improved manufacturing and services efficiencies (0.7%).

Product Gross Profit

Total product gross profit was $612.2 million (57.0% of product revenue) in 2004 compared with $317.1 million (38.2% of product revenue) in 2003, and $440.1 million (38.7% of product revenue) in 2002. Unusual charges for excess and obsolete inventories and excess purchase commitments reduced product gross profit by $71.7 million (8.6% of product revenue) in 2003, and by $99.7 million (8.8% of product revenue) in 2002. In addition, in 2003 we incurred $23.7 million (2.9% of product revenue) of accelerated depreciation on our U.S. manufacturing facility and equipment due to our decision to outsource our manufacturing operations.

     Product gross profit improved in 2004 due to higher product revenue compared with 2003, the absence of significant unusual charges compared with 2003 and 2002, and lower product cost as a result of outsourcing our manufacturing operations at the end of 2003. The impact of unusual charges on 2004 product gross profit was not significant. Product gross profit declined in 2003 due primarily to lower product revenue compared with 2002.

     Product gross margin improved in 2004 compared with 2003 due to the absence of significant unusual charges (11.7%), lower manufacturing-related costs (8.1%) and favorable product mix and other (0.7%). The inclusion of access product revenue and cost of product revenue for one month in 2004 reduced full-year product margins by 1.7% compared with 2003. Product gross margin declined slightly in 2003 compared with 2002 due to the increased impact of restructuring and inventory-related charges (2.7%), offset by favorable product mix driven by reduced sales of the Tellabs 6500 system, which has significantly lower margins than our other products (1.3%) and improved manufacturing efficiencies due to outsourcing (0.9%).

Services Gross Profit

Total services gross profit was $44.8 million (28.4% of services revenue) in 2004 compared with $36.9 million (24.6% of services revenue) in 2003, and $46.4 million (25.9% of services revenue) in 2002. Services gross profit improved in 2004 due to higher services revenue compared with 2003. Services gross profit declined in 2003 due primarily to lower services revenue compared with 2002.

     Services gross margin improved in 2004 compared with 2003 due to labor efficiencies achieved as a result of reduced headcount in our services business. The inclusion of access services revenue and cost of services revenue for one month in 2004 reduced 2004 services margins by 0.8%.

Gross Margin Trend

As previously discussed herein, we are obligated to sell access products to Verizon under a supply agreement that contains fixed selling prices. While we anticipate this agreement to be profitable, gross margins are below Tellabs historical gross margins. We are working to reduce the cost of these products through internal development and by the acquisition of Vinci.

TELLABS 2004 ANNUAL REPORT / 19

     In addition, our total gross margin will continue to be subject to variability due to product mix. Our gross margin is different for each product and services category and for each product within a category because they are dependent on specific system configurations sold and customer and geographic pricing differences. Under normal conditions, this variability has tended to impact our gross margin in the range of 2–3% up or down. Going forward, we expect our total gross margin will be in the low 40% range and to trend up through 2005.

Operating Expenses

			Expense		Percent of Revenue
(In millions)	2004		2003	2002	2004	2003	2002

Sales and marketing	$155.1		$143.5	$168.8	12.6%	14.6%	12.8%
Research and development	250.3		286.1	335.2	20.3%	29.2%	25.5%
General and administrative	81.5		99.1	129.0	6.6%	10.1%	9.8%

Subtotal	486.9		528.7	633.0	39.5%	53.9%	48.1%

Restructuring and other charges	14.1		77.2	169.0
Purchased in-process R&D	102.1		—	5.4
Intangible asset amortization	17.8		12.6	8.8
Asset impairment charge	47.2		—	—
Net loss on sale of real estate	20.6		—	—

Total Operating Expenses	$688.7		$618.5	$816.2

Headcount at end of year	4,125	*	3,515	4,828

*Includes 1,084 employees at AFC and Vinci who joined Tellabs at the end of 2004.

     Total operating expenses increased to $688.7 million in 2004 after declining to $618.5 million in 2003 from $816.2 million in 2002. Total operating expenses for 2004 include $15.5 million of operating expenses from AFC (excluding $89.0 million of purchased in-process research and development charges) for the one-month period following the merger in the fourth quarter of 2004. Spending on sales and marketing, R&D and general and administrative declined in total by $41.8 million, or 8%, from 2003 to 2004 and by $104.3 million, or 16%, from 2002 to 2003.

     A significant portion of the improvements resulted from lower expenses in headcount-related areas such as benefits, travel and telecommunications due to the reduction of our global workforce. We also significantly reduced spending on prototypes and we incurred lower facilities costs due to having closed or vacated a number of owned and leased facilities over the periods. Sales and marketing expense increased in 2004 due to higher commissions and incentives on higher sales volume compared with 2003.

Restructuring and Other Charges

During 2004 we recorded net restructuring charges in operating expenses of $14.1 million compared with $77.2 million in 2003 and $169.0 million in 2002. (See Note 3, Restructuring and Other Charges.) The charges for 2004 included the following:

•	$15.4 million primarily for the closure of our research facility in Montreal, Canada, in the first quarter of 2004, of which $9.4 million related to disposal of fixed assets, $3.0 million related to severance costs, $2.2 million related to contractual obligations, and $0.8 million related to facilities costs and other.

•	$1.6 million for severance-related costs due to a reorganization of our Denmark-based business.

•	A net reversal of restructuring reserves in the amount of $2.9 million due to changes in estimates of costs related to other restructurings initiated prior to 2004.

     The reorganization of our Denmark operations is part of a plan to improve the profitability of our operations at that location. As part of this plan, in January 2005 we announced a further reduction of approximately 80 employees at the Denmark facility. We expect to record an estimated $8.1 million of severance and related expenses associated with those reductions during 2005, principally in the first quarter. It is likely we will incur other unusual charges related to the restructuring as we complete our plan. However, we are currently unable to estimate the magnitude or nature of those charges.

     In January 2005, we also announced our intention to reorganize our operations in Finland, which will result in a headcount reduction of approximately 70 positions. As a result, we expect to record an estimated $3.6 million of charges for severance and related expenses and other costs during 2005, principally in the first quarter. It is possible we will incur other unusual charges related to the restructuring as we complete our plan. However, we are currently unable to estimate the magnitude or nature of those charges.

     We will also eliminate approximately 50 jobs at other U.S.-based facilities. We will incur costs for severance-related benefits related to these actions in 2005, primarily in the first quarter.

Purchased In-Process Research and Development

During 2004 we charged $102.1 million to operating expenses for the estimated fair value of in-process research and development (IPR&D) that we acquired in our acquisitions of AFC and Vinci. IPR&D refers to the value of technology under development that does not have an alternative use outside of its value within the acquired business. Generally accepted accounting principles require that IPR&D be expensed in whole at the time it is acquired. The value of the IPR&D at AFC was approximately $89.0 million of the total charges and was primarily attributable to development of enhanced versions of the company’s Fiber to the Premise products. The remainder, approximately $13.1 million, was attributable to development at Vinci of Optical Networking Terminals. The estimated fair values of the IPR&D at both AFC and Vinci were determined by using a discounted cash flow analysis that incorporated estimates of the amounts of costs remaining to complete the development, the amount of revenue that would result from the fully-developed technology and an estimate of risk.

Intangible Asset Amortization

Amortization increased in 2004 to $17.8 million from $12.6 million in 2003 and $8.8 million in 2002. The increase in 2003 was attributable to amortization of developed technology acquired in our acquisition of Vivace in 2003, and the increase in 2004 was due to amortization of developed technology acquired in our acquisitions of Vivace in 2003 and AFC in 2004.

Asset Impairment Charge

During the fourth quarter of 2004 we reviewed our amortizable intangible assets for indicators of impairment. We determined that impairment indicators existed for our Tellabs 5500 NGX asset group because actual and forecasted revenue for that asset group was lower than expected. We further determined that future undiscounted cash flows would not be sufficient to support the total carrying value of the asset group. We therefore recorded an impairment charge of $47.2 million to reduce the carrying value of those assets, principally amortizable intangibles, to their fair value. We determined the fair value of the assets by reference to the present value of the cash flows attributable to those assets over the remaining life of the intangibles, the primary asset in the asset group.

Net Loss on Sale of Real Estate

During the fourth quarter of 2004, we sold an administrative and research and development facility in Denmark and entered into a one-year lease for a portion of the space. The sale resulted in a loss of approximately $21.1 million.

Other Income (Expense)

(In millions)	2004	2003	2002

Interest income, net	$26.9	$24.2	$29.9
Other expense, net	(5.4)	(4.4)	(28.0)

Total	$21.5	$19.8	$1.9

     Other expense, net includes impairment charges to write down the carrying value of certain cost-basis equity investments in start-up technology companies. These charges, which arose as a result of our normal review of long-lived assets, were $11.2 million in 2004, $3.3 million in 2003 and $29.6 million in 2002. Other expense, net for 2004 includes a $6.6 million foreign currency gain resulting from converting a portion of our non-U.S. offshore cash from Euro-denominated investments to investments denominated in U.S. dollars.

Income Taxes

(In millions, except percentages)	2004	2003	2002

Income tax (expense) benefit	$(19.6)	$3.1	$14.7
Effective tax rate	192.2%	(1.3)%	(4.5)%

     Our tax expense increased in 2004 to $19.6 million from a tax benefit of $3.1 million in 2003 due to an increase in foreign taxes on higher foreign source income. Our tax benefit decreased to $3.1 million in 2003 from a benefit of $14.7 million in 2002. The decrease in tax benefit from 2002 to 2003 was due to a smaller benefit on domestic losses, partially offset by lower foreign taxes as a result of lower overall foreign source income.

     Our tax expense for each of the years 2002 through 2004 has been unfavorably impacted by our inability to record a tax benefit for all or a portion of the domestic and foreign tax losses and other unused tax benefits (referred to herein as deferred tax assets) that we are carrying forward to use on tax returns in future periods. Generally, un-benefited tax assets increase tax expense and decrease tax benefits in our results of operations in the year they arise or in the year we are required to record a valuation allowance against them.

TELLABS 2004 ANNUAL REPORT / 21

     At the end of 2003, we had $251.4 million of deferred tax assets for which no benefit was recorded, that is, tax assets that were offset by a valuation allowance. Because AFC and Vinci together had significant deferred tax liabilities, we reversed approximately $187.2 million of the valuation allowance that we had recorded against our pre-acquisition deferred tax assets. We recorded the reversal of valuation allowance as a reduction in goodwill from those acquisitions. At the end of 2004, we had approximately $38.9 million of deferred tax assets for which no benefit was recorded.

     If we generate domestic pre-tax losses in 2005, such losses may not result in a tax benefit if we determine that, based on our recent history of losses and future projections of income, it is more likely than not that such losses will not be utilized (due to absence of tax liabilities). That is, we would be required to record a valuation allowance against the tax benefit arising from those losses. If we generate domestic pre-tax income in 2005, we would record a tax benefit by reversing an amount of our existing valuation allowance on U.S. deferred tax assets equal to the income tax expense on the income. After the valuation allowance is reduced to zero, we would record a tax expense on domestic pre-tax income arising thereafter at a more normalized U.S. statutory rate. We cannot reasonably estimate when such a level of domestic pre-tax income would arise.

Financial Condition, Liquidity and Capital Resources

Our principal source of liquidity remains our cash, cash equivalents and marketable securities, which decreased by $6.8 million during 2004 to $1,116.2 million. During 2004, we generated $214.7 million of cash from operating activities and we used $251.2 million in net cash for the acquisitions of AFC and Vinci. We believe that the current level of working capital, particularly cash and marketable securities, is sufficient to meet our normal operating requirements for the foreseeable future. Further, we believe that sufficient resources exist to support our future growth and strategic needs. Future available sources of working capital include cash-on-hand, cash generated from future operations, short-term or long-term financing, equity offerings or any combination of these sources. Our current policy is to retain our earnings to provide funds for operating and expanding our business. We do not anticipate paying a cash dividend in the foreseeable future.

     On February 2, 2005, Tellabs announced that its Board of Directors had authorized the purchase of up to $300.0 million in shares of the company’s outstanding common stock (approximately 9.5% of the outstanding shares based on the closing price on that date). Purchases will be made from time to time in the open market or private transactions. Tellabs provides no assurances as to the quantity of shares it will purchase or the actual purchase prices. As of February 28, 2005, we have purchased $118.7 million (16.5 million shares) of our common stock.

Cisco marketable securities

As a result of our merger with AFC we acquired the 10.6 million shares of Cisco Systems, Inc. (“Cisco”), common stock that AFC owned as a result of its investment in privately held Cerent Corporation, which was acquired by Cisco in 1999. The shares are presented as Other marketable securities – Cisco stock in the current assets portion of our balance sheet for the year ending December 31, 2004. In 2000, AFC entered into two three-year hedge contracts, pledging all of the Cisco stock to secure the obligations under the contracts. When the hedge contracts matured in 2003, AFC entered into stock loan agreements with a lender, borrowing 10.6 million shares of Cisco stock to settle the hedge contracts. The fair value of those stock loans is reflected as a current liability on our balance sheet for the year ending December 31, 2004. The value of both the asset and liability move in tandem with each other since each is based upon the number of shares we hold at the current stock price.

     In 2004, AFC received a private letter ruling from the Internal Revenue Service holding the use of borrowed shares to settle the hedge contracts in 2003 did not require recognition of a capital gain on the Cisco stock until the stock loans are settled. Following issuance of the ruling, AFC received a refund of $218.6 million in federal and state income taxes that had previously been paid in respect of the transactions.

     Our balance sheet at December 31, 2004, reflects the deferred tax liability that will be due on the hedge contract gains upon termination of the Cisco stock loans. Our agreement with the lender of the stock has no defined date when we must repay the loan, however, the loan is callable at the discretion of the lender. Further, we have no current intention to dispose of the Cisco shares or otherwise take any actions that would result in us having to pay the capital gains tax on the stock. Although we do not have any current intentions of unwinding this transaction, if we did unwind this transaction, we would use the proceeds from the sale of the stock to pay off the stock loan.

Contractual Obligations

The following table sets forth an overview of our known contractual obligations as of December 31, 2004, that will affect our liquidity and cash flows in future periods:

	Payments Due by Period
		Less than	1–3	3–5	More than
(In millions)	Total	1 Year	Years	Years	5 Years

Operating lease obligations	$82.8	$18.0	$28.1	$17.6	$19.1
Net operating lease obligations related to restructuring activities	36.8	7.2	12.1	11.6	5.9
Purchase commitments to contract manufacturers and suppliers	267.8	267.8	—	—	—
Cisco stock loan*	204.0	204.0	—	—	—
Cisco stock loan borrowing fees**	8.9	1.4	3.4	3.1	1.0

Total obligations	$600.3	$498.4	$43.6	$32.3	$26.0

*Our agreement with the lender of the stock has no defined date when we must repay the loan, however, the loan is callable at the discretion of the lender.

**For purposes of contractual obligations disclosure, we used Cisco’s average share price of $19.14 for the quarter ended December 31, 2004, to determine the hypothetical value of the borrowing fees assuming the loans are settled in 2010.

     We use several contract manufacturers and suppliers to provide manufacturing services for our products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, we enter into agreements with certain contract manufacturers and suppliers to enable them to procure inventory based upon criteria defined by us. Under these agreements, the maximum liability for purchase commitments as of December 31, 2004, was $267.8 million, of which $18.0 million was accrued on the balance sheet.

     The Cisco stock loan borrowing fees are partially based on Cisco’s average share price at the end of each quarter.

Off-balance sheet arrangements

None.

Critical Accounting Policies

The methods, estimates, and judgments that we use in applying our accounting policies can have a significant impact on the results we report in the consolidated financial statements. Some of these estimates require difficult and subjective judgments, often as a result of the need to estimate matters that are inherently uncertain. For the reasons discussed below, we consider our critical accounting estimates to be the allowance for excess and obsolete inventory and excess purchase commitments (collectively E&O), goodwill valuation, the valuation allowance for deferred tax assets, reserve requirements for lease obligations on vacated facilities and the valuation of amortizable intangible assets.

     We have discussed the development and selection of these critical accounting policies and estimates with the Audit and Ethics Committee of Tellabs Board of Directors.

Excess & Obsolete Inventory and Excess Purchase Commitments

We determine our inventory cost using the first-in, first-out method and we value our inventory at the lower of cost or market, with market determined by reference to current replacement cost. We determine the amount of inventory that is excess and obsolete and purchase commitments in excess of requirements using estimates of future demand for individual components of raw materials and finished goods.

     To determine E&O, we compare our existing inventory and inventory purchase commitments with estimates of future product demand and usage requirements. We consider quantities in excess of two years’ expected usage to be excess and we record a full valuation allowance for that amount. For quantities that fall between one- and two-years’ demand we use management judgment to determine the appropriate E&O amount. We do not record an allowance if the quantity is less than one year’s forecasted demand.

     Because our visibility to future sales volume and product mix is limited and actual results can differ materially from our estimates, charges for E&O can have a material impact on our financial statements.

Goodwill

At December 31, 2004, we had approximately $1.1 billion of goodwill on our balance sheet, which arose from acquisitions including the recent acquisitions of AFC and Vinci.

     Accounting rules require that we evaluate goodwill for impairment annually. Because we report our operating results as a single segment or reporting unit, we performed the impairment test in 2004 by comparing the per-share market price of our stock with our net book

TELLABS 2004 ANNUAL REPORT / 23

value per share on our annual measurement date in the fourth quarter. Because the market price exceeded our net book value, we concluded that our goodwill was not impaired. Therefore, we did not perform additional impairment testing or record an impairment charge.

     Segments are generally determined by the way a company manages and measures its business, with particular weight given to the manner in which results of operations are reported internally and the measures provided to, and used by, the company’s chief decision-maker. If facts were to change such that we operated in multiple segments rather than a single segment, then we would be required to apportion our goodwill to each segment, or part of a segment referred to as a reporting unit, and conduct the impairment test on a segment basis or reporting unit basis using a fair value measurement that would not utilize our stock price as a key indicator of value. We cannot reasonably estimate if an impairment would result from that process, or the amount of any such impairment, because it would depend on the number and configuration of segments or reporting units, valuations of the underlying businesses, and the amount of goodwill apportioned to each segment or reporting unit.

Valuation Allowance for Deferred Tax Assets

Deferred tax assets arise when we record charges or expenses in our financial statements that will not be allowed as income tax deductions until future periods. The term deferred tax asset also includes unused tax net operating losses and unused tax credits that we are allowed to carry forward to future years. Accounting rules permit us to carry deferred tax assets on the balance sheet at full value as long as it is “more likely than not” the deductions, losses, or credits will be used in the future. A valuation allowance must be recorded against the deferred tax assets via a charge to income tax expense if the test cannot be met. The accounting rules state that a company with a recent history of losses would have a difficult, perhaps impossible, time supporting a position that utilization of its deferred tax assets was more likely than not to occur.

     Because of a recent history of losses we determined that it was appropriate to maintain a valuation allowance (approximately $38.9 million at the end of 2004) against our domestic deferred tax assets.

     We are currently not able to forecast when an earnings improvement of sufficient size will occur for us to reverse any of the remaining valuation allowances that we have recorded.

Restructuring Reserves – Leases

At the end of 2004, we had $41.8 million of remaining reserves for lease obligations that arose from facility closures that occurred in 2004 and prior years. We determined the amount of the reserve for each facility by calculating our outstanding lease obligation, then reducing it by an estimate of potential sublease income. We examine real estate market conditions in each location where we have a vacated facility and use input from local real estate professionals to formulate an estimate of potential sublease income. We review our estimates quarterly and adjust our reserves as necessary. We believe our estimate of restructuring lease obligations is a critical accounting estimate because it requires us to make assumptions about matters that are highly uncertain: real estate rental market conditions, the length of time required to secure tenants, the amount of tenant incentives and the potential sublease income. Although the changes in our reserves for restructuring lease obligations have not been material in the past, it is possible that future changes in estimates could have a material impact on our financial statements.

Intangible Assets

At the end of 2004 we had $156.0 million of amortizable intangible assets, primarily purchased technology, on our balance sheet, which arose primarily from our acquisitions in 2004 and 2003.

     We evaluate the carrying value of our intangible assets for impairment whenever indicators of impairment exist. If an impairment indicator exists, we compare the sum of the undiscounted future cash flows expected to result from the intangibles, or asset group of which the intangibles are a part, to our carrying value. If the sum of the undiscounted future cash flows is less than the carrying value, then we compare the fair value of the asset group with our carrying value to determine if an impairment charge is required. The amount of impairment is calculated by subtracting the fair value of the asset from the carrying value of the asset.

     We believe that the accounting estimate related to asset impairment is a critical accounting estimate because it requires us to make assumptions about future sales prices, sales volumes and margins for our products, including products that employ new technologies, and uncertainties around customer acceptance, that are highly uncertain. The amount of any such impairment could be material to our financial statements.

Strategy and Outlook

We expect capital spending by our customers to be stable globally in 2005 with growth in North America. On a global basis, wireless carriers will continue to build next-generation networks to deliver new, data-oriented services. In North America, we expect the regional Bell operating companies to upgrade the access portion of their networks with fiber technology as a means to deliver broadband services to their customers. We also expect that customers will begin to accelerate spending on broadband data infrastructure equipment globally. Tellabs has products either currently available or in development to take advantage of these opportunities.

     In 2005, we will continue to focus on our strategies to energize our core products, establish a position in data and expand into adjacent markets, specifically fiber access. In addition, we are driving toward a business target model that calls for us to achieve over time an overall gross margin of 50% of revenue, operating expenses of 30% of revenue (excluding unusual charges), operating margins at 20% of revenue, and 15% annual revenue growth. While we have achieved and even exceeded these targets in the past, we can not say when or if we will achieve them again, given today’s market conditions and our product portfolio.

     Gross margin will be lower in 2005 than in 2004, reflecting the addition of AFC, whose products have lower overall gross margins than the traditional Tellabs products. We expect overall gross profit margin to improve through the course of 2005, as we begin to ship the single-family ONTs we acquired from Vinci, which have better gross margins than the ONTs acquired from AFC. In addition, for the full year 2005, we expect that synergies associated with the AFC acquisition will reduce overall cost of revenue by $15 million, thus improving overall gross margin performance toward our target.

     Our operating expenses will grow in 2005, reflecting the acquisitions of AFC and Vinci. We expect to reduce 2005 operating expenses by $30 million, compared with the full-year 2004 run rate of Tellabs, AFC (including Marconi NAA) and Vinci. We expect to achieve these savings through a combination of synergies related to the AFC acquisition, reducing fixed cost, especially facilities, adjusting product roadmaps to match market opportunities, and other cost containment activities.

     Operating income is expected to be positive in 2005, including restructuring and other unusual charges discussed previously. In connection with the restructuring actions taken early this year, we expect to take a restructuring charge to earnings in the first quarter, as described earlier. It is possible that we will take further charges in 2005 in connection with cost-reduction activities and the rationalization of our manufacturing supply chain.

TELLABS 2004 ANNUAL REPORT / 25

Management’s Report on Internal Control over Financial Reporting

Management of Tellabs, Inc., and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, as required by the Securities Exchange Act of 1934 Rules 13a-15(c). In making this assessment, we used the criteria set forth in the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control–Integrated Framework , our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

     Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Advanced Fibre Communications, Inc., which is included in the 2004 consolidated financial statements of the Company and constituted approximately $1.1 billion and $800 million of total and net assets, respectively, as of December 31, 2004, and $55 million of revenues for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at this entity because the Company only recently acquired this business on November 30, 2004.

     Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears on page 27. Ernst & Young LLP’s audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Advanced Fibre Communications, Inc.

Michael J. Birck
Chairman of the Board

Krish Prabhu
President and Chief Executive Officer

Timothy J. Wiggins
Executive Vice President and
Chief Financial Officer

March 10, 2005

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Tellabs, Inc.:

     We have audited the accompanying consolidated balance sheets of Tellabs, Inc., and subsidiaries (the “Company”) as of December 31, 2004, and January 2, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004, and January 2, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2005, expressed an unqualified opinion thereon.

Ernst & Young, LLP
Chicago, Illinois,
March 10, 2005

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Stockholders and Board of Directors of Tellabs, Inc.:

     We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting , that Tellabs, Inc., and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting , management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Advanced Fibre Communications, Inc., which is included in the 2004 consolidated financial statements of the Company and constituted approximately $1.1 billion and $800 million of total and net assets, respectively, as of December 31, 2004, and $55 million of revenues for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at this entity because the Company only recently acquired this business on November 30, 2004. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Advanced Fibre Communications, Inc.

     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2004, and January 2, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, and our report dated March 10, 2005, expressed an unqualified opinion thereon.

Ernst & Young, LLP
Chicago, Illnois
March 10, 2005

TELLABS 2004 ANNUAL REPORT / 27

Consolidated Statements of Operations

	Year Ended	Year Ended	Year Ended
(In millions, except per-share data)	12/31/04	1/2/04	12/27/02

Revenue
Products	$1,074.2	$830.1	$1,137.8
Services	157.6	150.3	179.2

	1,231.8	980.4	1,317.0

Cost of Revenue
Products	462.0	513.0	697.7
Services	112.8	113.4	132.8

	574.8	626.4	830.5

Gross Profit	657.0	354.0	486.5

Operating Expenses
Research and development	250.3	286.1	335.2
Sales and marketing	155.1	143.5	168.8
General and administrative	81.5	99.1	129.0
Restructuring and other charges	14.1	77.2	169.0
Asset impairment charge	47.2	—	—
Net loss on sale of real estate	20.6	—	—
Purchased in-process research and development	102.1	—	5.4
Intangible asset amortization	17.8	12.6	8.8

	688.7	618.5	816.2

Operating Loss	(31.7)	(264.5)	(329.7)

Other Income (Expense)
Interest income, net	26.9	24.2	29.9
Other expense, net	(5.4)	(4.4)	(28.0)

	21.5	19.8	1.9

Loss Before Income Tax	(10.2)	(244.7)	(327.8)
Income tax (expense) benefit	(19.6)	3.1	14.7

Net Loss	$(29.8)	$(241.6)	$(313.1)

Loss Per Share
Basic	$(0.07)	$(0.58)	$(0.76)
Diluted	$(0.07)	$(0.58)	$(0.76)

Weighted Average Shares Outstanding	420.2	413.1	411.4

The accompanying notes are an integral part of these statements.

\

Consolidated Balance Sheets

(In millions, except share data )	12/31/04	1/2/04

ASSETS
Current Assets
Cash and cash equivalents	$292.9	$245.9
Investments in marketable securities	823.3	877.1

	1,116.2	1,123.0
Other marketable securities — Cisco stock	204.0	—
Accounts receivable, net of returns and allowances of $16.6 and $5.4	309.4	196.7
Inventories
Raw materials	39.2	12.5
Work in process	13.6	4.1
Finished goods	63.6	25.2

	116.4	41.8
Income taxes	23.4	22.7
Miscellaneous receivables and other current assets	50.0	114.6

Total Current Assets	1,819.4	1,498.8

Property, Plant and Equipment
Land	21.0	26.7
Buildings and improvements	194.1	227.7
Equipment	404.0	389.2

	619.1	643.6
Accumulated depreciation	(290.3)	(327.8)

	328.8	315.8
Goodwill	1,092.3	552.3
Intangible Assets, Net of Amortization	156.0	107.8
Other Assets	126.0	132.8

Total Assets	$3,522.5	$2,607.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$96.3	$47.8
Accrued liabilities
Compensation	70.9	34.9
Payroll and other taxes	11.4	6.2
Restructuring and other charges	13.4	64.8
Cisco stock loan	204.0	—
Other	128.2	54.1

Total Current Liabilities	524.2	207.8

Long-Term Restructuring Liabilities	33.0	44.8
Income Taxes	117.1	100.1
Other Long-Term Liabilities	51.0	35.5

Stockholders’ Equity
Preferred stock: authorized 5,000,000 shares of $.01 par value; no shares issued and outstanding	—	—
Common stock: authorized 1,000,000,000 shares of $.01 par value; 466,910,981 and 417,859,719 shares issued, including treasury stock	4.7	4.2
Additional paid-in capital	1,145.9	556.8
Deferred compensation expense	(21.8)	(9.5)
Treasury stock, at cost: 3,250,000 shares	(129.6)	(129.6)
Total accumulated other comprehensive income	125.9	95.5
Retained earnings	1,672.1	1,701.9

Total Stockholders’ Equity	2,797.2	2,219.3

Total Liabilities and Stockholders’ Equity	$3,522.5	$2,607.5

The accompanying notes are an integral part of these statements.

TELLABS 2004 ANNUAL REPORT / 29

Consolidated Statements of Stockholders’ Equity

	Year Ended		Year Ended		Year Ended
(In millions)	12/31/04		1/2/04		12/27/02
	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock
Balance at beginning of year	417.9	$4.2	415.4	$4.1	413.5	$4.1
Stock issued for business acquisitions	46.7	0.5	—	—	—	—
Stock issued for employee stock programs	2.3	—	2.5	0.1	1.9	—

Balance at end of year	466.9	4.7	417.9	4.2	415.4	4.1

Additional Paid-In Capital
Balance at beginning of year		556.8		543.6		496.0
Stock issued for business acquisitions		428.6		2.4		—
Fair value of options issued in acquisitions		143.6		6.4		42.9
Restricted stock award activity		8.0		0.1		(0.1)
Stock options exercised		8.9		4.3		4.8

Balance at end of year		1,145.9		556.8		543.6

Deferred Compensation
Balance at beginning of year		(9.5)		(19.3)		(1.4)
Deferred compensation from acquisitions		(13.5)		(1.4)		(28.4)
Amortization of deferred compensation		5.5		11.2		10.5
Restricted stock award activity		(5.3)		—		—
Amortization of restricted stock awards		1.0		—		—

Balance at end of year		(21.8)		(9.5)		(19.3)

Treasury Stock
Balance at beginning and end of year	3.3	(129.6)	3.3	(129.6)	3.3	(129.6)

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year		95.5		(52.0)		(160.1)
Reclassification adjustment for gain included in net earnings		(1.4)		(8.9)		(7.1)
Unrealized holding (loss) gain on marketable securities, net of tax		(3.1)		4.9		8.2

Net unrealized holding (loss) gain on marketable securities		(4.5)		(4.0)		1.1

Foreign currency translation adjustment		34.9		151.5		107.0

Balance at end of year		125.9		95.5		(52.0)

Retained Earnings
Balance at beginning of year		1,701.9		1,943.5		2,256.6
Net loss		(29.8)		(241.6)		(313.1)

Balance at end of year		1,672.1		1,701.9		1,943.5

Total Stockholders’ Equity		$2,797.2		$2,219.3		$2,290.3

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flow

	Year Ended	Year Ended	Year Ended
(In millions)	12/31/04	1/2/04	12/27/02

Operating Activities
Net loss	$(29.8)	$(241.6)	$(313.1)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	82.3	110.2	142.6
Purchased in-process research and development	102.1	—	5.4
Restructuring and other charges	11.7	172.6	268.7
Asset impairment charge	47.2	—	—
Net loss on sale of real estate	20.6	—	—
Deferred income taxes	11.6	(14.9)	110.0
Deferred compensation amortization	6.5	11.2	10.5
(Gain) loss on sale of investments	(1.4)	4.0	30.0
Provision for doubtful accounts	(0.9)	(13.6)	(25.4)
Tax benefit associated with stock option exercises	—	1.6	2.0
Net changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(48.7)	47.1	162.0
Inventories	(24.8)	143.8	113.2
Miscellaneous receivables and other current assets	65.8	(87.1)	(12.1)
Other assets	(9.1)	2.0	(32.3)
Accounts payable	13.0	(34.1)	9.2
Restructuring and other charges	(52.2)	(84.2)	(191.6)
Other accrued liabilities	10.9	(16.9)	(29.9)
Income taxes	18.1	154.9	(66.0)
Long-term liabilities	(8.2)	(5.1)	(5.4)

Net Cash Provided by Operating Activities	214.7	149.9	177.8

Investing Activities
Capital expenditures	(41.4)	(17.2)	(59.4)
Disposals of property, plant and equipment	31.5	7.7	25.3
Payments for purchases of investments	(1,318.8)	(2,287.8)	(697.0)
Proceeds from sales and maturities of investments	1,379.1	2,009.8	543.5
Payments for acquisitions, net of cash acquired	(244.3)	(122.6)	(291.7)

Net Cash Used for Investing Activities	(193.9)	(410.1)	(479.3)

Financing Activities
Proceeds from issuance of common stock under option plans	8.9	5.9	2.8
Payments of notes payable	—	—	(8.8)

Net Cash Provided by (Used for) Financing Activities	8.9	5.9	(6.0)

Effect of Exchange Rate Changes on Cash	17.3	46.6	59.2
Net Increase (Decrease) in Cash and Cash Equivalents	47.0	(207.7)	(248.3)
Cash and Cash Equivalents at Beginning of Year	245.9	453.6	701.9

Cash and Cash Equivalents at End of Year	$292.9	$245.9	$453.6

Other Information
Interest paid	$0.3	$—	$1.4
Income taxes (refunded) paid, net	$(4.0)	$(146.1)	$23.9
Issuance of common stock and options for acquisitions	$576.0	$—	$—

The accompanying notes are an integral part of these statements.

TELLABS 2004 ANNUAL REPORT / 31

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business

We operate as one business segment in the design, assembly, marketing and servicing of a diverse line of communications equipment used in public and private networks worldwide.

Principles of Consolidation

Our consolidated financial statements include the accounts of Tellabs and our subsidiaries. All intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

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

Restricted Cash

Restricted cash equivalents and marketable securities of $20 million are included in other assets. The cash equivalents and marketable securities are held as collateral to back a three-year bond posted for a U.S. customer contract.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, marketable securities and cost-basis investments. The carrying value of the cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value because of their short-term nature. We determine the fair value of marketable securities and derivatives based on quotes from brokers or current rates offered for instruments with similar characteristics. See discussion in Note 7 regarding derivatives.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is computed using both the declining-balance and straight-line methods. Buildings are depreciated over 25 to 40 years; building improvements over 7 years; leasehold improvements over the life of the lease, currently 3 to 15 years; and equipment over 3 to 10 years. We evaluate property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

Stock Options

We are permitted under SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123, to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, in most cases, no compensation cost has been recognized for our fixed stock option plan grants. If we had elected to recognize compensation expense for our stock-based compensation plans consistent with the methods prescribed by SFAS No. 123, net loss and net loss per share would have been changed to the pro forma amounts shown below:

(In millions, except per-share data)	2004	2003	2002

Net loss as reported	$(29.8)	$(241.6)	$(313.1)
Add: stock-based employee compensation expense included in reported net loss, net of related tax effects	6.5	11.2	10.5
Less: Total stock-based employee compensation expense determined under fair-value based method for all grants, net of related tax effects	(62.0)	(62.6)	(129.6)

Pro forma net loss	$(85.3)	$(293.0)	$(432.2)

Loss per common share
As reported	$(0.07)	$(0.58)	$(0.76)
Pro forma	$(0.20)	$(0.71)	$(1.05)

The fair value of options was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 2004, 2003 and 2002:

	2004	2003	2002

Expected volatility	70.8%	73.4%	72.2%
Risk-free interest rate	3.4%	3.0%	2.8%
Expected life in years	4.7	5.1	5.9
Expected dividend yield	0.0%	0.0%	0.0%

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

Income Taxes

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases at enacted tax rates when such amounts are expected to be realized or settled. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets at the dates of acquisition. We compare our market capitalization to book value annually as an indicator of potential impairment.

Intangible Assets

Our intangible assets are made up primarily of purchased technology from acquisitions. These assets are amortized over their estimated useful lives and are reviewed for impairment when indicators of impairment exist such as poor or declining operating performance or cash flows.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price or fee is fixed or determinable, and collectibility is reasonably assured, in accordance with the guidance in the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.

Products

The majority of our revenue comes from product sales for which we recognize revenue either upon shipment or upon delivery to the customer, depending upon the contractual delivery terms.

     Some of our customer agreements contain acceptance clauses that grant the right to return or exchange products that do not conform to our published specifications. When we have sufficient historical evidence that our products meet the published specifications, we recognize revenue upon shipment or upon delivery, and treat any potential returns as warranties. Otherwise, we recognize revenue when the conditions of acceptance have been met.

     A few of our customer agreements grant the right to return or exchange product based upon subjective matters. We have established sufficient historical evidence on rates of return for most of our products to be able to accrue for returns under the guidance of SFAS No. 48, Revenue Recognition When Right of Return Exists. We recognize revenue net of potential returns upon shipment or upon delivery of product to the customer.

     Some of our customer agreements are in the form of distribution agreements, with contractual rights of return, promotional rebates, and other rebates and credits. We recognize revenue net of estimated returns and rebates, which are calculated based on contractual provisions and historical evidence of returns activity.

Services

We also recognize revenue for services performed for customers. Most of our services revenue relates to the installation of our product at customer sites. Customers may purchase installation services from us, install our products themselves, or hire third parties to perform the installation. Revenue for installation services is recognized upon completion.

     Revenue from maintenance and support contracts is recognized ratably over the service period. Other services revenue, including training and other business support services, is recognized upon completion.

Earnings Per Share

Earnings per share is based on the weighted average number of shares (basic) and the weighted average shares adjusted for assumed exercises of stock options and vesting of restricted stock (diluted). Earnings per share in periods of a net loss is based solely on basic weighted average number of shares under generally accepted accounting principles.

Foreign Currency Translation

The financial statements of our foreign subsidiaries are generally measured using the local currency as the functional currency. In such cases, assets and liabilities are translated at exchange rates in effect at the balance sheet date, and income and expenses are translated at weighted average exchange rates during the year. The effect of

TELLABS 2004 ANNUAL REPORT / 33

translating a subsidiary’s stockholders’ equity into U.S. dollars is recorded as a cumulative translation adjustment in the equity section of the Consolidated Balance Sheets.

Foreign Currency Transactions

Foreign currency transaction gains and losses resulting from changes in exchange rates are recognized in Other Income (Expense). Net gains (losses) of $3.8 million, $(1.8) million and $(5.9) million were recorded in 2004, 2003 and 2002, respectively.

2. New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123 (revised 2004), Share-Based Payment, which is a revision of SFAS 123. SFAS 123(R) supersedes APB No. 25. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, beginning in our third quarter of 2005, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

     SFAS 123(R) must be adopted no later than July 1, 2005. We expect to adopt SFAS 123(R) in the third quarter of 2005.

     SFAS 123(R) permits us to adopt its requirements using one of two methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosure either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

     We have currently not determined which method we will use.

     As permitted by SFAS 123, we currently account for share-based payments to employees using the APB No. 25 intrinsic value method and therefore we usually do not recognize compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)’s fair value method will have an impact on our results of operations, although it will have no incremental impact on our overall financial position.

3. Restructuring and Other Charges

During the fourth quarter of 2004, we recorded restructuring charges for severance and related costs of $1.6 million related to a reorganization of our Denmark-based business. Our fourth-quarter actions in Denmark are part of a plan to improve the profitability of our international transport switching business. As part of this plan, in January 2005 we announced a further reduction of approximately 80 employees at the Denmark facility. In January 2005 we also announced our intention to reorganize our operations in Finland, which will result in a headcount reduction of approximately 70 positions. This plan to drive toward improved profitability also includes headcount reductions on a smaller scale in other locations throughout the world. As a result of these actions, we expect to record charges for severance and related costs and other costs associated with these reductions during 2005, principally in the first quarter.

     Although we have not committed to any plans other than those already announced, we believe that it is possible that further plans, if implemented, could result in further restructuring and other charges for workforce reductions, asset impairments, contractual and other obligations (including facilities costs) and inventory valuation.

     In 2003, management approved plans to further restructure our operations due to difficult market conditions in the telecommunications industry. A major component of the restructuring was the outsourcing of our global manufacturing operations, which resulted in work-force reductions of approximately 500 employees, facility closures, asset disposals and the sale of the majority of our inventory to the outsourcers. Additional restructuring activities during 2003 included non-manufacturing work-force reductions and facility closures. As a result of these actions, we recorded charges for severance and related costs, asset impairments and accelerated depreciation on our manufacturing facility in North America. We also recorded charges for excess and obsolete inventories and excess purchase commitments. Our manufacturing operations in North America ceased at the end of October 2003 and international manufacturing operations ceased at the beginning of January 2004. We recorded restructuring and other charges related to all of these activities in 2003 and 2004.

     In 2002, we approved plans to restructure our operations, including a realignment of worldwide inventory levels to match customer demand, which resulted in the write-off of excess inventories and an accrual for excess inventory purchase commitments; workforce reductions; the closure and consolidation of excess facilities, including manufacturing facilities in Ronkonkoma, New York, and Shannon,

Ireland, along with the write-off of related fixed assets; and an adjustment of the reserves for excess leased facilities from our 2001 restructuring programs in light of current economic conditions.

     Below is an analysis of the restructuring and other charges recorded during 2004, 2003 and 2002 by major income statement classification:

Statements of Operations
Classification
	Description	2004	2003	2002

(In millions)
Cost of revenue	Disposal of property, plant and equipment	$5.5	$1.0	$—
	Inventory adjustments	2.3	49.4	53.2
	Excess purchase commitments	0.1	23.2	58.1
	Accelerated depreciation on buildings and equipment	—	23.7	—
	Other obligations	1.7	—	—

	Subtotal in Cost of Revenue	9.6	97.3	111.3

	Reversal of excess purchase commitments accrual	(12.0)	(1.9)	(11.6)

	Total in Cost of Revenue	(2.4)	95.4	99.7

	Total in Gross Profit	(2.4)	95.4	99.7

Operating expenses	Disposal of property, plant and equipment	13.2	22.6	67.3
	Severance and related expenses	6.6	33.7	51.3
	Consolidation of excess leased facilities	1.9	1.2	44.7
	Accelerated depreciation on buildings and equipment	—	24.8	—
	Other obligations	2.4	3.7	12.6

	Subtotal in Operating Expenses	24.1	86.0	175.9
	Proceeds from fixed asset disposals in excess of estimates	(5.2)	(5.0)	—
	Reversal of excess leased facilities accrual	(3.2)	—	(0.7)
	Reversal of severance accruals	(1.4)	(1.4)	(6.2)
	Reversal of accrual for other obligations	(0.2)	(2.4)	—

	Total in Operating Expenses	14.1	77.2	169.0

	Total Restructuring and Other Charges	$11.7	$172.6	$268.7

Disposal of property, plant and equipment

We recorded impairment charges of $18.7 million in 2004 for property, plant and equipment to be disposed of or held for sale. This charge is composed of: $4.7 million for a loss on the sale of our Bolingbrook manufacturing facilities; $7.7 million for the closure of our Montreal research and development facility; $5.5 million for U.S. research and development and manufacturing assets; and $0.8 million for property, plant and equipment sold to our manufacturing contractor as part of our international manufacturing outsourcing. We also received $5.2 million in proceeds from the sale of property, plant and equipment in excess of our original estimate.

     Our review of property, plant and equipment needs during the restructuring activities identified assets that would be sold or disposed. We recorded a loss of $23.6 million in 2003 related to the disposal of this property, plant and equipment. The property, plant and equipment consisted primarily of manufacturing equipment, lab and data equipment, and computer software. This equipment was disposed of primarily by conducting periodic open bid auctions with items sold to the highest bidders. In 2003, we reduced a reserve related to the disposal of property, plant and equipment by $5.0 million to reflect the receipt of sales proceeds in excess of our original estimates.

     We recorded charges of $67.3 million in 2002 related to equipment and leasehold improvements made excess by the closure of our manufacturing facilities in New York and Ireland and the consolidation of a number of smaller facilities.

Severance and related expenses

In the first half of 2004, we recorded additional accruals for severance and related costs of $5.0 million attributable to a change in our estimate of the number of employees to be terminated under our fourth-quarter 2003 restructuring plan and to severance and related costs

TELLABS 2004 ANNUAL REPORT / 35

pertaining to the closure of our Montreal, Canada, facility in the fourth quarter of 2003. In December 2004, we recorded an accrual for severance and related costs of $1.6 million pertaining to the Denmark workforce reduction approved toward the end of 2004. These charges were partially offset by a $1.4 million reduction of accruals for severance and related costs pertaining to certain restructuring activities that were initiated in 2003 and prior periods.

     As a result of the outsourcing of our manufacturing operations and our goal to align our employee levels with expected workforce needs, we recorded charges totaling $33.7 million for severance pay and related costs for the reduction of approximately 1,500 employees worldwide in 2003. We also reversed $1.4 million in severance accruals due to changes in the estimated severance and related costs from prior restructuring programs.

     In 2002, we reduced our workforce by approximately 2,000 employees resulting in severance and related charges of $51.3 million. We also reversed $6.2 million of severance reserves due to changes in our estimates of severance costs for restructurings in prior years.

Inventory adjustments and excess purchase commitments

In 2004, we accrued $2.3 million for the revaluation of inventories related to international manufacturing outsourcing, and increased the accrual for North America purchase commitments by $0.1 million. There was also a $12.0 million reduction of the reserve for excess purchase commitments in 2004 due to a favorable settlement with a vendor.

     Due to a slowdown in customer spending levels during 2003 and 2002, and a review of our inventory levels during outsourcing activities, we wrote down the value of our inventories and related non-cancelable inventory purchase commitments for excess amounts. Included in product cost of goods sold for 2003 were net charges of $70.7 million related to the write-down of inventories and accruals for non-cancelable inventory purchase commitments. North American manufacturing outsourcing resulted in a $7.4 million charge, international manufacturing outsourcing resulted in a $10.9 million charge, and $52.4 million was recorded prior to manufacturing outsourcing to write down excess and obsolete inventory and accrue for non-cancelable inventory purchase commitments. Net charges for 2002 were $53.2 million for excess and obsolete inventory and a net $46.5 million for excess purchase commitments. The inventory adjustments were recorded as a reduction to inventory, while the reserve for excess non-cancelable purchase commitments was recorded to accrued restructuring and other charges.

Consolidation of excess leased facilities

In 2004, we accrued $1.9 million for costs associated with the consolidation of excess leased facilities. This amount included accruals for our Montreal research and development office, which we closed in the first quarter of 2004. There was also a reduction of $3.2 million for excess facilities accruals relating to final settlement of obligations associated with previously vacated facilities and favorable subleasing activity in North America.

     Also as a result of the outsourcing of our manufacturing operations, we recorded $1.2 million in charges related to the consolidation of excess facilities in 2003.

     In 2002, we recorded $23.6 million net charges for lease costs for facilities closures, including our manufacturing facility in Ronkonkoma, New York, two research facilities in Virginia and numerous smaller offices. We also recorded additional reserves of $20.4 million for facilities vacated in prior years due to a decline in the real estate sublease market.

Accelerated depreciation on building and equipment

During 2003, due to a change in the estimated lives of certain buildings and equipment because of the outsourcing of our North American manufacturing operations, we recorded $48.5 million in accelerated depreciation on the related buildings and equipment. Of this amount, $23.7 million was charged to cost of revenue during the year with the remaining $24.8 million charged to operating expenses.

Other obligations

We accrued $2.4 million for contract termination costs in 2004 because we failed to meet certain contractual requirements related to volume usage. In addition, we accrued $1.7 million in wage transition charges related to outsourcing our international manufacturing operations. We also reduced a previously established accrual of $0.2 million for software licenses.

     In 2003, we recorded $3.7 million in charges for other obligations that arose as a direct result of our 2003 restructuring activities. These charges represent non-cancelable agreements for software licenses that have been deemed excess due to workforce reductions and product roadmap changes.

     Charges for 2002 included $4.7 million to write down the value of our facility in Ireland, $4.3 million for repayment of local incentive grants and $3.6 million for other fees.

     Of the remaining $46.4 million accruals as of December 31, 2004, $13.4 million is classified as short-term as it is expected to be paid in the next 12 months. The long-term balance of $33.0 million will be paid over the remaining terms of the facility leases, which expire at various times through 2011.

     Of the $109.6 million accruals as of January 2, 2004, $64.8 million was classified as short-term as it was expected to be paid in the next 12 months. The long-term balance of $44.8 million was primarily related to excess facilities, and was expected to be paid over the remaining lease terms through 2011.

     The following table displays our restructuring and other charges activity during 2004 and the status of the reserves at December 31, 2004:

	Balance	Additional	Cash	Non-Cash	Balance
Description of reserve	1/2/04	Reserves	Activity	Activity	12/31/04

(In millions)
Consolidation of excess leased facilities	$54.8	$1.9	$(12.1)	$(2.8)	$41.8
Inventory write-offs	—	2.3	—	(2.3)	—
Excess purchase commitments	38.4	0.1	(20.6)	(17.7)	0.2
Severance and related expenses	13.5	6.6	(16.2)	(1.9)	2.0
Disposal of property, plant and equipment	—	18.7	—	(18.7)	—
Other obligations	2.9	4.1	(2.8)	(1.8)	2.4

	$109.6	$33.7	$(51.7)	$(45.2)	$46.4

     The following table displays our restructuring and other charges activity during 2003 and the status of the reserves at January 2, 2004:

	Balance	Additional	Cash	Non-Cash	Balance
Description of reserve	12/27/02	Reserves	Activity	Activity	1/2/04

(In millions)
Consolidation of excess leased facilities	$81.8	$1.2	$(28.9)	$0.7	$54.8
Inventory write-offs	—	49.4	—	(49.4)	—
Excess purchase commitments	30.0	23.2	(16.2)	1.4	38.4
Severance and related expenses	9.5	33.7	(29.1)	(0.6)	13.5
Disposal of property, plant and equipment	—	23.6	—	(23.6)	—
Accelerated depreciation	—	48.5	—	(48.5)	—
Other obligations	9.6	3.7	(10.0)	(0.4)	2.9

	$130.9	$183.3	$(84.2)	$(120.4)	$109.6

4. Business Combinations

On December 30, 2004, we acquired Vinci Systems, a privately held developer of Optical Networking Terminals for Fiber to the Premise access systems. Under the terms of the agreement, we will pay up to $52.5 million in cash and restricted Tellabs stock related to the acquisition of Vinci. This acquisition enables us to deliver a more cost-effective fiber access solution. In-process research and development costs of $13.1 million related to this acquisition were expensed in 2004 based on a preliminary appraisal.

     On November 30, 2004, we acquired 100% of the outstanding common stock of AFC, a leader in access products, for 0.504 shares of our common stock and $12.00 in cash for each AFC share, for a total value of approximately $1.6 billion ($794.5 million, net of cash acquired) plus liabilities assumed. We issued approximately 44.8 million shares of our common stock for the acquisition, with the cash portion financed with U.S.-based cash and cash equivalents, including AFC’s. AFC’s products enable carriers to provide voice, video and high-speed Internet access over a single network infrastructure. By acquiring AFC, Tellabs became the industry leader in the broadband access market, a market in which Tellabs had not previously been a significant participant. In addition, Tellabs believes that its international distribution channels and deep relationships with regional Bell operating companies will provide growth opportunities for both Tellabs and AFC products not achievable as stand-alone companies. Goodwill and intangible assets from this acquisition were $537.4 million and $185.2 million, respectively. The intangible assets, excluding in-process research and development, will be amortized on a straight-line basis over a weighted average amortization period of seven years. In-process research and development costs of $89.0 million were expensed in 2004.

     Components of the purchase price were as follows:

(In millions)

Cash paid to AFC stockholders	$1,067.5
Fair value of Tellabs common stock issued	419.7
Fair value of stock options converted	143.6
Acquisition costs	7.9

1,638.7
Deferred compensation	(4.2)

Purchase price	$1,634.5

TELLABS 2004 ANNUAL REPORT / 37

     The value of our common stock issued for the acquisition was determined based on an average of our stock price three days before and three days after September 7, 2004, the date of the revised merger agreement. The Black-Scholes option valuation model was used to determine the fair value of the Tellabs stock options exchanged. The deferred compensation represents the intrinsic value of the unvested AFC stock options on the acquisition date, which will be recognized over the remaining vesting period of the options.

     The purchase price allocation for AFC has not been finalized pending completion of appraisals. A preliminary allocation of the purchase price is as follows:

(In millions)

Cash, cash equivalents and marketable securities	$840.0
Other marketable securities – Cisco stock	198.0
Other current assets	122.7
Property, plant and equipment	61.3
Goodwill	537.4
Intangible assets: backlog/leasehold estates/customer relationships	28.2
Intangible assets: Developed technology	66.0
Intangible assets: Trade name	2.0
Purchased in-process research and development costs	89.0
Other long-term assets	32.9

Total assets	1,977.5

Cisco stock loan	198.0
Other current liabilities	117.2
Other long-term liabilities	27.8

Total liabilities	343.0

Purchase price	$1,634.5

     The pro forma results of operations for 2004 and 2003 as though AFC had been acquired at the beginning of the respective periods are as follows:

	(Unaudited)
	Year ended	Year ended
(In millions, except per-share amounts)	12/31/04	1/2/04

Revenue	$1,665.9	$1,498.5

Net earnings (loss)	46.4	(236.7)

Earnings (loss) per share – basic	$0.10	$(0.52)

Earnings (loss) per share – diluted	0.10	(0.52)

     In June 2003, we acquired 100% of the outstanding preferred and common stock of Vivace Networks, Inc., a developer of flexible, high performance multi-service routers, for $130.3 million ($122.6 million, net of cash acquired) plus liabilities assumed. We believe this acquisition brings two complementary products that enable us to expand into the high-growth global service provider multi-service router market. Goodwill and intangible assets from this acquisition were $93.5 million and $37.5 million, respectively. The intangible assets are being amortized over a seven-year useful life using the straight-line method.

     We have entered into an employee retention incentive program which will award shares of our stock worth $10.0 million to eligible employees if certain employment targets are met over a two-year timeframe. The cost of this program will be recognized ratably over the two-year time period.

     Components of the purchase price were as follows:

(In millions)

Cash paid to Vivace stockholders	$124.6
Fair value of stock options exchanged	6.4
Acquisition costs	0.7

131.7
Deferred compensation	(1.4)

Purchase price	$130.3

     The Black-Scholes option valuation model was used to determine the fair value of the Tellabs stock options exchanged. The deferred compensation represents the intrinsic value of the unvested Vivace stock options on the acquisition date, which will be recognized over the remaining vesting period of the options.

     The allocation of the purchase price is as follows:

(In millions)

Goodwill	$93.5
Intangible assets subject to amortization—developed technology	37.5
Other assets	16.7

Total assets	147.7

Total liabilities	17.4

Purchase price	$130.3

     In January 2002, we acquired 100% of the outstanding voting stock of Ocular Networks, Inc. (“Ocular”), a developer of optical solutions for the metropolitan (“metro”) optical networking market, for $323.0 million. We believed that by acquiring Ocular it extended the addressable market for our products within the metro optical network. Ocular’s product offerings complement our offerings by focusing on small to mid-size tier 2 and 3 central offices, a market opportunity that has previously not been addressed by us. Goodwill and intangible assets from this acquisition were $267.1 million and $69.8 million, respectively. The intangible asset is being amortized over a 10-year useful life using the straight-line method. In-process research and development costs of $5.4 million were expensed during the first quarter of 2002.

     Components of the purchase price were as follows:

(In millions)

Cash paid to Ocular stockholders	$278.5
Fair value of stock options exchanged	42.9
Payable to former Ocular restricted stockholders	28.5
Acquisition costs	2.4

352.3
Deferred compensation	(29.3)

Purchase price	$323.0

     The Black-Scholes option valuation model was used to determine the fair value of the Tellabs stock options exchanged. The deferred compensation represents the intrinsic value of the unvested Ocular stock options on the acquisition date, which will be recognized over the remaining vesting period of the options. Also included in the purchase price was a payable of $28.5 million to former holders of restricted Ocular stock awards that were given to certain key employees. On the acquisition date, the restricted stock award holders exchanged these awards for the right to receive $28.5 million in cash, which we agreed to pay out either immediately, if certain pre-defined conditions were met, or over the original vesting period of the awards. All of this liability has been paid as of January 2, 2004.

     The allocation of the purchase price is as follows:

(In millions)

Goodwill	$267.1
Intangible assets subject to amortization—developed technology	64.4
Purchased in-process research and development costs	5.4
Fair value of assets acquired	8.2

Total assets	345.1

Total liabilities	22.1

Purchase price	$323.0

     These acquisitions were accounted for under the purchase method of accounting. The operating results of the businesses have been included in the accompanying consolidated results of operations from their date of acquisition. Pro forma combined results of operations assuming the acquisitions had occurred at the beginning of the year are not presented for Vinci, Vivace and Ocular as they would not differ materially from reported results. In addition, we estimate that $157.9 million of goodwill will be deductible for tax purposes.

5. Goodwill and Intangible Assets

During the first quarter of 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 eliminates the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives, which range from approximately 1 year to 13 years, on a straight-line basis. The weighted average amortization period is 7 years for all intangible assets, 6 years for developed technology, 12 years for customer relationships and backlog, 7 years for leasehold estates and less than 1 year for trade names and trademarks.

     During the fourth quarter of 2004, we recorded a charge of $47.2 million for the impaired developed technology and other assets related to the Tellabs 5500 NGX transport switch product, which we acquired as part of the Ocular acquisition, based on reduced cash flow estimates. Of the total charge, $45.6 million was to write off all of the remaining developed technology asset. Also during the fourth quarter of 2004, we wrote off all of the $102.1 million based on the preliminary estimates of the value of purchased in-process research and development assets from our acquisitions of AFC and Vinci as required by GAAP.

TELLABS 2004 ANNUAL REPORT / 39

     The gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

(In millions)	As of 12/31/04			As of 1/2/04
	Gross	Accumulated		Gross	Accumulated
	Assets	Amortization	Net	Assets	Amortization	Net

Developed technology	$153.5	$26.6	$126.9	$124.9	$17.1	$107.8
Customer relationships/backlog	34.2	0.8	33.4	—	—	—
Trade name/trademarks	2.0	0.4	1.6	—	—	—
Leasehold estates	(6.0)	(0.1)	(5.9)	—	—	—

Total	$183.7	$27.7	$156.0	$124.9	$17.1	$107.8

     The estimated amortization expense for each of the next five years is as follows:

(In millions)

2005	$37.0
2006	$26.5
2007	$22.6
2008	$22.3
2009	$18.7

6. Investments

Marketable securities are accounted for at market prices, with the unrealized gain or loss, less deferred income taxes, shown as a separate component of stockholders’ equity. Realized gains and losses are based on specific identification of the security sold. At December 31, 2004, and January 2, 2004, available-for-sale marketable securities consisted of the following:

	Amortized	Unrealized	Market
(In millions)	Cost	Gain/(Loss)	Value

2004
U.S. government and agency debt obligations	$531.2	$(3.2)	$528.0
Corporate debt obligations	187.1	(1.6)	185.5
Foreign government obligations	64.4	0.3	64.7
Preferred and common stocks	45.7	(0.7)	45.0
Foreign bank obligations	0.1	—	0.1

	$828.5	$(5.2)	$823.3

2003
U.S. government and agency debt obligations	$377.9	$0.9	$378.8
Corporate debt obligations	253.2	0.5	253.7
Foreign government obligations	172.2	(0.6)	171.6
Preferred and common stocks	46.1	1.6	47.7
Foreign bank obligations	25.3	—	25.3

	$874.7	$2.4	$877.1

     The contractual maturities of our available-for-sale debt securities at December 31, 2004, are $103.9 million less than one year, $534.3 million more than one year to three years and $140.2 million after three years.

     As a result of our acquisition of AFC we acquired the 10.6 million shares of Cisco common stock that AFC owned as a result of its investment in privately held Cerent Corporation, which was acquired by Cisco in 1999. The shares are presented as Other marketable securities –Cisco stock in the current assets portion of our balance sheet as of December 31, 2004. In 2000, AFC entered into two three-year hedge contracts, pledging all of the Cisco stock to secure the obligations under the contracts. When the hedge contracts matured in 2003, AFC entered into stock loan agreements with a lender, borrowing 10.6 million shares of Cisco stock to settle hedge contracts on the Cisco stock. The fair value of those stock loans is reflected as a current liability on our balance sheet as of December 31, 2004. The value of both the asset and liability move in tandem with each other since each is based upon the number of shares we hold at the current stock price. There are fees associated with the stock loan agreement which have been approximately $1.0 million per year.

     In addition to the above investments, we maintain investments in start-up technology companies and partnerships that invest in start-up technology companies. These investments are recorded in Other Assets at cost. At December 31, 2004, and January 2, 2004, these investments totaled $5.8 million and $15.0 million, respectively.

     We conduct a quarterly review of each investment in our portfolio, including historical and projected financial performance, expected cash needs and recent funding events. Other-than-temporary impairments are recognized if the market value of the investment is below its cost basis for an extended period of time or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. Other-than-temporary impairments were $11.2 million for the year ended December 31, 2004, $3.3 million for the year ended January 2, 2004, and $29.6 million for the year ended December 27, 2002. These charges are included in Other Expense in the Consolidated Statements of Operations.

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

     We enter into derivative foreign exchange contracts only to the extent necessary to meet our overall goal of minimizing nonfunctional foreign currency exposures. We do not enter into hedging transactions for speculative purposes.

     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, all forward exchange contracts are recorded on the balance sheet at fair value. Forward foreign exchange contracts receivable are included in other current assets, while forward foreign exchange contracts payable are included as part of accrued liabilities in the Consolidated Balance Sheet.

Changes in the fair value of these instruments are included in earnings, as part of other income and expense, in the current period. We had a net gain of $14.4 million, $17.0 million, and $5.5 million on forward exchange contracts in 2004, 2003 and 2002, respectively. Our current hedging practices do not qualify for special hedge accounting treatment as prescribed in SFAS No. 133 since hedges of existing assets or liabilities that will be re-measured with changes in fair value reported currently in earnings are specifically excluded.

     Derivative financial instruments involve elements of market and credit risk not recognized in the financial statements. The market risk that results from these instruments relates to changes in the foreign currency exchange rates, which is generally offset by movements in the value of the underlying assets or liabilities being held. Credit risk relates to the risk of nonperformance by a counterparty to one of our derivative contracts. We do not believe there is a significant credit risk associated with our hedging activities because the counterparties are all large international financial institutions with high credit ratings. In addition, we also limit the aggregate notional amount of agreements entered into with any one financial institution in order to mitigate credit risk.

     Our net foreign currency exposure is diversified among a broad number of currencies. The notional amounts reflected in the table that follows represent the U.S. dollar values of the agreed-upon amounts that will be delivered to a third party on the agreed-upon date:

	Notional Value
	of Forward	Fair Value of
(In millions)	Contracts	Forward Contracts

Forward contracts at December 31, 2004:
Related forward contracts to sell foreign currencies for Euro	$113.1	$8.6
Related forward contracts to buy foreign currencies for Euro	8.5	—
Related forward contracts to sell foreign currencies for Danish kroner	8.9	—
Related forward contracts to sell foreign currencies for British pound	16.3	—
Related forward contracts to sell foreign currencies for U.S. dollar	19.7	—
Related forward contracts to buy foreign currencies for U.S. dollar	14.1	—
Related forward contracts to buy foreign currencies for Thai baht	1.4	—

Total	$182.0	$8.6

Forward contracts at January 2, 2004:
Related forward contracts to sell foreign currencies for Euro	$96.7	$0.1
Related forward contracts to buy foreign currencies for Euro	1.3	—
Related forward contracts to sell foreign currencies for Danish kroner	5.8	—
Related forward contracts to sell foreign currencies for British pound	17.6	(0.1)
Related forward contracts to buy foreign currencies for British pound	0.4	—
Related forward contracts to buy foreign currencies for U.S. dollar	3.9	—
Related forward contracts to sell foreign currencies for U.S. dollar	59.0	—
Related forward contracts to buy foreign currencies for Brazilian reis	0.4	—
Related forward contracts to sell foreign currencies for Canadian dollar	36.7	.2
Related forward contracts to buy foreign currencies for Thai baht	3.1	—

Total	$224.9	$0.2

Pursuant to our policy, we entered into most of the above contracts immediately prior to the respective year-ends. Accordingly, the carrying value of such contracts at December 31, 2004, and January 2, 2004, approximates fair value.

TELLABS 2004 ANNUAL REPORT / 41

8. Assets Held for Sale and Loss on Sale of Real Estate

In 2003, as a result of a plan to consolidate facilities and reduce expenses, we vacated one of our buildings in Vitikka, Finland, and began to actively market it for sale. There was no loss recognized at the time the Vitikka facility qualified as held for sale under FAS 144, as the net book value of $2.8 million was below the market price less estimated costs to sell. We expect to locate a buyer and complete a sale of the building in 2005.

     In 2003, we determined that the main manufacturing and office facility located in Bolingbrook, Illinois, was no longer needed because we had committed to outsource our North American manufacturing operations. As a result of that decision, we changed the estimated useful life of the facility and recognized additional depreciation expense of $38.4 million, bringing the net book value of the asset to the fair value less cost to sell of $6.1 million. $24.8 million of the additional depreciation expense was included in operating expenses, and $13.6 million was included in cost of revenue in our statement of operations for 2003. In 2004, we determined that, due to excess capacity, we would sell the facility we use for order assembly and shipment in Bolingbrook, Illinois, and lease back a portion of the facility. As a result of this decision, we recognized a loss of $4.7 million to write down the asset to the fair value less cost to sell of $9.2 million. This loss was included in cost of revenue in our statement of operations for 2004. We sold both of the Bolingbrook, Illinois, facilities in a single transaction in 2004. (See further discussion in Note 3.)

     As a result of prior restructuring plans, we committed to sell facilities in Lisle, Illinois, and Round Rock, Texas, with carrying amounts at the end of 2002 totaling $13.1 million. The carrying value of the land, buildings and leasehold improvements approximated their fair value less costs to sell, which was determined based on the quoted market prices of similar assets; therefore, no impairment loss was recorded in 2002. In 2003, it was determined that neither property could be sold at the current book value, and $4.8 million of impairment charges were recorded. In 2004, a further impairment of the Round Rock facility was recorded for $0.8 million. These impairment losses were included in operating expenses in our statements of operations for 2003 and 2004. Both the Lisle, Illinois, and Round Rock, Texas, facilities were sold in 2004.

     In addition, during the fourth quarter of 2004, we sold an office building for a $21.1 million loss in Denmark and entered into a one-year lease for a portion of the space.

     As of December 31, 2004, the total carrying value of properties held for sale was $2.8 million, as only the Vitikka property remains to be sold. As of January 2, 2004, the total carrying value of properties held for sale was $18.2 million. These balances are included in the Miscellaneous Receivables and Other Current Assets in both of the Consolidated Balance Sheets.

9. Product Warranties

We offer warranties for all of our products. The specific terms and conditions of those warranties vary depending upon the product sold. We provide a basic limited warranty, including parts and labor, for all products other than Access products for a period ranging from 1 to 5 years. The basic limited warranty for Access products covers parts and labor for periods ranging from 1 to 10 years.

     Factors that enter into the estimate of our warranty liability include the number of units shipped, historical and anticipated rates of warranty claims, and cost per claim. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. On the Consolidated Balance Sheets, the short-term portion of the warranty reserve is included in Other Current Liabilities, while the long-term portion is included in Other Long-Term Liabilities. Our product warranty liabilities are as follows:

(In millions)	12/31/04	1/2/04	12/27/02

Balance at beginning of year	$19.5	$13.9	$14.4
AFC warranty liability acquired in acquisition	24.8	—	—
Accruals for product warranties	6.3	11.6	8.5
Settlements	(9.4)	(6.0)	(9.0)

Balance at end of year	$41.2	$19.5	$13.9

Balance sheet classification at end of year

Other current liabilities	$21.2	$6.4	$6.2
Other long-term liabilities	20.0	13.1	7.7

Total product warranty liabilities	$41.2	$19.5	$13.9

10. Employee Stock Plans

At December 31, 2004, we had 15 stock-based compensation plans with options still outstanding. Under these plans, we typically grant options to purchase our common stock, or restricted shares, at no less than 100% of the market price on the date granted. Options and restricted shares granted in 2004 and 2003 generally become exercisable on a cumulative basis at a rate of 20% on each of the first two annual anniversaries and 60% on the third anniversary of the grant date and have a maximum term of 10 years. Prior to 2003, options generally became exercisable on a cumulative basis at a rate of 25% on each of the first through fourth anniversaries of the grant date. AFC options that converted to Tellabs options from the acquisition vest over three to four years with a maximum term of 10 years. A total of 251,927,574 shares was authorized for grant under the plans of which

39,087,402 remain available for grant. Certain plans also provide for the granting of stock appreciation rights (SARs) in conjunction with, or independently of, the options under the plans. The SARs are typically assigned 10-year terms. At December 31, 2004, there were 131,200 SARs outstanding under the plans. At December 31, 2004, the exercise prices of our outstanding SARs ranged from $4.07 to $70.06.

     A summary of the status of our option plans as of December 31, 2004, January 2, 2004, and December 27, 2002, and of changes during the years ending on these dates is presented in the following chart:

	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding—beginning of year	41,240,918	$19.35	42,333,868	$22.49	37,926,204	$30.95
Granted/converted	34,339,304 *	$10.93	10,374,119	$6.57	16,781,435	$5.23
Exercised	(2,331,337)	$3.84	(2,409,640)	$2.57	(2,144,053)	$1.35
Forfeited	(6,037,615)	$22.76	(9,057,429)	$23.31	(10,229,718)	$29.98

Outstanding—end of year	67,211,270	$15.28	41,240,918	$19.35	42,333,868	$22.49

Exercisable at end of year	40,415,004		20,450,233		17,278,637
Available for grant	39,087,402		24,701,201		25,688,260

Weighted average fair value of options granted during the year	$5.49		$4.15		$4.31

*AFC stock options as of the acquisition date were converted into our stock options. We issued 29,728,119 options with a weighted average exercise price of $11.19 as of that date.

     In 2004, 609,000 restricted shares were granted under this program (including 103,000 shares relating to the AFC acquisition). Compensation expense is recognized on a straight-line basis over the vesting period and is based on the market price of Tellabs stock on the date of grant.

     In addition to the plans discussed above, we maintain an employee stock purchase plan. Under the plan, employees elect to withhold a portion of their compensation to purchase our common stock at fair market value. We match 15% of each employee’s withholdings, which increases their compensation for payroll tax purposes. Compensation expense is recognized for the amount that we contribute to the plan through our matching of participant withholdings.

     We have a program to award shares of our common stock to employees in recognition of their past service. Each full-time employee who has worked for a continuous 5-, 10-, 15-, 20-, 25- or 30-year period is awarded 10, 15, 25, 50, 75 or 100 shares, respectively. When an employee stock award is granted, compensation expense is charged for the fair market value of the shares issued.

TELLABS 2004 ANNUAL REPORT / 43

     Options outstanding and exercisable as of December 31, 2004, by price range are as follows:

		Outstanding		Exercisable
		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Range of	Outstanding	Contractual	Exercise	Exercisable	Exercise
Exercise Prices	As of 12/31/2004	Life	Price	As of 12/31/2004	Price

$ 0.03- $ 6.50	10,669,370	7.0	$5.15	6,467,435	$4.66
$ 6.56- $12.60	35,762,471	8.0	$9.08	15,640,620	$9.46
$12.69- $20.35	10,343,719	5.5	$16.18	8,362,786	$16.35
$20.42- $27.75	3,058,883	4.5	$24.37	3,046,389	$24.37
$29.25- $34.28	426,799	5.3	$31.52	400,072	$31.47
$35.11- $42.57	322,848	5.3	$39.53	295,951	$39.56
$45.06- $50.31	2,195,789	5.8	$49.91	1,770,360	$49.81
$51.69- $58.50	539,663	4.8	$53.54	539,663	$53.54
$59.25- $65.63	3,801,803	5.2	$61.75	3,801,803	$61.75
$70.06- $70.63	89,925	5.1	$70.46	89,925	$70.46

	67,211,270	7.0	$15.28	40,415,004	$19.09

11. Employee Benefit and Retirement Plans

Our employees may voluntarily participate in the Tellabs Advantage Program and upon meeting eligibility requirements, we will match (dollar-for-dollar) up to the first 4% (from July 1, 2003 - December 31, 2004) or 3% (from January 1, 2003 - June 30, 2003) of the employee’s compensation. Both employee and employer contributions are immediately vested. The investment election for the employee’s contribution is employee-driven and our match follows this election. In addition, the employee may elect to change this investment election and reallocate assets on a daily basis. Although the Tellabs Stock Fund is one of several funds offered to participants, at no time do we direct the investment of an employee’s contribution or our match into any one fund offered under the program. We maintain similar plans for the benefit of eligible employees at our Finland and Denmark subsidiaries.

     Until July 1, 2003, we contributed to a retirement plan under the program consisting of a money purchase plan and a profit-sharing plan for which, upon meeting eligibility requirements, all employees become eligible participants. Each quarter, we contributed an amount equal to 5% of a participant’s quarterly salary, subject to the terms set forth in the program. This quarterly contribution was entirely funded by us. Of the 5% contribution, 4.5% was deposited into a money purchase plan and invested per the participant’s direction into the funds offered under the program with the exception of the Tellabs Stock Fund. The participant may not direct any portion of this 4.5% into the Tellabs Stock Fund. Participants were allowed to change their money purchase plan investment elections at any time and may continue to reallocate the investments among the same funds available under the program (with the exception of the Tellabs Stock Fund) on a daily basis. Contributions to the profit-sharing plan were suspended as of July 1, 2003.

     The investment of the remaining 0.5% of this quarterly 5% contribution (10% of our retirement contribution) was deposited into the profit-sharing plan and was directed by us into the Tellabs Stock Fund and still may not be reallocated unless the participant is age 55 or older. Contributions to the profit-sharing plan were suspended as of July 1, 2003.

     Effective July 1, 2003, we instituted a Discretionary Company Contribution. This contribution is declared by the Board of Directors and is funded entirely by us. The amount of the contribution is based on a percent of pay for a specific period as declared by the Board. All full-time active employees are immediately eligible to receive this contribution and the investment of these funds follows the participants’ elections on file for the program. This contribution is immediately vested. The Board of Directors declared a 2% contribution for the third and fourth quarters of 2003 and for each quarter of 2004.

     Our contributions to these programs were $18.8 million, $25.9 million and $22.9 million for 2004, 2003 and 2002, respectively.

     We provide a deferred income plan that permits certain officers and management employees to defer portions of their compensation. All deferrals prior to September 2, 2001, are guaranteed a fixed return. In September 2001, the plan was amended to offer multiple investment funds whose investment returns are based on market performance; therefore, all deferrals on or after September 2, 2001, also can be transferred into the amended plan and invested in the new fund options. Funds invested prior to September 2, 2001, also can be transferred into the amended plan. The deferred income obligation is included in Other Long-Term Liabilities and adjusted, with a corresponding charge (or credit) to compensation expense, to reflect changes in the fair value of the amount owed to the employee. We fund any payments from the deferred income plan from our investment in corporate-owned life insurance policies. The cash surrender value of such policies is recorded in Other Assets.

     We maintain a defined-benefit retiree medical plan. Under the plan, which was implemented in 1999, we provide qualified retirees with a subsidy to offset their medical costs and allow the retirees to participate in the Company-sponsored healthcare plan. In 2004, no contribution was made and in 2003 and 2002, $2.0 million and $2.4 million were contributed, respectively, to our defined-benefit retiree medical plan.

     The following table summarizes plan assets, obligations, and assumptions of the retiree medical plan as of December 31, 2004 and December 31, 2003:

(In millions)	2004	2003

Change in benefit obligation
Accumulated postretirement benefit obligation at beginning of year	$8.6	$7.9
Service cost	0.7	0.9
Interest cost	0.5	0.5
Plan amendments	—	—
Actuarial (gain) loss	(1.1)	1.6
Benefits paid	(0.3)	(0.3)
AFC acquisition	2.7	—
Curtailment	—	(2.0)
—
Accumulated postretirement benefit obligation at end of year	$11.1	$8.6

Change in plan assets
Assets at fair value at beginning of year	$8.5	$6.4
Return on plan assets	0.1	0.1
Company contributions	—	2.0
Benefits paid	—	—

Assets at fair value at end of year	$8.6	$8.5

(In millions)	2004	2003

Reconciliation of (accrued) prepaid cost
Funded status of the plan	$(2.5)	$(0.1)
Unrecognized prior service cost	1.5	1.6
Unrecognized net loss	0.4	1.2

(Accrued) prepaid cost	$(0.6)	$2.7

Components of net periodic benefit cost
Service cost	$0.7	$0.9
Interest cost	0.5	0.5
Expected return on assets	(0.4)	(0.4)
Amortization of:
Unrecognized prior service cost	—	0.2

Net periodic postretirement benefit cost	$0.8	$1.2
Additional costs due to restructure Special termination benefits	—	0.2

Total cost for the year	$0.8	$1.4

     We incurred additional costs of $0.2 million in 2003 for certain extra benefits paid to terminated or retired employees. We expect to contribute $0.8 million to our retiree medical plan in 2005.

     We amortize the prior service cost using a straight-line method over the average remaining years of service to full eligibility for benefits of the active retiree medical plan participants.

Weighted average assumptions	2004	2003

Discount rate used to determine benefit costs	6.00%	6.75%
Discount rate used to determine benefit obligation	6.00%	6.00%
Expected long-term rate of return on assets	5.00%	5.00%

     There is no trend rate assumption required for this plan, because all liabilities are related to a fixed-dollar subsidy, and are not related to medical claims. Therefore, any change in future medical inflation trends or assumptions will have no effect on the liabilities of this plan.

     The plan’s assets are invested 100% in fixed-income securities. Historical markets are studied and long-term historical relationships between equities and fixed-income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The

TELLABS 2004 ANNUAL REPORT / 45

long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

     The following table presents estimated future benefit payments for the retiree medical plan as of December 31, 2004:

(In millions)

2005	$0.3
2006	0.3
2007	0.3
2008	0.3
2009	0.4
2010–2014	2.4

12. Income Taxes

Components of the company’s (loss) earnings before income taxes are as follows:

	Year Ended	Year Ended	Year Ended
(In millions)	12/31/04	1/2/04	12/27/02

Domestic source	$(47.3)	$(250.8)	$(330.2)
Foreign source	37.1	6.1	2.4

Loss before income tax	$(10.2)	$(244.7)	$(327.8)

     The provision for income tax (expense) benefit consists of the following:

	Year Ended	Year Ended	Year Ended
(In millions)	12/31/04	1/2/04	12/27/02

Current:
Federal	$0.6	$5.7	$132.3
State	(0.4)	(0.4)	1.4
Foreign	(8.2)	(17.1)	(26.2)

	(8.0)	(11.8)	107.5

Deferred:
Federal	—	—	(89.1)
State and foreign	(11.6)	14.9	(3.7)

	(11.6)	14.9	(92.8)

Income tax (expense) benefit	$(19.6)	$3.1	$14.7

     Deferred tax assets (liabilities) for 2004 and 2003 are composed of the following:

	Ending Balance	Ending Balance
(In millions)	12/31/04	1/2/04

Deferred tax assets
NOL and tax credit carryforwards	$177.6	$195.6
Inventory reserves	14.4	22.2
Accrued liabilities	35.5	11.6
Deferred compensation plan	7.9	7.9
Deferred employee benefit expenses	13.4	5.0
Fixed assets and depreciation	—	10.4
Restructuring accruals	17.5	36.2
Amortizable intangibles	2.0	—
Unrealized loss on marketable securities	2.1	—
Other	—	5.8

Gross deferred tax assets	270.4	294.7

Deferred tax liabilities
Amortizable intangibles	—	(25.3)
Unrealized gain on marketable securities	(198.1)	(1.0)
Fixed assets and depreciation	(21.4)	—
Other	(4.3)	(0.7)

Gross deferred tax liabilities	(223.8)	(27.0)

Valuation allowance	(38.9)	(251.4)
Net deferred tax asset	$7.7	$16.3

     Federal income taxes at the statutory rate are reconciled with the company’s income tax provision as follows:

	Year Ended	Year Ended	Year Ended
(In percentages)	12/31/04	1/2/04	12/27/02

Statutory U.S. income tax rate	(35.0)%	(35.0)%	(35.0)%
State income tax, net of federal benefits	4.1	1.4	1.7
Research and development credit	—	—	(0.7)
Foreign earnings taxed at different rates	91.6	0.4	9.0
Loss on investment in securities	—	(2.5)	—
(Loss) gain on investment in subsidiary	—	0.6	(5.1)
Valuation allowance on net deferred tax assets	(267.9)	30.8	25.4
Assessments related to prior year tax matters	17.8	2.8	—
Write-off of in-process research and development	352.2	—	—
Nondeductible stock compensation expense	33.9	—	—
Other, net	(4.5)	0.2	0.2

Effective income tax rate	192.2%	(1.3)%	(4.5)%

     The net deferred income tax asset decreased from $16.3 million at January 2, 2004, to $7.7 million at December 31, 2004. The $8.6 million change in the net deferred tax balance is primarily attributable to utilization of net operating losses in foreign jurisdictions. Our net deferred tax asset includes a deferred tax liability of $198.1 million representing taxes that will be due on certain hedge contract gains upon termination of our Cisco stock loans.

Deferred Tax Valuation Allowance

SFAS No. 109, Accounting for Income Taxes, requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Prior to December 27, 2002, we established valuation allowances only for future tax benefits from certain state net operating losses, credits with relatively short carryforward periods, and certain foreign net operating losses. At December 27, 2002, we determined it appropriate to establish a full valuation allowance against our remaining net U.S. deferred tax assets. For the year ended December 31, 2004, we continued to maintain a full valuation allowance on our net U.S. deferred tax assets. Until an appropriate level of profitability is attained, we expect to continue to record a full valuation allowance on our net deferred tax assets related to future U.S. and certain non-U.S. tax benefits.

     During 2004, the valuation allowance maintained against our net U.S. deferred tax asset was reduced as a result of deferred tax liabilities of $177.2 million and $9.9 million recorded in accounting for the purchase of AFC and Vinci. The reduction in the valuation allowance was credited against goodwill recorded with respect to these acquisitions, and did not impact our tax expense.

Summary of Carryforwards

We have carryforward U.S. federal and state net operating losses and research and development credits. The value of these assets decreased from $174.4 million as of January 2, 2004, to $165.4 million as of December 31, 2004. This decrease was primarily attributable to utilization of net operating losses in 2004. The state net operating loss carryforwards and credits will expire at various dates between 2005 and 2023, a majority of which will expire between 2012 and 2023. The federal net operating loss and R&D tax credit carryforwards will expire at various dates between 2020 and 2023.

     We have net operating loss carryforwards relating to certain non-U.S. subsidiaries for which a full valuation allowance has been previously established. The value of these assets was $9.6 million at December 31, 2004, compared with $9.4 million at January 2, 2004. We also have net operating losses relating to other non-U.S. subsidiaries for which deferred tax assets exist that are not reduced by a valuation allowance. The value of these assets was $2.6 million at December 31, 2004, compared with $11.8 million at January 2, 2004. The non-U.S. net operating loss carryforwards will expire at various dates between 2005 and 2013.

Investment in Foreign Operations

Deferred U.S. income taxes and foreign withholding taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be permanently reinvested in those operations. The undistributed cumulative earnings of foreign subsidiaries that are considered permanently reinvested outside the U.S. were $664.5 million at December 31, 2004.

     The American Jobs Creation Act of 2004 (the “AJCA”), signed into law in October 2004, includes a provision that allows Tellabs to elect to claim a special one-time dividend received deduction with respect to a qualifying cash repatriation from its foreign subsidiaries. We are evaluating

TELLABS 2004 ANNUAL REPORT / 47

the potential benefits of making this election with respect to a cash repatriation of between $0 and $600.0 million. We expect to complete our evaluation subsequent to enactment of anticipated Technical Corrections legislation. Through the end of 2004, preliminary estimates indicate that Tellabs would owe approximately $70.0 million in U.S. income tax if $600.0 million in cash were repatriated by its foreign subsidiaries under the provisions of the AJCA as enacted.

Audits

We are subject to tax examinations and potential assessments in various jurisdictions. During 2004 we reached a settlement with the IRS in connection with their examination of our 1998-2000 tax years, resulting in an $8.5 million tax benefit. The IRS is currently examining our federal income tax returns for 2001 through 2003. We do not expect the outcome of these examinations to have a material effect on our consolidated results of operations, consolidated financial position or cash flow.

13. Product Group and Geographical Information

We manage our business in one operating segment. Consolidated revenue by current product group designations is as follows:

(In millions)	2004	2003	2002

Transport	$588.2	$419.4	$579.1
Managed Access	331.0	336.1	455.0
Voice-Quality Enhancement	84.3	68.2	103.7
Access	53.3	—	—
Broadband Data	17.4	6.4	—
Services	157.6	150.3	179.2

Total	$1,231.8	$980.4	$1,317.0

     During 2004, revenue from a single customer accounted for 27% of consolidated revenue. During 2003, revenue from a single customer accounted for 21% of consolidated revenue. During 2002, revenue from a single customer accounted for 17% of consolidated revenue, and a second customer accounted for 11% of consolidated revenue.

     Consolidated revenue by country, based on the location of our customers, is as follows:

(In millions)	2004	2003	2002

United States	$797.0	$588.8	$904.3
Other geographic areas	434.8	391.6	412.7

Total	$1,231.8	$980.4	$1,317.0

     Long-lived assets by country are as follows:

(In millions)	2004	2003

United States	$1,558.0	$921.3
Finland	102.7	119.4
Denmark	16.0	51.2
Other geographic areas	9.3	16.9

Total	$1,686.0	$1,108.8

14. Operating Lease Commitments

We have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancelable and expire on various dates through 2014. As of December 31, 2004, future minimum lease commitments under non-cancelable leases are as follows:

(In millions)

2005	$18.0
2006	15.4
2007	12.7
2008	9.6
2009	8.0
2010 and thereafter	19.1

Total minimum lease payments	$82.8

     Total future minimum lease payments have not been reduced by $3.8 million of future sublease payments to be received under non-cancelable subleases. Total rental expense for the years ended December 31, 2004, January 2, 2004, and December 27, 2002, was approximately $10.0 million, $15.0 million and $16.5 million, respectively.

15. Earnings Per Share

The following chart sets forth the computation of loss per share:

(In millions, except per-share data)	2004	2003	2002

Numerator:
Net loss	$(29.8)	$(241.6)	$(313.1)
Denominator:
Denominator for basic loss per share – weighted average shares outstanding	420.2	413.1	411.4
Effect of dilutive securities:
Employee stock options and awards	—	—	—

Denominator for diluted loss per share – adjusted weighted average shares outstanding and assumed conversions	420.2	413.1	411.4
Loss per share, basic and diluted	$(0.07)	$(0.58)	$(0.76)

     Under GAAP, dilutive securities are not included in the computation of diluted earnings per share when a company is in a net loss position. Diluted weighted average shares outstanding were 424.7 million, 416.7 million and 414.9 million in 2004, 2003 and 2002, respectively.

16. Quarterly Financial Data (unaudited)

Selected quarterly financial data for 2004 and 2003 are as follows:

(In millions, except per-share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[1]

2004
Revenue	$263.8	$304.3	$284.3	$379.4
Gross profit	$150.5	$174.8	$153.1	$178.6
Net earnings (loss)	$13.4	$49.6	$45.9	$(138.7)
Earnings (loss) per share – basic and diluted	$0.03	$0.12	$0.11	$(0.32)

2003
Revenue	$222.5	$234.1	$244.5	$279.3
Gross profit	$93.5	$44.5	$93.2	$122.8
Net loss	$(42.9)	$(110.7)	$(64.8)	$(23.2)
Loss per share – basic and diluted	$(0.10)	$(0.27)	$(0.16)	$(0.06)

[1]	The fourth quarter of 2004 includes the following pre-tax charges: Purchased in-process research and development charges of $102.1 million; asset impairment charges of $47.2 million; a net loss on the sale of real estate of $20.6 million; and a $11.2 million impairment charge for the write-down of certain start-up investments.

     The per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly per share amounts do not necessarily equal the per share amounts for the year.

17. Subsequent Event

On February 2, 2005, our Board of Directors authorized the purchase of up to $300 million in shares of our outstanding common stock. Purchases of common shares may be made from time-to-time in the open market or in private transactions and will be recorded as treasury stock. As of February 28, 2005, we have purchased $118.7 million (16.5 million shares) of our common stock.

TELLABS 2004 ANNUAL REPORT / 49

11-Year Summary of Selected Financial Data (Unaudited)

(In millions, except per-share, employee and stockholder data)	2004[4]	2003	2002	2001

Statement of Operations Data
Revenue	$1,231.8	$980.4	$1,317.0	$2,199.7
Gross profit	$657.0	$354.0	$486.5	$763.2
Operating (loss) profit	$(31.7)	$(264.5)	$(329.7)	$(279.4)
(Loss) earnings before income taxes and cumulative effect of change in accounting principle	$(10.2)	$(244.7)	$(327.8)	$(244.8)
(Loss) earnings before cumulative effect of change in accounting principle	$(29.8)	$(241.6)	$(313.1)	$(182.0)
Net (loss) earnings	$(29.8)	$(241.6)	$(313.1)	$(182.0)
(Loss) earnings per share before cumulative effect of change in accounting principle – diluted [1]	$(0.07)	$(0.58)	$(0.76)	$(0.44)
(Loss) earnings per share – diluted [1]	$(0.07)	$(0.58)	$(0.76)	$(0.44)
Weighted average shares outstanding – diluted [1]	420.2	413.1	411.4	409.6

Balance Sheet Data
Total assets	$3,522.5	$2,607.5	$2,705.7	$2,865.8
Total liabilities	$725.3	$388.2	$415.4	$400.2
Stockholders’ equity	$2,797.2	$2,219.3	$2,290.3	$2,465.6

Other Information
Net cash provided by operating activities	$214.7	$149.9	$177.8	$419.3
Working capital	$1,295.2	$1,291.1	$1,359.2	$1,625.1
Long-term debt	$—	$—	$—	$3.4
Research and development expenditures [2]	$250.3	$286.1	$340.6	$422.7
Return on average equity	–1.2%	–10.7%	–13.2%	–7.1%
Stock price at year-end	$8.59	$8.36	$7.43	$15.79
Number of employees at year-end	4,125	3,515	4,828	7,334
Number of stockholders [3]	8,035	6,659	6,397	5,845

[1]	Restated to reflect two-for-one stock splits in 1999, 1996, 1995 and 1994, and a three-for-two stock split in 1993.

[2]	2004 and 1996 research and development expenditures do not include purchased in-process research and development costs of $102.1 and $74.7 million, respectively.

[3]	Represents the number of stockholders at the record date for the next annual meeting of stockholders.

[4]	Includes the acquisition of AFC in November 2004.

[5]	We adopted SAB 101 “Revenue Recognition in Financial Statements” in 2000 which is shown as a change in accounting principle.

2000[5]	1999	1998	1997	1996	1995	1994

$3,387.4	$2,322.4	$1,706.1	$1,280.9	$925.4	$680.5	$524.7
$1,835.4	$1,382.3	$1,000.0	$761.3	$533.4	$376.2	$280.8
$995.0	$731.8	$484.4	$379.8	$183.6	$168.8	$106.0

$1,109.4	$802.1	$577.7	$417.2	$190.3	$175.6	$104.2

$760.0	$549.7	$391.5	$275.5	$127.6	$123.3	$76.2
$730.8	$549.7	$391.5	$275.5	$127.6	$123.3	$76.2

$1.82	$1.32	$0.96	$0.69	$0.32	$0.32	$0.20
$1.75	$1.32	$0.96	$0.69	$0.32	$0.32	$0.20

418.4	417.0	408.9	401.1	393.1	387.6	362.7

$3,073.1	$2,354.6	$1,651.9	$1,250.1	$786.8	$581.0	$407.4
$445.5	$307.1	$247.4	$257.9	$158.2	$127.1	$104.2
$2,627.6	$2,047.5	$1,404.5	$992.2	$628.6	$453.9	$303.2

$426.1	$452.2	$239.3	$219.1	$185.5	$103.0	$114.7
$1,910.0	$1,511.4	$1,054.9	$685.0	$374.7	$283.9	$148.0
$2.9	$9.4	$3.3	$3.1	$2.9	$3.9	$4.9
$412.4	$311.0	$224.1	$171.9	$113.7	$86.5	$68.7
31.3%	31.8%	32.7%	34.0%	23.6%	32.6%	29.9%
$56.50	$64.19	$34.28	$27.38	$19.75	$9.25	$6.97
8,643	7,068	5,073	4,394	3,418	2,814	2,565
5,367	5,504	4,371	3,725	3,035	2,685	1,832

TELLABS 2004 ANNUAL REPORT / 51

Board of Directors

Michael J. Birck, 67, chairman and co-founder Tellabs. Chairman since 2000, chief executive officer 2002-2004, chief executive officer and president 1975-2000. Director of engineering at Wescom Inc. 1968-1975. Director, Molex Incorporated, Illinois Tool Works. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.

Bo Hedfors, 61, founder and president of Hedfone Consulting, Inc. (telecom and Internet consulting), since 2002. President, global wireless infrastructure business at Motorola 1998-2002. President and CEO of Ericsson, Inc., 1994-1998; chief technology officer of LM Ericsson 1990-1993; president of Honeywell Ericsson Development Co. 1984-1986. Director, Openwave Systems, Inc., SwitchCore AB. M.S.E.E., Chalmers University of Technology. Tellabs director since 2003.

Mellody L. Hobson, 35, president and director of Ariel Capital Management, LLC/Ariel Mutual Funds since 2000. Senior vice president and director of marketing at Ariel Capital Management, Inc. 1994-2000; vice president of marketing at Ariel Capital Management, Inc. 1991-1994. A.B., Princeton University, Woodrow Wilson School. Tellabs director since 2002. (Will not stand for re-election in 2005.)

Frank lanna, 55, president of AT&T Network Services 1998-2003. Various executive and senior management positions at AT&T 1990-1998; various management and staff positions at AT&T 1972-1998. M.S.E.E., Massachusetts Institute of Technology; B.E.E.E., Stevens Institute of Technology. Tellabs director since 2004.

Fred A. Krehbiel, 63, chief executive officer of Molex Incorporated since 2004; co-chairman of the board since 1999; co-chief executive officer 1999-2001; chief executive officer 1988-1999; chairman of the board 1993-1999. Director, DeVry, Inc., W.W. Grainger. B.A., Lake Forest College. Tellabs director since 1985.

Board of Director Structure and Process

     Tellabs is managed by and under the direction of its board of directors.

     Each director who is not an officer of the Company is paid an annual retainer of $30,000 plus a fee of $1,500 and expenses for each board of director meeting attended in person and $1,000 for each substantive telephonic board of director meeting.

     Committee members receive a fee of $1,000 for each committee meeting attended in person and $500 for each substantive telephonic committee meeting. In addition, the chairperson of the audit and ethics committee receives an annual retainer of $4,000. Commencing in 2005, the annual retainer will increase to $8,000 for the chairperson of the audit and ethics committee and the chairs of the compensation and nominating and governance committees shall receive an annual retainer of $4,000.

     The board has an audit and ethics committee, a nominating and governance committee and a compensation committee.

     Members of the audit and ethics committee are Michael Lavin — Chairman, Melody Hobson, Fred Krehbiel and William Souders.

     Nominating and governance committee members are Jan Suwinski — Chairman, Bo Hedfors, Michael Lavin and Stephanie Pace Marshall.

     Compensation committee members are William Souders — Chairman, Melody Hobson, Stephanie Pace Marshall and Jan Suwinski.

     Effective as of the 2005 annual meeting, Bo Hedfors will replace Mellody Hobson on the audit and ethics committee and Frank lanna will replace Ms. Hobson on the compensation committee.

Michael E. Lavin, 59, Midwest area managing partner KPMG LLP 1993-2002; partner 1977-2002; various management and staff positions 1967-1976. Director, People’s Energy Corporation. B.B.A., University of Wisconsin. Tellabs director since 2003.

Stephanie Pace Marshall, Ph.D., 59, founding president of Illinois Mathematics and Science Academy since 1986. Ph.D., Loyola University; M.A., University of Chicago; B.A., Queens College. Tellabs director since 1996.

Krish A. Prabhu, 50, president and chief executive officer of Tellabs since 2004. Partner, Morgenthaler Ventures 2001-2004. Chief operating officer of Alcatel Telecom 1999-2001; chief executive officer of Alcatel USA 1997-1999; various senior management positions at Alcatel 1991-1997; various management and research and development positions at Rockwell Network Transmission Division (now Alcatel) 1984-1991. Ph.D. and M.S.E.E., University of Pittsburgh; M.S., Indian Institute of Technology; B.S., Bangalore University. Tellabs director since 2004.

William F. Souders, 76, chairman and chief executive officer of Emery Air Freight Corporation 1988-1989; executive vice president and director at Xerox Corporation 1974-1986. B.A., Lake Forest College. Tellabs director since 1990.

Jan H. Suwinski, 63, professor of Business and Operations, Cornell University, Johnson Graduate School of Management since 1997; executive vice president of OptoElectronics Group, Corning Incorporated 1990-1996; various executive and operations positions, 1965-1990. Director, Thor Industries, Inc., Ohio Casualty Group. M.B.A. and B.M.E., Cornell University. Tellabs director since 1997.

TELLABS 2004 ANNUAL REPORT /53

Officers

Michael J. Birck, 67, chairman and co-founder. Chairman since 2000, chief executive officer 2002-2004, chief executive officer and president 1975-2000. Director of engineering at Wescom Inc. 1968-1975; director, Molex Incorporated, Illinois Tool Works. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.

Krish A. Prabhu, 50, president and chief executive officer since 2004. Partner, Morgenthaler Ventures 2001-2004. Chief operating officer of Alcatel Telecom 1999-2001; chief executive officer of Alcatel USA 1997-1999; various senior management positions at Alcatel 1991-1997; various management and research and development positions at Rockwell Network Transmission Division (now Alcatel) 1984-1991. Ph.D. and M.S.E.E., University of Pittsburgh; M.S., Indian Institute of Technology; B.S., Bangalore University. Tellabs director since 2004.

John M. Brots, 45, executive vice president, supply chain management since 2005. Vice president of supply chain management 2004. Vice president of North American operations from 2000-2003; various positions from 1988-2003. Various positions at Tracor, Inc., Sperry Aerospace and Gulton Aerospace from 1983-1988. M.B.A., St. Edwards University; B.S., Cameron University.

Carl A. DeWilde, 57, executive vice president, access products since 2004. Chief operating officer and chief technology officer at Xtera Communications 2000-2004. Senior vice president of development at Fujitsu Network Communications 1992-2000; various positions at Alcatel 1990-1992; various positions at Siemens 1980-1990. B.S.E.E., Hogeschool Zeeland.

J. Thomas Gruenwald, 57, executive vice president, broadband networking products since 2004. Senior vice president of operations at Tellabs International 2002-2004; various engineering and executive positions 1991-2002. Various positions at AT&T Bell Laboratories 1978-1990. Ph.D. and M.S., Purdue University; B.S., University of Cincinnati.

Jean K. Holley, 45, executive vice president and chief information officer since 2005. Senior vice president and chief information officer 2004. Chief information officer at USG Corp from 1998-2003. Various positions at Waste Management from 1989-1998. M.S., Illinois Institute of Technology; B.S., University of Missouri-Rolla.

Daniel P. Kelly, 43, executive vice president, core products since 2004. Various engineering and executive positions 1985-2004. M.B.A., University of Chicago; M.S.E.E. and B.S.E.E., University of Notre Dame.

Stephen M. McCarthy, 50, executive vice president of global customer sales and service since 2004. Various engineering and executive positions at Tellabs 1999-2004. Senior vice president of Automatic Data Processing’s (ADP) major accounts central division 1997-1998. Various positions at Ameritech 1989-1997. M.B.A., DePaul University; B.S., University of Illinois.

Victoria L. Perrault, 51, executive vice president of human resources since 2004. Various positions at AFC 1996-2004. Director of human resources at Aegon USA 1993-1996. J.D., University of California, Hastings College of the Law; B.A., University of California at Berkeley.

James M. Sheehan, 42, general counsel, executive vice president and secretary since 2002. Vice president and deputy general counsel
2000-2002; director and assistant general counsel 1995-2000. J.D., University of Illinois College of Law; B.S., University of Illinois.

Timothy J. Wiggins, 48, executive vice president and chief financial officer since 2003. Executive vice president and chief financial officer at Chicago Bridge & Iron Company, N.V. 1996-2001; various senior positions at Fruehauf Trailer Corporation and Autodie Corporation 1988-1996; senior manager at Deloitte, Haskins and Sells (now Deloitte & Touche), 1979-1988. Certified Public Accountant; B.S., Michigan State University.

Glossary

2G Wireless — Digital wireless networks that carry voice and low-speed data.

2.5G Wireless — 2G wireless networks that can be upgraded to carry 3G traffic in the future.

3G Wireless — Wireless networks built for digital voice and high-speed data.

Access — Equipment that provides a connection between end-customer locations and service provider central offices.

ATM (Asynchronous Transfer Mode) — High - speed transmission technology. A high-bandwidth, low-delay, packet-like switching and multiplexing technique.

Backbone — The main high-capacity paths within a communications network.

Bandwidth — The carrying capacity of a communications channel.

Broadband — A high-bandwidth fiber optic, coaxial or hybrid line with more capacity than a standard voice-grade phone line, capable of carrying numerous voice, data and video channels at once.

Circuit — A connection between two points on a communications network.

Connectivity — Network capability that enables different devices to communicate with each other.

Data — Typically, network traffic other than voice. Increasingly, voice is encoded and transported as data.

Digital — Digital systems transport information in the binary 1s and 0s format, like computer code, to improve clarity and quality.

Digital cross-connect system — A specialized high-speed data channel switch, which connects transmission paths based on network needs (rather than call by call). Digital cross-connects manage and route network traffic, and combine, consolidate and segregate signals to maximize efficiency.

DSL (Digital Subscriber Line) — A high-speed Internet connection to a home or business delivered over copper.

Ethernet — A data network standard to connect computers, printers, workstations, terminals and servers.

Ethernet-over-SDH/Ethernet-over-SONET — Industry standards that enable Ethernet data traffic to be easily carried over SDH or SONET networks.

Fiber to the Premise, Curb or Neighborhood (FTTx) — Fiber optic cable deployed directly to homes and neighborhoods to deliver broadband communications services.

Fiber optic cable — High-capacity cable that transmits communications along a glass fiber using laser light.

Frame Relay — Data-oriented switching interface standard that transmits bursts of data over Wide Area Networks (WANs).

Gigabit Ethernet — A high-speed, standardized data format used to implement wide area data networks.

HDTV (High Definition TeleVision) — A television standard that delivers better quality picture and sound.

Internet — The world’s largest decentralized network of computers and network servers.

Intranet — A private computer network based on Internet protocols.

IP (Internet protocol) — Common name given to a set of rules that enable cooperating computers to share information across a network.

IPTV (Internet Protocol Television) — Technology that enables video and other entertainment services over two-way broadband networks.

MultiProtocol Label Switching (MPLS) — A packet switching standard that assigns multiple traffic types within a data stream levels of priority to implement Quality of Service (QoS).

Multiservice or Multi-service — Transportation of a variety of communications services at once (e.g., ATM, Ethernet or IP).

Network — A system of equipment and connections for the transmission of signals that carry voice, data and/or video.

Optical Network Terminal (ONT) — A device that closes an optical circuit at a residence, business or neighborhood.

Optical transmission — A technology that transmits signals as light over fiber optic cable.

Packet — Data organized into a certain format for transmission over a communications network.

Quality of Service (QoS) — Measurement of the integrity of traffic moving across a network, especially important for real-time transmissions such as financial transactions or video services.

SDH (Synchronous Digital Hierarchy) — Transport format for transmitting high-speed digital information over fiber optic facilities outside of North America, comparable to SONET.

Service Level Agreement (SLA) — An agreement between an end user and a service provider that establishes metrics for Quality of Service (QoS) and measures the service provided to ensure the agreement is met.

SONET (Synchronous Optical NETwork) — Transport format for sending high-speed digital signals through fiber optics in North America, comparable to SDH.

Switch — A device that establishes and routes communications paths.

Transport — The process of moving voice, data or video across communications networks.

VPN (Virtual Private Network) — A connection that enables businesses to securely transmit their own voice, data and/or video traffic over a public network (e.g., owned by a phone company or Internet service provider) at a lower cost than a dedicated private network.

VoD (Video on Demand) — A service that enables end users to watch any video program at any time.

VoIP (Voice over Internet Protocol) — The transmission of voice traffic over data or Internet links.

Voice-quality enhancement — A technique that isolates and filters out unwanted signals and sounds such as echo and background noise to improve sound quality.

Wireless — Mobile networks that use radio rather than cables.

Wireline — Networks that use cables rather than radio.

TELLABS 2004 ANNUAL REPORT / 55

Information for Our Investors

Ownership Structure and Investor Rights

Stockholder class and voting rights: All Tellabs stockholders are entitled to one vote for each share held. Only stockholders of record as of Feb. 22, 2005, the record date for the annual meeting determined by the board of directors, are entitled to receive notice of, to attend and to vote at the annual meeting.

Votes cast in person or by proxy at the annual meeting of stockholders will be tabulated by the inspectors of election appointed for the meeting who determine whether a quorum, a majority of the shares entitled to be voted, is present.

Stockholders Owning More than 5% of the Company’s shares:

AXA Financial, Inc.
Michael J. Birck

Stockholder Logistics

If you have a question for the board of directors, would like to make a stockholder proposal or nominate a director for the board, contact Jim Sheehan, Tellabs general counsel, executive vice president and secretary at +1.630.798.8800.

For inclusion in the Company’s proxy statement for the Tellabs 2006 Annual Meeting of Stockholders, proposals of stockholders must be received by Jim Sheehan, Secretary of the Company, no later than Nov. 19, 2005.

To nominate one or more directors for consideration at the 2006 annual meeting, a stockholder must provide notice of the intent to make such nomination(s) by personal delivery or by mail to the Secretary of the Company, no later than Nov. 19, 2005. The Company’s bylaws set specific requirements that such written notice must satisfy. Copies of those requirements will be sent to any stockholder upon written request.

Code of Ethics, Certificate of Incorporation and Bylaws

Tellabs adopted a code of ethics applicable to its officers, directors and employees. Tellabs’ Integrity Policy, certificate of incorporation and bylaws are available online at tellabs.com/investors.

Important Dates for Stockholders

(Dates subject to change)

First Quarter 2005

Record Date: Tuesday, February 22 Earnings Call: Wednesday, April 20 (7:30 a.m. Central time)
Annual Meeting: Thursday, April 21

Second Quarter 2005

Earnings Call: Tuesday, July 26 (7:30 a.m. Central time)

Third Quarter 2005

Earnings Call: Tuesday, October 25 (7:30 a.m. Central time)

We’re Here to Help You

You can contact Tom Scottino in Investor Relations at +1.630.798.3602. You also can get investor information online at tellabs.com/investors.

Transfer Agent

Computershare Investor Services serves as the stock transfer agent for Tellabs. If you need to transfer stock, change ownership, report lost or stolen certificates, or change your address, please contact Computershare Investor Services at +1.312.360.5389.

Common Stock Market Data

	2004		2003
	High	Low	High	Low

First Quarter	11.37	8.05	9.73	5.07
Second Quarter	10.02	7.63	8.74	5.26
Third Quarter	10.32	7.40	8.28	5.85
Fourth Quarter	9.59	7.87	8.80	6.77

Requests for Information

Additional information is available without charge. For additional copies of annual reports, 10-Ks, 10-Qs or other financial information, please contact:

Secretary Tellabs, Inc.
One Tellabs Center
1415 West Diehl Road
Naperville, IL 60563
U.S.A.
Or visit: sec.gov

Stock Trading Information

Tellabs stock is traded in the United States, listed on the NASDAQ Stock Market under the symbol TLAB. It appears in most daily newspaper stock tables as Tellabs. Tellabs is a component of the NASDAQ-100 Index and the Standard & Poor’s 500 Index.

Trademarks

All trademarked, servicemarked or registered trademark product names used herein are the property of Tellabs or one of its affiliates in the United States and/or in other countries. All other product or company names used herein may be the property of their respective companies.

Annual Meeting

The 2005 Annual Meeting of Stockholders will be held at 2 p.m. Central time on Thursday, April 21, 2005, at:

The Signature Room at
Seven Bridges
6440 Double Eagle Drive
Woodridge, III. 60517
U.S.A.

Doors will open at 1 p.m.

Internet users can hear a simultaneous live webcast of the annual meeting at tellabs.com.

Electronic Voting

As an added convenience, stockholders can vote their proxy by mail or via the Internet at proxyvote.com.

Independent Registered Public Accounting Firm

Ernst & Young LLP, Chicago, Illinois U.S.A.

The Tellabs Foundation

The Tellabs Foundation supports nonprofit organizations in the priority areas of education, environment and health. For an annual report on corporate and foundation community activities, contact Meredith Hilt at meredith.hilt@tellabs.com.

Worldwide Locations

Please visit tellabs.com and see the “Tellabs Locations” section for the most up-to-date, complete information on Tellabs’ global presence. The “Contact Us” page also provides easy access to the right people.

For Information:

In Asia Pacific
Phone: +65.6336.7611
Fax: +65.6336.7622

In Europe, Middle East
and Africa
Phone: +44.870.238.4700
Fax: +44.870.238.4851

In Latin America and Caribbean
Phone: +1.954.839.2800
Fax: +1.954.839.2828

In North America
Phone: +1.630.798.8800
Fax: +1.630.798.2000

How to Reach Us

One Tellabs Center
1415 West Diehl Road
Naperville, IL 60563 U.S.A.
Phone: +1.630.798.8800
Fax: +1.630.798.2000
tellabs.com

Report printed entirely on recycled paper. This report costs $1.60 per copy, less than half the cost of the average annual report. (C)2005 Tellabs, Inc. All rights reserved. Printed in U.S.A.

On the back cover: Tellabs FiberDirect solution gives Gary Good and Dean Hawkins blazing speed that provides their edge in online gaming.

TELLABS 2004 ANNUAL REPORT