Form 10-K, Exhibit 13
period 2005-12-30
TELLABS INC
filed 2006-03-14
CIK 317771

Exhibit 13

tellabs

2005 Annual Report

Now Playing
1 of 1
Revenue Rises 53%
Tellabs Podcast Lib...
1/26/06
6:23
-57:02
MENU

Where the growth is.

TELLABS PROFILE

Tellabs works with communications service providers worldwide to advance the networks that bring the Internet to you. Our broadband solutions make the Internet instant, intelligent and indispensable. Tellabs (NASDAQ: TLAB) is part of the NASDAQ-100 Index and the S&P 500. www.tellabs.com

Where the growth is.

Technology Adoption by U.S. Households

In millions

(Source: The State of Consumers and Technology: Benchmark 2005, Forrester Research, Inc., July 2005)

Growing demand for mobile and broadband Internet services is driving telecom service providers to advance their networks with Tellabs solutions.

CONTENTS

1	Financial Highlights

2	Letter to Stockholders From President and CEO Krish Prabhu

5	President and CEO Krish Prabhu Answers Investors’ Questions

6	Tellabs Makes the Internet Instant, Intelligent and Indispensable

14	Tellabs Solutions and Applications

16	Management’s Discussion and Analysis

26	Reports of Management and Independent Registered Public Accounting Firm

28	Consolidated Financial Statements

32	Notes to Consolidated Financial Statements

50	11-years Summary of Selected Financial Data

52	Directors

54	Officers

56	Glossary

58	Investor Information

On the cover: The growing popularity of handheld devices spurs telecom service providers to advance their networks so that you can more quickly download Internet content such as podcasts — including Tellabs’ investor conference calls.

FINANCIAL HIGHLIGHTS

Tellabs fiscal years ended December 30, 2005, and December 31, 2004.

(In millions, except per-share and employee data)	2005	2004	Change

Revenue	$1,883	$1,232	53%
Gross profit	$855	$657	30%
Operating earnings (loss)	$189	$(32)	N/M
Earnings (loss) before income taxes	$213	$(10)	N/M
Net earnings (loss)	$176	$(30)	N/M
Earnings (loss) per share	$0.39	$(0.07)	N/M
Total cash, cash equivalents and marketable securities	$1,190	$1,116	7%
Total assets	$3,515	$3,545	-1%
Total liabilities	$700	$748	-6%
Stockholders’ equity	$2,815	$2,797	1%
Net cash provided by operating activities	$258	$215	20%
Working capital	$1,348	$1,299	4%
Research and development expense	$344	$250	37%
Return on average stockholders’ equity	6.3%	-1.2%	N/M
Weighted average shares outstanding	455	420	8%
Number of employees at year-end	3,609	4,125	-13%
Total stockholder return	27%	2%	N/M

N/M = Not meaningful

2005 Total Stockholder Return

%, as of December 30, 2005

Tellabs’ 2005 total return to stockholders exceeded competitors’.

Tellabs grows as we make the Internet more instant, intelligent and indispensable.

Dear Stockholders, Customers and Employees,

As I write this, the Internet is hard at work informing, entertaining and connecting some 1 billion people around the world. It is being used to watch videos, listen to music, share photos, stay abreast of breaking news and much, much more. But after 37 years, the Internet is rapidly approaching middle age. To truly unleash its potential, the Internet needs an upgrade.

For starters, it’s too slow. You may have noticed that when you download music or a movie, you wait. And wait. And wait some more.

It doesn’t have to be that way. Today in Keller, Texas, consumers don’t wait for the Internet. It’s instant. Using Tellabs’ fiber-access technology, Verizon delivers the Internet at speeds up to 30 Mbps (megabits per second). At that speed, you can download a two-hour, DVD-quality movie in about the time it takes to pop some popcorn and dim the lights — never mind making the trip to the video store.

Verizon has extended fiber access to 3 million homes in New York, Florida, Virginia, Texas and other states, and plans to reach an additional 3 million homes in 2006. BellSouth uses Tellabs’ fiber-access technology to bring the instant Internet to 1.2 million homes in its territory. But fiber access does more than just enable people to surf the Internet at incredible speeds — it also empowers service providers to deliver a fully integrated package of digital voice and video services.

Tellabs’ new ROADM (reconfigurable optical add/drop multiplexer) technology helps make this possible. Residing deep in the heart of the Internet, ROADM adds bandwidth as needed to keep up with demand. If there is a sudden spike in Internet traffic, service providers are able to meet it instantly, without affecting the quality of their services.

Here’s another challenge with the Internet: It’s not intelligent. Today, the Internet has no way of knowing that your phone call is urgent, but the spam sent to your inbox is not. Again, it doesn’t have to be that way. By using Tellabs’ data technology, your Internet can become intelligent. It can know that live calls and videoconferences must get through now, while e-mails can wait until later. In the future, the intelligent Internet will even personalize your services, giving you exactly what you want, the way you want it, when you want it.

Let me offer a third challenge with the Internet: It is not portable at the speeds you need. Even though more than 2 billion people carry mobile phones and handheld devices today, only a small fraction of them use mobile Internet access. And most of them only do so at dial-up speeds. I’ll say it again: It doesn’t have to be that way. As new 3G and 4G wireless networks roll out with Tellabs’ transport and data technologies, your mobile phone will be able to access the Internet at vastly higher speeds. By combining speed with mobility, Tellabs makes the Internet indispensable.

The Internet’s challenges are Tellabs’ growth opportunities. The fact that today’s consumers aren’t satisfied with yesterday’s Internet is a tremendous opportunity for Tellabs. We provide the technology to upgrade the Internet and enhance the communications  networks that deliver it. And we are working with service providers around the world to do exactly that. Our goal is to deliver an Internet that is instant, intelligent and indispensable — one that is much better suited for today’s users. That’s what customers want. That’s where the growth is. And that’s where Tellabs is making its mark.

Tellabs’ 2005 revenue grew 53%, driven  by customer demand. We grew faster than the overall telecom equipment market by executing well against our three key growth strategies:

to expand into adjacent markets, to energize our transport business and to enlarge our presence in data.

Krish Prabhu, President and Chief Executive Officer

Tellabs now leads the U.S. fiber-access market. Our strategic acquisition of AFC in November 2004 propelled Tellabs to first place in the U.S. fiber-access market. As we integrated AFC over the past year, we strengthened our relationships with key customers. In the process, we achieved four quarters of access revenues that each exceeded AFC’s best-ever quarter as a stand-alone company. For 2005, Tellabs’ access revenue grew 29%, compared with the 2004 access revenues of AFC and Tellabs combined.

With the AFC acquisition, Tellabs inherited a major challenge: AFC was losing money on its optical network terminals (ONTs), devices that deliver video, high-speed Internet and phone services to homes.We addressed this challenge in December 2004 when we acquired Vinci Systems and its ONT technology. A year later, margins are improving, and Tellabs has shipped hundreds of thousands of ONTs. We have turned a challenge into an opportunity.

Our future growth in fiber access will be driven by demand from service providers gearing up to deliver the “triple-play” of voice, data and video services. We are perfectly positioned to seize this opportunity. Bandwidth is the key, and our new fiber-access systems will be capable of delivering data to homes at speeds of up to 100 Mbps, more than triple the highest speeds available today.

Wireless customers drove growth in transport. More than one-third of the world’s wireless calls flow through networks owned by Tellabs customers. Our 2005 transport revenue was the highest in four years, and more than half of that came from wireless customers.

To ensure that we continue to grow with this key market, we constantly reinvent our flagship Tellabs® 5500 digital cross-connect system. Recently, we introduced a number of new features for our wireless customers that handle data, enable emergency calls and improve voice quality. Sales of the Tellabs® 5500 system grew 10% in 2005. As our customers migrate to new 3G wireless services like mobile video and Internet, their transport networks will need to double or triple in capacity over the next few years. That’s another opportunity for us, one that will drive further growth in our transport business.

In international markets, we are focused on enabling wireless customers’ migration to 3G services.

One key to 3G is the Tellabs® 8600 managed edge system, deployed by Vodafone Hungary and Vodacom South Africa. Another is the new Tellabs® 6325 edge node, the world’s smallest fully featured Multiservice Provisioning Platform (MSPP), which is rapidly winning acceptance among wireless operators worldwide.

Data revenue more than tripled to $60 million. Tellabs entered the data market in 2003 through the Vivace acquisition. Since then, we have added internal research and development resources to betteraddress the needs of this important market. Last year saw strong progress as we extended our data deployments into the realm of wireless and cable TV. Today, we serve data customers and networks in Europe, Asia, Australia, Africa and North America. The key to our growth is the Tellabs® MultiservicePLuSSM solution, which helps service providers deliver a more intelligent Internet.

Tellabs investors earned a 27% total return in 2005. Tellabs’ stock outperformed most others in our sector. That performance reflected our strong focus on fundamentals. One is organic revenue growth,which compares Tellabs 2005 revenue with the full 2004 revenues of Tellabs, AFC and Vinci Systems. By that measure, Tellabs revenue grew 13% year over year.

We anticipate that our revenue momentum will continue in 2006. To improve operating income, we will remain focused on growing revenue, increasing gross margins and holding the line on operating expenses.

I am confident that Tellabs has the right strategy, the right technology and the right people to grow with our customers in the years ahead. Our confidence is reflected in two share repurchase plans authorized by our board of directors. Under a $300 million buyback plan announced early in 2005, Tellabs invested $193 million during the year to repurchase 24.4 million shares, or about 5.4% of shares outstanding. In January 2006, the board authorized an additional $100 million share repurchase plan.

Above all, our steady progress in 2005 and the strong potential that exists for our business in 2006 and beyond is a reflection of our employees. I want to thank them for their hard work, their dedication and their commitment to make the Internet instant, intelligent and indispensable. Their talents make a real difference for service providers, consumers and businesses around the world. We value and appreciate their contributions.

Sincerely,

Krish Prabhu

President and CEO

February 27, 2006

Tellabs President and CEO Krish Prabhu answers investors’ questions.

Q. Where will future growth come from?

A. People around the world are placing new demands on, and expecting new services from, the Internet. So service providers have begun a new cycle of capital spending on network upgrades to meet their customers’ demands. While the growth of the Internet benefits the telecom industry, it especially benefits Tellabs. That’s because our solutions fit the problems that service providers need to fix at the Internet’s “choke points.”

For example, today you can download TV shows to watch on a PC or mobile phone. But even with broadband connections such as DSL or cable modems, many downloads take too long, sometimes twice as long as the TV show itself. Tellabs enables service providers to make such downloads quicker, so that a two-hour, DVD-quality movie downloads in just a few minutes. Tellabs enables service providers to deliver:

• the instant Internet, with Tellabs’ fiber-access and transport solutions to provide more bandwidth and speed to the home

• the intelligent Internet, with Tellabs’ datasolutions to assure the capacity, quality and reliability needed for live video and phone calls

• the indispensable Internet, with Tellabs’ transport and data solutions to provide mobility at high speed through new 3G technology.

Q. What progress has tellabs made in data?

A. Tellabs entered the multiservice data market in 2003 through the acquisition of Vivace and the launch of internal developments. In 2004, we generated $17 million in data revenue. Revenue more than tripled to $60 million in 2005, so we are on the right path. Today Tellabs’ data solutions power wireline, wireless and cable TV networks on five continents.

To further grow data revenue in 2006, we are developing standard feature sets that support service providers’ needs to deliver new services a round the world. Service providers choose the Tellabs® MultiservicePLuSSM and Tellabs®IntegratedMobileSM solutions for a variety of applications, including:

• delivery of business data services such as Ethernet

• delivery of new 3G wireless services

• convergence of existing and new data networks

• convergence of mobile and fixed networks

• “triple-play” services for consumers, which deliver voice, data and video to phones, PCs and TVs.

Q. As the telecom equipment industry consolidates, will Tellabs do another acquisition?

A. When there’s a good opportunity to create value for customers and stockholders, Tellabs will be an acquirer. In considering acquisitions we are most selective.

Two types of acquisitions make sense for Tellabs, and we did one of each type in late 2004. A large acquisition can transform the overall business and add to its growth potential by enabling Tellabs to better meet customer needs, as AFC did. A small acquisition can fill a technology gap and speed our time to market, as Vinci Systems’ ONT technology did.

Now, AFC and Vinci have been successfully integrated into Tellabs. Together they have propelled Tellabs to a leading position in U.S. fiber access, creating new opportunities for Tellabs to grow where customers are focusing their current spending.

You want the Internet to do more

VIDEO ON DEMAND

HDTV

INTERACTIVE GAMING

MOBILE INTERNET

MUSIC DOWNLOADS

PHOTO AND VIDEO UPLOADS

MISSION-CRITICAL BUSINESS DATA

VIDEOCONFERENCING

HIGH-SPEED INTERNET ACCESS

IPTV

VOICE OVER INTERNET PROTOCOL

3G WIRELESS

ETHERNET

BUSINESS DATA SERVICES

INCREASED BANDWIDTH

GUARANTEED QUALITY

ASSURED RELIABILITY

Tellabs makes the Internet more instant, intelligent and indispensable

The Internet informs, entertains and connects 1 billion people worldwide, but today consumers expect even more. Increasingly, they want an Internet that’s instant, intelligent and indispensable.

That’s especially true for the Echo Boomers, the children of the Baby Boomers born between the early 1980s and mid-1990s. Some 250 million Echo Boomers around the world are reshaping the face of the Internet. The Echo Boomers grew up with the Internet at their fingertips, cable TV at home and mobile phones in their pockets. Sophisticated and demanding users, more than half of U.S. Echo Boomers create digital content and upload it to the Internet.

To meet consumers’ expectations, communications service providers have begun a new cycle of network upgrades. They are investing to fix specific Internet bottlenecks, all of which represent growth opportunities for Tellabs. That puts Tellabs where the growth is.

To remove capacity constraints in the connection to homes, the Tellabs® DynamicHome℠ solution includes fiber access that makes the Internet instant.

To assure service quality and reliability in service providers' networks, Tellabs® MultiservicePLuS℠ solution makes the Internet more intelligent.

To ease capacity constraints in service providers' networks, the Tellabs® 7100 system with ROADM adds capacity as needed, enabling the instant Internet.

By enabling high-speed Internet access and video for mobile phones, the Tellabs® IntegratedMobile℠ solution makes the Internet simply indispensable.

TV SHOW DOWNLOADS
HOME OFFICE
INTERACTIVE GAMING
VIDEO ON DEMAND
HDTV

Mickey Hart and friends enjoy video, data and voice delivered by Tellabs® DynamicHome℠ solution.

To remove capacity constraints in the connection to homes, the Tellabs® DynamicHome℠ solution includes fiber access that makes the Internet instant.

To ease capacity constraints in service providers' networks, the Tellabs® 7100 system with ROADM adds capacity as needed, enabling the instant Internet.

The instant Internet is growing

Internet traffic in North America and Europe doubled last year, and that growth will accelerate as more video comes through the Internet. Although many consumers use broadband Internet access, the problem is: When it’s time to download a TV show, it’s agonizingly slow. Slow speeds stem from capacity constraints, both in the connection to the home and in service provider networks. The Tellabs® DynamicHomeSM solution breaks those bottlenecks to deliver the instant Internet.

Tellabs’ fiber access delivers the instant Internet

Tellabs powers a new Verizon network called FiOS, which reaches 3 million U.S. homes in New York, Massachusetts, Virginia, Texas, Florida and other states. The Tellabs® 1000 fiber-to-the-premises (FTTP) system connects a fiber-optic cable directly to the home — delivering hundreds of TV channels, phone service and Internet access at speeds up to 30 Mbps, the fastest speed available for U.S. homes today. In Verizon’s first market for video services, Keller, Texas, 20% of households subscribed to Verizon video services in the first few months.

BellSouth uses Tellabs® 1100 fiber-to-the-curb (FTTC) systems. In FTTC, fiber reaches within 500 feet of homes, with copper making the final connection to homes. BellSouth’s FTTC network reaches 1.2 million homes with phone and Internet services. In 2006, BellSouth plans to test video services over FTTC.

The Tellabs® 1300 fiber-to-the-node (FTTN) system extends fiber to within 5,000 feet of homes.

Tellabs now leads the North American market for fiber access, according to industry analysts. In 2006, we will introduce new technology that triples fiber-access speeds to 100 Mbps. New optical network terminals (ONTs) will deliver FTTP to multiple-tenant buildings.

New ROADM technology enables the instant Internet

During 2005, the Tellabs® 7100 optical transport system proved instrumental when a major service provider needed to reroute traffic around hurricane-stricken facilities.

In late 2005, Tellabs incorporated a new technology called ROADM (reconfigurable optical add/drop multiplexer) into the Tellabs® 7100 system. ROADM instantly adds capacity when and where it’s needed. A large U.S. service provider has selected Tellabs to provide this added capacity to enable the instant Internet.

Fiber access delivers the instant Internet

Tellabs offers three choices in fiber access, FTTP, FTTC and FTTN, to fit customers’ needs for delivering voice, data and video services.

MISSION-CRITICAL DATA
ETHERNET
VOICE OVER INTERNET PROTOCOL
VIRTUAL PRIVATE NETWORKS
VIDEO CONFERENCING

The Tellabs® MultiservicePLuS℠ solution enables James Wyatt to execute real-time trades.

To assure service quality and reliability in service providers' networks, Tellabs® MultiservicePLuS℠ solution makes the Internet more intelligent.

The intelligent Internet is growing

Once, the Internet carried a trickle of e-mail and Web pages. Now, with a surging torrent of music downloads, business data, videoconferences, voice calls, TV shows and movies, the Internet needs more intelligence:

• to sort through traffic, prioritize it all and send live traffic first

• to assure high-quality, reliable connections for phone calls and video

• to enable disparate data formats to work together well.

The Tellabs® MultiservicePLuSSM solution adds these capabilities to make the Internet intelligent. Telstra, the largest service provider in Australia, is among the service providers who have chosen this solution for their networks.

Businesses depend on the intelligent Internet

Businesses use different, disparate data services called Frame Relay, Asynchronous Transfer Mode (ATM) and Ethernet. Uniquely, the Tellabs® MultiservicePLuSSM solution enables all of these services to work well together. Using this capability, Tellabs’ customers have combined as many as three separate data networks into a single network, lowering costs.

Ethernet is the fastest-growing data service, but it’s not known for reliability. Tellabs® AssuredEthernetSMsolution elevates Ethernet reliability with the highest Quality of Service (QoS) available. Tellabs is among the first companies certified by the Metro Ethernet Forum for “carrier-grade” Ethernet. To address specific Ethernet needs, customers choose from a wide range of transport and managed access products designed for use around the world.

As conventional phone calls evolve into voice over Internet Protocol (VoIP) calls, a large U.S. service provider is deploying theTellabs® MultiservicePLuSSM solution to assure the quality and reliability that its customers expect.

Businesses cannot afford service interruptions. Tellabs’ customers need to provide businesses with notice of planned service interruptions well in advance. To reduce such needs, we introduced Tellabs® ServiceAssuredSMupgrades, an innovative feature that keeps service on even during a software upgrade.

The intelligent Internet delivers the consumer “triple play”

Service providers are preparing to deliver the “triple play” of voice, video and data services to homes. The same intelligence that assure s reliable business data services is built into the Tellabs® DynamicHomeSMsolution, so that consumers see and hear the quality they expect on their TVs, PCs and phones.

Global businesses use a mix of traditional and new data services $ in billions

(Source: Gartner Dataquest – Worldwide Fixed Telecom Market Retail Data Services Revenue 2003-2009; July 2005)

Tellabs enables traditional and new data services to work together through the intelligent Internet.

INTERACTIVE GAMING
3G WIRELESS
MOBILE VIDEO
HIGH-SPEED INTERNET ACCESS

Tellabs transport solutions enable Anna Velasquez and Jose Medina to watch videos delivered over the mobile Internet.

To assure service quality and reliability in service providers' networks, Tellabs® MultiservicePLuS℠ solution makes the Internet more intelligent.

By enabling high-speed Internet access and video for mobile phones, the Tellabs® IntegratedMobile℠ solution makes the Internet simply indispensable.

The Internet is growing indispensable

Consumers want to use the Internet every where. Worldwide, more than 2 billion people carry mobile phones, but few use a mobile Internet service. Why? It’s too slow.

That’s why mobile service providers are migrating to new 3G networks and expanding their transport networks to deliver Internet and video services to subscribers. At the same time, providers need to optimize transport costs, which can amount to a third of their overall costs. Tellabs meets these challenges to make the mobile Internet indispensable.

Tellabs transport and data solutions deliver the mobile Internet

More than one-third of the world’s wireless calls are made on networks owned by Tellabs’ customers. Now, new wireless devices retrieve and send e-mail, surf the Web, play music and games, take photos and videos, and display live or recorded TV shows. These new mobile applications drive explosive demand for bandwidth in mobile service providers’ radio transport networks. While a typical 2G cell site transports 6 to 7 Mbps of traffic, new 3G sites will double and eventually triple that volume of traffic.

In 2005, more than half of Tellabs’ transport revenue came from wireless service providers. Using the Tellabs® IntegratedMobileSM solution, wireless providers are rolling out new services faster and more cost-effectively:

• Vodafone Hungary and Vodacom South Africa chose the Tellabs® 8600 managed edge system with the Tellabs® 8000 network manager to upgrade to 3G technology.

• U.S. customers’ demand for T-1 data-line equivalents on Tellabs® 5500 digital cross-connects increased 15% in 2005. New wireless features handle data, enable emergency 911 mobile calls and improve voice quality.

Tellabs makes the mobile Internet more efficient

In 2006, we are introducing new ways to improve wireless transport networks:

• In North America, the Tellabs® 8800 multiservice router series will handle a mix of mobile services in new 3G switching offices, working hand in hand with the Tellabs® 5500 system.

• Outside North America, we introduced the new Tellabs® 6325 edge node, the world’s smallest fully featured Multiservice Provisioning Platform (MSPP). It enables operators such as Golden Telecom of Ukraine to simplify networks and speed new service launches.

Data and video drive growth in 3G wireless $ in billions

(Source: Gartner Dataquest – “Forecast: Mobile Services, Worldwide, 2000-2009.” Tole Hart, et al. Oct. 10, 2005)

New 3G wireless networks add data and video traffic to voice, making the mobile Internet indispensable.

Tellabs Solutions and Applications

WHAT END USERS WANT	SOLUTIONS	BENEFITS FOR SERVICE PROVIDERS

Video on demand Interactive gaming Music downloads	Tellabs® DynamicHomeSM solution enables superior service delivery with unsurpassed flexibility and delivery guarantees.	• Quality guarantees for delivery of high-quality video, voice and data services.
• Fast migration to new Video on Demand (VoD), Internet Protocol Television (IPTV) and High-Definition Television (HDTV) services.

Video on demand Interactive gaming Mobile Internet Music downloads	Tellabs® Integrated Mobile SM solutions enable wireless operators to migrate from 2G networks to 2.5G, 3G and beyond without the expense of multiple technology overlays.	• Future - proof solutions for today’s mobile service and beyond.
• Minimize total cost of ownership through network convergence.
• Enable mobile operators to converge on a packet-based network.

Service compatibility Reliable data IP Virtual Private Networks (VPN)	Tellabs® MultiservicePLuSSM solution enables service providers to combine current ATM and Frame Relay services with new Ethernet and IP services on a single platform.	• Quality guarantees for existing Frame Relay and ATM customers over IP/MPLS networks.
• Enables new Ethernet or IP customers to communicate with existing ATM or Frame Relay customers with a unique service-interworking function.

Reliable Ethernet Faster connections Delivery guarantees	Tellabs® AssuredEthernetSM solutions enable the delivery of customized, guaranteed Ethernet services.	• Quickly deploy simple, cost-effective Ethernet services.
• Offers QoS guarantees in an IP/MPLS environment to protect existing Service Level Agreements (SLAs).
• Makes Ethernet services successful over any network type to better leverage existing platforms and technology.

Fast service turn-up New 3G services High availability	Tellabs Global Services advanced solutions optimize today’s networks and seamlessly migrate to advanced networks.	• Increase revenues.
• Reduce costs.
• Reduce network complexity.
• Reduce time to market.
• Improve network resilience and reliability.
• Reduce risk.

EXAMPLES OF CUSTOMERS	TELLABS PRODUCTS / SERVICES	PRIMARY COMPETITOR S

BellSouth, Charles Pointe/TelAtlantic,	Tellabs® 1000 multiservice access series	Alcatel
Verizon	Tellabs® 1100 multiservice access series
Tellabs® 1300 Ethernet access system
Tellabs® 1600 optical network terminal series
Tellabs® 7100 optical transport system
Tellabs® 8800 multiservice router series

Beijing Zhengtong, China Mobile, China Unicom, Cingular, Ericsson, Golden Telecom, Nokia, TeliaSonera, T-Mobile, Verizon Wireless, Vodafone Hungary, Vodacom South Africa	Tellabs® 3000 voice-quality enhancement systems	Alcatel,
	Tellabs® 5500 digital cross-connect system	Lucent,
	Tellabs® 6300 managed transport system	Nortel
Tellabs® 8100 managed access system
Tellabs® 8600 managed edge system
Tellabs® 8800 multiservice router series
Tellabs® integrated voice products

Broadwing, Telstra, MCI (now Verizon)	Tellabs® 8800 multiservice router series	Alcatel

Banverket Telenat, BSNL, NTT Communications, Telekom Malaysia, TeliaSonera	Tellabs® 5500 digital cross-connect system
	Tellabs® 6300 managed transport system	Cisco,
	Tellabs® 7100 optical transport system	Juniper
Tellabs® 8100 managed access system
Tellabs® 8800 multiservice router series

BSNL, Cingular, CTI, Eschelon Telecom, Inc., Global Crossing, J-COM, Movilnet, Telefonica	Deployment, professional and support services;	Cisco,
	Training	Juniper,
Lucent

Management’s Discussion and Analysis

Introduction and Overview of Business

Tellabs designs, develops, deploys and supports telecommunications networking products around the world. Our product portfolio includes solutions for wireline and wireless transport, access networking, broadband data, optical transport and voice-quality enhancement.

We generate revenue principally through the sale of telecommunications products, both as stand-alone products and as elements of integrated systems, to many of the world’s largest telecommunications service providers. In addition, we generate revenue by providing installation and professional services related primarily to our own products and systems.

In North America we derive the majority of our product revenue from transport products, principally digital cross-connect systems that manage and route network traffic and combine, consolidate and segregate signals to maximize efficiency; and access products that support the delivery of voice, data and video services to residences and businesses over copper wire and fiber-optic cable. Demand for transport products is driven by end-user demand for wireline and wireless services, bandwidth, industry capacity utilization, service provider capital expenditure budgets and competing technologies. Demand for access products is driven by consumer demand for voice, data and video services and the competition among traditional telecommunications companies and cable service operators to be the sole source provider of voice, data and video services (referred to as the “triple play”). According to industry analysts, Tellabs has a market-leading position in the U.S. transport and access markets.

Outside North America, we earn the majority of our product revenue from managed access and transport systems that control the flow of voice and data across communications networks. Demand is driven primarily by business services for voice and high-speed data, and network transport services for wireless communications. Demand for these products is driven by end-user demand for bandwidth, industry capacity utilization, service provider capital expenditure budgets and competing technologies.

Globally, we earn services revenue from network construction, support agreements and other professional services. Network construction revenue, which is more than half of services revenue, arises primarily from sales of our transport products in North America and tends to lag product sales by approximately one fiscal quarter. Revenue from support agreements arises primarily from sales of our managed access and transport systems, with approximately half coming from outside of North America. Other professional services offered by the company include network deployment, traffic management and training.

The markets for our products have undergone dynamic change over the last few years. Beginning in 2001, carrier overcapacity, a softening economy and other factors caused our customers to reduce their capital spending significantly. The impact on Tellabs was a dramatic decline in revenue for each of the years 2001 through 2003. In addition, we had manufacturing overcapacity, excess inventories and a cost structure that could not be supported by our smaller revenue base. We responded by closing manufacturing facilities, reducing global headcount, consolidating office space, exiting certain product lines and instituting cost controls across the organization. We also reviewed our product portfolio and cut back or stopped development efforts on some products. In addition, at the end of 2003, we moved to outsource the majority of our remaining manufacturing operations to third-party electronics manufacturing services providers to take advantage of their greater purchasing power and other efficiencies. These actions caused us to record material charges in 2001 through 2005 for excess and obsolete inventory and excess purchase commitments, severance costs, facilities shutdown costs, including accelerated depreciation on certain manufacturing and office buildings and equipment due to shortened useful lives, and various contractual obligations. We also recorded charges for other impaired and surplus assets.

Market stability began in 2003 and continued in 2004 and 2005 as service providers invested in their networks at levels at or above 2003. This stability enabled us to post year-over-year revenue growth in 2004 for the first time since fiscal 2000. Growing demand for wireless services, including third-generation (3G) services, drove capital investments by both wireless and wireline service providers and helped drive sales of our transport and managed access products.

Revenue growth was broad-based in 2005. We benefited from increasing wireless and data traffic by selectively enhancing our transport and managed access products with new features. In addition, we continued to address new, evolving growth opportunities with our broadband data networking and access products. Our acquisition of Advanced Fibre Communications, Inc. (AFC), was a significant part of our revenue growth in 2005 as its sales grew sequentially each quarter during the year. Additionally, through our acquisition of Vinci Systems, Inc., (Vinci) and the introduction of its optical network terminal (ONT) product, we were successful at reducing the cost of such product to close to breakeven.

For 2006, we will continue to focus on maximizing the synergies from our integration of AFC and continue to review our spending, asset utilization and product development roadmap opportunities to optimize revenue, improve asset utilization and contain spending.

Acquisitions

On December 30, 2004, Tellabs acquired Vinci, a privately held developer of ONTs for Fiber-to-the-Premises (FTTP) access systems, for up to $52.5 million in cash and Tellabs restricted stock. Of the $52.5 million, $34.0 million was paid through 2005, with the remainder expected to be paid in 2006. Acquiring Vinci’s ONT technology enabled us to deliver a more cost-effective fiber-access solution. We accounted for this acquisition under the purchase method and recorded the final adjustments to the purchase price in 2005.

On November 30, 2004, Tellabs acquired AFC, a leading supplier of access products, for approximately $1.6 billion. Under the terms of the acquisition, AFC stockholders received 0.504 shares of Tellabs common stock and $12.00 in cash for each AFC share of common stock. We issued approximately 44.8 million shares of our common stock for the acquisition. We used our U.S.-based cash and cash equivalents to satisfy the cash portion of the purchase price. As a result of the transaction, at the acquisition date, historical Tellabs stockholders owned approximately 90% of the combined company and historical AFC stockholders owned approximately 10%. In conjunction with the acquisition, Frank Ianna, a director of AFC and retired president of AT&T Network Services, joined the Tellabs board of directors. Our results of operations for the fourth-quarter and full-year 2004 include AFC’s results for the one-month period following the acquisition. We report AFC’s and Vinci’s products in the revenue category called access. We accounted for this acquisition under the purchase method and recorded the final adjustments to the purchase price in 2005.

As a result of our acquisition of AFC, we became party to a multiyear agreement with Verizon Services Group (Verizon) to be the primary FTTP project vendor in providing the central office and premises electronics required for the delivery of telephone, data and video services to customers’ homes or business locations over fiber-optic cable. Although we expect the overall contract to be profitable, gross margins are below Tellabs’ historical gross margins. One component, the ONT, had been sold substantially below current cost through the third quarter of 2005, when we introduced a new version of the ONT from Vinci with a cost close to breakeven.

We have an ongoing program to continue to improve the profitability of the ONT. We expect product design changes, lower cost versions, component price reductions and increased production volumes to continue to improve gross margins for the ONT. We expect to continue to sell other components of the FTTP systems at a profit.

Quarterly Revenue
$ in millions

Tellabs revenue grew 53% in 2005 as the company returned to profitability.

2005 Revenue Distribution
Percent

2005 was Tellabs’ first full year to include access products, which generated 33% of overall revenue.

Results of Operations

For 2005, we had net earnings of $175.8 million ($0.39 per share) compared with a net loss of $29.8 million ($0.07 per share) in 2004 and a net loss of $241.6 million ($0.58 per share) in 2003. The year-over-year improvements were driven by higher revenue and lower operating expenses as a percentage of revenues.

Revenue

In millions, except percentages	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
Transport	$637.9	$597.9	$419.4	7%	4.3%
Access	617.0	53.3	—	N/M	N/M
Managed Access	364.8	331.0	336.1	10%	(2)%
Broadband Data	60.3	17.4	6.4	N/M	172%
Voice-Quality Enhancement	36.3	74.6	68.2	(51)%	9%
Services	167.1	157.6	150.3	6%	5%
Total	$1,883.4	$1,231.8	$980.4	53%	26%

N/M – Not meaningful.

Total revenue grew by 53% in 2005 compared with a 26% increase in 2004 (20% excluding the December 2004 revenue from AFC). Total 2005 revenue was $1,883.4 million compared with $1,231.8 million in 2004 and $980.4 million in 2003. Revenue in North America amounted to $1,419.4 million (75% of total revenue) in 2005 compared with $813.0 million (66% of total revenue) in 2004 and $597.8 million (61% of total revenue) in 2003. International revenue was $464.0 million (25% of total revenue) in 2005 compared with $418.8 million (34% of total revenue) in 2004 and $382.6 million (39% of total revenue) in 2003.

The increase in transport revenue in 2005 and 2004 came from increased spending by North American wireless service providers to meet growing capacity requirements and to build out their networks to provide 3G services. Shipments to our North American wireless customers accounted for approximately 55% of all transport revenue in 2005, compared with 50% in 2004 and 38% in 2003. Approximately 69% of 2005 revenue from wideband cross-connect products, which constitute the majority of transport revenue, came from port-card growth on our installed base, with the balance consisting of new systems, system expansions and software upgrades. This mix compares with 76% in 2004 and 69% in 2003. We shipped approximately 7.3 million T-1 equivalents in 2005 compared with 6.4 million in 2004 and 3.7 million in 2003. The transport category includes the Tellabs® 5300 and Tellabs® 5500 digital cross-connect systems, Tellabs® 5500 NGX transport switch, Tellabs® 6500 transport switch and Tellabs® 7100 optical transport system.

Fiscal 2005 was the first full year of revenue from AFC in our results. The importance of access in our 2005 growth is highlighted by the fact that access revenue increased in each quarter of the year. Approximately half this revenue was for fiber-to-the-premises and fiber-to the-curb deployments, with most of the balance coming from copper-based access solutions. The access category includes the Tellabs® 1000 multiservice access system, Tellabs® 1100 multiservice access system and Tellabs® 1600 optical network terminal (ONT) series.

The 2005 increase in managed access revenue was due primarily to strength in sales of our managed transport systems and managed access systems driven by Ethernet-over-SDH applications and 3G wireless network build-outs. Revenue for 2004 compared with 2003 was relatively flat. The managed access category includes the Tellabs® 8100 managed access system, the Tellabs® 6300 managed transport system and the Tellabs® 2300 telephony distribution system.

Revenue from our broadband data products (which includes the Tellabs® 8800 multiservice router series and the Tellabs® 8600 managed edge system) has grown since we introduced them in the second half of 2003. We continued to add new customers in 2005, with our customer base now including wireline and wireless service providers as well as cable TV operators.

Voice-Quality Enhancement (VQE) revenue decreased from 2004 to 2005. Across the industry, VQE is migrating from a technology that is sold as stand-alone products to a technology that is integrated into transport, switching and other products. In fact, we have integrated voice-quality capability into our Tellabs® 5500 digital cross-connect system. Therefore, beginning in 2006, we will include all VQE revenue in the transport category. The increase in VQE revenue from 2003 to 2004 was attributable to increased spending by wireless service providers. The VQE category primarily includes the Tellabs® 3000 series of VQE products.

Services revenue increased from 2004 to 2005 as a result of higher product sales. Services revenue from 2003 to 2004 was relatively flat as a larger percentage of our 2004 products in North America required less installation or were installed by our customers without assistance from Tellabs.

Gross Profit & Margin

In millions, except percentages	2005	2004	2003
Gross Profit	$855.0	$657.0	$354.0
Gross Margin	45.4%	53.3%	36.1%
Product Gross Profit	$807.5	$602.1	$317.1
Product Margin	47.0%	56.1%	38.2%
Services Gross Profit	$47.5	$54.9	$36.9
Services Margin	28.4%	34.8%	24.6%

Gross Margin

When we acquired AFC in the fourth quarter of 2004, its access products and related services had average gross margins that were substantially below the average for Tellabs products and services. Although the access product category had an overall margin below Tellabs average margin, one component, the Tellabs 610x ONT (optical network terminal for FTTP applications), had a cost that was substantially in excess of its selling price. However, beginning in the third quarter of 2005, a portion of our ONT revenue came from shipments of a new ONT, the Tellabs 611 ONT, which has a cost close to breakeven.

Negative margins from sales of ONTs and the inclusion of other access products were the principal drivers of the decrease in our overall gross margin in 2005 compared with 2004 (9.2 percentage points). The impact was offset partially by higher margins from products in the transport category (2.3 percentage points). During the periods presented, there were wide variances in our product and services gross margins due to a number of unusual items. In 2003 we incurred significant charges for excess and obsolete inventories and excess purchase commitments that did not recur in 2004 and 2005. Our gross margin in 2003 also was burdened by significant additional depreciation charges due to our decision to outsource our manufacturing operations and close facilities. These unusual charges were the key reasons for the differences between our consolidated gross margin of 36.1% in 2003 and the 53.3% gross margin in 2004. They likewise account for the difference in product gross margins for those periods.

Product Gross Margin

Product margins declined from 2004 to 2005 primarily due to the inclusion of the lower margin access products (10.5 percentage points), partially offset by lower manufacturing costs for our transport products (2.6 percentage points). Product gross margin improved in 2004 compared with 2003 due to the absence of significant unusual charges (11.7 percentage points), lower manufacturing-related costs (8.1 percentage points) and favorable product mix and other (0.7 percentage points). The inclusion of access product revenue and related costs for one month in 2004 reduced full-year 2004 product margins by 1.7 percentage points compared with 2003.

Services Gross Margin

The decrease in services gross margin in 2005 compared with 2004 was due to the addition of access-product related services in 2005 (8.2 percentage points) and higher material costs. Services gross margin improved in 2004 compared with 2003 due to labor efficiencies achieved as a result of reduced headcount in our services business. The inclusion of access services revenue and the related costs for one month in 2004 reduced 2004 services margin by 0.8 percentage points compared with 2003.

Gross Margin Trend

Our total gross margin will continue to be subject to variability due to product mix. Our gross margins are different for each product and services category and for each product within a category because they depend on specific system configurations sold and customer and geographic pricing differences. Under normal conditions, this variability has tended to affect our gross margin in the range of 2 to 3 percentage points up or down. In addition, since acquiring AFC near the end of 2004, our gross margin from the sale of ONTs reduced our overall gross margin. However, we have been successful in bringing the cost of our ONT to near breakeven by the end of 2005. We will continue our efforts to reduce the cost of ONTs through internal development and cost of parts savings.

Operating Expenses

	Expense				Percent of Revenue
In millions	2005	2004		2003	2005	2004	2003
Research and development	$344.0	$250.3		$286.1	1 8.3%	20.3%	29.2%
Sales and marketing	175.5	155.1		143.5	9.3%	12.6%	14.6%
General and administrative	95.6	81.5		99.1	5.1%	6.6%	10.1%

Subtotal	615.1	486.9		528.7	32.7%	39.5%	53.9%

Intangible asset amortization	36.0	17.8		12.6
Restructuring and other charges	12.9	14.1		77.2
Purchased in-process R&D	2.2	102.1		—
Asset impairment charge	—	47.2		—
Net loss on sale of real estate	—	20.6		—
Total Operating Expenses	$666.2	$688.7		$618.5
Headcount at end of year	3,609	4,125	(1)	3,515

(1) Includes 1,084 employees at AFC and Vinci who joined Tellabs at the end of 2004.

The increase in research and development, sales and marketing, and general and administrative expenses from 2004 to 2005 is due primarily to the inclusion of approximately $184.0 million in operating expenses from AFC and Vinci for 2005 compared with $15.5 million of AFC operating expenses included in 2004. In 2005, we set a target to realize $30.0 million in operating expense reductions, based on the combined 2004 operating expense of Tellabs, AFC (including entities it acquired in 2004) and Vinci. By year-end, we realized more than $50.0 million in total operating expense reductions.

The total of research and development, sales and marketing, and general and administrative expenses decreased from 2003 to 2004 due to lower expenses in headcount-related areas such as benefits, travel and telecommunications as we reduced our global workforce. We also significantly reduced spending on prototypes and incurred lower facilities costs due to closing or vacating a number of owned and leased facilities over the periods. Sales and marketing expense increased in 2004 due to higher commissions and incentives on higher sales volume compared with 2003.

Intangible Asset Amortization

The increase in amortization from 2003 through 2005 is due to the amortization of developed technology acquired in our acquisitions of AFC and Vinci in late 2004. We adjusted intangible assets in 2005 for the final allocation of the purchase price of these acquisitions.

Restructuring and Other Charges

Restructuring and other charges were $12.9 million in 2005, $14.1 million in 2004 and $77.2 million in 2003. These charges continue to decrease as our previously announced restructuring and other activities wind down. The charges in 2003 relate to outsourcing of our global manufacturing operations, which resulted in a workforce reduction of approximately 500 employees, facility closures and asset disposals. Additional restructuring activities in 2003 included non-manufacturing workforce reductions and facility closures. As a result of these actions, we recorded charges for severance and related costs, asset impairments and accelerated depreciation due to a change in the useful lives of buildings and equipment because of the outsourcing of our North American manufacturing operations.

Purchased In-Process Research and Development

The charge to in-process research and development expense (IPR&D) was for the estimated fair value of IPR&D that we acquired when we purchased AFC and Vinci. IPR&D refers to the value of technology under development that does not have an alternative use outside of its value within the acquired business. Generally accepted accounting principles requires that IPR&D be expensed in whole at the time it is acquired. The value of the IPR&D at AFC was $89.0 million of the total charges and primarily was attributable to development of enhanced versions of the company’s FTTP products. The remainder was attributable to development of ONTs at Vinci. We determined the estimated fair values of the IPR&D at both AFC and Vinci by using a discounted cash-flow analysis that incorporates estimates of the amounts of costs remaining to complete the development, the amount of revenue that would result from the fully developed technology and an estimate of risk. The IPR&D amount in 2005 is due to the finalization of the purchase price allocation for these two acquisitions.

Asset Impairment Charge

In 2004, we determined that impairment indicators existed for our Tellabs® 5500 NGX switch asset group because actual and forecasted revenue for that group were lower than expected. We further determined that future undiscounted cash flows would not be sufficient to support the total carrying value of the asset group. We therefore recorded an impairment charge of $47.2 million to reduce the carrying value of those assets, principally amortizable intangibles, to their fair value. We determined the fair value of the assets by reference to the present value of the cash flows attributable to those assets over the remaining life of the intangibles, the primary asset in the asset group.

Net Loss on Sale of Real Estate

In 2004 we sold an administrative and research and development facility in Denmark, which resulted in a loss of approximately $21.1 million.

Other Income

In millions	2005	2004	2003
Interest income, net	$28.3	$26.9	$24.2
Other expense, net	(4.0)	(5.4)	(4.4)
Total	$24.3	$21.5	$19.8

Other expense, net in 2005 includes $1.8 million of losses from the sale of short-term investments, driven by the repatriation of cash in the fourth quarter; $4.0 million in income from a long-term investment purchased by a publicly traded entity; and a net $4.0 million loss from foreign currency transaction gains or losses made up of $19.3 million in gains from the impact of foreign currency transactions offset by $23.3 million in losses on forward foreign exchange contracts. Other expense, net also includes impairment charges to write down the carrying value of certain cost-basis equity investments in start-up technology companies and other long-term equity investments. These charges were $4.8 million in 2005, $11.2 million in 2004 and $3.3 million in 2003. Other expense, net in 2004 also includes a $6.6 million foreign currency gain resulting from converting a portion of our offshore cash from Euro-denominated investments to investments denominated in U.S. dollars.

Income Taxes

In millions, except percentages	2005	2004	2003
Income tax (expense)benefit	$(37.3)	$(19.6)	$3.1
Effective income tax rate	17.5%	192.2%	(1.3)%

Our tax expense increased in 2005 to $37.3 million, compared with tax expense of $19.6 million in 2004. The increase is due principally to a tax expense of $15.4 million associated with our repatriation of $600 million under the American Jobs Creation Act of 2004 (AJCA) and an increase in foreign taxes on higher foreign source income. The increase is offset by $10.1 million attributable to the reversal of reserves due to the expiration of the applicable statute of limitations to a potential claim in a foreign jurisdiction. Our tax expense increased to $19.6 million in 2004 from a benefit of $3.1 million in 2003, due to an increase in foreign taxes on higher foreign source income.

Our tax expense for 2003 and 2004 was impacted unfavorably by our inability to record a tax benefit for all or a portion of the domestic and foreign tax losses and other unused tax benefits (referred to herein as deferred tax assets). Generally, un-benefited deferred tax assets increase tax expense and decrease tax benefits in our results of operations in the year they arise or in the year we are required to accrue a valuation allowance against them.

In 2005 we re-evaluated the need to maintain a valuation allowance on our net deferred tax assets under the rules of SFAS 109. Based on this evaluation, which included a review of recent profitability and projections of future profitability, we concluded that a full valuation allowance against our net domestic deferred tax assets was no longer necessary. At December 30, 2005, we continued to maintain a valuation allowance of $14.2 million against deferred tax assets related to foreign net operating losses.

Financial Condition, Liquidity and Capital Resources

Our principal source of liquidity is our cash, cash equivalents and marketable securities. A significant portion of our cash historically has been provided by operations outside of the United States, with significant tax implications to repatriate these funds for domestic use. However, the AJCA created a one-time incentive for U.S. corporations to repatriate this foreign capital by providing an 85% dividends-received deduction with respect to qualifying dividends. In 2005, we repatriated approximately $600 million of existing foreign cash under the AJCA. Since we intend to continue to reinvest unrepatriated foreign earnings outside the United States for the foreseeable future, we have not recognized any U.S. tax expense on those earnings.

In 2005, we generated $258.4 million of cash from operating activities and purchased $192.6 million (24.4 million shares) of our common stock under our $300.0 million stock repurchase plan, which was authorized by our Board of Directors in early 2005. In January 2006, our Board of Directors authorized the repurchase of up to $100.0 million in shares of our outstanding common stock. We intend to use cash generated by employee stock option exercises (other than those of company officers and the Board of Directors) to purchase stock under this separate plan.

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

Contractual Obligations

The following table sets forth an overview of our contractual obligations as of December 30, 2005, that will affect our liquidity and cash flows in future periods:

	Payments Due by Period
In millions	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations	$86.5	$18.7	$30.1	$17.9	$19.8
Net operating lease obligations related to restructuring activities	29.7	5.7	12.1	9.8	2.1
Purchase commitments to contract manufacturers and suppliers	261.8	261.8	—	—	—
Cisco stock loan(1)	180.8	180.8	—	—	—
Cisco stock loan borrowing fees(2)	7.8	1.5	3.0	2.5	0.8
Total obligations	$566.6	$468.5	$45.2	$30.2	$22.7

(1) Our agreement with the lender of the stock has no defined date when we must repay the loan; however, the loan is callable at the discretion of the lender.

(2) For purposes of contractual obligations disclosure, we used Cisco’s average share price of $17.12 for the quarter ended December 30, 2005, to determine the hypothetical value of the borrowing fees assuming the loans are settled in 2011.

We use several contract manufacturers and suppliers to provide manufacturing services for our products. During the normal course of business, to reduce manufacturing lead times and ensure adequate component supply, we enter into agreements with certain contract manufacturers and suppliers to enable them to procure inventory based upon criteria defined by us. Under these agreements, the maximum liability for purchase commitments as of December 30, 2005, was $261.8 million, of which $17.4 million was accrued on the balance sheet.

The Cisco stock loan borrowing fees that are recorded in the financial statements each period are based partially on Cisco’s average share price at the end of each quarter.

Off-Balance Sheet Arrangements

None.

Critical Accounting Policies

The methods, estimates and judgments that we use in applying our accounting policies can have a significant impact on the results we report in the consolidated financial statements. Some of these estimates require difficult and subjective judgments, often as a result of the need to estimate matters that are inherently uncertain. For the reasons discussed below, we consider our critical accounting estimates to be the allowance for excess and obsolete inventory and excess purchase commitments (collectively E&O), goodwill valuation, the valuation of amortizable intangible assets, reserve requirements for lease obligations on vacated facilities, the valuation of deferred tax assets, the estimate of warranty liability and income taxes.

We have discussed the development and selection of these critical accounting policies and estimates with the Audit and Ethics Committee of our Board of Directors.

Excess & Obsolete Inventory and Excess Purchase Commitments

We determine our inventory cost using the first-in, first-out method, and we value our inventory at the lower of cost or market, with market determined by reference to current replacement cost. We determine the amount of inventory that is excess and obsolete (E&O) and purchase commitments in excess of requirements using estimates of future demand for individual components of raw materials and finished goods.

To determine E&O, we compare our existing inventory and inventory purchase commitments with estimates of future product demand and usage requirements. We consider quantities in excess of two years’ expected usage to be excess and we record a full valuation allowance for that amount. For quantities that fall between one- and two-years’ demand, we use management judgment to determine the appropriate E&O amount. We do not record an allowance if the quantity is less than one year’s forecasted demand.

Because our visibility to future sales volume and product mix is limited and actual results can differ materially from our estimates, charges for E&O can have a material impact on our financial statements.

Goodwill

Accounting rules require that we evaluate goodwill for impairment annually. Because we report our operating results as a single segment or reporting unit, we performed the impairment test in 2005 by comparing the per-share market price of our stock with our net book value per share on our annual measurement date in the fourth quarter. Because the market price exceeded our net book value, we concluded that our goodwill was not impaired. Therefore, we did not perform additional impairment testing or record an impairment charge.

Intangible Assets

Our intangible assets consist primarily of purchased technology, which arose primarily from our acquisitions in 2004 and 2003.

We evaluate the carrying value of our intangible assets for impairment whenever indicators of impairment exist. If an impairment indicator exists, we compare the sum of the undiscounted future cash flows expected to result from the intangibles, or asset group of which the intangibles are a part, with our carrying value. If the sum of the undiscounted future cash flows is less than the carrying value, then we compare the fair value of the asset group with our carrying value to determine if an impairment charge is required. We calculate the amount of impairment by subtracting the asset’s fair value from its carrying value.

We believe that the accounting estimate related to asset impairment is a critical accounting estimate because it requires us to make assumptions that are highly uncertain, including: future sales prices, sales volumes and margins for our products, including products that employ new technologies, and uncertainties around customer acceptance. The amount of any suchimpairment could be material to our financial statements.

Valuation Allowance for Deferred Tax Assets

Deferred tax assets arise when we record charges or expenses in our financial statements that will not be allowed as income-tax deductions until future periods. The term deferred tax asset also includes unused tax net operating losses and unused tax credits that we are allowed to carry forward to future years. Accounting rules permit us to carry deferred tax assets on the balance sheet at full value as long as it is “more likely than not” the deductions, losses or credits will be used in the future. A valuation allowance must be recorded against the deferred tax assets via a charge to income tax expense if the test cannot be met.

Through the quarter ended September 30, 2005, we maintained a valuation allowance against our domestic deferred tax assets. In the quarter ended December 30, 2005, we re-evaluated the need to maintain a valuation allowance on our net deferred tax assets under the rules of SFAS 109. Based on this evaluation, which included a review of recent profitability and projections of future profitability, we concluded that a full valuation allowance against our net U.S. deferred tax assets is no longer necessary. At December 30, 2005, we continued to maintain a valuation allowance of $14.2 million against deferred tax assets related to tax benefits from certain non-U.S. net operating losses.

Warranty Costs

We provide warranties for all of our products, with terms and conditions that vary by product. We provide a basic limited warranty, including parts and labor, for all products other than access products for periods that generally range from 90 days to 5 years. The basic limited warranty for access products covers parts and labor for periods that generally range from 2 years to 6 years. We record warranty expense in cost of revenue on the consolidated statement of operations. We estimate our warranty liability by applying historical warranty return rates and costs per claim to the number of units shipped that are still within their warranty period. In addition, when we judge that a particular warranty claim will involve costs that are out of the ordinary, we separately estimate the costs for that claim and record the amount as an additional warranty expense for the period in which we determine we have a liability. These estimates require us to make assumptions about matters that are highly uncertain, including future rates of product failure; repair costs, including availability of materials; shipping and handling; and de-installation and re-installation costs at our customers’ sites, among others. Consequently, the changes in our warranty reserves could be material from period to period.

Restructuring Reserves – Leases

Our restructuring reserves consist of lease obligations that arose from facility closures. We determined the amount of the reserve for each facility by calculating our outstanding lease obligation, then reducing it by an estimate of potential sublease income. We examine real-estate market conditions in each location where we have a vacated facility. We use input from local real-estate professionals to formulate an estimate of potential sublease income. We review our estimate quarterly and adjust our reserves as necessary. We believe our estimate of restructuring lease obligations is a critical accounting estimate because it requires us to make assumptions about matters that are highly uncertain: real-estate rental market conditions, the length of time required to secure tenants, the amount of tenant incentives and the potential sublease income. Although the changes in our reserves for restructuring lease obligations have not been material in the past, it is possible that future changes in estimates could have a material impact on our financial statements.

Income Taxes

We conduct business and file income tax returns in numerous tax jurisdictions around the world. Having a global business requires us to interpret tax laws that are often vague and uncertain, and to make judgments about the application of those laws when we prepare our tax returns. When we calculate income tax expense and the related tax liabilities and assets for our consolidated financial statements, we use estimates of the amount of income, deductions and credits that we believe are allowable under local tax laws, and that should be allowed by tax authorities if our tax returns are audited. However, tax authorities may disagree on the amounts of income, deductions and credits that are allowed to be included in those tax returns. This discrepency could result in paying additional taxes or receiving a refund of previously paid taxes.

Because we are a large, multinational corporation, the United States Internal Revenue Service generally audits each of our federal income tax returns. They are currently auditing our tax returns for the years 2001 through 2003 and have not yet completed their audit. We anticipate that the IRS will submit the results of the audit to us in the first half of 2006. Although we believe any increase to our tax expense that might result from the audit would not have a material impact on our financial statements, we cannot provide assurance that a material adjustment, positive or negative, will not result.

Strategy and Outlook

We expect capital spending by our customers in 2006 to be stable internationally with growth in North America. On a global basis, wireless operators will continue to build next-generation networks to deliver new, data-oriented services. In North America, we expect the regional Bell operating companies to continue to upgrade the access portion of their networks with fiber technology to deliver broadband services to their customers. We also expect that customers will begin to upgrade the transport portion of their networks with next-generation optical technology. Globally, we expect that customers will begin to accelerate spending on broadband data infrastructure equipment. Tellabs believes that it has products either currently available or in development to address these opportunities.

In 2006, we will continue to focus on our strategies to energize our transport products, enlarge our presence in data and expand into adjacent markets, specifically fiber access. In addition, we are driving toward a business target model to achieve over time an overall gross margin of 50% of revenue, operating expenses of 30% of revenue (excluding unusual charges), operating margins at 20% of revenue, and 15% annual revenue growth. While we have achieved and even exceeded these targets in the past, we cannot say when or if we consistently will achieve them again, given today’s market conditions and our product portfolio and services.

Expensing stock options will increase our cost-of-goods sold and operating expenses in 2006. For the first quarter, we expect stock-option expense to be approximately $10.0 million.

We also expect higher income tax expense in 2006. We have exhausted the financial statement benefit of the net loss carryforwards that limited our taxes on domestic operations throughout 2005. We expect that our effective tax rate for the first-quarter and the entire year 2006 will be approximately 35%.

Management’s Report on Internal Control over Financial Reporting

Management of Tellabs, Inc., and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 30, 2005, as required by Rule 13a-15(c) of the Securities Exchange Act of 1934, as amended. In making this assessment, we used the criteria set forth in the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 30, 2005.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 30, 2005, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report that appears on page 27.

Michael J. Birck

Chairman of the Board

Krish Prabhu

President and

Chief Executive Officer

Timothy J. Wiggins

Executive Vice President and

Chief Financial Officer

February 28, 2006

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Tellabs, Inc.:

We have audited the accompanying consolidated balance sheets of Tellabs, Inc., and subsidiaries (the “Company”) as of December 30, 2005, and December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 30, 2005, and December 31, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2006, expressed an unqualified opinion thereon.

Ernst & Young, LLP

Chicago, Illinois

February 28, 2006

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Stockholders and Board of Directors of Tellabs, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Tellabs, Inc., and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 30, 2005, and December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 30, 2005, and our report dated February 28, 2006, expressed an unqualified opinion thereon.

Ernst & Young, LLP

Chicago, Illinois

February 28, 2006

Consolidated Statements of Operations

In millions, except per-share data	Year Ended 12/30/05	Year Ended 12/31/04	Year Ended 1/2/04
Revenue
Products	$1,716.3	$1,074.2	$830.1
Services	167.1	157.6	150.3
	1,883.4	1,231.8	980.4
Cost of Revenue
Products	908.8	472.1	513.0
Services	119.6	102.7	113.4
	1,028.4	574.8	626.4
Gross Profit	855.0	657.0	354.0

Operating Expenses
Research and development	344.0	250.3	286.1
Sales and marketing	175.5	155.1	143.5
General and administrative	95.6	81.5	99.1
Intangible asset amortization	36.0	17.8	12.6
Restructuring and other charges	12.9	14.1	77.2
Purchased in-process research and development	2.2	102.1	—
Asset impairment charge	—	47.2	—
Net loss on sale of real estate	—	20.6	—
	666.2	688.7	618.5
Operating Earnings (Loss)	188.8	(31.7)	(264.5)
Other Income
Interest income, net	28.3	26.9	24.2
Other expense, net	(4.0)	(5.4)	(4.4)
	24.3	21.5	19.8
Earnings (Loss) Before Income Tax	213.1	(10.2)	(244.7)
Income tax (expense) benefit	(37.3)	(19.6)	3.1
Net Earnings (Loss)	175.8	$(29.8)	$(241.6)

Net Earnings (Loss) Per Share
Basic	$0.39	$(0.07)	$(0.58)
Diluted	$0.39	$(0.07)	$(0.58)
Weighted Average Shares Outstanding
Basic	449.9	420.2	413.1
Diluted	454.5	420.2	413.1

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

In millions, except share data	12/30/05	12/31/04
ASSETS
Current Assets
Cash and cash equivalents	$880.8	$292.9
Investments in marketable securities	308.9	823.3
	1,189.7	1,116.2
Other marketable securities — Cisco stock	180.8	204.0
Accounts receivable, net of returns and allowances of $8.4 and $14.8	319.4	309.4
Inventories
Raw materials	28.3	39.2
Work in process	11.7	13.6
Finished goods	69.1	63.6
	109.1	116.4
Income taxes	15.9	38.9
Miscellaneous receivables and other current assets	58.1	50.0
Total Current Assets	1,873.0	1,834.9
Property, Plant and Equipment
Land	20.3	21.0
Buildings and improvements	190.5	194.1
Equipment	403.2	404.0
	614.0	619.1
Accumulated depreciation	(313.9)	(290.3)
	300.1	328.8
Goodwill	1,111.9	1,092.3
Intangible Assets, Net of Amortization	117.2	156.0
Other Assets	112.7	133.1
Total Assets	$3,514.9	$3,545.1

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$97.1	$96.3
Accrued compensation	83.8	70.3
Restructuring and other charges	7.2	13.4
Income taxes	28.9	15.9
Cisco stock loan	180.8	204.0
Other accrued liabilities	127.4	136.1
Total Current Liabilities	525.2	536.0
Long-Term Restructuring Liabilities	24.0	33.0
Income Taxes	95.9	127.9
Other Long-Term Liabilities	55.1	51.0

Stockholders’ Equity
Preferred stock: authorized 5,000,000 shares of $.01 par value; no shares issued and outstanding	—	—
Common stock: authorized 1,000,000,000 shares of $.01 par value; 477,045,901 and 466,910,981 shares issued, including treasury stock	4.8	4.7
Additional paid-in capital	1,238.7	1,145.9
Deferred compensation expense	(10.9)	(21.8)
Treasury stock, at cost: 27,661,859 and 3,250,000 shares	(322.8)	(129.6)
Retained earnings	1,847.9	1,672.1
Accumulated other comprehensive income	57.0	125.9
Total Stockholders’ Equity	2,814.7	2,797.2
Total Liabilities and Stockholders’ Equity	$3,514.9	$3,545.1

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders’ Equity

	Year Ended 12/30/05		Year Ended 12/31/04		Year Ended 1/2/04
In millions	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	466.9	$4.7	417.9	$4.2	415.4	$4.1
Stock issued for employee stock programs	10.1	0.1	2.3	—	2.5	0.1
Stock issued for business acquisitions	—	—	46.7	0.5	—	—
Balance at end of year	477.0	4.8	466.9	4.7	417.9	4.2

Additional Paid-In Capital
Balance at beginning of year		1,145.9		556.8		543.6
Stock options exercised		83.2		8.9		4.3
Restricted stock award activity		7.3		8.0		0.1
Stock purchase plan activity		2.3		—		—
Stock issued for business acquisitions		—		428.6		2.4
Fair value of options issued in acquisitions		—		143.6		6.4
Balance at end of year		1,238.7		1,145.9		556.8

Deferred Compensation
Balance at beginning of year		(21.8)		(9.5)		(19.3)
Amortization of deferred compensation		10.9		5.5		11.2
Amortization of restricted stock awards		5.4		1.0		—
Restricted stock award activity		(5.4)		(5.3)		—
Deferred compensation from acquisitions		—		(13.5)		(1.4)
Balance at end of year		(10.9)		(21.8)		(9.5)

Treasury Stock
Balance at beginning of year	3.3	(129.6)	3.3	(129.6)	3.3	(129.6)
Purchases	24.4	(193.2)	—	—	—	—
Balance at end of year	27.7	(322.8)	3.3	(129.6)	3.3	(129.6)

Retained Earnings
Balance at beginning of year		1,672.1		1,701.9		1,943.5
Net earnings (loss)		175.8		(29.8)		(241.6)
Balance at end of year		1,847.9		1,672.1		1,701.9

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year		125.9		95.5		(52.0)
Reclassification adjustment for loss (gain) included in net earnings		2.5		(1.4)		(8.9)
Unrealized holding (loss) gain on marketable securities, net of tax benefit of $2.1 in 2005 and 2004, and a tax expense of $1.0 in 2003		(3.1)		(3.1)		4.9
Net unrealized holding loss on marketable securities		(0.6)		(4.5)		(4.0)
Foreign currency translation adjustments		(68.3)		34.9		151.5
Balance at end of year		57.0		125.9		95.5
Total Stockholders’ Equity		$2,814.7		$2,797.2		$2,219.3

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flow

In millions	Year Ended 12/30/05	Year Ended 12/31/04	Year Ended 1/2/04
Operating Activities
Net earnings (loss)	$175.8	$(29.8)	$(241.6)
Adjustments to reconcile net earnings (loss) to
net cash provided by operating activities:
Depreciation and amortization	126.1	82.3	110.2
Deferred compensation amortization	16.3	6.5	11.2
Deferred income taxes	(15.6)	11.6	(14.9)
Tax benefit associated with stock option exercises	14.0	—	1.6
Restructuring and other charges	12.9	11.7	172.6
Purchased in-process research and development	2.2	102.1	—
Asset impairment charge	—	47.2	—
Net loss on sale of real estate	—	20.6	—
Net changes in assets and liabilities,
net of effects from acquisitions:
Accounts receivable	(15.0)	(49.6)	33.5
Inventories	7.0	(24.8)	143.8
Miscellaneous receivables and other current assets	3.2	65.8	(87.1)
Other assets	(11.2)	(9.1)	2.0
Accounts payable	(15.5)	13.0	(34.1)
Restructuring and other charges	(24.2)	(52.2)	(84.2)
Other accrued liabilities	(27.6)	9.5	(12.9)
Income taxes	9.4	18.1	154.9
Other long-term liabilities	0.6	(8.2)	(5.1)
Net Cash Provided by Operating Activities	258.4	214.7	149.9
Investing Activities
Capital expenditures	(61.8)	(41.4)	(17.2)
Disposals of property, plant and equipment	15.6	31.5	7.7
Payments for purchases of investments	(661.9)	(1,318.8)	(2,287.8)
Proceeds from sales and maturities of investments	1,180.4	1,379.1	2,009.8
Payments for acquisitions, net of cash acquired	—	(244.3)	(122.6)
Net Cash Provided by (Used for) Investing Activities	472.3	(193.9)	(410.1)
Financing Activities
Proceeds from issuance of common stock under option plans	71.6	8.9	5.9
Repurchase of common stock	(193.2)	—	—
Net Cash (Used for) Provided by Financing Activities	(121.6)	8.9	5.9
Effect of Exchange Rate Changes on Cash	(21.2)	17.3	46.6
Net Increase (Decrease) in Cash and Cash Equivalents	587.9	47.0	(207.7)
Cash and Cash Equivalents at Beginning of Year	292.9	245.9	453.6
Cash and Cash Equivalents at End of Year	$880.8	$292.9	$245.9
Other Information
Interest paid	$2.3	$0.3	$—
Income taxes paid (refunded), net	$11.8	$(4.0)	$(146.1)
Issuance of common stock and options for acquisitions	$—	$576.0	$—

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business

We operate as one segment in the design, assembly, marketing and servicing of a diverse line of communications equipment used in public and private networks worldwide.

Principles of Consolidation

Our consolidated financial statements include the accounts of Tellabs and our subsidiaries. All intercompany accounts and transactions have been eliminated. We have reclassified certain prior-year amounts to conform to the current-year presentation.

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

Restricted Cash

Restricted cash equivalents and marketable securities of $20.0 million are included in Other Assets in 2004. The cash equivalents and marketable securities were held as collateral to back a three-year bond posted for a U.S. customer contract. The restriction for these assets was removed in 2005, so they were reclassfied to Cash and Cash Equivalents.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, marketable securities, cost-basis investments and derivatives. The carrying value of the cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value because of their short-term nature. We determine the fair value of marketable securities and derivatives based on quotes from brokers or current rates offered for instruments with similar characteristics. See discussion in Note 7 regarding derivatives.

Accounts Receivable Returns and Allowances

Our reserve for returns and allowances is based on our assessment of the collectibility of customer accounts. We regularly review the allowance by considering factors such as credit, the age of the accounts receivable balances, the current economic conditions that may affect a customer’s ability to pay and historical experience.

Inventories

We determine our inventory cost using the first-in, first-out method and we value our inventory at the lower of cost or market, with market determined by reference to current replacement cost. We determinethe amount of inventory that is excess and obsolete using estimates of future demand for individual components of raw materials and finished goods.

Property, Plant and Equipment

We record property, plant and equipment at cost. We compute depreciation using both the declining-balance and straight-line methods. Buildings are depreciated over 25 to 40 years; building improvements over 7 years; leasehold improvements over the life of the lease, currently 3 to 15 years; and equipment over 3 to 10 years. We evaluate property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

Stock Options

We account for stock-based compensation under the intrinsic value outlined in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized for its stock compensation arrangements. If the cost for our compensation plans had been determined consistent with SFAS No. 123, Accounting for Stock-Based Compensation, our net

earnings and net earnings per share would have changed to the pro forma amounts indicated below:

In millions, except per-share data	2005	2004	2003
Net earnings (loss) as reported	$175.8	$(29.8)	$(241.6)
Add: Stock-based employee compensation expense included in reported net earnings (loss), net of related tax effects	10.3	6.5	11.2
Less: Total stock-based employee compensation expense determined under fair-value based method for all grants, net of related tax effects(1)	(18.9)	(62.0)	(62.6)
Pro forma net earnings (loss)	$167.2	$(85.3)	$(293.0)
Net earnings (loss) per common share
As reported	$0.39	$(0.07)	$(0.58)
Pro forma basic and diluted	$0.37	$(0.20)	$(0.71)

(1) The pro forma effect recorded in 2005 includes a tax benefit of $62.7 million, of which $35.6 million represents the release of a valuation allowance maintained against the deferred tax benefit on stock-based employee compensation expense recorded in 2004 and 2003.

We estimated the fair value of options on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2004	2003
Expected volatility	51.9%	70.8%	73.4%
Risk-free interest rate	3.9%	3.4%	3.0%
Expected life in years	4.0	4.7	5.1
Expected dividend yield	0.0%	0.0%	0.0%

The pro forma amounts disclosed above may not be representative of future disclosures for several reasons. For instance, the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. In addition, beginning in the first quarter of 2006, we will begin expensing options based on methods prescribed under SFAS 123(R).

Income Taxes

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis at enacted tax rates when such amounts are expected to be realized or settled. We provide valuation allowances if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Goodwill

Goodwill represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets at the dates of acquisition. We compare our market capitalization with book value annually as an indicator of potential impairment.

Intangible Assets

Our intangible assets are made up primarily of purchased technology from acquisitions. We amortize these assets over their estimated useful lives and review them for impairment when indicators of impairment exist, such as poor or declining operating performance or cash flows.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price or fee is fixed or determinable, and collectibility is reasonably assured in accordance with the guidance in the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition.

Products

The majority of our revenue comes from product sales. We recognize revenue either upon shipment or delivery to the customer, depending upon the contractual delivery terms.

Some of our customer agreements contain acceptance clauses that grant the right to return or exchange products that do not conform to our published specifications. When we have sufficient historical evidence that our products meet the published specifications, we recognize revenue upon shipment or delivery, and record any potential returns as warranties. Otherwise, we recognize revenue when the conditions of acceptance have been met.

A few of our customer agreements grant the right to return or exchange product based upon subjective matters. We have established sufficient historical evidence on rates of return for most of our products to be able to accrue for returns under the guidance of SFAS No. 48, Revenue

Recognition When Right of Return Exists. We recognize revenue, net of potential returns, upon shipment or upon delivery of product to the customer.

Some of our customer agreements are in the form of distribution agreements, with contractual rights of return, promotional rebates, and other rebates and credits. We recognize revenue net of estimated returns and rebates, which are calculated based on contractual provisions and historical evidence of returns activity.

Services

We also recognize revenue for services performed for customers. Most services revenue relates to product installation at customer sites. Customers may purchase installation services from us, install our products themselves or hire third parties to perform the installation. We recognize revenue for installation services upon completion.

We recognize revenue from maintenance and support contracts ratably over the service period. We recognize other services revenue, including training and other business support services, upon completion.

Earnings Per Share

We base earnings per share on the weighted average number of common shares (basic) and the weighted average common shares adjusted for assumed exercises of stock options and vesting of restricted stock (diluted). We base earnings per share in periods of a net loss solely on basic weighted average number of common shares under generally accepted accounting principles.

Foreign Currency Translation

We generally measure the financial statements of our foreign subsidiaries using the local currency as the functional currency. In such cases, we translate assets and liabilities at exchange rates in effect at the balance sheet date, and we translate revenue and expenses at weighted average exchange rates during the year. We record the gain or loss from translating a subsidiary’s stockholders’ equity into U.S. dollars as a cumulative translation adjustment in the equity section of the Consolidated Balance Sheets.

Foreign Currency Transactions

We recognize foreign currency transaction gains and losses resulting from changes in exchange rates in Other Expense, Net. We recorded net (losses) gains of $(4.0) million in 2005, $3.8 million in 2004 and $(1.8) million in 2003.

2. New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which requires the measurement and recognition of compensation expense for all stock-based compensation payments. This statement supersedes our current accounting under APB 25. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 107 relating to the adoption of SFAS 123(R). We will adopt SFAS 123(R) at the beginning of 2006 using the modified prospective method. We expect the adoption of SFAS 123(R) and SAB No. 107 to result in an additional pre-tax expense of $30.3 million in 2006 plus an amount that has not been determined for options granted in 2006.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which supersedes APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. This new standard requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless impracticable. This statement also requires that a change in depreciation, amortization or depletion method for long-lived, non-financial assets be treated as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted this statement on December 31, 2005.

Also in June 2005, the FASB issued FSP 143-1, Accounting for Electronic Equipment Waste Obligations, which addresses the accounting for obligations associated with Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the “Directive”) adopted by the European Union. The Directive obligates a commercial user to incur costs associated with the retirement of a specified asset that qualifies as historical waste equipment effective August 13, 2005. FSP 143-1 requires commercial users to apply the provisions of SFAS 143, Accounting for Conditional Asset Retirement Obligations, and the related FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, to their obligations associated with historical waste. FSP 143-1 took effect on the later of the first reporting period ending after June 8, 2005, or the date of the adoption of the law by the applicable European Union member. In conjunction with the Directive, we have accrued amounts that we believe are adequate as of December 30, 2005. These accruals did not have a material impact on our financial statements. As of December 30, 2005, certain of the member states had not adopted or issued their implementation guidance. In addition, similar legislation has been or may be enacted in other countries, including the United States, Canada, Mexico, China and Japan.

3. Restructuring and Other Charges

In the fourth quarter of 2004 and first quarter of 2005, we initiated plans to improve profitability by reducing the combined annual expenditures of Tellabs and AFC by $30 million in 2005 and beyond, and by realizing an additional $15 million in annual expense savings from other sources, primarily operating expenses. To reach these goals, we reorganized our operations in Denmark and Finland, and reduced headcount on a smaller scale in other locations. Implementation of these plans, which is substantially complete, resulted in workforce reductions, facility closures and asset disposals. We recorded charges in both 2004 and 2005 of $16.7 million related to these plans. During the second half of 2005, we made minor adjustments to prior accruals to reflect current expectations. Excluding restructuring charges, we achieved cost savings from these plans beginning in the first quarter of 2005. By the end of 2005, we had achieved the goals of these plans. If we incur any additional charges for our previous restructuring plans, we do not expect them to be material.

In 2003, management approved plans to restructure our operations due to difficult market conditions in the telecommunications industry. A major component of the restructuring was the outsourcing of our global manufacturing operations, which resulted in workforce reductions of approximately 500 employees, facility closures, asset disposals and the sale of the majority of our inventory to outsourcers. Additional restructuring activities during 2003 included non-manufacturing workforce reductions and facility closures. As a result of these actions, we recorded charges for severance and related costs, asset impairments, accelerated depreciation on our manufacturing facility in North America, excess and obsolete inventories and excess purchase commitments. Our manufacturing operations in North America ceased in October 2003, and international manufacturing operations ceased in January 2004. We recorded restructuring and other charges related to all of these activities in 2003 and 2004.

The following table summarizes restructuring and other charges recorded for the plans mentioned above, as well as adjustments to reserves recorded for prior restructurings:

In millions	2005	2004	2003
Severance and other termination benefits	$12.4	$5.2	$32.3
Facility and other exit costs	—	12.2	68.3
Inventory adjustments and excess purchase commitments	—	(9.6)	70.7
Other obligations	0.5	3.9	1.3
Total restructuring and other charges	$12.9	$11.7	$172.6
Total of above items in cost of revenue	$—	$(2.4)	$95.4
Total of above items in operating expenses	$12.9	$14.1	$77.2

Severance and other termination benefits

Severance and other termination benefits in 2005 include $11.8 million for staff reductions in Denmark and Finland and severance of $0.6 million attributable to outsourcing our North American prototype lab.

In the first half of 2004, we recorded additional accruals for severance and related costs of $5.0 million as we changed our estimates of the number of employees to be terminated under our fourth-quarter 2003 restructuring plan and of severance and related costs pertaining to the closure of our Montreal, Canada, facility in the fourth quarter of 2003. In December 2004, we recorded an accrual for severance and related costs of $1.6 million pertaining to the Denmark workforce reduction, which was approved toward the end of 2004. These charges were offset partially by a $1.4 million reduction of accruals for severance and related costs pertaining to certain restructuring activities that we initiated in 2003 and prior periods.

As a result of outsourcing manufacturing operations and aligning employee levels with expected workforce needs, we recorded charges totaling $33.7 million for severance pay and related costs, as we laid off approximately 1,500 employees worldwide in 2003. We also reversed $1.4 million in severance accruals due to changes in the estimated severance and related costs from prior restructuring programs.

Facility and other exit costs

Facility and other exit costs in 2005 include $2.9 million for equipment disposals in Denmark and Finland and a $2.9 million reduction of prior restructuring accruals for excess leased facilities, primarily due to favorable subleasing.

Facility and other exit costs include impairment charges of $18.7 million in 2004 for property, plant and equipment to be disposed of or held for sale. This charge is composed of $4.7 million for a loss on the sale of our Bolingbrook manufacturing facilities; $7.7 million for the closure of our Montreal research and development facility; $5.5 million for U.S. research and development and manufacturing assets and $0.8 million for property, plant and equipment sold to our manufacturing contractor as part of our international manufacturing outsourcing. We also received $5.2 million in proceeds from the sale of property, plant and equipment in excess of our original estimate. Also included in facility and other exit costs is $1.9 million for costs associated with the consolidation of excess leased facilities. This amount included accruals for our Montreal research and development office, which we closed in the first quarter of 2004. We reduced excess facilities accruals by $3.2 million in a final settlement of obligations associated with previously vacated facilities and favorable subleasing activity in North America.

During 2003, due to a change in the estimated lives of certain buildings and equipment because we outsourced our North American manufacturing operations, we recorded $48.5 million in accelerated depreciation on the related buildings and equipment. Of this amount, $23.7 million was charged to cost of revenue during the year and $24.8 million was charged to operating expenses. We also recorded a loss of $23.6 million related to the disposal of property, plant and equipment consisting primarily of manufacturing equipment, lab and data equipment, and computer software. We disposed of this equipment primarily by conducting periodic open-bid auctions with items sold to the highest bidders. During the year we also reduced a reserve related to the disposal of property, plant and equipment by $5.0 million to reflect the receipt of sales proceeds in excess of our original estimates. In addition, as a result of the outsourcing of our manufacturing operations, we recorded $1.2 million in charges related to the consolidation of excess facilities.

Inventory adjustments and excess purchase commitments

In 2004, we accrued $2.3 million for the revaluation of inventories related to international manufacturing outsourcing, and increased the accrual for North American purchase commitments by $0.1 million. We reduced the reserve for excess purchase commitments in 2004 by $12.0 million, due to a favorable settlement with a vendor.

Due to a slowdown in customer spending levels during 2003 and 2002, and a review of our inventory levels during outsourcing activities, we wrote down the value of our inventories and related non-cancelable inventory purchase commitments for excess amounts. Included in product cost of goods sold for 2003 were net charges of $70.7 million related to the write-down of inventories and accruals for non-cancelable inventory purchase commitments. We recorded the inventory adjustments as a reduction to inventory, and recorded the reserve for excess non-cancelable purchase commitments to accrued restructuring and other charges.

Other obligations

In 2005, the charge to other obligations is for non-cancelable software licenses due to headcount reductions in Denmark and Finland.

In 2004, we accrued $2.4 million for contract termination costs because we failed to meet certain contractual requirements related to volume usage. In addition, we accrued $1.7 million in wage transition charges related to outsourcing our international manufacturing operations. We also reduced a previously established accrual of $0.2 million for software licenses.

In 2003, we recorded $3.7 million in charges for other obligations that arose as a direct result of our 2003 restructuring activities. These charges represent non-cancelable agreements for software licenses that were deemed excess due to workforce reductions and product roadmap changes.

We expect to pay the current portion of accruals for restructuring and other charges within 12 months, so it is classified as a current liability on the Consolidated Balance Sheets. The long-term portion of the accruals consists of the long-term portion of facility leases, which we expect to pay over the remaining terms of the leases that expire at various times through 2011.

The following tables summarize our restructuring and other charges activity during 2005 and 2004 and the status of the reserves at the related year-end:

In millions	Balance at 12/31/04	Charges	Cash Payments	Non-Cash Settlements and Other Activities (1)	Balance at 12/30/05
Facility and other exit costs	$41.8	$—	$(9.1)	$(3.0)	$29.7
Severance and other termination benefits	2.0	12.4	(12.3)	(0.6)	1.5
Inventory adjustments and excess purchase commitments	0.2	—	—	(0.2)	—
Other obligations	2.4	0.5	(2.8)	(0.1)	—
Total	$46.4	$12.9	$(24.2)	$(3.9)	$31.2

In millions	Balance at 1/2/04	Charges/ (Reversals)	Cash Payments	Non-Cash Settlements and Other Activities (1)	Balance at 12/31/04
Facility and other exit costs	$54.8	$12.2	$(12.1)	$(13.1)	$41.8
Severance and other termination benefits	13.5	5.2	(16.2)	(0.5)	2.0
Inventory adjustments and excess purchase commitments	38.4	(9.6)	(20.6)	(8.0)	0.2
Other obligations	2.9	3.9	(2.8)	(1.6)	2.4
Total	$109.6	$11.7	$(51.7)	$(23.2)	$46.4

(1) Non-Cash Settlements and Other Activities include the effects of currency translation on balances, write-downs of property, plant and equipment to be disposed, and other changes in the reserve balance that do not flow through the income statement.

4. Acquisitions

On December 30, 2004, we acquired Vinci, a privately held developer of optical network terminals for fiber-to-the-premises access systems, for $52.5 million in cash and restricted Tellabs stock. This acquisition enabled us to deliver a more cost-effective fiber-access solution. In 2004, we expensed in-process research and development costs of $13.1 million related to this acquisition based on a preliminary appraisal. In 2005, we expensed an additional $2.2 million of in-process research and development costs based on the final allocation of the purchase price.

On November 30, 2004, we acquired 100% of the outstanding common stock of AFC, a leader in access products, for 0.504 shares of our common stock and $12.00 in cash for each AFC share. The total value of the acquisition was approximately $1.6 billion ($794.5 million, net of cash acquired) plus liabilities assumed. We issued approximately 44.8 million shares of Tellabs common stock for the acquisition, with the cash portion financed with U.S.-based cash and cash equivalents, including AFC’s. AFC’s products enable service providers to deliver voice, video and high-speed Internet access over a single network infrastructure. By acquiring AFC, Tellabs became the industry leader in the broadband fiber-access market, a market in which Tellabs previously had not been a significant participant. Tellabs believes that its deep relationships with telecom service providers will provide growth opportunites for both Tellabs and AFC products that were not achievable as stand-alone companies.  Goodwill from this acquisition was $559.2 million and intangible assets were $185.2 million. We are amortizing intangible assets, excluding in-process research and development, on a straight-line basis over a weighted average amortization period of 7 years. We expensed in-process research and development costs of $89.0 million in 2004.

Components of the purchase price follow:

In millions
Cash paid to AFC stockholders	$1,067.5
Fair value of Tellabs common stock issued	419.7
Fair value of stock options converted	143.6
Acquisition costs	7.9
1,638.7
Deferred compensation	(4.2)
Purchase price	$1,634.5

During 2005, we made adjustments to the AFC purchase price of $13.8 million for costs to exit facilities, and costs for employee severance and relocation (exit costs). In addition, we made adjustments of $7.9 million related to other assets and liabilities assumed in the acquisition. During 2005, the accrual for exit costs was charged $15.4 million, leaving a remaining balance of $10.0 million at December 30, 2005. We expect to complete the remaining exit activities within the next year.

The value of our common stock issued for the acquisition was determined based on an average of our stock price three days before and three days after September 7, 2004, the date of the revised acquisition agreement. We used the Black-Scholes option valuation model to determine the fair value of the Tellabs stock options exchanged. The deferred compensation represents the intrinsic value of the unvested AFC stock options on the acquisition date, which is being amortized over the remaining vesting period of the options.

The allocation of the purchase price follows:

In millions
Cash, cash equivalents and marketable securities	$840.0
Other marketable securities – Cisco stock	198.0
Other current assets	126.1
Property, plant and equipment	64.0
Goodwill	559.2
Intangible assets: backlog/leasehold estates/customer relationships	28.2
Intangible assets: developed technology	66.0
Intangible assets: trade name	2.0
Purchased in-process research and development costs	89.0
Other long-term assets	32.9
Total assets	2,005.4
Cisco stock loan	198.0
Other current liabilities	145.0
Other long-term liabilities	27.9
Total liabilities	370.9
Purchase price	$1,634.5

The pro forma results of operations for 2004 and 2003, as though AFC were acquired at the beginning of the respective periods, follow:

	(Unaudited)
In millions, except per-share amounts	Year ended 12/31/04	Year ended 1/02/04
Revenue	$1,665.9	$1,498.5
Net earnings (loss)	46.4	(236.7)
Earnings (loss) per share – basic	0.10	(0.52)
Earnings (loss) per share – diluted	$0.10	$(0.52)

In June 2003, we acquired 100% of the outstanding preferred and common stock of Vivace Networks, Inc. (Vivace), a developer of flexible, high-performance multi service routers, for $130.3 million ($122.6 million, net of cash acquired) plus liabilities assumed. We believe this acquisition brought two complementary products that enabled us to expand into the high-growth multiservice router market. Goodwill from this acquisition was $93.5 million and intangible assets were $37.5 million. We are amortizing the intangible assets over a 7-year useful life using the straight-line method.

We entered into an employee retention incentive program that awarded shares of our stock worth $10.0 million to eligible employees. The cost of this program was recognized ratably over a 2-year time period.

Components of the purchase price follow:

In millions
Cash paid to Vivace stockholders	$124.6
Fair value of stock options exchanged	6.4
Acquisition costs	0.7
131.7
Deferred compensation	(1.4)
Purchase price	$130.3

We used the Black-Scholes option valuation model to determine the fair value of the Tellabs stock options exchanged. The deferred compensation represents the intrinsic value of the unvested Vivace stock options on the acquisition date, which will be recognized over the remaining vesting period of the options.

The allocation of the purchase price follows:

In millions
Goodwill	$93.5
Intangible assets subject to amortization—developed technology	37.5
Other assets	16.7
Total assets	147.7
Total liabilities	17.4
Purchase price	$130.3

We accounted for these acquisitions under the purchase method of accounting. We included the operating results of the businesses in the accompanying consolidated results of operations from their date of acquisition. Pro forma combined results of operations assuming the acquisitions had occurred at the beginning of the year are not presented for Vinci and Vivace, because they would not differ materially from reported results. In addition, we estimate that $158.8 million of goodwill from these acquisitions will be deductible for tax purposes.

5. Goodwill and Intangible Assets

Goodwill changed during 2004 and 2005 due to acquisitions and currency translation adjustments. The following table reconciles goodwill from 1/2/04 to 12/30/05:

In millions	Balance at 1/2/04	Additions	Currency Translation Adjustments	Balance at 12/31/04	Additions	Currency Translation Adjustments	Balance at 12/30/05
Goodwill	$552.3	537.4	$2.6	$1,092.3	$23.5	$(3.9)	$1,111.9

We amortize our intangible assets with finite lives on a straight-line basis over their estimated useful lives, which range from approximately 1 year to 13 years. Amortizable intangible assets acquired in our acquisitions of AFC and Vinci in 2004 had a weighted average amortization period of 7 years, with a weighted average amortization period of 6 years for $89.8 million in developed technology, 12 years for $34.2 million in customer relationships and backlog, 7 years for ($6.0) million in leasehold estates and less than 1 year for $2.0 million in trade names and trademarks.

During the fourth quarter of 2004, we recorded a charge of $47.2 million for the impaired developed technology and other assets related to the Tellabs 5500® NGX transport switch product acquired as part of the Ocular acquisition, based on reduced cash-flow estimates. Of the total charge, $45.6 million was to write off all of the remaining developed technology asset.

The gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

	As of 12/30/05			As of 12/31/04
In millions	Gross Assets	Accumulated Amortization	Net	Gross Assets	Accumulated Amortization	Net
Developed technology	$151.1	$57.1	$94.0	$153.5	$26.6	$126.9
Customer relationships/backlog	34.2	5.9	28.3	34.2	0.8	33.4
Trade name/trademarks	2.0	2.0	—	2.0	0.4	1.6
Leasehold estates	(6.0)	(0.9)	(5.1)	(6.0)	(0.1)	(5.9)
Total	$181.3	$64.1	$117.2	$183.7	$27.7	$156.0

The estimated amortization expense for each of the next 5 years follows:

In millions
2006	$26.6
2007	22.3
2008	22.0
2009	18.4
2010	7.8

6. Investments

We account for marketable securities at market prices, with the unrealized gain or loss, less deferred income taxes, shown as a separate component of stockholders’ equity. We base realized gains and losses on specific identification of the security sold. At December 30, 2005, and December 31, 2004, available-for-sale marketable securities consisted of the following:

In millions	Amortized Cost	Unrealized Gain/(Loss)	Market Value
2005
U.S. government and agency debt obligations	$202.8	$(3.1)	$199.7
Corporate debt obligation	66.6	(1.0)	65.6
Preferred and common stocks	44.8	(1.2)	43.6
	$314.2	$(5.3)	$308.9
2004
U.S. government and agency debt obligations	$531.2	$(3.2)	$528.0
Corporate debt obligations	187.1	(1.6)	185.5
Foreign government obligations	64.4	0.3	64.7
Preferred and common stocks	45.7	(0.7)	45.0
Foreign bank obligations	0.1	—	0.1
	$828.5	$(5.2)	$823.3

Of our available-for-sale debt securities at December 30, 2005, $157.2 million have contractual maturities of less than 12 months and $108.1 million have contractual maturities greater than 12 months. As of December 30, 2005, the unrealized loss for securities with a final maturity date of less than 12 months was $2.2 million, and the unrealized loss for securities with a final maturity of greater than 12 months was $1.9 million.

The unrealized losses in our fixed-income investments were caused by interest-rate increases. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because we can and intend to hold those investments until a recovery of fair value, we do not consider those investments to be impaired at December 30, 2005.

As a result of the AFC acquisition, we acquired 10.6 million shares of Cisco common stock that AFC owned as a result of its investment in privately held Cerent Corporation, which was acquired by Cisco in 1999. The shares are presented in the current assets section of our balance sheet as of December 30, 2005.  In 2000, AFC entered into two three-year hedge contracts, pledging all of the Cisco stock to secure the obligations under the contracts. When the hedge contracts matured in 2003, AFC entered into stock loan agreements with a lender, borrowing 10.6 million shares of Cisco stock to settle hedge contracts on the Cisco stock. The fair value of those stock loans is reflected as a current liability on our balance sheet as of December 30, 2005. The value of both the asset and liability move in tandem with each other since each is based upon the number of shares we hold at the current stock price. Annual fees associated with the stock loan agreement have been approximately $1.3 million.

In addition to the above investments, we maintain investments in start-up technology companies and partnerships that invest in start-up technology companies. We recorded these investments in Other Assets at cost. These investments totaled $13.8 million at December 30, 2005, and $12.5 million at December 31, 2004.

We conduct a quarterly review of each investment in our portfolio, including historical and projected financial performance, expected cash needs and recent funding events. We recognize other-than-temporary impairments if the market value of the investment is below its cost basis for an extended period of time or if the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. Other-than temporary impairments were $4.8 million for the year ended December 30, 2005, which includes a loss of $0.5 million from currency translation adjustments related to the sale of a foreign investment. Other-than-temporary impairments were $11.2 million for the year ended December 31, 2004, and $3.3 million for the year ended January 2, 2004. In 2005, we recorded $4.0 million in income from a long-term investment because the underlying company was purchased by a publicly traded entity. The impairment charges and income are included in Other Expense, Net in the Consolidated Statements of Operations.

7. Derivative Financial Instruments

We conduct business on a global basis in several major currencies and are subject to risks associated with fluctuating foreign exchange rates. In response to this risk, we developed a foreign currency exposure management policy to mitigate financial exposure to changing foreign exchange rates resulting from nonfunctional currency receivables and payables that are expected to be settled in one year or less. In 2005, we expanded our policy to include hedging of currency exposures anticipated within the year. We used foreign currency forward contracts and a limited number of currency options to manage our foreign currency exposure. We enter into derivative foreign exchange contracts only to the extent necessary to meet our overall goal of minimizing nonfunctional foreign currency exposures. We do not enter into hedging transactions for speculative purposes.

Non-designated Hedges

We do not engage in hedging specific individual transactions when addressing currency risks associated with nonfunctional monetary assets and liabilities that are re-measured through income. Instead, we use derivatives to manage overall exposure levels for specific currencies. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, we record all related forward foreign exchange contracts on the balance sheet at fair value. Forward foreign exchange contracts receivable are included in Miscellaneous Receivables and Other Current Assets, while forward foreign exchange contracts payable are included as part of Other Accrued Liabilities in the Consolidated Balance Sheets. Changes in the fair value of these instruments are included in earnings as part of Other Expense, Net. We had a net loss on forward foreign exchange contracts of $23.3 million in 2005, a net gain of $14.4 million in 2004 and a net gain of $17.0 million in 2003.

Cash Flow Hedges

In 2005, we identified and quantified currency risks associated with European operations where operations and product costs were denominated in Euros and the related revenue was denominated in U.S. dollars. To mitigate some of this risk, we entered into forward and option currency contracts designated as cash flow hedges. Throughout the year, we conducted effectiveness tests on derivatives designated as cash flow hedges on a spot to spot basis (excluding time value), with the time-value portion recorded in Other Expense, Net. We reclassified the effective gains and losses accumulated in Accumulated Other Comprehensive Income to Operating Expenses when the hedged transaction was recognized in earnings. We reclassified all derivative-hedged exposures for periods less than 12 months and all of our $0.7 million loss accumulated in Accumulated Other Comprehensive Income to Operating Expenses by our 2005 year-end. We did not hold any derivatives designated as cash flow hedges at year-end.

Derivative financial instruments involve elements of market and credit risk not recognized in the financial statements. The market risk that results from these instruments relates to changes in foreign currency exchange rates, which are generally offset by changes in the value of the underlying assets or liabilities being held. Credit risk relates to the risk of nonperformance by a counterparty to one of our derivative contracts. We do not believe there is a significant credit risk associated with our hedging activities because the counterparties are all large international financial institutions with high credit ratings. In addition, we also limit the aggregate notional amount of agreements entered into with any one financial institution to mitigate credit risk.

Our net foreign currency exposure is diversified among a broad number of currencies. The notional amounts reflected in the following table represent the U.S. dollar values of the agreed-upon amounts that will be delivered to a third party on the agreed-upon date:

In millions	Notional Value of Forward Contracts	Fair Value of Forward Contracts
Forward contracts at December 30, 2005:
Related forward contracts to sell foreign currencies for Euro	$125.9	$—
Related forward contracts to buy foreign currencies for Euro	8.3	—
Related forward contracts to sell foreign currencies for Danish kroner	7.1	—
Related forward contracts to sell foreign currencies for British pound	13.6	—
Related forward contracts to sell foreign currencies for U.S. dollar	28.4	—
Related forward contracts to buy foreign currencies for U.S. dollar	4.3	—
Related forward contracts to buy foreign currencies for Thai baht	3.3	—
Total	$190.9	$—

Forward contracts at December 31, 2004:
Related forward contracts to sell foreign currencies for Euro	$113.1	$8.6
Related forward contracts to buy foreign currencies for Euro	8.5	—
Related forward contracts to sell foreign currencies for Danish kroner	8.9	—
Related forward contracts to sell foreign currencies for British pound	16.3	—
Related forward contracts to sell foreign currencies for U.S. dollar	19.7	—
Related forward contracts to buy foreign currencies for U.S. dollar	14.1	—
Related forward contracts to buy foreign currencies for Thai baht	1.4	—
Total	$182.0	$8.6

Pursuant to our policy, we entered into most of the above contracts immediately prior to the respective year-ends. Accordingly, the carrying value of such contracts at December 30, 2005, and December 31, 2004, approximates fair value.

8. Product Warranties

We provide warranties for all of our products. The specific terms and conditions of those warranties vary depending upon the product sold. We provide a basic limited warranty, including parts and labor, for all products except access products, for periods generally ranging from 90 days to 5 years. The basic limited warranty for access products covers parts and labor for periods generally ranging from 2 to 6 years.

Our estimate of warranty liability involved many factors, including the number of units shipped, historical and anticipated rates of warranty claims, and cost per claim. We periodically assess the adequacy of our recorded warranty liability and adjust the amounts as necessary. We classify the portion of our warranty liability that we expect to incur in the next 12 months as a current liability. We classify the portion of our warranty liability that we expect to incur more than 12 months in the future as a long-term liability. Our product warranty liabilities are as follows:

In millions	12/30/05	12/31/04	1/2/04
Balance at beginning of year	$41.2	$19.5	$13.9
Accruals for product warranties issued	37.0	6.3	11.6
Settlements	(29.0)	(9.4)	(6.0)
AFC warranty liability acquired in acquisition	—	24.8	—
Balance at end of year	$49.2	$41.2	$19.5

Balance sheet classification at end of year
Other accrued liabilities	$27.9	$21.2	$6.4
Other long-term liabilities	21.3	20.0	13.1
Total product warranty liabilities	$49.2	$41.2	$19.5

9. Employee Stock Plans

In 2004, our shareholders approved the Tellabs, Inc. Incentive Compensation Plan, which provides for the grant of short-term and long-term incentive and other stock and cash awards. We authorized a total of 39,139,977 shares for grant under the plan, of which 27,761,668 remain available for grant under the plan.

Under this plan and predecessor plans, we typically grant these awards at market value on the date of grant.

Stock Option and Stock Appreciation Rights

Options granted in 2005 generally become exercisable ratably over 36 months from the date of grant. Options granted in 2004 and 2003 generally become exercisable on a cumulative basis at a rate of 20% on each of the first two annual anniversaries and 60% on the third anniversary of the grant date, with a maximum term of 10 years. AFC options that converted to Tellabs options from the acquisition vest over 3 to 4 years with a maximum term of 10 years.

The following is a summary of the status of our option plans as of December 30, 2005, December 31, 2004,  and January 2, 2004, and of changes during the years ending on these dates:

	2005		2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding—beginning of year	67,211,270	$15.28	41,240,918	$19.35	42,333,868	$22.49
Granted/converted	6,964,030	$8.70	34,339,304 (1)	$10.93	10,374,119	$6.57
Exercised	(9,355,189)	$7.41	(2,331,337)	$3.84	(2,409,640)	$2.57
Forfeited/expired	(9,499,846)	$14.62	(6,037,615)	$22.76	(9,057,429)	$23.31
Outstanding—end of year	55,320,265	$15.90	67,211,270	$15.28	41,240,918	$19.35

Exercisable at end of year	37,458,198	$19.50	40,415,004	$19.09	20,450,233	$27.92
Available for grant	27,761,668		39,087,402		24,701,201

Weighted average fair value of options granted during the year	$3.85		$5.49		$4.15

(1) AFC stock options as of the acquisition date were converted into 29,728,119 Tellabs stock options with a weighted average exercise price of $11.19.

Options outstanding and exercisable as of December 30, 2005, by price range are as follows:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding As of 12/30/2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable As of 12/30/2005	Weighted Average Exercise Price
$ 0.03 – $ 5.79	1,346,126	5.1	$2.84	1,237,770	$2.71
$ 5.92 – $ 6.50	6,248,703	6.5	$6.05	4,375,778	$6.04
$ 6.56 – $ 8.25	7,681,445	7.6	$6.86	2,998,342	$6.95
$ 8.27 – $ 8.67	6,729,855	8.8	$8.64	1,676,167	$8.60
$ 8.68 – $ 9.10	3,558,900	6.7	$8.77	2,765,583	$8.76
$ 9.12 – $10.20	4,647,958	8.4	$9.49	1,397,743	$9.57
$10.21 – $12.05	5,719,325	7.3	$10.92	3,851,923	$10.86
$12.11 – $14.31	3,237,238	4.3	$13.35	3,007,999	$13.35
$14.43 – $23.23	7,985,468	4.8	$17.47	7,981,646	$17.47
$23.63 – $70.63	8,165,247	4.2	$49.78	8,165,247	$49.78
	55,320,265	6.4	$15.90	37,458,198	$19.50

Certain plans also provide for the granting of stock appreciation rights (SARs) in conjunction with, or independently of, the options under the plans. The SARs typically are assigned 10-year terms. At December 30,  2005, there were 82,209 SARs outstanding under the plans. At December 30, 2005, the exercise prices of outstanding SARs ranged from $4.07 to $70.06. The weighted average price of the 16,720 SARs granted in 2005 was $8.38.

Restricted Stock

We granted 944,984 restricted shares in 2005, 609,066  restricted shares in 2004 (including 102,816 shares relating to the AFC acquisition) and 20,000 restricted shares in 2003 under this program. We generally recognize compensation expense on a straight-line basis over the vesting period of generally 1 to 3 years, based on the market price of Tellabs stock on the date of grant. Compensation expense was $5.4 million in 2005,  $1.0 million in 2004 and no expense in 2003. The weighted average price of restricted stock granted in 2005 was $8.44.

Stock Purchase Plan

Under the 2005 Tellabs, Inc., Employee Stock Purchase Plan, employees can elect to withhold a portion of their compensation to purchase our common stock at 85%  of the fair market value on date of purchase. We sold 222,478 shares of common stock under this plan in 2005, with 9,777,522 shares still available for purchase at December 30, 2005. The weighted average purchase price of shares purchased under the plan in 2005  was $8.13.

10. Employee Benefit and Retirement Plans

401(k) Plans

Our employees may participate in the 401(k) plan portion of the Tellabs Advantage Program. Upon meeting eligibility requirements, we will match (dollar-for-dollar) up to the first 4% (from July 1, 2003 – December 30, 2005) or 3% (from January 1, 2003 – June 30, 2003) of the employee’s percentage contribution. Both employee and employer contributions are vested immediately. On July 1, 2003,  we instituted a Discretionary Company Contribution. This contribution is declared by the Board of Directors and is funded entirely by us. The amount of the contribution is based on a percent of pay for a specific period as declared by the Board. All 401(k) eligible employees actively employed on the last business day of the declared period immediately are eligible to receive this contribution. The investment of these funds follows the participants’  elections on file for the program. This contribution vests immediately. The Board of Directors declared a 2%  contribution for the third and fourth quarters of 2003, for each quarter of 2004 and for the full year of 2005. We maintain similar plans for the benefit of eligible employees at our Finland and Denmark subsidiaries.

Our contributions to these programs were $24.3 million in 2005, $18.8 million in 2004 and $25.9 million in 2003.

Deferred Income Plan

We provide a Deferred Income Plan that permits certain officers and management employees to defer portions of their compensation. All deferrals prior to September 2, 2001, are guaranteed a fixed return. In September 2001,  we amended the plan to offer multiple investment funds whose returns are based on market performance. All deferrals on or after September 2, 2001, can be transferred into the amended plan and invested in the new fund options. Funds invested prior to September 2, 2001,  also can be transferred into the amended plan. The deferred income obligation of $29.1 million is included in Other Long-Term Liabilities and adjusted, with a corresponding charge (or credit) to compensation expense, to reflect changes in the fair value of the amount owed to the employee. We fund any payments by the Deferred Income Plan from our investment in corporate-owned life insurance policies. The cash surrender value of such policies is recorded in Other Assets.

Retiree Medical Plan

We maintain a defined-benefit Retiree Medical Plan.  Under the plan, we provide qualified retirees with a subsidy to offset their medical costs and allow the retirees to participate in the Company-sponsored healthcare plan.  We made no contributions in 2005 or 2004. We currently do not anticipate making a contribution to the plan in 2006.

The following table summarizes benefit obligations, plan assets and funded status of the Retiree Medical Plan measured as of December 31, 2005, andDecember 31, 2004:

In millions	2005	2004
Change in benefit obligation
Accumulated postretirement benefit obligation at beginning of year	$11.1	$8.6
Service cost	1.1	0.7
Interest cost	0.6	0.5
Actuarial gain	(0.4)	(1.1)
Benefits paid	(0.2)	(0.3)
AFC acquisition	—	2.7
Curtailment	(1.0)	—
Accumulated postretirement benefit obligation at end of year	$11.2	$11.1

Change in plan assets
Assets at fair value at beginning of year	$8.6	$8.5
Return on plan assets	0.3	0.1
Assets at fair value at end of year	$8.9	$8.6

Reconciliation of (accrued) prepaid cost
Funded status of the plan	$(2.3)	$(2.5)
Unrecognized prior service cost	1.3	1.5
Unrecognized net loss	0.2	0.4
Accrued cost	$(0.8)	$(0.6)

The plan’s assets were invested in short-term fixed-income securities at December 31, 2005, and December 31, 2004

The following table summarizes components of net periodic benefit cost of the retiree medical plan for the years ended December 31, 2005, 2004 and 2003:

In millions	2005	2004	2003
Components of net periodic benefit cost
Service cost	$1.1	$0.7	$0.9
Interest cost	0.6	0.5	0.5
Expected return on assets	(0.4)	(0.4)	(0.4)
Amortization of unrecognized prior service cost	0.1	—	0.2
Net periodic postretirement benefit cost	$1.4	$0.8	$1.2
Curtailment	(1.0)	—	—
Additional costs due to restructure special termination benefits	—	—	0.2
Total cost for the year	$0.4	$0.8	$1.4

The curtailment of $1.0 million in 2005 is due primarily to the termination of employees related to our acquisition of AFC. In 2003, we incurred additional costs of $0.2 million for certain extra benefits paid to terminated or retired employees. We amortize the prior service cost using a straight-line method over the average remaining years of service to full eligibility for benefits of the active Retiree Medical Plan participants.

The following table summarizes the weighted-average assumptions used to determine benefit costs and benefit obligations for the years ended December 31, 2005,  2004 and 2003:

Weighted average assumptions	2005	2004	2003
Discount rate used to determine benefit costs	6.00%	6.00%	6.75%
Discount rate used to determine benefit obligation	6.00%	6.00%	6.00%
Expected long-term rate of return on assets	5.00%	5.00%	5.00%

There is no trend rate assumption required for this plan, because all liabilities are related to a fixed-dollar subsidy, and are not related to medical claims. There fore, any change in future medical inflation trends or assumptions will not affect the liabilities of this plan.

We study historical markets and preserve long-term historical relationships between equities and fixed-income securities consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. We evaluate current market factors such as inflation and interest rates before determining long-term capital market assumptions. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. We review peer data and historical returns to check for reasonableness and appropriateness.

The following table presents estimated future benefit payments for the Retiree Medical Plan as of December 31, 2005:

In millions
2006	$0.3
2007	0.3
2008	0.3
2009	0.4
2010	0.4
2011–2015	3.2

11. Income Taxes

Components of earnings (loss) before income taxes are as follows:

In millions	Year Ended 12/30/05	Year Ended 12/31/04	Year Ended 1/2/04
Domestic source	$140.1	$(47.3)	$(250.8)
Foreign source	73.0	37.1	6.1
Earnings (loss) before income tax	$213.1	$(10.2)	$(244.7)

The provision for income tax (expense) benefit consists of the following:

In millions	Year Ended 12/30/05	Year Ended 12/31/04	Year Ended 1/2/04
Current:
U.S. Federal	$(15.3)	$0.6	$5.7
State	(0.8)	(0.4)	(0.4)
Foreign	(22.0)	(8.2)	(17.1)
	(38.1)	(8.0)	(11.8)
Deferred:
U.S. Federal and state	(1.0)	—	—
Foreign	1.8	(11.6)	14.9
	0.8	(11.6)	14.9
Total income tax (expense) benefit	$(37.3)	$(19.6)	$3.1

Deferred tax assets (liabilities) for 2005 and 2004 consist of the following:

In millions	Ending Balance 12/30/05	Ending Balance 12/31/04
Deferred tax assets
Net operating loss and tax credit carryforwards	$147.3	$177.6
Accrued liabilities	29.4	35.5
Inventory reserves	22.9	14.4
Deferred employee benefit expenses	12.3	13.4
Restructuring accruals	11.3	17.5
Deferred compensation plan	11.0	7.9
Amortizable intangibles	—	2.0
Unrealized loss on marketable securities	2.1	2.1
Other	7.0	—
Gross deferred tax assets	243.3	270.4

Deferred tax liabilities
Unrealized gain on marketable securities	$(197.2)	$(198.1)
Fixed assets and depreciation	(4.9)	(21.4)
Amortizable intangibles	(3.5)	—
Other	—	(4.3)
Gross deferred tax liabilities	(205.6)	(223.8)
Valuation allowance	(14.2)	(38.9)
Net deferred tax asset	$23.5	$7.7

The net deferred income tax asset increased from $7.7 million at December 31, 2004, to $23.5 million at December 30, 2005. The $15.8 million change is attributable primarily to the utilization of domestic and foreign net operating losses and the release of the domestic deferred tax valuation allowance. Our net deferred tax asset includes a deferred tax liability of $198.2 million representing taxes that will be due on certain hedge contract gains upon termination of our Cisco stock loans.

Federal income taxes at the statutory rate are reconciled with the company’s income tax provision as follows:

In percentages	Year Ended 12/30/05	Year Ended 12/31/04	Year Ended 1/2/04
Statutory U.S. income tax rate	35.0%	(35.0% )	(35.0%	)
Valuation allowance on net deferred tax assets	(18.4)	(267.9)	30.8
Research and development credit	(4.0)	—	—
Tax on repatriated foreign earnings under the AJCA of 2004, net of credits	7.2	—	—
Assessments related to prior year tax matters	1.9	17.8	2.8
Foreign earnings taxed at different rates	(5.4)	91.6	0.4
Write-off of in-process research and development	0.4	352.2	—
Nondeductible stock compensation expense	0.4	33.9	—
State income tax, net of federal benefits	0.3	4.1	1.4
Loss on investment in securities	—	—	(2.5)
Gain on investment in subsidiary	—	—	0.6
Other, net	0.1	(4.5)	0.2
Effective income tax rate	17.5%	192.2%	(1.3%	)

Deferred Tax Valuation Allowance

During the year ended December 30, 2005, we re-valuated the need to maintain a valuation allowance on our net deferred tax assets under the rules of SFAS 109. Based on this evaluation, which included a review of recent profitability and projections of future profitability, we concluded that a full valuation allowance against our net U.S. deferred federal tax assets is no longer required since it is more likely than not that all of the deferred tax asset will be realized. At December 30,  2005, we continued to maintain a valuation allowance of $14.2 million against deferred tax assets related to tax benefits from certain state and non-U.S. net operating losses.

Summary of Carryforwards

The balance of our operating lease and tax credit carryforwards decreased from $165.4 million at December 31,  2004, to $147.3 million at December 30, 2005. This decrease was attributable primarily to the utilization of net operating losses in 2005. The state net operating loss carryforwards and credits will expire at various dates between 2006 and 2024, most between 2013 and 2024. The federal net operating loss and R&D tax credit carryforwards will expire at various dates between 2021 and 2025.

We have net operating loss carryforwards relating to certain non-U.S. subsidiaries for which a full valuation allowance was previously established. The value of these assets was $12.3 million at December 30, 2005,  compared with $9.6 million at December 31, 2004. Of these amounts, $5.9 million will expire in 2006 if not utilized, and the remainder will carry forward indefinitely.

Investment in Foreign Operations

Deferred U.S. income taxes and foreign withholding taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be permanently reinvested in those operations. The undistributed cumulative earnings of foreign subsidiaries that are considered permanently reinvested outside the United States were $270.7 million at December 30,  2005. Upon repatriation of these earnings, we would be subject to U.S. income tax, net of available foreign tax credits. At December 30, 2005, the estimated amount of this unrecognized deferred tax liability on permanently reinvested foreign earnings, based on current exchange rates and assuming we are able to utilize foreign tax credits, is approximately $38.0 million.

The American Jobs Creation Act of 2004 (AJCA) created a one-time incentive for U.S. corporations to repatriate foreign earnings by providing an 85% dividends received deduction with respect to qualifying dividends. In 2005,  we recorded an income tax expense of $15.4 million associated with our decision to repatriate $600 million under the AJCA. We completed this repatriation in the fourth quarter using existing foreign cash balances.

Audits

We are subject to tax examinations and potential assessments in various jurisdictions. The Internal Revenue Service is auditing our federal income tax returns for 2001 through 2003. We anticipate that the IRS will submit the results of this audit to Tellabs in the first half of 2006. We believe any increase to our tax expense for those years that might result from the audit would not materially impact our financial statements.  However, we cannot provide assurance that a material adjustment, positive or negative, will not result.

12. Product Group and Geographical Information

We manage our business in one segment. Consolidated revenue by current product group designations follows:

In millions	2005	2004	2003
Transport	$637.9	$597.9	$419.4
Access	617.0	53.3	—
Managed Access	364.8	331.0	336.1
Broadband Data	60.3	17.4	6.4
Voice-Quality Enhancement	36.3	74.6	68.2
Services	167.1	157.6	150.3
Total	$1,883.4	$1,231.8	$980.4

In 2005, revenue from two customers accounted for 24% and 16% of consolidated revenue. In 2004 and 2003, revenue from a single customer accounted for 27% and 21% of consolidated revenue. Consolidated revenue by country, based on customer location, follows:

In millions	2005	2004	2003
United States	$1,400.1	$797.0	$588.8
Other geographic areas	483.3	434.8	391.6
Total	$1,883.4	$1,231.8	$980.4

Long-lived assets by country follow:

In millions	2005	2004
United States	$1,494.5	$1,549.1
Finland	74.6	91.3
Other geographic areas	20.7	25.3
Total	$1,589.8	$1,665.7

13. Operating Lease Commitments

We have a number of operating lease agreements primarily involving office space, buildings and office equipment.  These leases are non-cancelable and expire on various dates through 2023. As of December 30, 2005, future minimum lease commitments under non-cancelable leases are as follows:

In millions
2006	$18.7
2007	16.7
2008	13.4
2009	11.1
2010	6.8
2011 and thereafter	19.8
Total minimum lease payments	$86.5

Total future minimum lease payments have not been reduced by $4.5 million of future sublease payments to be received under non-cancelable subleases.  Total rental expense was $21.5 million for 2005, $10.0 million for 2004 and $15.0 million for 2003.

14. Stock Repurchase Plans

In January 2006, our Board of Directors authorized the purchase of up to $100.0 million in shares of our outstanding common stock. We intend to use cash generated by employee stock option exercises (other than those of company officers and the Board of Directors) to purchase stock under this separate plan. We will record these repurchased shares as treasury stock.

In February 2005, our Board of Directors authorized the purchase of up to $300.0 million in shares of our outstanding common stock. We may purchase common stock from time to time on the open market or in private transactions and record purchases as treasury stock. As of December 30, 2005, we purchased $192.6 million (24.4 million shares) of our common stock under this plan.

15. Earnings Per Share

The following chart sets forth the computation of net earnings (loss) per share:

In millions, except per-share data	2005	2004	2003
Numerator:
Net earnings (loss)	$175.8	$(29.8)	$(241.6)
Denominator:
Denominator for basic net earnings (loss) per share – weighted average shares outstanding	449.9	420.2	413.1
Effect of dilutive securities:
Employee stock options and awards	4.6	—	—
Denominator for diluted net earnings (loss) per share – adjusted weighted average shares outstanding and assumed conversions	454.5	420.2	413.1
Net earnings (loss) per share, basic	$0.39	$(0.07)	$(0.58)
Net earnings (loss) per share, diluted	$0.39	$(0.07)	$(0.58)

Under GAAP, dilutive securities are not included in the computation of diluted earnings per share when a company is in a net loss position. Diluted weighted average shares outstanding were 424.7 million in 2004 and 416.7 million in 2003. The number of anti-dilutive securities excluded from the weighted average shares outstanding computation was 38.2 million in 2005 and 37.0 million in 2004.

16. Quarterly Financial Data (unaudited)

Selected quarterly financial data for 2005 and 2004 is as follows:

In millions, except per-share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
2005
Revenue	$435.6	$462.5	$463.9	$521.4
Gross profit	$181.9	$207.2	$217.7	$248.2
Net earnings	$0.7	$41.1	$41.9	$92.1
Earnings per share –
Basic	$0.00	$0.09	$0.09	$0.21
Diluted	$0.00	$0.09	$0.09	$0.20

2004
Revenue	$263.8	$304.3	$284.3	$379.4
Gross profit	$150.5	$174.8	$153.1	$178.6
Net earnings (loss)	$13.4	$49.6	$45.9	$(138.7)
Earnings (loss) per share – basic and diluted	$0.03	$0.12	$0.11	$(0.32)

(1)   The fourth quarter of 2004 includes the following pre-tax charges: purchased in-process research and development charges of $102.1 million; asset impairment charges of $47.2 million; a net loss on the sale of real estate of $20.6 million; and a $11.2 million impairment charge for the write-down of certain long-term investments.

The per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly per-share amounts does not necessarily equal the annual per-share amount.

11-Year Summary of Selected Financial Data (Unaudited)

In millions, except per-share, employee and stockholder data	2005	2004(4)	2003	2002
Statement of Operations Data
Revenue	$1,883.4	$1,231.8	$980.4	$1,317.0
Gross profit	$855.0	$657.0	$354.0	$486.5
Operating profit (loss)	$188.8	$(31.7)	$(264.5)	$(329.7)
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$213.1	$(10.2)	$(244.7)	$(327.8)
Earnings (loss) before cumulative effect of change in accounting principle	$175.8	$(29.8)	$(241.6)	$(313.1)
Net earnings (loss)	$175.8	$(29.8)	$(241.6)	$(313.1)
Net earnings (loss) per share before cumulative effect of change in accounting principle – diluted (1)	$0.39	$(0.07)	$(0.58)	$(0.76)
Net earnings (loss) per share – diluted (1)	$0.39	$(0.07)	$(0.58)	$(0.76)
Weighted average shares outstanding – diluted (1)	454.5	420.2	413.1	411.4

Balance Sheet Data
Total assets	$3,514.9	$3,545.1	$2,607.5	$2,705.7
Total liabilities	$700.2	$747.9	$388.2	$415.4
Stockholders’ equity	$2,814.7	$2,797.2	$2,219.3	$2,290.3

Other Information
Net cash provided by operating activities	$258.4	$214.7	$149.9	$177.8
Working capital	$1,347.8	$1,298.9	$1,291.1	$1,359.2
Long-term debt	$—	$—	$—	$—
Research and development expenditures (2)	$344.0	$250.3	$286.1	$340.6
Return on average equity	6.3%	–1.2%	–10.7%	–13.2%
Stock price at year-end	$10.90	$8.59	$8.36	$7.43
Number of employees	3,609	4,125	3,515	4,828
Number of stockholders (3)	8,262	8,035	6,659	6,397

(1)   Restated to reflect two-for-one stock splits in 1999, 1996, 1995 and 1994.

(2)   Research and development expenditures do not include purchased in-process research and development costs of $2.2 million in 2005, $102.1 million in 2004 and $74.7 million in 1996.

(3)   Represents the number of stockholders at the record date for the next annual meeting of stockholders.

(4)   Includes the acquisition of AFC in November 2004.

(5)   We adopted SAB 101, Revenue Recognition in Financial Statements, in 2000, which is shown as a change in accounting principle.

In millions, except per-share, employee and stockholder data	2001	2000(5)	1999	1998	1997	1996	1995
Statement of Operations Data
Revenue	$2,199.7	$3,387.4	$2,322.4	$1,706.1	$1,280.9	$925.4	$680.5
Gross profit	$763.2	$1,835.4	$1,382.3	$1,000.0	$761.3	$533.4	$376.2
Operating profit (loss)	$(279.4)	$995.0	$731.8	$484.4	$379.8	$183.6	$168.8
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$(244.8)	$1,109.4	$802.1	$577.7	$417.2	$190.3	$175.6
Earnings (loss) before cumulative effect of change in accounting principle	$(182.0)	$760.0	$549.7	$391.5	$275.5	$127.6	$123.3
Net earnings (loss)	$(182.0)	$730.8	$549.7	$391.5	$275.5	$127.6	$123.3
Net earnings (loss) per share before cumulative effect of change in accounting principle – diluted (1)	$(0.44)	$1.82	$1.32	$0.96	$0.69	$0.32	$0.32
Net earnings (loss) per share – diluted (1)	$(0.44)	$1.75	$1.32	$0.96	$0.69	$0.32	$0.32
Weighted average shares outstanding – diluted (1)	409.6	418.4	417.0	408.9	401.1	393.1	387.6

Balance Sheet Data
Total assets	$2.865.8	$3,073.1	$2,354.6	$1,651.9	$1,250.1	$786.8	$581.0
Total liabilities	$400.2	$445.5	$307.1	$247.4	$257.9	$158.2	$127.1
Stockholders’ equity	$2,465.6	$2,627.6	$2,047.5	$1,404.5	$992.2	$628.6	$453.9

Other Information
Net cash provided by operating activities	$419.3	$426.1	$452.2	$239.3	$219.1	$185.5	$103.0
Working capital	$1,625.1	$1,910.0	$1,511.4	$1,054.9	$685.0	$374.7	$283.9
Long-term debt	$3.4	$2.9	$9.4	$3.3	$3.1	$2.9	$3.9
Research and development expenditures (2)	$422.7	$412.4	$311.0	$224.1	$171.9	$113.7	$86.5
Return on average equity	-7.1%	31.3%	31.8%	32.7%	34.0%	23.6%	32.6%
Stock price at year-end	$15.79	$56.50	$64.19	$34.28	$27.38	$19.75	$9.25
Number of employees	7,334	8,643	7,068	5,073	4,394	3,418	2,814
Number of stockholders (3)	5,845	5,367	5,504	4,371	3,725	3,035	2,685

Board of Directors

Linda Beck, 42, executive vice president and general manager of business solutions at EarthLink since 2005. Executive vice president of operations 2000–2005; vice president of engineering at MindSpring 1999–2000. Various management positions at Netcom 1996–1999; Sybase 1994–1996; Amdahl 1992–1994; GTE 1987–1992. M.B.A., St. Mary’s College; B.S., Iowa State University. Tellabs director since 2006.

Michael J. Birck, 68, chairman and co-founder of Tellabs. Chairman since 2000, chief executive officer 2002–2004, chief executive officer and president 1975–2000. Director, Molex Incorporated, Illinois Tool Works. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.

Bo Hedfors, 62, founder and president of Hedfone Consulting, Inc. (telecom and Internet consulting) since 2002. President, global wireless infrastructure business at Motorola 1998–2002. President and CEO of Ericsson, Inc. 1994–1998; chief technology officer of LM Ericsson 1990–1993. Director, Openwave Systems, Inc., SwitchCore AB. M.S.E.E., Chalmers University of Technology. Tellabs director since 2003.

Frank Ianna, 56, president of AT&T Network Services 1998–2003. Various executive and senior management positions at AT&T 1990–1998; various management and staff positions at AT&T 1972–1998. M.S.E.E., Massachusetts Institute of Technology; B.E.E.E., Stevens Institute of Technology. Tellabs director since 2004.

Fred A. Krehbiel, 64, co-chairman of Molex Incorporated since 1999. Co-chief executive officer 1999–2001; chairman of the board 1993–1999; vice chairman and chief executive officer 1988–1993. Director, DeVry, Inc. B.A., Lake Forest College. Tellabs director since 1985.

Michael E. Lavin, 60, Midwest area managing partner KPMG LLP 1993–2002. Partner 1977–2002. Director, Peoples Energy Corporation and SPSS Inc. B.B.A., University of Wisconsin. Tellabs director since 2003.

Board of Directors Structure and Process

Tellabs is managed by and under the direction of its Board of Directors.

Each director who is not an officer of the Company is paid an annual retainer of $30,000 plus a fee of $1,500 and expenses for each board of director meeting attended in person and $1,000 for each substantive telephonic board of directors meeting. Each director receives equity compensation as described in Tellabs 2006 proxy statement.

Committee members receive a fee of $1,000 for each committee meeting attended in person and $500 for each substantive telephonic committee meeting. In addition, the chairperson of the audit and ethics committee receives an annual retainer of $8,000. The chairs of the compensation committee and the nominating and governance committee receive an annual retainer of $4,000.

The board has an audit and ethics committee, a nominating and governance committee and a compensation committee.

Members of the audit and ethics committee are Michael Lavin — Chairman, Bo Hedfors, William Souders and Jan Suwinski.

Nominating and governance committee members are Stephanie Pace Marshall — Chairman, Linda Beck, Bo Hedfors, Fred Krehbiel and Michael Lavin.

Compensation committee members are William Souders — Chairman, Frank Ianna, Stephanie Pace Marshall and Jan Suwinski.

Stephanie Pace Marshall, Ph.D., 60, founding president of Illinois Mathematics and Science Academy since 1986. Ph.D., Loyola University; M.A., University of Chicago; B.A., Queens College. Tellabs director since 1996.

Krish A. Prabhu, 51, president and chief executive officer of Tellabs since 2004. Partner, Morgenthaler Ventures 2001–2004. Chief operating officer of Alcatel Telecom 1999–2001; chief executive officer of Alcatel USA 1997–1999; various senior management positions at Alcatel 1991–1997. Director, Freescale Semiconductor, Inc. Ph.D. and M.S.E.E., University of Pittsburgh; M.S., Indian Institute of Technology; B.S., Bangalore University. Tellabs director since 2004.

William F. Souders, 77, chairman and chief executive officer of Emery Air Freight Corporation 1988–1989. Executive vice president and director at Xerox Corporation 1974–1986. B.A., Lake Forest College. Tellabs director since 1990.

Jan H. Suwinski, 64, professor of Business and Operations, Cornell University, Johnson Graduate School of Management since 1997. Executive vice president of OptoElectronics Group, Corning Incorporated 1990–1996. Director, Thor Industries, Inc., Ohio Casualty Group. M.B.A. and B.M.E., Cornell University. Tellabs director since 1997.

Officers

Michael J. Birck, 68, chairman and co-founder. Chairman since 2000, chief executive officer 2002–2004, chief executive officer and president 1975–2000. Director, Molex Incorporated, Illinois Tool Works. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.

Krish A. Prabhu, 51, president and chief executive officer since 2004. Partner, Morgenthaler Ventures 2001–2004. Chief operating officer of Alcatel Telecom 1999–2001; chief executive officer of Alcatel USA 1997–1999; various senior management positions at Alcatel 1991–1997. Director, Freescale Semiconductor, Inc. Ph.D. and M.S.E.E., University of Pittsburgh; M.S., Indian Institute of Technology; B.S., Bangalore University. Tellabs director since 2004.

John M. Brots, 45, executive vice president, global operations since 2005. Vice president of supply chain management 2004; vice president of North American operations 2000–2003; various operations and management positions 1988–2003. M.B.A., St. Edwards University; B.S., Cameron University.

Carl A. DeWilde, 58, executive vice president, broadband products since 2005; executive vice president, access products since 2004. Chief operating officer and chief technology officer at Xtera Communications 2000–2004. Senior vice president of development at Fujitsu Network Communications 1992–2000; various senior management positions at Alcatel 1990–1992. B.S.E.E., Hogeschool Zeeland.

J. Thomas Gruenwald, 58, executive vice president, corporate strategy and chief technology officer since 2005. Senior vice president, operations at Tellabs International 2002–2004; senior vice president, broadband access 1999–2004; various engineering and management positions 1991–1999. Ph.D. and M.S., Purdue University; B.S. University of Cincinnati.

Jean K. Holley, 46, executive vice president and chief information officer since 2005. Senior vice president and chief information officer 2004. Chief information officer at USG Corp. from 1998–2003. Various positions at Waste Management from 1989–1998. M.S., Illinois Institute of Technology; B.S., University of Missouri–Rolla.

Daniel P. Kelly, 44, executive vice president, transport products since 2004. Various engineering and management positions 1985–2004. M.B.A., University of Chicago; M.S.E.E. and B.S.E.E., University of Notre Dame.

Stephen M. McCarthy, 51, executive vice president, global sales and service since 2004. Various engineering and executive positions at Tellabs 1999–2004. Senior vice president of Automatic Data Processing’s (ADP) major accounts central division 1997–1998. Various executive positions at Ameritech 1989–1997. Various sales and management positions at IBM 1976–1989. M.B.A., DePaul University; B.S., University of Illinois.

James M. Sheehan, 43, chief administrative officer since 2005. General counsel and secretary since 2002; vice president and deputy general counsel 2000–2002; director and assistant general counsel 1995-2000. J.D., University of Illinois College of Law; B.S., University of Illinois.

Timothy J. Wiggins, 49, executive vice president and chief financial officer since 2003. Executive vice president and chief financial officer at Chicago Bridge & Iron Company, N.V. 1996–2001; various senior financial and operating management positions at Fruehauf Trailer Corporation and Autodie Corporation 1988–1996. Certified Public Accountant; B.S., Michigan State University.

Glossary

2G Wireless — Digital wireless networks that carry voice and low-speed data.

2.5G Wireless— Software and hardware overlays on a 2G network that provide faster speeds and better service for voice and data.

3G Wireless — Wireless networks built for digital voice and high-speed data, including video.

4G Wireless— The future generation of wireless networks, which will provide high-speed services universally.

Access — Equipment that provides a connection between service providers’ central offices and homes, businesses and other end-user locations.

ATM (Asynchronous Transfer Mode) — A high-speed, high-bandwidth transmission technology that carries data traffic in fixed-size cells.

Bandwidth — The carrying capacity of a communications channel.

Broadband — A high-bandwidth fiber optic, coaxial or hybrid line with more capacity than a voice-grade phone line (64 kilobits per second), which is capable of carrying numerous voice, data and video channels at once.

Carrier-grade Ethernet— Industry standards for Ethernet services that enable service providers to rapidly create services, smoothly scale up to speed of 10 Gbps (gigabits per second), offer robust service level agreements and flexibly support various types of traffic.

Circuit — A connection between two points on a communications network.

Connectivity — Network capability that enables different devices to communicate with each other.

Data — Any network traffic other than voice phone calls. Increasingly, phone calls and video are encoded and transported as data.

Digital — Systems that transport information in the binary 1s and 0s format, like computer code, to improve clarity and quality.

Digital Cross-Connect — A specialized high-speed data channel switch that connects transmission paths based on network needs (rather than call by call). Digital cross-connects manage and re route network traffic, and combine, consolidate and segregate signals to maximize efficiency.

DSL (Digital Subscriber Line) — A broadband, high-speed Internet connection to a home or business delivered over copper wires.

Echo Boomers— The generation born between the early 1980s and the mid-1990s, children of the Baby Boomers. There are 250 million Echo Boomers worldwide, who are heavy users of broadband Internet services.

Ethernet— A data network standard to connect computers, printers, workstations, terminals and servers.

FTTC, FTTN, FTTP (Fiber to the Curb, Fiber to the Node, Fiber to the Premises) — Fiber-optic cable extended directly to homes or neighborhoods to deliver broadband communications services, including voice, data and video.

Fiber-Optic Cable — High-capacity cable that transmits communications along a glass fiber using laser light.

Frame Relay — Switching interface standard that transmits bursts of data over wide-areas networks (WANs).

Gbps (gigabits per second) — A way to measure data transfer speeds across a network. A gigabit is one thousand million bits of data.

HDTV (High-Definition Television) — A standard designed to deliver sharper pictures and better-quality sound for televisions.

Internet —The world’s largest decentralized network of computers and network servers.

IP (Internet Protocol) — Rules that enable cooperating computers to share information across a network.

IPTV (Internet Protocol Television) — Technology that enables video and other entertainment services over two way broadband networks.

Mbps (megabits per second) — A way to measure data transfer speeds across a network. A megabit is 1 million bits of data.

Metro Ethernet Forum— A non-profit organization of service providers, equipment companies and others with the mission of accelerating worldwide adoption of carrier-class Ethernet networks and services.

Mobile — Wireless communications networks that use radio frequencies rather than cables.

MSPP (Multiservice Provisioning Platform) — A system that consolidates the number of separate devices needed to provide transport, switching and routing services.

MPLS (MultiProtocol Label Switching) — A packetswitching standard that assigns levels of priority to multiple traffic types within a data stream to assure quality of service (QoS).

Multiplexing — Transmitting two or more signals over a single communications channel.

Multiservice — Handles various communications services at once, such as ATM, Ethernet and IP.

Multiservice Router — A network switch that handles both data and the real-time transmission of video and voice with high reliability and quality.

Network — A system of equipment and connections for the transmission of signals that carry voice, video and data.

ONT (Optical Network Terminal) — A device that connects a fiber-access network to a home or business to deliver voice, data and video services.

Optical Transport — Technology that transmits communications traffic in the form of laser light over fiber-optic cable.

QoS (Quality of Service) — Measurement of the integrity of traffic moving over a network. QoS is especially important for real-time transmissions such as financial transactions, voice and video.

RF (Radio Frequency) Overlay — The transmission of video over radio wavelengths, which is used in cable TV and fiber-access networks.

ROADM (Reconfigurable Optical Add/Drop Multiplexer) — A system that enables the remote configuration of any wavelength on any network element, thereby reducing the need for technicians to be dispatched.

SDH (Synchronous Digital Hierarchy) — Transport format for transmitting high-speed digital information over fiber-optic facilities outside of North America, comparable to SONET.

SLA (Service Level Agreement) — An agreement between an end-user and a service provider that establishes metrics for Quality of Service and measures the service provided to ensure the agreement is met.

SONET (Synchronous Optical NETwork) — Transport format for sending high-speed digital signals through fiber optics in North America, comparable to SDH.

Switch — A device that establishes and routes communications paths.

T-1 — A high-speed network connection.

Transport — The process of moving voice, data or video a cross communications networks.

Triple-Play Services — Offering of voice, video and data from a single service provider.

VQE (Voice-Quality Enhancement) — A technique that improves sound quality by isolating and filtering out unwanted signals and sounds such as echoes and background noise.

VoD (Video on Demand) — A service that enables consumers to watch a video program when they choose to.

VoIP (Voice over Internet Protocol) — The transmission of phone calls over data or Internet links.

VPN (Virtual Private Network) — A connection that enables businesses to securely transmit their own voice, data and/or video traffic over a public network (i.e., owned by a phone company or Internet service provider) at a lower cost than a dedicated private network.

WAN (Wide Area Network) — A computer network covering a wide geographical area.

Wireless — Mobile networks that use radio frequency rather than cables.

Wireline — Networks that use cables rather than radio frequency.

Information for Our Investors

Ownership Structure and Investor Rights

Stockholder class and voting rights: All Tellabs stockholders are entitled to one vote for each share held. Only stockholders of record as of February 27, 2006, the record date for the annual meeting determined by the board of directors, are entitled to receive notice of, to attend and to vote at the annual meeting.

Votes cast in person or by proxy at the annual meeting of stockholders will be tabulated by the inspectors of election appointed for the meeting who determine whether a quorum, a majority of the shares entitled to be voted, is present.

Stockholders Owning More than 5% of the Company’s shares:
(as of December 31, 2005)

AXA Group

Michael J. Birck

Columbia Wanger Group

Stockholder Logistics

If you have a question for the board of directors, would like to make a stockholder proposal or nominate a director for the board, contact James M. Sheehan, Tellabs chief administrative officer, general counsel, executive vice president and secretary at +1.630.798.8800.

For inclusion in the Company’s proxy statement for the Tellabs 2007 Annual Meeting of Stockholders, proposals of stockholders must be received by James M. Sheehan, Secretary of the Company, no later than November 20, 2006.

To nominate one or more directors for consideration at the 2007 annual meeting, a stockholder must provide notice of the intent to make such nomination(s) by personal delivery or by mail to the Secretary of the Company, no later than November 20, 2006. The Company’s bylaws set specific requirements that such written notice must satisfy. Copies of those requirements will be sent to any stockholder upon written request.

Certificate of Incorporation and Bylaws

Tellabs’ certificate of incorporation and bylaws are available online at www.tellabs.com/investors.

Code of Ethics

Tellabs’ code of ethics and global business policy are available online at www.tellabs.com/about/ethics.shtml.

Important Dates for Stockholders

(Dates subject to change)

First Quarter 2006

Record Date for Annual Meeting: Monday, February 27

Earnings Call: Wednesday, April 26 (7:30 a.m. Central time)

Annual Meeting: Thursday, April 27

Second Quarter 2006

Earnings Call: Thursday, July 27 (7:30 a.m. Central time)

Third Quarter 2006

Earnings Call: Thursday, October 26 (7:30 a.m. Central time)

We’re Here to Help You

You can contact Tom Scottino in Tellabs Investor Relations at +1.630.798.3602. You also can get investor information online at www.tellabs.com/investors.

Transfer Agent

Computershare Investor Services serves as the stock transfer agent for Tellabs. If you need to transfer stock, change ownership, report lost or stolen certificates, or change your address, please contact Computershare Investor Services at +1.312.360.5389.

Tellabs Common Stock Market Data

In dollars

	2005		2004
	High	Low	High	Low
First Quarter	9.28	6.88	11.37	8.05
Second Quarter	9.15	6.56	10.02	7.63
Third Quarter	10.60	8.40	10.32	7.40
Fourth Quarter	11.49	8.73	9.59	7.87

Requests for Information

Additional information is available without charge. For additional copies of annual reports, 10-Ks, 10-Qs or other financial information, please contact:

Secretary

Tellabs, Inc.

One Tellabs Center

1415 West Diehl Road

Naperville, IL 60563

U.S.A.

Or visit: www.sec.gov

Stock Trading Information

Tellabs stock is traded in the United States, listed on the NASDAQ Stock Market under the symbol TLAB. It appears in newspaper stock tables as Tellabs. Tellabs is a component of the NASDAQ-100 Index, the Standard & Poor’s 500 Index and the Domini 400 Social IndexSM.

Trademarks

All trademarked or registered trademark product and service names used herein are the property of Tellabs or one of its affiliates in the United States and/or in other countries. All other product or company names used herein may be the property of their respective companies.

Annual Meeting

The 2006 Annual Meeting of Stockholders will be held at 2 p.m. Central time on Thursday, April 27, 2006, at:

Hilton Lisle/Naperville

3003 Corporate West Drive

Lisle, IL 60532

U.S.A.

Doors will open at 1 p.m.

Internet users can hear a simultaneous live webcast of the annual meeting at www.tellabs.com.

Electronic Voting

As an added convenience, stockholders can vote their proxy by mail, by phone at +1.800.690.6903, or via the Internet at www.proxyvote.com.

Independent Auditors

Ernst & Young LLP,

Chicago, IL U.S.A.

The Tellabs Foundation

The Tellabs Foundation supports nonprofit organizations in the priority areas of education, environment and health. For an annual report on corporate and foundation community activities, contact Meredith Hilt at meredith.hilt@tellabs.com.

Worldwide Locations

Please visit www.tellabs.com and see the “Tellabs Locations” section for the most up-to-date, complete information on Tellabs’ global presence. The “Contact Us” page also provides easy access to the right people.

For Information:

In Asia Pacific

Phone: +65.6215.6411

Fax: +65.6215.6422

In Europe, Middle East and Africa

Phone: +44.870.238.4700

Fax: +44.870.238.4851

In Latin America and Caribbean

Phone: +1.954.839.2800

Fax: +1.954.839.2828

In North America

Phone: +1.630.798.8800

Fax: +1.630.798.2000

How to Reach Us

One Tellabs Center

1415 West Diehl Road

Naperville, IL 60563 U.S.A.

Phone: +1.630.798.8800

Fax: +1.630.798.2000

www.tellabs.com

Report printed entirely on recycled paper. This report costs $1.98 per copy, less than the cost of the average annual report.

©2006 Tellabs, Inc. All rights reserved. Printed in U.S.A.

tellabs

Blazer
Go
Go to Web Page
/ www. .com net org More
http://www.tellabs.com
OK Cancel Clear History

74.1609E REV A 2/2006