Form 10-K, Exhibit 13
period 2006-12-29
TELLABS INC
filed 2007-02-26
CIK 317771

Exhibt 13

tellabs

2006 Annual Report

When networks grow ...

more

User Needs

People talk, send messages, take pictures and even watch TV on mobile phones, so demand for network capacity is growing.

Transform Networks

Providers are advancing to 3G and 4G (third- and fourth-generation) wireless networks to boost capacity and deliver new services.

Drive Tellabs' Growth

The top seven U.S. providers deploy Tellabs® IntegratedMobile℠ solution. That drove 15% growth in our 2006 transport revenue.

Service providers choose Tellabs (NASDAQ: TLAB) to advance the networks that deliver telephone, mobile, Internet and video services around the world.

CONTENTS

1 When Networks Grow, You Communicate More

10 When Networks Grow, Tellabs Grows

12 Financial Highlights

13 Letter from President and CEO Krish Prabhu

17 Investors' Questions and Answers

18 Tellabs Solutions and Applications

21 Management's Discussion and Analysis

30 Reports of Management and Independent Registered Public Accounting Firm

32 Consolidated Financial Statements

36 Notes to Consolidated Financial Statements

56 11-Year Summary of Selected Financial Data

58 Directors

60 Officers

62 Glossary

64 Investor Information

1

TELLABS ANNUAL REPORT 2006

User Needs

Digital music players are booming. Online, you can buy music, TV shows and even full-length movies. So faster downloads are now essential.

Transform Networks

Verizon offers the fastest downloads available in U.S. homes. At 50 megabits per second, they're almost 1,000 times faster than dial-up.

Drive Tellabs' Growth

Tellabs enables fast downloads through fiber access. The Tellabs® DynamicHome℠ solution extends to more than 7 million homes.

3
TELLABS ANNUAL REPORT 2006

User Needs

With a laptop and mobile data service, you can connect with the office, share updates and get what you need.

Transform Networks

Leading mobile operators are deploying 3G and 4G mobile networks to handle large data files more efficiently.

Drive Tellabs' Growth

Two out of three mobile connections in Europe, the Middle East and Africa flow through Tellabs networks.

5
TELLABS ANNUAL REPORT 2006

User Needs

Businesses need data services with the highest quality of service, around-the-clock availability and ultra-reliability.

Transform Networks

So telecom service providers are building new data networks based on Internet Protocol (IP) and MultiProtocol Label Switching (MPLS).

Drive Tellabs' Growth

Leading providers deliver business data services via the Tellabs® MultiservicePLuS℠ solution. Our 2006 data revenue grew 78%.

7
TELLABS ANNUAL REPORT 2006

THIS ROOM IS OFF LIMITS

User Needs

Millions of game players compete in real-time multi-player games. To win requires skill plus the highest-quality Internet connection.

Transform Networks

Gamers win more often when their Internet connections minimize delays and maximize reliability.

Drive Tellabs' Growth

To assure the reliability that gamers need to win, service providers choose the Tellabs® DynamicHome℠ solution.

9
TELLABS ANNUAL REPORT 2006

When networks grow,

Tellabs grows

Tellabs has moved from stand-alone products to integrated solutions

Just three years ago, nearly half of Tellabs’ revenue came from our Transport segment (see pie charts). Today, Tellabs offers a broadened portfolio of technology solutions for telecom service providers in our Transport, Broadband and Services segments:

•	Tellabs® IntegratedMobileSM solution handles new 3G and 4G services, streamlining mobile networks to lower transport costs.

•	Tellabs® DynamicHomeSM solution brings home the broadband triple play of voice, data and video services.

•	Tellabs® MultiservicePLuSSM solution delivers today’s and tomorrow’s business data services with guaranteed reliability.

•	Tellabs® Next-Generation Transport solution enables service providers to keep up with surging traffic growth by adding capacity as needed.

Tellabs is positioned in faster-growing markets

As users demand more, Tellabs solutions deliver exactly what service providers, cable operators and government agencies need to advance their networks.

While industry analysts forecast that telecom service providers will increase 2007 capital expenditures modestly, Tellabs is well-positioned in faster-growing markets. Industry analysts forecast compound annual growth of 9% for multiservice routers, a market in which the Tellabs® MultiservicePLuSSM solution competes. Industry analysts anticipate compound annual growth of 22% for ROADM, a market in which the Tellabs® Next-Generation Transport solution competes (see graphs).

The ROADM and multiservice router markets offer opportunities for brisk growth. (Source: Infonetics Research, August 2006)

Tellabs plays a strategic role in advancing networks

The largest U.S. service providers, including AT&T and Verizon, have relied on Tellabs for decades. Today, Tellabs plays a strategic role with leading service providers as they advance their networks into the future. We supply vital new technologies such as fiber access, multiservice data and next-generation transport, as well as professional services to optimize networks.

Around the world, more service providers are choosing Tellabs solutions to meet user needs. Companies such as Telstra of Australia, NTT Communications of Japan and Telkom South Africa count on Tellabs. Telecom Italia is deploying Tellabs solutions to unify its wired and wireless networks into a single network.

TELLABS ANNUAL REPORT 2006

Financial Highlights

Tellabs fiscal years ended December 29, 2006, and December 30, 2005.

In millions, except per-share and employee data	2006	2005	Change
Revenue	$2,041	$1,883	8%

Gross profit	$934	$855	9%

Operating earnings	$247	$189	31%

Earnings before income taxes	$285	$213	34%

Net earnings	$194	$176	10%

Net earnings per share	$0.43	$0.39	10%

Total cash, cash equivalents and marketable securities	$1,300	$1,190	9%

Total assets	$3,922	$3,515	12%

Total liabilities	$984	$700	41%

Stockholders’ equity	$2,938	$2,815	4%

Net cash provided by operating activities	$318	$258	23%

Working capital	$1,470	$1,348	9%

Research and development expense	$357	$344	4%

Return on average stockholders’ equity	6.7%	6.3%	8%

Weighted average shares outstanding	454	455	—

Number of employees	3,713	3,609	3%

Tellabs’ revenue doubled since 2003, while operating expense shrank as a percent of revenue.

Dear Stockholders, Customers and Employees:

More. I can’t think of a better word to describe what’s happening in communications today. All across the world, people want to see more. Do more. Interact more. Learn more. And everywhere we look, the world’s communications providers are rushing to respond.

This transition to tomorrow’s networks represents a unique growth opportunity for Tellabs. That’s because making more possible is what this company is all about. We do it by supplying the solutions that providers need to make their networks smarter, faster and better-suited to the kinds of high-bandwidth applications that will define the future of communications.

In fact, that future is already with us. As I write this, YouTube, the immensely popular videosharing Web site, is already one of the top 15 Web sites in the world, even though it has yet to celebrate its second birthday. YouTube originates an average of 100 million video streams each day. And thanks to a partnership with Verizon, those videos are now accessible even when we’re away from our computers.

The YouTube success story is merely one illustration of the remarkable changes that are taking place in the way we communicate and entertain ourselves.

As broadband Internet access has become increasingly available and affordable — at year-end, more than 250 million people around the world subscribed to a high-speed Internet service — it has fueled an insatiable hunger for video and other multimedia applications. And as more of us begin to consume this content — as we use the Internet to watch TV, listen to music, download full-length movies and play multiplayer games — the need for additional bandwidth is only going to grow.

Clearly, this shift poses a major challenge for traditional networks. If you download one minute of video to your iPod, you’re using four times the network capacity that’s required to download one minute of music. If you upload a video clip from your mobile phone, that takes five times the network capacity of one minute of talk. And if you use the Internet to stream a movie in high definition, that requires five times the network capacity needed to watch that same movie in standard definition.

TELLABS ANNUAL REPORT 2006

Networks are adding capacity to handle more video. Compared with standard TV, HDTV (high-definition television) uses five times more bandwidth, while DVDs in HD format use 10 times more bandwidth.

Then consider that hundreds of millions of us around the world do some combination of those things every single day. Add it all up, and it’s no surprise networks are feeling the strain.

This hunger for bandwidth shows no signs of slowing down. If anything, the trendlines are accelerating. It seems that every day brings another announcement of a new online TV channel, an easier way to post user-generated video or a faster way to download the latest Hollywood blockbuster. At the same time, this multimedia content is no longer confined to our laptops or desktops. Increasingly, it is available through our mobile phones, our PDAs, our TVs, our digital video recorders … even our electronic games.

Tellabs is ideally positioned in this new environment. As our customers upgrade their networks, Tellabs has carved out strong positions in markets with high-growth potential: fiber access, next-generation transport and the migration toward services based on IP (Internet Protocol).

Tellabs enables companies like Verizon to respond instantly to the need for greater bandwidth and deliver the Internet at speeds of 50 megabits per second, almost 1,000 times faster than dial-up Internet service. Carriers like Telecom Italia depend on Tellabs to converge their fixed and mobile networks. And our Tellabs® IntegratedMobileSM solution enables wireless providers to dramatically reduce the costs of their backhaul networks, which connect antennas and switching offices.

Tellabs revenue grew 8% in 2006, driven by solid performance across our Broadband, Transport and Services segments. Late in 2006 and early in 2007, uncertainty surrounding our industry’s consolidation slowed customer spending and led to lower than expected revenue in North America. Since our customers continue to see growing user demand for bandwidth, Tellabs remains well-positioned to benefit from this growth.

By moving from stand-alone products to highly targeted solutions, we have transformed ourselves into a more strategic partner for our customers. And we believe the opportunities for future growth are substantial.

For example, the worldwide market for ROADM (reconfigurable optical add-drop multiplexer) is expected to nearly double by 2009. The worldwide multiservice router market is forecast to increase 39% in the same period — growing much faster than the communications market as a whole. And experts predict that the market for fiber access will expand 53% through the end of the decade.

These are all markets in which Tellabs has both the experience and expertise to excel.

Tellabs continues to lead the North American fiber-access market, a vital and growing business. As more providers drive fiber closer to people’s homes and businesses, we believe we are positioned to further expand our presence.

Today, Tellabs offers the first generation of fiber access, called BPON (broadband passive optical network). We recently became one of three companies chosen by Verizon to deploy the next generation, called GPON (gigabit passive optical network), which will deliver four times greater bandwidth. To sharpen our competitive edge in GPON, in 2007 we will introduce the Tellabs® 8865 service-aware optical line terminal, which uniquely combines fiber access with the intelligence to recognize and prioritize services as they are delivered to homes. This means better performance and a richer user experience on PCs and TVs.

Another new fiber-access platform, the Tellabs® 1150 multiservice access platform, will offer unparalleled flexibility. Service providers can use one platform to connect fiber where they need it — to zones within 6,000 feet (1,800 meters) of homes, to neighborhoods within 500 feet (150 meters) of homes or all the way home.

But our focus is not just on the technology of today or next year. We’re planning many years ahead. To that end, we have engaged with experts at the University of Michigan and the Polytechnic University of Catalonia to help us develop the third generation of fiber access, called WDMPON (wavelength division multiplexing passive optical network). This third generation of fiber access will make it possible to deliver exponentially greater bandwidth directly to our homes and businesses.

Tellabs data revenue grew 78% in 2006. We made strong progress in the data market in 2006, continuing to push beyond our traditional customers. Today, Tellabs serves data customers in Europe, Asia, Australia, Latin America and North America. And we are positioned to build on our momentum in 2007.

As network traffic increases, so does the need for greater network intelligence. Some traffic, like video and gaming, needs a higher priority than sending an e-mail or opening a Web page. The Tellabs® 8800 multiservice router series provides that network intelligence, makes it possible to route traffic based on priority, and assures a better user experience.

In addition, the Tellabs® 8600 managed edge system, as part of Tellabs® IntegratedMobileSM solution, is meeting with great success as operators upgrade to 3G and 4G networks. It is now being used by customers in Latin America, Europe, Africa and Asia. And as the need for capacity and speed increases worldwide, we believe the Tellabs® 8600 system is poised for takeoff in 2007.

Transport revenue increased 15% in 2006. Our Transport segment remains solid, driven by the growing consumer demand for wireless data and video services. Every day, more than one-third of the world’s wireless calls travel over networks owned by Tellabs customers. As those customers continue migrating to 3G and 4G wireless networks — networks that will enable even higher bandwidth video and data applications — the need for additional capacity will continue to ramp up. And Tellabs is ready to capture our share of that growth.

TELLABS ANNUAL REPORT 2006

In 2006, our transport business was paced by strong sales of our Tellabs® 5500 digital cross-connect, which connects traffic between different carriers and networks, and by the Tellabs® 7100 optical transport system with ROADM, which enables carriers to respond to the need for greater bandwidth instantly.

Global services revenue grew 9% as we sharpened our focus on professional services that help customers transform networks. Our 2007 services growth will be driven by service providers that tap Tellabs’ expertise to improve profitability, speed new services to market, cut costs and minimize network complexity.

We see great opportunity to grow our international business. In 2006, revenue from our international operations increased 6%, representing one-fourth of Tellabs’ total revenue. Through our global data solutions, we established relationships with new customers like Telecom Italia and Australia’s Telstra. Going forward, we believe there are tremendous opportunities to adapt our new North American solutions for use in global markets, especially in the areas of transport and access.

We’ve built a solid financial foundation. In 2006, we achieved 8% revenue growth and 31% growth in operating income. We will continue to focus on profitable growth in 2007.

More than ever, I believe that Tellabs is in an enviable position. We have targeted the right markets. We have the solutions our customers need to advance today’s networks and build tomorrow’s. And we have transformed our company to be a much more agile and strategic partner.

Our confidence in the future is reflected in the stock buyback authorized by Tellabs’ board of directors, under which Tellabs repurchased $465 million, or 46 million shares, since 2005.

Of course, the biggest part of our success remains our employees, whose drive, talent and commitment are second to none. They are the reason that Tellabs is able to make more possible. It is a daily privilege to lead them.

Sincerely,

Krish A. Prabhu
President and CEO
February 23, 2007

Tellabs President and CEO Krish Prabhu answers investors’ questions.

Q. In light of 2006 results, what do you expect in 2007?

A. We saw a slowdown in North American customer spending in late 2006, driven by uncertainty surrounding service provider consolidation. Since our customers continue to see growing user demand for bandwidth as we enter 2007, we expect customer spending to rebound.

As users demand more, telecom service providers need to spend more on their networks to deliver new services and add capacity. Tellabs grows with this spending because we’re positioned where the action is — in the access, transport, metro and wireless networks.

As users watch more video on PCs and HDTVs, they require more capacity or bandwidth, which we help service providers address through fiber access. As more video traffic in backbone networks drives the need to add bandwidth, we enable service providers to do so quickly and flexibly through our next-generation transport platform. As businesses migrate to Ethernet and IP services, they still need to interoperate with businesses that use existing data services like ATM and Frame Relay, and we address this need through our data solutions. As mobile phone users choose data and video services, we enable the move to 3G mobile services.

Q. Can Tellabs achieve its stretch targets of 20% operating income and 15% revenue growth?

A. Yes, we have the technology, the customers and the people to achieve our targets over the long haul. In 2006 we achieved 8% revenue growth and 31% growth in operating income. We continue to set stretch targets for our growth, aiming at 20% operating income and 15% revenue growth.

Q. What gets you excited about Tellabs?

A. We have the right people working on the right solutions for our customers. We are positioned exactly where customers need to spend to keep up with users’ demands for new services and more capacity. Our service-provider customers see that more video, more wireless and more business data services add up to needs that Tellabs solutions address very competitively.

Q. How will you build your international business?

A. Our international growth will come both from new products and new customers. We are transforming our fiber-access and ROADM products, first deployed in North America, into global platforms as new opportunities arise around the world. In 2006, we won business with new customers such as Telecom Italia and Australia’s Telstra, and these successes extend our momentum with international customers.

In 2006, only one-fourth of our revenue came from customers outside North America, so there’s plenty of room to grow our international business.

TELLABS ANNUAL REPORT 2006

Tellabs Solutions and Applications for Network Transformation

	User Needs...	Drive Network Transformations...
Tellabs® IntegratedMobileSM solution	Video on Demand Interactive gaming Mobile Internet Music downloads	• Provide future-proof solutions for today’s mobile service and beyond. • Reduce total cost of ownership through network convergence. • Enable mobile operators to converge on a packet-based network.

Tellabs® DynamicHomeSM solution	Video on Demand Interactive gaming Music downloads

•       Guarantee delivery of video, voice and data services with high quality.

•       Migrate quickly to new Video on Demand (VoD), Internet Protocol Television (IPTV) and High- Definition Television (HDTV) services.

•       Break bandwidth bottlenecks in access networks within a mile of users (known as “the last mile”).

Tellabs® Next-Generation Transport solution	Faster downloads More bandwidth and capacity

•       Combine the most advanced optical networking and services layer technologies on one seamless platform.

•       Advance network flexibility and service delivery.

•       Reduce costs.

•       Provision bandwidth anywhere on the network remotely and instantly.

Tellabs® MultiservicePLuSSM solution and Tellabs® AssuredEthernetSM solution	Service compatibility IP Virtual Private Networks Reliable Ethernet Faster connections Delivery guarantees

•       Guarantee quality for existing Frame Relay and ATM customers over IP/MPLS networks.

•       Enable new Ethernet or IP customers to communicate with existing ATM or Frame Relay customers with a unique service-interworking function.

•       Offer Quality of Service guarantees in an IP/MPLS environment to protect existing Service Level Agreements.

Tellabs® Global Services	Fast service turn-up Lower costs High availability	• Retain and grow subscribers. • Speed time to revenue. • Reduce network complexity and risk. • Improve network resilience and reliability. • Lower costs.

Primary Competitors: Alcatel-Lucent, Cisco, Juniper and Nortel

By Customers Such As...	Using Tellabs Solutions...	And Products.
Beijing Zhengtong, China Mobile, Ericsson, Golden Telecom, Telecom Italia, TeliaSonera, T-Mobile, Verizon Wireless, Vodacom South Africa, Vodafone Hungary	Tellabs® IntegratedMobileSM solution enables wireless operators to migrate from 2G networks to 3G and beyond without the expense of multiple technology overlays.

Tellabs® 3000 voice-quality enhancement systems

Tellabs® 5500 digital cross-connect system

Tellabs® 6300 managed transport system

Tellabs® 8100 managed access system

Tellabs® 8600 managed edge system

Tellabs® 8800 multiservice router series

Tellabs® integrated voice products

Charles Pointe/ TelAtlantic, Connexion Technologies, Verizon	Tellabs® DynamicHomeSM solution enables superior service delivery with unsurpassed flexibility and delivery guarantees.

Tellabs® 1000 multiservice access series

Tellabs® 1100 multiservice access series

Tellabs® 1600 optical network terminal series

Tellabs® 7100 optical transport system

Tellabs® 8800 multiservice router series

Tellabs® 8865 service-aware optical line terminal

Verizon	Tellabs® Next-Generation Transport solution enables service providers to keep up with surging traffic growth by adding incremental wavelength capacity where and when it’s needed.	Tellabs® 7100 optical transport system

Broadwing, BSNL, NTT Communications, Telekom Malaysia, TeliaSonera, Telstra, Verizon	Tellabs® MultiservicePLuSSM solution delivers today’s and tomorrow’s business services with guaranteed reliability.

Tellabs® 5500 digital cross-connect system

Tellabs® 6300 managed transport system

Tellabs® 7100 optical transport system

Tellabs® 8100 managed access system

Tellabs® 8600 managed edge system

Tellabs® 8800 multiservice router series

BSNL, Connexion Technologies, Ericsson, NTT Communications, Telstra, T-Mobile, Verizon	Tellabs® Global Services quickly improve service-provider profitability with innova- tive services that get results.	Network consulting services Professional services Deployment services Support services Training services Systems integration services

TELLABS ANNUAL REPORT 2006

Tellabs Common Stock Market Data

In dollars

	2006		2005
	High	Low	High	Low
First Quarter	$16.04	$10.43	$9.28	$6.88
Second Quarter	$17.28	$12.69	$9.15	$6.56
Third Quarter	$13.52	$8.84	$10.60	$8.40
Fourth Quarter	$11.74	$9.61	$11.49	$8.73

Tellabs stock performance over five years through Dec. 29, 2006, is compared with a peer group (the Dow Jones Telecommunications Equipment Index), the NASDAQ Market Index and the S&P 500 Index, assuming that $100 was invested in each on Dec. 31, 2001.

Management’s Discussion and Analysis

Introduction and Overview of Business

Tellabs designs, develops, deploys and supports telecommunications networking products around the world. Our product portfolio includes solutions for wireline and wireless transport, access networking, broadband data, optical transport and voice-quality enhancement.

We generate revenue principally through the sale of telecommunications products, both as stand-alone products and as elements of integrated systems, to many of the world’s largest telecommunications service providers. In addition, we generate revenue by providing deployment and professional services related primarily to our own products and systems. In 2006, we began reporting results under three operating segments: Broadband, Transport and Services. For comparative purposes, we have included corresponding data for 2005 and 2004.

The Broadband segment includes the access, managed access and data product portfolios that facilitate the delivery of bundled triple-play services. These products enable service providers to deliver business and next-generation wireline and wireless services to their customers. We earn revenue from our Broadband segment globally. We earn a majority of our access products revenue in North America for the support of copper-based and fiber-based networks. Driving demand for access products are consumer demand for the triple play of bundled voice, video and high-speed Internet/data services in addition to competition among traditional telecommunications companies and cable service operators to be the sole source provider of triple-play services. According to industry analysts, Tellabs has a market-leading position in the North American access market. We generate the majority of our managed access product revenue outside North America. Driving demand for managed access products are business services for voice and high-speed data as well as network transport services for wireless communications. We earn revenue from our data products globally. Driving demand for data products are consumer demand for wireless and wireline carriers to deliver business services and next-generation wireless services.

The Transport segment includes our optical and digital cross-connect and transport systems. We earn a majority of our Transport segment revenue in North America. Revenue is principally derived from our digital cross-connect systems that enable service providers to transport service and manage optical bandwidth by adding capacity when and where it is needed. Driving demand for transport products are the needs of wireline and wireless service providers to support wireless services, business services for enterprises, and triple-play voice, video and data services for consumers. According to industry analysts, Tellabs has a market-leading position in the North American transport market.

The Services segment delivers deployment, support, professional consulting, training and systems integration services to Tellabs customers. These services support all phases of the network: planning, building and operating. We earn revenue from our Services segment globally. Deployment service revenue, which makes up almost half of our Services revenue, arises primarily from sales of our transport products in North America and tends to lag product sales by approximately one fiscal quarter. Revenue from support agreements arises primarily from sales of our transport systems, but can include access, managed access and data products. Revenue from our fastest growing service, network consulting, more than doubled in 2006 primarily due to demand from North American wireless customers.

On November 30, 2004, Tellabs acquired Advanced Fibre Communication, Inc. (AFC), enhancing our Broadband product portfolio. Our results of operations include AFC’s results for the one-month period in 2004 following the acquisition. These products were a significant part of our revenue growth in 2005. Sales grew sequentially each quarter during that year. This growth continued through 2006 as our Broadband product revenue increased from the previous year. To complement our acquisition of AFC, on December 30, 2004, Tellabs acquired Vinci Systems, Inc. (Vinci), a privately held developer. Through the introduction of its ONT product, we were successful at reducing the cost of ONTs in our Broadband product portfolio.

In 2006, revenue growth was broad-based. We benefited from increasing wireless and data traffic by selectively enhancing our Transport products. In addition, we continued to address new and evolving growth opportunities with our Broadband products. Within Services, we also actively pursued revenue opportunities, which have become more diversified to meet our customers’ needs.

For 2007, we expect to build upon the success of our next-generation Broadband and Transport products. Within all three segments, we expect to expand our position with existing customers, add new customers in both North America and internationally, and implement cost-reduction programs to improve the profitability of our products.

Results of Operations

Our 2006 net earnings grew 10.4% to $194.1 million from $175.8 million in 2005. Net earnings for both periods were significantly improved from the $29.8 million net loss in 2004, when we recorded significant charges

TELLABS ANNUAL REPORT 2006

related to our acquisition of AFC, asset impairments and the sale of real estate at a loss.

The inclusion of AFC for a full year in 2005 was the primary driver of the 53% overall revenue improvement from 2004 to 2005. Excluding AFC, revenue growth in 2005 would have been 7.6%. Including AFC for a full year in 2005 negatively impacted our overall margin because AFC’s products carry average margins significantly below Tellabs’ historical margins.

Revenue grew in all segments in 2006, resulting in an overall 8% improvement compared with 2005 consolidated revenue. Although our margin improved through the first three quarters of 2006, a combination of unfavorable product mix, lower realized prices on some Broadband products and costs related to deferred revenue in the fourth quarter caused our margin for all of 2006 to be flat with 2005.

Even though Tellabs 2005 results included AFC for the full year, consolidated operating expenses fell to 35.4% from 55.9% in 2004 in the absence of acquisition-related costs and other special charges in 2005. Our continuing focus on managing spending allowed us to reduce operating expenses in 2006 to 33.6% of revenue despite the inclusion of stock-based compensation charges in 2006 from adopting SFAS 123R.

Our effective tax rate trended back toward a more normal effective rate in 2006 as the benefit from valuation allowance reversals that impacted 2005 was exhausted.

Segment Revenue In millions	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
Broadband	$1,080.4	$1,042.1	$401.6	4%	159%
Transport	778.2	674.2	672.6	15%	0%
Services	182.6	167.1	157.6	9%	6%

Total revenue	$2,041.2	$1,883.4	$1,231.8	8%	53%

Geographic Revenue In millions	2006		2005		2004
North America	$1,548.4	76%	$1,419.4	75%	$813.0	66%
International	492.8	24%	464.0	25%	418.8	34%

Total revenue	$2,041.2	100%	$1,883.4	100%	$1,231.8	100%

Revenue from our Broadband segment grew in each of the past three fiscal years due to the acquisition of access products from AFC and the successful rollouts of our data products. Fiscal 2005 was the first full year of revenue from AFC in our results.

Access product revenue improved to $652.9 million in 2006 from $617.0 million in 2005 on the strength of significantly stronger volume of single-family ONT sales. The revenue gain from ONT volume was partially offset by lower sales of copper-access platforms and other fiber-to-the-premises equipment. In 2006, approximately 57% of access revenue was for fiber-based platforms, with the balance coming from copper-based platforms. This result compares with approximately 50% in 2005. We believe there was a softening in demand for some of these products related to a purchasing slowdown by major customers in advance of their pending merger. However, we are not certain that the sales volumes for these products will rebound in the near term or that the ONT growth we experienced in 2006 will continue into 2007.

Managed access revenue decreased to $320.4 million in 2006 from $364.8 million in 2005 due primarily to fewer shipments of our Tellabs® 8100 managed access systems. Comparatively, revenue increased to $364.8 million in 2005 from $331.0 million in 2004 on the strength in sales of our managed transport systems and managed access systems driven by Ethernet-over-SDH applications and 3G wireless network build-outs.

Our data products have consistently gained acceptance from customers since we introduced them in the second half of 2003. In 2006, revenue from these products nearly doubled to $107.1 million from $60.3 million in 2005. In 2005, revenue had more than tripled to $60.3 million from $17.3 million in 2004. Growth from these products is the result of a larger customer base across our global markets. Our customers include North American and international Tier 1 wireline and wireless service providers as well as cable TV operators.

Revenue from our Transport segment increased to $778.2 million in 2006 from $674.2 million in 2005 as a result of increased spending by North American wireless carriers to meet growing capacity requirements and to build out their networks to provide 3G services. Shipments to our North American wireless customers accounted for approximately 62% of all Transport revenue in 2006, compared with 54% in 2005 and 49% in 2004. Approximately 67% of 2006 revenue from wideband cross-connect products, which constitute the majority of Transport revenue, came from port-card growth on our installed base, with the balance consisting of new systems, system expansions and system upgrades. We believe port-card growth indicates that our customers continue to invest in this platform. This compares with 69% in 2005 and 76% in 2004. We shipped approximately 10.1 million T-1 equivalents during 2006 compared with 7.3 million in 2005 and 6.4 million in 2004.

Growth in our Services segment revenue was due to increasing professional and support services that extend beyond the deployment services that have traditionally led this segment. 2006 is the first year in which professional and support services together accounted for over 50% of total services revenue.

In the later part of 2006 we experienced a slowdown in orders for some products, which contributed to our revenue being lower in the fourth quarter of 2006 than in the prior six quarters. We believe the slowdown was attributable in significant part to the pending merger of some major customers, however, we cannot reasonably estimate when or if a recovery will occur or how significant any such recovery might be.

Gross Profit & Margin

In millions	2006	2005	2004
Gross profit	$933.6	$855.0	$657.0
Gross margin	45.7%	45.4%	53.3%
Product gross profit	$871.6	$807.5	$602.1
Product margin	46.9%	47.0%	56.1%
Services gross profit	$62.0	$47.5	$54.9
Services margin	34.0%	28.4%	34.8%

Gross Margin

When we acquired AFC in the fourth quarter of 2004, its access products and related services had an average gross margin that was substantially below the average for Tellabs products and services. This factor is the primary driver of our overall gross margin decline from 53.3% in 2004 to 45.7% in 2006.

Product Gross Margin

Product gross margin was relatively flat from 2005 to 2006 since the benefit from lower manufacturing costs was offset by an unfavorable product mix. Product gross margin declined from 2004 to 2005 primarily due to the inclusion of lower-margin access products in 2005 (10.5 percentage points), which was partially offset by lower manufacturing costs.

Services Gross Margin

Services gross margin improved in 2006 due to a change in mix toward support and professional services, which have higher margins. The decrease in services gross margin in 2005 compared with 2004 was primarily due to the addition of services related to access products in 2005 (8.2 percentage points) and higher material costs.

Gross Margin Trend

Our gross margin will continue to be subject to variability due to product mix. Our gross margin is different for each product and services category and for each product within a category because the actual margin depends on the specific system configurations sold as well as customer and geographic pricing differences. Over the past few years, this variability has tended to affect our gross margin in the range of 2 to 3 percentage points up or down. Due to the broadened diversity of our products’ margin, variability of gross margin may increase.

Operating Expenses

In millions	Expense			Percent of Revenue
	2006	2005	2004	2006	2005	2004
Research and development	$356.9	$344.0	$250.3	17.5%	18.3%	20.3%
Sales and marketing	179.8	175.5	155.1	8.8%	9.3%	12.6%
General and administrative	113.5	95.6	81.5	5.6%	5.1%	6.6%

Subtotal	650.2	615.1	486.9	31.9%	32.7%	39.5%

Intangible asset amortization	28.6	36.0	17.8
Restructuring and other charges	8.0	12.9	14.1
Purchased in-process R&D	—	2.2	102.1
Asset impairment charge	—	—	47.2
Net loss on sale of real estate	—	—	20.6

Total Operating Expenses	$686.8	$666.2	$688.7

TELLABS ANNUAL REPORT 2006

The increase in research and development, sales and marketing, and general and administrative expenses from 2005 to 2006 is due primarily to the inclusion of $32.5 million of stock option expenses in 2006. As a percentage of revenue, both research and development and sales and marketing expenses decreased. The increase in research and development, sales and marketing, and general and administrative expenses from 2004 to 2005 is due primarily to the inclusion of approximately $184.0 million in operating expenses from AFC and Vinci in 2005 compared with $15.5 million of AFC operating expenses in 2004.

Intangible Asset Amortization

Intangible asset amortization decreased from 2005 to 2006 with certain intangibles reaching full amortization, including a $1.4 million impairment charge for developed technology in 2006. The increase in amortization from 2004 to 2005 was due to the amortization of developed technology acquired in our acquisitions of AFC and Vinci in late 2004.

Restructuring and Other Charges

Restructuring and other charges were $8.0 million in 2006, $12.9 million in 2005 and $14.1 million in 2004. In 2006, we consolidated two order configuration and distribution centers into a single location and had a related workforce reduction. The charges in 2005 were related to reorganizing our research and development groups in Denmark and Finland and headcount reductions in other locations. Restructuring charges in 2004 included headcount reductions and facility closures.

Purchased In-Process Research and Development

The charge to in-process research and development expense (IPR&D) was for the estimated fair value of IPR&D that we acquired when we purchased AFC and Vinci. IPR&D refers to the value of technology under development that does not have an alternative use outside of its value within the acquired business. Generally accepted accounting principles require that IPR&D be expensed in whole at the time it is acquired. The value of the IPR&D at AFC was $89.0 million of the total charges, primarily attributable to development of enhanced versions of the company’s access products. The remainder was attributable to development of products at Vinci. The IPR&D amount in 2005 was due to the finalization of the purchase price allocation for these two acquisitions.

Asset Impairment Charge

In 2004, we determined that impairment indicators existed for our Tellabs® 5500 NGX switch asset group because actual and forecasted revenue for that group was lower than previously expected. We further determined that future undiscounted cash flows would not be sufficient to support the total carrying value of the asset group. We therefore recorded an impairment charge of $47.2 million to reduce the carrying value of those assets, principally amortizable intangibles, to their fair value. We determined the fair value of the assets by reference to the present value of the cash flows attributable to those assets over the remaining life of the intangibles, the primary asset in the asset group.

Net Loss on Sale of Real Estate

In 2004, we sold an administrative and research and development facility in Denmark, which resulted in a loss of $21.1 million.

Segment Profit* In millions	2006	2005	2004
Broadband	$120.4	$156.2	$61.0
Transport	414.5	317.5	293.5
Services	65.7	47.5	54.9

Total segment profit	$600.6	$521.2	$409.4

*	We define segment profit as gross profit less research and development expense. Segment profit excludes sales and marketing expenses, general and administrative expenses, the amortization of purchased deferred stock compensation and intangibles, restructuring and other charges, and the impact of equity-based compensation (which includes restricted stock and performance stock units granted after June 30, 2006, and stock options). Prior year comparisons for 2005 and 2004 exclude the impact from purchased in-process research and development, asset impairment charge and net loss on sale of real estate.

Broadband segment profit decreased from 2005 to 2006. While we had strong revenues from our access products, a mix shift toward single-family ONTs decreased the overall profit in this segment. Partially offsetting the decline was improved revenue from our data products. Broadband segment profit increased from 2004 to 2005 due to the increase in access revenue from the inclusion of AFC in the results for the full year.

Transport segment profit increased from 2005 to 2006 due to higher revenue, improved gross margins, and lower research and development expenses as a percentage of revenue. Consistently strong sales to wireless customers have provided the basis for Transport’s profitable growth. However, toward the end of 2006, the initial rollout of new products that have margins lower than our current overall product margin and reduced demand from large customers reduced the growth rate of this segment.

Services segment profit increased from 2005 to 2006 due to greater sales of higher-margin professional and support services and lower customer service costs as a percentage of revenue. Segment profit decreased from 2004 to 2005 due to the inclusion of lower-margin services as a result of the AFC acquisition.

Other Income

In millions	2006	2005	2004
Interest income, net	$45.7	$28.3	$26.9
Other expense, net	(7.8)	(4.0)	(5.4)

Total	$37.9	$24.3	$21.5

The interest income, net increase in 2006 was driven by higher invested balances and average interest rates. Other expense, net included impairment charges to write-down the carrying value of certain cost-basis equity investments in start-up technology companies and other long-term equity investments. These charges were $7.0 million in 2006, $4.8 million in 2005 and $11.2 million in 2004. Other expense, net in 2004 also included a $6.6 million foreign currency gain resulting from converting a portion of our offshore cash from Euro-denominated investments to investments denominated in U.S. dollars.

Income Taxes

In millions	2006	2005	2004
Income tax expense	$(90.6)	$(37.3)	$(19.6)
Effective tax rate	31.8%	17.5%	192.2%

The increase in our tax expense in 2006 was due primarily to higher income earned from domestic operations and the absence of a benefit from valuation allowance reversals that occurred in 2005. The increase in our tax expense in 2005 was due principally to a one-time tax expense of $15.4 million associated with our repatriation of $600 million under the American Jobs Creation Act of 2004 and an increase in foreign taxes due to higher foreign source income. The increase was partially offset by $10.1 million attributable to the reversal of reserves due to the expiration of the applicable statute of limitations period for a potential claim in a foreign jurisdiction.

We expect our effective tax rate for 2007 to be approximately 31%.

Financial Condition, Liquidity and Capital Resources

Our principal source of liquidity is our cash, cash equivalents and marketable securities, which totaled $1,300.1 million at the end of 2006.

In 2006, we generated $317.8 million of cash from operating activities and purchased $275.9 million (22.2 million shares) of our common stock. We purchased 7.6 million shares of common stock for $107.4 million under the $300 million repurchase program approved by the Tellabs Board of Directors on February 2, 2005, completing this program. We also purchased 4.5 million shares for $62.1 million under the Company’s Rule 10b5-1 stock repurchase program. We intend to continue to use cash generated by employee stock-option exercises (other than those of company officers and board members) to repurchase stock in the manner provided under this program. On February 1, 2007, the Tellabs Board of Directors authorized a one-year extension of the Rule 10b5-1 stock repurchase program. In addition, we purchased 9.9 million shares for $102.9 million under the $300 million repurchase program approved by the Tellabs Board of Directors on July 31, 2006, and 0.2 million shares for $3.5 million to cover withholding taxes on shares issued under employee stock plans. From all stock repurchase programs, we have purchased $465.0 million since 2005.

We believe that the current level of working capital, particularly cash and marketable securities, is sufficient to meet our normal operating requirements for the foreseeable future. Further, we believe that sufficient resources exist to support our future growth and strategic needs. Future available sources of working capital include cash-on-hand, cash generated from future operations, short-term or long-term financing, equity offerings or any combination of these sources. Our current policy is to retain our earnings to provide funds to enhance stockholder value by expanding our business, repurchasing our common stock and for operating activities. We do not anticipate paying a cash dividend in the foreseeable future.

TELLABS ANNUAL REPORT 2006

Contractual Obligations

The following table sets forth an overview of our contractual obligations as of December 29, 2006, that will affect our liquidity and cash flows in future periods:

	Payments Due by Period
In millions	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Operating lease obligations	$64.5	$17.2	$21.9	$12.7	$12.7
Operating lease obligations related to restructuring activities, net	29.0	7.5	15.1	6.1	0.3
Purchase commitments to contract manufacturers and suppliers	296.8	296.8	—	—	—
Stock loan[1]	288.6	288.6	—	—	—
Stock loan borrowing fees[2]	7.7	1.7	3.0	2.1	0.9

Total obligations	$686.6	$611.8	$40.0	$20.9	$13.9

[1]

Our agreement with the lender of the stock has no defined date when we must repay the loan; however, the loan is callable at the discretion of the lender. Our investment in Cisco stock is maintained at a value equal to or greater than the market value of the loaned securities.

[2]

For purposes of contractual obligations disclosure, we used Cisco’s average share price of $25.78 for the quarter ended December 29, 2006, to determine the hypothetical value of the borrowing fees assuming the loans are settled in 2012.

We use several contract manufacturers and suppliers to provide manufacturing services for our products. During the normal course of business, to reduce manufacturing lead times and ensure adequate component supply, we enter into agreements with certain contract manufacturers and suppliers that enable them to procure inventory based upon criteria defined by us. Under these agreements, the maximum liability for purchase commitments as of December 29, 2006, was $296.8 million, of which $25.9 million was accrued on the balance sheet.

The stock loan borrowing fees that are recorded in the financial statements each period are affected by Cisco’s average share price at the end of each quarter.

Off-Balance Sheet Arrangements

None.

Critical Accounting Estimates

The methods, estimates and judgments that we use in applying our accounting policies can have a significant impact on the results we report in the consolidated financial statements. Some of these estimates require difficult and subjective judgments, often as a result of the need to estimate matters that are inherently uncertain. For the reasons discussed below, we consider our critical accounting estimates to be revenue recognition, the allowance for excess and obsolete inventory and excess purchase commitments (collectively E&O), goodwill valuation, the valuation of amortizable intangible assets, the estimate of the warranty liability, reserve requirements for lease obligations on vacated facilities, income taxes and equity-based compensation.

We have discussed the development and selection of these critical accounting policies and estimates with the Audit and Ethics Committee of Tellabs’ Board of Directors.

Revenue Recognition

Determining the proper revenue recognition in our financial statements requires us to make significant judgments about the application of the accounting rules to our customer arrangements.

When a customer arrangement involves multiple deliverables, we evaluate all deliverables to determine whether they represent separate units of accounting.

This approach involves a determination about:

•	whether the delivered item has value to the customer on a stand-alone basis;

•	whether there is objective and reliable evidence of the fair value of the undelivered item; and

•

whether delivery or performance of the undelivered item is considered probable and is substantially in our control where an arrangement contains a general right of return relative to the delivered item.

The determination of whether software is more than incidental can impact whether revenue is recognized under software revenue recognition guidance or under general revenue recognition guidance. This assessment could impact the amount and timing of revenue recognition.

Customer acceptance provisions are generally considered to be substantive provisions that result in revenue deferral. Many of our contracts contain customer acceptance provisions. In some cases—for example, sales involving new products—we defer revenue until we receive formal customer acceptance. In cases where we can demonstrate that the product or service has met all acceptance criteria prior to formal customer acceptance, or where we have sufficient historical evidence of customer acceptance, we consider acceptance to be perfunctory, and therefore formal customer acceptance is not required. Our judgment about whether acceptance is perfunctory can impact the timing of revenue for contracts containing acceptance provisions.

Excess & Obsolete Inventory and Excess Purchase Commitments

We determine our inventory cost using the first-in, first-out method, and we value our inventory at the lower of cost or market, with market determined by reference to current replacement cost or net realizable selling price. We determine the amount of inventory that is excess and obsolete and purchase commitments in excess of requirements using estimates of future demand for individual components of raw materials and finished goods.

To determine E&O, we compare our listings of existing piece parts and finished goods to future product demand and usage requirements. We record a full valuation allowance for inventory quantities on hand in excess of two years’ expected usage. For inventory quantities that fall between one and two years’ demand, we use management judgment to determine the appropriate E&O amount. We do not record an allowance if the quantity is less than one year’s forecasted demand.

We believe our accounting estimate related to E&O is a critical accounting estimate because it requires us to make assumptions about sales volumes and product mix that are highly uncertain, and changes in estimates can have a material effect on our financial statements.

Goodwill

We report operating results for three segments: Broadband, Transport and Services. For evaluation purposes, we tested each operating segment for possible goodwill impairment by comparing each segment’s net book value with fair value in accordance with SFAS 142,

Goodwill and Other Intangible Assets. As each operating segment’s fair value was greater than its net book value and no other impairment indicators existed, further impairment tests were not deemed necessary and no impairment loss was recorded.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. In estimating the fair value of the operating segments for the purpose of this analysis, we made estimates and judgments about the future cash flows of our operating segments. Although we base our cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage the underlying operating segments, there is significant judgment in determining the cash flows attributable to these operating segments.

We believe that the accounting estimate related to the valuation of goodwill is a critical accounting estimate because it requires us to make assumptions that are highly uncertain about the future cash flows of our segments.

Intangible Assets

Our intangible assets consist primarily of purchased technology, which arose primarily from acquisitions of businesses in 2004 and 2003.

We evaluate the carrying value of our intangible assets for impairment whenever indicators of impairment exist. Accounting standards require that if the sum of the future cash flows expected to result from a long-term asset is less than the reported value of the asset, an impairment charge must be recognized in the financial statements. The amount of impairment is calculated by subtracting the fair value of the asset from the reported carrying value of the asset.

We believe that the accounting estimate related to valuation of intangible assets is a critical accounting estimate because it requires us to make assumptions about future sales prices and sales volumes for our products that involve new technologies and uncertainties around customer acceptance of new products or timely introduction into their networks. The recognition of an impairment could be material to our financial statements.

Warranty Costs

We provide warranties for all of our products, which have terms and conditions that vary depending on the product sold. We provide a basic limited warranty, including parts and labor, for all products other than access products for periods that range from 90 days to five years. The basic limited warranty for access products covers parts and labor for periods that generally range from two years to six years. We record warranty expense in cost of revenue on the consolidated statement of operations. We estimate our warranty liability by applying historical warranty return rates and costs per claim to the number of units shipped that are still within their warranty period. In addition, when we judge that a particular warranty claim will involve costs that are out of the ordinary, we separately estimate the costs for that claim and record the amount as an additional warranty expense for the period in which we determine we have a liability.

We believe that the accounting estimate related to warranty costs is a critical accounting estimate because it requires us to make assumptions about matters that are

TELLABS ANNUAL REPORT 2006

highly uncertain, including: future rates of product failure; repair costs, including availability of materials; shipping and handling; and de-installation and re-installation costs at our customers’ sites, among others. Consequently, the changes in our warranty reserves could be material to our financial statements.

Restructuring Reserves – Leases

Our restructuring reserves consist of amounts we owe on leases for facilities we vacated, reduced by an estimate of sublease rental income that arose from closures. We determined the amount of the reserve for each facility by estimating the amount of time it will be vacant before it is sublet and the terms of the sublease agreement compared with our obligation, then reducing it by an estimate of potential sublease income. We examine real estate market conditions in each location where we have a vacated facility.

We believe our accounting estimate of restructuring lease obligations is a critical accounting estimate because it requires us to make assumptions about real estate rental markets and conditions that are highly uncertain, and changes in our estimates could have a material impact on our financial statements.

Income Taxes

We conduct business and file income tax returns in numerous tax jurisdictions around the world. This requires us to interpret tax laws that are often vague and uncertain, and to make judgments about the application of those laws when we prepare our tax returns. When we calculate income tax expense and the related tax liabilities and assets for our consolidated financial statements, we use estimates of the amount of income, deductions and credits that we believe are allowable under local tax laws and that should be allowed by tax authorities if our tax returns are audited. However, tax authorities may disagree on the amounts of income, deductions and credits that are allowed to be included in those tax returns. This could result in paying additional taxes or receiving a refund of previously paid taxes.

Because we are a large multi-national corporation, the United States Internal Revenue Service (IRS) generally audits each of our federal income tax returns. During 2006, the IRS completed its examination of our federal income tax returns for the years 2001 through 2003 and notified us of its intention to assess additional taxes and interest for those years. We are appealing this decision. The IRS is currently auditing our tax returns for the years 2004 and 2005; however, the audit is in the early stages and is not expected to conclude until mid-2008. Although we have recorded tax reserves for potential IRS adjustments to our tax liabilities for prior years, we cannot provide assurance that a material adjustment to our financial statements, either positive or negative, will not result when the audits are concluded.

Equity-Based Compensation

We account for stock-based compensation in accordance with SFAS No. 123(R), Share-Based Payment. Under the fair value recognition provisions of this statement, we measure share-based compensation cost at the grant date based on the value of the award, which is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires several assumptions, and a change in these assumptions could materially impact our stock-based compensation expense and our results of operations. These assumptions include our stock’s expected volatility, the risk-free interest rate, expected option term and expected dividend yield, in addition to the amount of share-based awards that are expected to be forfeited.

Strategy and Outlook

We expect capital spending by service providers to increase modestly in 2007 compared with 2006. On a global basis, wireless operators will continue to build next-generation networks to deliver new, data-oriented services. In North America, we expect the regional Bell operating companies to continue to upgrade the access portion of their networks with fiber technology to deliver broadband services to their residential customers. We also expect these customers to continue to upgrade their networks with next-generation optical transport technology. Outside North America, we expect that customers will accelerate spending on data infrastructure equipment for business services and fiber-based broadband equipment for residential services. We also expect that these customers will begin to deploy next-generation optical transport technologies. Tellabs believes that it has products either currently available or in development to address these opportunities.

In 2007, we will continue to focus on our strategies for wireless, residential broadband and business services and next-generation optical transport. We are driving toward a long-term stretch objective that calls for us to achieve 15% annual revenue growth and 20% operating margins. While we have achieved and even exceeded these targets in the past, we cannot say when or if we will achieve them again, given today’s market conditions and our product portfolio. Carrier consolidation in North America has reduced the number of customers for our products and services. The remaining carriers are large and can exert considerably more pricing pressure than in years past.

In addition we face more competition globally, especially in the newly emerging growth areas we target.

Since 2003 we have introduced new products to address the emerging demand for wireless, residential broadband and business services as well as the transition to future Ethernet-oriented transport technologies. As we began to see in 2005 and 2006, success with these new products can adversely affect overall profitability. Broadband segment products carry lower overall gross margins than our established transport products. Our new transport products also carry lower gross margins, primarily because they are early in the product lifecycle. The mix of revenue from established and new products can affect overall profitability in any given quarter. We have active cost-reduction programs underway for all our new products. Over time, we expect our data products and our new transport products to carry gross margins more comparable with our established transport products.

Forward-Looking Statements

Except for historical information, the matters discussed or incorporated by reference into this Management’s Discussion and Analysis may include forward-looking statements made pursuant to the safe harbor provisions contained in the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates and assumptions, based on current and available information. These forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives and expectations. The words “anticipate,” “believe,” “estimate,” “target,” “expect,” “predict,” “plan,” “possible,” “intend,” “likely,” “will,” “should,” “could,” “may,” “foreseeable,” “would” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause our actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Important factors that could cause our actual results to differ materially from those in forward-looking statements include, but are not limited to: economic changes impacting the telecommunications industry; financial condition of telecommunications service providers and equipment vendors, including any impact of bankruptcies; the impact of customer and vendor consolidation; new product acceptance; product demand and industry capacity; competitive products and pricing; competitive pressures from new entrants to the telecommunications industry; manufacturing efficiencies; research and new product development; protection of and access to intellectual property, patents and technology; ability to attract and retain highly qualified personnel; availability of components and critical manufacturing equipment and capacity; foreign economic conditions, including currency rate fluctuations; the regulatory and trade environment; the impact of new or revised accounting rules or interpretations, including revenue recognition requirements; availability and terms of future acquisitions; divestitures and investments; uncertainties relating to synergies; charges and expenses associated with business combinations and other transactions; and other risks and future factors that may be detailed from time to time in the Company’s filings with the SEC. For a further description of such risks and future factors, see Item 1A of our most recently filed Form 10-K. Our actual future results could differ materially from those predicted in such forward-looking statements. In light of the foregoing risks, uncertainties and other factors, investors should not place undue reliance on the forward-looking statements in determining whether to buy, sell or hold any of our securities. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the operations, performance, development and results of our business. We undertake no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time. The foregoing discussion should be read in conjunction with the financial statements in this 2006 Annual Report.

TELLABS ANNUAL REPORT 2006

Management’s Report on Internal Control over Financial Reporting

Management of Tellabs, Inc., and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 29, 2006, as required by Rule 13a-15(c) of the Securities Exchange Act of 1934, as amended. In making this assessment, we used the criteria set forth in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 29, 2006.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 29, 2006, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears on page 31.

Michael J. Birck

Chairman of the Board

Krish Prabhu

President and Chief Executive Officer

Timothy J. Wiggins

Executive Vice President and Chief Financial Officer

February 23, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Tellabs, Inc. We have audited the accompanying consolidated balance sheets of Tellabs, Inc. and subsidiaries (the “Company”) as of December 29, 2006 and December 30, 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 29, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 29, 2006 and December 30, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 29, 2006, in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 1 of the notes to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 29, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007, expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois

February 23, 2007

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Tellabs, Inc. We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Tellabs, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 29, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 29, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 29, 2006, and December 30, 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 29, 2006, and our report dated February 23, 2007, expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois

February 23, 2007

Consolidated Statements of Income

In millions, except per-share data	Year Ended 12/29/06	Year Ended 12/30/05	Year Ended 12/31/04

Revenue
Products	$1,858.6	$1,716.3	$1,074.2
Services	182.6	167.1	157.6

	2,041.2	1,883.4	1,231.8
Cost of Revenue
Products	987.0	908.8	472.1
Services	120.6	119.6	102.7

	1,107.6	1,028.4	574.8

Gross Profit	933.6	855.0	657.0

Operating Expenses
Research and development	356.9	344.0	250.3
Sales and marketing	179.8	175.5	155.1
General and administrative	113.5	95.6	81.5
Intangible asset amortization	28.6	36.0	17.8
Restructuring and other charges	8.0	12.9	14.1
Purchased in-process research and development	—	2.2	102.1
Asset impairment charge	—	—	47.2
Net loss on sale of real estate	—	—	20.6

	686.8	666.2	688.7

Operating Earnings (Loss)	246.8	188.8	(31.7)

Other Income
Interest income, net	45.7	28.3	26.9
Other expense, net	(7.8)	(4.0)	(5.4)

	37.9	24.3	21.5

Earnings (Loss) Before Income Tax	284.7	213.1	(10.2)
Income tax expense	(90.6)	(37.3)	(19.6)

Net Earnings (Loss)	$194.1	$175.8	$(29.8)

Net Earnings (Loss) Per Share
Basic	$0.44	$0.39	$(0.07)
Diluted	$0.43	$0.39	$(0.07)

Weighted Average Shares Outstanding
Basic	445.9	449.9	420.2
Diluted	454.1	454.5	420.2

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

In millions, except share data	12/29/06	12/30/05
ASSETS
Current Assets
Cash and cash equivalents	$153.6	$880.8
Investments in marketable securities	1,146.5	308.9

	1,300.1	1,189.7
Other marketable securities	288.6	180.8
Accounts receivable, net of allowances of $3.8 and $4.2	411.0	319.4
Inventories
Raw materials	34.5	28.3
Work in process	19.7	11.7
Finished goods	112.8	69.1

	167.0	109.1
Income taxes	10.7	15.9
Miscellaneous receivables and other current assets	55.2	58.1

Total Current Assets	2,232.6	1,873.0

Property, Plant and Equipment
Land	20.8	20.3
Buildings and improvements	205.5	190.5
Equipment	411.2	403.2

	637.5	614.0
Accumulated depreciation	(329.6)	(313.9)

	307.9	300.1
Goodwill	1,107.4	1,111.9
Intangible Assets, Net of Amortization	89.6	117.2
Other Assets	184.9	112.7

Total Assets	$3,922.4	$3,514.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$119.5	$97.1
Accrued compensation	70.7	83.8
Restructuring and other charges	7.8	7.2
Income taxes	97.9	28.9
Stock loan	288.6	180.8
Deferred revenue	55.4	9.3
Other accrued liabilities	122.3	118.1

Total Current Liabilities	762.2	525.2

Long-Term Restructuring Liabilities	22.3	24.0
Income Taxes	128.2	95.9
Other Long-Term Liabilities	71.4	55.1

Stockholders’ Equity
Preferred stock: authorized 5,000,000 shares of $.01 par value; no shares issued and outstanding	—	—
Common stock: authorized 1,000,000,000 shares of $.01 par value; 489,034,812 and 477,045,901 shares issued	4.9	4.8
Additional paid-in capital	1,395.3	1,238.7
Deferred compensation expense	—	(10.9)
Treasury stock, at cost: 49,919,908 and 27,661,859 shares	(598.7)	(322.8)
Retained earnings	2,042.0	1,847.9
Accumulated other comprehensive income	94.8	57.0

Total Stockholders’ Equity	2,938.3	2,814.7

Total Liabilities and Stockholders’ Equity	$3,922.4	$3,514.9

The accompanying notes are an integral part of these statements.

TELLABS ANNUAL REPORT 2006

Consolidated Statements of Stockholders’ Equity

In millions	Year Ended 12/29/06		Year Ended 12/30/05		Year Ended 12/31/04
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	477.0	$4.8	466.9	$4.7	417.9	$4.2
Stock issued for employee stock programs	12.0	0.1	10.1	0.1	2.3	—
Stock issued for business acquisitions	—	—	—	—	46.7	0.5

Balance at end of year	489.0	4.9	477.0	4.8	466.9	4.7

Additional Paid-In Capital
Balance at beginning of year		1,238.7		1,145.9		556.8
Reclassification from deferred compensation		(10.9)		—		—
Stock option activity		148.2		83.2		8.9
Restricted stock award activity		7.5		7.3		8.0
Stock purchase plan activity		6.9		2.3		—
Deferred compensation related to acquisitions		4.1		—		—
Performance stock units		0.8		—		—
Stock issued for business acquisitions		—		—		428.6
Fair value of options issued in acquisitions		—		—		143.6

Balance at end of year		1,395.3		1,238.7		1,145.9

Deferred Compensation
Balance at beginning of year		(10.9)		(21.8)		(9.5)
Reclassification to additional paid-in-capital		10.9		—		—
Amortization of deferred compensation		—		10.9		5.5
Amortization of restricted stock awards		—		5.4		1.0
Restricted stock award activity		—		(5.4)		(5.3)
Deferred compensation from acquisitions		—		—		(13.5)

Balance at end of year		—		(10.9)		(21.8)

Treasury Stock
Balance at beginning of year	27.7	(322.8)	3.3	(129.6)	3.3	(129.6)
Purchases	22.2	(275.9)	24.4	(193.2)	—	—

Balance at end of year	49.9	(598.7)	27.7	(322.8)	3.3	(129.6)

Retained Earnings
Balance at beginning of year		1,847.9		1,672.1		1,701.9
Net earnings (loss)		194.1		175.8		(29.8)

Balance at end of year		2,042.0		1,847.9		1,672.1

Accumulated Other Comprehensive Income
Balance at beginning of year		57.0		125.9		95.5

Reclassification adjustment for (loss) gain included in current year net earnings		(0.5)		2.5		(1.4)
Unrealized gain (loss) on available-for-sale securities, net of tax (expense) benefit of ($2.1) in 2006, and $2.1 in 2005 and 2004		5.9		(3.1)		(3.1)

Net unrealized holding gain (loss) on available-for-sale securities		5.4		(0.6)		(4.5)
Foreign currency translation adjustments		33.6		(68.3)		34.9
SFAS 158 adoption – unrecognized prior service cost, net of tax benefit of $0.4		(0.7)		—		—
SFAS 158 adoption – unrecognized net loss, net of tax benefit of $0.3		(0.5)		—		—

Balance at end of year		94.8		57.0		125.9

Total Stockholders’ Equity		$2,938.3		$2,814.7		$2,797.2

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flow

In millions	Year Ended 12/29/06	Year Ended 12/30/05	Year Ended 12/31/04

Operating Activities
Net earnings (loss)	$194.1	$175.8	$(29.8)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	103.5	126.1	82.3
Stock-based compensation	52.2	16.3	6.5
Deferred income taxes	39.4	(15.6)	11.6
Excess tax benefits from stock-based compensation	(15.3)	14.0	—
Restructuring and other charges	8.0	12.9	11.7
Purchased in-process research and development	—	2.2	102.1
Asset impairment charge	—	—	47.2
Net loss on sale of real estate	—	—	20.6
Net changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(81.9)	(15.0)	(49.6)
Inventories	(52.7)	7.0	(24.8)
Miscellaneous receivables and other current assets	9.1	3.2	65.8
Other assets	6.8	(11.2)	(9.1)
Accounts payable	21.4	(15.5)	13.0
Restructuring and other charges	(9.8)	(24.2)	(52.2)
Deferred revenue	46.1	(0.3)	1.9
Other accrued liabilities	(10.6)	(27.3)	7.6
Income taxes	(8.7)	9.4	18.1
Other long-term liabilities	16.2	0.6	(8.2)

Net Cash Provided by Operating Activities	317.8	258.4	214.7

Investing Activities
Capital expenditures	(67.2)	(61.8)	(41.4)
Disposals of property, plant and equipment	3.1	15.6	31.5
Payments for purchases of investments	(1,654.4)	(661.9)	(1,318.8)
Proceeds from sales and maturities of investments	822.1	1,180.4	1,379.1
Payments for acquisitions, net of cash acquired	—	—	(244.3)

Net Cash (Used for) Provided by Investing Activities	(896.4)	472.3	(193.9)

Financing Activities
Proceeds from issuance of common stock under stock plans	99.6	71.6	8.9
Repurchase of common stock	(275.9)	(193.2)	—
Excess tax benefits from stock-based compensation	15.3	—	—

Net Cash (Used for) Provided by Financing Activities	(161.0)	(121.6)	8.9

Effect of Exchange Rate Changes on Cash	12.4	(21.2)	17.3
Net (Decrease) Increase in Cash and Cash Equivalents	(727.2)	587.9	47.0
Cash and Cash Equivalents at Beginning of Year	880.8	292.9	245.9

Cash and Cash Equivalents at End of Year	$153.6	$880.8	$292.9

Other Information
Interest paid	$2.2	$2.3	$0.3
Income taxes paid (refunded), net	$46.5	$11.8	$(4.0)
Issuance of common stock and options for acquisitions	$—	$—	$576.0

The accompanying notes are an integral part of these statements.

TELLABS ANNUAL REPORT 2006

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business

We design and market equipment to telecommunications service providers worldwide. Our products and services provide solutions to deliver wireline and wireless voice, data and video services for business and residential customers. We also provide installation and professional services that support our products.

Principles of Consolidation

Our consolidated financial statements include the accounts of Tellabs and our subsidiaries. We eliminated all intercompany accounts and transactions.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

We consider all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, marketable securities, cost-basis investments and derivatives. The carrying value of the cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value because of their short-term nature. We determine the fair value of marketable securities based on quoted market prices and the fair value of our derivatives are based on quoted market prices or current rates offered for instruments with similar characteristics. See discussion in Note 7 regarding derivatives.

Accounts Receivable Allowances

We base our reserve for allowances on our assessment of the collectibility of customer accounts. We regularly review the allowance by considering factors such as customer financial strength, the age of accounts receivable balances, current economic conditions that may affect a customer’s ability to pay, and historical experience.

Inventories and Suppliers

We determine our inventory cost using the first-in, first-out method. We value our inventory at the lower of cost or market, with market determined at the lower of current replacement cost or net realizable selling price. We determine the amount of inventory that is excess and obsolete (E&O) and purchase commitments in excess of requirements using estimates of future demand for individual components of raw materials and finished goods.

We obtain products from third party suppliers, due to the outsourcing of our manufacturing. Although a limited number of suppliers are used to manufacture our products, we believe other suppliers could provide similar products on comparable terms. An inability of a supplier to provide product would cause a near-term reduction of revenue, which would affect operating results adversely.

Property, Plant and Equipment

We record property, plant and equipment at cost. We compute depreciation using both the declining-balance and straight-line methods. Buildings are depreciated over 25 to 40 years; building improvements over 7 years; leasehold improvements over the lesser of the life of the lease or the useful life of the asset, currently 3 to 15 years; and equipment over 3 to 10 years. We evaluate property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

Stock Options

At the beginning of 2006, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) 123(R), Share-Based Payments, requiring us to recognize expense related to the fair value of our stock-based compensation awards. We elected to use the modified prospective transition method, and therefore did not restate prior periods. In addition, we eliminated the balance of deferred compensation expense in Stockholders’ Equity against Additional paid-in-capital on December 31, 2005, as required by this statement.

Prior to the adoption of SFAS 123(R), we accounted for equity-based compensation plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. If compensation cost for our stock-based compensation plans had been determined using the fair value at the grant dates for awards under those plans consistent with the method required by SFAS 123, Accounting for Stock-Based Compensation,

our net earnings and net earnings per share would have changed to the pro forma amounts indicated below:

In millions, except per-share data	2005	2004
Net earnings (loss) as reported	$175.8	$(29.8)
Add: stock-based employee compensation expense included in reported net earnings (loss), net of related tax effects	10.3	6.5
Less: total stock-based employee compensation expense determined under fair-value based method for all grants, net of related tax effects[1]	(18.9)	(62.0)

Pro forma net earnings (loss)	$167.2	$(85.3)

Net earnings (loss) per common share
As reported	$0.39	$(0.07)
Pro forma basic and diluted	$0.37	$(0.20)

[1]

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

Goodwill

We report operating results for three segments: Broadband, Transport and Services. For evaluation purposes, we test each operating segment for possible goodwill impairment annually, by comparing each segment’s net book value to fair value in accordance with SFAS 142, Goodwill and Other Intangible Assets. The process of evaluating the potential impairment of goodwill is subjective. To estimate the fair value of the operating segments, we made estimates and judgments about the future cash flows of our operating segments. The assumptions used in our cash flow forecasts are consistent with plans and estimates we use to manage the underlying operating segments.

Intangible Assets

Our intangible assets are made up primarily of purchased technology from acquisitions. All assets are amortized over their estimated useful lives and reviewed for impairment, in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, when indicators of impairment exist, such as poor or declining operating performance or cash flows.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price or fee is fixed or determinable, and collectibility is reasonably assured in accordance with the guidance in the Securities and Exchange Commission Staff Accounting Bulletin (SAB) 104, Revenue Recognition.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping terms and related documents are used to verify delivery or performance.

The Company assesses whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer.

Collectibility is assessed based on the creditworthiness of the customer as determined by credit checks and the customer’s payment history to the Company. If collectibility is not considered probable, revenue is not recognized until the fee is collected.

The majority of our revenue comes from product sales. We generally recognize revenue either upon shipment or upon delivery to the customer, depending on the contractual delivery terms.

Some of our customer agreements contain acceptance clauses that grant the customer the right to return or exchange products that do not conform to specifications. If we do not have sufficient historical evidence of customer acceptance, we recognize revenue when the conditions of acceptance have been met or the acceptance provisions lapse. When we have sufficient historical evidence that our products meet the specifications, we recognize revenue upon shipment or delivery, and record any potential returns as warranty obligations under SFAS 5, Accounting for Contingencies.

Some customer agreements grant the right to return or exchange product based on subjective criteria. We accrue for returns under the guidance of SFAS 48, Revenue Recognition When Right of Return Exists, based on historical evidence of rates of return. We recognize revenue, net of potential returns, upon shipment or upon delivery of the product to the customer.

Some of our customer arrangements are in the form of distribution agreements, with contractual rights of return, promotional rebates, and other incentives and credits. We recognize revenue net of estimated returns and rebates, which are calculated based on contractual provisions and historical evidence of returns activity.

We also recognize revenue from deployment services, support agreements, training and other professional services. Deployment services revenue results from installation of our products at customer sites. Installation services, which generally occur over a short time period, are not services essential to the functionality of our products, as customers may purchase installation services from us, install our products themselves, or hire third parties to perform the installation. We recognize revenue for deployment services upon completion. We recognize revenue from support agreements ratably over the service period. We recognize training and other professional services revenue upon completion.

Some of our customer arrangements include multiple deliverables, such as product sales that include services to be performed after delivery of the product. In such cases, we apply the guidance in Emerging Issues Task Force (EITF) 00-21, Revenue Arrangements with Multiple Deliverables. Generally, we account for a deliverable (or a group of deliverables) separately if (1) the delivered item(s) has stand-alone value to the customer, (2) there is objective and reliable evidence of the fair value of the undelivered items included in the arrangement, and (3) if we have given the customer a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) or service(s) is probable and substantially in our control.

We generally determine if objective and reliable evidence of fair value for the items included in a multiple-element arrangement exists based on whether we have vendor specific objective evidence (VSOE) of the price that we sell an item for on a stand-alone basis. If we do not have VSOE for the item, we will use the price charged by a vendor selling a comparable product or service on a stand-alone basis to similarly situated customers, if available.

When there is objective and reliable evidence of fair value for all units of accounting in an arrangement, we allocate the arrangement consideration to the separate units of accounting based on their relative fair values. In cases where we have objective and reliable evidence of fair value for the undelivered items in an arrangement, but no such evidence for the delivered items, we allocate the arrangement consideration using the residual method. If the elements cannot be considered separate units of accounting, or if we cannot determine the fair value of any of the undelivered elements, we defer revenue until the entire arrangement is delivered or fair value can be determined for all undelivered units of accounting.

Once we have determined the amount, if any, of arrangement consideration allocable to the undelivered item(s), we apply the applicable revenue recognition policy, as described elsewhere herein, to determine when such amount may be recognized as revenue.

When an arrangement includes software that is more than incidental, we account for the transaction under the provisions of Statement of Position (SOP) 97-2, Software Revenue Recognition. If the arrangement includes non-software elements for which software is essential to the functionality of the element, those elements are also accounted for under SOP 97-2, as prescribed in EITF 03-05, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.

Many of our customer arrangements include the right to invoice the customer for costs of shipping product to the customer’s location. In these cases, we record the amount included on the customer’s invoice for shipping costs as revenue, in accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs. The cost of shipping products to customers is recorded as cost of revenue.

EITF 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement, which was issued in 2006, allows revenue to be presented either gross or net of these sales-related taxes. We record revenue net of any sales-related taxes that are billed to our customers. We believe this approach results in financial statements that are more easily understood by investors.

Earnings Per Share

We base earnings per share on the weighted average number of common shares (basic) and the weighted average common shares adjusted for assumed exercises of dilutive stock options, restricted stock and shares under the employee stock purchase plan (diluted). We base earnings per share in periods of a net loss solely on basic weighted average number of common shares under generally accepted accounting principles.

Foreign Currency Translation

We generally measure the financial statements of our foreign subsidiaries using the local currency as the functional currency. In such cases, we translate assets and liabilities at exchange rates in effect at the balance sheet date, and we translate revenue and expenses at weighted average exchange rates during the year. We record the gain or loss from translating a subsidiary’s stockholders’ equity into U.S. dollars as foreign currency translation adjustments in Accumulated Other Comprehensive Income (OCI).

Foreign Currency Transactions

We recognize foreign currency transaction gains and losses resulting from changes in exchange rates in Other expense, net. We recorded net losses of $2.5 million in 2006, $4.0 million in 2005 and gains of $3.8 million in 2004.

2. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for years beginning after December 15, 2006. We will adopt FIN 48 as of December 30, 2006, as required. Currently, we are not able to estimate the impact FIN 48 will have on our financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, creates a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We will adopt SFAS 157 on its effective date. Currently, we are not able to estimate the impact SFAS 157 will have on our financial statements.

In September 2006, the FASB issued SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position. Changes in funded status of the plan must be recognized through comprehensive income. SFAS 158, which applies to the Tellabs Retiree Medical Plan, is effective for fiscal years ending after December 15, 2006; therefore we adopted SFAS 158 for our year ended December 29, 2006. As a result of adopting SFAS 158, we recorded a $1.9 million liability, a deferred tax asset of $0.7 million and a $1.2 million reduction to Stockholders’ Equity.

3. Restructuring and Other Charges

During the second quarter of 2006, we initiated restructuring activities to reduce costs and better align our resources with our internal needs and our customers’ requirements. The activities included consolidation of our two order configuration and distribution centers in North America into a single location, and a reduction of headcount in both the Transport and Broadband segments of our business. We reduced headcount by 126 employees during 2006 and closed or consolidated two leased facilities as a result of those reductions. The total expense of the 2006 restructuring plans was $9.2 million, which includes $2.3 million in severance costs, $6.7 million in facility charges and $0.2 million in asset disposals, all of which were recorded in 2006. By the end of 2006, we had achieved the goals of these plans.

In the fourth quarter of 2004 and throughout 2005, we initiated and executed plans to improve profitability by reorganizing our operations in Denmark and Finland, and by reducing headcount on a smaller scale in other locations. Implementation of these plans, which is complete, resulted in workforce reductions, facility closures and asset disposals. Total charges of these plans were $17.4 million including $1.6 million in 2004 and $15.8 million in 2005. The breakdown of these charges is $14.0 million for severance, $2.9 million in facility and related costs and $0.5 million in non-cancelable software licenses.

In 2003, management approved plans to restructure our operations due to difficult market conditions in the telecommunications industry. A major component of the restructuring was the outsourcing of our global manufacturing operations, which affected both the Transport and Broadband segments of our business. As a result of these actions, we recorded charges in 2004 of $10.1 million, which consisted of $3.6 million in severance, $12.2 million in facility costs, $2.4 million in inventory adjustments and $3.9 million in other obligations, offset by a reduction for excess purchase commitments of $12.0 million due to a favorable settlement with a vendor.

Reductions to restructuring expense in 2006 were $1.2 million, including $0.5 million in severance and $0.7 million in facility related charges, both due to a change in estimate from previous restructuring plans. A net reduction during 2005 to prior restructuring plans of $2.9 million in facility charges was recorded primarily as a result of favorable subleasing.

TELLABS ANNUAL REPORT 2006

The following table summarizes restructuring and other charges recorded for the plans mentioned above, as well as adjustments to reserves recorded for prior restructurings:

In millions	2006	2005	2004
Severance and other termination benefits	$1.8	$12.4	$5.2
Facility and other exit costs	6.2	—	12.2
Inventory adjustments and excess purchase commitments	—	—	(9.6)
Other obligations	—	0.5	3.9

Total restructuring and other charges	$8.0	$12.9	$11.7

Total of above items in cost of revenue	$—	$—	$(2.4)
Total of above items in operating expenses	$8.0	$12.9	$14.1

The following tables summarize our restructuring and other charges activity by segment during 2006 and 2005 and the status of the reserves at the related year-end:

In millions	12/30/05	Restructuring Expense	Cash Payments	Non-Cash Settlements and Other Activities[1]	12/29/06
2006 Restructuring Plans
Broadband	$—	$8.6	$(2.3)	$0.8	$7.1
Transport	—	0.6	(0.3)	(0.1)	0.2

Subtotal 2006 Restructuring	—	9.2	(2.6)	0.7	7.3

2005/2004 Restructuring Plans
Broadband	0.9	(0.1)	(0.7)	—	0.1
Transport	0.4	(0.4)	—	—	—

Subtotal 2005/2004 Restructuring	1.3	(0.5)	(0.7)	—	0.1

Previous Restructuring Plans
Broadband	0.3	—	(0.2)	—	0.1
Transport	29.6	(0.7)	(6.3)	—	22.6

Subtotal Previous Restructuring	29.9	(0.7)	(6.5)	—	22.7

Total All Restructuring Plans	$31.2	$8.0	$(9.8)	$0.7	$30.1

In millions	12/31/04	Restructuring Expense	Cash Payments	Non-Cash Settlements and Other Activities[1]	12/30/05
2005/2004 Restructuring Plans
Broadband	$1.2	$14.3	$(11.2)	$(3.4)	$0.9
Transport	—	1.5	(1.4)	0.3	0.4

Subtotal 2005/2004 Restructuring	1.2	15.8	(12.6)	(3.1)	1.3

Previous Restructuring Plans
Broadband	1.3	0.5	(0.5)	(1.0)	0.3
Transport	43.9	(3.4)	(11.1)	0.2	29.6

Subtotal Previous Restructuring	45.2	(2.9)	(11.6)	(0.8)	29.9

Total All Restructuring Plans	$46.4	$12.9	$(24.2)	$(3.9)	$31.2

[1]

Non-Cash Settlements and Other Activities include the effects of currency translation, write-downs of property, plant and equipment to be disposed, and other changes in the reserve balance that do not flow through restructuring expense.

4. Acquisitions

On December 30, 2004, we acquired Vinci, a privately held developer of optical network terminals for fiber-to-the-premises access systems, for $52.5 million in cash and restricted Tellabs stock (which restrictions lapsed on June 30, 2006). This acquisition enables us to deliver a more cost-effective fiber-access solution. In 2004, we expensed in-process research and development costs of $13.1 million related to this acquisition based on a preliminary appraisal. In 2005, we expensed an additional $2.2 million of in-process research and development costs based on the final allocation of the purchase price.

On November 30, 2004, we acquired 100% of the outstanding common stock of AFC, a leader in access products, for 0.504 shares of our common stock and $12.00 in cash for each AFC share. The total value of the acquisition was approximately $1.6 billion ($794.5 million, net of cash acquired) plus liabilities assumed. We issued approximately 44.8 million shares of Tellabs common stock for the acquisition, with the cash portion financed with U.S.-based cash and cash equivalents, including AFC’s. AFC’s products enable service providers to deliver voice, video and high-speed Internet access over a single network infrastructure. By acquiring AFC, Tellabs became the industry leader in the North American broadband fiber-access market, a market in which Tellabs had not previously been a significant participant. Tellabs believes that its deep relationships with telecom service providers will provide growth opportunities for both Tellabs and AFC products that were not achievable as stand-alone companies. Goodwill from this acquisition was $559.2 million and intangible assets were $185.2 million. Intangible assets, excluding in-process research and development, are being amortized on a straight-line basis over a weighted average amortization period of seven years. We expensed in-process research and development costs of $89.0 million in 2004.

We accounted for these acquisitions under the purchase method of accounting. We have included the operating results of the businesses in the accompanying results of operations from their date of acquisition.

5. Goodwill and Intangible Assets

Goodwill

Prior to 2006, goodwill was reported as a single consolidated segment. In 2006 we began reporting operations in multiple segments: Broadband, Transport and Services. Due to the change in operating segments, goodwill has been allocated to each operating segment beginning in 2006, based on each segment’s proportional fair value.

We made adjustments of $1.9 million during 2006 to reduce goodwill from the acquisition of AFC, which relates primarily to exit cost liabilities associated with the acquisition. We also made an adjustment of $5.6 million during 2006 to reduce goodwill to reflect a tax benefit for net operating losses from a prior acquisition. During 2005, we made adjustments to the AFC purchase price of $13.8 million for costs to exit facilities and adjustments of $9.7 million related to other assets and liabilities assumed in the acquisitions of AFC and Vinci.

During 2006, the accrual for exit costs related to the acquisition of AFC originally recorded in purchase accounting, was charged $6.3 million, leaving a remaining balance of $3.7 million at December 29, 2006. The remaining exit activities relate primarily to property leases with rental periods ending in 2009; no significant future adjustments are expected.

We tested each operating segment for possible goodwill impairment by comparing each segment’s net book value with fair value in accordance with SFAS 142, Goodwill and Other Intangible Assets. As each operating segment’s fair value was greater than its net book value and no other impairment indicators existed, further impairment tests were not deemed necessary and no impairment loss was recorded. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. In estimating the fair value of the operating segments for the purpose of this analysis, we made estimates and judgments about the future cash flows of our operating segments. Although we base our cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage the underlying operating segments, there is significant judgment in determining the cash flows attributable to these operating segments.

TELLABS ANNUAL REPORT 2006

The following table reconciles goodwill from January 1, 2005, as follows:

	2006				2005
In millions	Broadband	Transport	Services	Total	Total
Beginning balance	$594.7	$394.5	$122.7	$1,111.9	$1,092.3
Additions/(reductions)	(4.0)	(2.7)	(0.8)	(7.5)	23.5
Currency translation adjustments	1.6	1.1	0.3	3.0	(3.9)

Ending balance	$592.3	$392.9	$122.2	$1,107.4	$1,111.9

Intangible Assets

We amortize our intangible assets with finite lives on a straight-line basis over their estimated useful lives, which range from approximately 1 year to 13 years. Amortizable intangible assets acquired in our acquisitions of AFC and Vinci in 2004 had a weighted average amortization period of 7 years, with a weighted average amortization period of 6 years for $89.8 million in developed technology, 13 years for $34.2 million in customer relationships and backlog, 3 to 10 years for ($6.0) million in leasehold estates and less than 1 year for $2.0 million in trade names and trademarks.

During the fourth quarter of 2006, we recorded a charge of $1.4 million for impaired developed technology related to the Tellabs® 1600 small business ONT, based on reduced demand. The impairment adjustment is included in Intangible asset amortization. Total impairment for this asset relates to the Broadband segment.

The gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

In millions	12/29/06			12/30/05
	Gross Assets	Accumulated Amortization	Net	Gross Assets	Accumulated Amortization	Net

Developed technology	$149.2	$81.8	$67.4	$151.1	$57.1	$94.0
Customer relationships/backlog	34.2	8.2	26.0	34.2	5.9	28.3
Trade name/trademarks	2.0	2.0	—	2.0	2.0	—
Leasehold estates[1]	(4.6)	(0.8)	(3.8)	(6.0)	(0.9)	(5.1)

Total	$180.8	$91.2	$89.6	$181.3	$64.1	$117.2

[1]	Leasehold estates as of December 29, 2006, reflects a net reclass of $0.9 million to Restructuring and other charges due to the closure of a former AFC facility.

The estimated amortization expense for each of the next five years follows:

In millions
2007	$22.6
2008	$22.2
2009	$18.5
2010	$7.9
2011	$4.2

6. Investments

We account for investments in marketable securities at market prices, with the unrealized gain or loss, less deferred income taxes, shown as a separate component of stockholders’ equity. We base realized gains and losses on specific identification of the security sold. At December 29, 2006, and December 30, 2005, available-for-sale marketable securities consisted of the following:

In millions	Amortized Cost	Unrealized Gain	Unrealized Loss	Market Value
2006
U.S. government and agency debt obligations	$415.9	$0.6	$(2.0)	$414.5
Municipal tax-exempt debt obligations	339.5	0.1	(0.2)	339.4
Corporate debt obligations	240.2	0.5	(0.6)	240.1
Foreign government debt obligations	89.3	—	(0.6)	88.7
Foreign bank debt obligations	16.9	0.2	—	17.1
Preferred and common stocks	47.3	0.5	(1.1)	46.7

	$1,149.1	$1.9	$(4.5)	$1,146.5

2005
U.S. government and agency debt obligations	$202.8	$—	$(3.1)	$199.7
Corporate debt obligations	66.6	—	(1.0)	65.6
Preferred and common stocks	44.8	0.6	(1.8)	43.6

	$314.2	$0.6	$(5.9)	$308.9

Of our available-for-sale debt obligations at December 29, 2006, $264.9 million have contractual maturities of less than 12 months and $836.9 million have contractual maturities greater than 12 months. As of December 29, 2006, the net unrealized loss for securities with a final maturity date of less than 12 months was $3.0 million, and the net unrealized gain for securities with a final maturity of greater than 12 months was $1.0 million.

The unrealized gains and losses in our debt obligations were caused by interest-rate fluctuations. The decline in market value is attributable to changes in interest rates and not credit quality. In addition, we intend to hold these investments until a recovery of fair value; therefore, we did not consider these investments to be impaired at December 29, 2006.

As a result of the AFC acquisition, we acquired 10.6 million shares of Cisco common stock, shown as Other marketable securities in Current Assets. AFC owned this stock as a result of its investment in privately held Cerent Corporation, which was acquired by Cisco in 1999. In 2000, AFC entered into two three-year hedge contracts, pledging all of the Cisco stock to secure the obligations under the contracts. When the hedge contracts matured in 2003, AFC entered into stock loan agreements with a lender, borrowing 10.6 million shares of Cisco stock to settle hedge contracts on the Cisco stock. The aggregate amount of the fair values of those stock loans are reflected as a current liability on our balance sheets as of December 29, 2006, and December 30, 2005. The values of both the asset and liability move in tandem with each other since each is based upon the number of shares we hold at the current stock price. At December 29, 2006, Other marketable securities and Stock loan was $288.6 million at a market price of $27.33 per share and $180.8 million at a market price of $17.12 per share at December 30, 2005. The fees for 2006 associated with the stock loan agreement are $1.8 million.

In addition to the above investments, we maintain investments in start-up technology companies and partnerships that invest in start-up technology companies. We recorded these investments in Other Assets. These investments totaled $17.8 million ($10.3 million recorded at cost and $7.5 million recorded at fair value) at December 29, 2006. These investments totaled $13.8 million at cost as of December 30, 2005.

We review each investment in our portfolio quarterly, including historical and projected financial performance, expected cash needs and recent funding events. We recognize other-than-temporary impairments if the market value of the investment is below its cost basis for an extended period of time or if the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. Other-than-temporary impairments were $7.0 million for the year ended December 29, 2006, and are included in Other expense, net in the Consolidated Statements of Income. During 2006, we recorded a net gain of $5.5 million to Other Comprehensive Income on available-for-sale securities as

TELLABS ANNUAL REPORT 2006

the investment was converted from preferred to public common shares. The investment has an aggregate value of $7.5 million and any future gains or losses will be recorded to Other Comprehensive Income.

Other-than-temporary impairments were $4.8 million for the year ended December 30, 2005, which included a loss of $0.5 million from currency translation adjustments related to the sale of a foreign investment. In 2005, we recorded $4.0 million in income from a long-term investment because the underlying company was purchased by a publicly traded entity. Other-than-temporary impairments were $11.2 million for the year ended December 31, 2004.

7. Derivative Financial Instruments

Financial Instruments and Market Risk

We conduct business on a global basis in U.S. and foreign currencies, so our financial results are subject to risks associated with fluctuating foreign exchange rates. To mitigate these risks, we have a foreign currency exposure management program which uses derivative foreign exchange contracts to address nonfunctional currency exposures that are expected to be settled in one year or less. We enter into derivative foreign exchange contracts only to the extent necessary to meet our goal of mitigating nonfunctional foreign currency exposures. We do not enter into hedging transactions for speculative purposes. The derivative foreign exchange contracts consist primarily of foreign currency forward contracts.

Derivative financial instruments involve elements of market and credit risk not recognized in the financial statements. The market risk that results from these instruments relates to changes in foreign currency exchange rates, which generally are offset by changes in the value of the underlying assets or liabilities being held. Credit risk relates to the risk of nonperformance by a counterparty to one of our derivative contracts. We do not believe there is a significant credit risk associated with our hedging activities because the counterparties are all large international financial institutions with high credit ratings. In addition, we also limit the aggregate notional amount of agreements entered into with any one financial institution to mitigate credit risk.

Non-designated Hedges

We use derivative contracts to manage overall foreign currency exposures that are remeasured through income. We record these contracts on the balance sheet at fair value. Changes in the fair value of these contracts are included in earnings as part of Other expense, net. We had a net gain of $7.5 million in 2006, a net loss of $23.3 million in 2005 and a net gain of $14.4 million in 2004. Receivables resulting from the contracts are included in Miscellaneous receivables and other current assets, while payables from the contracts are included as part of Other accrued liabilities. We do not engage in hedging specific individual transactions.

Cash Flow Hedges

We use derivative contracts designated as cash flow hedges to mitigate currency risk related to an imbalance of nonfunctional currency denominated costs and related revenue. We conducted quarterly effectiveness tests on a spot-to-spot basis (excluding time value), with the time-value portion recorded in Other expense, net. We reclassified the effective gains and losses recorded in Accumulated Other Comprehensive Income to Operating Expenses when the hedged transaction was recognized in earnings. We recorded any ineffectiveness of the forward contracts in Other expense, net. The impact to earnings associated with hedge ineffectiveness from cash flow hedges was negligible for 2006. When it becomes probable that an anticipated transaction, which is hedged, will not occur, we immediately reclassify the gains or losses related to that hedge from Accumulated Other Comprehensive Income to Other expense, net. At year-end 2006, we had a balance of $0.2 million remaining in Accumulated Other Comprehensive Income. We did not hold any derivatives designated as cash flow hedges at year-end.

Our net foreign currency exposure is diversified among a broad number of currencies. The notional amounts reflected in the following table represent the U.S. dollar values of the agreed-upon amounts that will be delivered to a third party on the agreed-upon date:

In millions	Notional Value of Forward Contracts	Fair Value of Forward Contracts[1]

Forward contracts at December 29, 2006:
Related forward contracts to sell foreign currencies for Euro	$89.9	$—
Related forward contracts to buy foreign currencies for Euro	28.2	—
Related forward contracts to sell foreign currencies for Danish kroner	1.4	—
Related forward contracts to sell foreign currencies for British pound	15.0	—
Related forward contracts to buy foreign currencies for British pound	0.9	—
Related forward contracts to sell foreign currencies for U.S. dollar	8.9	—
Related forward contracts to buy foreign currencies for U.S. dollar	3.0	—
Related forward contracts to sell foreign currencies for India rupee	1.3	—
Related forward contracts to buy foreign currencies for India rupee	3.1	—
Related forward contracts to sell foreign currencies for Australian dollar	1.5	—
Related forward contracts to buy foreign currencies for Thai baht	2.1	—

Total	$155.3	$—

Forward contracts at December 30, 2005:
Related forward contracts to sell foreign currencies for Euro	$125.9	$—
Related forward contracts to buy foreign currencies for Euro	8.3	—
Related forward contracts to sell foreign currencies for Danish kroner	7.1	—
Related forward contracts to sell foreign currencies for British pound	13.6	—
Related forward contracts to sell foreign currencies for U.S. dollar	28.4	—
Related forward contracts to buy foreign currencies for U.S. dollar	4.3	—
Related forward contracts to buy foreign currencies for Thai baht	3.3	—

Total	$190.9	$—

[1]

Pursuant to our policy, we entered into the above contracts immediately prior to the respective year-ends. Accordingly, the fair value of such contracts was nominal as of December 29, 2006, and December 30, 2005.

8. Product Warranties

We provide warranties for all of our products. The specific terms and conditions of those warranties vary depending on the product. We provide a basic limited warranty, including parts and labor, for all products except access products, for periods ranging from 90 days to 5 years. The basic limited warranty for access products covers parts and labor for periods ranging from 2 to 6 years.

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

In millions	12/29/06	12/30/05	12/31/04
Balance at beginning of year	$49.2	$41.2	$19.5
Accruals for product warranties issued	19.1	37.0	6.3
Settlements	(23.3)	(29.0)	(9.4)
AFC warranty liability acquired in acquisition	—	—	24.8

Balance at end of year	$45.0	$49.2	$41.2

Balance sheet classification at end of year
Other accrued liabilities	$23.3	$27.9	$21.2
Other long-term liabilities	21.7	21.3	20.0

Total product warranty liabilities	$45.0	$49.2	$41.2

TELLABS ANNUAL REPORT 2006

9. Employee Stock Plans

The Tellabs, Inc., 2004 Incentive Compensation Plan provides for the grant of short-term and long-term incentives, including stock options and stock appreciation rights (SARs), restricted stock and performance stock units. We approved 39,139,977 shares for grant under the plan, of which 24,694,766 remain available for grant at December 29, 2006. Under the 2004 plan and predecessor plans, we granted awards at market value on the date of grant.

Under the 2005 Tellabs, Inc., Employee Stock Purchase Plan, employees can elect to withhold a portion of their compensation to purchase Tellabs’ common stock at 85% of the stock’s closing price on the purchase date. Shares are purchased under this 2005 plan in April and October. Shares issued under these plans are new shares, not treasury stock.

At the beginning of our first quarter of 2006, we adopted the provisions of SFAS 123(R), which require us to recognize expense related to the fair value of our stock-based compensation awards. We elected to use the modified prospective transition method, and therefore did not restate prior periods. In addition, we eliminated the balance of deferred compensation in Stockholders’ Equity against Additional paid-in-capital as of December 31, 2005, as required by this statement.

Stock Options and Stock-Settled Stock Appreciation Rights

Stock options and stock-settled SARs granted in 2006 and 2005 generally vest over 36 months from the grant date. Options granted in 2004 generally become exercisable at a rate of 20% on each of the first two annual anniversaries and 60% on the third anniversary of the grant date. AFC options that converted to Tellabs options on the acquisition date of November 30, 2004, vest over 3 to 4 years. We recognize compensation expense on a straight line basis over the vesting period based on the fair value of the stock options on the grant date. Compensation expense for stock options and stock-settled SARs was $38.3 million in 2006. Options granted but unexercised expire 10 years from the grant date.

We estimate the fair value of stock options and stock-settled SARs using the Black-Scholes option-pricing model. This model requires the use of assumptions that will have a significant impact on the fair value estimate. The following table summarizes the assumptions used to compute the weighted average fair value of current period stock option grants and stock-settled SARs:

	2006	2005	2004
Expected volatility	46.3%	51.9%	70.8%
Risk free-interest rate	4.8%	3.9%	3.4%
Expected term (in years)	4.5	4.0	4.7
Expected dividend yield	0.0%	0.0%	0.0%

We based our calculation of expected volatility on a combination of historical and implied volatility for options and stock-settled SARs granted in 2006 and on historical volatility for options granted in 2005 and 2004. If we had determined the expected volatility for 2005 using a combination of historical and implied volatility, the expected volatility would have been 49.2%. We based the risk free interest rate on the U.S. Treasury yield curve in effect at the date of grant. We estimated the expected term of the options and stock-settled SARs using their vesting period, post-vesting employment termination behavior and historical exercise patterns.

The following is a summary of the activity in our stock options and stock-settled SARs during 2006 and status at the end of the year ended December 29, 2006:

	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding—beginning of year	55,320,265	$15.90
Granted	2,862,449	$12.96
Exercised	(10,704,432)	$8.75
Forfeited/expired	(5,779,269)	$20.40

Outstanding—end of year	41,699,013	$16.91	5.9	$58.9

Exercisable—end of year	32,451,880	$18.80	5.2	$51.0
Shares expected to vest	41,235,113	$16.98	5.9	$58.6
Weighted average fair value of options and stock-settled SARs granted during 2006		$5.70

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on Tellabs’ closing stock price as of December 29, 2006, that the option and stock-settled SARs holders would have received had all holders exercised their options as of that date. The aggregate intrinsic value of exercised stock options was $50.3 million in 2006, $22.9 million in 2005 and $12.5 million in 2004.

As of December 29, 2006, we had $34.0 million of unrecognized compensation cost related to stock options and stock-settled SARs that we expect to recognize over a weighted average period of 0.9 year. The weighted average fair value of stock options granted was $3.85 in 2005 and $5.49 in 2004.

Cash-Settled Stock Appreciation Rights

Tellabs’ plans also provide for the granting of cash-settled SARs in conjunction with, or independent of, the stock options under the plans. These SARs allow the holder to receive in cash the difference between the cash-settled SAR’s grant price (market value of Tellabs’ stock on the grant date) and the market value of Tellabs stock on the date the holder exercises the SAR. These cash payments were $0.1 million in 2006, $0.1 million in 2005 and negligible in 2004. The cash-settled SARs are generally assigned 10-year terms. Cash-settled SARs generally vest over 36 months from the grant date. At December 29, 2006, there were 108,004 cash-settled SARs outstanding. The weighted average price of the 71,300 cash-settled SARs granted in 2006 was $11.62. The weighted average price of the 16,720 cash-settled SARs granted in 2005 was $8.38. The weighted average price of the 34,600 cash-settled SARs granted in 2004 was $9.19.

Restricted Stock

We granted 1,114,227 restricted shares in 2006, 944,984 restricted shares in 2005 and 609,066 restricted shares in 2004. Of the shares granted in 2006, 1,047,621 shares vest over a two-year period and 66,606 shares vest over a one-year period. Of the shares granted in 2005, 214,500 shares vest over a two-year period and 730,484 shares vest over a one-year period. Of the shares granted in 2004, 207,866 vest over a two-year period and 401,200 shares vest over a three-year period. We recognize compensation expense on a straight-line basis over the vesting periods based on the market price of Tellabs’ stock on the grant date. Compensation expense for restricted stock was $7.9 million in 2006, $5.4 million in 2005 and $1.0 million in 2004. The weighted average issuance price of restricted stock granted in 2006 was $12.98 per share. The weighted average issuance price of restricted stock granted in 2005 was $8.44 per share. The weighted average issuance price of restricted stock granted in 2004 was $9.26 per share. Our non-vested stock award activity for 2006 follows:

	Shares	Weighted-Average Grant Date Fair Value
Non-vested—beginning of year	1,287,677	$8.67
Granted	1,114,227	$12.98
Vested	(902,901)	$8.62
Forfeited	(159,695)	$9.27

Non-vested—end of year	1,339,308	$12.22

As of December 29, 2006, we had $9.2 million of unrecognized compensation cost related to restricted stock that we expect to recognize over a weighted average period of 0.7 year.

TELLABS ANNUAL REPORT 2006

Performance Stock Units

We granted 270,000 performance stock units (PSUs) in 2006 to executive officers. We did not grant PSUs previously. These PSUs entitle the recipients to receive shares of Tellabs’ common stock in March 2008, contingent upon the achievement of cumulative company operating income and revenue-based targets for the 2006 and 2007 fiscal years. At minimum target performance, we will issue one-half share for each PSU granted. At maximum target performance we will issue three shares for each PSU granted. The weighted average issuance price of the PSUs was $11.37 per share. Compensation expense for performance stock units was $0.8 million for 2006.

Employee Stock Purchase Plan

Under the 2005 Tellabs, Inc. Employee Stock Purchase Plan, employees can elect to withhold a portion of their compensation to purchase our common stock at 85% of the fair market value on date of purchase. In 2006, 546,639 shares of common stock were purchased under the plan, with 9,230,883 remaining available for purchase under the plan at December 29, 2006. Compensation expense for the plan was $1.0 million in 2006. The weighted average purchase price of shares purchased under the plan in 2006 was $10.76.

Stock-Based Compensation Expense

The following table sets forth the total stock-based compensation expense resulting from stock options, stock appreciation rights, restricted stock, performance stock units and our employee stock purchase plan:

2006
Cost of revenue—products	$2.8
Cost of revenue—services	4.4
Research and development	19.3
Sales and marketing	9.6
General and administrative	16.1

Stock-based compensation expense before income taxes	52.2
Income tax benefit	16.5

Total stock-based compensation expense after income taxes	$35.7

Due to the adoption of SFAS 123(R), our net earnings in 2006 were $24.3 million lower or $0.05 per share (basic and diluted).

10. Employee Benefit and Retirement Plans

401(k) Plans

Our U.S.-based employees may participate in the Tellabs 401(k) Plan. Upon meeting eligibility requirements, we will match (dollar-for-dollar) up to the first 4% of the employee’s percentage contribution. Both employee and employer contributions are vested immediately. The plan provides for a discretionary Company Contribution, which is subject to Board of Directors approval and is funded entirely by us. The amount of the contribution is based on a percent of pay for a specific period as declared by the Board. All 401(k) eligible employees actively employed on the last business day of the declared period are immediately eligible to receive this fully vested contribution. The investment of these funds follows the participants’ elections on file for the program. The Board of Directors declared a 2% contribution in 2006, 2005 and 2004. We maintain similar plans for the benefit of eligible employees at our Finland and Denmark subsidiaries.

Our contributions to these programs were $25.3 million in 2006, $24.3 million in 2005 and $18.8 million in 2004.

Deferred Income Plan

We provide a Deferred Income Plan that permits certain officers and management employees to defer portions of their compensation. All deferrals prior to September 2, 2001, are guaranteed a fixed return. In September 2001, we amended the plan to offer multiple investment funds whose returns are based on market performance. All deferrals on or after September 2, 2001, can be transferred into the amended plan and invested in the new fund options. Funds invested prior to September 2, 2001, also can be transferred into the amended plan. As of December 29, 2006, the $31.2 million long-term portion of the deferred income obligation is included in Other Long-Term Liabilities and the $2.2 million current portion is included in Other accrued liabilities. Adjustments to reflect changes in the fair value of the amount owed to the employee are made to the applicable liability account with a corresponding charge (or credit) to compensation expense. We fund any payments by the Deferred Income Plan from our investment in corporate-owned life insurance policies. The cash surrender value of such policies is recorded in Other Assets.

Retiree Medical Plan

We maintain a defined-benefit Retiree Medical Plan. Under the plan, we provide qualified retirees with a subsidy to offset their medical costs and allow the retirees to participate in the Company-sponsored healthcare plan. We made no contributions in 2006 or 2005. We currently do not anticipate making a contribution to the plan in 2007, as it is adequately funded at this time.

The following table summarizes benefit obligations, plan assets and funded status of the Retiree Medical Plan:

In millions	2006	2005
Change in benefit obligation
Accumulated postretirement benefit obligation at beginning of year	$11.2	$11.1
Service cost	1.0	1.1
Interest cost	0.7	0.6
Actuarial gain	0.5	(0.4)
Benefits paid	(0.3)	(0.2)
Curtailment	—	(1.0)

Accumulated postretirement benefit obligation at end of year	$13.1	$11.2

Change in plan assets
Assets at fair value at beginning of year	$8.9	$8.6
Return on plan assets	0.3	0.3
Benefits paid	(0.2)	—

Assets at fair value at end of year	$9.0	$8.9

The plan’s assets were invested in short-term fixed-income securities at December 29, 2006, and December 30, 2005.

The following table summarizes components of net periodic benefit cost of the Retiree Medical Plan:

In millions	2006	2005	2004
Components of net periodic benefit cost
Service cost	$1.0	$1.1	$0.7
Interest cost	0.7	0.6	0.5
Expected return on assets	(0.5)	(0.4)	(0.4)
Amortization of unrecognized prior service cost	0.1	0.1	—

Net periodic postretirement benefit cost	1.3	1.4	0.8
Curtailment	—	(1.0)	—

Total cost for the year	$1.3	$0.4	$0.8

The curtailment of $1.0 million in 2005 is due primarily to the termination of employees related to our acquisition of AFC. We amortize the prior service cost using a straight-line method over the average remaining years of service to full eligibility for benefits of the active Retiree Medical Plan participants. We expect to amortize $0.1 million of unrecognized prior service cost in 2007.

The following table summarizes the weighted-average assumptions used to determine benefit costs and benefit obligations:

	2006	2005	2004
Discount rate used to determine benefit costs	6.00%	6.00%	6.00%
Discount rate used to determine benefit obligation	5.75%	6.00%	6.00%
Expected long-term rate of return on assets	5.00%	5.00%	5.00%

There is no trend rate assumption required for this plan because all liabilities are related to a fixed-dollar subsidy and are not related to medical claims. Therefore, any change in future medical inflation trends or assumptions will not affect the liabilities of this plan.

We study historical markets and preserve long-term historical relationships between equities and fixed-income securities consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. We evaluate current market factors such as inflation and interest rates before determining long-term capital market assumptions. The long-term portfolio return is established via a building-block approach with proper consideration of diversification and rebalancing. We review peer data and historical returns to check for reasonableness and appropriateness.

The following table presents estimated future benefit payments for the Retiree Medical Plan as of December 31, 2006:

In millions
2007	$0.3
2008	$0.4
2009	$0.4
2010	$0.5
2011	$0.5
2012–2016	$3.7

TELLABS ANNUAL REPORT 2006

The following table summarizes the incremental effect of applying SFAS 158 on individual line items as of December 29, 2006:

In millions	Before Application of Statement 158	Adjustments	After Application of Statement 158
Other assets	$184.2	$0.7	$184.9
Other long-term liabilities	$69.5	$1.9	$71.4
Accumulated other comprehensive income	$96.0	$(1.2)	$94.8
Total stockholders’ equity	$2,939.5	$(1.2)	$2,938.3
Total liabilities and stockholders’ equity	$3,921.7	$0.7	$3,922.4

There is $0.7 million of unrecognized prior service cost, net of tax, and $0.5 million of unrecognized net loss, net of tax, in Accumulated Other Comprehensive Income at December 29, 2006.

11. Income Taxes

Components of earnings (loss) before income taxes are as follows:

In millions	2006	2005	2004
Domestic source	$212.4	$140.1	$(47.3)
Foreign source	72.3	73.0	37.1

Earnings (loss) before income tax	$284.7	$213.1	$(10.2)

The provision for income tax (expense) benefit consists of the following:

In millions	12/29/06	12/30/05	12/31/04
Current
Federal	$(28.7)	$(15.3)	$0.6
State	(7.9)	(0.8)	(0.4)
Foreign	(16.4)	(22.0)	(8.2)

Subtotal	(53.0)	(38.1)	(8.0)

Deferred
Federal and state	(36.4)	(1.0)	—
Foreign	(1.2)	1.8	(11.6)

Subtotal	(37.6)	0.8	(11.6)

Total income tax expense	$(90.6)	$(37.3)	$(19.6)

Deferred tax assets (liabilities) for 2006 and 2005 consist of the following:

In millions	12/29/06	12/30/05
Deferred tax assets
Net operating loss and tax credit carryforwards	$81.2	$147.3
Accrued liabilities	35.0	29.4
Inventory reserves	21.4	22.9
Deferred employee benefit expenses	24.5	12.3
Restructuring accruals	11.4	11.3
Deferred compensation plan	11.7	11.0
Amortizable intangibles	13.2	—
Deferred revenue and advance payments	12.2	—
Other	14.8	9.1

Gross deferred tax assets	$225.4	$243.3

Deferred tax liabilities
Unrealized gain on marketable securities	$(198.2)	$(197.2)
Fixed assets and depreciation	(0.5)	(4.9)
Amortizable intangibles	—	(3.5)
Other	(2.6)	—

Gross deferred tax liabilities	$(201.3)	$(205.6)

Valuation allowance	$(42.3)	$(14.2)
Net deferred tax asset	$(18.2)	$23.5

The net deferred income tax asset decreased from $23.5 million at December 30, 2005, to a liability of $18.2 million at December 29, 2006. The $41.7 million change is attributable primarily to the use of domestic and foreign net operating losses. Our net deferred tax asset includes a deferred tax liability of $198.2 million representing taxes that will be due on certain hedge contract gains upon termination of our Stock loan.

Reconciliation of the reported effective income tax rates to the domestic federal income tax rate:

In percentages	2006	2005	2004
Statutory Federal income tax rate	35.0%	35.0%	(35.0)%
Foreign earnings taxed at different rates	(5.6)	(5.4)	91.6
Research and development credit	(3.3)	(4.0)	—
Valuation allowance on net deferred tax assets	3.1	(18.4)	(267.9)
Tax exempt interest	(0.9)	—	—
Nondeductible stock compensation expense	0.8	0.4	33.9
Assessments related to prior year tax matters	0.2	1.9	17.8
Tax on repatriated foreign earnings under the AJCA of 2004, net of credits	—	7.2	—
Write-off of in-process research and development	—	0.4	352.2
State income tax, net of federal benefits	1.6	0.3	4.1
Other, net	0.9	0.1	(4.5)

Effective income tax rate	31.8%	17.5%	192.2%

Deferred Tax Valuation Allowance

We regularly assess our ability to realize deferred tax assets and we record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. During 2006 we recorded additional valuation allowances against a portion of our state net operating losses, state tax credits and U.S. net capital losses. As a result, the balance of our valuation allowances increased to $42.3 million as of December 29, 2006, from $14.2 million as of December 30, 2005.

Summary of Carryforwards

We had the following tax loss and credit carryforwards as of December 29, 2006:

		Years of Expiration
In millions	12/29/06	Beginning	Ending
U.S. net operating loss and credit carryforwards	$45.3	2021	2026
State net operating loss and credit carryforwards	34.8	2007	2025
Foreign net operating loss carryforwards	9.5	no expiration
U.S. capital loss carryforwards	3.7	2010	2011
Foreign net operating loss carryforwards	0.1	2011	2016

Total	$93.4

Investment in Foreign Operations

We do not provide deferred U.S. income taxes and foreign withholding taxes on the undistributed cumulative earnings of foreign subsidiaries because we consider such earnings to be permanently reinvested in those operations. The undistributed cumulative earnings of foreign subsidiaries that are considered permanently reinvested outside the United States were $365.5 million at December 29, 2006. Upon repatriation of these earnings, we would be subject to U.S. income tax, net of available foreign tax credits. At December 29, 2006, the estimated amount of this unrecognized deferred tax liability on permanently reinvested foreign earnings, based on current exchange rates and assuming we are able to use foreign tax credits, was $57.3 million.

The American Jobs Creation Act of 2004 (AJCA) created a one-time incentive for U.S. corporations to repatriate foreign earnings by providing an 85% dividends received deduction with respect to qualifying dividends. In 2005, we recorded an income tax expense of $15.4 million associated with our decision to repatriate $600 million under the AJCA.

Audits

We are subject to tax examinations and potential assessments in various jurisdictions. The Internal Revenue Service (IRS) completed its audit of our U.S. income tax returns for the years 2001 through 2003 and has proposed various adjustments to these income tax returns. We do not agree with the proposed adjustments and are appealing this decision. In addition, the IRS recently initiated its examination of our federal income

TELLABS ANNUAL REPORT 2006

tax returns for the 2004 and 2005 periods. We previously recorded an estimate of the potential impact of the IRS audit for the years in question; however, the final outcome is subject to uncertainties.

12. Accumulated Other Comprehensive Income

Accumulated Other Comprehensive Income includes changes in equity during a period. Comprehensive income for the periods presented consists of net earnings, unrealized gains and losses on available-for-sale securities, foreign currency translation adjustments and unrecognized prior service costs and net losses due to the adoption of SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

In millions	12/29/06	12/30/05	12/31/04
Unrealized gain (loss) on available-for-sale securities	$1.7	$(3.7)	$(3.1)
Foreign currency translation adjustments	94.3	60.7	129.0
Unrecognized prior service cost	(0.7)	—	—
Unrecognized net loss	(0.5)	—	—

Total accumulated other comprehensive income	$94.8	$57.0	$125.9

13. Segment Information

We report operating results for three segments: Broadband, Transport and Services.

The Broadband segment includes access, managed access and data product portfolios that facilitate the delivery of bundled voice, video and high-speed Internet/data services over copper-based and/or fiber-based networks. These products enable service providers to deliver business and next-generation wireline and wireless services to their customers. Access offerings include the Tellabs® 1000 multiservice access platform, the Tellabs® 1100 multiservice access platform, the Tellabs® 8865 service-aware optical line terminal and the Tellabs® 1600 optical network terminal series. Managed access products include the Tellabs® 2300 cable telephony distribution system, the Tellabs® 6300 managed transport system and the Tellabs® 8100 managed access system. Data products include the Tellabs® 8600 managed edge system and the Tellabs® 8800 multiservice router series.

Our Transport segment includes solutions that enable service providers to transport service and manage optical bandwidth by adding capacity when and where it’s needed. Wireline and wireless carriers use these products within the metropolitan portion of their transport networks to support wireless services, business services for enterprise carriers, and triple-play voice, video and data services for residential customers. Product offerings include the Tellabs® 3000 voice-quality enhancement products, the Tellabs® 5000 series of digital cross-connect systems, the Tellabs® 5500 NGX transport switch, the Tellabs® 6500 transport switch and the Tellabs® 7100 optical transport system.

The Services segment delivers deployment, support services, professional consulting, training, and systems integration services to Tellabs’ customers. These services support all phases of the network: planning, building and operating.

We define segment profit as gross profit less research and development expense. Segment profit excludes sales and marketing expenses, general and administrative expenses, the amortization of purchased deferred stock compensation and intangibles, restructuring and other charges, and the impact of equity-based compensation (which includes restricted stock and performance stock units granted after June 30, 2006, and stock options). Prior year comparisons for 2005 and 2004 exclude the impact from purchased in-process research and development, asset impairment charge and net loss on sale of real estate.

Consolidated revenue by segment for the three years ending, follows:

In millions	2006	2005	2004
Broadband	$1,080.4	$1,042.1	$401.6
Transport	778.2	674.2	672.6
Services	182.6	167.1	157.6

Total	$2,041.2	$1,883.4	$1,231.8

Segment profit and reconciliation to operating earnings by segment for the three years ending, follows:

In millions	2006	2005	2004
Broadband	$120.4	$156.2	$61.0
Transport	414.5	317.5	293.5
Services	65.7	47.5	54.9

Total segment profit	600.6	521.2	409.4
Sales and marketing expenses	179.8	175.5	155.1
General and administrative expenses	113.5	95.6	81.5
Equity-based compensation and deferred stock compensation not included in segment profit above	23.9	10.2	5.1
Intangible asset amortization	28.6	36.0	17.8
Restructuring and other charges	8.0	12.9	11.7
Purchased in-process research and development	—	2.2	102.1
Asset impairment charge	—	—	47.2
Net loss on sale of real estate	—	—	20.6

Operating earnings (loss)	$246.8	$188.8	$(31.7)

Our segments use many of the same assets. For internal reporting purposes, we do not allocate assets by segment and therefore no asset, depreciation and amortization, or capital expenditure by segment information is provided to our chief operating decision maker.

During 2006, revenue from three customers accounted for 27%, 12% and 11% of consolidated revenue. In 2005, revenue from two customers accounted for 24% and 16% of consolidated revenue. In 2004, revenue from one customer accounted for 27% of consolidated revenue. We attribute revenue to customers based on the effective date of any relevant merger. Revenue from these major customers is earned in each of our three operating segments.

Consolidated revenue by country for the three years ended, based on customer location follows:

In millions	2006	2005	2004
United States	$1,524.7	$1,400.1	$797.0
International	516.5	483.3	434.8

Total	$2,041.2	$1,883.4	$1,231.8

Long-lived assets by country follow:

In millions	12/29/06	12/30/05
United States	$1,482.1	$1,494.5
International	74.4	95.3

Total	$1,556.5	$1,589.8

14. Operating Lease Commitments

We have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancelable and expire on various dates through 2028. As of December 29, 2006, future minimum lease commitments under non-cancelable leases are as follows:

In millions
2007	$17.2
2008	12.2
2009	9.7
2010	6.6
2011	6.1
2012 and thereafter	12.7

Total minimum lease payments	$64.5

Total future minimum lease payments have not been reduced by $2.9 million of future sublease payments to be received under non-cancelable subleases. Total rental expense was $20.2 million for 2006, $21.5 million for 2005 and $10.0 million for 2004.

TELLABS ANNUAL REPORT 2006

15. Stock Repurchase Programs

On February 2, 2005, the Tellabs Board of Directors authorized the purchase of up to $300 million of our outstanding common stock. As of August 2, 2006, we purchased 32.0 million shares of our common stock at a total cost of $300 million, completing this program. This includes purchases of $107.4 million (7.6 million shares) during fiscal 2006.

On January 26, 2006, the Tellabs Board of Directors authorized the purchase of up to $100 million of our outstanding stock under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. On April 27, 2006, Tellabs Board of Directors authorized the removal of the $100 million cap from this share repurchase program. We intend to continue to use cash generated by employee stock option exercises (other than those of company officers and board members) to repurchase stock in the manner provided under this program. As of December 29, 2006, we purchased 4.5 million shares of our common stock under this program at a total cost of $62.1 million. On January 25, 2007, the Tellabs Board of Directors authorized a one-year extension of this program.

On July 31, 2006, the Tellabs Board of Directors authorized a repurchase program of up to $300 million of our outstanding common stock. During 2006, we purchased 9.9 million shares of our common stock under the program at a total cost of $102.9 million. We intend to continue to repurchase shares under this program from time to time during open trading windows and when we do not possess material non-public information.

In addition, during 2006 we purchased 0.2 million shares for $3.5 million to cover withholding taxes on shares issued under employee stock plans.

We record repurchased shares as Treasury stock.

16. Earnings Per Share

The following table sets forth the computation of net earnings (loss) per share:

In millions, except per-share data	2006	2005	2004
Numerator:
Net earnings (loss)	$194.1	$175.8	$(29.8)

Denominator:
Denominator for basic net earnings (loss) per share – weighted average shares outstanding	$445.9	$449.9	$420.2
Effect of dilutive securities:
Employee stock options and awards	8.2	4.6	—

Denominator for diluted net earnings (loss) per share – adjusted weighted average shares outstanding and assumed conversions	$454.1	$454.5	$420.2

Net earnings (loss) per share, basic	$0.44	$0.39	$(0.07)
Net earnings (loss) per share, diluted	$0.43	$0.39	$(0.07)

Under GAAP, when a company is in a net loss position, dilutive securities are not included in the computation of diluted earnings per share. Diluted weighted average shares outstanding were 424.7 million in 2004. The number of anti-dilutive securities excluded from the weighted average shares outstanding computation was 17.0 million in 2006, 38.2 million in 2005 and 37.0 million in 2004.

17. Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 2006 and 2005 follows:

In millions, except per-share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Revenue	$514.7	$549.3	$522.5	$454.7
Gross profit	$242.3	$254.2	$253.7	$183.4
Net earnings	$52.4	$53.5	$59.1	$29.1
Earnings per share –
Basic	$0.12	$0.12	$0.13	$0.07
Diluted	$0.11	$0.12	$0.13	$0.07

2005
Revenue	$435.6	$462.5	$463.9	$521.4
Gross profit	$181.9	$207.2	$217.7	$248.2
Net earnings	$0.7	$41.1	$41.9	$92.1
Earnings per share –
Basic	$0.00	$0.09	$0.09	$0.21
Diluted	$0.00	$0.09	$0.09	$0.20

The per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly per-share amounts do not necessarily equal the annual per-share amount.

TELLABS ANNUAL REPORT 2006

11-Year Summary of Selected Financial Data (Unaudited)

In millions, except per-share, employee and stockholder data	2006	2005	2004[4]	2003
Statement of Income Data
Revenue	$2,041.2	$1,883.4	$1,231.8	$980.4
Gross profit	$933.6	$855.0	$657.0	$354.0
Operating earnings (loss)	$246.8	$188.8	$(31.7)	$(264.5)
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$284.7	$213.1	$(10.2)	$(244.7)
Earnings (loss) before cumulative effect of change in accounting principle	$194.1	$175.8	$(29.8)	$(241.6)
Net earnings (loss)	$194.1	$175.8	$(29.8)	$(241.6)
Net earnings (loss) per share before cumulative effect of change in accounting principle – diluted [1]	$0.43	$0.39	$(0.07)	$(0.58)
Net earnings (loss) per share – diluted [1]	$0.43	$0.39	$(0.07)	$(0.58)
Weighted average shares outstanding – diluted [1]	454.1	454.5	420.2	413.1
Balance Sheet Data
Total assets	$3,922.4	$3,514.9	$3,545.1	$2,607.5
Total liabilities	$984.1	$700.2	$747.9	$388.2
Stockholders’ equity	$2,938.3	$2,814.7	$2,797.2	$2,219.3
Other Information
Net cash provided by operating activities	$317.8	$258.4	$214.7	$149.9
Working capital	$1,470.4	$1,347.8	$1,298.9	$1,291.1
Long-term debt	$—	$—	$—	$—
Research and development expenditures [2]	$356.9	$344.0	$250.3	$286.1
Return on average equity	6.7%	6.3%	–1.2%	–10.7%
Stock price at year-end	$10.26	$10.90	$8.59	$8.36
Number of employees	3,713	3,609	4,125	3,515
Number of stockholders [3]	7,678	8,262	8,035	6,659

1	Restated to reflect two-for-one stock splits in 1999 and 1996.
2	Research and development expenditures do not include purchased in-process research and development costs of $2.2 million in 2005, $102.1 million in 2004 and $74.7 million in 1996.
3	For 2006 represents the number of stockholders at February 16, 2007. For years 2005 – 1996 represents the number of stockholders at the record date for the next annual meeting of stockholders.
4	Includes the acquisition of AFC in November 2004.
5	We adopted SAB 101, Revenue Recognition in Financial Statements, in 2000, which is shown as a change in accounting principle.

2002	2001	2000[5]	1999	1998	1997	1996
$1,317.0	$2,199.7	$3,387.4	$2,322.4	$1,706.1	$1,280.9	$925.4
$486.5	$763.2	$1,835.4	$1,382.3	$1,000.0	$761.3	$533.4
$(329.7)	$(279.4)	$995.0	$731.8	$484.4	$379.8	$183.6

$(327.8)	$(244.8)	$1,109.4	$802.1	$577.7	$417.2	$190.3

$(313.1)	$(182.0)	$760.0	$549.7	$391.5	$275.5	$127.6
$(313.1)	$(182.0)	$730.8	$549.7	$391.5	$275.5	$127.6

$(0.76)	$(0.44)	$1.82	$1.32	$0.96	$0.69	$0.32
$(0.76)	$(0.44)	$1.75	$1.32	$0.96	$0.69	$0.32
411.4	409.6	418.4	417.0	408.9	401.1	393.1

$2,705.7	$2.865.8	$3,073.1	$2,354.6	$1,651.9	$1,250.1	$786.8
$415.4	$400.2	$445.5	$307.1	$247.4	$257.9	$158.2
$2,290.3	$2,465.6	$2,627.6	$2,047.5	$1,404.5	$992.2	$628.6

$177.8	$419.3	$426.1	$452.2	$239.3	$219.1	$185.5
$1,359.2	$1,625.1	$1,910.0	$1,511.4	$1,054.9	$685.0	$374.7
$—	$3.4	$2.9	$9.4	$3.3	$3.1	$2.9
$340.6	$422.7	$412.4	$311.0	$224.1	$171.9	$113.7
–13.2%	–7.1%	31.3%	31.8%	32.7%	34.0%	23.6%
$7.43	$15.79	$56.50	$64.19	$34.28	$27.38	$19.75
4,828	7,334	8,643	7,068	5,073	4,394	3,418
6,397	5,845	5,367	5,504	4,371	3,725	3,035

TELLABS ANNUAL REPORT 2006

Board of Directors

Linda Beck, 43, president of New Edge Networks, an EarthLink subsidiary, since 2007. Executive vice president and general manager of business solutions at EarthLink 2005-2007; executive vice president of operations 2000–2005; vice president of engineering at MindSpring 1999–2000. Various management positions at Netcom 1996–1999; Sybase 1994–1996; Amdahl 1992–1994; GTE 1987–1992. M.B.A., St. Mary’s College; B.S., Iowa State University. Tellabs director since 2006.

Michael J. Birck, 69, chairman and co-founder of Tellabs. Chairman since 2000, chief executive officer 2002–2004, chief executive officer and president 1975–2000. Director, Molex Incorporated, Illinois Tool Works. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.

Bo Hedfors, 63, founder and president of Hedfone Consulting, Inc. (telecom and Internet consulting) since 2002. President, global wireless infrastructure business at Motorola 1998–2002. President and CEO of Ericsson, Inc. 1994–1998; chief technology officer of LM Ericsson 1990–1993. Director, Openwave Systems, Inc., SwitchCore AB. M.S.E.E., Chalmers University of Technology. Tellabs director since 2003.

Frank Ianna, 57, chief executive officer of Teletechnologies since 2007. President of AT&T Network Services 1998–2003; various executive and senior management positions at AT&T 1990–1998; various management and staff positions at AT&T 1972–1998. M.S.E.E., Massachusetts Institute of Technology; B.E.E.E., Stevens Institute of Technology. Tellabs director since 2004.

Fred A. Krehbiel, 65, co-chairman of Molex Incorporated since 1999. Co-chairman and chief executive officer 2004–2005; chairman of the board 1993–1999; vice chairman and chief executive officer 1988–1993. Director, DeVry, Inc. B.A., Lake Forest College. Tellabs director since 1985.

Michael E. Lavin, 61, Midwest area managing partner KPMG LLP 1993–2002. Partner 1977–2002. Director, Peoples Energy Corporation and SPSS Inc. B.B.A., University of Wisconsin. Tellabs director since 2003.

Stephanie Pace Marshall, Ph.D., 61, founding president of Illinois Mathematics and Science Academy since 1986. Ph.D., Loyola University; M.A., University of Chicago; B.A., Queens College. Tellabs director since 1996.

Krish A. Prabhu, 52, president and chief executive officer of Tellabs since 2004. Partner, Morgenthaler Ventures 2001–2004. Chief operating officer of Alcatel Telecom 1999–2001; chief executive officer of Alcatel USA 1997–1999; various senior management positions at Alcatel 1991–1997. Ph.D. and M.S.E.E., University of Pittsburgh; M.S., Indian Institute of Technology; B.S., Bangalore University. Tellabs director since 2004.

William F. Souders, 78, chairman and chief executive officer of Emery Air Freight Corporation 1988–1989. Executive vice president and director at Xerox Corporation 1974–1986. B.A., Lake Forest College. Tellabs director since 1990.

Jan H. Suwinski, 65, professor of Business and Operations, Cornell University, Johnson Graduate School of Management since 1997. Chairman, Siecor Corporation, 1992–1996. Executive vice president of OptoElectronics Group, Corning Incorporated 1990–1996. Director, Thor Industries, Inc., Ohio Casualty Group. M.B.A. and B.M.E., Cornell University. Tellabs director since 1997.

Board of Directors Structure and Process

Tellabs is managed by and under the direction of its Board of Directors.

Each director who is not an officer of the Company is paid an annual retainer of $30,000 plus a fee of $1,500 and expenses for each board of director meeting attended in person and $1,000 for each substantive telephonic board of directors meeting. Each director receives equity compensation as described in the Tellabs 2007 proxy statement.

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

Members of the audit and ethics committee are Michael Lavin (Chairman), Bo Hedfors, William Souders and Jan Suwinski.

Nominating and governance committee members are Stephanie Pace Marshall (Chairperson), Linda Beck, Bo Hedfors, Fred Krehbiel and Michael Lavin.

Compensation committee members are William Souders (Chairman), Frank Ianna, Stephanie Pace Marshall and Jan Suwinski.

TELLABS ANNUAL REPORT 2006

Officers

Michael J. Birck, 69, chairman and co-founder. Chairman since 2000, chief executive officer 2002–2004, chief executive officer and president 1975–2000. Director, Molex Incorporated, Illinois Tool Works. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.

Krish A. Prabhu, 52, president and chief executive officer of Tellabs since 2004. Partner, Morgenthaler Ventures 2001–2004. Chief operating officer of Alcatel Telecom 1999–2001; chief executive officer of Alcatel USA 1997–1999; various senior management positions at Alcatel 1991–1997. Ph.D. and M.S.E.E., University of Pittsburgh; M.S., Indian Institute of Technology; B.S., Bangalore University. Tellabs director since 2004.

John M. Brots, 46, executive vice president, global operations since 2005. Vice president of supply chain management 2004; vice president of North American operations 2000–2003; various operations and management positions 1988–2003. M.B.A., St. Edwards University; B.S., Cameron University.

Carl A. DeWilde, 59, executive vice president, broadband products since 2005; executive vice president, access products since 2004. Chief operating officer and chief technology officer at Xtera Communications 2000–2004. Senior vice president of development at Fujitsu Network Communications 1992–2000; various senior management positions at Alcatel 1990–1992. B.S.E.E., Hogeschool Zeeland.

Jean K. Holley, 47, executive vice president and chief information officer since 2005. Senior vice president and chief information officer 2004. Chief information officer at USG Corp. 1998–2003. Various positions at Waste Management 1989–1998. Director, VASCO Data Security International, Inc. M.S., Illinois Institute of Technology; B.S., University of Missouri–Rolla.

Daniel P. Kelly, 45, executive vice president, transport products since 2004. Various engineering and management positions 1985–2004. M.B.A., University of Chicago; M.S.E.E. and B.S.E.E., University of Notre Dame.

Stephen M. McCarthy, 52, executive vice president, global sales and service since 2004. Various engineering and executive positions at Tellabs 1999–2004. Senior vice president of Automatic Data Processing’s (ADP) major accounts central division 1997–1998. Various executive positions at Ameritech 1989–1997. Various sales and management positions at IBM 1976–1989. M.B.A., DePaul University; B.S., University of Illinois.

James M. Sheehan, 44, chief administrative officer since 2005. General counsel and secretary since 2002; vice president and deputy general counsel 2000–2002; director and assistant general counsel 1995-2000. J.D., University of Illinois College of Law; B.S., University of Illinois.

Timothy J. Wiggins, 50, executive vice president and chief financial officer since 2003. Executive vice president and chief financial officer at Chicago Bridge & Iron Company, N.V. 1996–2001; various senior financial and operating management positions at Fruehauf Trailer Corporation and Autodie Corporation 1988–1996. Certified Public Accountant; B.S., Michigan State University.

TELLABS ANNUAL REPORT 2006

Glossary

3G Wireless — Wireless networks built for digital voice and high-speed data, including video.

4G Wireless — The future generation of wireless networks, which will provide high-speed services universally.

Access — Equipment that provides a connection between service providers’ central offices and homes, businesses and other user locations. (Access products are in Tellabs’ Broadband segment.)

ATM (Asynchronous Transfer Mode) — A high-speed, high-bandwidth transmission technology that carries data traffic in fixed-size cells.

Backbone — The switching and transmission equipment at the core of a service provider’s network. Users are reached by the “edge” network, which complements the core.

Backhaul — Aggregating and transmitting traffic from remote sites to a main transmission network.

Bandwidth — The carrying capacity of a communications channel.

BPON — Broadband passive optical network, the current generation of fiber-access systems that delivers high bandwidth to homes and businesses.

Broadband — A high-bandwidth fiber-optic, coaxial or hybrid line with more capacity than a voice-grade phone line (64 kilobits per second), which is capable of carrying numerous voice, data and video channels at once.

Data — Any network traffic other than voice phone calls. Increasingly, phone calls and video are encoded and transported as data. (Data products are in Tellabs’ Broadband segment.)

Digital — Systems that transport information in the binary 1s and 0s format, like computer code, to improve clarity and quality.

Digital Cross-Connect — A specialized high-speed data channel switch that connects transmission paths based on network needs (rather than call by call). Digital cross-connects manage and reroute network traffic, and combine, consolidate and segregate signals to maximize efficiency.

Downloading — The process of copying data files such as music or movies from a source to a computer.

DSL (Digital Subscriber Line) — A broadband, high-speed Internet connection to a home or business delivered over copper wires.

Echo Boomers — The generation born between the early 1980s and the mid-1990s, children of the Baby Boomers, who are heavy users of broadband Internet services.

Ethernet — A data network standard to connect computers, printers, workstations, terminals and servers.

Fiber Access — Fiber-optic systems that extend to homes or neighborhoods to deliver broadband services, including voice, data and video.

Fiber-Optic Cable — High-capacity cable that transmits communications along a glass fiber using laser light.

Frame Relay — Switching interface standard that transmits bursts of data over wide-areas networks (WANs).

Gbps (gigabits per second) — A way to measure data transfer speeds across a network. A gigabit is one thousand million bits of data.

GPON — Gigabit passive optical network, the next generation of fiber-access systems, which delivers four times more bandwidth than BPON.

HDTV (High-Definition Television) — A standard designed to deliver sharper pictures and better-quality sound for televisions.

Internet — The world’s largest decentralized network of computers and network servers.

IP (Internet Protocol) — Rules that enable computers to share information across a network.

IPTV (Internet Protocol Television) — Technology that enables video and other entertainment services over two-way broadband networks.

Managed Access — An access and transport system that simplifies end-to-end management of mobile transport and business services. (Managed access products are in Tellabs’ Broadband segment.)

Mbps (megabits per second) — A way to measure data transfer speeds across a network. A megabit is 1 million bits of data.

Metro Ethernet Network — A metropolitan area network that transports or delivers Ethernet services to users.

Mobile — Wireless communications networks that use radio frequencies rather than cables.

MPLS (MultiProtocol Label Switching) — A packet-switching standard that assigns levels of priority to multiple traffic types within a data stream to assure Quality of Service (QoS).

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

Product — Hardware, firmware and software developed by Tellabs or a partner for deployment in communications networks.

Professional Services — Specialized, tailored services for telecom service providers, delivered by highly qualified experts.

QoS (Quality of Service) — Measurement of the integrity of traffic moving over a network. QoS is especially important for real-time transmissions such as financial transactions, voice and video.

ROADM (Reconfigurable Optical Add/Drop Multiplexer) —A system that enables the remote configuration of any wavelength on any network element, thereby reducing the need for technicians to be dispatched.

Router — A device that finds the best path to direct traffic over networks.

SDH (Synchronous Digital Hierarchy) — Transport format for transmitting high-speed digital information over fiber-optic facilities outside of North America, comparable to SONET.

Services — Specialized services that enable service providers to improve profitability as they plan, build and operate telecommunications networks. Services include network consulting, deployment, support, training, systems integration and professional services. (Services are in Tellabs’ Services segment.)

SLA (Service Level Agreement) — An agreement between an end-user and a service provider that establishes metrics for Quality of Service and measures the service provided to ensure the agreement is met.

Solution — A suite of products that addresses specific network needs.

SONET (Synchronous Optical NETwork) — Transport format for sending high-speed digital signals through fiber optics in North America, comparable to SDH.

Switch — A device that establishes and routes communications paths.

T-1 — A high-speed network connection.

Transport — The process of moving voice, data or video across communications networks. (Transport products are in Tellabs’ Transport segment.)

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

WDMPON — Wave division multiplexing passive optical network, a future generation of fiber-access systems, which will deliver greater bandwidth than GPON.

Wireless — Mobile networks that use radio frequency rather than cables.

Wireline — Networks that use cables rather than radio frequency.

TELLABS ANNUAL REPORT 2006

Information for Our Investors

Ownership Structure and Investor Rights

Stockholder class and voting rights: All Tellabs stockholders are entitled to one vote for each share held. Only stockholders of record as of Feb. 28, 2007, the record date for the annual meeting determined by the board of directors, are entitled to receive notice of, to attend and to vote at the annual meeting.

Votes cast in person or by proxy at the annual meeting of stockholders will be tabulated by the inspectors of election appointed for the meeting who determine whether a quorum, a majority of the shares entitled to be voted, is present.

Stockholders Owning More than 5% of the Company’s Shares:

(as of Dec. 31, 2006) Columbia, Wanger Group, Lord Abbett & Co., Michael J. Birck

Stockholder Logistics

If you have a question for the board of directors, would like to make a stockholder proposal or nominate a director for the board, contact James M. Sheehan, Tellabs chief administrative officer, general counsel, executive vice president and secretary, at +1.630.798.8800.

For inclusion in the company’s proxy statement for the Tellabs 2008 Annual Meeting of Stockholders, proposals of stockholders must be received by James M. Sheehan, secretary of the company, no later than Nov. 20, 2007.

To nominate one or more directors for consideration at the 2008 annual meeting, a stockholder must provide notice of the intent to make such nomination(s) by personal delivery or by mail to the secretary of the company, no later than Nov. 20, 2007. The company’s bylaws set specific requirements that such written notice must satisfy. Copies of those requirements will be sent to any stockholder upon written request.

Certificate of Incorporation and Bylaws

Tellabs’ certificate of incorporation and bylaws are available online at www.tellabs.com/investors.

Code of Ethics

Tellabs’ code of ethics and global business policy are available at www.tellabs.com/about/ethics.shtml.

Important Dates for Stockholders

(Dates subject to change)

First Quarter 2007

Earnings Call: Thursday, April 19 (7:30 a.m. Central time) Annual Meeting: Thursday, April 26

Second Quarter 2007

Earnings Call: Thursday, July 19 (7:30 a.m. Central time)

Third Quarter 2007

Earnings Call: Thursday, Oct. 18 (7:30 a.m. Central time)

Transfer Agent

Computershare Investor Services serves as the stock transfer agent for Tellabs. If you need to transfer stock, change ownership, report lost or stolen certificates, or change your address, please contact Computershare Investor Services at +1.312.360.5389.

We’re Here to Help You

You can get investor information online at www.tellabs.com/investors or contact Tom Scottino in Tellabs Investor Relations at tom.scottino@tellabs.com or at +1.630.798.3602.

Requests for Information

Additional information is available without charge. For additional copies of annual reports, 10-Ks, 10-Qs or other financial information, please visit www.tellabs.com/investors or contact:

Secretary

Tellabs, Inc.

One Tellabs Center

1415 West Diehl Road

Naperville, IL 60563

U.S.A.

Or visit: www.sec.gov.

Stock Trading Information

Tellabs stock is traded in the United States, listed on the NASDAQ Stock Market under the symbol TLAB. It appears in newspaper stock tables as Tellabs. Tellabs is a component of the NASDAQ-100 Index, the NASDAQ Global Select Market, the Standard & Poor’s 500 Index, the Domini 400 Social IndexSM, and the Ocean TomoTM 300 Patent Index.

Trademarks

All trademarked or registered trademark product and service names used herein are the property of Tellabs or its affiliates in the United States and/or other countries. Any other product or company names used herein may be trademarks of their respective companies.

Annual Meeting

The 2007 Annual Meeting of Stockholders will be held at 2 p.m. Central time on Thursday, April 26, 2007, at:

The Abbington

3S002 Route 53

Glen Ellyn, IL 60137

U.S.A.

Doors will open at 1 p.m.

Internet users can hear a simultaneous live webcast of the annual meeting at www.tellabs.com.

Electronic Voting

As an added convenience, stockholders can vote their proxy by mail, by phone at +1.800.690.6903 or via the Internet at www.proxyvote.com.

Independent Auditors

Ernst & Young LLP,

Chicago, IL U.S.A.

The Tellabs Foundation

The Tellabs Foundation supports nonprofit organizations in the priority areas of education, the environment and health. For an annual report on corporate and foundation community activities, contact Meredith Hilt at meredith.hilt@tellabs.com.

Worldwide Locations

Please visit www.tellabs.com and see the “Tellabs Locations” section for the most up-to-date, complete information on Tellabs’ global presence. The “Contact Us” page also provides easy access to the right people.

For Information:

In Asia Pacific

Phone: +65.6215.6411

Fax: +65.6215.6422

In Europe, Middle East and Africa

Phone: +44.870.238.4700

Fax: +44.870.238.4851

In Latin America and Caribbean

Phone: +1.954.839.2800

Fax: +1.954.839.2828

In North America

Phone: +1.630.798.8800

Fax: +1.630.798.2000

How to Reach Us

One Tellabs Center

1415 West Diehl Road

Naperville, IL 60563 U.S.A

Phone : +1.630.798.8800

Fax : +1.630.798.2000

www.tellabs.com

[GRAPHIC APPEARS HERE]	Report printed entirely on recycled paper. ©2007 Tellabs. All rights reserved. Printed in U.S.A.

TELLABS ANNUAL REPORT 2006