Form 10-K, Exhibit 13
period 2010-01-01
TELLABS INC
filed 2010-03-01
CIK 317771

Exhibit 13

Fast-forward

In the future, mobile devices

will become smarter. Together

with smart networks, they’ll

deliver the smart, personalized

mobile Internet.

Tellabs (NASDAQ: TLAB) is part of the S&P 500, NASDAQ Global Select Market,

Ocean Tomo 300 Patent Index, and corporate responsibility indexes such as the

Maplecroft Climate Innovation Index, FTSE KLD and FTSE4Good.

Tellabs innovations fast-forward the future to empower the mobile Internet.

Now that smartphones are as brainy as PCs, Tellabs is helping to make networks smarter too. Smartphones plus smart networks will advance the mobile Internet revolution, enable carriers to transform their business models and deliver a personalized user experience to you.

Today 43 of the top 50 global telecom service providers choose Tellabs solutions. We fast-forward the future.

CONTENTS

Tellabs Financial Highlights	2

CEO’s Letter to Stockholders	3

Investor Q&A	6

Innovation Puts Our Customers Ahead	8

Tellabs® Mobile Solutions	10

Tellabs® Optical Solutions	12

Tellabs® Business Solutions	14

Corporate Responsibility	16

Common Stock Data	20

Management’s Discussion and Analysis	21

Reports of Management and Independent Registered Public Accounting Firm	30

Consolidated Financial Statements	32

Notes to Consolidated Financial Statements	36

5-Year Summary of Selected Financial Data	59

Board of Directors	60

Officers	62

Glossary	63

Investor Information	64

TELLABS FINANCIAL HIGHLIGHTS

Tellabs fiscal years ended January 1, 2010, and January 2, 2009.
In millions, except per-share and employee data	2009	2008	Change
Revenue	$1,526	$1,729	(12)%
Gross profit	$666	$660	1%
Operating earnings (loss)	$94	$(970)	N/M
Earnings (loss) before income tax	$113	$(953)	N/M
Net earnings (loss)	$114	$(930)	N/M
Net earnings (loss) per share	$0.29	$(2.32)	N/M
Total cash, cash equivalents and marketable securities	$1,105	$1,152	(4)%
Total assets	$2,623	$2,511	4%
Total liabilities	$708	$665	6%
Stockholders’ equity	$1,915	$1,847	4%
Net cash provided by operating activities	$234	$131	79%
Working capital	$1,289	$1,376	(6)%
Research and development expense	$269	$305	(12)%
Return on average stockholders’ equity	6.0%	(39.1)%	N/M
Weighted average shares outstanding	394	400	(2)%
Number of shares outstanding at year-end	384	396	(3)%
Number of employees	3,295	3,228	2%

LETTER TO STOCKHOLDERS

Fast-forwarding Tellabs to profitable growth

Robert W. Pullen, Chief Executive Officer and President

Dear Stockholders, Customers, Employees and Friends,
We performed well in a challenging economy during 2009. We’re helping our customers succeed, increasing our profits and positioning ourselves to grow with the mobile Internet.

Still, we’re going through the most challenging global economy since the Great Depression. Our customers, the telecom service providers, have reduced capital spending and deferred projects.

Our customers continue to consolidate and garner greater purchasing power. Competition among service providers is driving demand. But competition among network equipment vendors is intensifying, which pressures selling prices.

We are seeing positive trends as the world’s economies begin to thaw. People are communicating more and consuming more bandwidth than ever. Customers are spending to meet the growing needs of the mobile Internet, a major trend that will shape the next decade in telecom. They’re also spending to meet growing demand for videoconferencing, telecommuting and Internet video. Our customers’ need to invest continues to drive demand for innovative Tellabs solutions.

Tellabs is committed to profitable revenue growth, which we pursue vigorously. Last year we reduced expenses, increased profit margins and moved into the black. Our revenue fell 12% to $1.53 billion, as a result of lower customer spending and our decision to focus research and development (R&D) in more profitable growth areas. Some of the highlights of 2009 were:

• We grew data product revenue 59% to $342 million, a record high.

• We earned $114 million or 29 cents per share, versus a loss of $930 million or $2.32 per share a year ago.

• We increased operating earnings to $93.5 million, the best since 2006.

• We improved gross profit margins to 43.6%, the highest since 2006.

• We boosted operating margins to 6%, the best since 2006.

• We generated cash from operations of $234 million, the most since 2006.

• We reduced operating expense to $572 million, the lowest since 1998.

• We acquired Silicon Valley start-up WiChorus, and its breakthrough mobile packet core platform, to empower the mobile Internet.

• We delivered a total return to shareholders of 38%.

We kept Tellabs’ balance sheet rock-solid. After paying $165 million in net cash for the WiChorus acquisition and repurchasing $83 million in Tellabs shares, we ended the year with more than $1.1 billion in cash and cash equivalents. And we carry zero debt.

In January, we announced Tellabs’ first quarterly cash dividend of 2 cents per share. We believe that dividends are a good way to return capital to shareholders. And we’re confident that Tellabs will continue to generate ample cash from operations to enable us to invest in the growth of our business, repurchase shares and pay dividends.

TELLABS ANNUAL REPORT 2009

We’re fast-forwarding Tellabs’ strategy. In late 2008, we introduced a strategy that began to show positive results during 2009.

Focus our investments in growth products and services. In 2009 we applied more than 80% of our R&D spending to develop innovative mobile, optical and Internet Protocol/Ethernet products. Our focus on innovation is paying off. These growth products and services generated 36% of our 2008 revenue and 46% of our 2009 revenue. In 2010, we expect growth products and services to generate more than half of revenue.

Innovate in growth markets. We continue to emphasize markets that are growing faster than customers’ overall capital spending — mobile, optical and business.

In the mobile market, we see tremendous opportunities ahead, driven by the mobile Internet. The WiChorus acquisition significantly increases Tellabs’ addressable mobile market. Through the acquisition, we’ve added the innovative Tellabs® SmartCore™ 9100 platform, a leader in the 4G WiMax mobile packet core market, used by customers such as Clearwire. Going forward, we’re positioning this platform for the larger 3G evolved high-speed packet access (HSPA+) and 4G long-term evolution (LTE) markets. Most important, the acquisition increases the value we can offer customers.

In the optical market, we see growing bandwidth demand, and we are innovating to lower the cost per bit and reduce network energy consumption. Tellabs® Optical Solutions provide enormous bandwidth while cutting capital expenditures up to 65%, power consumption up to 65% and operating expenses up to 85%.

In the business market, we helped service providers win dozens of business customers with Tellabs® Business Solutions. Many of these businesses are Fortune 500 companies, including financial institutions that need highly available networks for their mission-critical traffic. U.S. federal government agencies are using the innovative Tellabs® Optical LAN (local area network) as a higher-bandwidth alternative to active Ethernet LANs, cutting capital expense up to 70%, reducing power consumption up to 80% and shrinking space needs up to 90%.

One constant at Tellabs is that when we focus, we win. In 2009 we focused on what we could control: implementing Tellabs’ strategies, expanding into new markets with the WiChorus acquisition, controlling costs and expenses, and delivering innovative, differentiated solutions to customers.

We’re fortunate to be well-positioned in an industry as essential as communications. Tellabs is committed to helping customers succeed by delivering these life-enriching services. While billions of people enjoy communications services today, billions more still need them. People want to connect, to do business, to be educated and to be entertained.

Fast-forwarding the mobile Internet. Four decades ago, the Internet started up. Fast-forward to today: half a billion people use high-speed Internet services.

Three decades ago, cellular phones appeared. Fast-forward to today: almost 5 billion mobile devices connect us, and the mobile Internet is rapidly growing.

Most of the world’s people will first experience the Internet through a mobile device. Looking ahead, the mobile Internet will profoundly transform communications around the world. Fast-forward to tomorrow: the mobile Internet will be considered as essential as a telephone.

Smartphones put the power of a PC in your hand, as 3G and 4G mobile networks deliver high-speed Internet services. But to fully unlock the potential of the mobile Internet, we need smarter, higher-bandwidth networks. That’s why Tellabs is innovating to empower the mobile Internet.

Fast-forward to tomorrow: the mobile Internet will anticipate your personal needs. With your permission, it’s smart enough to know your whereabouts, your needs and your preferences.

•	When you want to schedule time with family or friends, you can instantly put an invitation on their calendars.

•	When you need to track health indicators such as blood pressure or blood sugar, it stays in touch with your doctor.

•	When you’re in traffic, it suggests an alternate route to save you time.

•	When your flight touches down, it suggests how to reach your destination quickly — providing routes and schedules of shuttles, trains and buses.

•	When you want entertainment, it shows what’s playing, with reviews from people like you.

Such applications are emerging today. Over the next decade, we will begin to see the full potential of the mobile Internet. The key focus of Tellabs’ innovators is to enable smart networks and smart mobile devices to work together intelligently.

To fast-forward the mobile Internet, we acquired WiChorus and its team of innovators. This acquisition expands Tellabs® Mobile Solutions, already in more than 120 networks around the world. WiChorus logically extends Tellabs from mobile backhaul into the adjacent mobile packet core.

Today, the Tellabs® SmartCore™ 9100 platform is the only mobile packet core platform that’s purpose-built for 4G WiMax and LTE. This breakthrough technology makes mobile networks smarter — that is, content-aware, context-aware and application-aware. Such intelligence enables mobile carriers to make money and reduce expenses. Together, smart mobile devices and smart networks will bring you a smart, personalized mobile Internet that anticipates and addresses your personal needs.

Since our platform is compatible with 3G networks, mobile carriers can reap many of these benefits today. For example, carriers can offload Internet traffic at the network edge, reducing capital expenses in core networks as much as 50%. For users, that means faster downloads.

We at Tellabs are driven by our passion to meet customers’ communications needs. That’s why we innovate to help our customers succeed. Today, we serve 43 of the world’s top 50 telecom service providers, including nine of the top 10. We still see plenty of room to grow.

We’re excited about our central role in empowering the mobile Internet. As much as our industry has accomplished over the past few decades, it’s only a hint of what’s to come. As our industry’s exciting future unfolds, I believe that Tellabs has the right strategy, the right customer focus and the right people to succeed.

Sincerely,

Robert W. Pullen
Chief Executive Officer and President

March 1, 2010

TELLABS ANNUAL REPORT 2009

Q & A

Answers to investor questions

CEO and president Robert W. Pullen answers investors’ frequently asked questions.
Q. When will Tellabs attain year-over-year revenue growth?
A. We expect first-quarter 2010 revenue to grow compared with first-quarter 2009. It’s too soon to say how the year ahead will unfold.

We’re committed to profitable revenue growth. We see an inflection point ahead, when user demands and network needs will require customers to increase capital spending. When that time comes, Tellabs is well-positioned to grow faster than the overall telecom equipment sector.

In this context, we focus on what we can control:
• We’ve cut operating expenses to $572 million, the lowest since 1998.

• We’ve improved gross profit margins from 38.2% in 2008 to 43.6% in 2009.

• We’ve strategically focused Tellabs in markets that are growing faster than the overall telecom equipment market — mobile, optical, business and professional services.

Q. Why did you acquire WiChorus?

A. The WiChorus acquisition logically extends Tellabs’ mobile business from backhaul into an adjacent market, packet core. It’s a great fit in terms of customers, products, technology, cultures and market potential:

•   Customers: Tellabs and WiChorus address the same mobile customers. Our global sales and service reach provides WiChorus access to more than 120 Tellabs mobile backhaul customers. WiChorus brings

     Tellabs new WiMax customers.

•   Products: WiChorus has the industry’s best-of-breed 4G and 3G mobile packet core solution, now known as the Tellabs® SmartCore™ 9100 platform. It handles eight times more throughput and four times more simultaneous Internet sessions than competitors.

• Technology: Both Tellabs and WiChorus products use the same Internet Protocol (IP) technology, which is the key to next-generation 4G mobile networks.

• Cultures: Tellabs’ and WiChorus’ cultures both focus on developing best-of-breed products that deliver superior value to customers and enable us to beat larger competitors.

• Market Potential: The growth opportunities ahead are compelling. Mobile packet core is a growing market that is essential to the mobile Internet.

Q. When will growth products be the main driver of Tellabs’ business?

A. Soon. We expect growth products to generate more than half of Tellabs’ overall 2010 revenue. Growth products were 25% of our 2007 revenue, 36% of our 2008 revenue and 46% of our 2009 revenue. Our growth products include the Tellabs® 6300, 7100, 7300, 8600, 8800 and 9100 platforms, as well as Tellabs professional services.

Q. How will you generate sufficient profit margins with growth products?

A. We constantly work to improve gross profit margins on all of our products. The proof: Tellabs gross profit margins increased to 43.6% in 2009, up from 38.2% in 2008.

Our Tellabs® 8600, 8800 and 9100 platforms already generate gross profit margins above our corporate average. And gross profit margins on the Tellabs® 7100 system improved in each quarter of 2009.

Q. Is Tellabs big enough to compete successfully and prosper?

A. Absolutely. As a mid-sized company, we’re big enough to tackle the focused markets we pursue – mobile, optical and business. We offer customers more global capabilities than start-ups and greater agility than the giants.

Our financial position also gives customers confidence. After 36 years in business, Tellabs has a rock-solid balance sheet with more than $1.1 billion in cash and cash equivalents, and zero debt.

Q. Do you intend to continue share repurchases?

A. Yes, we may repurchase shares from time to time. We are authorized to purchase approximately $400 million in our shares.

Q. Do you plan further acquisitions?

A. We’re always looking for opportunities to deliver compelling value to our customers and investors, but for competitive reasons, we can’t share specifics. Today we’re focused on maximizing the value of the WiChorus acquisition. We are determined to fully realize its potential to create value for our customers and our investors.

TELLABS ANNUAL REPORT 2009

“Tellabs can provide both the thinking and also the real-life solutions that can help deliver the ideas that service providers have.”

– Warren Chaisatien

    Research Director, Telsyte

What do mobile users want?	What do service providers need?	What does Tellabs offer?

Mobile Internet, commerce and video with more bandwidth, availability and reliability.	Smart networks that know users’ locations, devices and preferences, so they can deliver personalized mobile Internet experiences.	Innovative mobile, optical and business solutions that enable service providers to deliver new services, generate revenue, reduce expenses and improve user experiences.

Fast-forwarding innovation to help our customers succeed

Compelling new mobile applications extend yesterday’s boundaries. You can transfer money with mobile phones in Kenya. See historical images as you tour castles in Italy. Scan a barcode to compare prices in Europe and North America. What you can do with a PC today, the mobile Internet will do for you anywhere tomorrow.

That’s how the mobile Internet will eclipse landlines and PCs. Mobile Internet, video and commerce are transforming our world . With almost 5 billion mobile phones in use today and continuing growth ahead, the extreme demands of the mobile Internet will require service providers to transform their networks.

Tellabs innovations anticipate what’s next

Our solutions and services enable service providers to transform their business models and their networks to prepare for the mobile Internet revolution. We enable customers to generate revenue, extract savings and assure profitability for the long term. Looking through the eyes of our customers, Tellabs focuses on mobile, optical and business solutions, as well as professional services:

•

Tellabs ® Mobile Solutions help customers cut costs and generate revenue as mobile networks evolve to 3G and 4G. Our innovations in mobile solutions include the first purpose-built pseudowire solution to migrate mobile backhaul networks to Ethernet. And with our recent acquisition of WiChorus, Tellabs solutions include breakthrough mobile packet core technology to make networks content-aware, context-aware and application-aware.

•

Tellabs ® Optical Solutions enable service providers to add bandwidth when and where it’s needed, deliver existing services, and lower capital and operating expenses. Our innovations in optical solutions include the first integration of multiservice provisioning platforms (MSPPs), Ethernet switching and dynamic optical layer for more bandwidth with less equipment.

•

Tellabs ® Business Solutions provide businesses high quality, reliability and availability while enabling them to save energy and become more “green.” Our innovations in business solutions include the first service-interworking multiservice edge router to intergrate to new networks with guaranteed service quality.

•	Tellabs ® Global Services provide the specialized expertise to design, build and optimize service providers’ networks.

We help service providers deal effectively and quickly with change, whether it’s planned or unplanned, so they can prepare for what’s ahead.

TELLABS ANNUAL REPORT 2009

“We are growing very fast. Tellabs equipment helps us to define whatever we need.”

– Vladimir Lutchenko

    Manager of the Access Network Planning Unit, Astelit, life:)

Smarter shopping	MOBILE SOLUTIONS

Maria Lopez ensures she’s getting the best price by scanning bar codes and comparing prices with her mobile phone.

Tellabs® Mobile Solutions enable service providers to:

•   Achieve faster time-to-revenue with quicker services roll-out.

•   Provide bandwidth quickly where and when it is needed.

•   Offer high network availability and reliability.

•   Use multiple wireless network technologies.

•   Deliver new and differentiated applications.

•   Transform today’s business model for mobile services.

•   Offload up to 70% of traffic at the edge.

•   Save up to 50% in capital expense.

MOBILE

Empowering networks for the mobile Internet revolution

Today, most people use mobile phones primarily for phone calls. But smartphone sales are growing 30% a year. Fast-forward: one day mobile phones will be smarter and deliver the smart, personalized mobile Internet.

With your permission, the mobile Internet will learn your needs, habits and preferences. It will be aware of your schedule and location to anticipate your needs and deliver what you want, when and how you want it.

To deliver that vision requires smarter networks. Tellabs® Mobile Solutions offer industry-leading mobile packet core and backhaul applications, backed by specialized professional services. Tellabs innovations enable the intelligent mobile Internet.

Extending mobile solutions into the packet core

Our acquisition of WiChorus almost doubles the size of Tellabs’ addressable mobile market, extending our business into the packet core. WiChorus technology powers the breakthrough Tellabs® SmartCore™ 9100 platform. It’s the first purpose-built platform for 4G WiMax and LTE, with support for 3G.

This platform offers tremendous advantages, such as eight times more throughput and four times more simultaneous Internet sessions than competitors’ gateways. It uniquely combines a mobile core gateway with world-class application analytics, so customers can optimize networks as never before.

For the long term, our platform enables mobile carriers to transform their business models. Carriers’ profitability has been challenged by flat-rate pricing and 30% or higher growth in mobile data use. Our platform enables customers to analyze and monetize more than 400 of the top mobile Internet applications.

Advancing mobile backhaul networks to 4G

Tellabs serves more than 120 mobile backhaul customers worldwide. One customer expects to save more than 120 million euros during its migration to 4G LTE networks. That’s 60% to 93% savings over three years, compared with the present mode of operation.

Tellabs Global Services helps customers navigate through complex decisions and implementation challenges such as whether to own or lease backhaul facilities.

PRODUCT PORTFOLIO

Tellabs® 3000 Voice-Quality Enhancement Series

Tellabs® 6300 Managed Transport System

Tellabs® 7100 Optical Transport System

Tellabs® 7300 Metro Ethernet Switching Series

Tellabs® 8000 Intelligent Network Manager

Tellabs® 8100 Managed Access System

Tellabs® 8600 Managed Edge System

Tellabs® 8800 Multiservice Router Series

Tellabs® SmartCore™ 9100 Platform

Tellabs® Global Services

CUSTOMER EXAMPLES

Asia Pacific: Celcom Axiata Berhad, China Mobile, China Unicom, DTAC, SMART Communications, True Move Co, Ltd., VNPT

MobiFone

Europe, Middle East, Africa: Ericsson, Magyar Telekom, Netcom, Nokia Siemens Networks, Orange Slovakia, Swisscom

(Switzerland) AG, Vodacom South Africa, Vodafone Ireland, Vodafone – Panafone S.A.

North America: SureWest, Telecom Transport Management, Verizon

TELLABS ANNUAL REPORT 2009

“The challenge to constantly improve the performance and efficiency of our global network is effectively addressed with partners like Tellabs who share our passion for excellence and performance.”

– Stuart D. Elby

   Vice President-Network Architecture, Verizon

Mobile Internet video

Juan Garcia and Mark Smith can quickly download and watch Internet videos through Tellabs® Optical Solutions.

OPTICAL SOLUTIONS

Tellabs® Optical Solutions enable service providers to:

•	Reduce initial installation time by several weeks.

•	Turn on services and add capacity in hours, not weeks, improving customer retention.

•	Achieve up to 99.9999% availability (limiting downtime to about half a minute per year).

•	Deliver up to four times more bandwidth at just 50% to 75% of the cost of upgrading competitive products.

OPTICAL

Advancing innovation with optical breakthroughs

User demand for faster and more reliable mobile, business, video and Internet services is surging. Today, to download a high-definition video, you may wait and wait. Fast-forward a few years: you’ll be watching that movie in minutes.

To deliver that vision requires new bandwidth management solutions and more cost-effective ways to carry traffic, including optical and Ethernet networking. With Tellabs® Optical Solutions, service providers can quickly and cost-effectively add bandwidth in networks — with just a few keystrokes.

Technologies such as ROADM (remote optical add drop multiplexer), Ethernet and OTN (optical transport network) enable customers to deliver high-bandwidth services cost-effectively.

One of Tellabs’ optical customers operates the world’s largest ROADM network, delivering mobile, business and consumer services on an efficient, converged platform. The results: capital expenses decreased 65%, power consumption fell 65% and operating expenses dropped 85%. Tellabs optical customers include wireline service providers, mobile carriers and cable TV multiple system operators around the world.

Professional services enable network efficiencies

Tellabs® Global Services offers customers a unique depth of experience in planning and architecting high-performance optical networks.

For example, Tellabs has extensive expertise in migrating live traffic from existing equipment to new optical equipment without disrupting service to users. This experience enables customers to increase capacity or reduce costs with minimal impact to user service availability.

We also help customers avoid costly network redesigns and delays in implementation through network planning and design.

PRODUCT PORTFOLIO

Tellabs® 6300 Managed Transport System

Tellabs® 7100 Optical Transport System

Tellabs® 7100 Nano Optical Transport System

Tellabs® 7300 Metro Ethernet Switching Series

Tellabs® 8000 Intelligent Network Manager

Tellabs® Global Services

CUSTOMER EXAMPLES

Asia Pacific: Bharti Airtel, Globe Telecom, KDDI Corporation, Korea Telecom, Power Grid Corp of India Ltd., PT Aplikanusa

Lintasarta, SMART Communications, Time dotcom Berhad

Europe, Middle East, Africa: Astelit, life :), Telenor, Vodacom South Africa

Latin America, Caribbean: Alestra

North America: Bluegrass Network, LLC, Telecom Transport Management, tw telecom (Services), Verizon

TELLABS ANNUAL REPORT 2009

“Financial institutions have a very high level of mission-critical traffic, and with Tellabs we provide a very high level of mission criticality to those institutions.”

– Shunichi Umino

   Executive Manager of IP Networks, NTT Com

Real-time data

Jim Messer and Kevin Kometer of CME Group, the world’s largest futures and options exchange, conduct real-time business on a fast and reliable network through Tellabs® Business Solutions.

BUSINESS SOLUTIONS

Tellabs offers a comprehensive portfolio of business solutions that enables service providers to deliver what businesses need:

•	Tellabs® Wavelength Services provide advanced optical technology to deliver fast and reliable services, and add on new services almost instantly.

•	Tellabs® Multiservice Edge helps deliver legacy and next-generation services over one converged network that protects legacy revenue streams and delivers new services.

•	Tellabs® Optical Enterprise offers businesses the highest availability, capacity and security, while delivering dramatic savings in capital, space and power requirements.

•	Tellabs® Carrier Ethernet migrates legacy networks to scalable networks with greater speed, reliability and lower costs.

BUSINESS

Reducing the cost of mission-critical services

Business users need easy access to software applications, with high levels of speed, availability, service quality and security. Today, businesses must plan months ahead to assess needs, choose software providers and put telecom infrastructure into place. Fast-forward a few years: virtually any business software application will be accessible instantly, and telecom services will be provisioned faster than ever before.

Cloud computing will deliver software applications from servers through the Internet or private networks. That reduces companies’ needs to maintain their own data centers and software applications.

What will be required to deliver cloud computing is a network with unmatched capacity, availability and security. New capabilities may also be needed, such as “cloud switching,” which will enable users to access multiple applications sequentially without placing undue strain on telecom networks.

Tellabs helps service providers deliver vital services to global businesses today and prepare for the growth opportunity of cloud computing tomorrow. With Tellabs® Business Solutions, a major carrier can now deploy new services quickly to increase its market share.

Innovation means fast, secure and always-on connections

Many Fortune 500 companies rely on Tellabs® Business Solutions, including financial institutions that have millions riding on each millisecond. Our solutions help customers support enterprise services with reliable, cost-effective Carrier Ethernet and Internet Protocol (IP) technologies. We lower the total cost of ownership, with typical capital expense savings ranging from 20% to 70% and operating expense savings ranging from 40% to 80%.

For example, as we provide Tellabs® Optical Enterprise to U.S. federal government agencies, they are realizing dramatic savings. By substituting an optical LAN (local area network) for the traditional active Ethernet LAN, we:

•	Cut capital expense up to 70%.

•	Cut energy consumption up to 80% to support green initiatives.

•	Reduce space requirements up to 90% at the access layer.

PRODUCT PORTFOLIO

Tellabs® 1100/1600 Enterprise GPON Platforms

Tellabs® 1600 Optical Network Terminal Series

Tellabs® 6300 Managed Transport System

Tellabs® 7100 Optical Transport System

Tellabs® 7300 Metro Ethernet Switching Series

Tellabs® 8000 Intelligent Network Manager

Tellabs® 8100 Managed Access System

Tellabs® 8600 Managed Edge System

Tellabs® 8800 Multiservice Router Series

Tellabs® Global Services

CUSTOMER EXAMPLES

Asia	Pacific: Bharat Sanchar Nigam Limited, Globe Telecom, Jupiter Telecommunications Co. Ltd. (Services), Mahanagar Telephone Nigam Limited, NTT Communications Corp., Philippine Long Distance Telephone Company, PT Telekomunikasi Indonesia tbk, Sri Lanka Telecom, Telekom Malaysia Berhad, Telstra Corporation, United Information Highway Co. Ltd.

Europe, Middle East, Africa: Vodacom South Africa

North America: Bresnan Communication (Services), Optimum Lightpath, Verizon

TELLABS ANNUAL REPORT 2009

“Carriers around the world are looking at environmental issues. As the traffic grows, so grow power and cooling requirements, so there’s a basic economic need to buy equipment that reduces size and simultaneously reduces power and electrical usage.”

– Michael Howard

   Co-founder and Principal Analyst, Infonetics

Designing for the environment

Engineers in Shanghai engage in a Design for Environment workshop, under Tellabs’ global program to improve energy-efficiency and reduce waste as our products evolve.

CORPORATE RESPONSIBILITY

Advancing our sustainability

Successful companies make choices that are sustainable. Tellabs conducts its business in ways that respect people and protect the environment. We act with integrity to create long-term value for our customers, investors, employees, suppliers and communities.

Our top priorities for 2010

•

Reduce energy consumption with more efficient products and operations. Our designers hold Design for Environment workshops, under Tellabs’ global program to improve energy-efficiency and reduce waste as our products evolve. To help measure our carbon footprint, Tellabs completes the Carbon Disclosure Project survey. In 2009 we expanded our scope to include 100% of our facilities, which emitted 44,171 metric tons of CO2 . We will continue to report and work towards reducing our CO2 emissions.

•

Work with supply chain to responsibly manage materials and waste. We conducted our first survey of preferred suppliers and found that 98% of them adhere to a code of conduct. These codes set expectations for ethical, environmental and labor practices.

•

Strengthen the communities where we live and work. Tellabs offers to match employee gifts of time and money, up to $2,000 per employee per year. Excluding employee gifts, Tellabs and the Tellabs Foundation contributed $1.4 million in 2009 to worthwhile causes.

•	Proactively communicate our plans and progress. On page 19 of this report, Tellabs reports its progress in each area of corporate responsibility. We also share our plans for 2010.

We remain committed to open, honest communication about our efforts. For more detailed information on corporate responsibility, visit www.tellabs.com or contact us at corporate.responsibility@tellabs.com.

TELLABS ANNUAL REPORT 2009

“Tellabs is a special partner in feeding hungry people, and they genuinely want to help. Employees were generous, enthusiastic, and truly made a difference.”

– H. Dennis Smith

   President & CEO,

   Northern Illinois Food Bank

Benefit ride in Petaluma

As part of our employee giving campaign, Ted Meister and a team of Tellabs cyclists from Petaluma, Calif., rode 100 miles to benefit the local food bank.

Inspired by employees, Tellabs matched their gifts of time and money. Tellabs employees and the company pledged gifts to 400 charities in 2009.

CORPORATE RESPONSIBILITY

Corporate Social Responsibility (CSR) — managing our business for positive economic, social and environmental outcomes

Commitment	2009 Plans		2009 Progress		2010 Plans
Environment Help protect the environment	>	Complete the Carbon Disclosure Project Survey (CDP7), reporting on all locations	✓	Expanded CDP7 response to all locations with full operational control	>	Complete Carbon Disclosure Project Survey 2010
	> >	Initiate work to determine carbon footprint by product Continue testing reliability of lead-free products	✓	Participated in industry efforts to standardize energy-efficiency measurements, which enable accurate carbon footprint calculation	>	Develop a three-year environmental plan, including Key Performance Indicators (KPIs)
			✓	Continued lead-free testing in anticipation of ANSI standards	>	Comply with anticipated ANSI lead-free standard following its release
			«	Completed Design for Environment workshops in all research and development facilities	>	Espoo, Finland, office will begin using hydroelectric power to reduce carbon emissions
Supply Chain Expect excellence throughout our supply chain	>	Reach all suppliers with our code of conduct expectations	✓	Survey revealed that 98% of preferred suppliers adhere to a code of conduct	>	Educate suppliers about conflict minerals and improve substance reporting
	>	Incorporate CSR expectations in supplier contracts	x	Continue commitment to reflect CSR expectations in supplier contracts	>	Incorporate CSR expectations in supplier contracts
Employees Engage and develop talented people	>	Conduct employee engagement survey	✓	Completed engagement survey	>	Develop action plans in response to employee engagement survey
	>	Update employee data privacy policy	✓	Updated employee data privacy policy	>	Publicly release Tellabs data privacy policy
	>	Expand manager effectiveness, health and wellness initiatives globally	✓	Delivered manager effectiveness training, health and wellness programs globally
			«	Formalized and disclosed Global Human Resources policy
			«	Translated code of conduct and other global policies into local languages
Community Give back to the communities where we live and work	>	Distribute $1 million in Tellabs Foundation grants	«	Tellabs Foundation distributed $1.1 million in grants	>	Distribute $1 million in Tellabs Foundation grants
	>	Maintain high participation in employee giving programs	«	Employee giving increased to more than half of employees	>	Maintain high participation in employee giving programs
Ethics & Governance Meet highest standards for ethics and governance	>	Formalize guidance on political and charitable contributions	✓	Released political and charitable contributions policy to employees in 3Q09	>	Conduct ethics and integrity survey
	>	Update anti-corruption policy	✓	Updated anti-corruption policy

> plan ✓ completed plan « exceeded plan x missed plan	TELLABS ANNUAL REPORT 2009

Tellabs Common Stock Market Data

	2009
	High	Low
First Quarter	$4.78	$3.52
Second Quarter	$6.02	$4.45
Third Quarter	$7.70	$4.96
Fourth Quarter	$7.36	$5.36

	2008
	High	Low
First Quarter	$7.21	$5.09
Second Quarter	$6.32	$4.60
Third Quarter	$5.58	$3.67
Fourth Quarter	$4.56	$3.10

Five-Year Cumulative Total Return Comparison

Management’s Discussion and Analysis

Introduction and Overview of Business

Tellabs designs, develops and supports telecommunications networking products. We generate revenue principally through the sale of these products to communications service providers worldwide as both stand-alone network elements and as elements of integrated solutions. We also generate revenue by providing services to our customers. We operate in three business segments: Broadband, Transport and Services.

The Broadband segment includes data, access and managed access product portfolios that facilitate mobile communications, wireline business services and bundled consumer services.

•

Revenue from data products is driven by the need for wireless and wireline carriers to deliver next-generation mobile voice and Internet services and business-oriented voice, video and Internet services.

•	Revenue from access products is primarily driven by the need for wireline carriers to deliver bundled voice, video and Internet services to residential customers.

•	Revenue from managed access products is driven by the need for wireless and wireline carriers to deliver mobile voice and Internet services and business-oriented voice, video and Internet services.

The Transport segment includes optical networking systems, digital cross-connect systems and voice-quality enhancement products. Revenue for these products is driven by the needs of wireless and wireline carriers to deliver mobile services, business-oriented services and residential services.

The Services segment includes deployment, support, training and network design/consulting services. Revenue from deployment, support and training services arises primarily from the sales of products and continues to represent the majority of Services revenue, while network design/consulting services is the fastest growing part of the Services portfolio.

Tellabs operates in a dynamic industry. Customer consolidation, primarily in North America, has reduced overall industry capital spending, which has resulted in increased pricing pressure. In addition, customer spending is pressured and competition is heightened on a global basis by the current economic situation. Some equipment suppliers have consolidated in recent years. Heightened competition by these suppliers has also resulted in increased pricing pressure for Tellabs and some of its direct competitors.

Within this backdrop, we continue to transform the company with new products and services. The company is evolving from a business based primarily on the circuit-switched Time Division Multiplexing (TDM) technology used in our digital cross-connect and managed access products to a business based on the packet-switching and Internet Protocol (IP) technology used in our data and optical networking products. These new products are taking root as service providers transform their networks with next-generation capabilities.

Some of our products carry gross profit margins lower and some carry gross profit margins higher than the corporate average. While we have significantly improved the profitability of these products over time, the mix of products in any given quarter can affect overall profitability.

Management continues to define and implement initiatives to improve overall performance. On February 5, 2009, and July 6, 2009, management initiated restructuring plans to align costs with customer spending and with current market conditions. These restructuring plans primarily implement workforce reductions. However, as a consequence of the Company’s increased focus on growth markets and growth products, we expect to hire people with different skill sets as needed around the world.

On December 1, 2009, we acquired WiChorus, Inc. (WiChorus), a supplier of industry-leading infrastructure products for the mobile Internet. Under the terms of the transaction, we paid $180 million in cash for WiChorus’ capital stock and vested options, and assumed unvested options. Taking into account WiChorus’ $15 million cash balance, the net cash price was approximately $165 million. We believe this transaction will enable us to quickly enter a large and fast growing market with a 3G/4G mobile-network solution that complements our IP mobile backhaul portfolio.

The consolidated balance sheet at January 1, 2010, includes fair values of the assets and liabilities of WiChorus as determined under the accounting rules for purchase acquisitions. The consolidated statement of operations for 2009 includes the operating results of WiChorus from the date of acquisition.

Results of Operations

Net earnings in 2009 were $113.6 million, compared with a net loss of $930.1 million in 2008 when the company recorded a non-cash goodwill impairment charge of $988.3 million. Net earnings in 2007 were $65.0 million.

In 2009, revenue was $1,525.7 million, compared with $1,729.0 million in 2008 and $1,913.4 million in 2007. The decline in total revenue across the three-year period was primarily due to reduced revenue in the Broadband and Transport product segments.

In 2009, gross margin was 43.6%, compared with 38.2% in 2008 and 35.2% in 2007. The 8.4 percentage point improvement in gross margin across the three-year period was primarily due to profitability improvements on access products and increased data product revenue.

Operating expenses in 2009 were $572.3 million, compared with $1,630.1 million in 2008 when operating expenses included the $988.3 million goodwill impairment charge. Operating expenses in 2008 increased by $983.0 million from $647.1 million in 2007 due to the $988.3 million goodwill impairment charge.

TELLABS ANNUAL REPORT 2009

Segment Revenue				2009 vs. 2008	2008 vs. 2007
In millions	2009	2008	2007
Broadband	$785.8	$919.9	$1,018.6	(14.6)%	(9.7)%
Transport	509.6	580.1	672.7	(12.2)%	(13.8)%
Services	230.3	229.0	222.1	0.6%	3.1%

Total revenue	$1,525.7	$1,729.0	$1,913.4	(11.8)%	(9.6)%

Geographic Revenue
In millions	2009	%	2008	%	2007	%
North America	$1,005.3	66%	$1,168.6	68%	$1,413.5	74%
International	520.4	34%	560.4	32%	499.9	26%

Total revenue	$1,527.7	100%	$1,729.0	100%	$1,913.4	100%

Segment Revenue

Revenue from the Broadband segment was $785.8 million in 2009, compared with $919.9 million in 2008 and $1,018.6 million in 2007. Across the three-year period, increased revenue from data products was offset by lower managed access and access revenue.

Revenue from data products, the Tellabs® 8600 managed edge system and the Tellabs 8800® multiservice router series, has increased each year since 2003. Data product revenue was $342.0 million in 2009, compared with $215.1 million in 2008 and $160.5 million in 2007. The 112.9% increase in data revenue across the three-year period was primarily driven by the continuing rollout of our next-generation mobile backhaul and business services solutions in multiple geographic regions. Beginning in the fourth quarter of 2009, we are including the Tellabs® SmartCoreTM 9100 platform with our data products. During the quarter, we began to recognize revenue from this product, which came to us through the December 2009 acquisition of WiChorus.

Access product revenue was $274.4 million in 2009, compared with $414.9 million in 2008 and $566.8 million in 2007. Revenue from the Tellabs® 1000 and 1100 Access platforms decreased across the three-year period. Revenue from the Tellabs® 1600 Optical Network Terminal (ONT) declined in 2009 after increasing in 2008. Overall, revenue from access products has declined, and will likely continue to decline, as several key customers transitioned to alternate network architectures.

Managed access revenue was $169.4 million in 2009, compared with $289.9 million in 2008 and $291.3 million in 2007. Revenue from the Tellabs® 8100 managed access system declined across the three-year period. Revenue for the Tellabs® 6300 SDH transport system declined in 2009 after increasing in 2008. Revenue from both of these products has been affected by economic weakness in Europe and Latin America. In addition, we see our customers migrating from these products to our newer data products.

Revenue from the Transport segment was $509.6 million in 2009, compared with $580.1 million in 2008 and $672.7 million in 2007. Across the three-year period, lower revenue from Tellabs® 5500 system and other digital cross-connect products was partially offset by growth from the Tellabs® 7100 Optical Transport System (OTS). Revenue from Tellabs® 3000 voice-quality enhancement (VQE) solutions, which grew in 2008, declined in 2009.

Services segment revenue increased to $230.3 million in 2009 from $229.0 million in 2008 and $222.1 million in 2007. The revenue increase is primarily due to increased support and network design/consulting services offset by a decline in deployment services revenues across the three-year period. Revenue from training services grew in 2009 after declining in 2008.

Gross Profit and Margin

In millions	2009	2008	2007
Gross profit	$665.8	$660.1	$674.3
Gross margin	43.6%	38.2%	35.2%
Product gross profit	$586.2	$588.0	$605.4
Product margin	45.3%	39.2%	35.8%
Services gross profit	$79.6	$72 .1	$68.9
Services margin	34.6%	31.5%	31.0%

Gross Margin

Overall gross margin increased 8.4 percentage points from 2007 through 2009. Across the three-year period, product gross margins grew by 9.5 percentage points and services gross margins grew by 3.6 percentage points.

Product Gross Margin

The improvement in product gross margin in 2009 from 2008 is the result of profitability improvements on the Tellabs® 1600 ONT and increased revenue from the Tellabs® 8600 and 8800 platforms. The improvement in product gross margin in 2008 from 2007 was primarily driven by profitability improvements on the Tellabs® 1600 ONT and the Tellabs® 7100 OTS and higher levels of revenue from the Tellabs® 8600 and 8800 platforms, offset by lower revenue from the Tellabs® 5500 and 1000 platforms.

Services Gross Margin

The increase in services gross margin across the three-year period is primarily the result of growth in higher margin network design/consulting services and support services revenue, coupled with a decline in lower margin deployment services revenue. In 2008, services gross margin improvement was also offset by investments in our services business outside the United States.

Gross Margin Trend

Gross margin is different for each product and services category and for each product within a category because the actual margin depends on the specific system configurations sold as well as customer and geographic pricing differences. This variability, which tends to affect gross margin on a quarterly basis, is likely to continue.

Operating Expenses

	Expense			Percent of Revenue
In millions	2009	2008	2007	2009	2008	2007
Research and development	$268.7	$305.2	$343.1	17.6%	17.7%	17.9%
Sales and marketing	165.9	170.0	176.6	10.9%	9.8%	9.2%
General and administrative	101.4	101.8	99.1	6.6%	5.9%	5.2%

Subtotal	536.0	577.0	618.8	35.1%	33.4%	32.3%

Intangible asset amortization	24.6	23.9	22.5
Restructuring and other charges	11.7	40.9	5.8
Goodwill impairment	—	988.3	—

Total operating expenses	$572.3	$1,630.1	$647.1

Decreased operating expenses in 2009, compared with 2008, were primarily due to the absence of the $988.3 million goodwill impairment. We also realized savings, primarily in the form of reduced research and development costs, from previously announced cost-reduction programs. Operating expenses in 2008 increased by $983.0 million to $1,630.1 million, compared with 2007, as the $988.3 million goodwill impairment charge and restructuring and other charges of $40.9 million more than offset savings from the previously announced cost-reduction programs. General and administrative expenses in 2008 included increased legal expenses as a result of litigation support.

Intangible Asset Amortization

Intangible asset amortization increased slightly in 2009 from 2008 due to the amortization of developed technology acquired in our acquisition of WiChorus. Intangible asset amortization increased slightly in 2008 from 2007 as we reduced the estimated useful lives of some of our developed technology and customer relationships due to revised sales projections related to access products and customers. In addition, we took a charge of $0.6 million for impaired developed technology related to the Tellabs® 1100 access platform in 2008 due to reduced demand.

Restructuring and Other Charges

Since 2007, we have consistently reduced expenses to align costs with market conditions and lower revenue. In 2009, restructuring and other charges consisted primarily of severance and facility- and asset-related charges. In 2008, restructuring and other charges consisted primarily of severance, facility- and asset-related charges and charges for the consolidation of several facilities. In 2007, we consolidated research and development into fewer locations to better align resources with strategic business objectives.

Goodwill Impairment

In the third quarter of 2008, we performed an interim review on all three operating segments because our market capitalization was less than book value for a sustained period and we continued to face challenging market conditions. As a result of the interim review, we recorded a goodwill impairment charge of $988.3 million, of which $594.2 million related to the Broadband segment and $394.1 million related to the Transport segment, completely eliminating their goodwill balances. The Services segment did not incur an impairment of its goodwill because the fair value of the segment was determined to be greater than the carrying value.

TELLABS ANNUAL REPORT 2009

Segment Profit*

In millions	2009	2008	2007
Broadband	$185.7	$115.7	$39.1
Transport	139.4	178.0	237.5
Services	81.8	75.5	72.2

Total segment profit	$406.9	$369.2	$348.8

*	We define segment profit as gross profit less research and development expenses. Segment profit excludes sales and marketing expenses, general and administrative expenses, the amortization of intangibles, restructuring and other charges, the impact of equity-based compensation (which contains restricted stock and performance stock units granted after June 30, 2006, and stock options), and the goodwill impairment charge.

Broadband segment profit was $185.7 million in 2009, compared with $115.7 million in 2008 and $39.1 million in 2007. The $146.6 million increase in Broadband segment profitability across the three-year-period was driven primarily by margin improvements associated with the Tellabs® 1600 ONT, higher revenue from data products and reduced research and development expenses.

Transport segment profit for 2009 was $139.4 million, compared with $178.0 million in 2008 and $237.5 million in 2007. The decrease in segment profit across the three-year period was primarily due to lower revenue from Tellabs® 5500 system and other digital cross-connect products, which carry gross margins higher than corporate average, partially offset by growth in the Tellabs® 7100 OTS, which carries gross margins below corporate average.

Services segment profit was $81.8 million in 2009, compared with $75.5 million in 2008 and $72.2 million in 2007. Services segment profit increased by $6.3 million in 2009, compared with 2008, due to a decline in lower-margin deployment services revenue. Services segment profit increased $3.3 million in 2008 from 2007 due to increased revenue from higher-margin professional and support services, partially offset by lower-margin deployment services.

Other Income

In millions	2009	2008	2007
Interest income, net	$19.3	$34.8	$50.9
Other income (expense), net	0.4	(17.3)	(7.9)

Total other income	$19.7	$17.5	$43.0

Interest income, net, decreased in 2009 compared with 2008 due to lower yields during 2009, compared with 2008. Other income (expense), net, improved in 2009 from 2008 as a result of gains on sales of investments in marketable securities in 2009 compared with losses in 2008. Other income (expense), net, includes charges to write-down long-term equity investments in partnerships and start-up technology companies. These charges were $0.4 million in 2009, $9.9 million in 2008 and $0.5 million in 2007. In addition, we had charges of $0.8 million in 2008 and $5.2 million in 2007 for other-than-temporary impairments from investments in marketable securities.

Income Taxes

In millions	2009	2008	2007
Income tax benefit (expense)	$0.4	$22.4	$(5.2)
Effective tax rate	0.3%	2.4%	7.4%

Income tax benefit was $0.4 million in 2009, compared with an income tax benefit of $22.4 million in 2008. The income tax benefit decreased due to the absence of tax benefits recorded in 2008 for the resolution of tax audits and for the goodwill impairment. This decrease in tax benefit was offset by tax benefits recorded in 2009 related to accounting for the WiChorus acquisition and a tax refund from the carry back of net operating losses. We recorded an income tax benefit of $22.4 million in 2008, compared with income tax expense of $5.2 million in 2007. The tax benefit reflects a tax provision on income from foreign operations, offset by a partial benefit on the loss from domestic operations, and a $34.8 million tax benefit, which we recorded in the second quarter of 2008, related to the resolution of domestic federal income tax audits for the period 2001 through 2005. The tax benefit on domestic operations was limited due to the valuation allowance established against domestic deferred tax assets. For a more detailed discussion of the valuation allowance established against domestic deferred tax assets, see Footnote 12 – Income Taxes.

Financial Condition, Liquidity and Capital Resources

Our principal source of liquidity remained cash, cash equivalents and marketable securities of $1,104.8 million as of the end of 2009, which decreased by $47.3 million since year-end 2008. The decrease in cash, cash equivalents and marketable securities for the full year 2009 is the result of $164.7 million in net cash used for the acquisition of WiChorus and cash used to repurchase common stock and for normal capital expenditures, offset by cash generated from operating activities. In 2009, we generated $234.4 million of cash from operating activities, compared with $130.8 million in 2008 and $133.4 million in 2007.

In 2009, we repurchased 12.9 million shares of common stock at a cost of $82.9 million. We provide no assurance that we will continue repurchase activity and we may change repurchase activity in the future. We cannot estimate the timing of any such change or the impact on cash, cash equivalents and marketable securities.

The majority of our investments are backed by governments or government agencies. We believe that our investments are highly liquid instruments. We may rebalance the portfolio from time to time, which may affect the duration, credit structure and future income of investments.

On January 25, 2010, the Board of Directors approved a cash dividend of $0.02 per share of outstanding common stock payable on February 26, 2010, to stockholders of record as of the close of business on February 12, 2010. The dividend will yield approximately 1.36% annually based upon the stock price on the declaration date. Any future quarterly dividend payment must be approved by the Board of Directors, therefore, we cannot provide any assurance of future dividend payments.

Based on historical performance and current forecasts, we believe the company’s cash, cash equivalents and marketable securities will satisfy working capital needs, capital expenditures and other liquidity requirements related to existing operations for the next 12 months. Future available sources of working capital, including cash, cash equivalents and marketable securities, cash generated from future operations, short-term or long-term financing, equity offerings or any combination of these sources, should allow us to meet long-term liquidity needs. Current policy is to use cash, cash equivalents and marketable securities to fund business operations, to expand business, potentially through acquisitions, to repurchase common stock or pay a cash dividend.

Contractual Obligations

The following table sets forth an overview of contractual obligations, as of January 1, 2010, that will affect our liquidity and cash flows in future periods:

	Payments Due by Period
In millions	Total	Less than 1 Year	1– 3 Years	3–5 Years	More than 5 Years
Operating lease obligations	$27.1	$8.8	$10.1	$5.6	$1.8
Operating lease obligations related to restructuring activities, net	17.2	5.8	5.9	4.5	1.0
Purchase commitments to contract manufacturers and suppliers	160.8	160.8	—	—	—
Loan related to other marketable securities[1]	252.8	252. 8	—	—	—
Borrowing fees on loan related to other marketable securities[2]	8.4	1.5	3.0	3.0	0. 9

Total contractual obligations	$466.3	$429.7	$19.8	$13.1	$3.7

[1]

Our agreement with the lender of the stock has no defined date when we must repay the loan; however, the loan is callable at the discretion of the lender. Our investment in Cisco stock is maintained at a value equal to or greater than the market value of the loaned securities. See Note 7 for a more complete description of this obligation.

[2]

For purposes of contractual obligations disclosure, we used Cisco’s average share price of $23.74 for the quarter ended January 1, 2010, to determine the hypothetical value of the borrowing fees assuming the loans are settled in 2015.

We use several contract manufacturers and suppliers who provide manufacturing services for our products. During the normal course of business, we enter into agreements with certain contract manufacturers and suppliers that enable them to procure inventory based on criteria defined by us to reduce manufacturing lead times and ensure adequate component supply. Under these agreements, the maximum liability for purchase commitments as of January 1, 2010, was $160.8 million, of which $10.6 million was recorded on the balance sheet.

The borrowing fees on the loan related to other marketable securities that are recorded in the financial statements each period are affected by Cisco’s average share price at the end of each quarter.

As of January 1, 2010, we had unrecognized tax benefits of $34.3 million in long-term income tax liabilities. At this time, we are unable to make a reasonable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

Off-Balance Sheet Arrangements

None.

Critical Accounting Estimates

The methods, estimates and judgments that we use in applying accounting policies can have a significant impact on the results we report in the consolidated financial statements. Some of these estimates require difficult and subjective judgments, often as a result of the need to estimate matters that are inherently uncertain. For the reasons discussed below, we consider critical accounting estimates to be revenue recognition, the allowance for excess and obsolete inventory and excess purchase commitments (collectively E&O), goodwill and indefinite-lived intangible asset valuation, the valuation of amortizable finite-lived intangible assets, the estimate of the warranty liability, reserve requirements for lease obligations on vacated facilities, income taxes and equity-based compensation.

TELLABS ANNUAL REPORT 2009

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

We believe the accounting estimate related to E&O is a critical accounting estimate because it requires us to make assumptions about sales volumes and product mix, which can be highly uncertain. Changes in these estimates can have a material effect on our financial statements.

Goodwill

Goodwill impairment is reviewed annually and when impairment indicators exist by comparing the segment’s net book value to fair value. If the segment’s fair value is greater than its net book value, then further impairment tests are not deemed necessary. If the segment’s fair value is less than its net book value, then further tests are performed to determine the segment’s implied fair value of goodwill. The implied fair value is then compared against the book value of goodwill to determine the level of impairment.

The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions. The discounted cash flow method requires us to use estimates and judgments about the future cash flows of the operating segments. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage the underlying operating segments, there is significant judgment in determining the cash flows attributable to these operating segments. The market approach is based on a comparison of the Company to comparable publicly traded firms in similar lines of business. This method requires us to use estimates and judgments when determining comparable companies. We assess such factors as size, growth, profitability, risk and return on investment.

We believe the accounting estimate related to the valuation of goodwill is a critical accounting estimate because it requires us to make assumptions that are highly uncertain about the future cash flows of our segments. The recognition of an impairment could be material to our financial statements.

Intangible Assets

We categorize intangible assets as finite-lived and indefinite-lived. Finite-lived intangible assets consist primarily of purchased technology, which arose primarily from acquisitions of businesses in 2009, 2004 and 2003. Indefinite-lived intangible assets consist primarily of in-process research and development (IPR&D), which arose from the acquisition of WiChorus in the fourth quarter of 2009.

We evaluate the carrying value of finite-lived intangible assets for impairment whenever indicators of impairment exist. Accounting standards require that if the sum of the future cash flows expected to result from a long-term asset is less than the reported value of the asset, a further review is performed to determine the asset’s fair value. If an asset’s calculated fair value is less than its net book value, an impairment charge must be recognized in the financial statements. The amount of impairment is calculated by subtracting the fair value of the asset from the reported carrying value of the asset.

We evaluate the carrying value of indefinite-lived intangible assets annually and when impairment indicators exist by comparing the asset’s net book value to its fair value. If the asset’s fair value is less than its net book value, then further tests are performed to determine the asset’s implied fair value. The implied fair value is then compared with the asset’s net book value to determine the level of impairment.

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

We believe that the accounting estimate related to warranty costs is a critical accounting estimate because it requires us to make assumptions about matters that are highly uncertain, including: future rates of product failure; repair costs, including availability of materials; shipping and handling; and de-installation and re-installation costs at customers’ sites, among others. Consequently, the changes in warranty reserves could be material to our financial statements.

Restructuring Reserves – Leases

Restructuring reserves consist of amounts we owe on leases for facilities we vacated, reduced by an estimate of sublease rental income. We determined the amount of the reserve for each facility by estimating the amount of time it will be vacant before it is sublet and the terms of the sublease agreement compared with our obligation, then reducing the reserve by an estimate of potential sublease income. We examine real estate market conditions in each location where we have a vacated facility.

We believe the accounting estimate of restructuring lease obligations is a critical accounting estimate because it requires us to make assumptions about real estate rental markets and conditions that are highly uncertain, and changes in our estimates could have a material impact on our financial statements.

Income Taxes

We conduct business and file income tax returns in numerous tax jurisdictions around the world. This requires us to interpret tax laws that are often vague and uncertain, and to make judgments about the application of those laws when we prepare tax returns. When we calculate income tax expense and the related tax liabilities and assets for the consolidated financial statements, we use estimates of the amount of income, deductions and credits that we believe are allowable under local tax laws and that should be allowed by tax authorities if the tax returns are audited. However, tax authorities may disagree on the amounts of income, deductions and credits that are allowed to be included in those tax returns. This could result in paying additional taxes or receiving a refund of previously paid taxes.

Because we are a large multi-national corporation, the United States Internal Revenue Service (IRS) generally audits each of our federal income tax returns. During 2008, we reached a settlement with the IRS in connection with their examination of all tax years prior to 2006. During the fourth quarter of 2009, the IRS began its audit of our 2007 and 2008 tax periods. Of our other major jurisdictions, we are currently under audit by the State of California for the 2004 through 2006 tax periods. Although we have accrued tax and related interest for potential adjustments to tax liabilities for prior years, we cannot provide assurance that a material adjustment to our financial statements, either positive or negative, will not result when the audits are concluded.

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

We believe that the cumulative loss incurred by the Company in the 2007 through 2009 period, represents sufficient negative evidence to determine that the establishment of a valuation allowance against domestic

TELLABS ANNUAL REPORT 2009

deferred tax assets is appropriate. Until an appropriate level of profitability is attained, we expect to maintain a valuation allowance on net deferred tax assets related to future U.S. and certain non-U.S. tax benefits.

Equity-Based Compensation

We account for equity-based compensation in accordance with the Financial Accounting Standards Board (FASB) authoritative guidance related to accounting for share-based payments. Under the fair value recognition provisions of this guidance, we measure equity-based compensation cost, at the grant date, based on the value of the award, which is recognized as expense over the vesting period. Determining the fair value of equity-based awards at the grant date requires several assumptions, and a change in these assumptions could materially impact equity-based compensation expense and results of operations. These assumptions include our stock’s expected volatility, the risk-free interest rate, expected option term and expected dividend yield. In addition, we estimate the amount of equity-based awards that are expected to be forfeited.

Strategy and Outlook

Tellabs operates in a challenging, exciting industry.

In the wireline sector, telecom service providers face significant competitive threats to their most profitable residential services from cable TV providers in North America and globally from the substitution of mobile services. In an effort to counter line loss and declining voice revenues, in recent years carriers have undertaken ambitious and expensive programs to transform their wireline access networks with fiber-optic technology to deliver a bundle of voice, data and video services that is competitive with or superior to that offered by competitors. After several years of aggressive spending, carriers in North America have signalled that they are moderating investment in their wireline access networks.

On the business side, wireline carriers and cable TV service providers have also introduced next-generation data technology to deliver new business-oriented voice, video and data/Internet services to their corporate customers.

Over the past few years, wireless carriers, also under competitive pressure, have aggressively invested in network infrastructure to deliver new third-generation (3G) data-oriented services. As consumers embrace smart-phones and new bandwidth-hungry mobile Internet applications, Tier 1 carriers need to expand the capacity of these networks to keep up with increasing mobile Internet traffic. Looking ahead, carriers are evaluating fourth-generation (4G) network equipment for potential deployment in 2011 and beyond.

Many carriers in North America have consolidated in recent years to achieve the advantages of scale needed to sustain such major network build outs. The remaining large carriers have gained increased pricing power over equipment suppliers such as Tellabs. This consolidation has had an adverse effect on overall capital spending by carriers.

Some equipment suppliers have consolidated in recent years to achieve the scale advantages needed to better address their consolidated customer base. Heightened competition by these suppliers has resulted in increased pricing pressure for Tellabs and some of its direct competitors.

Moreover, in international markets the presence of Asian equipment suppliers challenges our short-term ability to grow profitably. Asian equipment suppliers have significantly lower cost structures than companies such as Tellabs, particularly for research and development.

We are presented with a challenging economic environment amidst the continuing global financial recession. Expectations for capital spending levels by our customers in 2010 vary , and generally speaking, we expect overall global capital spending to increase slightly this year, as carriers continue to shift investment from delivering residential wireline services to expanding mobile network capacity.

We cannot predict how macroeconomic issues will continue to affect capital spending by our customers in 2010. While the economic environment may be challenging, we believe we are invested in the right solutions for growing markets.

Over the past few years, Tellabs has shifted its product offerings to address the strategic needs of both wireline and wireless carriers. Building on a base of successful established products, we have deployed the fiber-access and ROADM technologies needed for the delivery of combined voice, data and video services to residential customers. In addition, our ROADM products address the need to deliver next-generation voice, data and video services to corporate users. Our data products address the changing nature of wireless services and enterprise computing on a global basis. In late 2009, we expanded our data portfolio through the acquisition of WiChorus, which gives us a leadership position in the growing market for Internet-based mobile core networks.

The Company operates using a three-part strategy. Under this strategy we are:

•

Focusing our development activities on the fastest growing parts of our product and service portfolio: our Carrier Ethernet and Packet Core products, our Packet Optical products and our Network Design/Consulting Services offerings.

•	Innovating in growth markets where we have incumbent positions and our fastest growing products are gaining traction: Mobile, Optical and Business.

•	Pursuing flawless execution as we work to improve quality, reduce costs and meet commitments.

We expect that executing this strategy of directing resources to create innovative products and services that help customers succeed will further improve our financial performance.

Since 2005, we have actively returned capital to stockholders through stock buybacks. In 2010, we announced that the Company would pay its first cash dividend to stockholders. Given new product traction and our ability to generate positive cash flow, we have resources in place to fund both organic and inorganic growth, buy back shares and provide a dividend to stockholders.

Forward-Looking Statements

Except for historical information, the matters discussed or incorporated by reference into this report, including the Management’s Discussion and Analysis, may include forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates and assumptions, based on current and available information at the time the document was prepared. These forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives and expectations. The words “anticipate,” “believe,” “estimate,” “target,” “expect,” “predict,” “plan,” “possible,” “project,” “intend,” “likely,” “will, ” “should,” “could,” “may,” “foreseeable,” “would” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause our actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Important factors that could cause our actual results to differ materially from those in forward-looking statements include, but are not limited to: overall negative economic conditions generally and disruptions in credit and capital markets, including specific impacts of these conditions on the telecommunications industry; financial condition of telecommunications service providers, equipment vendors and contract manufacturers, including the impact of any bankruptcies; the impact of customer and vendor consolidation; integration of a new business; successful expansion into adjacent markets with new and existing products and platforms; new product acceptance; product demand and industry capacity; competitive products and pricing; competitive pressures from new entrants to the telecommunications industry; initiatives to improve profitability that may have financial consequences, including further restructuring charges and the ability to realize anticipated savings under such cost-reduction initiatives; exiting businesses and product areas; impairment charges and other cost cutting initiatives and related charges and costs; manufacturing efficiencies; research and new product development; protection of and access to intellectual property, patents and technology; ability to attract and retain highly qualified personnel; availability of components and critical manufacturing equipment and capacity; foreign economic conditions, including currency rate fluctuations; the regulatory and trade environment; the impact of new or revised accounting rules or interpretations, including revenue recognition requirements; availability and terms of future acquisitions; divestitures and investments; uncertainties relating to synergies; charges and expenses associated with business combinations and other transactions; and other risks and future factors that may be detailed from time to time in the Company’s filings with the SEC. For a further description of such risks and future factors, see Item 1A of our most recently filed Form 10-K. Our actual future results could differ materially from those predicted in such forward-looking statements. In light of the foregoing risks, uncertainties and other factors, investors are advised not to rely on these forward-looking statements when making investment decisions. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the operations, performance, development and results of our business. We undertake no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time. The foregoing discussion should be read in conjunction with the risk factors, financial statements and related notes and Management’s Discussion and Analysis in this 2009 Annual Report.

TELLABS ANNUAL REPORT 2009

Management’s Report on Internal Control over Financial Reporting

The management of Tellabs, Inc., and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of January 1, 2010, as required by Rule 13a-15(c) of the Securities Exchange Act of 1934, as amended. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, our management concluded that internal control over financial reporting was effective as of January 1, 2010. The effectiveness of internal control over financial reporting as of January 1, 2010, has been audited by Ernst & Young, LLP, an independent registered certified public accounting firm, as stated in their attestation report, which is included herein.

Robert W. Pullen
President and Chief Executive Officer

Timothy J. Wiggins
Executive Vice President and Chief Financial Officer

March 1, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tellabs, Inc. We have audited the accompanying consolidated balance sheets of Tellabs, Inc. and subsidiaries (the “Company”) as of January 1, 2010 and January 2, 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended January 1, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at January 1, 2010, and January 2, 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 1, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of January 1, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010, expressed an unqualified opinion thereon.

Ernst & Young LLP
Chicago, Illinois

March 1, 2010

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Tellabs, Inc.

We have audited Tellabs, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of January 1, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of January 1, 2010, and January 2, 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended January 1, 2010, and our report dated March 1, 2010, expressed an unqualified opinion thereon.

Ernst & Young LLP
Chicago, Illinois

March 1, 2010

TELLABS ANNUAL REPORT 2009

Consolidated Statements of Operations

In millions, except per-share data	Year Ended 1/1/10	Year Ended 1/2/09	Year Ended 12/28/07
Revenue
Products	$1,295.4	$1,500.0	$1,691.3
Services	230.3	229.0	222.1

Total revenue	1,525.7	1,729.0	1,913.4
Cost of Revenue
Products	709.2	912.0	1,085.9
Services	150.7	156.9	153.2

Total cost of revenue	859.9	1,068.9	1,239.1

Gross Profit	665.8	660.1	674.3

Operating Expenses
Research and development	268.7	305.2	343.1
Sales and marketing	165.9	170.0	176.6
General and administrative	101.4	101.8	99.1
Intangible asset amortization	24.6	23.9	22.5
Restructuring and other charges	11.7	40.9	5.8
Goodwill impairment	—	988.3	—

Total operating expenses	572.3	1,630.1	647.1

Operating Earnings (Loss)	93.5	(970.0)	27.2

Other Income
Interest income, net	19.3	34.8	50.9
Other income (expense), net	0.4	(17.3)	(7.9)

Total other income	19.7	17.5	43.0

Earnings (Loss) Before Income Tax	113.2	(952.5)	70.2
Income tax benefit (expense)	0.4	22.4	(5.2)

Net Earnings (Loss)	$113.6	$(930.1)	$65.0

Net Earnings (Loss) Per Share
Basic	$0.29	$(2.32)	$0.15
Diluted	$0.29	$(2.32)	$0.15

Weighted Average Shares Outstanding
Basic	392.5	400.1	436.6
Diluted	394.2	400.1	441.1

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

In millions, except share data	1/1/10	1/2/09
ASSETS
Current Assets
Cash and cash equivalents	$154.0	$376.1
Investments in marketable securities	950.8	776.0

Total cash, cash equivalents and marketable securities	1,104.8	1,152.1
Other marketable securities	252.8	179.1
Accounts receivable, net of allowances of $1.4 and $1.4	334.2	332.7
Inventories
Raw materials	24.0	34.2
Work in process	3.8	13.9
Finished goods	99.9	128.8

Total inventories	127.7	176.9
Income taxes	24.2	38.7
Miscellaneous receivables and other current assets	54.4	56.3

Total Current Assets	1,898.1	1,935.8

Property, Plant and Equipment
Land	21.2	21.1
Buildings and improvements	199.6	201.6
Equipment	415.9	420.0

Total property, plant and equipment	636.7	642.7
Accumulated depreciation	(366.1)	(364.4)

Property, plant and equipment, net	270.6	278.3
Goodwill	207.2	122.4
Intangible Assets, Net of Amortization	123.2	44.2
Other Assets	123.7	130.5

Total Assets	$2,622.8	$2,511.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$71.5	$84.1
Accrued compensation	82.0	60.7
Restructuring and other charges	9.8	17.7
Income taxes	80.8	92.0
Loan related to other marketable securities	252.8	179.1
Deferred revenue	31.3	34.6
Other accrued liabilities	81.2	91.4

Total Current Liabilities	609.4	559.6

Long-Term Restructuring Liabilities	7.2	13.3
Income Taxes	41.9	43.7
Other Long-Term Liabilities	49.4	48.1

Stockholders’ Equity
Preferred stock: authorized 5,000,000 shares of $0.01 par value; no shares issued and outstanding	—	—
Common stock: authorized 1,000,000,000 shares of $0.01 par value; 497,734,034 and 495,757,314 shares issued	5.0	5.0
Additional paid-in capital	1,511.2	1,485.9
Treasury stock, at cost: 113,457,637 and 100,088,341 shares	(1,037.9)	(952.4)
Retained earnings	1,296.8	1,183.2
Accumulated other comprehensive income	139.8	124.8

Total Stockholders’ Equity	1,914.9	1,846.5

Total Liabilities and Stockholders’ Equity	$2,622.8	$2,511.2

The accompanying notes are an integral part of these statements.

TELLABS ANNUAL REPORT 2009

Consolidated Statements of Stockholders’ Equity

In millions	Shares	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Balance, December 29, 2006	439.1	$4.9	$1,395.3	$(598.7)	$2,042.0	$94.8	$2,938.3

Net earnings					65.0		65.0
Reclassification adjustment for net gain included in net earnings, net of tax of $1.7	—	—	—	—	—	(2.5)	(2.5)
Unrealized net gain on available-for-sale securities, net of tax of $(1.8)	—	—	—	—	—	3.0	3.0
Unrealized net loss on cash flow hedges, net of tax of $0.2	—	—	—	—	—	(0.2)	(0.2)
Foreign currency translation adjustment	—	—	—	—	—	34.9	34.9
Unrealized net gain on retiree medical plan, net of tax of $(1.3)	—	—	—	—	—	2.3	2.3

Comprehensive Income							102.5

Stock issued for employee stock programs	4.9	—	—	—	—	—	—
Restricted stock award activity	—	—	10.2	—	—	—	10.2
Stock option activity	—	—	50.4	—	—	—	50.4
Stock purchase plan activity	—	—	3.9	—	—	—	3.9
Performance stock units	—	—	(0.3)	—	—	—	(0.3)
Purchase of treasury stock	(25.3)	—	—	(198.0)	—	—	(198.0)
Provision of FIN 48, adjustment to beginning retained earnings	—	—	—	—	6.3	—	6.3

Balance, December 28, 2007	418.7	$4.9	$1,459.5	$(796.7)	$2,113.3	$132.3	$2,913.3

Net loss					(930.1)		(930.1)
Reclassification adjustment for net gain included in net earnings, net of tax of $1.5	—	—	—	—	—	(2.2)	(2.2)
Unrealized net gain on available-for-sale securities, net of tax of $(2.5)	—	—	—	—	—	2.9	2.9
Unrealized net gain on cash flow hedges, net of tax of $(2.0)	—	—	—	—	—	2.9	2.9
Unrealized net gain on net investment hedges, net of tax of $0.0	—	—	—	—	—	10.3	10.3
Foreign currency translation adjustment	—	—	—	—	—	(23.0)	(23.0)
Unrecognized prior service cost, net of tax of $0.0	—	—	—	—	—	0.2	0.2
Unrealized net gain on retiree medical plan, net of tax of $0.0	—	—	—	—	—	1.4	1.4

Comprehensive Loss							(937.6)

Stock issued for employee stock programs	1.9	0.1	—	—	—	—	0.1
Restricted stock award activity	—	—	15.3	—	—	—	15.3
Stock option activity	—	—	11.0	—	—	—	11.0
Performance stock units	—	—	0.1	—	—	—	0.1
Purchase of treasury stock	(24.9)	—	—	(155.7)	—	—	(155.7)

Balance, January 2, 2009	395.7	$5.0	$1,485.9	$(952.4)	$1,183.2	$124.8	$1,846.5

Net earnings					113.6		113.6
Reclassification adjustment for net gain included in net earnings, net of tax of $1.5	—	—	—	—	—	(3.8)	(3.8)
Unrealized net gain on available-for-sale securities, net of tax of $(1.1)	—	—	—	—	—	4.2	4.2
Unrealized net loss on cash flow hedges, net of tax of $1.1	—	—	—	—	—	(2.9)	(2.9)
Unrealized net gain on net investment hedges	—	—	—	—	—	2.9	2.9
Foreign currency translation adjustment	—	—	—	—	—	14.5	14.5
Unrecognized prior service cost, net of tax of $0.0	—	—	—	—	—	0.1	0.1

Comprehensive Income							128.6

Stock issued for employee stock programs	2.0	—	—	—	—	—	—
Restricted stock award activity	—	—	12.5	—	—	—	12.5
Stock option activity	—	—	8.1	—	—	—	8.1
Performance stock units	—	—	2.7	—	—	—	2.7
Fair value of stock options exchanged in acquisition	—	—	2.0	—	—	—	2.0
Purchase of treasury stock	(13.4)	—	—	(85.5)	—	—	(85.5)

Balance, January 1, 2010	384.3	$5.0	$1,511.2	$(1,037.9)	$1,296.8	$139.8	$1,914.9

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

In millions	Year Ended 1/1/10	Year Ended 1/2/09	Year Ended 12/28/07
Operating Activities
Net earnings (loss)	$113.6	$(930.1)	$65.0
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	75.3	84.5	90.7
Loss on disposal of property, plant and equipment	0.8	1.7	2.0
Goodwill impairment	—	988.3	—
Equity-based compensation	20.7	26.4	32.1
Deferred income taxes	(9.2)	(34.6)	(2.7)
Excess tax benefits from equity-based compensation	(0.3)	(0.1)	(2.1)
Restructuring and other charges	11.7	40.9	5.8
Other-than-temporary impairment charges on investments	0.4	10.7	5.7
Net changes in assets and liabilities, net of effects from acquisition:
Accounts receivable	8.8	16.2	68.4
Inventories	56.4	(15.0)	3.7
Miscellaneous receivables and other current assets	9.4	(18.5)	2.5
Other assets	0.1	13.4	14.9
Accounts payable	(21.4)	1.3	(40.0)
Restructuring and other charges	(21.1)	(25.1)	(10.7)
Deferred revenue	(3.7)	4.6	(25.4)
Other accrued liabilities	2.8	(13.0)	(32.2)
Income taxes	(10.9)	(11.5)	(29.3)
Other long-term liabilities	1.0	(9.3)	(15.0)

Net Cash Provided by Operating Activities	234.4	130.8	133.4

Investing Activities
Capital expenditures	(45.9)	(50.1)	(57.7)
Proceeds on disposals of property, plant and equipment	1.0	0.3	0.1
Payments for purchases of investments	(1,112.2)	(1,661.7)	(1,240.4)
Proceeds from sales and maturities of investments	941.5	1,896.9	1,380.9
Payments for acquisition, net of cash acquired	(164.7)	—	—

Net Cash (Used for) Provided by Investing Activities	(380.3)	185.4	82.9

Financing Activities
Proceeds from issuance of common stock under stock plans	1.7	0.8	31.4
Repurchase of common stock	(85.5)	(155.7)	(198.0)
Excess tax benefits from equity-based compensation	0.3	0.1	2.1

Net Cash Used for Financing Activities	(83.5)	(154.8)	(164.5)

Effect of Exchange Rate Changes on Cash	7.3	1.7	7.6
Net (Decrease) Increase in Cash and Cash Equivalents	(222.1)	163.1	59.4
Cash and Cash Equivalents at Beginning of Year	376.1	213.0	153.6

Cash and Cash Equivalents at End of Year	$154.0	$376.1	$213.0

Other Information
Interest paid	$1.5	$2.0	$3.0
Income taxes paid	$12.7	$35.7	$35.0

The accompanying notes are an integral part of these statements.

TELLABS ANNUAL REPORT 2009

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business

We design and market equipment to telecommunications service providers worldwide. Our products and services provide solutions to deliver wireline and wireless voice, data and video services for businesses and consumers. We also provide deployment and network design/consulting services that support our products.

Principles of Consolidation

Our consolidated financial statements include the accounts of Tellabs and our subsidiaries. We eliminate all intercompany accounts and transactions.

Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year’s presentation.

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

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, marketable securities and derivatives. The carrying value of the cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value because of their short-term nature. We determine the fair value of marketable securities and derivatives based on observable inputs such as quoted prices in active markets, or other than quoted prices in active markets, that are observable either directly or indirectly. See discussion in Notes 7 and 8 regarding investments and derivatives, respectively.

Accounts Receivable Allowances

We base the reserve for allowances on an assessment of aged receivables and the collectibility of customers’ accounts. We regularly review the allowance by considering factors such as customer financial strength, the age of accounts receivable balances, current economic conditions that may affect a customer’s ability to pay and historical experience. As specific balances are determined to be ultimately uncollectible, they are removed from the accounts receivable aging.

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

We outsource the manufacturing of products to third-party suppliers. Although a limited number of suppliers are used to manufacture our products, we believe other suppliers could provide similar products on comparable terms. An inability of a supplier to provide product could cause a near-term reduction of revenue, which would affect operating results adversely.

Property, Plant and Equipment

We record property, plant and equipment at cost or fair value if acquired in a business combination, less accumulated depreciation and amortization. We compute depreciation using both the declining-balance and straight-line methods. Buildings are depreciated over 25 to 40 years; building improvements over 7 years; leasehold improvements over the lesser of the life of the lease or the useful life of the asset, currently 3 to 15 years; and equipment over 3 to 10 years. We evaluate property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

Equity-Based Compensation

We recognize compensation expense for employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards over the requisite service period for the respective award.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the consolidated financial statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities as well as tax credit and operating loss carryforwards using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Goodwill

Goodwill impairment is reviewed annually and when impairment indicators exist. Goodwill impairment reviews are conducted in two steps, the first of which is by comparing the segment’s net book value to fair value. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions. We calculate the fair value of the segment using a blended analysis of the discounted cash flow method and the market approach of valuation. The discounted cash flow method requires us to use estimates and judgments about the future cash flows of the segment. The assumptions used in our cash flow forecasts are consistent with plans and estimates we use to manage the underlying segment. The market approach requires us to make judgments to determine comparable publicly-traded companies. See the discussion in Note 5 regarding goodwill.

Intangible Assets

Intangible assets with a finite life are made up primarily of purchased technology and customer relationships from acquisitions. These assets are amortized over their estimated useful lives and reviewed for impairment when indicators of impairment exist, such as loss of customer relationships, customer nonacceptance of products and underlying technology, and reduced product margins indicating declining operating performance or cash flows. The estimated useful lives of these assets are evaluated to determine if a change in an estimate is required. The remaining carrying value of the asset is amortized prospectively over the remaining adjusted useful life of the asset. The review for potential impairment and change in estimated useful lives requires us to use estimates and judgments of future cash flows, consistent with plans and estimates we use to manage related product cash flows.

Intangible assets with an indefinite life are made up of in-process research and development (IPR&D). IPR&D is reviewed annually for impairment or when indicators of impairment exist by comparing the asset’s book value with its fair value. The process of evaluating the potential impairment of IPR&D is subjective because it requires the use of estimates and assumptions related to our cash flow projections and market acceptance.

Revenue Recognition

Determining the proper revenue recognition in our financial statements requires us to make judgments about the application of the accounting rules based on the facts and circumstances of each customer arrangement.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price or fee is fixed or determinable, and collectibility is reasonably assured.

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

Collectibility is assessed based on the credit worthiness of the customer as determined by credit checks and the customer’s payment history to the Company. If collectibility is not considered probable, revenues is not recognized until the fee is collected.

The majority of revenue comes from product sales. We generally recognize revenue either upon shipment or upon delivery to the customer, depending on the contractual delivery terms.

Some customer agreements contain acceptance clauses that grant the customer the right to return or exchange products that do not conform to specifications. If we do not have sufficient historical evidence of customer acceptance, we recognize revenue when the conditions of acceptance have been met or the acceptance provisions lapse. When we have sufficient historical evidence that products meet the specifications, we recognize revenue upon shipment or delivery.

Some customer agreements grant the right to return or exchange product based on subjective criteria. We accrue for returns based on historical evidence of rates of return. We recognize revenue, net of potential returns, upon shipment or upon delivery of the product to the customer.

Some customer arrangements are in the form of distribution agreements, with contractual rights of return, promotional rebates, and other incentives and credits. We recognize revenue net of estimated returns and rebates, which are calculated based on contractual provisions and historical evidence of returns activity.

We also recognize revenue from deployment services, support agreements, training and network design/consulting services. Deployment services revenue results from installation of products at customer sites. Installation services, which generally occur over a short time period, are not services required for the functionality of products, as customers may purchase installation services from us, install products themselves, or hire third parties to perform the installation. We recognize revenue for deployment services upon completion. We recognize revenue from support agreements ratably over the service period. We recognize training and other network design/consulting services revenue upon completion.

Some customer arrangements include multiple deliverables, such as product sales that include services to be performed after delivery of the product. Generally, we account for a deliverable (or a group of deliverables) separately if (1) the delivered item(s) has stand-alone value to the customer, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) included in the arrangement, and (3) if we have given the customer a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) or service(s) is probable and substantially in our control.

We generally determine if objective and reliable evidence of fair value for the items included in a multiple-element arrangement exists based on whether we have

TELLABS ANNUAL REPORT 2009

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

When an arrangement includes software that is more than incidental or the arrangement includes non-software elements for which software is essential to the functionality of the element, all elements of the arrangement are accounted for using software revenue recognition guidance.

Many customer arrangements include the right to invoice the customer for costs of shipping product to the customer’s location. In these cases, we record the amount included on the customer’s invoice for shipping costs as revenue. The cost of shipping products to customers is recorded as cost of revenue.

Accounting guidance allows revenue to be presented either gross or net of sales-related taxes. We record revenue net of any sales-related taxes that are billed to customers. We believe this approach results in financial statements that are more easily understood by investors.

Net Earnings Per Share

We base net earnings per share on the weighted average number of issued and outstanding common shares (basic) and the weighted average issued and outstanding common shares adjusted for assumed exercises of dilutive stock options, unvested restricted stock, shares under the employee stock purchase plan and unvested performance stock units (diluted). We base net earnings per share in periods of a net loss solely on basic weighted average number of common shares.

Foreign Currency Translation

We generally measure the financial statements of foreign subsidiaries using the local currency as the functional currency. In such cases, we translate assets and liabilities at exchange rates in effect at the balance sheet date, and we translate revenue and expenses at weighted average exchange rates during the year. We record the gain or loss from translating a subsidiary’s stockholders’ equity into U.S. dollars as foreign currency translation adjustments in Accumulated other comprehensive income.

Foreign Currency Transactions

We recognize foreign currency transaction gains and losses resulting from changes in exchange rates in Other income (expense), net.

Subsequent Events

Subsequent events that occurred after January 1, 2010, and before these financial statements were filed with the Securities and Exchange Commission on March 1, 2010, were considered in the preparation of these financial statements. Subsequent events occurred on January 25, 2010; see Note 19.

2. New Accounting Pronouncements

In October 2009, the FASB issued new authoritative guidance on accounting for revenue arrangements with multiple deliverables. This new standard provides principle and application guidance on whether multiple deliverables exist and how the arrangement should be separated. It also requires an entity to allocate revenue using estimated selling prices of deliverables in the absence of vendor-specific objective evidence or third party evidence of selling price to all deliverables using the relative selling price method. This standard is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, on a prospective basis, with earlier application permitted. We will early adopt this standard in fiscal year 2010 for all revenue arrangements entered into or materially modified after January 1, 2010. The new standard will not have an impact on our financial statements upon adoption since it impacts arrangements entered into after the start of fiscal year 2010.

In October 2009, the FASB issued new authoritative guidance on accounting for certain revenue arrangements that include software elements. This standard clarifies that tangible products containing software components and non-software components that function together to deliver the product’s essential functionality are not within the scope of software revenue recognition guidance. This standard is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, on a prospective basis, with earlier application permitted. We will early adopt this standard in fiscal year 2010 for all revenue arrangements entered into or materially modified after January 1, 2010. The new standard will not have an impact on our financial statements upon adoption since it impacts arrangements entered into after the start of fiscal year 2010.

In April 2009, the FASB issued authoritative guidance that principally requires publicly traded companies to provide disclosures about the fair value of financial instruments on a quarterly basis (rather than just annually). The required disclosures can be found in Notes 6 and 7 regarding fair value measurements and investments disclosures.

On January 3, 2009, we adopted the FASB’s authoritative accounting guidance regarding disclosure requirements for derivative instruments and hedging activities. This new standard is designed to improve the transparency of an entity’s financial reporting by requiring enhanced disclosures about an entity’s derivative and hedging activities. See the discussion in Note 8 regarding derivative financial instruments disclosures.

On January 3, 2009, we adopted the FASB’s revised authoritative guidance for business combinations. This revised standard establishes principles and requirements for an acquirer that are designed to improve the relevance, representational faithfulness and comparability of information provided by a reporting entity in its financial reports about business combinations and their effects. Upon adoption, the revised standard did not have an impact on our financial statements.

3. Restructuring and Other Charges

Since 2007, we have consistently reduced expenses to align costs with market conditions and lower revenue.

On July 6, 2009, management initiated a restructuring plan as we align costs with customer spending and current market conditions. The cost and cash payments under this plan are expected to be between $5 million and $6 million primarily for workforce reductions of approximately 150 employees. We recorded $5.4 million for severance accruals relating to this plan in 2009. Restructuring actions under this plan are expected to be completed by the end of the second quarter of 2010.

On February 5, 2009, management initiated a restructuring plan as we align costs with customer spending and current market conditions. The cost and cash payments under this plan were $1.7 million for workforce reductions of 49 employees. We recorded $1.7 million for severance related activities relating to this plan in 2009. Restructuring actions under this plan were completed in the third quarter of 2009.

During the fourth quarter of 2008, management initiated a plan that resizes Tellabs business to reflect market conditions. Restructuring actions under this plan include reducing future investment in access products and freeing up resources to focus on data and transport products. The pretax restructuring charges for this plan were $22.2 million, which includes $9.9 million in severance charges for workforce reductions and $12.3 million for facility- and asset-related charges. In 2009, we recorded $4.9 million for this plan, of which $5.3 million was for facility- and asset-related charges and a reduction of $0.4 million was for severance. Cash payments under this plan were $15.5 million. Restructuring actions under this plan were completed in the third quarter of 2009.

During the second quarter of 2008, management initiated a plan to consolidate several facilities as a result of the discontinuation of the Tellabs® 8865 optical line terminal. The facility consolidations were also impacted by the headcount reductions that were announced in September 2007 and January 2008. We incurred $12.4 million for this plan, of which $12.3 million was for facility reductions and fixed asset write-downs and $0.1 million was for other obligations. During 2009, facility lease assumptions changed, resulting in a net expense of $0.1 million. Cash payments under this plan are expected to be $7 million. Actions under this plan were completed in the third quarter of 2008.

During the first quarter of 2008, management committed to a plan to improve gross profit margins and reduce operating expenses. The pretax restructuring charges for this plan were $11.5 million, which includes $6.8 million in severance charges for workforce reductions and $4.7 million in facility- and asset-related charges. We incurred a credit of $0.1 million for severance in 2009. Total cash payments under this plan were $10 million, of which $7 million were severance related and $3 million facility related. Actions under this plan were completed in the first quarter of 2009.

During the third quarter of 2007, management initiated a plan to better align resources with strategic business objectives. The primary activity was a reduction of headcount in both the Broadband and Transport segments. By the end of 2007, we reduced headcount by 126 and recorded $5.5 million, primarily in cash severance expense related to those reductions. We completed the objectives of this plan in the fourth quarter of 2007.

A reduction of $0.3 million to prior restructuring plans in 2009 consists of a credit for facility-related charges. A reduction of $0.3 million to prior restructuring plans in 2008 primarily consists of a reduction in severance. An additional charge to restructuring expense in 2007 of $0.3 million includes a reduction of $0.1 million in severance and an increase of $0.4 million in facility-related charges. The changes in 2009, 2008 and 2007 are due to changes in estimates to previous restructuring plans.

The accrual for restructuring plans as of January 1, 2010, was $17.0 million. The 2009 restructuring plans balance of $3.6 million consists of cash severance that we expect to pay through the fourth quarter of 2010. The 2008 restructuring plans balance of $7.8 million consists

TELLABS ANNUAL REPORT 2009

of $0.3 million in cash severance that we expect to pay through the second quarter of 2010 and $7.5 million in net lease obligations that expire through 2015. The $5.6 million balance for previous restructuring plans relates to net lease obligations that expire through 2011.

The following table summarizes restructuring and other charges recorded for the plans mentioned above, as well as adjustments to reserves recorded for prior restructurings:

In millions	2009	2008	2007
Severance and other termination benefits	$6.6	$16.7	$5.4
Facility and other exit costs	5.1	23.6	0. 4
Other obligations	—	0.6	—

Total restructuring and other charges	$11.7	$40.9	$5.8

The following table summarizes our restructuring and other charges activity by segment during 2009 and 2008 and the status of the reserves at year end:

In millions	Balance at 1/2/09	Restructuring Expense	Cash Payments	Other Activities[1]	Balance at 1/1/10
2009 Restructuring Plans
Broadband	$—	$2.3	$(1.2)	$—	$1.1
Transport	—	2.6	(1.6)	—	1.0
Services	—	2.2	(0.7)	—	1.5

Subtotal 2009 Restructuring Plans	—	7.1	(3.5)	—	3.6

2008 Restructuring Plans
Broadband	15.9	3.8	(8.4)	(3.6)	7.7
Transport	1.5	1.0	(1.6)	(0.8)	0.1
Services	1.1	0.1	(1.2)	—	—

Subtotal 2008 Restructuring Plans	18.5	4.9	(11.2)	(4.4)	7.8

Previous Restructuring Plans
Broadband	2.3	(0.4)	(1.7)	(0.2)	—
Transport	10.2	0.1	(4.7)	—	5.6

Subtotal Previous Restructuring Plans	12.5	(0.3)	(6.4)	(0.2)	5.6

Total All Restructuring Plans	$31.0	$11.7	$(21.1)	$(4.6)	$17.0

In millions	Balance at 12/28/07	Restructuring Expense	Cash Payments	Other Activities[1]	Balance at 1/2/09
2008 Restructuring Plans
Broadband	$—	$31.9	$(8.1)	$(7.9)	$15.9
Transport	—	5.2	(2.1)	(1.6)	1.5
Services	—	4.1	(2.5)	(0.5)	1.1

Subtotal 2008 Restructuring Plans	—	41.2	(12.7)	(10.0)	18.5

2007 Restructuring Plan
Broadband	3.6	(0.4)	(3.1)	—	0.1
Transport	0.4	—	(0.4)	—	—

Subtotal 2007 Restructuring Plans	4.0	(0.4)	(3.5)	—	0.1

Previous Restructuring Plans
Broadband	5.5	(0.1)	(3.2)	—	2.2
Transport	15.7	0.2	(5.7)	—	10.2

Subtotal Previous Restructuring Plans	21.2	0.1	(8.9)	—	12.4

Total All Restructuring Plans	$25.2	$40.9	$(25.1)	$(10.0)	$31.0

[1]

Other activities include the effects of currency translation, write-downs of property, plant and equipment to be disposed, as well as other changes in the reserve that do not flow through restructuring expense.

4. Business Combinations

On December 1, 2009, we acquired WiChorus, a privately held developer of mobile packet core products. We paid $180.0 million in cash for 100% of WiChorus’ capital stock and vested employee stock options. Taking into account WiChorus’ $15.3 million cash balance, the net cash price was $164.7 million. The acquisition enables Tellabs, a leader in mobile backhaul networks, to expand into mobile packet core networks, deliver new applications and provide significant savings for mobile carriers. The acquisition brings a new breakthrough product to Tellabs that is purpose-built for 4G mobile networks. By combining operations and using our resources, the innovative Tellabs SmartCoreTM technology developed by WiChorus can be more quickly leveraged for broader market applications. Significant value is expected to be created through the sales of current and future SmartCoreTM products through our extensive direct and indirect sales channels.

Goodwill from this acquisition was $84.7 million, which reflects current market pricing and synergies created by combining Tellabs resources with the innovative SmartCoreTM technology. All goodwill was allocated to the Broadband segment and is not deductible for income tax purposes.

Intangible assets from this acquisition with an indefinite useful life, which consist of IPR&D, were $20.0 million. No amortization was recorded for indefinite life IPR&D costs in 2009. The remaining intangible assets of $83.6 million will be amortized on a straight-line basis over a weighted average amortization period of approximately 5 years.

Components of the purchase consideration follow:

In millions
Cash paid to WiChorus stockholders	$180.0
Fair value of unvested stock options exchanged	2.0

Purchase consideration	$182.0

We incurred $1.3 million in acquisition costs included in Research and development expenses in the Statement of Operations.

We issued 628,517 Tellabs options, with a weighted average remaining vesting period of 1.5 years in exchange for unvested WiChorus employee stock options. The options had a total fair value, estimated using the Black-Scholes option pricing model, of $3.3 million, $2.0 million of which was allocated to the acquisition and $1.3 million allocated to post-acquisition employee service. Compensation expense for these stock options was $0.1 million in 2009.

The allocation of the purchase consideration follows:

In millions
Cash, cash equivalents and marketable securities	$15.3
Accounts receivable	2.0
Other current assets	1.1
Property, plant and equipment	1.4
Intangible assets	83.6
Purchased in-process research and development costs	20.0
Goodwill	84.7
Deferred tax assets	14.1

Total assets	222.2
Other current liabilities	1.7
Deferred tax liabilities	38.5

Total liabilities	40.2

Purchase consideration	$182.0

We accounted for this acquisition under the purchase method of accounting. We have included the operating results of the business in the accompanying results of operations from the date of acquisition.

5. Goodwill and Intangible Assets

Goodwill

We report operating results for three segments: Broadband, Transport and Services. Goodwill associated with the WiChorus acquisition in the fourth quarter of 2009 is allocated to the Broadband segment.

We test each operating segment for possible goodwill impairment by comparing each segment’s net book value with fair value. We review goodwill annually for impairment, unless potential interim indicators exist that could result in impairment. We calculate the fair value of each segment by using a blended analysis of the present value of future discounted cash flows and the market approach of valuation. We believe the blended approach, which weighs both valuations equally, is the best method for determining fair value because this approach compensates for inherent risks associated with either model on a stand-alone basis. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions. The discounted cash flow method requires us to use estimates and judgments about the future cash flows of the operating segments. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage the underlying operating segments, there is significant judgment in determining the cash flows attributable to these operating segments. The market approach is based on a comparison of the Company to comparable publicly traded firms in similar lines of business. The estimates and judgments used to determine comparable companies include such factors as size, growth, profitability, risk and return on investment.

TELLABS ANNUAL REPORT 2009

During the fourth quarter of 2009 and 2008, we tested the Services segment for possible goodwill impairment as part of our annual review. As the Services segment’s fair value was greater than its net book value and no impairment indicators existed, further impairment tests were not deemed necessary and no impairment loss was recorded.

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

In 2009, we recorded $84.7 million of goodwill associated with the acquisition of WiChorus. In 2008, we reduced goodwill by $0.2 million due to state tax audit settlements of a subsidiary’s pre-acquisition year.

The allocation of goodwill and goodwill activity by segment follows:

	1/1/10				1/2/09
In millions	Broadband	Transport	Services	Total	Broadband	Transport	Services	Total
Beginning balance	$—	$—	$122.4	$122.4	$593.9	$394.0	$122.6	$1,110.5
Additions (reductions)	84 .7	—	—	84.7	(0.1)	(0.1)	—	(0.2)
Currency translation adjustments	—	—	0.1	0.1	0.4	0.2	(0 .2)	0.4
Impairment	—	—	—	—	(594.2)	(394.1)	—	(988.3)

Ending balance	$84.7	$—	$122.5	$207.2	$—	$—	$122.4	$122.4

Intangible Assets

We amortize intangible assets with finite lives on a straight-line basis over their estimated useful lives. Trade names/trademarks are amortized over 4 to 12 months; customer relationships/backlog over 6 months to 9 years; non-compete agreements from 1.5 to 3 years; developed technology over 2 to 7.5 years; and leasehold estates over 4 to 10 years.

During 2009, we acquired intangible assets related to the purchase of WiChorus. Additions included $66.0 million related to developed technology amortized up to 7.5 years; $4.3 million of customer relationships amortized over 8 years; $0.2 million of trade names amortized over 1 year; $13.1 million for non-compete agreements amortized over 1.5 to 3 years and $20.0 million related to IPR&D. We expect the IPR&D to be technologically feasible beginning in the fourth quarter of 2010 with an estimated useful life of approximately 5 years.

Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate their carrying amount may not be recoverable. No impairment was recorded in 2009. In 2008, we recorded a charge of $0.6 million for impaired developed technology related to the Tellabs® 1100 access platform due to reduced demand. This impairment adjustment is included in Intangible asset amortization. Total impairment for these assets relates to the Broadband segment. No impairment was recorded in 2007.

Intangible assets with indefinite lives, which include IPR&D, are reviewed for impairment annually unless potential interim indicators exist that could result in impairment.

We review the estimated useful lives of intangible assets to determine if events or circumstances warrant a change in the remaining useful life of an asset. During the fourth quarter of 2008, the estimated useful lives of some developed technology and customer relationships changed due to revised sales projections related to access products and customers, thus increasing accumulated amortization by approximately $1.2 million.

The gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

In millions	1/1/10			1/2/09
	Gross Assets	Accumulated Amortization	Net	Gross Assets	Accumulated Amortization	Net
Developed technology	$215.2	$(144.1)	$71.1	$149.2	$(123.8)	$25.4
Customer relationships/backlog	38.5	(17.6)	20.9	34.2	(13.5)	20.7
Trade names/trademarks	2.2	(2.0)	0.2	2.0	(2.0)	—
Leasehold estates[1]	(2.9)	1.3	(1.6)	(2.9)	1.0	(1.9)
Non-compete arrangements	13.1	(0.5)	12.6	—	—	—
IPR&D	20.0	—	20.0	—	—	—

Total	$286.1	$(162.9)	$123.2	$182.5	$(138.3)	$44.2

[1]	Leasehold estates as of January 2, 2009, reflects a net reclass of $1.1 million to Restructuring and other charges due to the consolidation of a facility.

The estimated amortization expense for each of the next five years follows:

In millions
2010	$27.9
2011	$24.0
2012	$21.5
2013	$19.2
2014	$14.6

6. Fair Value Measurements

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

Fair value is measured as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tier fair value hierarchy has been established, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1 – Observable inputs, such as quoted prices in active markets;

•	Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining fair value for recurring financial assets and liabilities, we separate our financial instruments into three categories: marketable securities, other marketable securities and loan related to other marketable securities, and derivative financial instruments. These assets and liabilities are all valued based on the market approach that uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Marketable Securities

We use a third-party provider to determine fair values of marketable securities. The third-party provider receives market prices for each marketable security from a variety of industry standard data providers, security master files from large financial institutions and other third-party sources with reasonable levels of price transparency. The third-party provider uses these multiple prices as inputs into a pricing model to determine a weighted average price for each security. We classify U.S. Treasury bills and bonds as Level 1 based upon quoted prices in active markets. All other marketable securities are classified as Level 2 based upon the other than quoted prices with observable market data. The type of instruments valued based upon the observable market data include U.S. government sponsored enterprise (agency) debt obligations, Federal Deposit Insurance Corporation (FDIC)-backed corporate debt obligations, investment grade corporate bonds, state and municipal debt obligations, mortgaged backed debt obligations guaranteed by Government National Mortgage Association (GNMA), certain FDIC-backed bank certificates of deposit, foreign government debt obligations and foreign corporate debt obligations guaranteed by foreign governments.

Other Marketable Securities and Loan Related to Other Marketable Securities

We classify holdings in other marketable securities (Cisco common stock) and the related loan as Level 1 in the fair value hierarchy. We classify these as Level 1 since they are actively traded through a governed exchange.

TELLABS ANNUAL REPORT 2009

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

We have applied a valuation method for financial assets and liabilities and recurring non-financial assets consistently during this period and prior periods. The following table sets forth by level within the fair value hierarchy “Financial instruments owned at fair value.” Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Assets and liabilities measured at fair value on a recurring basis are:

	Fair Value Measurements at January 1, 2010
In millions	Balance at 1/1/10	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Investments in marketable securities
U.S. government debt obligations	$223.9	$223.9	$—	$—
U.S. government-sponsored enterprise (agency) debt obligations	32.6	—	32.6	—
Municipal tax-exempt debt obligations	47.3	—	47.3	—
Corporate debt obligations guaranteed by FDIC	163.7	—	163.7	—
Corporate debt obligations	41.4	—	41.4	—
Mortgaged backed debt obligations guaranteed by GNMA	129.8	—	129.8	—
Certificates of deposit guaranteed by FDIC	8.6	—	8.6	—
Foreign government debt obligations	267.0	—	267.0	—
Foreign corporate debt obligations guaranteed by foreign governments	36.5	—	36.5	—

Subtotal	950.8	223.9	726.9	—
Other marketable securities	252.8	252.8	—	—
Derivative financial instruments	1.3	—	1.3	—

Total Assets	$1,204.9	$476.7	$728.2	$—

Liabilities
Loan related to other marketable securities	$252.8	$252.8	$—	$—
Derivative financial instruments	1.9	—	1.9	—

Total Liabilities	$254.7	$252.8	$1.9	$—

	Fair Value Measurements at January 2, 2009
In millions	Balance at 1/2/09	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Investments in marketable securities
U.S. government debt obligations	$223.5	$223.5	$—	$—
U.S. government-sponsored enterprise (agency) debt obligations	103.4	—	103.4	—
Municipal tax-exempt debt obligations	36.9	—	36.9	—
Corporate debt obligations guaranteed by FDIC	69.5	—	69.5	—
Corporate debt obligations	41.9	—	41.9	—
Mortgaged backed debt obligations guaranteed by GNMA	35.4	—	35.4	—
Certificates of deposit guaranteed by FDIC	33.7	—	33.7	—
Foreign government debt obligations	214.5	—	214.5	—
Foreign corporate debt obligations guaranteed by foreign governments	17.2	—	17.2	—

Subtotal	776.0	223. 5	552.5	—
Other marketable securities	179.1	179. 1	—	—
Derivative financial instruments	3.7	—	3.7	—

Total Assets	$958.8	$402.6	$556.2	$—

Liabilities
Loan related to other marketable securities	$179.1	$179.1	$—	$—
Derivative financial instruments	0.3	—	0.3	—

Total Liabilities	$179.4	$179.1	$0.3	$—

7. Investments

We account for investments in marketable securities at fair value, with the unrealized gain or loss, less deferred income taxes, shown as a separate component of stockholders’ equity. We base realized gains and losses on specific identification of the security sold. At January 1, 2010, and January 2, 2009, available-for-sale marketable securities consisted of the following:

In millions	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
January 1, 2010
U.S. government debt obligations	$223.6	$0.5	$(0.2)	$223.9
U.S. government-sponsored enterprise
(agency) debt obligations	32 .3	0.3	—	32.6
Municipal tax-exempt debt obligations	46.9	0.4	—	47.3
Corporate debt obligations guaranteed by FDIC	162.2	1.6	(0.1)	163.7
Corporate debt obligations	40.9	0.5	—	41.4
Mortgaged backed debt obligations guaranteed by GNMA	128.8	1.5	(0.5)	129.8
Certificates of deposit guaranteed by FDIC	8.6	—	—	8.6
Foreign government debt obligations	264.7	2.7	(0.4)	267.0
Foreign corporate debt obligations guaranteed by foreign governments	35.9	0.6	—	36.5

Total	$943.9	$8.1	$(1.2)	$950.8

TELLABS ANNUAL REPORT 2009

In millions	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
January 2, 2009
U.S. government debt obligations	$223.4	$0.5	$(0.4)	$223.5
U.S. government-sponsored enterprise
(agency) debt obligations	102.0	1.4	—	103.4
Municipal tax-exempt debt obligations	36.8	0.1	—	36.9
Corporate debt obligations guaranteed by FDIC	68.3	1.2	—	69.5
Corporate debt obligations	42.2	0.2	(0.5)	41.9
Mortgaged backed debt obligations guaranteed by GNMA	35.3	0.2	(0.1)	35.4
Certificates of deposit guaranteed by FDIC	33.7	—	—	33.7
Foreign government debt obligations	211.9	2.9	(0.3)	214.5
Foreign corporate debt obligations guaranteed by foreign governments	17.1	0.1	—	17.2

Total	$770.7	$6.6	$(1.3)	$776.0

Of the available-for-sale debt obligations at January 1, 2010, $159.5 million have contractual maturities of less than 12 months, $661.6 million have contractual maturities of greater than one year up to five years and $129.7 million have contractual maturities greater than five years.

Gross unrealized gains and losses related to fixed-income securities were caused by interest rate fluctuations. We review investments held with unrealized losses to determine if the loss is other-than-temporary. We evaluated near-term prospects of the security in relation to the severity and duration of the unrealized loss. We also assessed our intent to sell the security, whether it is more likely than not that the security will be required to be sold before recovery, or the security is not expected to recover its entire amortized cost basis. Based on our review, we do not intend to sell these securities and believe that they will recover their entire amortized cost basis; therefore, we do not consider these investments to be other-than-temporarily impaired at January 1, 2010. No other- than-temporary impairments were recorded in 2009. We recognized other-than-temporary impairments of $0.8 million for the year ended January 2, 2009, and $5.2 million for the year ended December 28, 2007.

Investments in marketable securities with unrealized losses at January 1, 2010, and January 2, 2009, were as follows:

	Unrealized Loss Less than 12 months		Unrealized Loss Greater than 12 months		Total
In millions	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
January 1, 2010
U.S. government debt obligations	$48.6	$(0.2)	$—	$—	$48.6	$(0.2)
Corporate debt obligations guaranteed by FDIC	15.9	(0.1)	—	—	15.9	(0.1)
Mortgaged backed debt obligations guaranteed by GNMA	39.9	(0.5)	—	—	39.9	(0.5)
Foreign government debt obligations	94.8	(0.4)	—	—	94.8	(0.4)

Total	$199.2	$(1.2)	$—	$—	$199.2	$(1.2)

January 2, 2009
U.S. government debt obligations	$4.0	$—	$44.6	$(0.4)	$48.6	$(0.4)
Corporate debt obligations	17.2	(0.4)	6.6	(0.1)	23.8	(0.5)
Mortgaged backed debt obligations guaranteed by GNMA	—	—	16.6	(0.1)	16.6	(0.1)
Foreign government debt obligations	—	—	15.6	(0.3)	15.6	(0.3)

Total	$21.2	$(0.4)	$83.4	$(0.9)	$104.6	$(1.3)

The following table presents gross realized gains and losses related to fixed income investments:

In millions	2009	2008	2007
Gross realized gains	$6.0	$19.3	$3.2
Gross realized losses [1]	(1.3)	(22.9)	(8.7)
Total	$4.7	$(3.6)	$(5.5)

[1]	Includes other-than-temporary impairments of $0.8 million for the year ended January 2, 2009, and $5.2 million for the year ended December 28, 2007.

As a result of the acquisition of Advanced Fibre Communications, Inc. (AFC) in 2004, we acquired 10.6 million shares of Cisco common stock, shown as Other marketable securities in Current Assets. AFC owned this stock as a result of its investment in privately held Cerent Corporation, which was acquired by Cisco in 1999. In 2000, AFC entered into two three-year hedge contracts, pledging all of the Cisco stock to secure the obligations under the contracts. When the hedge contracts matured in 2003, AFC entered into stock loan agreements with a lender, borrowing 10.6 million shares of Cisco stock to settle the hedge contracts on the Cisco stock. The aggregate amount of the fair values of those stock loans is reflected as a current liability on our balance sheets as of January 1, 2010, and January 2, 2009. The values of both the asset and liability move in tandem with each other since each is based on the number of shares we hold at the current stock price. At January 1, 2010, Other marketable securities and Loan related to other marketable securities was $252.8 million at a market price of $23.94 per share and $179.1 million at a market price of $16.96 per share at January 2, 2009. The fees for 2009 associated with the stock loan agreement were $1.5 million.

In addition to the above investments, we maintain investments in partnerships and start-up technology companies. We record these investments in Other Assets, at cost. These investments totaled $7.2 million at January 1, 2010, and $8.7 million at January 2, 2009. We review each investment quarterly, including historical and projected financial performance, expected cash needs and recent funding events. We recognize other-than-temporary impairments if the market value of the investment is below its cost basis for an extended period of time or if the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. Other-than-temporary impairments were $0.4 million for the year ended January 1, 2010, $9.9 million for the year ended January 2, 2009, and $0.5 million for the year ended December 28, 2007. Other-than-temporary impairments are included in Other income (expense), net in the Consolidated Statements of Operations.

8. Derivative Financial Instruments

Financial Contracts and Market Risk

We conduct business on a global basis in U.S. and foreign currencies subjecting us to risks associated with fluctuating foreign exchange rates. To mitigate these risks, we use derivative foreign exchange contracts to address nonfunctional exposures that are expected to be settled in one year or less. The derivative foreign exchange contracts consist of foreign currency forward and option contracts.

Derivative financial contracts involve elements of market and credit risk. The market risk that results from these contracts relates to changes in foreign currency exchange rates, which generally are offset by changes in the value of the underlying assets or liabilities being held. Credit risk relates to the risk of nonperformance by a counterparty to one of our derivative contracts . We do not believe there is a significant credit risk associated with our hedging activities. We monitor the counterparties’ credit ratings and other market data to minimize credit risk. In addition, we also limit the aggregate contract amount entered into with any one financial institution to mitigate credit risk.

Cash Flow Hedges

We use foreign currency forward and option contracts, designated as cash flow hedges, to mitigate currency risk related to an imbalance of nonfunctional currency denominated costs and related revenue. We conduct monthly effectiveness tests of these hedging relationships on a spot-to-spot basis, excluding forward points. Effective gains and losses from derivative contracts are recorded in Accumulated other comprehensive income until the underlying transactions occur, at which time they are reclassified to Total cost of revenue. Ineffectiveness is recorded to Other income (expense), net. If it becomes probable that an anticipated transaction that is hedged will not occur, we immediately reclassify the gains or losses related to that hedge from Accumulated other comprehensive income to Other income (expense), net. At January 1, 2010, we had a net unrealized loss of $1.4 million in Accumulated other comprehensive income, which is expected to be reclassified to income within the next 12 months. At January 1, 2010, we held derivatives designated as cash flow hedges in one currency, with a gross notional equivalent of $29.3 million.

Balance Sheet Hedges (Non-designated Hedges)

Short-term monetary assets and liabilities denominated in currencies other than the functional currency of the Tellabs entity entering into the transaction are remeasured through income as foreign currency rates fluctuate. Changes in the value of derivative contracts intended to offset these fluctuations are also recorded in income. The gain or loss from changes in the fair value of the derivative contracts are generally offset by gains or losses of the underlying transactions being hedged. These derivative

TELLABS ANNUAL REPORT 2009

contracts are not designated as hedges. At January 1, 2010, we held non-designated foreign currency forward contracts in nine currencies, with a gross notional equivalent of $173.3 million.

Net Investment Hedges

We entered into three-month foreign currency forward contracts, designated as net investment hedges, to hedge a portion of our net investment in one of our foreign subsidiaries to preserve the U.S. dollar value of our Euro cash. Effective changes in the fair value of these contracts due to exchange rate fluctuations are recorded within Accumulated other comprehensive income. Those amounts will be reflected in income only when we dispose of the investment in the foreign subsidiary. We conduct monthly effectiveness tests of net investment hedges on a spot-to-spot basis, excluding forward points, and any measurement of ineffectiveness is recorded in income. As of January 1, 2010, we had a net unrealized gain of $10.2 million in Accumulated other comprehensive income, which includes a net gain of $9.3 million related to settled contracts and a net gain of $0.9 million related to unsettled contracts. We held net investment hedges with a notional value of 100 million Euros at the end of 2009.

The fair value of derivative instruments in the Consolidated Balance Sheet as of January 1, 2010, was as follows:

In millions	Asset Derivatives Reported in Miscellaneous Receivables and Other Current Assets	Liability Derivatives Reported in Other Accrued Liabilities
Cash flow and net investment hedges	$0.9	$(1.6)
Balance sheet hedges (Non-designated hedges)	0.4	(0.3)

Total derivatives	$1.3	$(1.9)

The fair value of derivative instruments in the Consolidated Balance Sheet as of January 2, 2009, was as follows:

In millions	Asset Derivatives Reported in Miscellaneous Receivables and Other Current Assets	Liability Derivatives Reported in Other Accrued Liabilities
Cash flow and net investment hedges	$3.5	$—
Balance sheet hedges (Non-designated hedges)	0.3	(0.3)

Total derivatives	$3.8	$(0.3)

The effect of derivative instruments designated as hedging instruments on the Consolidated Statements of Operations for the years ended January 1, 2010, January 2, 2009, and December 31, 2007, was as follows:

In millions	Gain (Loss) Recognized in Accumulated OCI, net (Effective Portion)
	2009	2008	2007
Cash flow hedges	$(3.0)	$2.7	$(0.9)
Net investment hedges	$2.9	$10.3	$—

In millions	Gain (Loss) Reclassified from Accumulated OCI into Total Cost of Revenue (Effective Portion)
	2009	2008	2007
Cash flow hedges	$1.9	$(1.0)	$(0.3)

In millions	Loss Recognized in Other Income (Expense), net: Excluded from Effectiveness Testing Gain (Loss)
	2009	2008	2007
Cash flow hedges	$(0.3)	$(0.5)	$(0.4)
Net investment hedges	$(0.5)	$(0.6)	$—

The effect of derivative instruments not designated as hedging instruments on the Consolidated Statements of Operations for the years ended January 1, 2010, January 2, 2009, and December 31, 2007, was as follows:

In millions	Gain (Loss) Recognized in Other Income (Expense), net
	2009	2008	2007
Foreign currency forward and option contracts	$(3.2)	$(2.4)	$2.2

9. Product Warranties

We provide warranties for all of our products. The specific terms and conditions of those warranties vary depending on the product. We provide a basic limited warranty, including parts and labor, for all products, except access products, for periods ranging from 90 days to 5 years. The basic limited warranty for access products covers parts and labor for periods ranging from 2 to 6 years.

The estimate of warranty liability involved many factors, including the number of units shipped, historical and anticipated rates of warranty claims, and cost per claim. We periodically assess the adequacy of the recorded warranty liability and adjust the amounts as necessary. The decline in accruals for product warranties issued during 2009 represents a lower number of units shipped and lower anticipated rates of warranty claims. Other adjustments to accruals for product warranties issued represent reductions due to favorable experience to previous estimates.

We classify the portion of warranty liability that we expect to incur in the next 12 months as a current liability. We classify the portion of warranty liability that we expect to incur more than 12 months in the future as a long-term liability.

Product warranty liabilities are as follows:

In millions	1/1/10	1/2/09	12/28/07
Balance – beginning of year	$39.3	$49.1	$45.0
Accruals for product warranties issued	12.1	12.8	24.0
Settlements	(7.6)	(13.0)	(13.6)
Other adjustments to accruals for product warranties issued	(12.4)	(9.6)	(6.3)

Balance – end of year	$31.4	$39.3	$49.1

Balance sheet classification at end of year
Other accrued liabilities	$13.7	$19.1	$25.1
Other long-term liabilities	17.7	20.2	24.0

Total product warranty liabilities	$31.4	$39.3	$49.1

10. Equity-Based Compensation

The Tellabs, Inc. Amended and Restated 2004 Incentive Compensation Plan (2004 Plan) provides for the grant of short-term and long-term incentives, including stock options, stock appreciation rights (SARs), restricted stock and performance stock units (PSUs). Stockholders previously approved 53,889,977 shares for grant under the 2004 Plan, of which 29,827,886 remain available for grant at January 1, 2010. Under the 2004 Plan and predecessor plans, we granted awards at market value on the date of grant.

Stock Options

Stock options granted in 2009, 2008 and 2007 generally vest in three annual installments on the anniversary of the grant date. WiChorus options that converted to Tellabs options on the acquisition date of December 1, 2009, vest over four years and expire 10 years from the grant date . We recognize compensation expense on a straight-line basis over the service period based on the fair value of the stock options on the grant date. Compensation expense for stock options was $5.4 million in 2009, $11.0 million in 2008 and $21.9 million in 2007. Options granted but unexercised expire 10 years from the grant date.

We estimate the fair value of stock options using the Black-Scholes option-pricing model. This model requires the use of assumptions that will have a significant impact on the fair value estimate. The following table summarizes the assumptions used to compute the weighted average fair value of stock option grants:

	2009	2008	2007
Expected volatility	47.2%	46.3%	41.2%
Risk-free interest rate	2.0%	3.0%	4.5%
Expected term (in years)	4.5	4.5	4.6
Expected dividend yield	0.0%	0.0%	0.0%

We based our calculation of expected volatility on a combination of historical and implied volatility for options granted. We based the risk-free interest rate on the U.S. Treasury yield curve in effect at the date of grant. We estimated the expected term of the options using their vesting period, post-vesting employment termination behavior and historical exercise patterns.

The following is a summary of stock option activity during 2009, and status at January 1, 2010:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding—beginning of year	32,851,918	$17.12
Granted/converted[1]	2,628,460	$3.98
Exercised	(305,546)	$5.80
Forfeited/expired	(4,484,265)	$26.01

Outstanding—end of year	30,690,567	$14.81	4.0	$5.8

Exercisable—end of year	26,671,827	$16.28	3.3	$1.0
Shares expected to vest	30,430,069	$14.89	4.0	$5.6

[1]	WiChorus stock options as of the acquisition date were converted into 628,517 Tellabs stock options with a weighted average exercise price of $0.25.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on our closing stock price as of January 1, 2010, that the option holders would have received had all holders exercised their options as of that date. The aggregate intrinsic value of exercised stock options was $0.3 million in 2009, $0.9 million in 2008 and $13.2 million in 2007.

As of January 1, 2010, we had $6.2 million of unrecognized compensation cost related to stock options that we expect to recognize over a weighted average period of 1.7 years. The weighted average fair value of stock options granted was $2.12 in 2009, $2.20 in 2008 and $4.21 in 2007.

TELLABS ANNUAL REPORT 2009

Cash-Settled Stock Appreciation Rights

The 2004 Plan provides for the granting of cash-settled SARs in conjunction with, or independent of, the stock options under the 2004 Plan. These SARs allow the holder to receive in cash the difference between the cash-settled SARs’ grant price (the market value of our stock on the grant date) and the market value of our stock on the date the holder exercises the SAR. These cash payments were negligible in 2009, 2008 and 2007. The cash-settled SARs are generally assigned 10-year terms and typically vest in three annual installments on the anniversary of the grant date. At January 1, 2010, there were 340,489 cash-settled SARs outstanding with exercise prices that ranged from $3.75 to $50.31. The weighted average price of the 101,150 cash-settled SARs granted in 2009 was $5.64. The weighted average price of the 78,400 cash-settled SARs granted in 2008 was $5.29. The weighted average price of the 151,243 cash-settled SARs granted in 2007 was $10.24.

Restricted Stock

We granted 2,990,544 restricted shares in 2009, 2,205,603 restricted shares in 2008 and 2,903,869 restricted shares in 2007. Of the shares granted in 2009,534,418 shares vest over a four-year period, 2,364,526 shares vest over a three-year period and 91,600 shares vest over a one-year period. Of the shares granted in 2008 2,065,603 shares vest over a three-year period, 100,000 shares vest over a two-year period and 40,000 shares vest over a one-year period. Of the shares granted in 2007, 1,448,723 shares vest over a three-year period, 1,415,146 shares vest over a two-year period and 40,000 shares vest over a one-year period. We recognize compensation expense on a straight-line basis over the vesting periods based on the market price of our stock on the grant date. Compensation expense was $12.5 million in 2009, $15.3 million in 2008 and $10.2 million in 2007. The fair market value of restricted stock vested was $9.5 million in 2009, $7.1 million in 2008 and $8.8 million in 2007. The weighted average issuance price of restricted stock granted was $5.28 per share in 2009, $5.46 per share in 2008 and $9.84 per share in 2007. Non-vested stock award activity for 2009 follows:

	Shares	Weighted Average Grant Date Fair Value
Non-vested—beginning of year	3,415,825	$7.19
Granted	2,990,544	$5.28
Vested	(1,687,585)	$5.65
Forfeit ed	(161,814)	$6.87

Non-vested—end of year	4,556,970	$5.67

As of January 1, 2010, we had $19.1 million of unrecognized compensation cost related to restricted stock that we expect to recognize over a weighted average period of 1.9 years.

Performance Stock Units

The 2004 Plan provides for the granting of PSUs. We granted 959,100 PSUs in 2009, 777,000 PSUs in 2008 and 375,000 PSUs in 2007. The PSUs granted in 2009 entitle the recipients to receive shares of our common stock commencing in March 2010, contingent on the achievement of operating earnings targets for the 2009 fiscal year. Following achievement of this financial measure and subject to continued employment, one-third of such shares will be issued in annual installments in March 2010, March 2011 and March 2012. At maximum target performance, we will issue two shares for each PSU granted. The weighted average price of PSUs granted in 2009 was $3.75 per share. The number of PSUs to be issued for the 2009 fiscal year will be determined in the first quarter of fiscal year 2010.

The PSUs granted in 2008 would have entitled the recipients to receive shares of our common stock commencing in March 2009, contingent on the achievement of company operating earnings and revenue-based targets for the 2008 fiscal year. None of the 2008 grants were earned, since 2008 performance fell below threshold performance. The weighted average issuance price of the PSUs granted in 2008 was $5.40 per share.

The PSUs granted in 2007 would have entitled the recipients to receive shares of our common stock commencing in March 2008, contingent on the achievement of company operating earnings and revenue-based targets for the 2007 fiscal year. None of the 2007 grants were earned, since 2007 performance fell below threshold performance. The weighted average issuance price of the PSUs granted in 2007 was $12.53 per share.

Compensation expense for PSUs was $2.7 million in 2009, $0.1 million in 2008 and a credit of $0.3 million in 2007. PSU activity for 2009 follows:

	Shares	Weighted Average Grant Date Fair Value
Non-vested—beginning of year	697,000	$5.40
Granted	959,000	$3.75
Cancelled	(738,400)	$5.31

Non-vested—end of year	917,700	$3.75

As of January 1, 2010, we had $2.4 million of unrecognized compensation cost related to PSUs that we expect to recognize over a weighted average period of 2.2 years.

Employee Stock Purchase Plan

Under the 2005 Tellabs, Inc. Employee Stock Purchase Plan, employees were able to elect to withhold a portion of their compensation to purchase our common stock at 85% of the fair market value on the date of purchase. In 2007, 384,893 shares of common stock were purchased under the plan, with 8,845,990 remaining available for purchase under the plan at January 2, 2009. Compensation expense for the plan was $0.4 million in 2007. The weighted average purchase price of shares purchased under the plan in 2007 was $9.03. Effective April 25, 2007, we suspended the 2005 plan. The final purchase for employees enrolled through the date of suspension occurred on April 30, 2007.

Equity-Based Compensation Expense

The following table sets forth the total equity-based compensation expense resulting from stock options, SARs, restricted stock, and PSUs:

In millions	2009	2008	2007
Cost of revenue—products	$1.7	$2.3	$2.5
Cost of revenue—services	2.2	3. 3	3.5
Research and development	6.0	8. 9	12.3
Sales and marketing	4.2	5. 2	6.4
General and administrative	6.6	6. 7	7.4

Equity-based compensation expense before income taxes	20.7	26.4	32.1
Income tax benefit [1]	(0.5)	(5.7)	(11.0)

Total equity-based compensation expense after income taxes	$20.2	$20.7	$21.1

[1]

For 2008, the disclosure of the income tax benefit on equity-based compensation expense has been adjusted to reflect the actual impact in our financial statements of establishing and maintaining a valuation allowance against domestic deferred tax assets.

11. Employee Benefit and Retirement Plans

401(k) Plans

Our U.S.-based employees may participate in the Tellabs 401(k) Plan. Upon meeting eligibility requirements, we match (dollar-for-dollar) up to the first 4% of the employee’s contribution. Both employee and employer contributions are vested immediately. The plan provides for a discretionary Company contribution, which is subject to Board of Directors approval and is funded entirely by us. The amount of the contribution, if approved, is based on a percent of pay for a specific period. All 401(k) eligible employees actively employed on the last business day of the declared period are immediately eligible to receive this fully vested contribution. The investment of these funds follows the participants’ elections on file for the program. The Board of Directors approved a 2% contribution in 2009, 2008 and 2007. We maintain similar plans for the benefit of eligible employees at most subsidiaries outside North America.

Contributions to these programs were $26.5 million in 2009, $25.6 million in 2008 and $26. 5 million in 2007.

Deferred Income Plan

We provide a Deferred Income Plan that permits certain officers and management employees to defer portions of their compensation. As of January 1, 2010, the $16.6 million long-term portion of the deferred income obligation is included in Other Long-Term Liabilities and the $2.0 million current portion is included in Other accrued liabilities. Adjustments to reflect changes in the fair value of the amount owed to the employee are made to the applicable liability account with a corresponding charge (or credit) to compensation expense.

Retiree Medical Plan

We maintain a defined-benefit Retiree Medical Plan. Under the plan, we provide qualified retirees with a subsidy to offset their insurance premiums and allow the retirees to participate in the Company-sponsored health-care plan. We made no contributions in 2009 or 2008. We currently do not anticipate making a contribution to the plan in 2010, as it is adequately funded.

The following table summarizes benefit obligations, plan assets and funded status of the Retiree Medical Plan:

In millions	1/1/10	1/2/09
Change in benefit obligation
Accumulated postretirement benefit obligation – beginning of year	$9.1	$10.9
Service cost	0.6	0.9
Interest cost	0.6	0.6
Actuarial gain	—	(2.3)
Benefits paid	(0.2)	(0.2)
Curtailment	—	(0.8)

Accumulated postretirement benefit obligation – end of year	$10.1	$9.1

Change in plan assets
Assets at fair value – beginning of year	$8.8	$9.1
Return on plan assets	1.0	(0.1)
Benefits paid	(0.3)	(0.2)

Assets at fair value – end of year	$9.5	$8.8

Funded status	$(0.6)	$(0.3)

Our investment strategy for the plan’s assets focuses on asset allocation and diversification. As a result, the assets are diversified across asset classes to achieve a conservative risk profile approximating the risk of a fixed income portfolio. The plan’s assets were 62% invested in a guaranteed income fund, 21% in vested in equity securities and 17% invested in fixed income securities at January 1, 2010. The plan’s assets were 84% invested in a guaranteed income fund, 8% invested in equity securities and 8% invested in fixed income securities at January 2, 2009. The actuarial gain in 2008 was caused primarily by demographic changes and by a change in the participation assumption. The curtailment of $0.8 million in 2008 was primarily due to the reduction of employees during 2008.

We use the three-tier fair value hierarchy to measure the fair value of these investments. We classify the

TELLABS ANNUAL REPORT 2009

guaranteed fund as a Level 2 asset because the fund’s value is based on the contract value as determined by the custodian. The other assets are classified as Level 1 because they are invested in highly liquid, publicly traded securities which are valued daily using quoted prices in active markets.

The following table presents by level, within the fair value hierarchy, the value of assets of the Retiree Medical Plan at January 1, 2010:

In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
Equity securities	$2.0	$—	$—	$2.0
Fixed income securities	1.6	—	—	1.6
Guaranteed income fund	—	5.9	—	5.9

Total assets	$3.6	$5.9	$—	$9.5

The following table summarizes components of net periodic benefit cost of the Retiree Medical Plan:

In millions	2009	2008	2007
Components of net periodic postretirement benefit cost
Service cost	$0.6	$0.9	$1. 1
Interest cost	0.6	0.6	0.6
Expected return on assets	(0.6)	(0.6)	(0.4)
Amortization of actuarial gain	(0.3)	(0.2)	—
Amortization of unrecognized prior service cost	0.1	0. 1	0.1

Net periodic postretirement benefit cost	$0.4	$0.8	$1.4
Curtailment	—	(0.6)	—

Total cost for the year	$0.4	$0.2	$1.4

The curtailment of $0.6 million in 2008 was primarily due to the reduction of employees during 2008. We amortize the prior service cost using a straight-line method over the average remaining years of service to full eligibility for benefits of the active Retiree Medical Plan participants. We expect to amortize $0.1 million of unrecognized prior service cost and $0.2 million of actuarial gain in 2010.

The following table summarizes the weighted average assumptions used to determine benefit costs and benefit obligations:

	2009	2008	2007
Discount rate used to determine benefit costs	6.75%	6.75%	5.75%
Discount rate used to determine benefit obligation	6.00%	6.75%	6.75%
Expected long-term rate of return on assets	6.50%	7.00%	5.00%

There is no trend rate assumption required for this plan because all liabilities are related to a fixed-dollar subsidy and are not related to medical claims. Therefore, any change in future medical inflation trends or assumptions will not affect the liabilities of this plan.

The discount rates used to determine benefit costs and benefit obligations were based on hypothetical zero coupon corporate bond yield curves that replicate the cash flows of the plan. The discount rates used decreased in 2009 due to the decrease in the hypothetical zero coupon corporate bond yield curve. The discount rates used increased in 2008 due to the increase in the hypothetical zero coupon corporate bond yield curve. The expected long-term rate of return on assets increased in 2008 due to changing the allocation of plan assets to higher potential return categories.

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

The following table presents estimated future benefit payments for the Retiree Medical Plan as of January 1, 2010:

In millions
2010	$0.3
2011	$0.3
2012	$0.4
2013	$0.4
2014	$0.4
2015–2019	$3.3

There is $0.4 million of unrecognized prior service cost, net of tax, and $3.2 million of unrecognized net gain, net of tax, in Accumulated other comprehensive income at January 1, 2010.

12. Income Taxes

Components of earnings (loss) before income taxes are as follows:

In millions	2009	2008	2007
Domestic source	$4.1	$(1,042.6)	$0.2
Foreign source	109.1	90.1	70.0

Earnings (loss) before income tax	$113.2	$(952.5)	$70.2

The provision for income tax benefit (expense) consists of the following:

In millions	2009	2008	2007
Current
Federal	$10.5	$25.7	$2.2
State	(1.8)	(0.1)	0.1
Foreign	(17.0)	(33.6)	(22.6)

Subtotal	(8.3)	(8.0)	(20.3)

Deferred
Federal and state	24.9	17.4	11. 8
Foreign	(16.2)	13.0	3.3

Subtotal	8.7	30.4	15.1

Total income tax benefit (expense)	$0.4	$22.4	$(5.2)

Deferred tax assets (liabilities) for 2009 and 2008 consist of the following:

In millions	1/1/10	1/2/09
Deferred tax assets
Net operating loss and tax credit carryforwards	$142.8	$139.1
Amortizable in tangibles	34.3	74.1
Accrued liabilities	29.0	38.3
Inventory reserves	25.5	38.2
Deferred employee benefit expenses	30.0	20.5
Deferred compensation plan	12.5	12.0
Restructuring accruals	5.8	11.2
Fixed assets and depreciation	8.6	2.7
Deferred revenue and advance payments	1.4	1.0
Other	9.3	11.4

Deferred tax assets	$299.2	$348.5

Deferred tax liabilities
Unrealized gain on marketable securities	$(197.5)	$(198.4)
Other	(6.4)	(7.3)

Deferred tax liabilities	$(203.9)	$(205.7)
Valuation allowance	$(80.3)	$(113.8)

Net deferred tax assets	$15.0	$29.0

The net deferred income tax asset decreased from $29.0 million at January 2, 2009, to $15.0 million at January 1, 2010. The $14.0 million change is attributable to our foreign operations during the year. The deferred tax liability includes $195.8 million representing taxes that will be due on certain hedge contract gains upon termination of our Loan related to other marketable securities.

A reconciliation of the reported effective income tax rates to the domestic federal income tax rate is as follows:

In percentages	2009	2008	2007
Statutory Federal income tax rate	35.0%	35.0%	35.0%
Goodwill impairment	—	(29.5)	—
Valuation allowance on net domestic deferred tax assets	(31.8)	(8.7)	4.9
Research and development credits	(4.8)	1.5	(15.7)
Nondeductible equity-based compensation expense	1.2	(0.8)	0.9
State income tax, net of federal benefits	0.5	0.6	4.9
Foreign earnings taxed at different rates[1]	0.5	1.7	(21.9)
Interest related to prior year tax matters	0.5	(0.3)	7.6
Tax exempt interest	(0.3)	0.2	(6.3)
Loss on investment in subsidiary	—	2.9	—
Other, net	(1.1)	(0.2)	(2.0)

Effective income tax rate	(0.3)%	2.4%	7.4%

[1]

In 2007, foreign earnings taxed at different rates reflects a benefit of $12.4 million, including interest, related to the reversal of reserves no longer required due to a lapse in the statute of limitations.

Deferred Tax Valuation Allowance

A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Prior to 2008, valuation allowances were established primarily for future tax benefits from capital losses, state net operating losses and state tax credits with relatively short carry forward periods, and certain foreign net operating losses. During the year ended January 2, 2009, we determined it appropriate to establish a full valuation allowance against our net U.S. deferred tax assets. This valuation allowance offsets assets associated with future tax deductions, as well as carryforward items. For the year ended January 1, 2010, we continued to maintain a full valuation allowance on our net U.S. deferred tax assets. Until an appropriate level of profit -ability is attained, we expect to maintain a valuation allowance on our net deferred tax assets related to future U.S. and certain non-U.S. tax benefits.

TELLABS ANNUAL REPORT 2009

During 2009, our valuation allowance decreased by $33.5 million, of which $24.2 million is a result of recording net deferred tax liabilities in accounting for the WiChorus acquisition. This reduction in the valuation allowance was recorded as a benefit to tax expense. Our domestic valuation allowance also reflects a reduction in deferred tax assets of $13.9 million as a result of current year activity and the use of net operating loss and credit carryforwards. The valuation allowance against our foreign deferred tax assets increased by $4.5 million as the result of an increase in foreign net operating losses and the reduction in projected future profits in certain foreign subsidiaries.

Summary of Carryforwards

We had the following tax net operating loss (tax effected) and credit carryforwards as of January 1, 2010:

		Years of Expiration
In millions	1/1/10	Beginning	Ending
U.S. net operating loss and credit carryforwards	$95.0	2015	2029
State net operating loss and credit carryforwards	24.0	2010	2028
State credit carryforwards	18.1	no expiration
Foreign net operating loss carryforwards	6.2	no expiration
U.S. capital loss carryforwards	10.9	2010	2013
Foreign net operating loss carryforwards	3.0	2011	2019

Total	$157.2

Accounting for Uncertainty in Income Taxes

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	1/1/10	1/2/09
Balance – beginning of year	$28.6	$63.8
Additions based on tax positions related to the current year	2.7	2.2
Additions for tax positions of prior years	0.6	1.8
Reductions for tax positions of prior years as a result of a lapse in the statute of limitations	(4.3)	—
Reductions for tax positions of prior years relating to settlements with taxing authorities	(1.2)	(39.2)

Balance – end of year	$26.4	$28.6

The ending balance at January 1, 2010, includes an accrual of $21.5 million of unrecognized tax benefits that, if recognized, would affect the effective tax rate. We continue to recognize interest and penalties related to income tax matters as part of income tax expense. Our tax provision included $1.8 million of interest and penalties for 2009 and $4.6 million for 2008. The balance of interest and penalties accrued was $8.4 million as of January 1, 2010, and $9.8 million as of January 2, 2009. At January 1, 2010, the noncurrent accrual for taxes and interest was $34.8 million.

It is reasonably possible that unrecognized benefits related to state income taxes will decrease by approximately $16.8 million as a result of the settlement of audits or the expiration of the statute of limitations within the next 12 months.

It is reasonably possible that unrecognized benefits related to foreign income taxes will decrease by approximately $0.6 million as a result of the settlement of audits or the expiration of the statute of limitations within the next 12 months.

Investment in Foreign Operations

We do not provide deferred U.S. income taxes and foreign withholding taxes on the undistributed cumulative earnings of foreign subsidiaries because we consider such earnings to be permanently reinvested in those operations. The undistributed cumulative earnings of foreign subsidiaries that are considered permanently reinvested outside the United States were $588.8 million at January 1, 2010. Upon repatriation of these earnings, we would be subject to U.S. income tax, net of available foreign tax credits. At January 1, 2010, the estimated amount of this unrecognized deferred tax liability on permanently reinvested foreign earnings, based on current exchange rates and assuming we are able to use foreign tax credits, was $87.8 million.

Audits

We file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. We are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities in our major jurisdictions for years before 2003. Our major jurisdictions currently include the United States, California, Illinois, Finland, Denmark and Mexico. During 2008, we reached a settlement with the Internal Revenue Service (IRS) in connection with their examination of all tax years prior to 2006. Of our major jurisdictions, we are currently under audit by the Internal Revenue Service for the 2007 and 2008 tax periods and the State of California for the 2004 through 2006 tax periods. Although we have accrued tax and related interest for potential adjustments to tax liabilities for prior years, we cannot provide assurance that a material adjustment to our financial statements, either positive or negative, will not result when the audits are concluded.

13. Accumulated Other Comprehensive Income

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

Accumulated other comprehensive income (net of tax) for 2009, 2008 and 2007 consists of the following:

In millions	Unrealized Net Gain (Loss) on Available- for-Sale Securities	Unrealized Net Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Unrecognized Prior Service Cost	Unrecognized Net Gain (Loss) on Retiree Medical Plan	Accumulated Other Comprehensive Income
Balance at December 29, 2006	$1.5	$0.2	$94.3	$(0.7)	$(0.5)	$94.8

Unrealized net gain on available-for-sale securities	3.0	—	—	—	—	3.0
Net loss on cash flow hedges	—	(0.2)	—	—	—	(0.2)
Net translation gain	—	—	34.9	—	—	34.9
Unrecognized net gain on retiree medical plan	—	—	—	—	2.3	2.3
Reclassification adjustment for gain included in net earnings	(2.1)	(0.4)	—	—	—	(2.5)

Balance at December 28, 2007	$2.4	$(0.4)	$129.2	$(0.7)	$1.8	$132.3

Unrealized net gain on available-for-sale securities	2.9	—	—	—	—	2.9
Net gain on cash flow hedges	—	2.9	—	—	—	2.9
Net gain on net investment hedges	—	—	10.3	—	—	10.3
Net translation loss	—	—	(23.0)	—	—	(23.0)
Unrecognized prior service cost	—	—	—	0.2	—	0.2
Unrecognized net gain on retiree medical plan	—	—	—	—	1.4	1.4
Reclassification adjustment for (gain) loss included in net loss	(2.6)	0.4	—	—	—	(2.2)

Balance at January 2, 2009	$2.7	$2.9	$116.5	$(0.5)	$3.2	$124.8

Unrealized net gain on available-for-sale securities	4.2	—	—	—	—	4.2
Net loss on cash flow hedges	—	(2.9)	—	—	—	(2.9)
Net gain on net investment hedges	—	—	2.9	—	—	2.9
Net translation gain	—	—	14.5	—	—	14.5
Unrecognized prior service cost	—	—	—	0.1	—	0.1
Reclassification adjustment for gain included in net earnings	(2.2)	(1.4)	(0.2)	—	—	(3.8)

Balance at January 1, 2010	$4.7	$(1.4)	$133.7	$(0.4)	$3.2	$139.8

14. Segment Information

We report operating results for three segments: Broadband, Transport and Services.

The Broadband segment includes data, access and managed access product portfolios that facilitate the delivery of bundled voice, video and high-speed Internet/data services over copper-based and/or fiber-based networks and delivery of next-generation wireline and wireless services. Data products include the Tellabs® 8600 managed edge system, the Tellabs® 8800 multi-service router series and the Tellabs® 9100 SmartCore platform. Access offerings include the Tellabs® 1000 multiservice access series, the Tellabs® 1100 multi-service access series and the Tellabs® 1600 optical network terminal (ONT) series. Managed access products include the Tellabs® 6300 managed transport system, the Tellabs® 8000 network manager and the Tellabs® 8100 managed access system.

The Transport segment includes solutions that enable service providers to transport service and manage optical bandwidth by adding capacity when and where it’s needed. Wireline and wireless carriers use these products within the metropolitan and the long haul portion of their transport networks to support wireless services, business services for enterprise customers, and triple-play voice, video and data services for residential customers. Product offerings include the Tellabs® 3000 voice-quality enhancement products, the Tellabs® 5000 series of digital cross-connect systems, the Tellabs® 7100 optical transport system (OTS) and the Tellabs® 7300 metro Ethernet switching series.

TELLABS ANNUAL REPORT 2009

The Services segment includes deployment, support, training, systems integration and network design/consulting services. These services support all phases of the network: planning, building and operating.

We define segment profit as gross profit less research and development expenses. Segment profit excludes sales and marketing expenses, general and administrative expenses, the amortization of intangibles, restructuring and other charges, the impact of equity-based compensation (which includes restricted stock and PSUs granted after June 30, 2006, and stock options) and the goodwill impairment charge.

Consolidated revenue by segment follows:

In millions	2009	2008	2007
Broadband	$785.8	$919.9	$1,018.6
Transport	509.6	580.1	672.7
Services	230.3	229.0	222.1

Total	$1,525.7	$1,729.0	$1,913.4

Segment profit and reconciliation to operating earnings (loss) by segment follows:

In millions	2009	2008	2007
Broadband	$185.7	$115.7	$39.1
Transport	139.4	178.0	237.5
Services	81.8	75.5	72.2

Total segment profit	$406.9	$369.2	$348.8
Sales and marketing expenses	(165.9)	(170.0)	(176.6)
General and administrative expenses	(101.4)	(101.8)	(99.1)
Equity-based compensation	(9.8)	(14.3)	(17.6)
Intangible asset amortization	(24.6)	(23.9)	(22.5)
Restructuring and other charges	(11.7)	(40.9)	(5.8)
Goodwill impairment	—	(988.3)	—

Operating earnings (loss)	$93.5	$(970.0)	$27.2

The segments use many of the same assets. For internal reporting purposes, we do not allocate assets by segment and therefore no asset, depreciation and amortization, or capital expenditure by segment information is provided to our chief operating decision maker.

During 2009, revenue from two customers accounted for 30% and 21% of consolidated revenue. In 2008, revenue from two customers accounted for 33% and 16% of consolidated revenue. In 2007, revenue from two customers accounted for 37% and 16% of consolidated revenue. We attribute revenue to customers based on the effective date of any relevant merger. Revenue from these major customers is earned in each of the three operating segments.

Consolidated revenue by country based on customer location follows:

In millions	2009	2008	2007
United States	$993.3	$1,174.0	$1,398.6
All other countries	532.4	555.0	514.8

Total	$1,525.7	$1,729.0	$1,913.4

Long-lived assets by country follow:

In millions	1/1/10	1/2/09
United States	$544.0	$396.5
Finland	62.0	53.9
All other countries	20.8	20.0

Total	$626.8	$470.4

15. Operating Lease Commitments

We have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancelable and expire on various dates through 2028. As of January 1, 2010, future minimum lease commitments under non-cancelable leases are as follows:

In millions
2010	$8.8
2011	6.2
2012	4.7
2013	3.4
2014	2.2
2015 and thereafter	1.8

Total minimum lease payments	$27.1

Total future minimum lease payments have not been reduced by $0.2 million of future sublease payments to be received under non-cancelable subleases. Total rental expense was $11.1 million for 2009, $11.0 million for 2008 and $18.4 million for 2007.

16. Stock Repurchase Programs

We repurchase outstanding common stock under Rule 10b5-1. We intend to continue to use cash generated by employee stock option exercises (other than those of company officers and board members) to repurchase stock in the manner provided under this program. As of January 1, 2010, we have purchased 7.5 million shares of our common stock under this program since February 2006, at a total cost of $93.4 million, including $1.8 million (0.2 million shares) in 2009 and $0.9 million (0.2 million shares) in 2008. On January 27, 2010, our Board of Directors authorized a one-year extension of this program.

On July 31, 2006, our Board of Directors authorized a repurchase program of up to $300 million of outstanding common stock. As of February 1, 2008, we purchased 37.0 million shares of our common stock under this program at a total cost of $300 million, completing this program. This total includes purchases of $29.9 million (4.6 million shares) in 2008.

On November 8, 2007, our Board of Directors authorized a repurchase program of up to $600 million of outstanding common stock. As of January 1, 2010, we purchased 32.4 million shares of our common stock under this program at a total cost of $204.0 million, leaving $396.0 million available to be purchased under this program. This total includes purchases of $81.1 million (12.7 million shares) in 2009 and $122.9 million (19.7 million shares) in 2008. We provide no assurance that we will continue our repurchase activity and we may change our repurchase activity in the future.

In addition, during 2009 we purchased 0.5 million shares for $2.6 million to cover withholding taxes on shares issued under employee stock plans. In 2008, we purchased 0.4 million shares for $2.0 million to cover withholding taxes on shares issued under employee stock plans.

We record repurchased shares as Treasury stock.

17. Net Earnings (Loss) Per Share

The following table sets forth the computation of net earnings (loss) per share:

In millions, except per-share data	2009	2008	2007
Numerator:
Net earnings (loss)	$113.6	$(930.1)	$65.0

Denominator:
Denominator for basic net earnings (loss) per share - weighted average shares outstanding	392.5	400.1	436.6
Effect of dilutive securities:
Employee stock options and restricted and performance stock awards	1.7	—	4.5

Denominator for diluted net earnings (loss) per share - adjusted weighted average shares outstanding and assumed conversions	394.2	400.1	441.1

Net earnings (loss) per share, basic	$0.29	$(2.32)	$0.15
Net earnings (loss) per share, diluted	$0.29	$(2.32)	$0.15

The number of securities excluded from the weighted average shares outstanding computation was 31.5 million in 2009, 35.0 million in 2008 and 21.7 million in 2007 because the exercise price was greater than the average market price of the common shares; therefore, the effect would have been anti-dilutive. Dilutive securities are not included in the computation of diluted earnings per share when a company is in a loss position. As such, the numerator and the denominator used in computing both basic and diluted net loss per share for 2008 are the same. Diluted weighted average shares outstanding were 400.9 million in 2008.

TELLABS ANNUAL REPORT 2009

18. Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 2009 and 2008 follows:

In millions, except per-share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009
Revenue	$361.7	$385.4	$389.3	$389.3
Gross profit	$159.8	$167.5	$162.3	$176.2
Net earnings	$6.5	$15.7	$29.3	$62.1
Net earnings per share -
Basic	$0.02	$0.04	$0.07	$0.16
Diluted	$0.02	$0.04	$0.07	$0.16

2008
Revenue	$464.1	$432.5	$424.1	$408.3
Gross profit	$177.9	$150.2	$162.2	$169.8
Net earnings (loss)	$16.6	$39.0	$(998.5)	$12.8
Net earnings (loss) per share -
Basic	$0.04	$0.10	$(2.51)	$0.03
Diluted	$0.04	$0.10	$(2.51)	$0.03

The per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly per-share amounts does not necessarily equal the annual per-share amount.

19. Subsequent Events

On January 25, 2010, management initiated a restructuring plan that will enable Tellabs to shift investment from TDM (Time Division Multiplexing) to Ethernet and IP (Internet Protocol) products, move supply chain closer to our suppliers and reduce general and administrative expenses. Actions under this plan are expected to be completed by the end of the first quarter of 2011. We expect to record pretax charges in the first quarter of 2010 through the first quarter of 2011 in the range of $11 million to $14 million. The pretax charges will consist of $9 million to $11 million for workforce reductions of approximately 200 employees and $2 million to $3 million for facility- and asset-related charges. Estimated cash payments under this plan are expected to be in the range of $9 million to $11 million beginning in the first quarter of 2010 and continuing through the second quarter of 2011.

On January 25, 2010, the Board of Directors approved a cash dividend of $0.02 per share of outstanding common stock payable on February 26, 2010, to stockholders of record as of the close of business on February 12, 2010.

5-Year Summary of Selected Financial Data (Unaudited)

In millions, except per-share, employee and stockholder data	2009	2008[3]	2007	2006	2005
Statement of Operations Data
Revenue	$1,525.7	$1,729.0	$1,913.4	$2,041.2	$1,883.4
Gross profit	$665.8	$660.1	$674.3	$933.6	$855.0
Operating earnings (loss)	$93.5	$(970.0)	$27.2	$246.8	$188.8
Earnings (loss) before income tax	$113.2	$(952.5)	$70.2	$284.7	$213.1
Net earnings (loss)	$113.6	$(930.1)	$65.0	$194.1	$175.8
Net earnings (loss) per share	$0.29	$(2.32)	$0.15	$0.43	$0.39
Net earnings (loss) per share – diluted	$0.29	$(2.32)	$0.15	$0.43	$0.39
Weighted average shares outstanding – diluted	394.2	400.1	441.1	454.1	454.5
Balance Sheet Data
Total assets	$2,622.8	$2,511.2	$3,746.6	$3,922.4	$3,514.9
Total liabilities	$707.9	$664.7	$833.3	$984.1	$700.2
Stockholders’ equity	$1,914.9	$1,846.5	$2,913.3	$2,938.3	$2,814.7
Other Information
Net cash provided by operating activities	$234.4	$130.8	$133.4	$320.1	$258.4
Working capital	$1,288.7	$1,376.2	$1,438.7	$1,470.4	$1,347.8
Research and development expense [1]	$268.7	$305.2	$343.1	$356.9	$344.0
Return on average stockholders’ equity	6.0%	(39.1)%	2.2%	6.7%	6.3%
Stock price at year-end	$5.68	$4.20	$6.70	$10.26	$10.90
Number of employees	3,295	3,228	3,716	3,713	3,609
Number of stockholders [2]	6,961	7,088	7,356	7,678	8,262

[1]	Research and development expense does not include purchased in-process research and development costs of $2.2 million in 2005.

[2]

For 2009 represents the number of stockholders at February 12, 2010. For 2008 represents the number of stockholders at February 20, 2009. For 2007 represents the number of stockholders at February 15, 2008. For 2006 represents the number of stockholders at February 16, 2007. For 2005 represents the number of stockholders at the record date for the next annual meeting of stockholders.

[3]	Includes a non-cash goodwill impairment charge of $988.3 million.

TELLABS ANNUAL REPORT 2009

BOARD OF DIRECTORS

Michael J. Birck, 72, chairman and co-founder of Tellabs. Chairman since 2000; chief executive officer 2002-2004; chief executive officer and president 1975-2000. Director, Molex Incorporated. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.

Bo Hedfors, 66, president of Hedfone Consulting, Inc. (telecom and Internet consulting) 2002-2009. President, Motorola Networks 1998-2002; president and chief executive officer of Ericsson, Inc. 1994-1998; chief technology officer of LM Ericsson 1990-1993. M.S.E.E., Chalmers University of Technology. Tellabs director since 2003.

Frank Ianna, 60, chief executive officer of Attila Technologies LLC since 2007. President of AT&T Network Services 1998-2003; various executive and senior management positions at AT&T 1990-1998; various management and staff positions at AT&T 1972-1998. Director, Clearwire Corporation and Sprint Nextel. M.S.E.E., Massachusetts Institute of Technology; B.E.E.E., Stevens Institute of Technology. Tellabs director since 2004.

Linda Wells Kahangi, 46, executive director of Alpha Phi International Fraternity since 2009. President of New Edge Networks, an EarthLink subsidiary, 2007-2008; executive vice president and general manager of business solutions at EarthLink 2005-2007; executive vice president of operations 2000-2005; vice president of engineering at MindSpring 1999-2000; various management positions at Netcom 1996-1999; Sybase 1994-1996; Amdahl 1992-1994; GTE 1987-1992. M.B.A., St. Mary’s College; B.S., Iowa State University. Tellabs director since 2006.

Fred A. Krehbiel, 68, co-chairman of Molex Incorporated since 1999. Co-chairman and chief executive officer 2004-2005; chairman of the board and chief executive officer 1993-1999; vice chairman and chief executive officer 1988-1993. Director, DeVry, Inc. 1996-2008. B.A., Lake Forest College. Tellabs director since 1985.

Michael E. Lavin, 64, Midwest area managing partner KPMG LLP 1993-2002. Partner 1977-2002. Director, Integrys Energy Group, Inc. Director, SPSS, Inc. 2005-2009. B.B.A., University of Wisconsin. Tellabs director since 2003.

Stephanie Pace Marshall, Ph.D., 64, founding president and president emerita of Illinois Mathematics and Science Academy since 1986. Ph.D., Loyola University; M.A., University of Chicago; B.A., Queens College. Tellabs director since 1996.

Robert W. Pullen, 47, president and chief executive officer since 2008. Vice president and general manager of global services 2005-2008; senior vice president of North American sales 2002-2005; various management, engineering and sales positions 1985-2002. Chairman emeritus, executive board of Telecommunications Industry Association. M.B.A., Northwestern University; B.S., University of Illinois. Tellabs director since 2008.

William F. Souders, 81, chairman and chief executive officer of Emery Air Freight Corporation 1988-1989. Executive vice president and director at Xerox Corporation 1974-1986. B.A., Lake Forest College. Tellabs director since 1990.

Jan H. Suwinski, 68, professor of Business and Operations, Cornell University, Johnson Graduate School of Management since 1996. Chairman, Siecor Corporation, 1992-1996. Executive vice president of OptoElectronics Group, Corning Incorporated 1990-1996. Director, Thor Industries, Inc. and ACI Worldwide, Inc. M.B.A. and B.M.E., Cornell University. Tellabs director since 1997.

Board of Directors Structure and Process

Tellabs operates under the direction of its Board of Directors.

Each director who is not an officer of the Company receives an annual retainer for board service and for committee service. In addition, each committee chair receives an annual retainer. Each director receives equity compensation. (Details can be found in the Tellabs 2010 proxy statement.)

The board has an audit and ethics committee, a nominating and governance committee and a compensation committee.

Members of the audit and ethics committee are Michael Lavin - Chair, Linda Wells Kahangi, William Souders and Jan Suwinski.

Members of the nominating and governance committee are Stephanie Pace Marshall – Chair, Bo Hedfors, Frank Ianna, Linda Wells Kahangi and Fred Krehbiel.

Members of the compensation committee are William Souders – Chair, Bo Hedfors, Michael Lavin, Stephanie Pace Marshall and Jan Suwinski.

Corporate Governance and Bylaws

Tellabs is committed to remaining responsive to stockholders, strengthening our corporate governance and adopting the best practices of major public companies. The nominating and governance committee is responsible for reviewing and recommending Tellabs governance practices to the Board. The nominating and governance committee discusses Tellabs corporate governance at each committee meeting.

TELLABS ANNUAL REPORT 2009

The Tellabs leadership team includes (left to right): Rizwan Khan, Daniel P. Kelly, Dr. Vikram Saksena, Michael J. Birck, Robert W. Pullen, Timothy J. Wiggins, Jean K. Holley, John M. Brots, James M. Sheehan and Roger J. Heinz.

Michael J. Birck, 72, chairman and co-founder of Tellabs. Chairman since 2000; chief executive officer 2002-2004; chief executive officer and president 1975-2000. Director, Molex Incorporated. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.

Robert W. Pullen, 47, president and chief executive officer since 2008. Vice president and general manager of global services 2005-2008; senior vice president of North American sales 2002-2005; various management, engineering and sales positions 1985-2002. Chairman emeritus, executive board of Telecommunications Industry Association. M.B.A., Northwestern University; B.S., University of Illinois. Tellabs director since 2008.

John M. Brots, 49, executive vice president, global operations since 2005. Vice president of supply chain management 2004; vice president of North American operations 2000-2003; various operations and management positions 1988-2003. M.B.A., St. Edwards University; B.S., Cameron University.

Roger J. Heinz, 47, executive vice president, global sales and services since 2008. President, IP-NGN core business unit at Alcatel-Lucent 2006-2008; vice president, converged IP core solutions; vice president, Sprint sales and various management positions at Lucent Technologies 1999-2006; senior positions at Astral Point Communications, Lucent Technology and AT&T Bell Laboratories 1986-1999. M.S.E.E., Cornell University; B.S.E.E., University of Illinois.

Jean K. Holley, 50, executive vice president and chief information officer since 2005. Senior vice president and chief information officer 2004; chief information officer at USG Corp. 1998-2003; various positions at Waste Management 1989-1998; director, VASCO Data Security International, Inc. M.S., Illinois Institute of Technology; B.S., Missouri University of Science and Technology.

Daniel P. Kelly, 48, executive vice president, global products since 2007. Executive vice president, transport products 2004-2007; various engineering and management positions 1985-2004. M.B.A., University of Chicago; M.S.E.E. and B.S.E.E., University of Notre Dame.

Rizwan Khan, 43, executive vice president, global marketing since 2008. Senior vice president of global marketing 2005-2008; various director roles including Tellabs’ APAC region 2001-2005; engineering and management positions at Motorola, Newbridge and Siemens 1988-2001. B.S.E.E., University of Engineering and Technology Lahore, Pakistan.

Dr. Vikram Saksena, 53, executive vice president and chief technology officer since 2008. CTO at Sonus Networks 2003-2008; various positions as CTO and chief architect at start-ups MaxComm Technologies, Narad Networks and Cisco 1998-2003; responsible for data network infrastructure at AT&T 1982-1998. Senior member of the IEEE. Ph.D. and M.S. in E.E., University of Illinois; B.S.E.E., Indian Institute of Technology.

James M. Sheehan, 47, executive vice president, chief administrative officer since 2005 and general counsel and secretary since 2002. Vice president and deputy general counsel 2000-2002; director and assistant general counsel 1995-2000. J.D., University of Illinois College of Law; B.S., University of Illinois.

Timothy J. Wiggins, 53, executive vice president and chief financial officer since 2003. Executive vice president and chief financial officer at Chicago Bridge & Iron Company, N.V. 1996-2001; various senior financial and operating management positions at Fruehauf Trailer Corporation and Autodie Corporation 1988-1996. Certified Public Accountant; B.S., Michigan State University.

GLOSSARY

3G Mobile — Wireless networks built for digital voice and high-speed data, including video.

4G Mobile — The future generation of wireless networks, designed to offer broadband speeds and integrate different types of mobile technology.

Access — Equipment that provides a connection between service providers’ central offices and homes, businesses and other user locations.

ANSI (American National Standards Institute) — A private non-profit organization that oversees the development of standards for products, services, processes and personnel in the United States.

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

Cloud Computing — A process that involves delivering hosted or virtualized services over the Internet.

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

Gateway — A network device that acts as an entrance to another network and performs functions including signaling control, QoS and security.

HSPA+ (Evolved High-Speed Packet Access) — A 3G wireless broadband standard.

Internet — The world’s largest decentralized network of computers and network servers.

IP (Internet Protocol) — Rules that enable cooperating computers to share information across a network.

LAN (Local-Area Network) — A computer or data network that covers a small physical area, like a home, office, or small group of buildings.

LTE (Long-Term Evolution) — The next generation of mobile communications services with improved performance and faster speeds.

Managed Access — An access and transport system that simplifies end-to-end management of mobile transport and business services.

Mobile — Wireless communications networks that use radio frequencies rather than cables.

Mobile Backhaul — A process of aggregating and transmitting mobile traffic from remote sites to a main transmission network.

Mobile Packet Core — The signaling and gateway core infrastructure in a mobile network for 3G and 4G networks.

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

Offloading — A process of transferring data or bypassing non-required network elements to reduce costs.

Optical Network — A communication system using fiber optics as the means for carrying information between equipment.

ONT (Optical Network Terminal) — A device that connects a fiber-access network to a home or business to deliver voice, data and video services.

Optical Transport — A technology that transmits communications traffic in the form of laser light over fiber-optic cable.

Professional Services — Services such as network optimization, business case analysis and network performance enhancements.

QoS (Quality of Service) — A measurement of integrity of traffic moving over a network. QoS is especially important for real-time transmissions such as financial transactions, voice and video.

ROADM (Reconfigurable Optical Add/Drop Multiplexer) — A system that enables the remote configuration of any wavelength on any network element, reducing the need to dispatch technicians.

Router — A device that sends internet protocol (IP) traffic, or packets, to specific destinations.

SDH (Synchronous Digital Hierarchy) — A transport format for transmitting high-speed digital information over fiber-optic facilities outside of North America, comparable to SONET.

Smartphone — A mobile device that integrates the functionality of a mobile phone, personal digital assistant or other information appliance, often with personal computer functionality.

SONET (Synchronous Optical NETwork) — A transport format for sending high-speed digital signals through fiber-optics in North America, comparable to SDH.

TDM (Time Division Multiplexing) — A technology that combines multiple streams of traffic by assigning timeslots, sequentially in turn from each input onto a combined higher speed channel.

Transport — A process of moving voice, data or video across communications networks.

VQE (Voice Quality Enhancement) — A technique that improves sound quality by isolating and filtering out unwanted signals and sounds such as echoes and background noise.

WiMax — A technology that provides wireless transmission of data for both point-to-point and mobile applications.

Wireline — Networks that use cables rather than radio frequency.

TELLABS ANNUAL REPORT 2009

INVESTOR INFORMATION

Stock Listing

NASDAQ: TLAB. Tellabs is a component of the NASDAQ Global Select Market, Ocean Tomo 300™ Patent Index, the Standard & Poor’s 500 Index and several corporate responsibility indexes including the Maplecroft Climate Innovation Index, FTSE4Good and eight FTSE KLD indexes.

Voting Rights

All Tellabs stockholders are entitled to one vote for each share held. Only stockholders of record as of March 1, 2010, the record date for the annual meeting determined by the board of directors, are entitled to receive notice of, to attend and to vote at the annual meeting. For details, see Tellabs proxy statement.

Stockholders Owning More than 5% of the Company’s Shares

As of December 31, 2009:

Black Rock

Michael J. Birck

Janus Capital Management

Third Avenue Management

Independent Auditors

Ernst & Young LLP

Chicago, IL U.S.A.

2010 Stockholder Calendar

(Dates subject to change)

First Quarter 2010

Earnings Call: April 27, 7:30 a.m. CT

Second Quarter 2010

Annual Meeting

April 29, 2010, 2 p.m. CT

Northern Illinois University

1120 East Diehl Road

Naperville, IL 60563 U.S.A.

Earnings Call: July 27, 7:30 a.m. CT

Third Quarter 2010

Earnings Call: Oct. 26, 7:30 a.m. CT

Corporate Secretary

To request information, communicate with the board of directors, make a stockholder proposal or nominate a director, contact:

James M. Sheehan

Corporate Secretary

Tellabs, Inc.

1415 West Diehl Road

Naperville, IL 60563 U.S.A.

Transfer Agent

To transfer stock, change ownership, report lost or stolen certificates or change your address, contact:

Computershare Investor Services

+1.312.360.5389

Investor Relations

Tom Scottino

Senior Manager, Investor Relations

+1.630.798.3602

tom.scottino@tellabs.com

Tellabs Foundation

For information of grants in education, health and environment, visit www.tellabs.com/about/foundations.shtml, or contact:

Meredith Hilt

Executive Director,

Tellabs Foundation

meredith.hilt@tellabs.com

Locations

See www.tellabs.com/locations for complete information.

Headquarters

1415 West Diehl Road

Naperville, IL 60563 U.S.A.

Phone: +1.630.798.8800

www.tellabs.com

Worldwide Sales and Service

Asia Pacific Phone: +65.6215.6411

Europe, Middle East and Africa

Phone: +44.870.238.4700

Latin America and Caribbean Phone:

+1.954.839.2800

North America Phone:

+1.630.798.8800

Trademarks

All trademarked or registered trademark product and service names used herein are the property of Tellabs or one of its affiliates in the United States and/or in other countries. All other product or company names used herein may be the property of their respective companies.

Certificate of Incorporation and Bylaws

Tellabs’ current bylaws and certificate of incorporation are available online at www.tellabs.com/investors.

For current electronic information about Tellabs, see the following resources:

Tellabs.com

To read Tellabs’ news releases, our customer magazine Inspire and recent articles mentioning Tellabs, visit www.tellabs.com.

Tellabs.com Investor Information

To see the electronic annual report, Tellabs SEC filings, our investor calendar and investor webcasts, visit www.tellabs.com/investor.

E-mail Alerts

To automatically receive Tellabs financial information by e-mail, you can sign up for alerts at www.tellabs/investor, or send an e-mail to Investor Relations at tom.scottino@tellabs.com.

Tellabs Blog

To hear what Tellabs experts say about the newest trends and innovations, sign up to automatically receive their updates at visit www.tellabs.com/blog.

Tellabs Corporate Social Responsibility

To learn more about how Tellabs manages its business for positive economic, social and environmental outcomes, visit www.tellabs.com/about/corpresp.shtml.

Tellabs Facebook and Tellabs Twitter

To follow Tellabs’ social media conversations, visit www.facebook.com/tellabs or www.twitter.com/tellabsinc.